As confidentially submitted to the Securities and Exchange Commission on October 23, 2023

Registration No. [-]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

Amendment No. 1 to

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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SEMILUX INTERNATIONAL LTD.

_________________

N/A
(Translation of registrant’s name into English)

Cayman Islands	3827	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number

4F., No. 32, Keya Rd., Daya Dist.
Central Taiwan Science Park
Taichung City 42881
Taiwan
+886 04 2567 3281
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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COGENCY GLOBAL INC.
122 East 42nd Street, 18th Floor,
New York, NY 10168
(212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________

With copies to:

Joel Rubinstein White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 Tel: +1 212-819-7642	Jessica Zhou White & Case 16th Floor, York House The Landmark 15 Queen’s Road Central Central, Hong Kong Tel: +852 2822-8725	Francis Chang Landi Law Firm 15F-1, No. 105, Guo’an 1st Rd, Xitun District, Taichung City 407 Taiwan	Gary J. Ross Ross Law Group, PLLC 1430 Broadway Suite 1804 New York, NY 10018-3352 Tel: +1 212-884-9339

_________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and upon completion of the business combination described in the enclosed Registration Statement/Proxy Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Registration Statement/Proxy Statement is not complete and may be changed. The Registrant may not sell these securities until the Securities and Exchange Commission declares the registration statement effective. This Registration Statement/Proxy Statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction or state where the offer or sale is not permitted.

Preliminary, Subject to completion, dated            , 2023

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS OF CHENGHE ACQUISITION CO.
AND PROSPECTUS FOR UP TO 8,437,681 ORDINARY SHARES, 16,000,000 WARRANTS AND 16,000,000 ORDINARY SHARES ISSUABLE UPON THE EXERCISE OF THE WARRANTS OF SEMILUX INTERNATIONAL LTD.

On July 21, 2023, Chenghe Acquisition Co., a Cayman Islands exempted company with limited liability (“Chenghe” or “SPAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Semilux International Ltd., a Cayman Islands exempted company with limited liability (“CayCo”), SEMILUX LTD., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of CayCo (“Merger Sub”), and Taiwan Color Optics, Inc. (“TCO” and together with CayCo and Merger Sub, the “TCO Parties”), a company incorporated and in existence under the laws of Taiwan with uniform commercial number of 25052644, pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub shall be merged with and into Chenghe with Chenghe being the surviving company and as a direct, wholly owned subsidiary of CayCo (the “Merger”), and Chenghe will change its name to “SEMILUX LTD.” (the “Business Combination”). The closing of the Business Combination will be conditional upon, among other things, the closing of the TCO Restructuring (the “TCO Restructuring Closing”) (as discussed further below). The time of the closing of the Business Combination is referred to herein as the “Closing.” The date of the Closing of the Business Combination is referred to herein as the “Closing Date.”

TCO Restructuring

To maximize Cayco’s control over TCO’s business and operations after the Closing and enhance the efficiency of future fundraising, the parties intend to have each existing TCO Shareholder exchange the Company Shares held by it, him or her with CayCo Ordinary Shares, so that at the Closing, or as soon as practicable thereafter, CayCo will be the sole shareholder of TCO. Pursuant to the Business Combination Agreement, CayCo shall have acquired at least 90.1% of all issued and outstanding Company Shares on or prior to the Closing. Such restructuring is expected to be effected in two phases.

As of the date of the Business Combination Agreement, CayCo had entered into the Phase I Restructuring Documents with certain shareholders of TCO, pursuant to which CayCo will acquire 60% of the Aggregate Fully Diluted Company Shares of TCO.

From the date of the Business Combination Agreement until the Closing, TCO shall use its best efforts to sign the Phase II Restructuring Documents with all of the remaining TCO Shareholders within twenty (20) Business Days after TCO has received the Company Shareholder Approval. The terms of the Phase II Restructuring Documents are expected to be substantially the same as those of the Phase I Restructuring Documents. The TCO Parties shall each use their respective best efforts to procure that sufficient TCO Shareholders will execute the Company Restructuring Documents such that the Company Acquisition Percentage shall be at least 90.1%. The purchase and acquisition of the Company Shares by CayCo in accordance with the Company Restructuring Documents at the TCO Restructuring Closing shall be referred to as the “Company Acquisition”.

The TCO Parties agree that the Company Restructuring Documents shall provide that at the TCO Restructuring Closing, CayCo shall issue and allot to each TCO Shareholder who has agreed to so subscribe (“Company Shareholders Subscription” and together with Company Acquisition, the “TCO Restructuring”) in respective of each Company Share owned by such person, a number of CayCo Ordinary Shares that is no more than the Subscription Factor.

The TCO Restructuring Closing shall take place at least one (1) Business Day before the Closing Date or such other time and place as Chenghe and TCO may mutually agree.

As soon as practicable and to the extent legally feasible under applicable laws after the Closing, TCO shall enter into and consummate a share exchange transaction with CayCo pursuant to the Merger and Acquisition Act for CayCo to acquire the Company Shares owned by the Remaining Company Shareholders with cash consideration at a price per share no greater than the per share equity value implied by the Base Equity Value. At the consummation of such share exchange transaction, CayCo will be the sole shareholder of TCO.

The Merger

Pursuant to the Business Combination Agreement, (i) each SPAC Unit (“SPAC Unit”) outstanding immediately prior to the Merger Effective Time, consisting of one (1) SPAC Class A Ordinary Share and one-half (1/2) of one (1) SPAC Warrant, will be automatically separated (“Unit Separation”) and the holder thereof will be deemed to hold one (1) SPAC Class A Ordinary Share and one-half (1/2) of one (1) SPAC Warrant; (ii) each SPAC Class B Ordinary Share that is issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into one (1) SPAC Class A Ordinary Share (the

“SPAC Class B Conversion”) and each SPAC Class B Ordinary Share shall no longer be issued and outstanding and shall automatically be cancelled and cease to exist; (iii) each SPAC Class A Ordinary Share (which for the avoidance of doubt, includes the SPAC Class A Ordinary Shares (A) issued in connection with the SPAC Class B Conversion; and (B) held as a result of Unit Separation) shall be cancelled in exchange for the right to receive one (1) CayCo Ordinary Share; and (iv) each SPAC Warrant that is outstanding and unexercised shall be automatically converted into the right to receive a CayCo Warrant, which shall be on the same terms and conditions as the applicable SPAC Warrant.

At the Closing, in accordance with the Companies Act (as revised) of the Cayman Islands, Merger Sub will merge with and into Chenghe, the separate corporate existence of Merger Sub will cease and Chenghe will be the surviving corporation and a wholly-owned subsidiary of CayCo.

Proposals to approve the Business Combination Agreement and the other matters discussed in this Registration Statement/Proxy Statement will be presented at the extraordinary general meeting (the “Extraordinary General Meeting”) of Chenghe Shareholders scheduled to be held on            , 20            , at            a.m., Eastern Time, at            and via live webcast at https://www.cstproxy.com/chengheacquisition/2023.

Although CayCo is not currently a public reporting company, following the effectiveness of the registration statement of which this Registration Statement/Proxy Statement is a part and the Closing, CayCo will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). CayCo intends to apply for listing of the CayCo Ordinary Shares on either The New York Stock Exchange (“NYSE”) or Nasdaq Global Select Market (“Nasdaq”) (either, the “Stock Exchange”), under the proposed symbol “SELX,” to be effective at the consummation of the Business Combination. It is a condition of the consummation of the Business Combination that the CayCo Ordinary Shares are approved for listing on the Stock Exchange (subject only to official notice of issuance thereof). While trading on the Stock Exchange is expected to begin on the first Business Day following the date of completion of the Business Combination, there can be no assurance that CayCo’s securities will be listed on the Stock Exchange or that a viable and active trading market will develop. See “Risk Factors” beginning on page 50 for more information.

In connection with the Business Combination, Chenghe and TCO agreed on a fixed pre-money equity value of US$380 million for the Post-Closing Company. At the consummation of the TCO Restructuring, CayCo will issue and allot to each TCO Shareholder who agrees to participate in the TCO Restructuring in respective of each Company Share owned by such person, a number of CayCo Ordinary Shares that is no more than the Subscription Factor, which is the number resulting from dividing (x) the result of the quantity of US$380 million divided by US$10.00, by (y) the Aggregate Fully Diluted Company Shares as at the time of calculation. Any increase in the number of TCO Shareholders who participate in the TCO Restructuring will increase in the number of CayCo Ordinary Shares issued in connection with the TCO Restructuring and at the consummation of the Business Combination.

In addition, TCO shall, as soon as practicable and to the extent legally feasible under the applicable laws after the closing of the Business Combination, enter into and consummate a share exchange with CayCo pursuant to the Merger and Acquisition Act for CayCo to acquire the Company Shares owned by the Remaining Company Shareholders with cash consideration at a price per share no greater than the per share equity implied by US$380 million fixed pre-money equity value. For the illustrative purpose only, we assume that at the consummation of the TCO Restructuring, all TCO Shareholders agree to participate in the TCO Restructuring.

Assuming none of the Public Shareholders demand redemption pursuant to the Chenghe Articles, assuming the Company Acquisition Percentage is 100% at the consummation of the TCO Restructuring and the exercises of all issued and outstanding SPAC Warrants at the closing of the Business Combination, it is anticipated that (i) TCO’s existing shareholders will retain an ownership interest of approximately 60.50% of the Post-Closing Company’s total issued and outstanding share capital; (ii) the Sponsor and its affiliates holding the Founder Shares and SPAC Private Placement Warrants will hold approximately 16.92% of the Post-Closing Company’s total issued and outstanding share capital; and (iii) our Public Shareholders will hold approximately 13.43% of the Post-Closing Company’s total issued and outstanding share capital.

Assuming intermediate redemptions by Public Shareholders, assuming the Company Acquisition Percentage is 100% at the consummation of the TCO Restructuring and the exercises of all issued and outstanding SPAC Warrants at the closing of the Business Combination, it is anticipated that (i) TCO’s existing shareholders will retain an ownership interest of approximately 64.85% of the Post-Closing Company’s total issued and outstanding share capital; (ii) the Sponsor and its affiliates holding the Founder Shares and SPAC Private Placement Warrants will hold approximately 18.13% of the Post-Closing Company’s total issued and outstanding share capital; and (iii) our Public Shareholders will hold approximately 7.20% of the Post-Closing Company’s total issued and outstanding share capital.

Assuming maximum redemptions by Public Shareholders, assuming the Company Acquisition Percentage is 100% at the consummation of the TCO Restructuring and the exercises of all issued and outstanding SPAC Warrants at the closing of the Business Combination, it is anticipated that (i) TCO’s existing shareholders will retain an ownership interest of approximately 68.51% of the Post-Closing Company’s total issued and outstanding share capital; (ii) the Sponsor and its affiliates holding the Founder Shares and SPAC Private Placement Warrants will hold approximately 19.16% of the Post-Closing Company’s total issued and outstanding share capital; and (iii) our Public Shareholders will hold approximately 1.97% of the Post-Closing Company’s total issued and outstanding share capital.

The following table illustrates the ownership levels in the Post-Closing Company, assuming consummation of the Business Combination, the Company Acquisition Percentage reaching 100% at the consummation of the TCO Restructuring and the exercise of all issued and outstanding SPAC Warrants, under several redemption scenarios:

	Assuming No Redemptions		Assuming Intermediate Redemptions(1)		Assuming Maximum Redemptions(2)
	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %
TCO Shareholders	38,000,000	60.50%	38,000,000	64.85%	38,000,000	68.51%
Public Shareholders	8,437,681	13.43%	4,218,840	7.20%	1,092,732	1.97%
Holders of Founder Shares(5)	2,875,000	4.58%	2,875,000	4.91%	2,875,000	5.18%
Holders of SPAC Public Warrants(3)	5,750,000	9.15%	5,750,000	9.81%	5,750,000	10.87%
Holders of SPAC Private Warrants(4)(5)	7,750,000	12.34%	7,750,000	13.23%	7,750,000	13.97%
Pro forma ordinary shares of the Post-Closing Company	62,812,681	100.0%	58,593,840	100.0%	55,467,732	100.0%

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(1)      Assumes that 4,218,841 Public Shares are redeemed for aggregate redemption payments of approximately $45.02 million, assuming a $10.67 per share redemption price and based on funds in the Trust Account as of June 30, 2023.

(2)      Assumes that 7,344,949 Public Shares are redeemed for aggregate redemption payments of approximately $78.37 million, assuming a $10.67 per share redemption price and based on funds in the Trust Account as of June 30, 2023. The number of Public Shares redeemed under the maximum redemption scenario is calculated based on the assumption that (i) SPAC will pay $2,300,000 transaction expenses from the Trust Account at the Closing; and (ii) SPAC will have US$5,000,001 net asset following the redemption.

(3)      Assumes the exercise of all issued and outstanding SPAC Public Warrants, each for one CayCo Ordinary Share, at the closing of the Business Combination.

(4)      Assumes the exercise of all issued and outstanding SPAC Private Placement Warrants, each for one CayCo Ordinary Share, at the closing of the Business Combination. As of the date of this Registration Statement/Proxy Statement, the Sponsor has not extended any working capital loan to Chenghe, which may be convertible into private placement warrants at the option of the Sponsor. None of Chenghe, its directors and officers is aware of any intention to obtain any working capital loan from the Sponsor.

(5)      The Sponsor and its affiliates’ total potential ownership interest in the post-Closing Company, assuming the exercise and conversion of all securities following the Closing, including the SPAC Private Placement Warrants and Founder Shares, is estimated to comprise approximately 16.92% of outstanding CayCo Ordinary Shares in a no redemption scenario, 18.13% of outstanding CayCo Ordinary Shares in an intermediate redemption scenario and 19.16% of outstanding CayCo Ordinary Shares in a maximum redemption scenario.

CayCo is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

CayCo is also a “foreign private issuer” as defined in the Exchange Act, and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, CayCo’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, CayCo will not be required to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

CayCo is a Cayman Islands holding company and does not conduct operations directly. CayCo will conduct its operations primarily through TCO, its subsidiary, after the Closing of the Business Combination. To the extent CayCo’s cash in the business is in Taiwan, the funds may not be available to distribute dividends to CayCo’s investors, or for other use outside of Taiwan, due to interventions in or the imposition of restrictions and limitations on the ability of CayCo or CayCo’s subsidiaries by the Taiwan government to transfer cash. The Taiwan government imposes controls on the convertibility of New Taiwan Dollar into foreign currencies and, in certain cases, the remittance of currency out of Taiwan. TCO receives substantially all of its revenue in U.S. Dollars. Under current Taiwan laws and regulations, TCO may pay dividends only out of their accumulated after-tax profits each year upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Taiwanese accounting standards and regulations. In addition, TCO is required to maintain certain statutory reserves and shall also allocate a portion of its after-tax profits to staff welfare and bonus funds, which in each case are not distributable as cash dividends except in the event of liquidation. In accordance with the Company Act of Taiwan, 10% of the net profit shall be allocated as legal reserve until the accumulated legal reserve equals the paid-in capital. Further, the reservation for staff welfare and bonus funds shall comply with the regulations of the articles of incorporations. Furthermore, TCO is required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies. The conversion of New Taiwan Dollar into any foreign currency and remittance of foreign currencies into and out of Taiwan are subject to Taiwan foreign exchange regulations. Under the current Taiwan foreign exchange control regulations, foreign exchange including payment of dividends to shareholders, do not require prior approval from the Central Bank of the Republic of China (Taiwan), if the amount does not exceed the annual foreign exchange quota promulgated by the Central Bank of the Republic of China (Taiwan) (“Taiwan CBC”). Under certain circumstances as prescribed by the relevant Taiwan regulations, documentary evidence of such foreign exchange transactions shall be presented and such transactions shall be conducted at designated foreign exchange banks in Taiwan which have the licenses to carry out foreign exchange business. However, there is no assurance that these foreign exchange regulations will remain unchanged in the future. If the relevant Taiwan regulations change in the future and any required approval is not obtained, TCO’s ability to make payments to CayCo in foreign currency may be restricted, and CayCo’s capital expenditure plans, business, operating results and financial condition may be materially and adversely affected. Under the current Taiwan regulations, Taiwan CBC regulates the declaration of foreign exchange receipts, disbursements and transactions involving at least NT$500,000 (US$16,271) or the equivalent in foreign currency. A Taiwanese company, may, upon filing a duly completed and executed declaration form via the banks registered with Taiwan CBC, conduct foreign exchange transactions involving New Taiwan Dollars for trade-related purposes of up to US$50 million in aggregate per calendar year without special approval from Taiwan CBC. Foreign exchange transactions for non-trade-related purposes or exceeding the applicable annual quota threshold would require special approval from Taiwan CBC, which will be at the discretion of and considered by Taiwan CBC on a case-by-case basis. Additionally, CayCo may provide loans to TCO. If the term of the loan is longer than one year, the TCO shall file a declaration of foreign debt to the competent authority when the parties sign a loan agreement or when the loan is remitted into Taiwan. CayCo cannot assure you that the Taiwan government will not intervene in such transactions or impose restrictions on the ability of CayCo and its subsidiaries to transfer cash. See “Risk Factors — TCO is subject to foreign exchange control imposed by Taiwan authorities, which may affect the paying dividends, repatriating the interest or making other payments to CayCo.” and “Risk Factors — TCO is subject to restrictions on paying dividend or making other payments to CayCo, which may restrict CayCo’s ability to satisfy its liquidity requirements.”

The accompanying Registration Statement/Proxy Statement provides Chenghe Shareholders with detailed information about the Business Combination and other matters to be considered at the Extraordinary General Meeting. We encourage you to read the entire accompanying Registration Statement/Proxy Statement, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 50 of the accompanying Registration Statement/Proxy Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Business Combination, or determined if this Registration Statement/Proxy Statement is accurate or adequate. Any representation to the contrary is a criminal offense.

Investing in Chenghe and CayCo securities involves a high degree of risk. Before making an investment decision, please read the information under the section entitled “Risk Factors” elsewhere in the accompanying Registration Statement/Proxy Statement and under similar headings or in any amendment or supplement to the accompanying Registration Statement/Proxy Statement.

CayCo is a “foreign private issuer” under the Exchange Act and therefore is exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Accordingly, after the Business Combination, CayCo Shareholders (as defined in the accompanying Registration Statement/Proxy Statement) may receive less or different information about CayCo than they would receive about a U.S. domestic public company. See “Risk Factors — CayCo will be a foreign private issuer, and as a result, CayCo will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.”

The accompanying Registration Statement/Proxy Statement is dated [            ], 2023, and is expected to be first mailed or otherwise delivered to SPAC Shareholders on or about [            ], 2023.

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that this Registration Statement/Proxy Statement describes other than those contained in this Registration Statement/Proxy Statement, and, if given or made, the information or representation must not be relied upon as having been authorized by CayCo or Chenghe. This Registration Statement/Proxy Statement does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this Registration Statement/Proxy Statement nor any distribution of securities made under this Registration Statement/Proxy Statement will, under any circumstances, create an implication that there has been no change in the affairs of CayCo or Chenghe since the date of this Registration Statement/Proxy Statement or that any information contained herein is correct as of any time subsequent to such date.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
CHENGHE ACQUISITION CO.
TO THE SHAREHOLDERS OF CHENGHE ACQUISITION CO.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Extraordinary General Meeting”) of shareholders of Chenghe Acquisition Co. (“Chenghe” or “SPAC”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, will be held at            a.m. Eastern Time, on            , 20            at            , or at such other time, on such other date and at such other place to which the meeting may be adjourned. You may also attend the Extraordinary General Meeting webcast by accessing the web portal located at https://www.cstproxy.com/chengheacquisition/2023. The Extraordinary General Meeting will be held for the following purposes:

•        Proposal No. 1 — The Business Combination Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve and adopt the business combination agreement dated as of July 21, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Chenghe, Semilux International Ltd., a Cayman Islands exempted company with limited liability (“CayCo”), SEMILUX LTD., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of CayCo (“Merger Sub”), and Taiwan Color Optics, Inc. (“TCO” and together with CayCo and Merger Sub, the “TCO Parties”), a company incorporated and in existence under the laws of Taiwan with uniform commercial number of 25052644, and approve the transactions contemplated thereby, pursuant to which, among other things, Merger Sub shall be merged with and into Chenghe with Chenghe being the surviving company and as a direct, wholly owned subsidiary of CayCo (the “Merger”), and Chenghe will change its name to “SEMILUX LTD.” (the “Business Combination”). The Business Combination and other transactions contemplated by the Business Combination Agreement are referred to as the “Transactions.” A copy of the Business Combination Agreement is attached as Annex A to the accompanying Registration Statement/Proxy Statement and a copy of the Plan of Merger is attached as Annex A-1 to the accompanying Registration Statement/Proxy Statement;

•        Proposal No. 2 — The Merger Proposal — to consider and vote upon, as a special resolution, a proposal to approve and adopt the plan of merger to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and approve the transactions contemplated thereby, including, without limitation the Merger. A copy of the Plan of Merger is attached as Annex A-1 to the accompanying Registration Statement/Proxy Statement;

•        Proposal No. 3 — The Authorized Share Capital Amendment Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve, with effect from the effective time of the Merger, the reclassification and re-designation of (a) 500,000,000 issued and unissued Class A ordinary shares of a par value of $0.0001 each to 500,000,000 issued and unissued ordinary shares of a par value of $0.0001 each; (b) 50,000,000 issued and unissued Class B ordinary shares of a par value of $0.0001 each to 50,000,000 issued and unissued ordinary shares of a par value of $0.0001 each; and (c) 5,000,000 authorized but unissued preference shares of a par value of $0.0001 each to 5,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each (the “Re-designation”) so that following such Re-designation, the authorized share capital of Chenghe shall be $55,500 divided into 555,000,000 ordinary shares of a par value of $0.0001 each, and immediately after the Re-designation, the authorized share capital of Chenghe be amended from $55,500 divided into 555,000,000 ordinary shares of a par value of $0.0001 each to $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each by the cancellation of 55,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each;

•        Proposal No. 4 — The Articles Amendment Proposals — to consider and vote upon, as special resolutions, two separate proposals to approve, with effect from the effective time of the Merger:

(a)     the change of name of Chenghe from “Chenghe Acquisition Co.” to “SEMILUX LTD.”; and

(b)    the amended and restated memorandum and articles of association of SPAC currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed second amended and restated memorandum and articles of association of Chenghe (the “Restated M&A”). A copy of the Restated M&A is attached as Annex H to the accompanying Registration Statement/Proxy Statement; and

•        Proposal No. 5 — The Adjournment Proposal — to consider and vote upon, as an ordinary resolution, a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve one or more proposals presented to the shareholders for vote.

The items of business listed above are more fully described elsewhere in the proxy statement. Whether or not you intend to attend the Extraordinary General Meeting, we urge you to read the attached proxy statement in its entirety, including the annexes and accompanying financial statements, before voting. IN PARTICULAR, WE URGE YOU TO CAREFULLY READ THE SECTION IN THE PROXY STATEMENT TITLED “RISK FACTORS.”

Only holders of record of ordinary shares of Chenghe at the close of business on             , 20     (the “record date”) are entitled to notice of the Extraordinary General Meeting and to vote and have their votes counted at the Extraordinary General Meeting and any adjournments or postponements of the Extraordinary General Meeting.

After careful consideration, our board of directors has determined that each of the proposals listed is fair to and in the best interests of Chenghe and its shareholders and recommends that you vote or give instruction to vote “FOR” each of the proposals set forth above. When you consider the recommendations of our board of directors, you should keep in mind that our directors and officers may have interests in the Business Combination that conflict with, or are different from, your interests as a shareholder. See the section titled “SPAC Shareholders Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

The Closing is conditioned on approval of the Business Combination Proposal, the Merger Proposal, the Authorized Share Capital Amendment Proposal and the Articles Amendment Proposals at the Extraordinary General Meeting. If any of these proposals is not approved and the applicable closing condition in the Business Combination Agreement is not waived, then we will not consummate the Business Combination.

All shareholders at the close of business on the record date are cordially invited to attend the Extraordinary General Meeting, which will also be held over the Internet by means of a live webcast at https://www.cstproxy.com/chengheacquisition/2023. To ensure your representation at the Extraordinary General Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible in the postage-paid return envelope provided and, in any event so as to be received by Chenghe no later than a.m. Eastern Time, on            , 2023, being 48 hours before the time appointed for the holding of the Extraordinary General Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting). In the case of joint shareholders, where more than one of the joint shareholder purports to appoint a proxy, only the appointment submitted by the most senior holder (being the first named holder in respect of the shares in our register of members) will be accepted. If you are a holder of record of ordinary shares of ours at the close of business on the record date, you may also cast your vote at the Extraordinary General Meeting. If you hold your ordinary shares in “street” name, which means your shares are held of record by a broker, bank or nominee, you must instruct your broker or bank on how to vote the shares you beneficially own or, if you wish to attend the Extraordinary General Meeting, you must obtain a legal proxy from the shareholder of record and email a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the Extraordinary General Meeting. Holders should contact their bank, broker or other nominee for instructions regarding obtaining a legal proxy. Holders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the Extraordinary General Meeting virtually. You will receive an email prior to the meeting with a link and instructions for entering the Extraordinary General Meeting.

A complete list of our shareholders of record entitled to vote at the Extraordinary General Meeting will be available for 10 days before the Extraordinary General Meeting at our principal executive offices for inspection by shareholders during business hours for any purpose germane to the Extraordinary General Meeting.

Voting on all resolutions at the Extraordinary General Meeting will be conducted by way of a poll rather than on a show of hands. On a poll, votes are counted according to the number of ordinary shares registered in each shareholder’s name, with each ordinary share carrying one vote.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Extraordinary General Meeting or not, please complete, sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Extraordinary General Meeting.

If you have any questions or need assistance voting your ordinary shares, please contact [            ]. Questions can also be sent by email to [            ].

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,
Shibin Wang
Chief Executive Officer and Director (Principal Executive Officer)

IF YOU RETURN YOUR SIGNED PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

ALL HOLDERS (THE “PUBLIC SHAREHOLDERS”) OF SPAC CLASS A ORDINARY SHARES ISSUED IN CHENGHE’S INITIAL PUBLIC OFFERING (THE “PUBLIC SHARES”) HAVE THE RIGHT TO HAVE THEIR PUBLIC SHARES REDEEMED FOR CASH IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION. PUBLIC SHAREHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL, TO VOTE ON THE BUSINESS COMBINATION PROPOSAL AT ALL, OR TO BE HOLDERS OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR PUBLIC SHARES REDEEMED FOR CASH.

THIS MEANS THAT ANY PUBLIC SHAREHOLDER HOLDING PUBLIC SHARES MAY EXERCISE REDEMPTION RIGHTS REGARDLESS OF WHETHER THEY ARE ENTITLED TO VOTE ON THE BUSINESS COMBINATION PROPOSAL AND REGARDLESS OF WHETHER THEY VOTE AT ALL.

TO EXERCISE REDEMPTION RIGHTS, PUBLIC SHAREHOLDERS MUST TENDER THEIR SHARES TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, CHENGHE’S TRANSFER AGENT, NO LATER THAN TWO (2) BUSINESS DAYS PRIOR TO THE EXTRAORDINARY GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN (DWAC) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO YOU. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

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ABOUT THIS REGISTRATION STATEMENT/PROXY STATEMENT

This Registration Statement/Proxy Statement, which forms part of a registration statement on Form F-4 ﬁled with the SEC by CayCo, as it may be amended or supplemented from time to time (File No. 333-            ) (the “Registration Statement/Proxy Statement”), serves as:

•        A notice of meeting and proxy statement of SPAC under Section 14(a) of the Exchange Act, for the Extraordinary General Meeting being held on [            ], 2023, where SPAC Shareholders will vote on, among other things, the proposed Business Combination and related transactions and each of the SPAC Shareholder Proposals described herein; and

•        A prospectus of CayCo under Section 5 of the Securities Act with respect to the CayCo Ordinary Shares that SPAC Shareholders and Company Shareholders will receive in the Business Combination.

This Registration Statement/Proxy Statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

This information is available without charge to you upon written or oral request. To make this request, you should contact SPAC’s proxy solicitor at:

[            ]

To obtain timely delivery of requested materials, you must request the information no later than ﬁve (5) Business Days prior to the date of the SPAC Shareholders’ Meeting. Please be sure to include your complete name and address in your request.

You may also obtain additional information about SPAC from documents ﬁled with the SEC by following the instruction in the section entitled “Where You Can Find More Information.”

MARKET AND INDUSTRY DATA

This Registration Statement/Proxy Statement contains estimates, projections, and other information concerning CayCo’s and TCO’s industry and business, as well as data regarding market research, estimates, forecasts and projections prepared by CayCo’s and the Company’s management. Information that is based on market research, estimates, forecasts, projections, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which TCO operates, and CayCo will operate, is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.”

Unless otherwise expressly stated, CayCo and TCO obtained industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research ﬁrms and other third parties, industry and general publications, government data, and similar sources. In some cases, CayCo and TCO do not expressly refer to the sources from which this data is derived. In that regard, when CayCo and TCO refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources that CayCo and TCO paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. While CayCo and TCO have compiled, extracted, and reproduced industry data from these sources with such care as they consider reasonable, CayCo and TCO have not independently veriﬁed the accuracy or completeness of the data, information and statistics.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualiﬁcations and additional uncertainties regarding the other forward-looking statements in this Registration Statement/Proxy Statement. See “Cautionary Note Regarding Forward-Looking Statements.” These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties, CayCo and TCO.

TRADEMARKS AND TRADE NAMES

TCO owns or has rights to various trademarks, service marks and trade names that they use in connection with the operation of its businesses. This Registration Statement/Proxy Statement also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Registration Statement/Proxy Statement is not intended to create, and does not imply, a relationship with TCO, CayCo or SPAC, or an endorsement or sponsorship by or of TCO, CayCo or SPAC. Solely for convenience, the trademarks, service marks and trade names referred to in this Registration Statement/Proxy Statement may appear without the®, TM or SM symbols, but such references are not intended to indicate, in any way, that TCO, CayCo or SPAC will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

PRESENTATION OF FINANCIAL INFORMATION

CayCo was incorporated on July 19, 2023 for the purpose of effectuating the Business Combination described herein. CayCo has no material assets or liabilities and does not operate any businesses. This Registration Statement/Proxy Statement contains:

•        the audited ﬁnancial statements of SPAC for the year ended December 31, 2022 and the unaudited financial statements of SPAC for the period ended June 30, 2023; and

•        the audited consolidated ﬁnancial statements of TCO for the years ended December 31, 2022, and December 31, 2021, and the unaudited consolidated financial statements of TCO for the six months ended June 30, 2023 and June 30, 2022.

Unless indicated otherwise, financial data presented in this Registration Statement/Proxy Statement has been taken from the unaudited interim financial statements of SPAC, audited financial statements of SPAC, CayCo and TCO included in this Registration Statement/Proxy Statement. Unless otherwise indicated, financial information of SPAC has been prepared in accordance with accounting principles generally accepted in the United States and the financial information in respect of CayCo and TCO has been prepared in accordance with Generally Accepted Accounting Principles.

CayCo and TCO present their consolidated financial statements in the New Taiwan dollar. SPAC publishes its financial statements in U.S. dollars. In this Registration Statement/Proxy Statement, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to “$,” “US$,” “U.S.$,” “USD,” “U.S. Dollars” and “dollars” mean U.S. dollars and all references to “NTD$”, “NT$” and “NTD” mean New Taiwan dollars.

EXCHANGE RATES

CayCo’s reporting currency will be the US Dollar. The determination of the functional and reporting currency of each group company is based on the primary currency in which the group company operates. For CayCo, the US Dollar is the functional currency. The functional currency of CayCo’s subsidiaries will generally be the local currency.

Certain information presented in this Registration Statement/Proxy Statement has been converted from NTD to USD at a rate of NTD30.71 to US$1, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. Exchange rates fluctuate, and such fluctuation can be significant.

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this Registration Statement/Proxy Statement to:

“Adjournment Proposal” means a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve one or more proposals presented to the shareholders for vote.

“Aggregate Fully Diluted Company Shares” means, without duplication, the aggregate number of Company Shares that are (i) issued and outstanding or (ii) issuable upon, or subject to the consummation of any PIPE Investment, if any.

“Ancillary Documents” means collectively, the Investor Rights Agreement, the Subscription Agreement, the Lock-Up Agreement, the Sponsor Support Agreement and the Company Support Agreement.

“Articles Amendment Proposals” means two separate proposals to approve (a) the change of name of Chenghe from “Chenghe Acquisition Co.” to “SEMILUX LTD.”; and (b) the amended and restated memorandum and articles of association of SPAC currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed second amended and restated memorandum and articles of association of Chenghe.

“Authorized Share Capital Amendment Proposal” means a proposal to approve the reclassification and re-designation of (a) 500,000,000 issued and unissued Class A ordinary shares of a par value of $0.0001 each to 500,000,000 issued and unissued ordinary shares of a par value of $0.0001 each; (b) 50,000,000 issued and unissued Class B ordinary shares of a par value of $0.0001 each to 50,000,000 issued and unissued ordinary shares of a par value of $0.0001 each; and (c) 5,000,000 authorized but unissued preference shares of a par value of $0.0001 each to 5,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each (the “Re-designation”) so that following such Re-designation, the authorized share capital of Chenghe shall be $55,500 divided into 555,000,000 ordinary shares of a par value of $0.0001 each, and immediately after the Re-designation, the authorized share capital of Chenghe be amended from $55,500 divided into 555,000,000 ordinary shares of a par value of $0.0001 each to $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each by the cancellation of 55,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each.

“Base Equity Value” means US$380,000,000.

“Business Combination” means the Merger and the change of SPAC’s name to “SEMILUX LTD.”.

“Business Combination Agreement” means the business combination agreement entered into by and among CayCo, Merger Sub, SPAC and TCO dated as of July 21, 2023 (as it may be amended, supplemented or otherwise modified from time to time).

“Business Combination Proposal” means the proposal to approve and adopt the Business Combination Agreement and the transactions contemplated thereby.

“Business Day” means a day on which commercial banks are open for business in New York, U.S., the Cayman Islands, Taiwan and Hong Kong, except a Saturday, Sunday or public holiday (gazetted or ungazetted and whether scheduled or unscheduled).

“CayCo” means Semilux International Ltd., a Cayman Islands exempted company with limited liability.

“CayCo Board” means the board of directors of CayCo.

“CayCo Listing Articles” means the amended and restated memorandum and articles of association of CayCo, substantially in the form set forth in Annex B to this Registration Statement/Proxy Statement.

“CayCo Ordinary Shares” means the ordinary shares, with par value of US$0.0001 per share, of CayCo.

“CayCo Shareholders” means the holders of CayCo Ordinary Shares.

“CayCo Warrants” means the warrants of CayCo into which the SPAC Warrants convert at the Merger Effective Time, each entitling the holder to purchase one CayCo Ordinary Share at a price of $11.50 per share, subject to adjustment, terms and limitations.

“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands.

“Chenghe” or “SPAC” means Chenghe Acquisition Co., an exempted company incorporated with limited liability under the laws of the Cayman Islands.

“Chenghe Preference Share” means a preference share of SPAC, par value of $0.0001 each.

“Chenghe Shareholders” or “SPAC Shareholders” means the shareholders of Chenghe.

“Closing” means the consummation of the Business Combination.

“Closing Conditions” means the conditions to Closing set forth in the Business Combination Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Acquisition” means the purchase and acquisition of the Company Shares by CayCo in accordance with the Company Restructuring Documents at the TCO Restructuring Closing.

“Company Acquisition Percentage” means a number, expressed as a percentage, calculated by dividing (x) the number of Aggregate Fully Diluted Company Shares owned by CayCo immediately after the TCO Restructuring Closing by (y) the Aggregate Fully Diluted Company Shares at such time.

“Company Common Shares” means 100,000,000 common shares, each with a par value of NT$10 per share of TCO.

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or condition of TCO (including its branches) or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of the Company Parties to consummate the Merger; provided, however, that, solely in the case of the foregoing clause (i), in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable laws or GAAP or any interpretation thereof following the date of the Business Combination Agreement; (b) any change in interest rates or economic, political, business or financial market conditions generally; (c) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic; (d) any acts of terrorism or war, the outbreak or escalation of hostilities; (e) the announcement of the Business Combination Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers or employees of TCO (including its branches) (it being understood that this clause (e) shall be disregarded for purposes of the representations and warranties set forth in Sections 5.5, 5.12(a)(viii) and 5.13(f) of the Business Combination Agreement and, in each case, the condition to Closing with respect thereto); (f) the taking of any action by TCO that is expressly required by the Business Combination Agreement or (i) any action taken by, or at the written request of, SPAC; provided, further, that any Event referred to in clauses (a), (b), (c) or (d) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of TCO (including its branches), relative to similarly situated companies in the industry in which TCO (including its branches) conduct its operations.

“Company Parties” or “TCO Parties” means collectively, CayCo, TCO and Merger Sub.

“Company Restructuring Documents” means (i) the TCO Equity Reorganization Agreement, (ii) the Deed of Share Sale and Purchase, (iii) Semilux Subscription Agreement, and (iv) all other related contracts, agreements, side letters and ancillary documents relating to the TCO Restructuring.

“Company Shareholders” or “TCO Shareholders” means the direct holders of the Company Shares issued and outstanding.

“Company Shareholder Approval” means the vote of holders of Company Shares required to approve the Company Transaction Proposals, as determined in accordance with applicable law and TCO’s Governing Documents.

“Company Shareholders Subscription” means the subscription by the Company Shareholders of certain number of CayCo Ordinary Shares no more than the Subscription Factor.

“Company Shares” means the shares in the capital of TCO, including the Company Common Shares.

“Company Support Agreement” means the company shareholder support agreement entered into concurrently with the execution of the Business Combination Agreement between and among, SPAC, TCO, CayCo, certain Company Shareholders and certain CayCo Shareholders, as amended or modified from time to time.

“Company Transaction Proposals” means (i) the adoption of the Business Combination Agreement and approval of the Transactions and the TCO Restructuring, (ii) the withdrawal of the public reporting status as a Taiwan Public Company, (iii) the amendment and restatement of TCO’s Governing Documents, with respect to the withdrawal of the public reporting status as a Taiwan Public Company, and (iv) the adoption and approval of each other proposal reasonably agreed to by SPAC and TCO as necessary or appropriate in connection with the consummation of the Transactions and the TCO Restructuring.

“Continental” means Continental Stock Transfer & Trust Company.

“Contribution” means each $100,000 deposit into the Trust Account for each monthly extension of the SPAC Termination Date beyond August 2, 2023 pursuant to SPAC MAA.

“Extended Deadline” means the deadline by which SPAC is required to consummate a business combination transaction.

“Extension” means the extension of the SPAC Termination Date, for three months, from August 2, 2023 to November 2, 2023, for a deposit for the three-month period of, the lesser of (a) $300,000 and (b) $0.075 for each Class A ordinary share not redeemed as of August 2, 2023, and the further extension by SPAC Board for up to six times, each by an additional month, for an aggregate six additional months beyond November 2, 2023 until up to May 2, 2024, for a deposit, for each monthly extension after November 2, 2023, of the lesser of (a) $100,000 and (b) $0.025 for each Class A ordinary share not redeemed as of August 2, 2023.

“Extension Amendment Proposal” means the proposal to approve by special resolution, to amend SPAC MAA to reflect the Extension.

“Extension Meeting” means the extraordinary general meeting of SPAC held on July 26, 2023, at which the shareholders of SPAC approved the Extension Amendment Proposal and the SPAC Class B Ordinary Share Amendment Proposal.

“Founder Shares” means the SPAC Class B ordinary shares purchased by the Sponsor in a private placement prior to SPAC’s initial public offering.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time, consistently applied.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of an exempted company incorporated in the Cayman Islands are its certificate of incorporation, memorandum and articles of association, shareholders agreement or similar organizational documents, in each case, as amended or restated; the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of registration, the “Governing Documents” of a limited liability company incorporated in the Cayman Islands are its limited liability company agreement and certificate of registration; the “Governing Documents” of a Taiwan company are its company registration card, articles of incorporation and bylaws.

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign, multinational, supra-national, government or governmental authority or regulatory body thereof, or political subdivision thereof, or any commission, department, board, bureau, agency, instrumentality or authority thereof, any court, tribunal, arbitrator, arbitration panel or similar judicial body or any self-regulatory organization.

“Group” means TCO (including its branches and subsidiaries).

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Investor Rights Agreement” means the investor rights agreement that CayCo, Merger Sub, TCO, SPAC and other parties listed thereto will enter into at the Closing, as amended or modified from time to time.

“IRS” means the Internal Revenue Service of the United States of America.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Lock-Up Agreement” means the lock-up agreement that the Sponsor, CayCo, certain Company Shareholders and Sponsor Key Holders will enter into at the Closing, as amended or modified from time to time.

“Merger” means the merger of Merger Sub with and into SPAC, in accordance with Cayman Companies Act, following which the separate corporate existence of Merger Sub shall cease and SPAC shall continue as the surviving company and a wholly-owned subsidiary of CayCo.

“Merger and Acquisition Act” means the Business Mergers and Acquisitions Act of Taiwan.

“Merger Effective Time” means the date on which the Plan of Merger is registered by the Cayman Islands Registrar of Companies or such later time or such later date as may be agreed by SPAC and TCO in writing.

“Merger Proposal” means a proposal to approve the Plan of Merger and any and all transactions provided for in the Plan of Merger.

“Merger Sub” means SEMILUX LTD., a Cayman Islands exempted company with limited liability and directly wholly owned by CayCo.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint share company, Governmental Authority or instrumentality or other entity of any kind.

“Phase I IC Approval” means Taiwan IC Approval in connection with CayCo acquiring 60% of the Aggregate Fully Diluted Company Shares from the Company Shareholders listed in Section 1.1 of the Company Disclosure Letter (as defined in the Business Combination Agreement) in accordance with the Company Restructuring Documents.

“Phase I Restructuring Documents” means the Company Restructuring Documents signed and delivered in connection with CayCo acquiring 60% of the Aggregate Fully Diluted Company Shares from the Company Shareholders listed in Section 1.1 of the Company Disclosure Letter.

“Phase II IC Approval” means the Taiwan IC Approval in connection with CayCo acquiring the Aggregate Fully Diluted Company Shares (other than the Company Shares covered under Phase I Restructuring Documents) from the Company Shareholders listed in Section 1.1 of the Company Disclosure Letter in accordance with the Company Restructuring Documents.

“Phase II Restructuring Documents” means the Company Restructuring Documents signed and delivered in connection with CayCo acquiring the Aggregate Fully Diluted Company Shares (other than the Company Shares covered under Phase I Restructuring Documents) from the Company Shareholders listed in Section 1.1 of the Company Disclosure Letter.

“PIPE Investment” means the purchase of CayCo Ordinary Shares pursuant to the Subscription Agreements or any other purchase agreements as may be agreed by SPAC and TCO from time to time.

“Plan of Merger” means a plan of merger between SPAC and Merger Sub, pursuant to which Merger Sub will merger with and into SPAC, that is substantially in the form of exhibit D to the Business Combination Agreement.

“Post-Closing Company” means CayCo after the consummation of the Business Combination.

“PRC” means the People’s Republic of China, and for the purpose of this Registration Statement/Proxy Statement, does not include Hong Kong, Macau Special Administrative Region and Taiwan.

“Public Share” or “SPAC Public Share” means the issued and outstanding SPAC Class A Ordinary Share.

“Public Shareholders” or “SPAC Public Shareholders” means the holders of Public Share.

“Record Date” means [            ], 20[            ], the record date of SPAC Shareholders’ Meeting.

“Remaining Company Shareholders” means the TCO Shareholders other than CayCo after consummation of the TCO Restructuring.

“SEC” means the U.S. Securities and Exchange Commission.

“SPAC Board” or “Chenghe Board” means the board of directors of SPAC.

“SPAC Class A Ordinary Share” means a Class A ordinary share of SPAC, par value $0.0001 per share.

“SPAC Class B Ordinary Share” means a Class B ordinary share of SPAC, par value $0.0001 per share.

“SPAC Class B Ordinary Share Amendment Proposal” means the proposal to approve by special resolution, to amend SPAC MAA to provide the right of a holder of SPAC’s Class B ordinary shares to convert such shares into SPAC’s Class A ordinary shares before or concurrently with or immediately following the consummation of SPAC’s business combination at the election of such holder.

“SPAC Initial Shareholders” means the holders of SPAC Class B Ordinary Shares, including, as of the date of this Registration Statement/Proxy Statement, the Sponsor, the directors and advisory board members of SPAC.

“SPAC IPO” means the initial public offering of SPAC securities consummated on May 2, 2023.

“SPAC MAA” or “Chenghe Articles” means the amended and restated memorandum and articles of association of SPAC, as amended by a special resolution of SPAC Shareholders on July 26, 2023.

“SPAC Ordinary Shares” means SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares.

“SPAC Private Placement Warrants” means the warrants sold by SPAC to the Sponsor in a private placement consummated on the closing of the SPAC IPO (whether purchased in such private placement or thereafter pursuant to a transfer by the former holder thereof) that entitle the holder thereof to purchase SPAC Class A Ordinary Shares at an exercise price of $11.50 per share.

“SPAC Public Warrants” means the warrants sold to the public by SPAC as part of the SPAC IPO (whether purchased in such offering or thereafter in the public market) that entitle the holder thereof to purchase SPAC Class A Ordinary Shares at an exercise price of $11.50 per share.

“SPAC Shareholder Approval” means (i) the approval of (A) the change of SPAC’s name to “SEMILUX LTD.”, (B) the amendment and restatement of the SPAC MAA, (C) the Merger and (D) the Plan of Merger, in each case, by a special resolution (as defined in the Cayman Companies Act, being a resolution approved by an affirmative vote of the holders of at least a two-thirds (2/3) majority of the issued and outstanding SPAC Ordinary Shares entitled to vote thereupon (as determined in accordance with the SPAC MAA)) at a SPAC Shareholders’ Meeting duly called by the SPAC Board and held for such purpose, and (ii) the approval of the other SPAC Shareholder Proposals not included in (i) above by an ordinary resolution (being a resolution passed by a simple majority of the SPAC Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting) at a SPAC Shareholders’ Meeting.

“SPAC Shareholder Proposals” means collectively, the Business Combination Proposal, the Merger Proposal, the Authorized Share Capital Amendment Proposal, the Articles Amendment Proposal, and if presented, the Adjournment Proposal.

“SPAC Shareholders’ Meeting” or “Extraordinary General Meeting” means an extraordinary general meeting of SPAC Shareholders.

“SPAC Termination Date” means the date by which SPAC must (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving SPAC with one or more business or (ii) cease its operations except for the purpose of winding up if it fails to complete an initial business combination and redeem or repurchase 100% of the Class A ordinary shares included as part of the units sold in the initial public offering of SPAC’s securities that was consummated on May 2, 2022.

“SPAC Transfer Agent” means the transfer agent of SPAC, Continental Stock Transfer & Trust Company.

“SPAC Units” means equity securities of SPAC consisting of one (1) SPAC Class A Ordinary Share and one-half of one (1/2) SPAC Public Warrant.

“SPAC Warrants” means the SPAC Public Warrants and the SPAC Private Placement Warrants.

“Sponsor” means Chenghe Investment Co., a Cayman Islands exempted company with limited liability.

“Sponsor Key Holders” means certain SPAC Shareholders that will enter into the Lock-Up Agreement at Closing.

“Sponsor Support Agreement” means the sponsor support agreement entered into concurrently with the execution of the Business Combination Agreement between and among the Sponsor, SPAC and TCO, as amended or modified from time to time.

“Squeeze Out” means the share exchange transaction pursuant to the Merger and Acquisition Act for CayCo to acquire the Company Shares owned by the Remaining Company Shareholders with cash consideration.

“Stock Exchange” means the New York Stock Exchange or Nasdaq.

“Subscription Factor” means a number resulting from dividing (x) the result of the quantity of the Base Equity Value divided by US$10.00, by (y) the Aggregate Fully Diluted Company Shares as at the time of calculation.

“Subscription Agreements” means the subscription agreements pursuant to which the PIPE Investment will be consummated.

“Subsidiary” means, with respect to any Person (for purposes of this definition, the “Controlling Company”), any other Person (i) of which a majority of the outstanding voting securities or other voting equity interests, or a majority of any other interests having the power to direct or cause the direction of the management and policies of such other Person, are owned, directly or indirectly, by the Controlling Company and/or (ii) with respect to which the Controlling Company or its Subsidiaries is a general partner or managing member.

“Taiwan” means the Republic of China.

“Taiwan IC Approval” means the approvals of the Central Taiwan Science Park Bureau, under Taiwan’s Statute For Investment By Foreign Nationals, that are required in connection with the consummation of TCO Restructuring, namely the Phase I IC Approval and the Phase II IC Approval.

“Taiwan Public Company” means a Taiwan public reporting company that has issued its stock in accordance with the Securities and Exchange Act of Taiwan.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital share, capital stock, capital gain, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, assessments, sales, use, transfer, registration, governmental charges, duties, levies and any other charge of any kind in the nature of (or similar to) taxes whatsoever, in each case including any interest, linkage differentials, surcharges, penalty, or addition thereto.

“TCO” means Taiwan Color Optics, Inc., a company incorporated and in existence under the laws of Taiwan with uniform commercial number of 25052644.

“TCO Restructuring” means, collectively, the Company Acquisition, the Company Shareholders Subscription and each of the other transactions contemplated under the Company Restructuring Documents.

“TCO Restructuring Closing” means the closing of TCO Restructuring.

“Third Party Consent” means the applicable consent, waiver or approval required from any third party.

“Transaction Agreements” means the Business Combination Agreement (including the Plan of Merger), the Investor Rights Agreement, the Lock-Up Agreement, the Sponsor Support Agreement, the Company Support Agreement, the subscription agreements pursuant to which the PIPE Investment will be consummated, the confidentiality agreement dated as of May 17, 2023 between SPAC and TCO, and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Financing” means equity financing transactions in connection with the Business Combination.

“Transactions” means, collectively, the Merger and each of the other transactions contemplated by the Business Combination Agreement or any of the other Transaction Agreements.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Trust Account” means the trust account established by SPAC upon the consummation of its initial public offering and into which a certain amount of the net proceeds of the initial public offering, together with a certain amount of the proceeds of a private placement of warrants were deposited simultaneously with the closing of the initial public offering.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of April 27, 2022, between SPAC and Continental, as trustee.

“Warrant Agreement” means the Warrant Agreement, dated as of April 27, 2022, between SPAC and Continental Stock Transfer & Trust Company.

“Working Capital Loans” means any loan made to SPAC by any of the Sponsor, an affiliate of the Sponsor or any of SPAC’s officers or directors, and evidenced by a promissory note.

GLOSSARY OF TECHNICAL TERMS

Advanced driver-assistance systems (ADAS) are technologies that assist drivers with the safe operation of a motor vehicle, using automated technology, such as sensors and cameras, to detect nearby obstacles or driver errors and respond accordingly, and can enable various levels of autonomous driving.

Adaptive driving beam (ADB) systems are car light systems that produce glare-free high beam while reducing the risks to dazzling oncoming traffic, by shutting down or dimming individual light sources that projects to the oncoming traffic.

Automotive Electronics Council (AEC) is the standardization body that establishes standards for evaluating and validating the reliability and performance of integrated circuits used in automotive electronic applications. The standards aim to ensure that electronic components operating within the automotive environment maintain stable performance and can function under a wide range of temperatures and challenging conditions.

Application specific integrated circuit (ASIC) is an integrated circuit (IC) chip customized for a particular use.

Automotive Safety Integrity Level (ASIL) is a risk classification scheme defined under the ISO 26262 (Functional Safety for Road Vehicles). This is an adaptation of the Safety Integrity Level (SIL) used in IEC 61508 for the automotive industry. This classification helps defining the safety requirements necessary to be in line with the ISO 26262 standard. The ASIL is established by performing a risk analysis of a potential hazard by looking at the severity, exposure and controllability of the vehicle operating scenario. There are four ASILs identified by the standard: ASIL A, ASIL B, ASIL C, ASIL D. ASIL D dictates the highest integrity requirements on the product and ASIL A the lowest.

Digital Light Processing (DLP) is a set of chipsets based on optical micro-electro-mechanical technology that uses a digital micromirror device.

Digital Micromirror Devices (DMD) is the micro-opto-electro-mechanical system (MOEMS) that is the core of the trademarked DLP projection technology from Texas Instruments (TI).

Electric Vehicle (EV) is a vehicle that uses one or more electric motors for propulsion.

Frequency modulated continued wave (FMCW) is a LiDAR detection method that can also directly measure the speed of an object. These are also named Doppler LiDARs or 4D LiDARs, or chirped LiDARs, because these LiDARs are now using the Doppler Effect calculated using the FMCW chip.

High Intensity Discharge (HID) lamps are a type of electrical gas-discharge lamp which produces light by means of an electric arc between tungsten electrodes housed inside a translucent or transparent fused quartz or fused alumina arc tube.

Integrated Circuits (IC) are a set of electronic circuits on one small flat piece (chip) of semiconductor material, usually silicon.

International Automotive Task Force (IATF) is a group of automotive manufacturers which aims to provide improved quality products to automotive customers worldwide. It operates five oversight offices located in France, Germany, Italy, United Kingdom and United States of America.

International Organization for Standardization (ISO) is an independent, non-governmental organization, whose membership consists of different national standards bodies.

The Levels of Autonomous Driving refer to the six levels defined by the Society of Automotive Engineers which indicate the automation level of a vehicle. The six levels are as follows:

Level 0:	No driving automation. The human driver performs all driving tasks (steering, acceleration, braking, etc.);
Level 1:	Driver assistance. The vehicle features a single automated system (e.g. it monitors speed through cruise control);
Level 2:	Partial driving automation (e.g. ADAS). The vehicle can perform steering and acceleration. The human still monitors all tasks and can take control at any time;
Level 3:	Conditional driving automation. The vehicle can perform most driving tasks, but human override is still required;

Level 4:	High driving automation. The vehicle performs all driving task under specific circumstances. Geofencing is required. Human override is still an option; and
Level 5:	Full driving automation. The vehicle performs all driving task under all conditions. Zero human attention or interaction is required.

From Level 0 to Lever 2, the human driver monitors the driving environment at all time of driving, and from Level 3 to Level 5, the automated system monitors the driving environment during driving.

Liquid-Crystal Display (LCD) is a flat-panel display or other electronically modulated optical device that uses the light-modulating properties of liquid crystals combined with polarizers. Liquid crystals do not emit light directly but instead use a backlight or reflector to produce images in color or monochrome.

Laser damage threshold (LDT) is the limit at which an optic or material will be damaged by a laser given the fluence (energy per area), intensity (power per area), and wavelength. LDT values are relevant to both transmissive and reflective optical elements and in applications where the laser induced modification or destruction of a material is the intended outcome.

Light Emitting Diode (LED) is a semiconductor device that emits light when current flows through it. Electrons in the semiconductor recombine with electron holes, releasing energy in the form of photons.

Light detecting and ranging (LiDAR) is a method for determining distance by targeting an object or a surface with a laser and measuring the time for the reflected light to return to the receiver.

Microelectromechanical Systems (MEMS) is the technology of microscopic devices incorporating both electronic and moving parts.

Original design manufacturer (ODM) is a company that designs and produces products that are marketed and sold under the name of the original equipment manufacturer.

Original Equipment Manufacturer (OEM) is a company that produces parts, components, or systems that are used by another manufacturer in their products. OEMs are designed to meet the specifications and quality standards of the manufacturer and are an essential part of the final product’s performance and functionality. When referring to vehicle parts, OEM refers to the manufacturer of the original parts which are subsequently assembled and installed during the construction of a new vehicle.

Optical phased array (OPA) is the technology of controlling the phase and amplitude of light waves transmitting, reflecting, or captured (received) by a two-dimensional surface using adjustable surface elements.

Outsourced Semiconductor Assembly and Test (OSAT) is a specialized type of service in the semiconductor industry. Fabless semiconductor companies outsource the final stages of their manufacturing process, which involve assembling individual semiconductor components and testing the completed chips before they are integrated into electronic devices.

R&D refers to research and development activities.

Tier-1 Suppliers in the automotive manufacturing process refer to the direct suppliers or OEMs for the car manufacturers.

Tier-2 Suppliers in the automotive manufacturing process refer to the suppliers, OEMs, or subcontractors that supplies goods or services to Tier-1 Suppliers.

Vertical Cavity Surface Emitting Laser (VCSEL) is a type of semiconductor laser diode with laser beam emission perpendicular from the top surface, contrary to conventional edge-emitting semiconductor lasers which emit from surfaces.

Wafer level optics (WLO) refer to a manufacturing process where a polished glass wafer is heated and pressed into the desired shape using ceramic or metallic molding tools. This way, large quantities of high-precision elements can be produced in a single step.

SUMMARY TERM SHEET

This Summary Term Sheet, together with the sections entitled “Questions and Answers About the Business Combination and the Extraordinary General Meeting” and “Summary of the Registration Statement/Proxy Statement,” summarize certain information contained in this Registration Statement/Proxy Statement but does not contain all of the information that is important to you. You should carefully read this entire Registration Statement/Proxy Statement, including the attached annexes, for a more complete understanding of the matters summarized below.

•        SPAC is a blank check company incorporated as a Cayman Islands exempted company on April 7, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving SPAC and one or more target businesses. For more information about SPAC, see the section entitled “Business of SPAC and Certain Information About SPAC.”

•        On July 26, 2023, SPAC held the Extension Meeting, on which SPAC Shareholders approved the Extension Amendment Proposal and the SPAC Class B Ordinary Share Amendment Proposal. In connection with the Extension Amendment Proposal, shareholders holding 3,062,319 SPAC Class A Ordinary Shares elected to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $32,772,628.17 was released from the Trust Account to pay such holders and approximately $90,299,208.49 remained in the Trust Account. As of the date hereof, there are 8,437,681 SPAC Class A Ordinary Shares and 2,875,000 SPAC Class B Ordinary Shares issued and outstanding.

•        There are currently 5,750,000 SPAC Public Warrants and 7,750,000 SPAC Private Placement Warrants outstanding. Each SPAC Warrant entitles the holder to purchase one SPAC Class A Ordinary Share for $11.50 per share. Each SPAC Warrant that is outstanding and unexercised immediately prior to the Merger Effective Time will be automatically converted into the right to receive a CayCo Warrant, which shall be on the same terms and conditions as the applicable SPAC Warrant.

•        TCO is an optical 3D sensing technology company that is primarily involved in the design, manufacture and sale of laser light source modules and integration chip for various applications including LiDAR sensor, smart headlight, and laser projector light source. See the section entitled “Business of TCO and Certain Information about TCO.”

•        SPAC, TCO, CayCo and Merger Sub entered into Business Combination Agreement on July 21, 2023. A copy of the Business Combination Agreement is attached to this Registration Statement/Proxy Statement as Annex A.

•        Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, Merger Sub will merge with and into SPAC pursuant to the Plan of Merger and SPAC will be the surviving company and a wholly-owned subsidiary of CayCo. In connection with the Business Combination Agreement, SPAC entered or will enter at the Closing into the following documents:

•        Sponsor Support Agreement:    currently with the execution of the Business Combination Agreement, SPAC, the Sponsor and TCO entered into the Sponsor Support Agreement, pursuant to which the Sponsor has agreed to, among other things, vote in favor of the transactions contemplated under the Business Combination Agreement, from the date when TCO received the last Taiwan IC Approval until the Closing Date or, if earlier, until termination of the Business Combination Agreement.

•        Company Support Agreement:    concurrently with the execution of the Business Combination Agreement, SPAC, TCO, CayCo, certain Company Shareholders and certain CayCo Shareholders entered into the Company Support Agreement, pursuant to which each of such Company Shareholder and CayCo Shareholder has agreed to, among other things, vote to the transactions contemplated under the Business Combination Agreement, and to not transfer any Subject Shares (as defined in the Company Support Agreement) until termination of the Company Support Agreement.

•        Lock-Up Agreement:    at the Closing, CayCo, the Sponsor, certain TCO Shareholders and certain Sponsor Key Holders will enter into the Lock-Up Agreement, pursuant to which, each of the Sponsor and such TCO Shareholder and Sponsor Key Holder agrees to not to transfer any Lock-Up Shares (as defined in the Lock-Up Agreement) for a period of six (6) months after the Closing Date, with certain exceptions and carveouts.

•        Investor Rights Agreement:    at the Closing, CayCo, Merger Sub, TCO, SPAC and other parties listed thereto will enter into the Investor Rights Agreement, pursuant to which, (i) CayCo will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act and certain holders have been granted customary demand and piggyback registration rights, and (ii) each party to the Investor Rights Agreement agrees to cause (x) the board of CayCo to be comprised of five (5) directors (subject to increase by unanimous resolutions of the board from time to time), (y) one (1) of such directors should be nominated by the Sponsor and (z) as long as the Sponsor Parties (as defined in the Investor Rights Agreement) beneficially own any CayCo Ordinary Shares, CayCo shall take all necessary actions to cause the individuals nominated by the Sponsor for election as directors to be elected as directors.

•        The Closing is subject to the satisfaction (or waiver) of a number of conditions set forth in the Business Combination Agreement, including, among others, SPAC Shareholder Approval of the Business Combination Proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the subsection entitled “The Business Combination Agreement and Ancillary Documents — Conditions to Closing of the Business Combination.”

•        The Business Combination Agreement may be terminated, and the Business Combination may be abandoned at any time prior to the Closing in specified circumstances. For more information about the termination rights under the Business Combination Agreement, see the subsection entitled “The Business Combination Agreement and Ancillary Documents — Termination.”

•        The Business Combination involves numerous risks. For more information about these risks, please see the section entitled “Risk Factors.”

•        Under SPAC MAA, holders of SPAC Class A Ordinary Shares may elect to have their SPAC Class A Ordinary Shares redeemed for a pro rata portion of the cash held in the Trust Account (which, for illustrative purposes, was $[            ] per share as of the Record Date), less any owed but unpaid taxes on the funds and deferred underwriting fees. If a holder of SPAC Class A Ordinary Shares properly exercises its redemption rights, SPAC will redeem the related SPAC Class A Ordinary Share for cash, and such shareholder will no longer own such SPAC Class A Ordinary Shares and will not participate in the future growth of CayCo, if any in respect of the SPAC Class A Ordinary Shares so redeemed. Such a holder will be entitled to receive cash for its SPAC Class A Ordinary Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to the SPAC Transfer Agent, no later than two (2) Business Days prior to the SPAC Shareholders’ Meeting in accordance with the procedures described herein. For more information regarding these procedures, see the section entitled “Questions and Answers about the Business Combination and the Extraordinary General Meeting.”

•        It is anticipated that, upon the Closing, the ownership of CayCo will be as follows under several redemption scenarios:

	Assuming No Redemptions		Assuming Intermediate Redemptions(1)		Assuming Maximum Redemptions(2)
	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %
TCO Shareholders	38,000,000	60.50%	38,000,000	64.85%	38,000,000	68.51%
Public Shareholders	8,437,681	13.43%	4,218,840	7.20%	1,092,732	1.97%
Holders of Founder Shares(5)	2,875,000	4.58%	2,875,000	4.91%	2,875,000	5.18%
Holders of SPAC Public Warrants(3)	5,750,000	9.15%	5,750,000	9.81%	5,750,000	10.87%
Holders of SPAC Private Warrants(4)(5)	7,750,000	12.34%	7,750,000	13.23%	7,750,000	13.97%
Pro forma ordinary shares of the Post-Closing Company	62,812,681	100.0%	58,593,840	100.0%	55,467,732	100.0%

____________

(1)      Assumes that 4,218,841 Public Shares are redeemed for aggregate redemption payments of approximately $45.02 million, assuming a $10.67 per share redemption price and based on funds in the Trust Account as of June 30, 2023.

(2)      Assumes that 7,344,949 Public Shares are redeemed for aggregate redemption payments of approximately $78.37 million, assuming a $10.67 per share redemption price and based on funds in the Trust Account as of June 30, 2023. The number of Public Shares redeemed under the maximum redemption scenario is calculated based on the assumption that (i) SPAC will pay $2,300,000 transaction expenses from the Trust Account at the Closing; and (ii) SPAC will have US$5,000,001 net asset following the redemption.

(3)      Assumes the exercise of all issued and outstanding SPAC Public Warrants, each for one CayCo Ordinary Share, at the closing of the Business Combination.

(4)      Assumes the exercise of all issued and outstanding SPAC Private Placement Warrants, each for one CayCo Ordinary Share, at the closing of the Business Combination. As of the date of this Registration Statement / Proxy Statement, the Sponsor has not extended any working capital loan to Chenghe, which may be convertible into private placement warrants at the option of the Sponsor. None of Chenghe, its directors and officers is aware of any intention to obtain any working capital loan from the Sponsor.

(5)      The Sponsor and its affiliates’ total potential ownership interest in the post-Closing Company, assuming the exercise and conversion of all securities following the Closing, including the SPAC Private Placement Warrants and Founder Shares, is estimated to comprise approximately 16.92% of outstanding CayCo Ordinary Shares in a no redemption scenario, 18.13% of outstanding CayCo Ordinary Shares in an intermediate redemption scenario and 19.16% of outstanding CayCo Ordinary Shares in a maximum redemption scenario.

•        Please see sections entitled “Summary of Registration Statement/Proxy Statement — Ownership of CayCo Post-Closing” and “Unaudited Pro forma Condensed Consolidated Financial Information” for more information. The SPAC Board considered various factors in determining whether to approve the Business Combination Agreement and the Business Combination. For more information about the decision-making process of the SPAC Board, see the section entitled “SPAC Shareholder Proposal No.1 — The Business Combination Proposal — SPAC Board’s Reasons for the Approval of the Business Combination and Recommendation.” When you consider the unanimous recommendation of the SPAC Board, you should keep in mind that, aside from their interests as shareholders, the Sponsor and certain members of the management of SPAC have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. Please see the section entitled “SPAC Shareholder Proposal No.1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

•        In addition to voting on the proposal to adopt and approve the Business Combination Agreement and the Business Combination, at the SPAC Shareholders’ Meeting, the SPAC Shareholders will also be asked to consider and vote on the approval of a proposal to approve the adjournment of the SPAC Shareholders’ Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal. If put forth at the SPAC Shareholders’ Meeting, the Adjournment Proposal will be the only proposal voted upon and the Business Combination Proposal will not be submitted to the SPAC Shareholders for a vote at the SPAC Shareholders’ Meeting.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND
THE EXTRAORDINARY GENERAL MEETING

The questions and answers below highlight only elected information set forth elsewhere in this Registration Statement/Proxy Statement and only briefly address some commonly asked questions about the Extraordinary General Meeting and the proposals to be presented at the Extraordinary General Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that may be important to our shareholders. We urge shareholders to carefully read this entire Registration Statement/Proxy Statement, including the annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Extraordinary General Meeting.

“We,” “us,” or “our” and “Company” in this section refers to Chenghe.    Capitalized terms hereunder but not otherwise defined shall have the meaning as set forth under the section titled “Certain Defined Terms.”

Q:     Why am I receiving this proxy statement?

A:     Our shareholders are being asked to consider and vote upon, as an ordinary resolution, a proposal to approve the Business Combination and other transactions as contemplated by the Business Combination Agreement, a copy of which is attached to this Registration Statement/Proxy Statement as Annex A, among other proposals. We have entered into the Business Combination Agreement, which provides that, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub will merge into and with us, with us being the surviving company and becoming a wholly-owned subsidiary of CayCo. You are being asked to vote on the Business Combination and related matters (SPAC Shareholder Proposal No. 1 — The Business Combination Proposal).

Q:     Are there any other matters being presented to shareholders at the meeting?

A:     In addition to the Business Combination Proposal as described in the question above, the Company’s shareholders are also being asked to consider and vote upon the following proposals:

•        The Merger Proposal — to consider and vote upon, as a special resolution, a proposal to approve and adopt the Plan of Merger and approve the transactions contemplated thereby, including, without limitation the Merger. A copy of the Plan of Merger is attached as Annex A-1 to this Registration Statement/Proxy Statement (SPAC Shareholder Proposal No. 2 — The Merger Proposal);

•        The Authorized Share Capital Amendment Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve, with effect from the effective time of the Merger, the reclassification and re-designation of (a) 500,000,000 issued and unissued Class A ordinary shares of a par value of $0.0001 each to 500,000,000 issued and unissued ordinary shares of a par value of $0.0001 each; (b) 50,000,000 issued and unissued Class B ordinary shares of a par value of $0.0001 each to 50,000,000 issued and unissued ordinary shares of a par value of $0.0001 each; and (c) 5,000,000 authorized but unissued preference shares of a par value of $0.0001 each to 5,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each (the “Re-designation”) so that following such Re-designation, the authorized share capital of the Company shall be $55,500 divided into 555,000,000 ordinary shares of a par value of $0.0001 each, and immediately after the Re-designation, the authorized share capital of the Company be amended from $55,500 divided into 555,000,000 ordinary shares of a par value of $0.0001 each to $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each by the cancellation of 55,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each (SPAC Shareholder Proposal No. 3 — The Authorized Share Capital Amendment Proposal);

•        The Articles Amendment Proposals — to consider and vote upon, as special resolutions, two separate proposals to approve, with effect from the effective time of the Merger:

(a)     the change of name of the Company from “Chenghe Acquisition Co.” to “SEMILUX LTD.”; and

(b)    the amended and restated memorandum and articles of association of SPAC currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Restated M&A, a copy of which is attached as Annex H to this Registration Statement/Proxy Statement (Proposal No. 4 — The Articles Amendment Proposals); and

•        The Adjournment Proposal — to consider and vote upon, as an ordinary resolution, a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for vote (SPAC Shareholder Proposal No. 5 — The Adjournment Proposal).

We will hold the Extraordinary General Meeting of shareholders to consider and vote upon these proposals. This Registration Statement/Proxy Statement and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. You should read this Registration Statement/Proxy Statement and its annexes carefully and in their entirety.

The vote of shareholders Is important. Regardless of how many shares you own, you are encouraged to vote as soon as possible after carefully reviewing this Registration Statement/Proxy Statement.

Q:     Why is the Company providing shareholders with the opportunity to vote on the Business Combination?

A:     Pursuant to Chenghe Articles, we are required to provide Public Shareholders with an opportunity to have their shares redeemed for cash upon the consummation of our initial business combination, either in conjunction with a shareholder vote or tender offer. Due to the structure of the Business Combination, we are providing this opportunity in conjunction with a shareholder vote.

Q:     What will happen to our securities upon consummation of the Business Combination?

A:     SPAC Units and Public Shares are currently listed on Nasdaq under the symbols “CHEAU” and “CHEA.” On September 21, 2023, Nasdaq suspended trading of the SPAC Public Warrants due to SPAC’s failure to maintain a minimum of $1,000,000 in aggregate market value of its outstanding SPAC Public Warrants, as set forth in Nasdaq’s Listing Rule 5452(b)(C). Nasdaq delisted the SPAC Public Warrants and filed a nonfiction of removal from listing on October 12, 2023. Chenghe has not made application for the SPAC Public Warrants to be listed on the OTC markets, and Chenghe is not aware of any plan of CayCo to apply for the listing of CayCo Warrants on any stock exchange after the Closing. For more information, please see “Risk Factors — SPAC Public Warrants are delisted from Nasdaq.” Our securities will cease trading upon consummation of the Business Combination. TCO intends to apply for listing of CayCo Ordinary Shares on the Stock Exchange under the symbol “SELX,” to be effective upon consummation of the Business Combination. While trading on Stock Exchange is expected to begin on the first Business Day following the consummation of the Business Combination, there can be no assurance that CayCo Ordinary Shares will be listed on the Stock Exchange or that a viable and active trading market will develop.

Q:     What are the U.S. federal income tax consequences of the Business Combination to a U.S. Holder of SPAC Class A Ordinary Shares and/or SPAC Warrants?

A:     Subject to the limitations and qualifications described more fully under the section titled “Material U.S. Federal Income Tax Considerations,” it is intended by the parties to the Business Combination Agreement that, for U.S. federal income tax purposes, (i) the TCO Restructuring together with the Merger qualify as a transfer of property described in Section 351 of the Code and(ii) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. However, there are significant factual and legal uncertainties as to whether the Transactions qualify for such intended tax treatment, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. No ruling has been, or will be, sought by Chenghe or TCO from the IRS with respect to the Business Combination and there can be no assurance that the IRS will not challenge the intended tax treatment or that a court would not sustain such a challenge.

The tax consequences of the Business Combination are complex and will depend on your particular circumstances. For a more detailed discussion of the U.S. federal income tax considerations of the Business Combination for U.S. Holders of SPAC Class A Ordinary Shares and/or SPAC Warrants, see the section titled “Material U.S. Federal Income Tax Considerations.” If you are a U.S. Holder whose SPAC Class A Ordinary Shares and/or SPAC Warrants are exchanged in the Business Combination, you are urged to consult your tax advisor to determine the tax consequences thereof.

The summary above is qualified in its entirety by the more detailed discussion provided in the section titled “Material U.S. Federal Income Tax Considerations.”

Q:     Why is the Company proposing the Business Combination?

A:     We were incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On May 2, 2022, we consummated the SPAC IPO of 11,500,000 SPAC Units at an offering price of $10.00 per SPAC Unit, generating total gross proceeds of $115,000,000. Simultaneously with the closing of the SPAC IPO, we consummated the sale of 7,750,000 warrants at pa price of $1.00 per warrant in a private placement to the Sponsor, generating gross proceeds of $7,750,000. Following the closing of the SPAC IPO, an amount equal to $115,000,000 from the net proceeds of the sale of the SPAC Units and SPAC Private Placement Warrants in the SPAC IPO was placed into the Trust Account. Since the SPAC IPO, our activity has been limited to the evaluation of business combination candidates.

On July 26, 2023, we held the Extension Meeting, at which our shareholders approved the Extension Proposals. In connection with the Extension Meeting, our shareholders holding 3,062,319 SPAC Class A Ordinary Shares exercised their option to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $32,772,628.17 (approximately $10.70 per SPAC Class A Ordinary Share) was released from the Trust Account to pay such holders and approximately $90,299,208.49 remained in the Trust Account.

We believe that the Business Combination will provide our shareholders with an opportunity to participate in the ownership of a company with significant growth potential. See the section titled “SPAC Shareholder Proposal No.1 — The Business Combination Proposal — SPAC Board’s Reasons for the Approval of the Business Combination and Recommendation.”

Q:     Did Chenghe Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     No. Chenghe Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Accordingly, investors will be relying solely on the judgment of Chenghe Board and our management team in valuing TCO and will be assuming the risk that Chenghe Board may not have properly valued the business. However, our directors and officers have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and have substantial experience with mergers and acquisitions. Furthermore, in analyzing the Business Combination, Chenghe Board conducted significant due diligence on TCO. Based on the foregoing, Chenghe Board had given due and proper consideration to all matters and things that are necessary or appropriate, including that the Business Combination was fair from a financial perspective to our shareholders and that TCO’s fair market value was at least 80% of the assets held in the Trust Account (net of amounts previously disbursed to the Company’s management for taxes and excluding the amount of deferred underwriting discounts held in the Trust Account), to enabled it to evaluate and reach an information conclusion as to the fairness and reasonableness of the Transactions. There can be no assurance, however, that Chenghe Board was correct in its assessment of the Business Combination. For a complete discussion of the factors utilized by Chenghe Board in approving the Business Combination, see the section titled “SPAC Shareholder Proposal No. 1 — The Business Combination Proposal.”

Q:     Will projections that Chenghe Board considered when evaluating and recommending the Business Combination be realized?

A:     In performing its analysis of TCO, Chenghe Board considered, among other things, and relied on certain information, including forecasts and financial projection prepared by, and at the direction of, the management of TCO. See the section titled “SPAC Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of Financial and Valuation Analyses of TCO.” The unaudited financial projection is based on various assumptions, including, among other things, the increasing adoption of LiDAR and ADB technologies in the automotive industries, the efficient production ramp up and the successful development and launch of future products. However, the unaudited projected financial information is subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited projected financial information, including, among others, risks and uncertainties relating to TCO’s business, industry performance, the regulatory environment, and general business and economic conditions. For more information, see “Risk Factors — CayCo’s forecasts and projections are based upon assumptions, analyses and internal estimates developed by its management. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, CayCo’s actual operating results may differ materially and adversely from those forecasted or projected. ”

Q:     Do I have redemption rights?

A:     If you are a Public Shareholder, you have the right to demand that we redeem your Public Shares for a pro rata portion of the cash held in our Trust Account, calculated as of two (2) Business Days prior to the consummation of the Business Combination. We sometimes refer to the right to demand redemption of the Public Shares as “redemption rights.”

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his or her or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 20% of the Public Shares. Accordingly, all Public Shares in excess of 20% held by a Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed and converted into cash.

Besides, pursuant to Chenghe Articles, we shall not redeem Public Shares that would cause our net tangible assets to be less than $5,000,001 following such redemptions.

Q:     Will how I vote on the Business Combination affect my ability to exercise my redemption rights?

A:     No. A Public Shareholder may exercise redemption rights regardless of whether it votes for or against the Business Combination Proposal or votes on such proposal at all, or if it is a shareholder on the Record Date. This means that any Public Shareholder holding Public Shares may exercise redemptions rights so long as it holds Public Shares as of the date it tenders the shares for redemption, regardless of whether it is entitled to vote on any of the SPAC Shareholder Proposals and regardless of whether it votes at all.

Q:     How do I exercise my redemption rights?

A:     If you are a Public Shareholder and wish to exercise your redemption rights, you must demand that we redeem your shares for cash and tender your Public Shares to Continental Stock Transfer & Trust Company, our transfer agent, no later than two (2) Business Days prior to the Extraordinary General Meeting. You may tender your Public Shares by either delivering your share certificates (if any) and other redemption forms to the transfer agent or by delivering your Public Shares to the transfer agent electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian (“DWAC”) System. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your Public Shares are properly tendered for redemption. Any Public Shareholder satisfying the requirements for exercising redemption rights will be entitled to a pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was $            , or $             per share, as of the Record Date), less any owed but unpaid taxes on the funds in the Trust Account and deferring underwriting fees. Such amount will be paid promptly upon consummation of the Business Combination. There are currently no owed but unpaid income taxes on the funds in the Trust Account.

Any request for redemption, once made by a Public Shareholder, may be withdrawn at any time up to the deadline for submitting redemption requests, which is             , 20     (two (2) Business Days prior to the date of the Extraordinary General Meeting), and thereafter, with our consent, until the Closing. If you deliver your share certificates (if any) and other redemption forms to our transfer agent and later decide prior to the Extraordinary General Meeting not to elect redemption, you may request that our transfer agent return the shares (physically or electronically). You may make such request by contacting our transfer agent at the address listed at the end of this section or, if you hold your shares in “street name,” by contacting your bank, broker or other nominee and following their instructions to withdraw your request for redemption.

Any corrected or changed written exercise of redemption rights must be received by our transfer agent at least two (2) Business Days prior to the vote taken on the Business Combination Proposal at the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms or Public Shares have been delivered (either physically or electronically) to the transfer agent.

If you are a Public Shareholder and you exercise your redemption rights validly, it will not result in loss of any SPAC Public Warrants that you may hold.

Q:     If I am a holder of the SPAC Public Warrants, can I exercise redemption rights with respect to my warrants?

A:     No. Warrant holders have no redemption rights with respect to such securities.

Q:     Can the holders of Founder Shares redeem their Founder Shares in connection with the consummation of the Business Combination?

A:     No. The holders of Founder Shares, our officers and other current directors have agreed to waive their redemption rights with respect to the SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares they may hold in connection with the consummation of the Business Combination, pursuant to a letter agreement on April 27, 2022 entered in connection with SPAC IPO, and they did not, and are not expected to, receive any consideration in exchange for such waiver. As set forth in the letter agreement, the relevant parties agreed to waive their redemption rights in order to induce SPAC and the underwriters of SPAC IPO to enter into the IPO underwriting agreement and to proceed with the IPO.

Q:     What are the U.S. federal income tax consequences to me if I exercise my redemption rights?

A:     We expect that a U.S. Holder (as defined below in the section titled “Material U.S. Federal Income Tax Consequences of the Business Combination”) that exercises its redemption rights to receive cash from the Trust Account in exchange for its SPAC Class A Ordinary Shares will generally be treated as selling such SPAC Class A Ordinary Shares resulting in the recognition of capital gain or loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of SPAC Class A Ordinary Shares that such U.S. Holder owns or is deemed to own (including through the ownership of warrants) prior to and following the redemption. The U.S. federal income tax consequences of the redemption depend on your particular facts and circumstances. In addition, the potential application of the “passive foreign investment company rules” may impact such tax consequences as described below in the section titled “Material U.S. Federal Income Tax Considerations — PFIC Considerations.” For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, please see the section titled “Material U.S. Federal Income Tax Considerations.” We urge you to consult your own tax advisors regarding the tax consequences of exercising your redemption rights, including with respect to the application of the “passive foreign investment company” rules to any such exercise of redemption rights.

Q:     Do I have appraisal rights if I object to the proposed Business Combination?

A:     The Cayman Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and Chenghe Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares.

Holders of SPAC Class A Ordinary Shares have appraisal rights in connection with the Business Combination under the Cayman Companies Act. Public Shareholders are entitled to give notice to Chenghe prior to the Extraordinary General Meeting that they wish to dissent to the Business Combination and to receive payment of fair market value for his, her or its SPAC Class A Ordinary Shares if they follow the procedures set out in the Cayman Companies Act.

In essence, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent, including, among other details, a demand for payment of the fair value of his shares; (iv) within seven days following the date of the expiration of the period set out in (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his, her or its shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. Public Shareholders who elect to exercise appraisal rights will lose their right to exercise their redemption rights as described herein.

Q:     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:     The net proceeds of the SPAC IPO, together with a portion of the proceeds from the sale of the warrants in a private placement to the Sponsor, equal in the aggregate to $115,000,000, were placed in the Trust Account immediately following the SPAC IPO. On July 26, 2023, we held the Extension Meeting, at which our shareholders approved the Extension Proposals. In connection with the Extension Meeting, our shareholders holding 3,062,319 SPAC Class A Ordinary Shares exercised their option to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $32,772,628.17 (approximately $10.70 per SPAC Class A Ordinary Share) was released from the Trust Account to pay such holders and approximately $90,299,208.49 remained in the Trust Account. After consummation of the Business Combination, the funds in the Trust Account will be used to pay, on a pro rata basis, Public Shareholders who exercise redemption rights and to pay fees and expenses incurred in connection with the Business Combination (including deferred underwriting commissions). Any remaining cash will be used for working capital and general corporate purposes of the Post-Closing Company.

Q:     What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:     Public Shareholders may vote in favor of the Business Combination and still exercise their redemption rights, although they are not required to vote in any way to exercise such redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of redemptions by Public Shareholders. To the extent that there are fewer public shares and public shareholders, the trading market for the ordinary shares of the Post-Closing Company may be less liquid than the market was for SPAC Public Shares prior to the Transactions, and the Post-Closing Company may not be able to meet the listing standards of a national securities exchange. In addition, to the extent of any redemptions, fewer funds from the Trust Account would be available to the Post-Closing Company following the consummation of the Business Combination.

In addition, Chenghe Articles provides that (i) the Business Combination will not be consummated if, either immediately prior to or upon consummation of the Business Combination, we would have net tangible assets of less than $5,000,001 after taking into account the redemption for cash of all Public Shares properly demanded to be redeemed by Public Shareholders and (ii) we shall not redeem Public Shares that would cause our net tangible assets to be less than $5,000,001.

Q:     What ownership levels will current shareholders of the Company have after consummation of the Business Combination?

A:     In connection with the Business Combination, Chenghe and TCO agreed on a fixed pre-money equity value of US$380 million for the Post-Closing Company. At the consummation of the TCO Restructuring, CayCo will issue and allot to each TCO Shareholder who agrees to participate in the TCO Restructuring in respective of each Company Share owned by such person, a number of CayCo Ordinary Shares that is no more than the Subscription Factor, which is the number resulting from dividing (x) the result of the quantity of US$380 million divided by US$10.00, by (y) the Aggregate Fully Diluted Company Shares as at the time of calculation. Any increase in the number of TCO Shareholders who participate in the TCO Restructuring will increase in the number of CayCo Ordinary Shares issued in connection with the TCO Restructuring and at the consummation of the Business Combination.

In addition, TCO shall, as soon as practicable and to the extent legally feasible under the applicable laws after the closing of the Business Combination, enter into and consummate a share exchange with CayCo pursuant to the Merger and Acquisition Act for CayCo to acquire the Company Shares owned by the Remaining Company Shareholders with cash consideration at a price per share no greater than the per share equity implied by US$380 million fixed pre-money equity value. For the illustrative purpose only, we assume that at the consummation of the TCO Restructuring, all TCO Shareholders agree to participate in the TCO Restructuring.

Assuming none of the Public Shareholders demand redemption pursuant to the Chenghe Articles, assuming the Company Acquisition Percentage is 100% at the consummation of the TCO Restructuring and the exercises of all issued and outstanding SPAC Warrants at the closing of the Business Combination, it is anticipated that (i) TCO’s existing shareholders will retain an ownership interest of approximately 60.50% of the Post-Closing Company’s total issued and outstanding share capital; (ii) the Sponsor and its affiliates holding the Founder Shares and SPAC Private Placement Warrants will hold approximately 16.92% of the Post-Closing Company’s total issued and outstanding share capital; and (iii) our Public Shareholders will hold approximately 13.43% of the Post-Closing Company’s total issued and outstanding share capital.

Assuming intermediate redemptions by Public Shareholders, assuming the Company Acquisition Percentage is 100% at the consummation of the TCO Restructuring and the exercises of all issued and outstanding SPAC Warrants at the closing of the Business Combination, it is anticipated that (i) TCO’s existing shareholders will retain an ownership interest of approximately 64.85% of the Post-Closing Company’s total issued and outstanding share capital; (ii) the Sponsor and its affiliates holding the Founder Shares and SPAC Private Placement Warrants will hold approximately 18.13% of the Post-Closing Company’s total issued and outstanding share capital; and (iii) our Public Shareholders will hold approximately 7.20% of the Post-Closing Company’s total issued and outstanding share capital.

Assuming maximum redemptions by Public Shareholders, assuming the Company Acquisition Percentage is 100% at the consummation of the TCO Restructuring and the exercises of all issued and outstanding SPAC Warrants at the closing of the Business Combination, it is anticipated that (i) TCO’s existing shareholders will retain an ownership interest of approximately 68.51% of the Post-Closing Company’s total issued and outstanding share capital; (ii) the Sponsor and its affiliates holding the Founder Shares and SPAC Private Placement Warrants will hold approximately 19.16% of the Post-Closing Company’s total issued and outstanding share capital; and (iii) our Public Shareholders will hold approximately 1.97% of the Post-Closing Company’s total issued and outstanding share capital.

The following table illustrates the ownership levels in the Post-Closing Company, assuming consummation of the Business Combination, the Company Acquisition Percentage reaching 100% at the consummation of the TCO Restructuring and assuming the exercise of all issued and outstanding SPAC Warrants, and no redemptions by Public Shareholders, 50% redemptions by Public Shareholders (the “Interim Redemption”) and the redemptions by Public Shareholders so that (i) SPAC holds at least $5,000,001 net tangible assets after the redemption and (ii) SPAC is able to pay $2,300,000 transaction expenses from the Trust Account at the Closing (the “Maximum Redemption”), respectively. The amounts of percentage ownership and voting power will change if the actual facts differ from the assumptions.

	Assuming No Redemptions		Assuming Intermediate Redemptions(1)		Assuming Maximum Redemptions(2)
	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %
TCO Shareholders	38,000,000	60.50%	38,000,000	64.85%	38,000,000	68.51%
Public Shareholders	8,437,681	13.43%	4,218,840	7.20%	1,092,732	1.97%
Holders of Founder Shares(5)	2,875,000	4.58%	2,875,000	4.91%	2,875,000	5.18%
Holders of SPAC Public Warrants(3)	5,750,000	9.15%	5,750,000	9.81%	5,750,000	10.87%
Holders of SPAC Private Warrants(4)(5)	7,750,000	12.34%	7,750,000	13.23%	7,750,000	13.97%
Pro forma ordinary shares of the Post-Closing Company	62,812,681	100.0%	58,593,840	100.0%	55,467,732	100.0%

____________

(1)      Assumes that 4,218,841 Public Shares are redeemed for aggregate redemption payments of approximately $ 45.02 million, assuming a $10.67 per share redemption price and based on funds in the Trust Account as of June 30, 2023.

(2)      Assumes that 7,344,949 Public Shares are redeemed for aggregate redemption payments of approximately $78.37 million, assuming a $10.67 per share redemption price and based on funds in the Trust Account as of June 30, 2023. The number of Public Shares redeemed under the maximum redemption scenario is calculated based on the assumption that (i) SPAC will pay $2,300,000 transaction expenses from the Trust Account at the Closing; and (ii) SPAC will have US$5,000,001 net asset following the redemption.

(3)      Assumes the exercise of all issued and outstanding SPAC Public Warrants, each for one CayCo Ordinary Share, at the closing of the Business Combination.

(4)      Assumes the exercise of all issued and outstanding SPAC Private Placement Warrants, each for one CayCo Ordinary Share, at the closing of the Business Combination. As of the date of this Registration Statement / Proxy Statement, the Sponsor has not extended any working capital loan to Chenghe, which may be convertible into private placement warrants at the option of the Sponsor. None of Chenghe, its directors and officers is aware of any intention to obtain any working capital loan from the Sponsor.

(5)      The Sponsor and its affiliates’ total potential ownership interest in the post-Closing Company, assuming the exercise and conversion of all securities following the Closing, including the SPAC Private Placement Warrants and Founder Shares, is estimated to comprise approximately 16.92% of outstanding CayCo Ordinary Shares in a no redemption scenario, 18.13% of outstanding CayCo Ordinary Shares in an intermediate redemption scenario and 19.16% of outstanding CayCo Ordinary Shares in a maximum redemption scenario.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     There are a number of Closing Conditions, including among others, (i) the accuracy of representations and warranties to various standards, from no material qualifier to a material adverse effect qualifier, (ii) material compliance with pre-closing covenants, (iii) no material adverse effect for the Company, (iv) the Company Acquisition Percentage reaching at least 90.1%; (v) the consummation of the TCO Restructuring; (v) the delivery of customary closing certificates, (vi) the receipt of Taiwan IC Approval and such approval being effective, (vii) the receipt of all Third Party Consents, if any, (viii) the absence of a legal prohibition on consummating the transactions, (ix) approval by Chenghe’s and TCO’s shareholders, (x) approval of a listing application on the applicable Stock Exchange for newly issued shares, and (xi) Chenghe having at least US$5,000,001 of net tangible assets remaining after redemption.. For a description of the Closing Conditions, see the section titled “The Business Combination Agreement and Ancillary Documents — Conditions to Closing of the Business Combination.”

Q:     What happens if the Business Combination is not consummated?

A:     If we do not complete the Business Combination for whatever reason, we would search for another target business with which to complete a business combination. If we do not complete the Business Combination or another business combination by the Extended Deadline, we must redeem 100% of the issued and outstanding Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses) divided by the number of outstanding Public Shares and, following such redemption, we will liquidate and dissolve. Our holders of the Founder Shares waived their redemption rights with respect to ordinary shares owned by them in the event a business combination is not effected in the required time period.

Q:     How do our Sponsor, directors and officers intend to vote on the proposals?

A:     The Sponsor, as well as our directors and officers and the chairman of our advisory board, beneficially own and are entitled to vote an aggregate of 25.4% of our issued and outstanding ordinary shares prior to the Business Combination. These holders have agreed to vote their shares in favor of the Business Combination Proposal and all other proposals being presented at the Extraordinary General Meeting, and to not exercise redemption rights with respect to their shares.

Q:     What interests do the Sponsor and our current directors and officers have in the Business Combination?

A:     In considering the recommendation of Chenghe Board to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, our Sponsor, directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally, which could cause them to benefit from and incentivize them to pursue a business combination with a less favorable target company or on terms less favorable to non-redeeming shareholders rather than liquidate. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination and did not believe that such interests would preclude them from approving the Business Combination or from recommending the Business Combination to shareholders, considering that these interests would be disclosed in this Registration Statement/Proxy Statement. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that our Sponsor, officers, directors, senior advisor and the chairman of our advisory board paid an aggregate of $25,000 for 2,857,000 Founder Shares, which will have a significantly higher value at the time of the Business Combination but will become worthless if a business combination is not consummated by the Extended Deadline. Based on the closing price for the Public Shares of US$             on the Nasdaq on            , the value of the Founder Shares would be $            ;

•        the fact that our Sponsor paid an aggregate of approximately $7,750,000 for its 7,750,000 SPAC Private Placement Warrants to purchase SPAC Class A Ordinary Shares and that such SPAC Private Placement Warrants will expire worthless if a business combination is not consummated by the Extended Deadline.;

•        the fact that the Sponsor and certain of our officers, directors, senior advisor and the chairman of our advisor board are anticipated to hold 16.92% of issued and outstanding shares of the Post-Closing Company immediately following the Business Combination (assuming no redemptions of our Public Shareholders and the exercise of SPAC Private Placement Warrants);

•        the fact that, given the differential in the purchase price that our Sponsor, officers, directors, senior advisor and the chairman of our advisory board paid for the Founder Shares and the purchase price that the Sponsor paid for the SPAC Private Placement Warrants as compared to the price of the Public Shares and SPAC Public Warrants and the substantial number of SPAC Class A Ordinary Shares that the Sponsor and these individuals will receive upon conversion of the Founder Shares and SPAC Private Placement Warrants, the Sponsor and these individuals can earn a positive return on their investment, even if Public Shareholders have a negative return on their investment;

•        the fact that our Sponsor, officers, directors, senior advisor and the chairman of our advisory board have agreed not to redeem any SPAC Ordinary Shares held by them in connection with the shareholder vote to approve a proposed initial business combination pursuant to a letter agreement dated April 27, 2022 entered into between the insiders and Chenghe;

•        the fact that our Sponsor, officers, directors, senior advisor and the chairman of our advisory board will lose their entire investment in us if an initial business combination is not consummated by the Extended Deadline. Our Sponsor, officers and directors and their respective affiliates have not incurred any out-of-pocket fees and expenses in relation to our initial business combination since the SPAC IPO;

•        the fact that our Sponsor, officers, directors, senior advisor and the chairman of our advisory board have agreed to waive their rights to liquidating distributions from the Trust Account with respect to Founder Shares held by them if we fail to complete an initial business combination by the Extended Deadline;

•        the fact that our Sponsor, officers, directors, senior advisor and chairman of the advisory board and their respective affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on our behalf, such as identifying and investing possible business targets and business combinations. However, if we fail to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, we may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated by the Extended Deadline;

•        the right of our Sponsor, officers, directors, senior advisor and chairman of the advisory board to hold the CayCo Ordinary Shares and CayCo Warrants following the Business Combination, subject to certain lock-up periods;

•        in the event of the liquidation of the Trust Account upon the failure of the Company to consummate a business combination by the Extended Deadline, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.30 per Public Share, or such lesser per-public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into a written letter of intent, confidentiality or other similar agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, provided that such indemnification will not apply to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account, nor will it apply to any claims under indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act;

•        the Sponsor (including its representatives and affiliates) and SPAC’s officers and directors are, or in the future may become, affiliated with entities that are engaged in similar business to SPAC. For example, Mr. Richard Qi Li also serves as a director and the chief executive officer of HH&L Acquisition Co, a NYSE-listed special purpose acquisition company. In addition, on October 6, 2023, Chenghe Investment I Limited (“Chenghe I”), a Cayman Islands exempted company controlled by Mr. Richard Qi Li, acquired (i) 2,650,000 Class B ordinary shares of LatAmGrowth SPAC (“LATG”), a Nasdaq-listed special purpose acquisition company, and (ii) 7,900,000 private placement warrants of LATG, from LatAmGrowth Sponsor, LLC, a Delaware limited liability company, and following such acquisition, Chenghe I became the sponsor of LATG, and appointed Ms. Anna Zhou as the chief executive officer and chief financial officer of LATG, Dr. Shibin Wang as a director and the chairman of the board of director of LATG, each of Mr. Ning Ma and Mr. Kwan Sun as an independent director of LATG to replace the then-current directors and officers of LATG. The Sponsor and its officers and directors are not prohibited from sponsoring, or otherwise becoming involved with, another blank check company prior to SPAC completing its initial business combination. SPAC’s officers and directors may become aware of business opportunities which may be appropriate for presentation to SPAC, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in SPAC’s favor and such potential business opportunities may be presented to other entities prior to their presentation to SPAC, subject to application fiduciary duties under Cayman Companies Act. SPAC MAA provide that SPAC renounces its interest in any corporate opportunity offered to any officer or director of SPAC. This waiver allows SPAC’s officers and directors to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. SPAC does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

•        the fact that the Business Combination Agreement provides for the continued indemnification of some of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination; and

•        the fact that we have entered into a registration rights agreement with our Sponsor, officers, directors, senior advisor and the chairman of our advisory board, which provides for customary registration rights to them and their permitted transferees.

Q:     When do you expect the Business Combination to be completed?

A:     It is currently anticipated that the Business Combination will be consummated promptly following the Extraordinary General Meeting, which is set for             ,            20    ; however, such meeting could be adjourned or postponed to a later date, as described above. The Closing is also subject to other customary closing conditions. Furthermore, the signing parties to the Business Combination Agreement will have the right to terminate the Business Combination Agreement if the Business Combination is not consummated by May 21, 2024 (Hong Kong Time), subject to certain conditions and exceptions.

Q:     What do I need to do now?

A:     We urge you to carefully read and consider the information contained in this Registration Statement/Proxy Statement, including the annexes, and to consider how the Business Combination will affect you as a shareholder. Shareholders should then vote as soon as possible in accordance with the instructions provided in this Registration Statement/Proxy Statement and on the enclosed proxy card.

Q:     When and where will the Extraordinary General Meeting take place?

A:     The Extraordinary General Meeting will be held on             , 20    , at     a.m., Eastern Time, at     and             virtually over the Internet by means of a live webcast. You may also attend the Extraordinary General Meeting webcast by accessing the web portal located at https://www.cstproxy.com/chengheacquisition/2023 and following the instructions set forth below. In order to maintain the interactive nature of the Extraordinary General Meeting, virtual attendees who have registered for the meeting and entered a valid control number will be able to:

•        vote via the web portal during the Extraordinary General Meeting webcast; and

•        submit questions or comments to our directors and officers during the Extraordinary General Meeting.

Shareholders who have registered for the meeting and entered a valid control number may submit questions or comments during the meeting through the Extraordinary General Meeting webcast by typing in the “Submit a question” box.

To register for and attend the Extraordinary General Meeting virtually, please follow these instructions as applicable to the nature of your ownership of ordinary shares:

•        Shares Held of Record. If you are a record holder, and you wish to attend the Extraordinary General Meeting virtually, go to https://www.cstproxy.com/chengheacquisition/2023, enter the control number you received on your proxy card or notice of the meeting and click on the “Click here to register for the online meeting” link at the top of the page. Immediately prior to the start of the Extraordinary General Meeting, you will need to log back into the meeting site using your control number.

•        Shares Held in Street Name. If you hold your ordinary shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you must instruct your broker or bank on how to vote the shares you beneficially own or, if you wish to attend the Extraordinary General Meeting, you must obtain a legal proxy from the shareholder of record and email a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the Extraordinary General Meeting. Holders should contact their bank, broker or other nominee for instructions regarding obtaining a legal proxy. Holders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the Extraordinary General Meeting virtually. You will receive an email prior to the meeting with a link and instructions for entering the Extraordinary General Meeting. “Street” name holders should contact Continental Stock Transfer & Trust Company on or before             , 2023.

•        Shareholders will also have the option to listen to the Extraordinary General Meeting by telephone by calling:

•        Within the U.S. and Canada: +1 [            ] (toll-free)

•        Outside of the U.S. and Canada: +1 [            ] (standard rates apply)

•        The conference ID is [            ]. This is listen-only; you will not be able to vote or enter questions during the Extraordinary General Meeting.

Q:     How do I vote?

A:     If you are a holder of record of Public Shares at the close of business on the Record Date, you may vote by attending the Extraordinary General Meeting in person, including virtually by submitting a ballot through the web portal during the Extraordinary General Meeting webcast, or by submitting a proxy for the Extraordinary General Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying preaddressed postage paid envelope so that it is received no later than 48 hours before the time appointed for the holding of the Extraordinary General Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting). If you hold your shares in “street name,” you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly voted and counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the virtual meeting and vote through the web portal, obtain a legal proxy from your broker, bank or nominee.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     Your broker, bank or nominee can vote your shares without receiving your instructions on “routine” proposals only. Your broker, bank or nominee cannot vote your shares with respect to “non-routine” proposals, unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

The Business Combination Proposal, the Merger Proposal, the Authorized Share Capital Amendment Proposal, the Articles Amendment Proposals and the Adjournment Proposal are non-routine proposals. Accordingly, your broker, bank or nominee may not vote your shares with respect to these proposals, unless you provide voting instructions.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. Shareholders of record may send a later-dated, signed proxy card to our transfer agent at the address set forth below so that it is received no later than 48 hours before the time appointed for the holding of the Extraordinary General Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting) or attend the Extraordinary General Meeting and vote in person, including virtually by submitting a ballot through the web portal during the Extraordinary General Meeting webcast. Shareholders of record also may revoke their proxy by sending a notice of revocation to our transfer agent, which must be received prior to the vote at the Extraordinary General Meeting. If you hold your shares in “street name,” you should contact your broker, bank or nominee to change your instructions on how to vote. If you hold your shares in “street name” and wish to virtually attend the Extraordinary General Meeting and vote through the web portal, you must obtain a legal proxy from your broker, bank or nominee.

Q:     What constitutes a quorum for the Extraordinary General Meeting?

A:     A quorum is the minimum number of our ordinary shares that must be present to hold a valid meeting. A quorum will be present at the Extraordinary General Meeting if one or more shareholders holding one third of the issued and outstanding ordinary shares entitled to vote at the meeting are represented at the Extraordinary General Meeting in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not count as present for the purposes of establishing a quorum. SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares are entitled to vote together as a single class on all matters to be considered at the Extraordinary General Meeting. Voting on all resolutions at the Extraordinary General Meeting will be conducted by way of a poll vote. Shareholders will have one vote for each ordinary share owned at the close of business on the Record Date.

Q:     What shareholder vote thresholds are required for the approval of each proposal brought before the Extraordinary General Meeting?

A:     Under Cayman Islands law and pursuant to Chenghe Articles, each of the Merger Proposal and the Articles Amendment Proposals will require a special resolution, being the affirmative vote of shareholders holding at least two-thirds of the ordinary shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present. Each of the Business Combination Proposal, the Authorized Share Capital Amendment Proposal and the Adjournment Proposal will require an ordinary resolution, being the affirmative vote of shareholders holding a majority of the ordinary shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

On July 26, 2023, we held the Extension Meeting, at which our shareholders approved the Extension Proposals. In connection with the Extension Meeting, our shareholders holding 3,062,319 SPAC Class A Ordinary Shares exercised their option to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, 8,437,681 SPAC Class A Ordinary Shares are issued and outstanding.

Therefore, in addition to shares held by the holders of SPAC Class B Ordinary Shares, assuming all issued and outstanding shares are voted on each proposal, we would need 4,666,784 Public Shares, or approximately 55.3% of the 8,437,681 Public Shares to be voted in favor of each of the Merger Proposal and the Articles Amendment Proposals, and 2,781,341 Public Shares, or approximately 32.9% of the 8,437,681 Public Shares to be voted in favor of each of the Business Combination Proposal, the Authorized Share Capital Amendment Proposal and the Adjournment Proposal.

Brokers are not entitled to vote on the aforementioned proposals absent voting instructions from the beneficial holder. Abstentions are considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the Extraordinary General Meeting and therefore will have no effect on the approval of each of the SPAC Shareholder Proposals as a matter of Cayman Islands law. Broker non-votes do not count as votes cast.

Q:     What happens if I fail to take any action with respect to the Extraordinary General Meeting?

A:     If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is approved by our shareholders and consummated, you will become a shareholder of the Post-Closing Company.

If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is not approved, you will continue to be a shareholder of Chenghe, and we will continue to search for another target business with which to complete an initial business combination. If we do not complete an initial business combination by the Extended Deadline, we must cease all operations except for the purpose of winding up, redeem 100% of the issued and outstanding Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), and as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the board of directors, liquidate and dissolve.

Q:     What should I do with my share certificates?

A:     Public Shareholders who do not elect to have their shares redeemed for a pro rata share of the Trust Account should wait for instructions from our transfer agent regarding what to do with their certificates. Public Shareholders who exercise their redemption rights must deliver their share certificates (if any) and other redemption forms to our transfer agent or deliver their Public Shares electronically to our transfer agent using The Depository Trust Company’s DWAC System no later than two (2) Business Days prior to the Extraordinary General Meeting as described above. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your Public Shares are properly tendered for redemption.

Q:     What should I do if I receive more than one set of voting materials?

A:     Shareholders may receive more than one set of voting materials, including multiple copies of this Registration Statement/Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:     Who will solicit and pay the cost of soliciting proxies for the Extraordinary General Meeting?

A:     We will pay the cost of soliciting proxies for the Extraordinary General Meeting. We have engaged [            ] to assist in the solicitation of proxies for the Extraordinary General Meeting. We have agreed to pay [            ] $[            ], including fees and associated disbursements, to reimburse the firm for its reasonable and documented costs and expenses and to indemnify the firm and its affiliates against certain claims, liabilities, losses, damages and expenses. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Public Shares for their expenses in forwarding soliciting materials to beneficial owners of Public Shares and in obtaining voting instructions from those owners. Our directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the Business Combination or if you need additional copies of this Registration Statement/Proxy Statement or the enclosed proxy card, you should contact the proxy solicitor at:

[            ]

You may also obtain additional information about the Company from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.” If you are a Public Shareholder and you intend to seek redemption of your shares, you will need to deliver your share certificates (if any) and other redemption documents (either physically or electronically) to our transfer agent at the address below or deliver your shares electronically to the transfer agent using The Depository Trust Company’s DWAC System at least two (2) Business Days prior to the vote at the Extraordinary General Meeting. If you have questions regarding the certification of your position or delivery of your share certificates and redemption forms, please contact:

Continental Stock Transfer & Trust Company
1 State Street — 30th Floor
New York New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

DELIVERY OF DOCUMENTS TO CHENGHE SHAREHOLDERS

Pursuant to the rules of the SEC, Chenghe and vendors that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this Registration Statement/Proxy Statement, unless Chenghe has received contrary instructions from one or more of such shareholders. Upon written or oral request, Chenghe will deliver a separate copy of this Registration Statement/Proxy Statement to any shareholder at a shared address to which a single copy of this Registration Statement/Proxy Statement was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement may likewise request that Chenghe deliver single copies of this Registration Statement/Proxy Statement in the future.

If the shares are registered in the name of the shareholder, the shareholder should contact us at our offices at 38 Beach Road #29-11, South Beach Tower, Singapore or by telephone at (+65) 9851 8611, to inform us of his or her requests.

If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

SUMMARY OF REGISTRATION STATEMENT/PROXY STATEMENT

This summary highlights selected information contained in this Registration Statement/Proxy Statement and does not contain all of the information that is important to you. You should carefully read this entire Registration Statement/Proxy Statement, including the annexes and accompanying ﬁnancial statements of SPAC and the Company, to fully understand the proposed Business Combination and the SPAC Shareholder Proposals to be considered at the SPAC Shareholders’ Meeting (each as described below). Please see the section entitled “Where You Can Find More Information” elsewhere in this Registration Statement/Proxy Statement.

Parties to the Business Combination

SPAC

SPAC is a blank check company incorporated on April 7, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving SPAC and one or more target businesses. For more information about SPAC, see the section entitled “Business of SPAC and Certain Information About SPAC.”

On April 8, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering expenses of SPAC in exchange for 7,187,500 SPAC Class B Ordinary Shares. On June 20, 2021 and on December 28, 2021, respectively, the Sponsor surrendered and forfeited to SPAC 1,437,500 SPAC Class B Ordinary Shares for no consideration. On March 29, 2022, the Sponsor further surrendered and forfeited to SPAC 1,437,500 SPAC Class B Ordinary Shares for no consideration. On March 30, 2022, the Sponsor transferred an aggregate of 177,439 SPAC Class B Ordinary Shares to SPAC’s independent directors and advisory board member, for their respective board and advisory services, in each case for no consideration, including 20,000 SPAC Class B Ordinary Shares to each of Kwan Sun, Robert Ewing and Ning Ma, 50,000 SPAC Class B Ordinary Shares to Kenneth Hitchner and 67,439 SPAC Class B Ordinary Shares to Dr. Zhiwei Liu. As of December 31, 2022, the Sponsor holds 2,697,561 SPAC Class B Ordinary Shares.

On May 2, 2022, SPAC consummated the SPAC IPO of 11,500,000 SPAC Units, including the issuance of 1,500,000 SPAC Units as a result of the underwriters’ full exercise of their over-allotment option. Each SPAC Unit consists of one SPAC Class A Ordinary Share, and one-half of one redeemable SPAC Public Warrant, with each SPAC Public Warrant entitling the holder thereof to purchase one SPAC Class A Ordinary Share for $11.50 per share, subject to adjustment. The SPAC Units were sold at a price of $10.00 per unit, generating gross proceeds of $115,000,000. Concurrently with the closing of the SPAC IPO, the Sponsor purchased an aggregate of 7,750,000 SPAC Private Placement Warrants at a price of $1.00 per warrant, generating gross proceeds of $7,750,000. Following the closing of the SPAC IPO, a total of $118,450,000 ($10.30 per SPAC Unit) of net proceeds of the SPAC IPO and certain of the proceeds of the private placement of warrants was placed in the Trust Account. The Trust Account is located in the United States with SPAC Transfer Agent acting as trustee, and may only be invested in U.S. government securities, within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (as amended, the “Investment Company Act”), having a maturity of 185 days or less or in the money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.

On July 26, 2023, SPAC held the Extension Meeting, at which SPAC Shareholders approved the Extension Amendment Proposal and SPAC Class B Ordinary Share Amendment Proposal.

In connection with the Extension Meeting, SPAC Shareholders holding 3,062,319 SPAC Class A Ordinary Shares exercised their option to redeem their shares for a pro rata portion of the funds in the Trust Account, following which, 8,437,681 SPAC Class A Ordinary Shares remained outstanding, approximately $32,772,628.17 (approximately $10.70 per SPAC Class A Ordinary Shares) was released from the Trust Account to pay such holders and approximately $90,299,208.49 remained in the Trust Account. On each of August 8, 2023 and September 9, 2023, $100,000 was deposited into the Trust Account as Contribution, respectively.

SPAC Units and SPAC Class A Ordinary Shares are traded on Nasdaq under the ticker symbol “CHEAU” and “CHEA” respectively. On September 21, 2023, Nasdaq suspended trading of the SPAC Public Warrants due to SPAC’s failure to maintain a minimum of $1,000,000 in aggregate market value of its outstanding SPAC Public Warrants, as set forth in Nasdaq’s Listing Rule 5452(b)(C). Nasdaq delisted the SPAC Public Warrants and filed a nonfiction of removal from listing on October 12, 2023. Chenghe has not made any application to list the SPAC Public Warrants on the OTC markets, and Chenghe is not aware of any plan of CayCo to apply to list CayCo Warrant on any stock exchange after the Closing. For more information, please see “Risk Factors — SPAC Public Warrants have been delisted from Nasdaq.” In connection with the Closing, SPAC Units and SPAC Class A Ordinary Shares will be delisted from Nasdaq.

The mailing address of SPAC’s principal executive offices is 38 Beach Road #29-11, South Beach Tower Singapore 189767. Its telephone number is +65 9851 8611. It’s corporate website address is https://chengheinv.com/chenghe-acquisition-co/overview/. SPAC’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of this Registration Statement/Proxy Statement.

TCO

TCO has historically focused on laser applied modules and their components, which are used in solid-state light source projectors, car headlights, and sensors. TCO has also developed laser light source for various applications including searchlights and laser stage lights. TCO has recently specialized in providing key semiconductor chips, components and solutions for solid-state light detecting and ranging (LiDAR) and adaptive driving beam (ADB) headlights that meet the automotive market standards, such as AEC-Q100, ISO 26262, and IATF 16949. TCO aims to offer crucial chips and system solutions with good performance, cost-efficiency, and automotive-grade reliability. TCO believes that its LiDAR and ADB products may empower the implementation of large-scale advanced driver assistance systems and self-driving technologies.

With strategically positioned offices at Central Taiwan Science Park and Hsin Chu Science Park campuses, TCO actively fosters collaboration with semiconductor experts and develop technologies leveraging the robust semiconductor supply chain in Taiwan. TCO, as a Tier-2 supplier, offers a holistic and complete solution for OEMs and Tier-1 partners engaged in the development and marketing of autonomous vehicles for the passenger car market and other pertinent sectors, such as robotaxi, drones, shuttles, and commercial trucks. Drawing upon breakthroughs in core components such as OPA/VCSEL/FMCW/ASIC, TCO develops distinctive LiDAR and ADB solutions, which have, through TCO’s collaboration with National Chung Hsing University (“NCHU”)’s collaboration platform, led to successful partnerships with two renowned leading ODM/OEM and Tier-1 partners, namely Foxconn and Pegatron. Moreover, TCO believes that its innovative solutions can be extended to other industries that may benefit from higher level of automation, such as drones, security, and landscape mapping.

TCO has developed a research partnership with a team at NCHU led by Dr. Cheng since 2015. With the support of the NCHU team, TCO developed its distinctive LiDAR and ADB solutions. Due to the strength of its products, TCO entered into an agreement with NCHU and Professor Chun-Nien Liu on November 4, 2022 to provide pivotal chips and total solutions for high-performance solid-state LiDAR and ADB smart vehicle lighting systems for the Foxconn’s Mobility In Harmony Open Electric Vehicle (MIH) Platform. TCO therefore is connected to the emerging electric vehicle markets via Foxconn’s MIH Platform.

Foxconn’s MIH Platform aims to become a pioneering ecosystem in integrating LiDAR for Level 3 autonomous driving with the ultimate goal of commercializing its electric vehicles (EVs) globally. Thus, TCO’s close collaboration through the MIH Platform with Foxconn and its close partner, ZF Friedrichshafen AG (“ZF Group”), will position it at the front line of the development of EVs.

In addition, through NCHU, TCO will also provide customized solid-state LiDAR and ADB total solutions to Pegatron. Pegatron is a Tier-1 supplier to the EV market of the United States, whose existing customers include Tesla and other renowned EV manufacturers.

TCO also plans to leverage Taiwan’s mature semiconductor vertical supply chain to facilitate production of the chipsets used in TCO’s LiDAR and ADB productions. TCO plans to utilize the strong manufacturing capability of Taiwanese semiconductor manufacturers. The finished products will be packaged and assembled inhouse at TCO into its LiDAR and ADB products. This process aims to create a vertical production flow, thus making low-cost, high-performance solid-state LiDAR and ADB headlight a tangible commercial prospect.

TCO envisions a future where the integration of Taiwan’s mature semiconductor vertical supply chain becomes a global trend in the electric vehicle market. This integration, fostered through TCO’s collaboration with partner customers, paves the way for low-cost, high-performance solid-state LiDAR to emerge as a tangible and compelling commercial component for future automotives. By continuing to drive innovation, embracing rigorous industry standards, and nurturing strong partnerships, TCO is committed to pioneering advancements in autonomous driving technology and contributing to the transformation of the automotive landscape.

TCO Corporate Information

TCO’s website is www.tcotek.com (which does not constitute part of this Registration Statement/Proxy Statement), and both TCO’s head office and its factory are located in Central Taiwan Science Park in Taichung City. TCO also has a branch at the Hsinchu Science Park in Hsinchu City in Taiwan.

CayCo

CayCo is an exempted company incorporated with limited liability under the laws of the Cayman Islands incorporated on July 19, 2023 solely for the purpose of effecting the Business Combination. CayCo does not own any material assets and does not operate any business. The address and telephone number for CayCo is the same as those for TCO.

Merger Sub

Merger Sub is an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of CayCo incorporated on May 10, 2023 solely for the purpose of effecting the Business Combination. Merger Sub owns no material assets and does not operate any business and has not carried on any activities other than those in connection with the transactions contemplated under the Business Combination Agreement. The address and telephone number for Merger Sub is the same as those for TCO. Following the consummation of the Merger, Merger Sub will have merged with and into SPAC, with SPAC as the surviving company.

The Business Combination

On July 21, 2023, SPAC, CayCo, TCO and Merger Sub entered into the Business Combination Agreement, pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, Merger Sub will merge with and into SPAC with SPAC being the surviving company and as a direct, wholly owned subsidiary of CayCo, and SPAC will change its name to “SEMILUX LTD.” The Merger will become effective at the time when the Plan of Merger executed by SPAC and Merger Sub is registered by the Cayman Islands Registrar of Companies or such later time as SPAC and TCO may agree in writing. For more information, see the section entitled “The Business Combination Agreement and the Ancillary Documents.”

Simplified Corporate Structures

The following diagram depicts the corporate structures of CayCo, TCO and SPAC prior to the consummation of TCO Restructuring:

The following diagrams depict corporate structures of CayCo, TCO and SPAC following the TCO Restructuring and before the Closing of the Business Combination:

CayCo and TCO:

Certain Former TCO Shareholders(3)
CayCo (Cayman)
Remaining TCO Shareholders(3)
Merger Sub (Cayman)
TCO (Taiwan)

SPAC:

The following diagram depicts corporate structure of CayCo post-Closing of the Business Combination:

Former TCO Shareholders(4)
SPAC Public Shareholders(4)
Sponsor and affiliates(4)
CayCo (Cayman)
TCO (Taiwan)
SPAC (Cayman)

____________

Note:

(1)      At the TCO Restructuring Closing and immediately following the issuance of one or more CayCo Ordinary Shares to the relevant Company Shareholders (other than the Remaining Company Shareholders), each Initial CayCo Shareholder will surrender all of its CayCo Ordinary Shares and any other shares of CayCo that were issued and outstanding immediately prior to the Merger Effective Time for no consideration to CayCo and all such shares of CayCo will be cancelled.

(2)      As of the date of this Registration Statement / Proxy Statement, there are 11,312,681 SPAC Ordinary Shares issued and outstanding, consisting of (i) 8,437,681 SPAC Class A Ordinary Shares, held by SPAC Public Shareholders, and (ii) 2,875,000 SPAC Class B Ordinary Shares, held by the Sponsor, the directors, officers and advisory board members of SPAC.

(3)      Pursuant to the Business Combination Agreement, prior to the Closing, CayCo shall acquire at least 90.1% of the Aggregate Fully Diluted Company Shares. At the TCO Restructuring Closing, CayCo shall issue and allot to each Company Shareholder who participated in the TCO Restructuring, in respect of each TCO Share owned by such person, a number of CayCo Ordinary Shares that is no more than the Subscription Factor. As soon as practicable and to the extent feasible under applicable law after the Closing, the Company will take steps to Squeeze Out the Remaining Company Shareholders. At the consummation of such Squeeze-Out transaction, CayCo will be the sole shareholder of TCO.

(4)      Assuming the Company Acquisition Percentage is 100% at the consummation of the TCO Restructuring (or the completion of the Squeeze Out transaction) and the exercises of all issued and outstanding SPAC Warrants at the closing of the Business Combination, it is anticipated that (i) TCO’s existing shareholders will retain an ownership interest of approximately 60.50% of the Post-Closing Company’s total issued and outstanding share capital; (ii) the Sponsor and its affiliates holding the Founder Shares and SPAC Private Placement Warrants will hold approximately 16.92% of the Post-Closing Company’s total issued and outstanding share capital; and (iii) our Public Shareholders will hold approximately 13.43% of the Post-Closing Company’s total issued and outstanding share capital.

Assuming intermediate redemptions by Public Shareholders, assuming the Company Acquisition Percentage is 100% at the consummation of the TCO Restructuring (or the completion of the Squeeze Out transaction) and the exercises of all issued and outstanding SPAC Warrants at the closing of the Business Combination, it is anticipated that (i) TCO’s existing shareholders will retain an ownership interest of approximately 64.85% of the Post-Closing Company’s total issued and outstanding share capital; (ii) the Sponsor and its affiliates holding the Founder Shares and SPAC Private Placement Warrants will hold approximately 18.13% of the Post-Closing Company’s total issued and outstanding share capital; and (iii) our Public Shareholders will hold approximately 7.20% of the Post-Closing Company’s total issued and outstanding share capital.

Assuming maximum redemptions by Public Shareholders, assuming the Company Acquisition Percentage is 100% at the consummation of the TCO Restructuring (or the completion of the Squeeze Out transaction) and the exercises of all issued and outstanding SPAC Warrants at the closing of the Business Combination, it is anticipated that (i) TCO’s existing shareholders will retain an ownership interest of approximately 68.51% of the Post-Closing Company’s total issued and outstanding share capital; (ii) the Sponsor and its affiliates holding the Founder Shares and SPAC Private Placement Warrants will hold approximately 19.16% of the Post-Closing Company’s total issued and outstanding share capital; and (iii) our Public Shareholders will hold approximately 1.97% of the Post-Closing Company’s total issued and outstanding share capital.

Conditions to Closing of the Business Combination

Conditions to the Obligations of SPAC and the TCO Parties

Under the Business Combination Agreement, the obligations of SPAC and the TCO Parties to consummate the Transactions are subject to satisfaction or, at or prior to the Merger Effective Time, waiver in writing by all such parties of the following conditions:

(a)     the SPAC Shareholder Approval will have been obtained;

(b)    the Company Shareholder Approval will have been obtained;

(c)     there will not be in force any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger; provided, that the Governmental Authority issuing such governmental order has jurisdiction over the parties hereto with respect to the Transactions or the TCO Restructuring;

(d)    SPAC will have at least US$5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

(e)     CayCo Ordinary Shares to be issued in connection with the Merger and the TCO Restructuring will have been approved for listing on the applicable Stock Exchange and such approval will be ongoing, and not revoked or withdrawn, as of the Closing Date; and

(f)     the registration statement on Form F-4 will have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn.

Other Conditions to the Obligations of SPAC

The obligations of SPAC to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SPAC:

(a)     (i) certain fundamental representations and warranties of the TCO Parties will be true and correct in all respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date, except for changes after the date of the Business Combination Agreement which are contemplated or expressly permitted by the Business Combination Agreement or the Ancillary Documents, (ii) the representation and warranty of the Group contained in the second sentence of Section 5.24 of the Business Combination Agreement will be true and correct as of the Closing Date in all respects, and (iii) each of the other representations and warranties of the TCO Parties contained in the Business Combination Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to be material to the Group, taken as a whole;

(b)    each of the covenants of the TCO Parties to be performed as of or prior to the Closing will have been performed in all material respects;

(c)     the Company Acquisition Percentage will be at least 90.1%;

(d)    the TCO Restructuring will have been consummated;

(e)     there will not have occurred a Company Material Adverse Effect after the date of the Business Combination Agreement;

(f)     the employees of TCO will each have entered into an Employment Agreement with TCO;

(g)    TCO will have delivered or caused to be delivered an opinion issued by its Taiwan counsel to SPAC to the effect that no pending approval is required by any Taiwan Governmental Authorities for the Merger and the TCO Restructuring, issuance of the equity securities in connection with the Merger and the TCO Restructuring, and CayCo’s listing on the applicable Stock Exchange, including but not limited to the Taiwan IC Approval;

(h)    the Taiwan IC Approval will have been obtained and be effective;

(i)     all Third Party Consents will have been obtained, if any; and

(j)     the CayCo Cap Table and Closing Calculation will have been prepared in accordance with the Business Combination Agreement and accurately reflected the equity shareholding of SPAC Shareholders and the TCO Shareholders as at the Closing.

Conditions to the Obligations of the TCO Parties

The obligations of the TCO Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by TCO:

(a)     (i) the representations and warranties of SPAC in relation to its capitalization will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Business Combination Agreement which are contemplated or expressly permitted by the Business Combination Agreement, and (ii) each of the other representations and warranties of SPAC contained in the Business Combination Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the Transactions; and

(b)    each of the covenants of SPAC to be performed as of or prior to the Closing will have been performed in all material respects.

Termination

The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a)     by mutual written consent of both TCO and SPAC at any time;

(b)    by TCO or SPAC within ten (10) months after the date of the Business Combination Agreement (the “Agreement End Date”), if the Closing shall not have occurred by 5:00 p.m. (Hong Kong time) on such date; provided, that neither TCO nor SPAC may terminate the Business Combination Agreement if it is in material breach of any of its obligations set forth in the Business Combination Agreement and such material breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Closing prior to the Agreement End Date, or (ii) the failure of the Closing to have occurred prior to the Agreement End Date;

(c)     by TCO or SPAC, if any Governmental Authority (except for the Taiwan IC Approval) shall have enacted, issued, promulgated, enforced or entered any governmental order, which has become final and nonappealable and has the effect of making consummation of the Merger or the TCO Restructuring illegal or otherwise preventing or prohibiting consummation of the Merger or the TCO Restructuring;

(d)    by TCO, if the SPAC Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Extraordinary General Meeting duly convened therefor or at any adjournment or postponement thereof;

(e)     by SPAC, if the Company Acquisition Percentage shall not have reached 90.1% at the TCO Restructuring Closing;

(f)     by SPAC, if (i) the TCO Parties fail to receive the Phase I IC Approval within thirty (30) Business Days after the date of the Business Combination Agreement; or (ii) the TCO Parties fail to receive the Phase II IC Approval within thirty (30) Business Days after TCO receiving the Company Shareholder Approval; or (iii) such Taiwan IC Approval is revoked, terminated or loses effect;

(g)    by SPAC, if TCO has suffered or there is a Company Material Adverse Effect;

(h)    by SPAC, if the TCO Parties are in material breach of any of their respective obligations set forth in the Business Combination Agreement and such material breach will result in the failure to satisfy the conditions to the obligations of SPAC to consummate the Closing; or

(i)     by SPAC, if the Company Shareholder Approval shall not have been obtained within twenty (20) Business Days after the date of the Business Combination Agreement.

Effect of Termination

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto or their affiliates, except as set forth in the Business Combination Agreement. The Business Combination Agreement provides that no such termination shall relieve any liability on the part of any party for a willful breach of the Business Combination Agreement, willful misconduct or fraud.

Agreements Entered into in Connection with the Business Combination

The Business Combination Agreement contemplates the execution of various additional agreements and instruments on or before the Closing, including, among others, the Sponsor Support Agreement, the Company Support Agreement, the Lock-Up Agreement and the Investor Rights Agreement. The following description of the agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of each agreement, a copy of which is attached hereto as annex and is incorporated herein by reference. See the section entitled “The Business Combination Agreement and Ancillary Documents” for more information.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, SPAC, the Sponsor and TCO entered into the Sponsor Support Agreement, pursuant to which the Sponsor has agreed to, among other things, vote in favor of the transactions contemplated under the Business Combination Agreement, including the Business Combination, from the date when TCO received the last Taiwan IC Approval until the Closing Date or, if earlier, until termination of the Business Combination Agreement.

Company Support Agreement

Concurrently with the execution of the Business Combination Agreement, SPAC, TCO, CayCo, certain TCO Shareholders and certain CayCo Shareholders entered into the Company Support Agreement, pursuant to which each such TCO Shareholder and CayCo Shareholder that has signed thereof has agreed to, among other things, vote to the transactions contemplated under the Business Combination Agreement, including the TCO Restructuring and the Merger, and to not transfer any Subject Shares (as defined in the Company Support Agreement) until termination of the Company Support Agreement.

Lock-Up Agreement

At the Closing, CayCo, the Sponsor, certain TCO Shareholders and certain Sponsor Key Holders will enter into the Lock-Up Agreement, pursuant to which, the Sponsor, and each such TCO Shareholder and SPAC Shareholder agrees to not to transfer any Lock-Up Shares (as defined in the Lock-Up Agreement) for a period of six (6) months after the Closing Date, with certain exceptions and carveouts.

Investor Rights Agreement

At the Closing, CayCo, Merger Sub, TCO, SPAC and other parties listed thereto will enter into the Investor Rights Agreement, pursuant to which, among other things, (i) CayCo will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act and certain holders have been granted customary demand and piggyback registration rights, and (ii) each party to the Investor Rights Agreement agrees to cause (x) the board of CayCo to be comprised of five (5) directors (subject to increase by unanimous resolutions of the board from time to time), (y) one (1) of such directors should be nominated by the Sponsor and (z) as long as the Sponsor Parties (as defined in the Investor Rights Agreement) beneficially own any CayCo Ordinary Shares, CayCo shall take all necessary actions to cause the individuals nominated by the Sponsor for election as directors to be elected as directors.

Ownership of CayCo Post-Closing

Upon consummation of the Business Combination, Company Shareholders and SPAC Shareholders will become CayCo Shareholders.

The following tables illustrate the varying ownership levels of CayCo Ordinary Shares after the Business Combination under three scenarios: (i) no redemptions by SPAC Shareholders, (ii) 50% of SPAC Class A Ordinary Shares have been redeemed, (iii) maximum number of SPAC Class A Ordinary Shares has been redeemed so that (a) SPAC has at least $5,000,001 net tangible assets following the redemption and (b) SPAC is able to pay $2,300,000 transaction expenses from the Trust Account at the Closing, on a fully diluted basis, assuming the consummation of the Business Combination, the Company Acquisition Percentage reaching 100% at the consummation of the TCO Restructuring and the exercise of all issued and outstanding SPAC Warrants.

	Assuming No Redemptions		Assuming Intermediate Redemptions(1)		Assuming Maximum Redemptions(2)
	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %
TCO Shareholders	38,000,000	60.50%	38,000,000	64.85%	38,000,000	68.51%
Public Shareholders	8,437,681	13.43%	4,218,840	7.20%	1,092,732	1.97%
Holders of Founder Shares(5)	2,875,000	4.58%	2,875,000	4.91%	2,875,000	5.18%
Holders of SPAC Public Warrants(3)	5,750,000	9.15%	5,750,000	9.81%	5,750,000	10.87%
Holders of SPAC Private Warrants(4)(5)	7,750,000	12.34%	7,750,000	13.23%	7,750,000	13.97%
Pro forma ordinary shares of the Post-Closing Company	62,812,681	100.0%	58,593,840	100.0%	55,467,732	100.0%

____________

(1)      Assumes that 4,218,841 Public Shares are redeemed for aggregate redemption payments of approximately $45.02 million, assuming a $10.67 per share redemption price and based on funds in the Trust Account as of June 30, 2023.

(2)      Assumes that 7,344,949 Public Shares are redeemed for aggregate redemption payments of approximately $78.37 million, assuming a $10.67 per share redemption price and based on funds in the Trust Account as of June 30, 2023. The number of Public Shares redeemed under the maximum redemption scenario is calculated based on the assumption that (i) SPAC will pay $2,300,000 transaction expenses from the Trust Account at the Closing; and (ii) SPAC will have US$5,000,001 net asset following the redemption.

(3)      Assumes the exercise of all issued and outstanding SPAC Public Warrants, each for one CayCo Ordinary Share, at the closing of the Business Combination.

(4)      Assumes the exercise of all issued and outstanding SPAC Private Placement Warrants, each for one CayCo Ordinary Share, at the closing of the Business Combination. As of the date of this Registration Statement / Proxy Statement, the Sponsor has not extended any working capital loan to Chenghe, which may be convertible into private placement warrants at the option of the Sponsor. None of Chenghe, its directors and officers is aware of any intention to obtain any working capital loan from the Sponsor.

(5)      The Sponsor and its affiliates’ total potential ownership interest in the post-Closing Company, assuming the exercise and conversion of all securities following the Closing, including the SPAC Private Placement Warrants and Founder Shares, is estimated to comprise approximately 16.92% of outstanding CayCo Ordinary Shares in a no redemption scenario, 18.13% of outstanding CayCo Ordinary Shares in an intermediate redemption scenario and 19.16% of outstanding CayCo Ordinary Shares in a maximum redemption scenario.

The Proposals for the SPAC Shareholders’ Meeting

•        Proposal No. 1 — The Business Combination Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve and adopt the business combination agreement dated as of July 21, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Chenghe, Semilux International Ltd., a Cayman Islands exempted company with limited liability (“CayCo”), SEMILUX LTD., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of CayCo (“Merger Sub”), and Taiwan Color Optics, Inc. (“TCO” and together with CayCo and Merger Sub, the “TCO Parties”), a company incorporated and in existence under the laws of Taiwan with uniform commercial number of 25052644, and approve the transactions contemplated thereby, pursuant to which, among other things, Merger Sub shall be merged with and into Chenghe with Chenghe being the surviving company and as a direct, wholly owned subsidiary of CayCo (the “Merger”), and Chenghe will change its name to “SEMILUX LTD.” (the “Business Combination”). The Business Combination and other transactions contemplated by the Business Combination Agreement are referred to as the “Transactions.” A copy of the Business Combination Agreement is attached as Annex A to the accompanying Registration Statement/Proxy Statement and a copy of the Plan of Merger is attached as Annex A-1 to this Registration Statement/Proxy Statement;

•        Proposal No. 2 — The Merger Proposal — to consider and vote upon, as a special resolution, a proposal to approve and adopt the plan of merger to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and approve the transactions contemplated thereby, including, without limitation the Merger. A copy of the Plan of Merger is attached as Annex A-1 to this Registration Statement/Proxy Statement;

•        Proposal No. 3 — The Authorized Share Capital Amendment Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve, with effect from the effective time of the Merger, the reclassification and re-designation of (a) 500,000,000 issued and unissued Class A ordinary shares of a par value of $0.0001 each to 500,000,000 issued and unissued ordinary shares of a par value of $0.0001 each; (b) 50,000,000 issued and unissued Class B ordinary shares of a par value of $0.0001 each to 50,000,000 issued and unissued ordinary shares of a par value of $0.0001 each; and (c) 5,000,000 authorized but unissued preference shares of a par value of $0.0001 each to 5,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each (the “Re-designation”) so that following such Re-designation, the authorized share capital of Chenghe shall be $55,500 divided into 555,000,000 ordinary shares of a par value of $0.0001 each, and immediately after the Re-designation, the authorized share capital of Chenghe be amended from $55,500 divided into 555,000,000 ordinary shares of a par value of $0.0001 each to $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each by the cancellation of 55,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each;

•        Proposal No. 4 — The Articles Amendment Proposals — to consider and vote upon, as special resolutions, two separate proposals to approve, with effect from the effective time of the Merger:

(a)     the change of name of Chenghe from “Chenghe Acquisition Co.” to “SEMILUX LTD.”; and

(b)    the amended and restated memorandum and articles of association of SPAC currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed second amended and restated memorandum and articles of association of Chenghe (the “Restated M&A”). A copy of the Restated M&A is attached as Annex H to this Registration Statement/Proxy Statement; and

•        Proposal No. 5 — The Adjournment Proposal — to consider and vote upon, as an ordinary resolution, a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve one or more proposals presented to the shareholders for vote.

Please see the sections entitled “Extraordinary General Meeting of SPAC Shareholders,” “SPAC Shareholder Proposal No. 1 — The Business Combination Proposal,” “SPAC Shareholder Proposal No. 2 — The Merger Proposal,” “SPAC Shareholder Proposal No. 3 — The Authorized Share Capital Amendment Proposal,” “SPAC Shareholder Proposal No. 4 — The Articles Amendment Proposals,” and “SPAC Shareholder Proposal No. 5 — The Adjournment Proposal” for more information on the foregoing proposals.

Date, Time and Place of SPAC Shareholders’ Meeting

The SPAC Shareholders’ Meeting will be held on [            ], 2023, at [            ] a.m., Eastern Time, at [            ], and via live webcast at: [            ], or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the SPAC Shareholder Proposals.

Voting Securities, Record Date

SPAC Shareholders will be entitled to vote or direct votes to be cast at the SPAC Shareholders’ Meeting if they owned SPAC Ordinary Shares at the close of business on [            ], 2023, which is the Record Date for the SPAC Shareholders’ Meeting. SPAC Shareholders will have one vote for each SPAC Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [            ] SPAC Ordinary Shares issued and outstanding, of which [            ] were held by Public Shareholders with the rest being held by the Sponsor and certain of SPAC’s directors, officers and chairman of advisory board.

Redemption Rights

Pursuant to SPAC MAA, holders of SPAC Class A Ordinary Shares may demand that SPAC redeem their SPAC Class A Ordinary Shares for cash if the Business Combination is consummated; provided that SPAC shall not make such repurchases if it has less than $5,000,001 of net tangible assets following such repurchases and that SPAC shall not consummate the Business Combination if immediately prior to, or upon such consummation of, the Business Combination, SPAC has less than $5,000,001 net tangible assets (for the avoidance of doubt, the consummation of the Business Combination is still subject to the satisfaction of other Closing Conditions unless waived, if applicable). Notwithstanding the foregoing, a holder of SPAC Class A Ordinary Shares, together with any affiliate of his or her or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 20% of the SPAC Class A Ordinary Shares.

Holders of SPAC Class A Ordinary Shares will be entitled to receive cash for these shares only if they deliver their share certificates (if any) and other redemption forms to the SPAC Transfer Agent no later than two (2) Business Days prior to the SPAC Shareholders’ Meeting. Holders of SPAC Class A Ordinary Shares do not need to affirmatively vote on the Business Combination Proposal or be a holder of such shares as of the Record Date to exercise redemption rights. If the Business Combination is not consummated, these shares will not be converted into cash. If a holder of SPAC Class A Ordinary Shares properly demands conversion, delivers his, her or its share certificates (if any) and other redemption forms to SPAC Transfer Agent as described above, and the Business Combination is consummated, SPAC will convert each SPAC Class A Ordinary Share into a full pro rata portion of the Trust Account, calculated as of two (2) Business Days prior to the consummation of the Business Combination. It is anticipated that this would amount to approximately $[            ] per share. If a holder of SPAC Class A Ordinary Shares exercises his, her or its redemption rights, then it will be exchanging its SPAC Class A Ordinary Shares for cash and will not become a CayCo Shareholder. See the section entitled “Extraordinary General Meeting of SPAC Shareholders — Redemption Rights” for a detailed description of the procedures to be followed for the redemption of SPAC Class A Ordinary Shares.

Appraisal Rights

The Cayman Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and the SPAC Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares.

Holders of SPAC Ordinary Shares have appraisal rights in connection with the Business Combination under the Cayman Companies Act. Holders of SPAC Class A Ordinary Shares are entitled to give notice to SPAC prior to the SPAC Shareholders’ Meeting that they wish to dissent to the Business Combination and to receive payment of fair market value for his, her or its SPAC Ordinary Shares if they follow the procedures set out in the Cayman Companies Act.

In essence, that procedure is as follows: (i) the shareholder must give his/her/its written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his/her/its intention to dissent, including, among other details, a demand for payment of the fair value of his shares; (iv) within seven days following the date of the expiration of the period set out in (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his, her or its shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached.

Holders of SPAC Class A Ordinary Shares who elect to exercise appraisal rights will lose their right to exercise their redemption rights as described herein.

Recommendations of SPAC’s Board of Directors to SPAC Shareholders

The SPAC Board has determined that each of the SPAC Shareholder Proposals is fair to and in the best interest of SPAC and its shareholders and recommended that SPAC Shareholders vote “FOR” each of the Business Combination Proposal, the Merger Proposal, the Authorized Share Capital Amendment Proposal and the Articles Amendment Proposals, and “FOR” the Adjournment Proposal, if presented.

Reasons for the Approval of the Business Combination and Recommendations

The SPAC Board, in evaluating the transaction with TCO, consulted with its legal counsel and financial and other advisors. In reaching its decision (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, are advisable, fair to and in the best interests of, SPAC and its shareholders, and (ii) to recommend that the shareholders approve the transactions contemplated by the Business Combination Agreement, including the Business Combination, the SPAC Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below.

Before reaching its decision, the SPAC Board reviewed the results of management’s due diligence, which included:

•        research on industry trends, competitive landscape and other industry factors;

•        benchmarking versus key competitors on historical financial and operational performance;

•        extensive meetings and calls with TCO management team and representatives regarding operations, major suppliers and financial prospectus, among other customary due diligence matters;

•        review of TCO’s material business contracts and certain other legal and commercial diligence;

•        review of TCO’s business model and historical financial statements, among other financial information; and

•        discussions with external advisors and review reports related to legal diligence prepared by external advisors.

In light of the wide variety of factors considered in connection with its evaluation of the Business Combination Agreement and the transactions contemplated thereby, the SPAC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that the SPAC Board considered in reaching its determination and supporting its decision. The SPAC Board viewed its decision as being based on all of the information available and the factors presented to and considered by the SPAC Board. In addition, individual directors may have given different weight to different factors. The SPAC Board was conscious of the fact that there could be no assurance about future results, including results considered or expected as discussed in further detail below. This explanation of the SPAC Board’s reasons for the Business Combination and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

In approving the Business Combination, the SPAC Board determined not to obtain a fairness opinion. The officers and directors of SPAC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and they have substantial experience with mergers and acquisitions. The SPAC Board had given due and proper consideration to all matters and things that are necessary or appropriate, including but not limited to whether the Business Combination was fair from a financial perspective to the SPAC Shareholders and the fair market value of TCO is at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account), to enable it to evaluate and reach an informed conclusion as to the fairness and reasonableness of the Transactions.

SPAC considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby. The SPAC Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination.

The SPAC Board concluded that the potential benefits that it expected SPAC and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the SPAC Board determined that the Business Combination Agreement and the Business Combination contemplated therein were advisable, fair to and in the best interests of SPAC and its shareholders. See the section entitled “SPAC Shareholder Proposal No. 1 — The Business Combination Proposal — SPAC Board’s Reasons for the Approval of the Business Combination and Recommendations.”

Interests of Certain Persons in the Business Combination

In considering the recommendation of the SPAC Board to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, the Sponsor, SPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other SPAC Shareholders generally, which could cause them to benefit from and incentivize them to pursue a business combination with a less favorable target company or on terms less favorable to non-redeeming shareholders rather than liquidate. SPAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination and did not believe that such interests would preclude them from approving the Business Combination or from recommending the Business Combination to SPAC Shareholders, considering that these interests would be disclosed in this Registration Statement/Proxy Statement. SPAC Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that the SPAC Initial Shareholders paid an aggregate of $25,000 for 2,875,000 SPAC Class B Ordinary Shares, which will have a significantly higher value at the time of the Business Combination but will become worthless if a business combination is not consummated by SPAC Termination Date. Based on the average of the high ($[            ]) and low ($[            ]) prices for the SPAC Class A Ordinary Shares on Nasdaq on [            ], 20[            ], the value of the SPAC Class B Ordinary Shares would be $[            ];

•        the fact that the Sponsor paid an aggregate of approximately $7,750,000 for its 7,750,000 SPAC Private Placement Warrants to purchase SPAC Class A Ordinary Shares and that such SPAC Private Placement Warrants will expire worthless if a business combination is not consummated by the SPAC Termination Date. Based on the average of the high ($[            ]) and low ($[            ]) prices for the SPAC Public Warrants on Nasdaq on [            ], 20[            ], the value of the SPAC Private Placement Warrants would be $[            ];

•        the fact that the SPAC Initial Shareholders are anticipated to hold 16.92% of issued and outstanding shares of CayCo immediately following the Business Combination (assuming no redemptions of holders of SPAC Class A Ordinary Shares and the exercise of SPAC Private Placement Warrants);

•        the fact that given the differential in the purchase price that SPAC Initial Shareholders paid for the SPAC Class B Ordinary Shares and the purchase price that the Sponsor paid for the SPAC Private Placement Warrants as compared to the price of the SPAC Class A Ordinary Shares and SPAC Public Warrants and the substantial number of SPAC Class A Ordinary Shares that the SPAC Initial Shareholders will receive upon conversion of the SPAC Class B Ordinary Shares and SPAC Private Placement Warrants, the SPAC Initial Shareholders can earn a positive return on their investment, even if holders of SPAC Class A Ordinary Shares have a negative return on their investment;

•        the fact that the SPAC Initial Shareholders have agreed not to redeem any SPAC Ordinary Shares held by them in connection with the shareholder vote to approve a proposed initial business combination pursuant to a letter agreement dated April 27, 2022 entered into with SPAC;

•        the fact that the SPAC Initial Shareholders will lose their entire investment in SPAC if an initial business combination is not consummated by the SPAC Termination Date. The SPAC Initial Shareholders and their respective affiliates have not incurred any out-of-pocket fees and expenses in relation to the initial business combination since the SPAC IPO, except that, in connection with the Extension, pursuant to the SPAC MAA, the Sponsor shall deposit for each monthly extension beyond August 2, 2023 an amount equal to $100,000 into the Trust Account as a loan that will not bear interest and repayable by SPAC upon consummation of an initial business combination, which will be forgiven if SPAC is unable to consummate an initial business combination except to the extent of any funds held outside of the Trust Account;

•        the fact that the SPAC Initial Shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to SPAC Class B Ordinary Shares held by them if SPAC fails to complete an initial business combination by the SPAC Termination Date;

•        the fact that the SPAC Initial Shareholders and their respective affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on SPAC’s behalf, such as identifying and investing possible business targets and business combinations. However, if SPAC fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, SPAC may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by the SPAC Termination Date;

•        the right of the SPAC Initial Shareholders to hold the CayCo Ordinary Shares and CayCo Warrants following the Business Combination, subject to certain lock-up periods;

•        in the event of the liquidation of the Trust Account upon the failure of SPAC to consummate a business combination by the SPAC Termination Date, the Sponsor has agreed to indemnify SPAC to ensure that the proceeds in the Trust Account are not reduced below $10.30 per SPAC Class A Ordinary Share, or such lesser per-public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which SPAC has entered into a written letter of intent, confidentiality or other similar agreement or claims of any third party (other than its independent public accountants) for services rendered or products sold to SPAC, provided that such indemnification will not apply to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account, nor will it apply to any claims under indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act;

•        the Sponsor (including its representatives and affiliates) and SPAC’s officers and directors are, or in the future may become, affiliated with entities that are engaged in similar business to SPAC. For example, Mr. Richard Qi Li also serves as a director and the chief executive officer of HH&L Acquisition Co, a NYSE-listed special purpose acquisition company. In addition, on October 6, 2023, Chenghe I, acquired (i) 2,650,000 Class B ordinary shares of LATG, a Nasdaq-listed special purpose acquisition company, and (ii) 7,900,000 private placement warrants of LATG, from LatAmGrowth Sponsor, LLC, a Delaware limited liability company, and following such acquisition, Chenghe I became the sponsor of LATG, and appointed Ms. Anna Zhou as the chief executive officer and chief financial officer of LATG, Dr. Shibin Wang as a director and the chairman of the board of director of LATG, each of Mr. Ning Ma and Mr. Kwan Sun as an independent director of LATG to replace the then-current directors and officers of LATG. The Sponsor and its officers and directors are not prohibited from sponsoring, or otherwise becoming involved with, another blank check company prior to SPAC completing its initial business combination. SPAC’s officers and directors may become aware of business opportunities which may be appropriate for presentation to SPAC, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in SPAC’s favor and such potential business opportunities may be presented to other entities prior to their presentation to SPAC, subject to application fiduciary duties under Cayman Companies Act. SPAC MAA provide that SPAC renounces its interest in any corporate opportunity offered to any officer or director of SPAC. This waiver allows SPAC’s officers and directors to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. SPAC does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

•        the fact that the Business Combination Agreement provides for the continued indemnification of SPAC’s existing directors and officers and the continuation of the directors’ and officers’ liability insurance after the Business Combination; and

•        the fact that SPAC has entered into a registration rights agreement with the SPAC Initial Shareholders, which provides for customary registration rights to them and their permitted transferees.

Comparison of Rights of CayCo Shareholders and SPAC Shareholders

If the Business Combination is successfully completed, SPAC Shareholders will become CayCo Shareholders and their rights as shareholders will be governed by CayCo’s constitutional documents. Please see the section entitled “Comparison of Rights of CayCo Shareholders and Chenghe Shareholders” for more information.

Emerging Growth Company

CayCo is, and consequently, following the Business Combination, will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, post-Closing, CayCo will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find CayCo’s securities less attractive as a result, there may be a less active trading market for CayCo’s securities and the prices of CayCo’s securities may be more volatile.

Post-Closing, CayCo will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the SPAC IPO, (b) in which CayCo has total annual gross revenue of at least $1.235 billion, or (c) in which CayCo is deemed to be a large accelerated filer, which means the market value of the CayCo’s common equity that is held by non-affiliates exceeds $700 million as of the last Business Day of its most recently completed second fiscal quarter; and (ii) the date on which CayCo has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign Private Issuer

CayCo is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, CayCo is permitted to follow the corporate governance practices of its home country in lieu of the corporate governance standards of the Stock Exchange applicable to U.S. domestic companies. For example, CayCo is not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. CayCo intends to continue to follow its home country’s corporate governance practices as long as it remains a foreign private issuer. As a result, CayCo’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to corporate governance requirements of the Stock Exchange. As a foreign private issuer, CayCo is also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.

Risk Factor Summary

In evaluating the proposals set forth in this Registration Statement/Proxy Statement, you should carefully read this Registration Statement/Proxy Statement, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) SPAC’s ability to complete the Business Combination, and (ii) the business, cash flows, financial condition, results of operations and prospects of CayCo following consummation of the Business Combination. Such risks include, but are not limited to the following. The “Company” used in the section entitled “Risk Factors” refers to TCO.

Risks Related to CayCo and the Company’s Business

•        The Company has incurred operating losses historically and expects to incur significant expenses and continuing losses at least for the near and medium term.

•        The Company expects to incur research and development costs and devote significant resources to developing new products, which could significantly reduce its profitability and may never result in revenue to the Company.

•        The Company is creating innovative technology by designing and developing unique components. The high price of or low yield in these components may affect the Company’s ability to sell at competitive prices, or may lead to losses.

•        The Company’s LiDAR products are substantially dependent on its relationship with the MIH Platform and its relationship with Foxconn, and its business could be materially and adversely affected if the MIH Platform was terminated.

•        The period of time from prototype design to implementation is long and the Company is subject to the risks of cancellation or postponement of contracts or unsuccessful implementation.

•        If market adoption of ADB or LiDAR for autonomous vehicles does not continue to develop, or develops more slowly than the Company expects, its business will be adversely affected.

•        The Company targets many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If the Company is unable to sell its products to these customers, its prospects and results of operations will be adversely affected.

•        Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on the Company’s results of operations.

•        The Company operates in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than the Company.

•        The Company’s success will be dependent upon its ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers.

•        CayCo’s forecasts and projections are based upon assumptions, analyses and internal estimates developed by its management. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, CayCo’s actual operating results may differ materially and adversely from those forecasted or projected.

Risks Related to Chenghe and the Business Combination

•        Chenghe’s independent registered public accounting firm’s report contains an explanatory paragraph that express substantial doubt about its ability to continue as a “going concern.” Chenghe may not have sufficient funds to consummate the Business Combination.

•        The Business Combination remains subject to conditions that Chenghe cannot control, and if such conditions are not satisfied or otherwise waived, the Business Combination may not be consummated.

•        The Business Combination may be delayed or terminated if the Central Taiwan Science Park Bureau fails to grant the relevant IC approval timely or at all.

•        CayCo may fail to acquire sufficient shares of TCO, and the Business Combination may be delayed or terminated.

•        Because TCO is not conducting an underwritten offering of its securities, no underwriter has conducted due diligence of TCO’s business, operations or financial condition or reviewed the disclosure in this Registration Statement/Proxy Statement.

•        Chenghe and TCO may not be able to obtain Transaction Financing in connection with the Business Combination.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this Registration Statement/Proxy Statement, including the ﬁnancial statements and notes to the ﬁnancial statements included herein, in evaluating the Business Combination and the SPAC Shareholder Proposals to be voted on at the SPAC Shareholders’ Meeting. The risks discussed herein have been identiﬁed based on an evaluation of the historical risks faced by the Company and the SPAC and relate to current expectations as to future risks that may result from the Business Combination. Certain of the following risk factors apply to the business and operations of the Company and will also apply to the business and operations of CayCo following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated beneﬁts of the Business Combination, and may have a material adverse effect on the business, cash ﬂows, ﬁnancial condition and results of operations of CayCo following the Business Combination. This could cause the trading price of the CayCo Ordinary Shares, the SPAC Units, the SPAC Warrants, or the CayCo Warrants to decline, perhaps signiﬁcantly, and you therefore may lose all or part of your investment. You should carefully consider the following risk factors in conjunction with the other information included in this Registration Statement/Proxy Statement, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” “Company Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “SPAC Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the ﬁnancial statements of the Company, the ﬁnancial statements of SPAC and notes to the ﬁnancial statements included herein. The risks discussed below are not exhaustive and are based on certain assumptions made by CayCo, SPAC and the Company which later may prove to be incorrect or incomplete. Investors are encouraged to perform their own investigation with respect to the business, ﬁnancial condition and prospects of the Company, SPAC and CayCo. Each of CayCo, SPAC and the Company may face additional risks and uncertainties that are not presently known to it, or that are currently deemed immaterial, which may also impair its business or ﬁnancial condition. The “Company” in this section refers to TCO.

Risks Related to CayCo and the Company’s Business

The Company has incurred operating losses historically and expects to incur significant expenses and continuing losses at least for the near and medium term.

The Company incurred a net operating loss of NTD 32,459,000 (USD 1,053,863.64) for the six months ended June 30, 2022 and a net operating loss of NTD 19,369,000 (USD 628,863.636) for the year ended December 31, 2022. The Company believes it will continue to incur operating and net losses each quarter in the foreseeable future. Even if the Company achieves profitability, there can be no assurance that the Company will be able to maintain profitability in the future. The Company’s potential profitability is particularly dependent upon the continued adoption of ADB technology and LiDAR technology by the automotive industry, continued support from the Company’s research partners, the market acceptance of the electric vehicle platform developed by Foxconn, any of which may not occur at the levels the Company currently anticipates or at all. The Company may need to raise additional financing through loans, securities offerings or additional investments in order to fund its ongoing operations. There is no assurance that the Company will be able to obtain such additional financing or that it will be able to obtain such additional financing on favorable terms.

The Company’s evolving business model makes evaluating its business and future prospects difficult and may increase the risk of your investment.

The Company has historically specialized in research, development and production optical components, and has only been focused on developing ADB products and LiDAR products for autonomous driving systems since 2019. This relatively limited operating history in the ADB and LiDAR markets makes it difficult to evaluate the Company’s future prospects and the risks and challenges it may encounter.

In addition, the Company’s business model may undergo additional changes or differ from other manufacturers such that instead of manufacturing and selling complete ADB or LiDAR products, it may only sell certain components of ADB or LiDAR products, or only provide integrated circuit design services to manufacturing partners, which will then assemble the ADB or LiDAR solution in accordance with the Company’s design and sell the solution to the OEMs. To the extent that its business model does change, this will also render its historical operating history and financial data less useful in assessing its future prospects.

If the Company fails to address the risks and difficulties that it faces, including those described elsewhere in this “Risk Factors” section, its business, financial condition and results of operations could be adversely affected. The Company has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If the Company’s assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, its results of operations could differ materially from its expectations and its business, financial condition and results of operations could be adversely affected.

The Company expects to incur research and development costs and devote significant resources to developing new products, which could significantly reduce its profitability and may never result in revenue to the Company.

The Company’s research and development expenses were approximately NTD 40,921,000 (US$1,476,226.55), NTD 26,845,000 (US$874,000), NTD 13,812,000 (US$448,441.558) and NTD 11,535,000 (US$374,512.987) for the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023, respectively. The decline in research and development expenses during the first half of 2023 as compared with the first half of 2022 was primarily due to some adjustments to research and development schedule during the Covid-19 lock down and various public health social distancing rules. This led to delays in the research and development progress of certain ICs, LiDAR and ADB solutions by about 6 months. The Company expects to continue incur significant research and development costs going forward to conduct further research, development and tests on its products to further progress its efforts to commercialize these products.

The Company’s future growth depends on introducing new products that achieve successful commercialization by OEM partners. For example, the Company is designing the ADB and LiDAR solutions for the open electric vehicle platform of Foxconn’s Mobility In Harmony Platform (the “MIH Platform”). If the Company is unable to introduce new products and services or enhance its existing products and services in a timely and cost-effective manner, it fails to introduce products and services that meet market demand, its products fail to meet the technical, durability, cost-effectiveness requirement of the potential OEM partners, or it does not successfully develop products that is suitable for commercialization, it may lose its competitive position, its products may become obsolete, and its business, financial condition or results of operations could be adversely affected.

Developing the Company’s products is expensive, and the investment in product development may involve a long payback cycle, may not yield the expected returns or may not be recovered at all. The Company’s results of operations will be impacted by the timing and size of these investments. These investments may take several years to generate positive returns, if ever.

Additionally, future market share gains may take longer than planned and cause the Company to incur significant costs. Difficulties in any of the Company’s new product development efforts or its efforts to enter adjacent markets could adversely affect the Company’s business, operating results and financial condition.

The Company is creating innovative technology by designing and developing unique components. The high price of or low yield in these components may affect the Company’s ability to sell at competitive prices, or may lead to losses.

The Company’s ADB or LiDAR products integrates technological complex components, which requires precision in manufacturing and assembly. Many of these components are complex and contain multiple sophisticated elements. Volume production of these elements may require extreme precision and present challenges to their manufacturers. This can lead to increased costs of production of the components which the manufacturers may pass on to the Company or a production run may yield fewer usable components than what was desired or anticipated. Any such increased components cost or suboptimal yield in production of the Company’s components may significantly increase the Company’s production costs and thereby decrease its margins and potentially increase or cause losses for the Company.

The Company’s LiDAR products are substantially dependent on its relationship with the MIH Platform and its relationship with Foxconn, and its business could be materially and adversely affected if the MIH Platform was terminated.

The success of the Company’s LiDAR products is substantially dependent on its relationship with the MIH Platform. The Company has been selected as one of the suppliers of ADB and LiDAR solutions to the open electric vehicle platform of the MIH Platform. The Company’s products are currently in testing and validation phase with MIH Platform, and there can be no assurance that the Company will be able to maintain its relationship with the MIH Platform or Foxconn and/or secure orders from the MIH Platform or Foxconn. If the MIH Platform terminates or significantly alters or delays its open electric vehicle platform and/or alters its relationship with the Company in a manner that is adverse to the Company, the Company business and its prospects would be materially adversely affected.

The period of time from prototype design to implementation is long and the Company is subject to the risks of cancellation or postponement of contracts or unsuccessful implementation.

Prospective customers, including those in the automotive industry, generally must make significant commitments of resources to test and validate the Company’s products and confirm that they can integrate with other technologies before including them in any particular system, product or model. The development cycles of the Company’s products with new customers varies widely depending on the application, market, customer and the complexity of the product. In the automotive market, for example, this development cycle can be five to seven years. As a result of these lengthy development cycles, the Company spends significant time and resources to have its products selected by automotive OEMs and their suppliers for use in a particular vehicle model, which is known as a design win. If the Company does not achieve a design win with respect to a particular vehicle model, it may not have an opportunity to supply its products to the automotive OEM for that vehicle model for a period of many years. If the Company’s products are not selected by an automotive OEM or its suppliers for one vehicle model or if the Company’s products are not successful in that vehicle model, it is unlikely that its product will be deployed in other vehicle models of that OEM. Further, the Company is subject to the risk that customers cancel or postpone implementation of its technology, as well as that it will not be able to integrate its technology successfully into a larger system with other sensing modalities. If the Company fails to win a significant number of vehicle models from one or more of automotive OEMs or their suppliers, or its customers cancel or postpone implementation, its business, results of operations and financial condition will be materially and adversely affected.

If market adoption of ADB or LiDAR for autonomous vehicles does not continue to develop, or develops more slowly than the Company expects, its business will be adversely affected.

The Company has been and expects to continue to be significantly focused on the automotive applications of its ADB and LiDAR products. Despite the fact that the automotive industry has engaged in considerable effort to research and test ADB and LiDAR products for ADAS and autonomous driving applications, there is no guaranty that the automotive industry will introduce LiDAR products in commercially available vehicles.

LiDAR products are still relatively new in the market and it is possible that other sensor technologies and devices, based on new or existing technology or a combination of technologies, will achieve acceptance or leadership in the ADAS and autonomous driving industries. Even if LiDAR products are used in initial generations of autonomous driving technology and certain ADAS products, the Company cannot guarantee that LiDAR products will be designed into or included in subsequent generations of such commercialized technology. In addition, the Company expects that initial generations of autonomous vehicles will be focused on limited applications, such as robo-taxis, and that mass market adoption of autonomous technology may lag behind these initial applications significantly. The speed of market growth for ADAS or autonomous vehicles is difficult if not impossible to predict, and it is more difficult to predict this market’s future growth in light of the economic consequences of the COVID-19 pandemic and major geopolitical events including the ongoing military conflict in Ukraine. If commercialization of LiDAR products is not successful, or not as successful as the Company or the market expects, or if other sensing modalities gain acceptance by developers of autonomous driving systems or ADAS, automotive OEMs, regulators and safety organizations or other market participants by the time autonomous vehicle technology achieves mass market adoption, the Company’s business, results of operations and financial condition will be materially and adversely affected.

ADB products are still relatively new in the market and it is possible that other more established manufacturers in the car light field develop their proprietary ADB products, based on new or existing technology or a combination of technologies, that receive more acceptance in the ADAS and autonomous driving industries. Currently, installation of ADB products is limited to luxury and high-end vehicles due to the costs of each system installed. The Company cannot guarantee that ADB products will be adopted by automotive manufacturers for vehicles in lower price ranges, or other optical systems will gain acceptance by automotive manufacturers. If ADB products are not widely adopted by the automotive industry, or not as widely as the Company or the market expects, or if other optical systems gain acceptance by developers of autonomous driving systems or ADAS, automotive OEMs, regulators and safety organizations or other market participants, the Company’s business, results of operations and financial condition will be materially and adversely affected.

The Company targets many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If the Company is unable to sell its products to these customers, its prospects and results of operations will be adversely affected.

Many of the Company’s customers and potential customers are large, multinational companies with substantial negotiating power relative to the Company and, in some instances, may have internal solutions that are competitive to the Company’s products. These large, multinational companies also have significant resources, which may allow them to acquire or develop competitive technologies either independently or in partnership with others. Accordingly, even after investing significant resources to develop a product, the Company may not secure a design win or may not be able to commercialize a product on profitable terms. If the Company’s products are not selected by these large companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to the Company, it will have an adverse effect on the Company’s business.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on the Company’s results of operations.

The Company’s business is directly affected by and significantly dependent on business cycles and other factors affecting the global automobile industry and global economy generally. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by automotive manufacturers’ ability to continue operating in response to challenging economic conditions and in response to regulatory requirements and other factors. The volume of automotive production in North America, Europe, the PRC, Japan and rest of the world has fluctuated, sometimes significantly, from year to year, and the Company expects any such fluctuations to give rise to fluctuations in the demand for its products. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by automotive manufacturers and could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company operates in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than the Company.

The markets for sensing technology applicable to autonomous solutions across numerous industries and intelligent ADB systems are highly competitive.

The Company’s future success will depend on its ability to maintain its lead by continuing to develop advanced ADB and LiDAR technology in a timely manner and to stay ahead of existing and new competitors. The Company’s competitors are numerous and they compete with it directly by offering ADB and/or LiDAR products and indirectly by attempting to solve some of the same challenges with different technology. The Company faces competition from camera and radar companies, other developers of LiDAR products, car lamp manufacturers, automotive manufacturers and other technology and automotive supply companies, some of which have significantly greater resources than it does. Some examples of the Company’s competitors for its LiDAR products include Hesai, Innoviz, Velodyne and Luminar. Some examples of the Company’s competitors for its ADB products include Xinyu Co., Ltd. and Osram Licht AG. In the automotive market, the Company’s competitors have commercialized non-LiDAR-based ADAS technology which has achieved market adoption, strong brand recognition and may continue to improve. Other automotive manufacturers are working towards develop LiDAR products and/or ADB products and either by themselves, or with a publicly announced partner, have substantial financial, marketing, research and development and other resources.

The automotive market is highly competitive, and Company may not be successful in competing in this industry.

The automotive industry is highly competitive. Businesses within the industry compete on many factors, including pricing, brand recognition, product quality and designs and manufacturing scale and efficiency.

The Company competes for sales of its products with other established automotive component suppliers and new entrants. Some of the Company’s competitors may have established market positions, well known brands and relationships with customers and suppliers. Competition for the Company could intensify in the future due to continuing globalization of the automotive industry, new market entrants and consolidation in the worldwide automotive industry.

The Company expects that more competitors will enter the specific automotive market that it targets, and these new entrants will further increase competition. Further, the Company may experience increased competition for components and other parts, which may have limited supply.

The Company monitors competitive factors on an ongoing basis and may from time to time adjusts its prices and provides promotions due to competitive factors beyond its control, such as industry trends and pricing pressure, could adversely affect its margins and profitability.

The Company is dependent, directly and indirectly, on suppliers for component parts and raw materials. Suppliers may fail to deliver components and raw materials according to the Company’s schedule and at prices, quality and volumes acceptable to it.

The Company depends on third-party suppliers for key components in its products like semiconductor chips and interior parts. Raw materials may be subject to price fluctuations due to various factors beyond the Company’s control, including market conditions and global demand for these materials, which may directly or indirectly, have an adverse impact on its operating costs and profit margins. The supply chain exposes the Company to multiple potential sources of delivery failure or component shortages.

If suppliers become unable to provide, or experience delays in providing components and raw materials, the Company’s business could be disrupted, including the Company’s ability to meet its targeted schedules for deliveries to tier 1 suppliers. If existing supply agreements are terminated or renewed on less favorable terms, the Company may face difficulty or delays in finding replacement suppliers able to provide components or other supplies of comparable quality. Any such alternative suppliers may be located a long distance from the Company’s facilities, which may lead to increased costs or delays, or the terms of such new agreements may be made on less favorable terms. If the Company’s manufacturers or suppliers become unwilling or unable to provide an adequate supply of semiconductor chips, with respect to which there has been a global shortage, the Company would not be able to find alternative sources in a timely manner and its business would be adversely impacted.

Changes in business or macroeconomic conditions, governmental regulations and other factors beyond the Company’s control or that it does not presently anticipate could affect its ability to receive components from suppliers. Under the Company’s purchase orders, it could be subject to penalties and price adjustments as a result of any volume shortfalls in its orders.

Concerns over inflation, geopolitical issues, global financial markets and the COVID-19 pandemic have led to increased economic instability and expectations of slower global economic growth. For example, following Russian military actions related to Ukraine in February 2022, commodity prices, including the price of oil, gas, nickel, copper and aluminum, have increased. Such disruptions to the global economy, together with inflationary pressures, has at times disrupted, and in the future may disrupt, the global supply chain and affect the Company’s ability to secure (or the cost of securing) components, raw materials or other supplier. An increase in raw material costs may require the Company to increase its prices for its products, which could adversely impact its price competitiveness. In 2022, as the pandemic-related economic instability eased, the U.S. Federal Reserve started tapering its quantitative easing monetary policies in response to elevated inflation levels (from high food and energy prices and broader pressures) and supply and demand imbalances. The U.S. Federal Reserve raised the benchmark federal-funds rate from 0.25% in March 2022 to 5.50% in July 2023 and it is possible that the U.S. Federal Reserve will continue to increase the funds rate. The financial conditions of banking institutions have come under severe pressure and deterioration, as exemplified by the proposed restructuring of several banks in the first half of 2023, driven by bank runs or simultaneous withdrawals by depositors due to various reasons, including lack of confidence in the banking system. These developments may adversely impact global liquidity, heighten market volatility and increase U.S. dollar funding costs resulting in tightened global financial conditions and fears of a recession. A prolonged period of extremely volatile and unstable market conditions would likely increase our funding costs and negatively affect market risk mitigation strategies.

Suppliers may experience disruptions in their operations, including due to equipment breakdowns, labor strikes or shortages, shipping container shortages, financial difficulties, natural disasters, component or material shortages, cost increases, acquisitions, changes in legal or regulatory requirements, or other similar problems. Some of the part that the Company utilizes for its products are obtained through short- and medium-term orders rather than long-term supply agreements. This may expose the Company to fluctuations in prices of components, materials and equipment.

Cyber-attacks and malicious internet-based activity directed at supply chains have increased in frequency and severity, and the Company cannot guarantee that third parties and infrastructure in its supply chain or its third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to its information technology systems or the third-party information technology systems that support it and its services. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in its operations, loss of data, and income, reputational harm, and diversion of funds. While the Company conducts risk assessments and gap analyses and have implemented monitoring and defense solutions for its networks, devices applications, and system processes, there can be no assurance that any mitigation measures that it has taken or will take will be successful in preventing or minimizing the consequences of cyber-attacks or similar incidents.

The Company’s success will be dependent upon its ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers.

Currently, the Company has multiple collaborating raw material suppliers and outsourcing manufacturers. In the fiscal years ending December 31, 2022 and December 31, 2021, the largest supplier of the Company, Nidec Taiwan Corporation, accounted for approximately 50.15% and around 69% of the total purchases, while the second-largest supplier accounted for around 14% and 18% of the total purchases, respectively. The Company’s success will be dependent upon its ability to maintain its relationships with existing suppliers and enter into new supplier agreements. The Company relies on suppliers to provide key components and technology for its products. Supplier agreements and purchase orders that the Company has, and may enter into with key suppliers in the future, may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. In addition, if the Company’s suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, the Company would be required to take measures to ensure components and materials remain available. Any supply chain disruption could affect the Company’s ability to deliver its products and could increase the Company’s costs and negatively affect the Company’s liquidity and financial performance.

The Company generates a significant portion of its revenue from sales to customers in the PRC, so the Company’s business is susceptible to any change in the PRC’s general political and economic environment.

The Company historically derives a significant portion of its revenue from sales to customers located in the PRC. In the six months ended June 30, 2023 and the years ended December 31, 2022 and December 31, 2021, sales to customers located in the PRC accounted for approximately 83.5%, 73.5% and 54.9% of total revenue for the period. Accordingly, the results of operations and prospects of the Company are subject to economic, political and legal developments in the PRC.

The financial reforms that begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in the PRC may from time to time be modified or revised. The PRC’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The Chinese government has implemented measures to encourage economic growth and guide the allocation of the resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, the Company’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2022. Any adverse changes in economic conditions in the PRC, in the policies of the PRC government or in the laws and regulations in the PRC could have a material adverse effect on a specific industry including our operating companies in the PRC. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect the Company’s competitive position.

In addition, the Chinese government has substantial influence over the manner in which the businesses conduct their operations in the PRC. For instance, the Chinese government has recently published policies that significantly affected certain industries such as the education and internet industries. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. There is no assurance that the Chinese government will not announce new policies that significantly affects the manner in which the Company conducts its business in the PRC, which could materially and adversely impact the results of the Company’s operations and future prospects.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for LiDAR development efforts could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.

Any reduction, elimination, alteration, ineligibility, unavailability or discriminatory application of government grants that the Company indirectly receives in relation to its research and development collaboration activities for LiDAR may result in the diminished competitiveness of the Company’s end product in this regard.

There is no guarantee that such government grants, which have been made available for development of LiDAR at NCHU, will be available in the future. If the current government grants are not available in the future, development of LiDAR may stagnate or cease, which could adversely affect the Company’s business, financial condition, results of operations, cash flows and prospects.

The Company collaborates with a range of third parties, including for certain business partners for key aspects of its business, and any failure of these partners to deliver their services adequately will adversely impact its business, operations, reputation, results of operations and prospects.

The Company contracts with third parties and universities like the NCHU to provide certain products and services to its key customers. After designing certain semiconductor components, TCO plans to engage third party semiconductor manufacturers to produce IC chipsets based on TCO’s designs. The Company has also entered into a collaboration agreement with Professor Liu’s team at NCHU for the development of its LiDAR products.

Although the Company takes care to select its third-party business partners and contractors, it cannot control their actions. If the Company’s vendors fail to perform as the Company expects, its operations and reputation could suffer if the failure harms the vendors’ ability to serve the Company and its customers. One or more of these third-party vendors may experience financial distress, staffing shortages or liquidity challenges, file for bankruptcy protection, go out of business, or suffer disruptions in their business. The Company may not be able to renew or enter into new arrangements with its third-party providers on terms satisfactory to it. If the Company successfully grows its business as expected, its third-party providers will be required to meet increased requirements from it as it seeks to serve greater customer demand.

The use of third-party vendors represents an inherent risk to the Company that could materially and adversely affect its business, financial condition, results of operations, cash flows and prospects.

In addition, if any of the Company’s various counterparties experience financial difficulty, it could impact their ability to fund and pursue capital expenditures, carry out their operations in a safe and effective manner and satisfy regulatory requirements with respect to abandonment and reclamation obligations. If such companies fail to satisfy regulatory requirements with respect to abandonment and reclamation obligations, the Company may be required to satisfy such obligations and seek reimbursement from such companies. To the extent that any of such companies go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in such assets being shut-in, the Company potentially becoming subject to additional liabilities relating to such assets and the Company having difficulty collecting revenue due from such operators or recovering amounts owing to the Company from such operators for their share of abandonment and reclamation obligations. Any of these factors could have a material adverse effect on the Company’s financial and operational results.

The Company’s research and development efforts may not yield expected results.

Technological innovation is critical to the Company’s success, especially in relation to LiDAR. The Company has developed some of its technologies in-house, and it also collaborates with third-party business partners and universities for the design and continued development of its LiDAR headlight offerings. The Company has heavily invested in its research and development efforts and expect to continue doing so in the future. Research and development activities are inherently uncertain, and there can be no assurance that the Company will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs in relation to LiDAR. A delay in the development of LiDAR as part of the Company’s new advanced headlight offerings could delay its expected timelines to bring such products to market, which would in turn damage its brand and reputation, adversely affect its business, financial condition, results of operations, cash flows and prospects and cause liquidity constraints.

The markets in which the Company competes are characterized by rapid technological change, which requires the Company to continue to develop new products and product innovations, and could adversely affect market adoption of its products.

While the Company intends to invest substantial amounts on research and development, continuing technological changes in sensing technology, as well as changes in the ADAS and autonomous driving industries, could adversely affect adoption of LiDAR or ADB and/or the Company’s products. The Company’s future success will depend upon its ability to develop and introduce a variety of new capabilities and innovations to its existing product offerings, as well as to introduce a variety of new product offerings to address the changing needs of the markets in which the Company offers its products.

If the Company is unable to devote adequate resources to develop products or cannot otherwise successfully develop products or system configurations that meet customer requirements, including pricing, on a timely basis or that remain competitive with other technological alternatives, its products could lose market share, its revenue will decline, it may experience operating losses and its business and prospects will be adversely affected.

If the Company fails to execute its growth strategy or manage growth effectively, its business, financial condition and results of operations would be adversely affected.

The expected continued growth and expansion of the Company’s business and execution of its growth strategy may place a significant strain on management, business operations, financial condition and infrastructure and corporate culture. With continued growth, the Company’s information technology systems and its internal control over financial reporting and procedures may not be adequate to support its operations and may allow data security incidents that may interrupt business operations and allow third parties to obtain unauthorized access to business information or misappropriate funds. The Company may also face risks to the extent such third parties infiltrate the information technology infrastructure of its contractors.

To manage growth in operations and personnel and execute its growth strategy, the Company will need to continue to improve its operational, financial and management controls and reporting systems and procedures. In addition, the Company may face difficulties as it expands its operations into new markets in which it has limited or no prior experience. Failure to manage growth effectively could result in difficulty or delays in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new products and services or enhancing existing products and services, loss of customers, information security vulnerabilities or other operational difficulties, any of which could adversely affect the Company’s business, operating results and financial condition.

The Company may experience delays in launching and ramping the production of its products and features, or the Company may be unable to control its manufacturing costs.

The Company has previously experienced and may in the future experience launch and production ramp delays for new products. In addition, the Company may introduce in the future new or unique manufacturing processes and design features for its products. There is no guarantee that the Company will be able to successfully and timely introduce and scale such processes or features.

In particular, the Company’s future business depends in large part on the successful commercialization of its LiDAR and ADB products. The Company has relatively limited experience to date in design and manufacture LiDAR and ADB products for mass production vehicle platform. In order to be successful, the Company will need to implement, maintain and ramp up manufacturing capabilities, processes and supply chains and achieve the design tolerances, high quality and output rates. Bottlenecks and other unexpected challenges may arise during its production ramps, and the Company must address them promptly while continuing to improve manufacturing processes and reducing costs. If the Company is not successful in achieving these goals, it could face delays in commercialization of LiDAR and ADB products or be unable to meet its related cost and profitability targets.

Any delay or other complication in ramping the production of the Company’s current products or the development, manufacture, launch and production ramp of its future products, features and services, or in doing so cost-effectively and with high quality, may harm the Company’s business, prospects, financial condition and results of operations.

Failure to effectively expand the Company’s sales and marketing capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its solutions.

The Company’s ability to grow its customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on the Company’s ability to effectively expand its sales and marketing operations and activities. The Company relies on its business development, sales and marketing teams to obtain new OEM. The Company plans to continue to expand in these functional areas but it may not be able to recruit and hire a sufficient number of competent personnel with requisite skills, technical expertise and experience, which may adversely affect The Company’s ability to expand its sales capabilities. The hiring process can be costly and time-consuming, and new employees may require significant training and time before they achieve full productivity. Recent hires and planned hires may not become as productive as quickly as anticipated, and the Company may be unable to hire or retain sufficient numbers of qualified individuals. The Company’s ability to achieve significant revenue growth in the future will depend, in large part, on its success in recruiting, training, incentivizing and retaining a sufficient number of qualified personnel attaining desired productivity levels within a reasonable time. The Company business will be harmed if investment in personnel related to business development and related company activities does not generate a significant increase in revenue.

If the Company fails to expand effectively into new markets, its revenues and business may be negatively affected.

New initiatives are inherently risky, as each involves unproven business strategies and new product offerings with which the Company has limited or no prior development or operating experience. The Company’s future success is mainly dependent on the successful commercialization of the Company’s LiDAR and ADB products. Developing the Company’s products is expensive, and the investment in product development may involve a long or unmaterialized payback cycle. Difficulties in any of its new product development efforts could adversely affect its business, financial condition and results of operations.

In addition, even if the Company’s products have achieved successful commercialization, the Company could experience increased warranty claims, reputational damage or other adverse effects, which could be material.

The Company’s investment of resources to develop new product offerings may either be insufficient or may result in expenses that are excessive as compared to revenue produced from these new product offerings. Even if the Company is able to keep pace with changes in technology and develop new products and services, its research and development expenses could increase, its gross margins could be adversely affected and its prior products could become obsolete more quickly than expected.

If the Company is unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, its products and services could lose market share, its revenue could decline, it may experience higher operating losses, and its business and prospects could be adversely affected. Further, the Company’s development efforts with respect to these initiatives could distract management from current operations and could divert capital and other resources from its existing business. If the Company does not realize the expected benefits of its investments, its business, financial condition, results of operations, and prospects, could be materially and adversely affected.

The Company’s success depends on its ability to develop and maintain relationships with its partners.

The success of the Company’s business depends on its ability to develop and maintain relationships with its partners, including its OEM partners, such as Foxconn and ZF Group. These relationships help the Company access new customers and build brand awareness through the adoption of the Company’s products. If the Company fails to maintain or develop relationships with OEMs, or if OEMs opt to partner with competitors rather than the Company, its revenues may decline and its business may suffer.

In addition, the Company collaborates with Dr. Wood-Hi Cheng (“Dr. Cheng”)’s team at NCHU on the development of the Company’s products. The relationship helps the Company to access research team and resources at NCHU. If the Company fails to maintain such relationship, the development on the Company’s products may be delayed, or faltered, which will, in turn, have a material adverse effect on the Company’s business, financial condition and operating results.

There can be no certainty that the Company will be able to identify and contract with suitable additional OEM partners. To the extent the Company does identify such partners, it will need to negotiate the terms of a commercial agreement with such partners. There can be no assurance that the Company will be able to negotiate commercially-attractive terms with additional OEM partners, if at all. The Company may also be limited in negotiating future commercial agreements by the provisions of its existing contracts.

CayCo’s forecasts and projections are based upon assumptions, analyses and internal estimates developed by its management. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, CayCo’s actual operating results may differ materially and adversely from those forecasted or projected.

CayCo’s forecasts and projections are subject to significant uncertainty and are based on assumptions, analyses and internal estimates developed by its management, any or all of which may not prove to be correct or accurate. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, CayCo’s actual operating results may differ materially and adversely from those forecasted or projected. Realization of the results forecasted will depend on the successful implementation of CayCo’s proposed business plan, and policies and procedures consistent with the assumptions. Future results will also be affected by events and circumstances beyond CayCo’s control, for example, the competitive environment, its executive team, rapid technological change, economic and other conditions in the markets in which CayCo operates or seeks to enter, governmental regulation and, uncertainties inherent in product development and testing, CayCo’s future financing needs and CayCo’s ability to grow and to manage growth effectively. In particular, CayCo’s forecasts and projections include forecasts and estimates relating to the expected size and growth of the markets in which CayCo operates or seeks to enter. CayCo’s forecasts and projections also assume that it is able to perform its obligations under its commercial contracts. For the reasons described above, it is likely that the actual results of CayCo’s operations will be different from the results forecasted and those differences may be material and adverse.

The projected financial information appearing elsewhere in this Registration Statement/Proxy Statement has been prepared by management and reflects estimates of future performance as of the date such projected financial information was prepared. The project financial information has not been certified or examined by an accountant. CayCo’s projected results depend on the successful implementation of management’s growth strategies and are based on assumptions and events over which CayCo has only partial or no control. The assumptions underlying such projected information require the exercise of judgment and may not occur, and the projections are subject to uncertainty due to the effects of economic, business, competitive, regulatory, legislative, and political or other changes. There can be no assurance that CayCo’s financial condition, including its cash flows or results of operations, will be consistent with those set forth in such projected financial results, which could have an adverse impact on the market price of CayCo Ordinary Shares or the financial position of the Post-Closing Company. CayCo does not have any duty to update the financial projections included in this Registration Statement/Proxy Statement.

CayCo’s financial results may vary significantly from period to period due to fluctuations in its operating costs or expenses and other foreseeable or unforeseeable factors.

CayCo expects its period-to-period financial results to vary based on its operating costs, which CayCo anticipates will fluctuate as the pace at which it continues to design, develop and manufacture new products and increases production capacity by expanding its current manufacturing facilities and adding future facilities, may not be consistent or linear between periods. Additionally, CayCo’s revenues from period to period may fluctuate as it introduces existing products to new markets for the first time and as CayCo develops and introduces new products. The Post-Closing Company’s financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused only on short-term quarterly financial results. If this occurs, the trading price of CayCo Ordinary Shares could fall substantially, either suddenly or over time, and CayCo could face costly lawsuits, including securities class action suits.

CayCo may experience delays in launching and ramping the production of its products and features, or CayCo may be unable to control its manufacturing costs. TCO has previously experienced and may in the future experience launch and production ramp delays for new products and features. In addition, CayCo may introduce in the future new or unique manufacturing processes and design features for its products. There is no guarantee that CayCo will be able to successfully and timely introduce and scale such processes or features.

Should CayCo pursue acquisitions in the future, it would be subject to risks associated with acquisitions.

CayCo may acquire additional assets, products, technologies or businesses that are complementary to its existing business. The process of identifying and consummating acquisitions and the subsequent integration of new assets and businesses into CayCo’s own business would require attention from management and could result in a diversion of resources from its existing business, which in turn could have an adverse effect on its operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions could also result in the use of cash, potentially dilutive issuances of equity securities, the occurrence of goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.

If CayCo completes future acquisitions, it may not ultimately strengthen its competitive position or achieve its goals and business strategy; CayCo may be subject to claims or liabilities assumed from an acquired company, product, or technology; acquisitions CayCo completes could be viewed negatively by its customers, investors, and securities analysts; and CayCo may incur costs and expenses necessary to address an acquired company’s failure to comply with laws and governmental rules and regulations. Additionally, CayCo may be subject to litigation or other claims in connection with the acquired company, including claims from terminated employees, former shareholders or other third parties, which may differ from or be more significant than the risks CayCo’s business faces. If CayCo is unsuccessful at integrating future acquisitions in a timely manner, or the technologies and operations associated with such acquisitions, the revenue and operating results of the combined company could be adversely affected. Any integration process may require significant time and resources, which may disrupt CayCo’s ongoing business and divert management’s attention, and CayCo may not be able to manage the integration process successfully or in a timely manner. CayCo may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges and any potential impairment of goodwill and intangible assets recognized in connection with such acquisitions. CayCo may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect its financial condition or the market price of CayCo Ordinary Shares. Furthermore, the sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to CayCo’s shareholders. The occurrence of any of these risks could harm CayCo business, financial condition, and results of operations.

CayCo may need to raise additional funds and these funds may not be available when needed or may be available only on unfavorable terms.

CayCo may need to raise additional capital in the future to further scale its business and expand to additional markets. For example, CayCo’s capital budget assumes, among others, that the Company Parties will satisfy its condition precedent under the Business Combination Agreement, namely that in consideration for SPAC to execute the Business Combination Agreement and certain conditions, each of the Company Parties irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, the Business Combination Agreement and any negotiations or agreements with SPAC.

CayCo’s development timeline progresses as planned and corresponding expenditures are consistent with current expectations, both of which are subject to various risks and uncertainties, including those described herein. CayCo may raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from government or financial institutions. CayCo cannot be certain that additional funds will be available on favorable terms when required, or at all. If CayCo cannot raise additional funds when needed, its financial condition, results of operations, business and prospects could be materially and adversely affected. If CayCo raises funds through the issuance of debt securities or through loan arrangements, the terms of which could require significant interest payments, contain covenants that restrict CayCo’s business, or other unfavorable terms. In addition, to the extent CayCo raises funds through the sale of additional equity securities, CayCo shareholders would experience additional dilution.

The Company is exposed to fluctuations in currency exchange rates.

The Company transacts business globally in multiple currencies and has foreign currency risks related to its revenue, costs of revenue and operating expenses. In addition, a portion of the Company’s costs and expenses have been, and the Company anticipates will continue to be, denominated in foreign currencies, including the U.S. dollar and Renminbi.

The majority of the Company’s products are sold through exports, which results in foreign currency translation when converted into New Taiwan Dollars. This creates gains or losses from foreign exchange. In fiscal years ended December 31, 2022 and 2021, the Company recorded exchange losses of NT$21,627,000 (U.S.$704,233) and exchange gains of NT$37,399,000 (U.S.$1,217,812), respectively. As over 90% of the Company’s sales are from exports, primarily in U.S. dollars, exchange rate fluctuations can significantly impact the company’s profitability. If U.S. dollar depreciate against the New Taiwan Dollar, our revenue, which is primarily denominated in U.S. dollar, will decrease, while our costs, which are primarily denominated in New Taiwan Dollar, will remain the same. As a result, our profitability, business, financial condition and results of operation could be materially and adversely affected.

The Company will continue to implement the following measures to mitigate the impact of exchange rate fluctuations on its profitability:

(a)     Collecting relevant information on exchange rate fluctuations, closely monitoring trends and changes, and maintaining close communication with banks to promptly respond to potential risks.

(b)    Maintaining an adequate level of foreign currency reserves, converting excess foreign currency into New Taiwan Dollars in a timely manner to reduce exchange rate risk.

(c)     Strengthening relationships with domestic suppliers and considering using foreign currency for payments when appropriate, depending on exchange rate trends, to mitigate exchange rate risk.

However, there is no assurance that the Company will be able to effectively manage the foreign exchange fluctuation or at all. The Company currently does not have any exchange hedge to mitigate the potential negative effect of exchange rate fluctuations. If the Company fails to manage the foreign exchange rate risks, the Company’s business, financial condition, and results of operation could be materially and adversely affected.

CayCo’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

From time to time, CayCo makes statements with estimates of the addressable market for its solutions and the global optical market in general. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the severity, magnitude and duration of the current COVID-19 pandemic. The estimates and forecasts relating to the size and expected growth of the target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity are difficult to predict. The estimated addressable market may not materialize for many years, if ever, and even if the markets meet the size estimates and growth forecasts, CayCo’s business could fail to grow at similar rates.

Concentration of ownership among CayCo’s existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon the consummation of the Business Combination, CayCo’s directors, executive officers and their affiliates as a group will beneficially own approximately 60% of the outstanding CayCo Ordinary Shares. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of the articles of association and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholder.

The Company’s insurance coverage strategy may not be adequate to protect it from all business risks.

The Company may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God and other claims against the Company, for which it may have no insurance coverage. The policies that the Company does have may include significant deductibles or self-insured retentions, policy limitations and exclusions, and the Company cannot be certain that its insurance coverage will be sufficient to cover all future losses or claims against it. A loss that is uninsured or which exceeds policy limits may require the Company to pay substantial amounts, which may harm its financial condition and results of operations.

If the Company fails to retain its existing senior management team or attract qualified new personnel, such failure could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s business requires disciplined execution at all levels of its organization. This execution requires an experienced and talented management team. If the Company were to lose the benefit of the experience, efforts and abilities of key executive personnel, it could have a material adverse effect on the Company’s business, financial condition and results of operations. Competition for skilled and experienced management is intense, and the Company may not be successful in attracting and retaining new qualified personnel required to grow and operate the Company’s business profitably.

Investor conﬁdence and share value may be adversely impacted if CayCo concludes that the Company’s internal control over ﬁnancial reporting is not effective.

Effective internal controls are necessary for CayCo to provide reliable ﬁnancial reports and to help prevent fraud. Although CayCo undertakes a number of procedures in order to help ensure the reliability of its ﬁnancial reports, including those imposed on it under U.S. securities laws, CayCo cannot be certain that such measures will ensure that it will maintain adequate control over ﬁnancial processes and reporting. Failure to implement required new or improved controls, or difﬁculties encountered in their implementation, could harm CayCo’s results of operations or cause it to fail to meet its reporting obligations. If CayCo discovers a material weakness, the disclosure of that fact, even if quickly remedied, could reduce investor conﬁdence in its consolidated ﬁnancial statements and effectiveness of the Company’s internal controls, which ultimately could negatively impact the market price of the Company’s common shares.

CayCo will incur signiﬁcant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, ﬁnancial condition and results of operations.

CayCo will face increased legal, accounting, administrative and other costs and expenses as a public company that the Company did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404 thereof, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements require CayCo to carry out activities CayCo has not done previously. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identiﬁed (for example, if the auditors identify a signiﬁcant deﬁciency or material weaknesses in the internal control over ﬁnancial reporting), CayCo could incur additional costs to rectify those issues, and the existence of those issues could adversely affect its reputation or investor perceptions. In addition, CayCo will purchase director and ofﬁcer liability insurance, which has substantial additional premiums. The additional reporting and other obligations imposed by these rules and regulations increase legal and ﬁnancial compliance costs and the costs of related legal, accounting and administrative activities. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Management estimates are subject to uncertainty.

In preparing consolidated ﬁnancial statements in conformity with GAAP, estimates and assumptions are used by management in determining the reported amounts of assets and liabilities, revenues and expenses recognized during the periods presented and disclosures of contingent assets and liabilities known to exist as of the date of the ﬁnancial statements. These estimates and assumptions must be made because certain information that is used in the preparation of such ﬁnancial statements is dependent on future events, cannot be calculated with a high degree of precision from data available, or is not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difﬁcult to determine and the Company must exercise signiﬁcant judgment. Estimates may be used in management’s assessment of items such as fair values, income taxes, stock-based compensation and asset retirement obligations. Actual results for all estimates could differ materially from the estimates and assumptions used by the Company, which could have a material adverse effect on the Company’s business, ﬁnancial condition, results of operations, cash ﬂows and future prospects.

Risks Related to Company’s Technology and Intellectual Property

The Company’s technology could have undetected defects, errors or bugs in hardware, firmware or software, which could reduce market adoption, damage the Company’s reputation with current or prospective customers, and/or expose the Company to product liability and other claims that could materially and adversely affect its business.

The Company may be subject to claims that its ADB or LiDAR products have malfunctioned and persons were injured or purported to be injured due to latent defects. Additionally, undetected errors, defects, especially as new products are introduced or as new versions are released, could result in serious injury, including fatalities, to the end users of technology incorporating the Company’s products, or those in the surrounding area. These risks are particularly prevalent in the ADAS markets and self-driving vehicles. Some errors or defects in the Company’s products may only be discovered after they have been tested, commercialized and deployed by customers. In accordance with customary practice in the automotive industry, the Company provides its customer with a time-limited warranty to its products. If such errors or defects occur within the respective warranty period, the Company may incur significant additional development costs and product recall, repair or replacement costs. These problems may also result in claims against the Company by its customers or by third parties.

Any insurance that the Company carries may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. Any of these events could adversely affect the Company’s brand, reputation, financial condition or results of operations.

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect the Company’s business and results of operations:

•        expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work;

•        around errors or defects;

•        loss of existing or potential customers or partners;

•        interruptions or delays in sales;

•        equipment replacements;

•        delayed or lost revenue;

•        delay or failure to attain market acceptance;

•        delay in the development or release of new functionality or improvements;

•        negative publicity and reputational harm;

•        sales credits or refunds;

•        exposure of confidential or proprietary information;

•        diversion of development and customer service resources;

•        breach of warranty claims;

•        legal claims under applicable laws, rules and regulations; and

•        the expense and risk of litigation.

A successful product liability, warranty, or other similar claim could have an adverse effect on the Company’s business, financial condition and results of operations. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.

Any legal proceedings or claims against the Company could be costly and time-consuming to defend and could harm its reputation regardless of the outcome.

The Company is and/or may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, data privacy, product liability, employment, class action, whistleblower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause the Company to incur significant expenses or liability, or require the Company to change its business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect the Company’s financial condition and results of operations.

The Company’s properties may be subject to actions and opposition by non-governmental agencies.

The Company’s manufacturing and R&D facilities could be subject to physical sabotage or public opposition. Such public opposition could expose the Company to the risk of higher costs, delays or even project cancellations. The Company may not be able to satisfy the concerns of special interest groups and non-governmental organizations and attempting to address such concerns may require the Company to incur significant and unanticipated capital and operating expenditures. If any of the Company’s manufacturing and R&D facilities are the subject of physical sabotage or public opposition, it may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. The Company does not have insurance to protect against such risks.

Any failure, inadequacy, interruption, security failure or breach of the Company’s information technology systems, whether owned by the Company or outsourced or managed by third parties, could harm the Company’s ability to effectively operate its business and could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company relies heavily on its information technology systems for many functions across its operations, including managing the Company’s supply chain and inventory, processing customer transactions in the Company’s stores, allocating lens processing jobs to the appropriate laboratories, the Company’s financial accounting and reporting, compensating the Company’s employees and operating the Company’s websites. The Company’s ability to effectively manage its business and coordinate the sourcing, distribution and sale of its products depends significantly on the reliability and capacity of these systems. Such systems are subject to damage or interruption from power outages or damages, telecommunications problems, data corruption, software errors, network failures, security breaches, acts of war or terrorist attacks, fire, flood and natural disasters. The Company’s servers could be affected by physical or electronic break-ins, and computer viruses or similar disruptions may occur. A system outage may also cause the loss of important data. The Company’s existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages.

In addition, the Company may have to upgrade its existing information technology systems from time to time in order for such systems to withstand the increasing needs of its expanding business. The Company relies on certain hardware, telecommunications and software vendors to maintain and periodically upgrade many of these systems so that it can continue to support the Company’s business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of the Company’s operations. The Company also depends on its information technology staff. If the Company cannot meet its staffing needs in this area, it may not be able to fulfill its technology initiatives while continuing to provide maintenance on existing systems.

The Company could be required to make significant capital expenditures to remediate any such failure, malfunction or breach with its information technology systems. Further, additional investment needed to upgrade and expand its information technology infrastructure would require significant investment of additional resources and capital, which may not always be available or available on favorable terms. Any material disruption or slowdown of the Company’s systems, including those caused by its failure to successfully upgrade our systems, and its inability to convert to alternate systems in an efficient and timely manner could have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks Related to Doing Business in Taiwan

CayCo faces substantial political risks associated with doing business in Taiwan and in the PRC, including obtaining certain approvals from the Investment Commission of the Ministry of Economic Affairs in Taiwan, particularly due to the relationship between Taiwan and the PRC.

CayCo’s principal executive offices and substantially all of its assets are located in Taiwan, and substantially all of its revenues are derived from its operations in Taiwan. Accordingly, CayCo’s business, financial condition and results of operations and the market price of CayCo Ordinary Shares may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of CayCo’s control. Taiwan has a unique international political status. The PRC government asserts sovereignty over the PRC and Taiwan and does not recognize the legitimacy of the government of Taiwan. The PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if Taiwan refuses to accept the PRC’s stated “One China” policy. In addition, on March 14, 2005, the National People’s Congress of the PRC passed what is widely referred to as the “anti-secession” law, a law authorizing the PRC military to respond to efforts by Taiwan to seek formal independence. An increase in tensions between Taiwan and the PRC and the possibility of instability and uncertainty could adversely affect the prices of CayCo’s Securities. It is unclear what effects any of the events described above may have on relations with the PRC. Relations between Taiwan and the PRC and other factors affecting Taiwan’s political environment could affect CayCo’s business.

Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of Taiwan laws, regulations and policies may materially and adversely affect CayCo’s daily operations.

In accordance with the relevant Taiwan laws and regulations, TCO, as the wholly-owned subsidiary of Cayco after the consummation of the Business Combination is required to maintain various approvals, licenses, permits and filings to operate its business, including but not limited to business registration, factory registration, tax registration and those with respect to environment protection. The obtaining of these approvals, licenses, permits and filings are subject to satisfactory compliance with, among other things, the applicable laws and regulations. If TCO is unable to obtain any of such licenses and permits or extend or renew any of its current licenses or permits upon their expirations, or if TCO is required to incur significant additional costs to obtain or renew these licenses, permits and approvals, CayCo’s daily operations could be materially and adversely affected.

TCO is subject to restrictions on paying dividend or making other payments to CayCo, which may restrict CayCo’s ability to satisfy its liquidity requirements.

As an exempted company with limited liability incorporated under the laws of the Cayman Islands structured as a holding company, after the consummation of the Business Combination, CayCo may need dividends and other distributions on equity from TCO to satisfy its liquidity requirements. Current Taiwan regulations permit TCO to pay dividends to their respective shareholders only out of their after-tax accumulated profits, if any, which shall first make up previous losses and set aside at least 10% of its accumulated profits each year as statutory reserve. These reserves are not distributable as cash dividends. Furthermore, if TCO incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to CayCo. Any limitation on the ability of TCO to distribute dividends or to make payments to CayCo may restrict CayCo’s ability to satisfy its liquidity requirements. In addition, the dividend payments by TCO to CayCo shall be subject to the withholding tax of 21%.

TCO is subject to foreign exchange control imposed by Taiwan authorities, which may affect the paying dividends, repatriating the interest or making other payments to CayCo.

Currently Taiwan regulates only those foreign exchange transactions that involve the conversion of the New Taiwan Dollar into foreign currencies. Pursuant to the relevant provisions of Taiwan Foreign Exchange Control Act, foreign exchange transactions of a value of NTD 500,000 or more shall be declared to the Central Bank of Taiwan (“Taiwan CBC”). Further, for a remittance by a company as follows, relevant testimonials shall be submitted and such remittance shall be subject to the reporting to and/pr approval of the Taiwan CBC: (i) a single remittance of an amount of US$1 million or more; or (ii) annual accumulated settlement amount of foreign exchange purchased or sold has exceeded US$50 million. Nevertheless, Taiwan government may impose further foreign exchange restrictions in certain emergency situations, where Taiwan government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan. If the dividend payments or other payments by TCO to CayCo involves the currency conversion from New Taiwan Dollar to US Dollar, such conversion would be subject to the foregoing foreign exchange control imposed by Taiwan authority. Under certain circumstances as prescribed by the relevant Taiwan regulations, documentary evidence of such foreign exchange transactions shall be presented and such transactions shall be conducted at designated foreign exchange banks in Taiwan which have the licenses to carry out foreign exchange business. However, there is no assurance that these foreign exchange regulations will remain unchanged in the future. If the relevant Taiwan regulations change in the future and any required approval is not obtained, TCO’s ability to make payments to CayCo in foreign currency may be restricted, and CayCo’s capital expenditure plans, business, operating results and financial condition may be materially and adversely affected.

Foreign exchange transactions for non-trade-related purposes or exceeding the applicable annual quota threshold would require special approval from Taiwan CBC, which will be at the discretion of and considered by Taiwan CBC on a case-by-case basis. Additionally, CayCo may provide loans to TCO. If the term of the loan provided by CayCo to TCO is one year or more, CayCo shall obtain prior approval from the competent authorities before the loan can be remitted into Taiwan and TCO shall file a declaration of foreign debt to the competent authority when the loan is remitted into Taiwan. CayCo cannot assure you that the Taiwan government will not intervene in such transactions or impose restrictions on the ability of CayCo and its subsidiaries to transfer cash.

If TCO expands into the PRC market, TCO may be subject to Taiwan regulations on investment or technical cooperation in the PRC.

TCO currently focuses on the Taiwan market and may consider expanding its businesses in the mainland Chinese market in the near future. Pursuant to the Taiwan Permission Regulations for Investment or Technical Cooperation in the PRC and the Review Principles for Investments or Technical Cooperation in the PRC (“Permission Regulations”), an investment or technical cooperation made by a Taiwanese investor in the PRC is subject to the restrictions thereunder and requires the approval by the competent Taiwan authority, the Investment Commission, the Ministry of the Economic Affairs (the “Taiwan Investment Commission”). The restrictions under the Permission Regulations include a negative list in which investment or technical cooperation is prohibited as well as the maximum investment amount. TCO does not believe its current operations in the PRC is restricted by the negative list. There is no assurance that the negative list will not in the future contain key items of CayCo such as optical components, laser lights modules, LiDAR and ADB systems. Furthermore, depending on the amount invested in the PRC, CayCo may need to obtain approval from the Taiwan Investment Commission in order to make investments in the PRC or to grant licenses to mainland Chinese entities. The Taiwan Investment Commission may at its discretion reject CayCo’s application. If the Taiwan Investment Commission prevents CayCo from making investment in the PRC or granting licenses to mainland Chinese entities, CayCo may not be able to expand its business in the PRC.

Taiwanese investors holding more than 10% of CayCo Ordinary Shares will be subject to Taiwan regulations on investment or technical cooperation in the PRC for its investment or technical cooperation in the PRC.

Under the Permission Regulations, for an investment made by a Taiwanese individual or entity (“Taiwanese Investor”) in a “third region” company which conducts the investments or technical cooperation in the PRC defined therein and such Taiwanese Investor (i) acts as director, supervisor, manager or equivalent position or (ii) has a shareholding or capital contribution of more than 10% in such third region company, the investment in such a third region company would also be deemed a defined investment in the PRC and therefore be subject to the Permission Regulations.

Therefore, for CayCo’s future investment or technical cooperation in the PRC, CayCo’s Taiwanese shareholders holding more than10% of CayCo Ordinary Shares or acting as director, supervisor, manager or equivalent position of CayCo will need to apply for the foreign investment approval with the competent Taiwan authority, the Taiwan Investment Commission in accordance with the Permission Regulations. There are restrictions on the investment or technical cooperation with the PRC, including, without limitation, the annual investment amount in the PRC shall be capped at US$5 million per year for Taiwan individuals or NTD 80 million or 60% of the higher of its stand-along net worth or consolidated net worth, whichever is higher, for a Taiwan small-medium enterprise. Your indirect investment in the PRC via CayCo under the Permission Regulations will be calculated on the portion of your shareholding in CayCo. If your aggregate investments in the PRC exceed the annual ceiling amount, the Taiwan Investment Commission will reject your application for the exceeding investment in the PRC. If a Taiwanese Investor fails to obtain applicable approvals from the Taiwan Investment Commission in respect of its investment in the PRC, an administrative fine ranging NTD 50 thousand to 25 million and imprisonment may be imposed.

Risks Related to Chenghe and the Business Combination

Chenghe’s independent registered public accounting firm’s report contains an explanatory paragraph that express substantial doubt about its ability to continue as a “going concern.” Chenghe may not have sufficient funds to consummate the Business Combination.

As of December 31, 2022, Chenghe had cash of $640,833 held outside of the Trust Account, available for working capital needs. Chenghe has incurred and expects to continue to incur significant costs in pursuit of its initial business combination. Chenghe cannot assure you that its plan to raise capital or to consummate an initial business combination will be successful. These factors, among others, raise substantial doubt about Chenghe’ ability to continue as a going concern. Chenghe’ financial statements contained in this Registration Statement/Proxy Statement do not include any adjustments that might be necessary, should Chenghe be unable to continue as a going concern.

If Chenghe is required to seek additional capital, it will need to borrow funds from its Sponsor, directors, officers or other third parties, or it may be forced to liquidate. None of such persons is under any obligations to advance funds to Chenghe in such circumstances. In addition, any such advances would be repaid only from the funds held outside the Trust Account or from funds released upon completion of the Business Combination. If Chenghe does not have sufficient funds available to consummate the Business Combination, it will be forced to cease operations and liquidate the Trust Account. Consequently, SPAC Public Shareholders may receive less than $10.00 per share.

Any restatement of ﬁnancial results, or the time required to evaluate possible errors, may impact the market price for SPAC Units, and SPAC’s ability to complete a Business Combination on a timely basis.

There has been recent focus on historical accounting practices by special purpose acquisition companies. For example, on April 12, 2021, the SEC Staff issued a statement which resulted in a determination that the warrants and other related instruments issued by many special purpose acquisition companies, including the SPAC, should be classiﬁed as liabilities rather than equity. Further guidance from the SEC or industry-wide consensus could result in additional changes in the accounting treatment related to special purpose acquisition companies. Changes could result in the identiﬁcation of accounting errors in SPAC’s previously issued ﬁnancial statements, restatements of SPAC’s previously issued ﬁnancial statements, the ﬁling of notices that previously issued ﬁnancial statements may not be relied upon, and ﬁndings of material weaknesses and signiﬁcant deﬁciencies in internal controls over ﬁnancial reporting. In addition, changes in accounting treatment, or the time required to evaluate any such changes, could delay SPAC’s ability to consummate an initial business combination or otherwise have a material adverse effect on SPAC’s ability to consummate the Business Combination with the Company, or another business combination.

The Business Combination may be delayed or terminated if the Central Taiwan Science Park Bureau fails to grant the relevant IC approval timely or at all.

Since CayCo’s jurisdiction is outside of Taiwan, in order to consummate the TCO Restructuring portion of the Business Combination Agreement, CayCo must apply to and receive approval for the TCO Restructuring from the Central Taiwan Science Park Bureau (“CTSPB”), in accordance with Taiwan’s Statute for Investment by Overseas Chinese or Statute for Investment by Foreign Nationals. Pursuant to the Business Combination Agreement, TCO shall uses its best efforts to obtain the Phase I IC Approval within thirty (30) Business Days after the date of the Business Combination Agreement, and use its best efforts to obtain the Phase II IC Approval required to consummate the Transactions and the TCO Restructuring, as promptly as reasonably practicable and in any event within thirty (30) Business Days after TCO has received the Company Shareholder Approval. The CTSPB has the discretion to delay or deny its approval of any application. In the event that CTSPB fails to grant the relevant IC approval, Chenghe may choose to terminate the Business Combination. Thus, the Transactions contemplated under the Business Combination Agreement could be delayed or terminated if the CTSPB does not timely approve CayCo’s application.

CayCo may fail to acquire sufficient shares of TCO, and the Business Combination may be delayed or terminated.

Pursuant to the Business Combination Agreement, the obligations of Chenghe to consummate, or cause to be consummated the Business Combination is subject to certain closing conditions, including CayCo acquiring at least 90.1% of the Aggregate Fully Diluted Company Shares after the TCO Restructuring Closing, which may be waived by Chenghe at its discretion. There is no assurance that CayCo will be able to acquire a sufficient number of Company Common Shares on commercially acceptable terms or at all. If CayCo fails to acquire a sufficient number of Company Common Shares to fulfill the closing condition in a timely manner or at all, Chenghe may choose to terminate the Business Combination or waive the compliance of such closing condition. Therefore, the Business Combination could be delayed or terminated if CayCo fails to acquire 90.1% of the Aggregate Fully Diluted Company Shares.

Chenghe and TCO may not be able to obtain Transaction Financing in connection with the Business Combination.

TCO and Chenghe may not be able to obtain Transaction Financing on terms acceptable to TCO and Chenghe, or at all. If Chenghe and Chenghe do not obtain Transaction Financing, the parties may not be able to consummate the Business Combination or certain other transactions contemplated by the Business Combination Agreement. The terms of any Transaction Financing may be onerous to TCO, and TCO may not be able to obtain alternative financing on terms that are acceptable to it, or at all. The failure to secure Transaction Financing could impede the ability to consummate the Business Combination and/or harm the continued development or growth of TCO following the Closing. None of TCO’s officers, directors or shareholders is required to provide any financing to TCO in connection with or after the consummation of the Business Combination.

Because TCO is not conducting an underwritten offering of its securities, no underwriter has conducted due diligence of TCO’s business, operations or financial condition or reviewed the disclosure in this Registration Statement/Proxy Statement.

Section 11 of the Securities Act (“Section 11”) imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that such defendant, after reasonable investigation, believed that the statements in the registration statement were true and free of material omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant and vet the registrant’s disclosure. Such due diligence may include calls with the issuer’s management, review of material agreements, and background checks on key personnel, among other investigations.

Because TCO intends to become publicly traded through a business combination with a special purpose acquisition company rather through an underwritten offering of its ordinary shares, no underwriter is involved in the Business Combination. As a result, no underwriter has conducted due diligence on TCO in order to establish a due diligence defense with respect to the disclosure presented in this Registration Statement/Proxy Statement. If such investigation had occurred, certain information in this Registration Statement/Proxy Statement may have been presented in a different manner or additional information may have been presented at the request of such underwriter.

In addition, going public via a business combination with a special purpose acquisition company does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a special purpose acquisition company transaction, the value of the company is established by means of negotiations between the target company, the special purpose acquisition company and, in some cases, “PIPE” investors who agree to purchase shares at the time of the business combination. The process of establishing the value of a company in a special purpose acquisition company business combination may be less effective than the bookbuilding process in an underwritten public offering and also does not reflect events that may have occurred between the interim period. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is no such book of demand built up in connection with special purpose acquisition company transaction and no underwriters with the responsibility of stabilizing the share price which may result in the share price being harder to sustain after the transaction.

The Business Combination remains subject to conditions that Chenghe cannot control, and if such conditions are not satisfied or otherwise waived, the Business Combination may not be consummated.

The Business Combination is subject to a number of Closing Conditions, including but not limited to (i) the accuracy of representations and warranties of Chenghe and TCO in the Business Combination Agreement to various standards; (ii) material compliance with pre-closing covenants; (iii) no material adverse effect for TCO; (iv) the Company Acquisition Percentage reaching at least 90.1%; (v) the consummation of the TCO Restructuring; (v) the delivery of customary closing certificates, (vi) the receipt of Taiwan IC Approval and such approval being effective, (vii) the receipt of all Third Party Consents, if any, (viii) the absence of a legal prohibition on consummating the transactions, (ix) approval by the SPAC’s and the Company’s shareholders, (x) approval of a listing application on the applicable Stock Exchange for newly issued shares, and (xi) SPAC having at least US$5,000,001 of net tangible assets remaining after redemption. There is no assurance that all Closing Conditions will be satisfied or waived or that the conditions will be satisfied or waived in the expected time frame. If the Closing Conditions are not satisfied (and are not waived, to the extent available), either TCO or Chenghe may, subject to the terms and conditions of the Business Combination Agreement, terminate the Business Combination Agreement. See the section of this Registration Statement/Proxy Statement titled “The Business Combination Agreement and Ancillary Documents — Termination.”

Chenghe may be subject to securities class action and derivative lawsuits, which could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into agreements similar to the Business Combination Agreement or similar agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Chenghe’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting the consummation of the Business Combination, that injunction may delay or prevent the Business Combination from being completed. Currently, Chenghe is not aware of any securities class action lawsuits or derivative lawsuits being filed in connection with the Business Combination.

If Chenghe is unable to complete the Business Combination or another business combination by the Extended Deadline, and it is unable, or elect not, to seek an extension of such time period, it will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares and, subject to the approval of its remaining shareholders and Chenghe Board, liquidating and dissolving. In such event, Public Shareholders may only receive $10.30 per share (or less than such amount in certain circumstances).

If Chenghe is unable to complete the Business Combination or another business combination within the required time period and it is unable, or elect not, to seek another extension of such time period, it will cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten Business Days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of remaining shareholders and Chenghe Board, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. In such case, Public Shareholders may only receive $10.30 per share (or less than $10.30 per share in certain circumstances where a third party brings a claim against Chenghe that the Sponsor is unable to indemnify (as described herein)), and SPAC Warrants will expire worthless.

In addition, Chenghe cannot assure you that it will properly assess all claims that may be potentially brought against it. As a result, its shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more). Accordingly, Chenghe cannot assure you that third parties will not seek to recover from Chenghe Shareholders amounts owed to them by Chenghe.

If the Business Combination is not completed, potential target businesses may have leverage over Chenghe in negotiating a business combination; Chenghe’s ability to conduct due diligence on a business combination as it approaches the Extended Deadline may decrease; and Chenghe may have insufficient working capital to continue to pursue potential target businesses, each of which could undermine Chenghe’s ability to complete a business combination on terms that would produce value for its shareholders.

Any potential target business with which Chenghe enters into negotiations concerning an initial business combination will be aware that it must complete an initial business combination by the Extended Deadline, unless it amends Chenghe Articles to further extend the time to consummate an initial business combination. Consequently, if Chenghe is unable to complete this Business Combination, a potential target business may obtain leverage over it in negotiating an initial business combination. This risk will increase as Chenghe gets closer to the time frame described above. In addition, Chenghe may have limited time to conduct due diligence and may enter into an initial business combination on terms that it would have rejected upon a more comprehensive investigation. Additionally, Chenghe may have insufficient working capital to continue the efforts to pursue a business combination. See “— Chenghe’s independent registered public accounting firm’s report contains an explanatory paragraph that express substantial doubt about its ability to continue as a “going concern.” Chenghe may not have sufficient funds to consummate the Business Combination.”

If third parties bring claims against Chenghe, the proceeds held in the Trust Account could be reduced and the per-share redemption or liquidation amount received by Chenghe Shareholders may be less than $10.30 per share.

Chenghe’s placing of funds in the Trust Account may not protect those funds from third-party claims against it. Although Chenghe has obtained waiver agreements from certain vendors, service providers and prospective target businesses whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they or other parties who did not execute such waivers will not seek recourse against the Trust Account. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims that could take priority over those of SPAC Public Shareholders. Consequently, you may receive less than $10.30 per share in connection with any redemption of your Public Shares.

In the event of the liquidation of the Trust Account upon the failure to consummate an initial business combination by the Extended Deadline, the Sponsor has agreed to indemnify and hold harmless Chenghe against any and all loss, liability, claim, damage and expense whatsoever to which Chenghe may become subject as a result of any claim by (i) any third party for services rendered or products sold to Chenghe or (ii) any prospective target business with which Chenghe has entered into a written letter of intent, confidentiality or other similar agreement or merger agreement to the extent necessary to ensure that such claims by a third party or the target do not reduce the amount of funds in the Trust Account to below the lesser of (a) $10.30 per Public Share and (b) the actual amount per share held in the Trust Account as of the date of the liquidation due to reductions in the value of the trust assets, less taxes payable, provided that such indemnification will not apply to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account, nor will it apply to any claims under indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act. However, Chenghe has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and has not asked the Sponsor to reserve for such indemnification obligations. Therefore, Chenghe cannot assure you that its Sponsor would be able to satisfy those obligations. If the Sponsor is unable to satisfy its obligations or asserts that it has no indemnification obligations related to a particular claim, Chenghe independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Chenghe currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to Chenghe, it is possible that Chenghe’s independent directors, in exercising their business judgment and subject to their fiduciary duties, may choose not to do so in any particular instance. As a result, if any such claims were successfully made against the Trust Account, the funds available for Chenghe’s business combination and redemptions could be reduced to less than $10.30 per Public Share. In such event, you would receive such lesser amount per share.

If, before distributing the proceeds in the Trust Account to its Public Shareholders, Chenghe files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, the per-share amount that would otherwise be received by Chenghe Shareholders in connection with Chenghe’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to Public Shareholders, Chenghe files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in its bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, the per-share amount that would otherwise be received by Chenghe Shareholders in connection with Chenghe’s liquidation may be reduced.

Additionally, if Chenghe is forced to file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, any distributions received by Chenghe’s shareholders could be viewed under applicable debtor/creditor and/or bankruptcy and/or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover all amounts received by Chenghe’s shareholders. Because Chenghe intends to distribute the proceeds held in the Trust Account to Public Shareholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to Public Shareholders over any potential creditors with respect to access to or distributions from Chenghe’s assets. Furthermore, Chenghe Board may be viewed as having breached its fiduciary duties to Chenghe’s creditors and/or as having acted in bad faith by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors, thereby exposing itself and Chenghe to claims of punitive damages. Chenghe cannot assure you that claims will not be brought against it for these reasons.

Chenghe’s Sponsor, directors and officers have interests in the Business Combination that are different from, or are in addition to, the interests of other Chenghe Shareholders in recommending that shareholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this Registration Statement/Proxy Statement.

When considering Chenghe Board’s recommendation that Chenghe’s shareholders vote in favor of the approval of the Business Combination Proposal, shareholders should be aware that the Sponsor, directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of the shareholders, which could cause them to benefit from and incentivize them to pursue a business combination with a less favorable target company or on terms less favorable to non-redeeming shareholders rather than liquidate. Chenghe directors were aware of and considered these interests, among other matters, in evaluating the Business Combination and did not believe that such interests would preclude them from approving the Business Combination or from recommending the Business Combination to shareholders, considering that these interests would be disclosed in this Registration Statement/Proxy Statement. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that our Sponsor, officers, directors, senior advisor and the chairman of our advisory board paid an aggregate of $25,000 for 2,857,000 Founder Shares, which will have a significantly higher value at the time of the Business Combination but will become worthless if a business combination is not consummated by the Extended Deadline. Based on the closing price for the Public Shares of US$             on the Nasdaq on             , the value of the Founder Shares would be $            ;

•        the fact that our Sponsor paid an aggregate of approximately $7,750,000 for its 7,750,000 SPAC Private Placement Warrants to purchase SPAC Class A Ordinary Shares and that such SPAC Private Placement Warrants will expire worthless if a business combination is not consummated by the Extended Deadline;

•        the fact that the Sponsor and certain of our officers, directors, senior advisor and the chairman of our advisor board are anticipated to hold 16.92% of issued and outstanding shares of the Post-Closing Company immediately following the Business Combination (assuming no redemptions of our Public Shareholders and the exercise of SPAC Private Placement Warrants);

•        the fact that, given the differential in the purchase price that our Sponsor, officers, directors, senior advisor and the chairman of our advisory board paid for the Founder Shares and the purchase price that the Sponsor paid for the SPAC Private Placement Warrants as compared to the price of the Public Shares and

SPAC Public Warrants and the substantial number of SPAC Class A Ordinary Shares that the Sponsor and these individuals will receive upon conversion of the Founder Shares and SPAC Private Placement Warrants, the Sponsor and these individuals can earn a positive return on their investment, even if Public Shareholders have a negative return on their investment;

•        the fact that our Sponsor, officers, directors, senior advisor and the chairman of our advisory board have agreed not to redeem any SPAC Ordinary Shares held by them in connection with the shareholder vote to approve a proposed initial business combination pursuant to a letter agreement dated April 27, 2022 entered into between the insiders and Chenghe;

•        the fact that our Sponsor, officers, directors, senior advisor and the chairman of our advisory board will lose their entire investment in us if an initial business combination is not consummated by the Extended Deadline. Our Sponsor, officers and directors and their respective affiliates have not incurred any out-of-pocket fees and expenses in relation to our initial business combination since the SPAC IPO;

•        the fact that our Sponsor, officers, directors, senior advisor and the chairman of our advisory board have agreed to waive their rights to liquidating distributions from the Trust Account with respect to Founder Shares held by them if we fail to complete an initial business combination by the Extended Deadline;

•        the fact that our Sponsor, officers, directors, senior advisor and chairman of the advisory board and their respective affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on our behalf, such as identifying and investing possible business targets and business combinations. However, if we fail to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, we may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated by the Extended Deadline;

•        the right of our Sponsor, officers, directors, senior advisor and chairman of the advisory board to hold the CayCo Ordinary Shares and CayCo Warrants following the Business Combination, subject to certain lock-up periods;

•        in the event of the liquidation of the Trust Account upon the failure of the Company to consummate a business combination by the Extended Deadline, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.30 per Public Share, or such lesser per-public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into a written letter of intent, confidentiality or other similar agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, provided that such indemnification will not apply to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account, nor will it apply to any claims under indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act;

•        the Sponsor (including its representatives and affiliates) and SPAC’s officers and directors are, or in the future may become, affiliated with entities that are engaged in similar business to SPAC. For example, Mr. Richard Qi Li also serves as a director and the chief executive officer of HH&L Acquisition Co, a NYSE-listed special purpose acquisition company. In addition, on October 6, 2023, Chenghe I acquired (i) 2,650,000 Class B ordinary shares of LATG, a Nasdaq-listed special purpose acquisition company, and (ii) 7,900,000 private placement warrants of LATG, from LatAmGrowth Sponsor, LLC, a Delaware limited liability company, and following such acquisition, Chenghe I became the sponsor of LATG, and appointed Ms. Anna Zhou as the chief executive officer and chief financial officer of LATG, Dr. Shibin Wang as a director and the chairman of the board of director of LATG, each of Mr. Ning Ma and Mr. Kwan Sun as an independent director of LATG to replace the then-current directors and officers of LATG. The Sponsor and its officers and directors are not prohibited from sponsoring, or otherwise becoming involved with, another blank check company prior to SPAC completing its initial business combination. SPAC’s officers and directors may become aware of business opportunities which may be appropriate for presentation to SPAC, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in SPAC’s favor and such potential business opportunities may be presented to other entities prior to their presentation to SPAC, subject to application fiduciary duties under Cayman Companies Act. SPAC MAA provide that SPAC renounces its interest in any corporate opportunity offered to any officer or director of SPAC. This waiver allows SPAC’s officers and directors to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. SPAC does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

•        the fact that the Business Combination Agreement provides for the continued indemnification of some of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination; and

•        the fact that we have entered into a registration rights agreement with our Sponsor, officers, directors, senior advisor and the chairman of our advisory board, which provides for customary registration rights to them and their permitted transferees.

The personal and financial interests of the Sponsor, directors and officers may have influenced their motivations in identifying and selecting TCO and completing a business combination with TCO, and may influence the operation of the Post-Closing Company following the Business Combination by some of them.

The exercise of discretion by Chenghe’s directors and officers in agreeing to changes to the terms of or waivers of the Closing Conditions may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of Chenghe Shareholders.

In the period leading up to the Closing, events may occur that would require Chenghe to agree to amend the Business Combination Agreement, to consent to certain actions taken by CayCo and/or TCO or to waive rights that Chenghe is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of TCO’s business, a request by TCO and/or CayCo to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on TCO’s business and would entitle Chenghe to terminate the Business Combination Agreement. Chenghe may also agree to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by Chenghe Articles. In any of such circumstances, it would be in the discretion of Chenghe, acting through Chenghe Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described elsewhere in this Registration Statement/Proxy Statement may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is best for Chenghe and its shareholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this Registration Statement/Proxy Statement, Chenghe does not believe there will be any changes or waivers that its directors and officers would be likely to make after shareholder approval of the Business Combination has been obtained. While certain changes could be made without further shareholder approval, if there were a change to the terms of the Business Combination that would have a material impact on the shareholders, a new or amended proxy statement or supplement thereto will be required to be circulated and Chenghe will need to resolicit the vote of its shareholders with respect to the Business Combination Proposal.

Chenghe Board did not obtain a third-party fairness opinion in determining whether or not to proceed with the Business Combination.

Chenghe Board did not obtain a third-party fairness opinion in connection with its determination to approve the Business Combination. In analyzing the Business Combination, Chenghe Board and the management conducted due diligence on Chenghe and researched the industry in which TCO operates and concluded that the Business Combination was fair to and in the best interests of its shareholders. Accordingly, investors will be relying solely on the judgment of Chenghe Board and the management in valuing TCO’s business, and Chenghe Board and the management may not have properly valued such business. The lack of a third-party fairness opinion may lead an increased number of Chenghe’s shareholders to vote against the proposed Business Combination or demand redemption of their Public Shares for cash, which could potentially impact Chenghe’s ability to consummate the Business Combination or materially and adversely affect the liquidity of the Post-Closing Company.

The Business Combination may be completed, even though material adverse effects may result from the announcement of the Business Combination, industry-wide changes and other causes.

In general, Chenghe may refuse to complete the Business Combination if certain types of changes or conditions that constitute a material adverse effect on the business, assets, results of operations or condition of TCO occur between the signing date of the Business Combination Agreement and the planned Closing. However, other types of changes do not permit Chenghe to refuse to consummate the Business Combination, even if such change could be said to have a material adverse effect on TCO, including the following events (except, in certain cases where the change has a disproportionate effect on a party):

•        any change in applicable laws or generally accepted accounting principles or any interpretation thereof;

•        any change in interest rates or economic, political, business or financial market conditions generally;

•        any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic;

•        any acts of terrorism or war, the outbreak or escalation of hostilities;

•        with respect to certain representations specified in the Business Combination Agreement, the announcement of the Business Combination Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers or employees of TCO; or

•        any action taken by, or at the written request of Chenghe.

Furthermore, Chenghe may waive the occurrence of a material adverse effect affecting TCO and consummate the Business Combination despite the occurrence of such event. If a material adverse effect affecting TCO occurs and the parties still consummate the Business Combination, the market trading price of the Post-Closing Company’s securities may suffer.

Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination.

Satisfying the conditions to, and completion of, the Business Combination may take longer than, and could cost more than, Chenghe expects. Any delay in completing or any additional conditions imposed in order to complete the Business Combination may materially and adversely affect the benefits that Chenghe expects to achieve from the Business Combination.

Chenghe’s Sponsor, directors or officers, TCO or their respective affiliates may elect to purchase shares or SPAC Public Warrants from Public Shareholders, which could have a depressive effect on Chenghe’s securities.

Subject to Rule 14e-5 of the Exchange Act, at any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material nonpublic information regarding Chenghe or its securities or otherwise, Chenghe’s Sponsor, directors or officers, TCO or their respective affiliates may purchase SPAC Class A Ordinary Shares or SPAC Public Warrants in privately negotiated transactions or in the open market, although they are under no obligation to do so. Such a purchase of SPAC Class A Ordinary Shares may include a contractual acknowledgment that such shareholder, although still the record holder of Chenghe’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. Such a purchase of SPAC Class A Ordinary Shares will be made at a price per share no higher than the per share redemption price offered to Public Shareholders through the redemption process. The purpose of such purchases and other transactions would be to minimize redemptions of SPAC Public Shares and to ensure that Chenghe has in excess of $5,000,001 of net tangible assets if it appears that such requirement would otherwise not be met. Any SPAC Public Shares held by or subsequently purchased by Chenghe’s Sponsor, directors or officers, TCO or their respective affiliates will not be voted in favor of the Business Combination Proposal and other proposals. None of Chenghe’s Sponsor, directors or officers, TCO or their respective affiliates may make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. If any purchases was made, Chenghe will disclose in a Form 8-K, prior to the date of the Extraordinary General Meeting, (i) the amount of SPAC Class A Ordinary Shares so purchased by Chenghe’s Sponsor, directors or officers, TCO, or their respective affiliates, along with the purchase price; (ii) the purpose of such purchases; (iii) the impact, if any, of such purchases by Chenghe’s Sponsor, directors and officers, TCO and their respectively affiliates on the likelihood that the Business Combination will be approved; (iv) the identities of Public Shareholders who sold to Chenghe’s Sponsor, directors or officers, TCO or their respectively affiliates (if not purchased on the open market) or the nature of Public Shareholders (e.g. holders of 5% SPAC Class A Ordinary Shares or more) who sold to Chenghe’s Sponsor, directors or officers, TCO or their respectively affiliates; and (v) the number of SPAC Class A Ordinary Shares for which Chenghe has received redemption request pursuant to its redemption offer. For more discussion on the purchase of SPAC Class A Shares by Chenghe’s Sponsor, directors or officers, or their respective affiliates, see “Business of SPAC and Certain Information About SPAC — Shareholder Approval of the Business Combination.” Entering into any such arrangements may have a depressive effect on the SPAC Class A Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase SPAC Class A Ordinary Shares at a price lower than market and may therefore be more likely to sell the SPAC Class A Ordinary Shares he owns prior to the Extraordinary General Meeting. [As of the date of this Registration Statement/Proxy Statement, none of Chenghe’s Sponsor, directors or officers, TCO or their respectively affiliates has made any purchase of SPAC Class A Ordinary Shares, and neither of Chenghe or TCO is aware of any intention to make any such purchase.]

Because Chenghe and CayCo are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, including in the event the Business Combination is not completed, and your ability to protect your rights through the U.S. federal courts may be limited.

Both Chenghe and CayCo are exempted companies incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Chenghe’s and/or CayCo’s directors or officers, or to enforce judgments obtained in the United States courts against Chenghe’s and/or CayCo’s directors or officers.

The corporate affairs of both Chenghe and CayCo are governed by their respective memorandum and articles of association, the Cayman Companies Act and the common law of the Cayman Islands. Chenghe is also subject to the federal securities laws of the United States. The rights of the Chenghe’s or CayCo’s shareholders to take action against Chenghe’s directors, actions by minority Chenghe’s or CayCo’s shareholders and the fiduciary duties of Chenghe’s directors to Chenghe’s shareholders or CayCo’s directors to CayCo’s shareholders under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of Chenghe’s or CayCo’s shareholders and the fiduciary duties of Chenghe’s or CayCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Chenghe has been advised by Maples and Calder (Hong Kong) LLP, Chenghe’s Cayman Islands legal counsel, that there is uncertainty as to whether the courts of the Cayman Islands would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Chenghe have been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay a liquidated sum for which judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Chenghe’s or CayCo’s directors have discretion under their respective memorandum and articles of association to determine whether or not, and under what conditions, their respective corporate records may be inspected by their shareholders, but are not obliged to make them available to their shareholders. This may make it more difficult for Chenghe’s shareholders and shareholders of CayCo to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, Chenghe’s shareholders and shareholders of CayCo may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

Certain judgments obtained against us by Chenghe’s shareholders and shareholders of CayCo may not be enforceable.

Each of Chenghe and CayCo is a Cayman Islands company and substantially all of their respective assets are located outside of the United States. In addition, most of their current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for Chenghe’s shareholders and shareholders of CayCo to bring an action against them or against these individuals in the United States in the event that they believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if they are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render them unable to enforce a judgment against Chenghe’s or CayCo’s assets or the assets of their directors and officers.

Future resales of the CayCo Ordinary Shares issued in connection with the Business Combination may cause the market price of the CayCo Ordinary Shares to drop significantly, even if CayCo’s business is doing well.

Certain shareholders of TCO and the Sponsor have entered into support agreements with CayCo, TCO and Chenghe. Pursuant to such support agreements, such TCO shareholders and the Sponsor have agreed that, during the applicable lock-up period, they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares, or any options or warrants to purchase any share or any securities convertible into, exchangeable for or that represent the right to receive shares, or any interest in any of the foregoing, whether now owned or hereinafter acquired, owned directly by such shareholder (including holding as a custodian) or with respect to which such shareholder has beneficial ownership within the rules and regulations of the SEC (in each case, subject to certain exceptions set forth in the applicable agreement). See the section of this Registration Statement/Proxy Statement titled “The Business Combination Agreement and Ancillary Documents — Agreements Entered Into in Connection with the Business Combination — Lock-Up Agreement.”

Further, concurrently with the closing of the Transactions under the Business Combination Agreement, CayCo, the Sponsor and certain TCO shareholders will enter into an investors rights agreement that will provide the Sponsor and the other parties thereto with customary demand registration rights and piggy-back registration rights with respect to registration statements filed by CayCo after the Closing. See the section of this Registration Statement/Proxy Statement titled “The Business Combination Agreement and Ancillary Documents — Agreements Entered Into in Connection with the Business Combination — Investor Rights Agreement.”

Upon expiration of the applicable lock-up period and upon the effectiveness of any registration statement that CayCo files pursuant to the above-referenced registration rights agreement, in a registered offering of securities pursuant to the Securities Act or otherwise in accordance with Rule 144 under the Securities Act (subject to the satisfaction of certain conditions for Rule 144 to available for CayCo), the CayCo shareholders may sell large amounts of CayCo Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of the CayCo Ordinary Shares or putting significant downward pressure on the price of the CayCo Ordinary Shares. Further, sales of CayCo Ordinary Shares upon expiration of the applicable lock-up period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Short sales of CayCo Ordinary Shares could have a tendency to depress the price of the CayCo Ordinary Shares, which could increase the potential for short sales.

Chenghe cannot predict the size of future issuances of CayCo Ordinary Shares or the effect, if any, that future issuances and sales of shares of CayCo Ordinary Shares will have on the market price of the CayCo Ordinary Shares. Sales of substantial amounts of CayCo Ordinary Shares (including those shares issued in connection with the Business Combination), or the perception that such sales could occur, may materially and adversely affect prevailing market prices of CayCo Ordinary Shares.

Chenghe and TCO will incur significant transaction and transition costs in connection with the Business Combination.

Chenghe and TCO have both incurred and expect to incur significant non-recurring costs in connection with consummating the Transactions and operating as a public company following the consummation of the Transactions. TCO may also incur additional costs to retain key employees. All expenses incurred in connection with the Transactions, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs or allocated between Chenghe and TCO pursuant to the Business Combination Agreement and the Ancillary Documents.

Subsequent to the completion of the Business Combination, the Post-Closing Company may be required to take write-downs or write-offs, restructure its operations and incur impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the Post-Closing Company’s share price, which could cause you to lose some or all of your investment.

Although Chenghe has conducted extensive due diligence on TCO, Chenghe cannot assure you that this diligence will surface all material issues that may be present in TCO’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of TCO’s business and outside of its control will not later arise. As a result of these factors, the Post-Closing Company may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in its reporting losses. Even if Chenghe’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Chenghe’s preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on the Post-Closing Company’s liquidity, the fact that the Post-Closing Company reports charges of this nature could contribute to negative market perceptions of the Post-Closing Company or its securities. In addition, charges of this nature may cause the Post-Closing Company to violate net worth or other covenants to which the Post-Closing Company may be subject. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.

The CayCo Ordinary Shares to be received by Chenghe’s shareholders as a result of the Business Combination will have different rights from SPAC Ordinary Shares.

Following completion of the Business Combination, Chenghe’s shareholders will no longer be shareholders of Chenghe but will instead be shareholders of CayCo. There will be important differences between your current rights as a Chenghe shareholder and your rights as a CayCo shareholder. See “Comparison of Rights of CayCo Shareholders and Chenghe Shareholders” for a discussion of the different rights associated with the CayCo Ordinary Shares.

Chenghe’s shareholders will have a reduced ownership after consummation of the Business Combination and will exercise less influence over management.

After the completion of the Business Combination, Chenghe’s shareholders will own a smaller percentage of the Post-Closing Company than they currently own in Chenghe.

Assuming none of the Public Shareholders demand redemption pursuant to the Chenghe Articles, assuming the Company Acquisition Percentage is 100% at the consummation of the TCO Restructuring and the exercises of all issued and outstanding SPAC Warrants at the closing of the Business Combination, it is anticipated that (i) TCO’s existing shareholders will retain an ownership interest of approximately 60.50% of the Post-Closing Company’s total issued and outstanding share capital; (ii) the Sponsor and its affiliates holding the Founder Shares and SPAC Private Placement Warrants will hold approximately 16.92% of the Post-Closing Company’s total issued and outstanding share capital; and (iii) our Public Shareholders will hold approximately 13.43% of the Post-Closing Company’s total issued and outstanding share capital.

Assuming intermediate redemptions by Public Shareholders, assuming the Company Acquisition Percentage is 100% at the consummation of the TCO Restructuring and the exercises of all issued and outstanding SPAC Warrants at the closing of the Business Combination, it is anticipated that (i) TCO’s existing shareholders will retain an ownership interest of approximately 64.85 % of the Post-Closing Company’s total issued and outstanding share capital; (ii) the Sponsor and its affiliates holding the Founder Shares and SPAC Private Placement Warrants will hold approximately 18.13% of the Post-Closing Company’s total issued and outstanding share capital; and (iii) our Public Shareholders will hold approximately 7.20% of the Post-Closing Company’s total issued and outstanding share capital.

Assuming maximum redemptions by Public Shareholders, assuming the Company Acquisition Percentage is 100% at the consummation of the TCO Restructuring and the exercises of all issued and outstanding SPAC Warrants at the closing of the Business Combination, it is anticipated that (i) TCO’s existing shareholders will retain an ownership interest of approximately 68.51% of the Post-Closing Company’s total issued and outstanding share capital; (ii) the Sponsor and its affiliates holding the Founder Shares and SPAC Private Placement Warrants will hold approximately 19.16% of the Post-Closing Company’s total issued and outstanding share capital; and (iii) our Public Shareholders will hold approximately 1.97% of the Post-Closing Company’s total issued and outstanding share capital.

In addition, such ownership could be further reduced as a result of issuance of additional CayCo Ordinary Shares. Consequently, SPAC Public Shareholders, as a group, will have reduced ownership in the Post-Closing Company compared to their ownership in Chenghe.

SPAC Public Shareholders who redeem their SPAC Public Shares may continue to hold the SPAC Public Warrants, which will result in additional dilution to non-redeeming SPAC Public Shareholders upon exercise.

Assuming maximum redemptions by the SPAC Public Shareholders and all the redeeming SPAC Public Shareholders continuing to hold the SPAC Public Warrants they own, an aggregate of 6,328,261 CayCo Warrants would be retained by these shareholders, which would have had an aggregate market value of approximately $            based on the closing SPAC Warrant price on the Nasdaq of $             as of             , 20    . The actual market price of the SPAC Warrants may be higher or lower on the date that holders seek to sell such SPAC Warrants. As a result, the redeeming SPAC Public Shareholders could recoup their entire investment and continue to hold CayCo Warrants, while non-redeeming SPAC Public Shareholders could suffer additional dilution in their percentage ownership and voting interest of the Post-Closing Company upon exercise of the CayCo Warrants held by redeeming SPAC Public Shareholders. Further, while the level of redemptions of Public Shares will not directly change the value of the SPAC Warrants because the SPAC Warrants will remain outstanding regardless of the level of redemptions, as redemptions of Public Shares increase, a holder of SPAC Warrants who exercises such SPAC Warrants will ultimately own a greater interest in CayCo because there would be fewer shares outstanding overall.

CayCo may issue additional CayCo Ordinary Shares or other equity securities without seeking approval of its shareholders, which would dilute your ownership interests and may depress the market price of the CayCo Ordinary Shares.

Upon consummation of the Business Combination, CayCo may choose to seek third-party financing to provide additional working capital for its business, in which event CayCo may issue additional equity securities. Following the consummation of the Business Combination, CayCo may also issue additional CayCo Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

The issuance of additional CayCo Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

•        the proportionate ownership interest in CayCo of the existing shareholders of CayCo and Chenghe would decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding CayCo Ordinary Share may be diminished; and

•        the market price of the CayCo Ordinary Shares may decline.

Chenghe’s current directors’ and executive officers’ affiliates own SPAC Ordinary Shares that will be worthless if the Business Combination is not approved. Such interests may have influenced their decision to approve the Business Combination.

If the Business Combination or another business combination is not consummated by the Extended Deadline, Chenghe will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, liquidating and dissolving. In such event, the 2,875,000 SPAC Class B Ordinary Shares held by the Sponsor and certain of Chenghe’s directors, officers, senior advisor and chairman of advisory board which were acquired prior to the SPAC IPO for an aggregate purchase price of $25,000, and the 7,750,000 SPAC Private Placement Warrants held by the Sponsor, which were acquired concurrently with the SPAC IPO for an aggregate purchase price of $7.75 million, would be worthless because the holders of SPAC Class B Ordinary Shares are not entitled to participate in any redemption or liquidating distribution with respect to these shares and the SPAC Private Placement Warrants will not be exercisable. On the other hand, if the Business Combination is consummated, each SPAC Class B Ordinary Share issued and outstanding immediately prior to the Merger Effective Time will be automatically converted into one SPAC Class A Ordinary Share, and each SPAC Class A Ordinary Share, including those issued upon the automatic conversion of SPAC Class B Ordinary Shares described above, will convert into one CayCo Ordinary Share, subject to adjustment described herein, and each SPAC Warrant will be converted into a CayCo Warrant at the Closing. Based on the closing price for the Public Shares of US$             on the Nasdaq on             , the value of the Founder Shares would be $            . Given (i) the differential in the purchase price that the Sponsor and certain of Chenghe’s directors, officers, senior advisor and chairman of advisory board paid for the SPAC Class B Ordinary Shares as compared to the price of the SPAC Class A Ordinary Shares, (ii) the differential in the purchase price that the Sponsor paid for the SPAC Private Placement Warrants as compared to the price of the SPAC Public Warrants, and (iii) the substantial number of CayCo Ordinary Shares that the Sponsor and these directors will receive upon conversion of the SPAC Class B Ordinary Shares and/or SPAC Private Placement Warrants, the Sponsor and these directors can earn a positive return on their investment, even if SPAC Public Shareholders have a negative return on their investment.

These financial interests may have influenced the decision of Chenghe Board to approve the Business Combination and could incentivize Chenghe’s officers and directors to pursue a business combination with a less favorable target company or on terms less favorable to non-redeeming shareholders rather than liquidate. In considering the recommendations of Chenghe Board to vote for the Business Combination Proposal and other proposals, its shareholders should consider these interests. See the section of this Registration Statement/Proxy Statement titled “SPAC Shareholder Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

The Sponsor, an affiliate of certain current officers and directors of Chenghe, is liable to ensure that proceeds of the Trust Account are not reduced by vendor claims in the event the Business Combination is not consummated. Such liability may have influenced Chenghe Board’s decision to pursue the Business Combination and Chenghe Board’s to approve it.

If the Business Combination or another business combination is not consummated by Chenghe on or before the Extended Deadline, the Sponsor, an affiliate of current officers and directors of Chenghe, will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Chenghe for services rendered or contracted for or for products sold to Chenghe, but only if such a vendor or target business has not executed a waiver agreement. If Chenghe consummates a business combination, on the other hand, Chenghe or the Post-Closing Company will be liable for all such claims. Chenghe has no reason to believe that the Sponsor will not be able to fulfill its indemnity obligations to Chenghe.

These obligations of the Sponsor may have influenced Chenghe Board decision to pursue the Business Combination with TCO or Chenghe Board decision to approve the Business Combination. In considering the recommendations of Chenghe Board to vote for the Business Combination Proposal and other proposals, shareholders should consider these interests. See the section of this Registration Statement/Proxy Statement titled “SPAC Shareholder Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

Chenghe’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to SPAC Public Shareholders in the event a business combination is not consummated.

If proceeds in the Trust Account are reduced below $10.30 per Public Share and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Chenghe’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Chenghe currently expects that its independent directors would take legal action on Chenghe’s behalf against the Sponsor to enforce the Sponsor’s indemnification obligations, it is possible that Chenghe’s independent directors in exercising their business judgment may choose not to do so in any particular instance. If Chenghe’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to SPAC Public Shareholders may be reduced below $10.30 per share.

Chenghe and CayCo have no history operating as a Post-Closing Company. The unaudited pro forma condensed combined financial information may not be an indication of CayCo’s financial condition or results of operations following the Business Combination, and accordingly, you have limited financial information on which to evaluate CayCo and your investment decision.

CayCo and Chenghe have no prior history as a combined entity, and their operations have not been previously managed on a combined basis. The unaudited pro forma condensed combined financial information contained in this Registration Statement/Proxy Statement has been prepared using the consolidated historical financial statements of Chenghe and CayCo, and is presented for illustrative purposes only and should not be considered to be an indication of the results of operations, including, without limitation, future revenue, or financial condition of Chenghe following the Business Combination. Certain adjustments and assumptions have been made regarding Chenghe after giving effect to the Business Combination. CayCo and Chenghe believe these assumptions are reasonable. However, the information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments are difficult to make with accuracy. These assumptions may not prove to be accurate, and other factors may affect Chenghe’s results of operations or financial condition following the consummation of the Business Combination. For these and other reasons, the historical and pro forma condensed combined financial information included in this Registration Statement/Proxy Statement does not necessarily reflect CayCo’s results of operations and financial condition, and the actual financial condition and results of operations of CayCo following the Business Combination may not be consistent with, or evident from, this pro forma financial information.

The Sponsor and certain officers, directors, senior advisor and chairman of advisory board of Chenghe have agreed to vote in favor of the Business Combination, regardless of how SPAC Public Shareholders vote.

After the Extraordinary General Meeting, the Sponsor and certain officers, directors, senior advisor and chairman of advisory board of Chenghe own and are entitled to vote an aggregate of approximately 25.4% on an as-converted basis of the issued and outstanding SPAC Ordinary Shares. These holders have agreed to vote their SPAC Class B Ordinary Shares in favor of the Business Combination Proposal pursuant to that certain letter agreement dated April 27, 2022, entered into at the closing of the SPAC IPO. Pursuant to the Sponsor Support Agreement entered into in connection with the Business Combination Agreement, the Sponsor have also agreed to vote their shares in favor of all each of the SPAC Shareholder Proposals being presented at the Extraordinary General Meeting. Accordingly, it is more likely that the necessary shareholder approval for the Business Combination Proposal and the other proposals will be received than would be the case if these holders agreed to vote their SPAC Class B Ordinary Shares in accordance with the majority of the votes cast by SPAC Public Shareholders.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Chenghe’s business, including its ability to negotiate and complete its initial business combination, financial condition, results of operations and prospects.

Chenghe is subject to laws and regulations enacted by national, regional and local governments. In particular, Chenghe is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on Chenghe’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on Chenghe’s business, including its ability to negotiate and complete its initial business combination, financial condition, results of operations and prospects.

On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies and increasing the potential liability of certain participants in proposed business combination transactions. These rules, if adopted, whether in the form proposed or in revised form, may materially increase the costs and time required to negotiate and complete an initial business combination and could potentially impair Chenghe’s ability to complete an initial business combination.

The initial business combination may be delayed or ultimately prohibited since such initial business combination may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”).

Certain investments that involve, directly or indirectly, the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to review and approval by CFIUS. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective on February 13, 2020, expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” certain “critical infrastructure” and/or “sensitive personal data.”

If a potential initial business combination falls within CFIUS’s jurisdiction, the parties may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. The Sponsor is a Cayman Islands limited liability company whose sole member is Chenghe Group Limited, a British Virgin Islands incorporated company controlled by Richard Qi Li, our chairman of the board. Mr. Li is a foreign person under the CFIUS regulations. Except as disclosed herein, the Sponsor has no other substantial ties with a non-U.S. person. While TCO and Chenghe do not believe that the initial business combination would be subject to the jurisdiction of CFIUS because, post-closing, neither Chenghe nor its investors will have any rights that trigger CFIUS’ jurisdiction (under 31 C.F.R. §§ 800.208, 211), if CFIUS decides to make an inquiry regarding the initial business combination and determines that it has jurisdiction over Chenghe’s initial business combination, CFIUS may decide to block or delay Chenghe’s initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order it to divest all or a portion of a U.S. business of the combined company if it had proceeded without first obtaining CFIUS clearance. The likelihood of a CFIUS inquiry concerning a potential business combination transaction generally tends to be higher if one or more “control” persons of a sponsor is from Hong Kong or the PRC, as is the case with Chenghe; Mr. Li is a permanent resident of Hong Kong.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because Chenghe has only a limited time to complete its initial business combination, its failure to obtain any required approvals within the requisite time period may require it to liquidate. If Chenghe liquidates, its Public Shareholders may only receive the redemption value per share, and its warrants will expire worthless. This will also cause investors to lose any potential investment opportunity in a target company and the chance of realizing future gains on Chenghe’s shareholders’ investment through any price appreciation in the combined company.

SPAC Public Warrants have been delisted from Nasdaq.

On June 13, 2023, Chenghe received a written notice from the Listing Qualifications Department of Nasdaq indicating that since the aggregate market value of the outstanding SPAC Public Warrants was less than $1 million, Chenghe was no longer in compliance with the Nasdaq Global Market continued listing criteria set forth in the Nasdaq Listing Rule 5452(b)(C) (the “Market Value Rule”), which requires Chenghe to maintain an aggregate market value of its outstanding warrants of at least $1 million (the “Notice”). The Notice serves only as a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of SPAC Public Warrants on the Nasdaq. Additionally, the Notice relates only to SPAC Public Warrants and will have no effect on the listing or trading of SPAC Class A Ordinary Shares.

Chenghe has been given 45 calendar days from the date of the Notice, or until July 28, 2023, to submit a plan to regain compliance with the Market Value Rule. Chenghe has not submitted such plan on or prior to July 28, 2023. In the event Chenghe fails to demonstrate compliance with the Market Value Rule within the prescribed period, Nasdaq could provide notice that SPAC Public Warrants will be delisted (a “Delisting Notice”). If Chenghe receives a Delisting Notice, Chenghe may appeal the delisting determination to a Nasdaq hearings panel. As of the date of this Registration Statement/Proxy Statement, Chenghe has not submitted a plan to regain compliance with the Market Value Rule. On September 12, 2023, the Company received the Delisting Notice from Nasdaq, indicating that Nasdaq determined to commence proceedings to delist the SPAC Public Warrants from Nasdaq and that trading in the SPAC Public Warrants would be suspended at the opening of business on September 21, 2023. The Company did not appeal the delisting determination. On October 12, 2023, Nasdaq filed a notification of removal from listing on Form 25. Chenghe has not made any application to list the SPAC Public Warrants on the OTC markets. Chenghe is not aware of any plan of CayCo to apply for the listing of CayCo Warrants on any stock exchange after the Closing.

After the delisting of SPAC Public Warrants from Nasdaq, Chenghe and the holders of SPAC Public Warrants could face adverse consequences, including, among other things, reduced liquidity of SPAC Public Warrants, limited availability of market quotations for SPAC Public Warrants, and potentially becoming subject to regulation in each state in which Chenghe offer SPAC Public Warrants. The holders of SPAC Public Warrants may be unable to sell the SPAC Public Warrants held by it, him or her unless a market can be established or sustained.

Risks Related to the Redemption

If Chenghe’s shareholders fail to properly demand redemption rights, they will not be entitled to convert their Public Shares into a pro rata portion of the Trust Account.

Chenghe Shareholders holding Public Shares may demand that Chenghe convert their Public Shares into a pro rata portion of the Trust Account, calculated as of two (2) Business Days prior to the consummation of the Business Combination. To demand redemption rights, Chenghe Shareholders must deliver their share certificates (if any) and other redemption forms (either physically or electronically) to Chenghe’s transfer agent no later than two (2) Business Days prior to the Extraordinary General Meeting. Any shareholder who fails to properly demand redemption rights by delivering his, her or its shares will not be entitled to convert his, her or its share certificates (if any) and other redemption forms into a pro rata portion of the Trust Account. See the section of this Registration Statement/Proxy Statement titled “Extraordinary General Meeting of SPAC Shareholders — Redemption Rights” for the procedures to be followed if you wish to convert your shares to cash.

SPAC Public Shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 20% of the Public Shares.

A SPAC Public Shareholder, together with any affiliate or any other person with whom such shareholder is acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 20% of the Public Shares without Chenghe’s prior consent. Accordingly, if you hold more than 20% of the Public Shares and the Business Combination Proposal is approved, you will not be able to seek redemption rights with respect to the full amount of your shares and may be forced to hold the shares in excess of 20% or sell them in the open market. Chenghe cannot assure you that the value of such excess shares will appreciate over time following a business combination or that the market price of the CayCo Ordinary Shares will exceed the per-share redemption price.

There is no guarantee that a SPAC Public Shareholder’s decision to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

There is no assurance as to the price at which a SPAC Public Shareholder may be able to sell its CayCo Ordinary Shares in the future following the completion of the Business Combination or shares with respect to any alternative business combination, and these shareholders could suffer a reduction in the value of their CayCo Ordinary Shares and would be unlikely to have a remedy for such reduction in value. Certain events following the consummation of any initial business combination, including the Transactions, may cause an increase in the share price and may result in a lower value realized now than a shareholder of Chenghe might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of public shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this Registration Statement/Proxy Statement. A shareholder should consult the shareholder’s tax and/or financial advisor for assistance on how this may affect its individual situation.

If a shareholder fails to receive notice of Chenghe’s offer to redeem its Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite Chenghe’s compliance with the proxy rules, a shareholder fails to receive the proxy materials, such shareholder may not become aware of the opportunity to redeem its shares. In addition, this Registration Statement/Proxy Statement being furnished to holders of SPAC Public Shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem Public Shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed. Please see the section titled “Extraordinary General Meeting of SPAC Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.

Risks Related to the Post-Closing Company’s Securities

The price of CayCo A Ordinary Shares may be volatile, and the value of CayCo Ordinary Shares may decline.

CayCo cannot predict the prices at which CayCo Ordinary Shares will trade. The price of CayCo Ordinary Shares may not bear any relationship to the market price at which CayCo Ordinary Shares will trade after the Transactions or to any other established criteria of the value of its business and prospects, and the market price of CayCo Ordinary Shares following the Business Combination may fluctuate substantially and may be lower than the price agreed by Chenghe and CayCo in connection with the Transactions. In addition, the trading price of SPAC Ordinary Shares following the Business Combination could be subject to fluctuations in response to various factors, some of which are beyond its control. These fluctuations could cause you to lose all or part of your investment in CayCo Ordinary Shares as you might be unable to sell these securities at or above the price you paid in the Transactions. Factors that could cause fluctuations in the trading price of CayCo Ordinary Shares include the following:

•        actual or anticipated fluctuations in its financial condition or results of operations;

•        variance in its financial performance from expectations of securities analysts;

•        changes in its projected operating and financial results;

•        changes in laws or regulations applicable to its business;

•        announcements by CayCo or its competitors of significant business developments, acquisitions or new offerings;

•        sales of CayCo Ordinary Shares by CayCo, its shareholders or its warrant holders, as well as the anticipation of lockup releases;

•        significant breaches of, disruptions to or other incidents involving its information technology systems or those of its business partners;

•        its involvement in litigation;

•        conditions or developments affecting the social consumer internet industry in the countries and regions where CayCo operates its business;

•        changes in its senior management or key personnel;

•        the trading volume of its securities;

•        changes in the anticipated future size and growth rate of its markets;

•        publication of research reports or news stories about CayCo, its competitors or its industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•        general economic and market conditions; and

•        other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

Future sales of CayCo Ordinary Shares issued in connection with the Business Combination may cause the market price of CayCo Ordinary Shares to drop significantly.

After the completion of the Business Combination, Chenghe’s shareholders will own a smaller percentage of the Post-Closing Company than they currently own in Chenghe.

At the Closing, assuming the Company Acquisition Percentage reaching 100% at the consummation of the TCO Restructuring and the exercise of all issued and outstanding SPAC Warrants, existing CayCo shareholders, SPAC Public Shareholders and the Sponsor and its affiliates are expected to hold approximately 60.50%, 13.43% and 16.92% of CayCo’s total share capital, respectively, assuming no redemptions, approximately 64.85%, 7.20% and 18.13% of CayCo’s total share capital, respectively, assuming holders of 50% of the SPAC Public Shares exercise their redemption rights with respects to their Public Shares for a pro rata share of the funds in the Trust Account, and approximately 68.51%, 1.97% and 19.16% of CayCo’s total issued and outstanding share capital, respectively, assuming holders of the SPAC Public Shares exercise their redemption rights with respects to their Public Shares for a pro rata share of the funds in the Trust Account so that SPAC retains at least $5,000,001 net tangible assets and SPAC is able to pay $2,300,000 transaction expenses from the Trust Account at the Closing.

Certain existing shareholders of TCO, the Sponsor and certain holders of SPAC Class B Ordinary Shares will be subject to the Lock-Up Agreement following the Closing. Pursuant to the Lock-Up Agreement, existing TCO shareholders, the Sponsor and certain holders of SPAC Class B Ordinary Shares agreed that, during the applicable lock-up period, they will not, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position or enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of certain CayCo Ordinary Shares held by existing TCO shareholders, the Sponsor and holders of SPAC Class B Ordinary Shares, respectively. See the section of this Registration Statement/Proxy Statement titled “The Business Combination Agreement and Ancillary Documents — Agreements Entered into in Connection with the Business Combination — Lock-Up Agreement.” Following the Closing, assuming the Company Acquisition Percentage is 100% at the TCO Restructuring Closing, a total of 33,185,842 CayCo Ordinary Shares (assuming no redemptions), a total of 33,185,842 CayCo Ordinary Shares (assuming 10% redemptions) and a total of 33,616,946 CayCo Ordinary Shares (assuming maximum redemptions) will immediately be freely tradeable. Assuming the Company Acquisition Percentage is 100% at the TCO Restructuring Closing, a total of 49,312,681 CayCo Ordinary Shares (assuming no redemptions) and a total of 48,468,912 CayCo Ordinary Shares (assuming 10% redemptions) or a total of 40,875,000 CayCo Ordinary Shares (assuming maximum redemptions) held by these certain TCO shareholders, the Sponsor and holders of SPAC Class B Ordinary Shares will be freely tradeable after the applicable lock-up period.

Further, at the Closing, the Sponsor and certain shareholders of CayCo and certain of their respective affiliates, as applicable, will enter into an investors rights agreement with CayCo, pursuant to which the Sponsor and the other parties thereto will have customary demand registration rights and piggy-back registration rights with respect to registration statements filed by CayCo after the Closing. See the sections of this Registration Statement/Proxy Statement titled “The Business Combination Agreement and Ancillary Documents — Agreements Entered Into in Connection with the Business Combination — Investor Rights Agreement.”

Upon expiration of the applicable lock-up period and upon the effectiveness of any registration statement that CayCo files pursuant to the above-referenced registration rights agreement, in a registered offering of securities pursuant to the Securities Act or otherwise in accordance with Rule 144 under the Securities Act (subject to the satisfaction of certain conditions), the CayCo shareholders may sell large amounts of CayCo Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of the CayCo Ordinary Shares or putting significant downward pressure on the price of the CayCo Ordinary Shares. The effective prices at which holders of SPAC Class B Ordinary Shares will have acquired the Post-Closing Company shares issued in respect of their SPAC Class B Ordinary Shares in connection with the Business Combination are generally substantially less than the SPAC IPO price. Consequently, after the lock-up period, these persons may have an incentive to sell their CayCo Ordinary Shares even if the trading price at that time is below the SPAC IPO price, which could cause downward pressure on the trading price of the Post-Closing Company shares. Further, sales of CayCo Ordinary Shares upon expiration of the applicable lockup period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Short sales of CayCo Ordinary Shares could have a tendency to depress the price of the CayCo Ordinary Shares, which could increase the potential for short sales.

We cannot predict the size of future issuances of CayCo Ordinary Shares or the effect, if any, that future issuances and sales of shares of CayCo Ordinary Shares will have on the market price of the CayCo Ordinary Shares. Sales of substantial amounts of CayCo Ordinary Shares (including those shares issued in connection with the Business Combination), or the perception that such sales could occur, may materially and adversely affect prevailing market prices of CayCo Ordinary Shares.

An active trading market for CayCo Ordinary Shares may not develop or be sustained, which would adversely affect the liquidity and price of CayCo Ordinary Shares.

Following the Business Combination, the price of CayCo Ordinary Shares may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for its ordinary shares following the Business Combination may never develop or, if developed, may not be sustained. The price of CayCo Ordinary Shares after the Business Combination may vary due to general economic conditions and forecasts, its general business condition and the release of its financial reports. Additionally, if the Post-Closing Company’s securities are not listed on the Stock Exchange and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of CayCo Ordinary Shares may be more limited than if the Post-Closing Company was quoted or listed on the Stock Exchange or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If CayCo does not meet the expectations of equity research analysts, if they do not publish research reports about its business or if they issue unfavorable commentary or downgrade CayCo Ordinary Shares, the price of CayCo Ordinary Shares could decline.

The trading market for CayCo Ordinary Shares will rely in part on the research reports that equity research analysts publish about CayCo and its business. The analysts’ estimates are based upon their own opinions and are often different from CayCo’s estimates or expectations. If CayCo’s results of operations are below the estimates or expectations of equity research analysts and investors, the price of CayCo Ordinary Shares could decline. Moreover, the price of CayCo Ordinary Shares could decline if one or more equity research analysts downgrade CayCo Ordinary Shares or if those analysts issue other unfavorable commentary or cease publishing reports about CayCo or its business.

CayCo’s issuance of additional share capital in connection with financings, acquisitions, investments, an equity incentive plan or otherwise will dilute all other shareholders.

CayCo expects to issue additional share capital in the future that will result in dilution to all other shareholders. CayCo expects to grant equity awards to key employees under an equity incentive plan. CayCo may also raise capital through equity financings in the future. As part of its business strategy, CayCo may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of CayCo Ordinary Shares to decline.

CayCo does not have any definite timetable for the payment of any dividends, and as a result, your ability to achieve a return on your investment may depend on appreciation in the price of CayCo Ordinary Shares.

CayCo does not have any definite timetable for the payment of any dividends, and any determination to pay dividends in the future will be at the discretion of its board of directors. Accordingly, you may need to rely on sales of CayCo Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

CayCo is an “emerging growth company,” and CayCo cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make CayCo Ordinary Shares less attractive to investors.

CayCo is an “emerging growth company,” as defined in the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. CayCo has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, CayCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of CayCo’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

The Post-Closing Company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the consummation of the SPAC IPO, (b) in which the Post-Closing Company has total annual gross revenue of at least $1.235 billion, or (c) in which the Post-Closing Company is deemed to be a large accelerated filer, which means the market value of the Post-Closing Company’s common equity that is held by non-affiliates exceeds $700 million as of the last Business Day of its most recently completed second fiscal quarter; and (ii) the date on which the Post-Closing Company has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

CayCo cannot predict if investors will find CayCo Ordinary Shares less attractive because CayCo relies on these exemptions. If some investors find CayCo Ordinary Shares less attractive as a result, there may be a less active trading market for CayCo Ordinary Shares, and the price of CayCo Ordinary Shares may be more volatile.

CayCo will be a foreign private issuer, and as a result, CayCo will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of the Transactions, CayCo will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because CayCo qualifies as a foreign private issuer under the Exchange Act, CayCo is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, among others, (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As CayCo is a “foreign private issuer” and intends to follow certain home country corporate governance practices, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements of the Stock Exchange.

As a foreign private issuer, CayCo has the option to follow Cayman Islands law rather than those of the Stock Exchange for certain governance matters, provided that CayCo discloses the requirements CayCo is not following and describe the home country practices CayCo is following. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards, except for general fiduciary duties and duties of care. If CayCo chooses to follow home country practices in the future, its shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

CayCo may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, CayCo is a foreign private issuer, and therefore, CayCo is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter. In the future, CayCo would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, a majority of its assets are located in the U.S., or its business is administered principally in the U.S. If CayCo loses its foreign private issuer status, CayCo will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. CayCo will also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, CayCo will lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Stock Exchange (the “Listing Rules”). A U.S.-listed public company that is not a foreign private issuer will incur significant additional legal, accounting and other expenses that a foreign private issuer will not incur.

CayCo does not intend to make any determinations on whether CayCo or its subsidiaries are CFCs for U.S. federal income tax purposes.

CayCo does not intend to make any determinations on whether CayCo or any of its subsidiaries are treated as “controlled foreign corporations” within the meaning of Section 957(a) of the Code (“CFCs”), or whether any U.S. Holder of CayCo Ordinary Shares is treated as a “United States shareholder” within the meaning of Section 951(b) of the Code with respect to any such CFC. CayCo does not expect to furnish to any U.S. Holder of CayCo Ordinary Shares information that may be necessary to comply with applicable reporting and tax paying obligations with respect to CFCs. The IRS has provided limited guidance regarding the circumstances in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to CFCs. U.S. Holders of CayCo Ordinary Shares should consult their tax advisors regarding the potential application of these rules to their particular circumstances.

If CayCo or any of its subsidiaries are characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, U.S. Holders may suffer adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the 2022 composition of the income, assets and operations of TCO and its subsidiaries, TCO does not believe TCO will be treated as a PFIC for the taxable year that includes the Business Combination, however there can be no assurances in this regard or any assurances that TCO or

CayCo will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and CayCo cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether CayCo or any of its subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of its income and assets, its market value and the market value of its subsidiaries’ shares and assets. Changes in CayCo’s composition, the composition of its income or the composition of any of its subsidiaries’ assets may cause CayCo to be or become a PFIC for the current or subsequent taxable years. Whether CayCo is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If CayCo is a PFIC for any taxable year, a U.S. Holder of CayCo Ordinary Shares may be subject to adverse tax consequences and may incur certain information reporting obligations. U.S. Holders of CayCo Ordinary Shares are strongly encouraged to consult their own advisors regarding the potential application of these rules to CayCo and the ownership of CayCo Ordinary Shares.

The Merger may not qualify as a reorganization under Section 368(a) of the Code, and the TCO Restructuring together with the Merger may not qualify as a transfer of property described in Section 351 of the Code, in which case U.S. Holders of Chenghe Securities generally would recognize gain or loss for U.S. federal income tax purposes.

It is intended that (1) the TCO Restructuring together with the Merger qualify as a transfer of property described in Section 351 of the Code and (2) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”). The parties intend to report the Transactions in a manner consistent with the Intended Tax Treatment. However, legal counsel to SPAC is unable to opine regarding the qualification of the Merger and the TCO Restructuring for the Intended Tax Treatment because there are significant factual and legal uncertainties as to whether the Transactions will qualify for the Intended Tax Treatment. Moreover, qualification of the Transactions for the Intended Tax Treatment is based on certain facts that will not be known until or following the closing of the Business Combination, and the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Transactions qualify for the Intended Tax Treatment, and neither Chenghe nor TCO intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Transactions.

There are many requirements that must be satisfied in order for the Merger to qualify as a reorganization under Section 368(a) of the Code and/or as part of an integrated transaction governed by Section 351 of the Code, some of which are based upon factual determinations, and the Intended Tax Treatment could be adversely affected by events or actions that occur or are taken after the Merger. One such requirement, among others, for the Merger to qualify as a reorganization under Section 368(a) of the Code is that the acquiring corporation continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury regulations Section 1.368-1(d). However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with no active business and only investment-type assets, such as SPAC, we cannot not provide guidance on whether the Merger qualifies as a reorganization. In addition, the treatment of the Merger as a reorganization would depend on whether sufficient shareholders of SPAC exchange their ordinary shares for CayCo Ordinary Shares rather than redeem it for cash. If a significant number of shareholders of SPAC decide to redeem their ordinary shares, the “continuity of business enterprise” requirement that is necessary to qualify as a reorganization under Section 368(a) of the Code may not be satisfied. Further, for a transaction to qualify under Section 351(a) of the Code, persons who transfer property to a corporation in exchange for stock must be in control (as specifically defined under the Code) of the corporation immediately after the exchange. For the transaction to qualify under Section 351(a) of the Code, shareholders of the SPAC along with the TCO Shareholders who subscribe for shares of CayCo in connection with the Company Shareholder Subscription must be treated as part of a single group for purposes of satisfying this control requirement. Due to the funding of the Company Shareholders Subscription and the transitory nature of the cash used in the Company Shareholder Subscription it is not clear whether the TCO Shareholders who subscribe for shares of CayCo in connection with the Company Shareholder Subscription would be treated as part of the required control group for purposes of Section 351(a) of the Code, and thus there is significant legal uncertainty due to a lack of clear authority on point as to whether the Merger together with the TCO Restructuring will qualify as an exchange described in Section 351 of the Code. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court will not sustain a challenge by the IRS.

If the TCO Restructuring together with the Merger does not qualify as a transfer of property described in Section 351 and the Merger does not meet the requirements to qualify under Section 368(a) of the Code, then a U.S. Holder of Chenghe securities generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value of CayCo Ordinary Shares and CayCo Warrants received in the Business Combination over such U.S. Holder’s aggregate tax basis in the corresponding SPAC Ordinary Shares and SPAC Warrants surrendered by such U.S. Holder in the Business Combination.

If the Merger does not qualify as a reorganization under Section 368(a) of the Code but qualifies (along with the TCO Restructuring) as part of an integrated transaction governed by Section 351 of the Code, the treatment of a U.S. Holder’s exchange of SPAC Warrants for CayCo Warrants in connection with the Merger is uncertain. It is possible that a U.S. Holder could be treated as transferring its SPAC Ordinary Shares and SPAC Warrants in exchange for CayCo Ordinary Shares and CayCo Warrants as part of an integrated transaction governed by Section 351 of the Code. In such case, such U.S. Holder generally would be required to recognize gain (but not loss), computed on an asset by asset basis with respect to the SPAC Ordinary Shares and SPAC Warrants, in an amount equal to the lesser of (i) the amount of gain realized by such U.S. Holder (generally, the excess of (x) the fair market values of the CayCo Warrants or the CayCo Ordinary Shares, as applicable, received by such holder, over (y) such holder’s adjusted tax basis in the CayCo Warrants or CayCo Ordinary Shares, as applicable, exchanged therefor) and (ii) the appropriate allocation to the SPAC Ordinary Shares or SPAC Warrants, as applicable, of the fair market value of the CayCo Warrants treated as having been received by such holder in such exchange. For purposes of determining the appropriate allocation of the fair market value of the CayCo Warrants describe in the preceding clause (ii), the holder allocates the fair market value of the CayCo Warrants between the SPAC Ordinary Shares and the SPAC Warrants based on the proportionate fair market values of the SPAC Ordinary Shares and SPAC Warrants exchanged in the Merger. It is also possible that a U.S. Holder could be treated as exchanging its CayCo Warrants for “new” warrants (i.e., CayCo Warrants) in a taxable transaction that is distinct from the exchange of SPAC Ordinary Shares for CayCo Ordinary Shares pursuant to the Merger. In such case, the U.S. Holder should be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the CayCo Warrants held by such U.S. Holder immediately following the Merger and the adjusted tax basis of the SPAC Warrants held by such U.S. Holder immediately prior to the Merger.

Additionally, even if the Intended Tax Treatment is respected, proposed Treasury Regulations promulgated under Section 1291(f) of the Code (which have a retroactive effective date) generally require that, unless certain elections have been made by a U.S. Holder, a U.S. Holder who disposes of stock of a PFIC must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Given the anticipated structure of the Business Combination, the startup exception is not expected to apply to Chenghe and consequently Chenghe is expected to be classified as a PFIC for U.S. federal income tax purposes for the 2022 taxable year and future taxable years. If Chenghe is classified as a PFIC, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of Chenghe securities to recognize gain under the PFIC rules on the exchange of Chenghe securities for CayCo securities pursuant to the Business Combination unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s SPAC Ordinary Shares. Any gain recognized from the application of the PFIC rules would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Chenghe at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.

For a detailed discussion of the material U.S. federal income tax considerations of the Business Combination for U.S. Holders of SPAC Ordinary Shares that do not exercise their redemption rights, see the section titled “Material U.S. Federal Income Tax Considerations.” U.S. Holders of Chenghe securities should consult their tax advisors to determine the tax consequences if the Business Combination does not qualify for the Intended Tax Treatment and if the PFIC rules apply to their specific situations in connection with the Business Combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Registration Statement/Proxy Statement constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reﬂect SPAC’s, TCO’s or CayCo’s current views, as applicable, with respect to, among other things, their respective capital resources, performance and results of operations. Likewise, all of TCO’s and CayCo’s statements regarding anticipated growth in operations, anticipated market conditions, demographics, reserves and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “scheduled,” “forecasts,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this Registration Statement/Proxy Statement reﬂect SPAC’s, the TCO’s s or CayCo’s current views, as applicable, about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ signiﬁcantly from those expressed in any forward-looking statement. None of SPAC, TCO or CayCo guarantees that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•        possible delays in closing the Business Combination, whether due to the inability to obtain SPAC Shareholder Approval, or failure to satisfy any of the conditions to closing the Business Combination, as set forth in the Business Combination Agreement;

•        the inability of the Business Combination, or an alternate business combination, to be completed by the SPAC Termination Date, and the potential failure of SPAC to obtain an extension of the SPAC Termination Date if sought by SPAC;

•        any waivers of the conditions to Closing as may be permitted in the Business Combination Agreement;

•        general economic uncertainty;

•        expectations regarding TCO’s strategies and future financial performance, including TCO’s future business plans or objectives, prospective performance and opportunities and competitors, revenues, ability to raise capital, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and TCO’s ability to invest in growth initiatives and pursue acquisition opportunities;

•        the risk that the proposed Business Combination disrupts current plans and operations of TCO as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination;

•        unexpected costs related to the proposed Business Combination;

•        the amount of any redemptions by the existing holders of SPAC Class A Ordinary Shares being greater than expected;

•        CayCo’s ability to obtain or maintain the listing of CayCo Ordinary Shares on the Nasdaq or any other national stock exchange following the Business Combination;

•        potential disruption in TCO’s or CayCo’s employee retention as a result of the Business Combination;

•        potential litigation, governmental or regulatory proceedings, investigations or inquiries involving SPAC, TCO or CayCo, including in relation to the Business Combination;

•        international, national or local economic, social or political conditions that could adversely affect the companies and their business;

•        the effectiveness of CayCo’s internal controls and its corporate policies and procedures;

•        changes in personnel and availability of qualiﬁed personnel;

•        environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•        the volatility of the market price and liquidity of SPAC Units, SPAC Class A Ordinary Shares and SPAC Public Warrants;

•        potential write-downs, write-offs, restructuring and impairment or other charges required to be taken by CayCo subsequent to the Business Combination;

•        the possibility that the SPAC Board’s valuation of the Company was inaccurate, including the failure of SPAC’s diligence review to identify all material risks associated with the Business Combination;

•        the limited experience of certain members of CayCo’s management team in operating a public company in the United States;

•        the volatility of the market price and liquidity of CayCo Ordinary Shares and CayCo Warrants;

•        a failure to achieve anticipated beneﬁts of acquisitions or the need to dispose of non-core assets for less than their carrying value on the ﬁnancial statements as a result of weak market conditions;

•        global political events that affect commodity prices;

•        the risk that TCO’s properties may be subject to actions and opposition by non-governmental agencies;

•        a failure by TCO to obtain the regulatory approvals it needs for general operating activities or compliance for decommissioning;

•        the geographical concentration of TCO’s assets;

•        changes to current, or implementation of additional, regulations applicable to TCO’s operations;

•        a failure to secure the services and equipment necessary for TCO’s operations for the expected price, on the expected timeline, or at all;

•        seasonal weather conditions that may cause operational delays;

•        changes to applicable tax laws or government incentive programs;

•        defects in the title or rights in relation to TCO’s properties;

•        risk management activities that expose TCO to the risk of ﬁnancial loss and counter-party risk;

•        the occurrence of an uninsurable event;

•        an inability to recruit and retain a skilled workforce and key personnel;

•        the potential physical effects of climate change on TCO’s production and costs;

•        any breaches of TCO’s cyber-security and loss of, or unauthorized access to, data;

•        changes to applicable tax laws and regulations or exposure to additional tax liabilities;

•        the signiﬁcant increased expenses and administrative burdens that CayCo will incur as a public company;

•        internal control weaknesses and any misstatements of ﬁnancial statements or CayCo’s inability to meet periodic reporting obligations;

•        foreign currency and interest rate ﬂuctuations; and

•        failure to comply with anticorruption, economic sanctions, and anti-money laundering laws.

Additionally, statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be proﬁtably produced in the future.

Forward-looking statements regarding expected ownership of CayCo Ordinary Shares by existing SPAC Shareholders and Company Shareholders following the Business Combination have been calculated based on each of SPAC’s and TCO’s outstanding share capital, each as of the date of this Registration Statement/Proxy Statement. Forward-looking statements representing post-closing expectations are inherently uncertain. There can be no assurance that the forward-looking statements will prove to be accurate and reliance should not be placed on these estimates in deciding how to vote on the SPAC Shareholder Proposals.

The forward-looking statements contained herein are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause SPAC’s, TCO’s or CayCo’s future results, performance or transactions to differ signiﬁcantly from those expressed in any forward-looking statements, please see the section entitled “Risk Factors.” There may be additional risks that SPAC, TCO and/or CayCo do not presently know or that SPAC, TCO and/or CayCo currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in making these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. While such forward-looking statements reﬂect SPAC’s, TCO’s and CayCo’s good faith beliefs, as applicable, they are not guarantees of future performance. SPAC, TCO and CayCo disclaim any obligation to publicly update or revise any forward-looking statement to reﬂect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this Registration Statement/Proxy Statement, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to SPAC, TCO and CayCo, as applicable.

EXTRAORDINARY GENERAL MEETING OF SPAC SHAREHOLDERS

Overview

SPAC is furnishing this Registration Statement/Proxy Statement to its shareholders as part of the solicitation of proxies by the SPAC Board for use at the SPAC Shareholders’ Meeting to be held on [            ], 2023, and at any adjournment or postponement thereof. This Registration Statement/Proxy Statement provides SPAC Shareholders with information they need to know to be able to vote or instruct their vote to be cast at the SPAC Shareholders’ Meeting.

Date, Time and Place OF SPAC Shareholders’ Meeting

The SPAC Shareholders’ Meeting will be held virtually on [            ], 2023, at [            ] Eastern Time at [            ], pursuant to the procedures described in this Registration Statement/Proxy Statement, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the SPAC Shareholder Proposals.

Attending the SPAC Shareholders’ Meeting

All SPAC Shareholders as of the Record Date, or their duly appointed proxies, may attend the SPAC Shareholders’ Meeting virtually. If you were a SPAC Shareholder as of the close of business on [            ], 2023, you may attend the SPAC Shareholders’ Meeting. SPAC Shareholders do not need to attend the SPAC Shareholders’ Meeting to vote their shares. For information on how to vote your SPAC Ordinary Shares, please see the subsection entitled “— Voting Your Shares.”

If you are a record holder, and you wish to attend the SPAC Shareholders’ Meeting virtually, go to https://[            ], enter the control number you received on your proxy card or notice of the meeting and click on the “Click here to register for the online meeting” link at the top of the page. Immediately prior to the start of the SPAC Shareholders’ Meeting, you will need to log back into the meeting site using your control number on your proxy card.

If you hold your ordinary shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you must instruct your broker or bank on how to vote the shares you beneficially own or, if you wish to attend the SPAC Shareholders’ Meeting, you must obtain a legal proxy from the shareholder of record and email a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the SPAC Shareholders’ Meeting. Holders should contact their bank, broker or other nominee for instructions regarding obtaining a legal proxy. Holders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the SPAC Shareholders’ Meeting virtually. You will receive an email prior to the meeting with a link and instructions for entering the SPAC Shareholders’ Meeting. “Street” name holders should contact Continental Stock Transfer & Trust Company on or before [            ], 2023.

Shareholders will also have the option to listen to the SPAC Shareholders’ Meeting by telephone by calling:

•        within the U.S. and Canada: +1 [            ] (toll-free)

•        outside of the U.S. and Canada: +1 [            ] (standard rates apply)

The conference ID is [            ]. You will not be able to vote or submit questions, unless you register for and log in to the SPAC Shareholders’ Meeting webcast as described above.

Purpose of the SPAC Shareholders’ Meeting

At the SPAC Shareholders’ Meeting, SPAC is asking SPAC Shareholders to vote on the following proposals:

•        Proposal No. 1 — The Business Combination Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve and adopt the business combination agreement dated as of July 21, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Chenghe, Semilux International Ltd., a Cayman Islands exempted company with limited liability (“CayCo”), SEMILUX LTD., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of CayCo (“Merger Sub”), and Taiwan Color Optics, Inc. (“TCO” and together with CayCo and Merger Sub, the “TCO Parties”), a company incorporated and in existence under the laws of Taiwan with uniform commercial number of 25052644, and approve the transactions contemplated thereby, pursuant to which, among other things,

Merger Sub shall be merged with and into Chenghe with Chenghe being the surviving company and as a direct, wholly owned subsidiary of CayCo (the “Merger”), and Chenghe will change its name to “SEMILUX LTD.” (the “Business Combination”). The Business Combination and other transactions contemplated by the Business Combination Agreement are referred to as the “Transactions.” A copy of the Business Combination Agreement is attached as Annex A to the accompanying Registration Statement/Proxy Statement and a copy of the Plan of Merger is attached as Annex A-1 to this Registration Statement/Proxy Statement;

•        Proposal No. 2 — The Merger Proposal — to consider and vote upon, as a special resolution, a proposal to approve and adopt the plan of merger to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and approve the transactions contemplated thereby, including, without limitation the Merger. A copy of the Plan of Merger is attached as Annex A-1to this Registration Statement/Proxy Statement;

•        Proposal No. 3 — The Authorized Share Capital Amendment Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve, with effect from the effective time of the Merger, the reclassification and re-designation of (a) 500,000,000 issued and unissued Class A ordinary shares of a par value of $0.0001 each to 500,000,000 issued and unissued ordinary shares of a par value of $0.0001 each; (b) 50,000,000 issued and unissued Class B ordinary shares of a par value of $0.0001 each to 50,000,000 issued and unissued ordinary shares of a par value of $0.0001 each; and (c) 5,000,000 authorized but unissued preference shares of a par value of $0.0001 each to 5,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each (the “Re-designation”) so that following such Re-designation, the authorized share capital of Chenghe shall be $55,500 divided into 555,000,000 ordinary shares of a par value of $0.0001 each, and immediately after the Re-designation, the authorized share capital of Chenghe be amended from $55,500 divided into 555,000,000 ordinary shares of a par value of $0.0001 each to $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each by the cancellation of 55,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each;

•        Proposal No. 4 — The Articles Amendment Proposals — to consider and vote upon, as special resolutions, two separate proposals to approve, with effect from the effective time of the Merger:

(a)     the change of name of Chenghe from “Chenghe Acquisition Co.” to “SEMILUX LTD.”; and

(b)    the amended and restated memorandum and articles of association of SPAC currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed second amended and restated memorandum and articles of association of Chenghe (the “Restated M&A”). A copy of the Restated M&A is attached as Annex H to this Registration Statement/Proxy Statement; and

•        Proposal No. 5 — The Adjournment Proposal — to consider and vote upon, as an ordinary resolution, a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve one or more proposals presented to the shareholders for vote.

Recommendation to Shareholders

The SPAC Board has determined that each of the SPAC Shareholder Proposals is fair to and in the best interest of SPAC and its shareholders and recommended that SPAC Shareholders vote “FOR” each of the Business Combination Proposal, the Merger Proposal, the Authorized Share Capital Amendment Proposal, and the Articles Amendment Proposals, and “FOR” the Adjournment Proposal, if presented.

In considering the recommendation of the SPAC Board to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, the Sponsor, SPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other SPAC Shareholders generally, which could cause them to benefit from and incentivize them to pursue a business combination with a less favorable target company or on terms less favorable to non-redeeming shareholders rather than liquidate. SPAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination and did not believe that such interests would preclude them from approving the Business Combination or from recommending the Business Combination to SPAC Shareholders, considering that these interests would be disclosed in this Registration Statement/Proxy Statement. SPAC Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that the SPAC Initial Shareholders paid an aggregate of $25,000 for 2,875,000 SPAC Class B Ordinary Shares, which will have a significantly higher value at the time of the Business Combination but will become worthless if a business combination is not consummated by SPAC Termination Date. Based on the average of the high ($[            ]) and low ($[            ]) prices for the SPAC Class A Ordinary Shares on Nasdaq on [            ], 20[            ], the value of the SPAC Class B Ordinary Shares would be $[            ];

•        the fact that the Sponsor paid an aggregate of approximately $7,750,000 for its 7,750,000 SPAC Private Placement Warrants to purchase SPAC Class A Ordinary Shares and that such SPAC Private Placement Warrants will expire worthless if a business combination is not consummated by the SPAC Termination Date. Based on the average of the high ($[            ]) and low ($[            ]) prices for the SPAC Public Warrants on Nasdaq on [            ], 20[            ], the value of the SPAC Private Placement Warrants would be $[            ];

•        the fact that the SPAC Initial Shareholders are anticipated to hold 16.92% of issued and outstanding shares of CayCo immediately following the Business Combination (assuming no redemptions of holders of SPAC Class A Ordinary Shares and the exercise of SPAC Private Placement Warrants);

•        the fact that given the differential in the purchase price that SPAC Initial Shareholders paid for the SPAC Class B Ordinary Shares and the purchase price that the Sponsor paid for the SPAC Private Placement Warrants as compared to the price of the SPAC Class A Ordinary Shares and SPAC Public Warrants and the substantial number of SPAC Class A Ordinary Shares that the SPAC Initial Shareholders will receive upon conversion of the SPAC Class B Ordinary Shares and SPAC Private Placement Warrants, the SPAC Initial Shareholders can earn a positive return on their investment, even if holders of SPAC Class A Ordinary Shares have a negative return on their investment;

•        the fact that the SPAC Initial Shareholders have agreed not to redeem any SPAC Ordinary Shares held by them in connection with the shareholder vote to approve a proposed initial business combination pursuant to a letter agreement dated April 27, 2022 entered into with SPAC;

•        the fact that the SPAC Initial Shareholders will lose their entire investment in SPAC if an initial business combination is not consummated by the SPAC Termination Date. The SPAC Initial Shareholders and their respective affiliates have not incurred any out-of-pocket fees and expenses in relation to the initial business combination since the SPAC IPO, except that, in connection with the Extension, pursuant to the SPAC MAA, the Sponsor shall deposit for each monthly extension beyond August 2, 2023 an amount equal to $100,000 into the Trust Account as a loan that will not bear interest and repayable by SPAC upon consummation of an initial business combination, which will be forgiven if SPAC is unable to consummate an initial business combination except to the extent of any funds held outside of the Trust Account;

•        the fact that the SPAC Initial Shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to SPAC Class B Ordinary Shares held by them if SPAC fails to complete an initial business combination by the SPAC Termination Date;

•        the fact that the SPAC Initial Shareholders and their respective affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on SPAC’s behalf, such as identifying and investing possible business targets and business combinations. However, if SPAC fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, SPAC may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by the SPAC Termination Date;

•        the right of the SPAC Initial Shareholders to hold the CayCo Ordinary Shares and CayCo Warrants following the Business Combination, subject to certain lock-up periods;

•        in the event of the liquidation of the Trust Account upon the failure of SPAC to consummate a business combination by the SPAC Termination Date, the Sponsor has agreed to indemnify SPAC to ensure that the proceeds in the Trust Account are not reduced below $10.30 per SPAC Class A Ordinary Share, or such lesser per-public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which SPAC has entered into a written letter of intent, confidentiality or other similar agreement or claims of any third party (other than its independent public accountants) for services rendered or products sold to SPAC, provided that such indemnification will not apply to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account, nor will it apply to any claims under indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act;

•        the Sponsor (including its representatives and affiliates) and SPAC’s officers and directors are, or in the future may become, affiliated with entities that are engaged in similar business to SPAC. For example, Mr. Richard Qi Li also serves as a director and the chief executive officer of HH&L Acquisition Co, a NYSE-listed special purpose acquisition company. In addition, on October 6, 2023, Chenghe I, acquired (i) 2,650,000 Class B ordinary shares of LATG, a Nasdaq-listed special purpose acquisition company, and (ii) 7,900,000 private placement warrants of LATG, from LatAmGrowth Sponsor, LLC, a Delaware limited liability company, and following such acquisition, Chenghe I became the sponsor of LATG, and appointed Ms. Anna Zhou as the chief executive officer and chief financial officer of LATG, Dr. Shibin Wang as a director and the chairman of the board of director of LATG, each of Mr. Ning Ma and Mr. Kwan Sun as an independent director of LATG to replace the then-current directors and officers of LATG. The Sponsor and its officers and directors are not prohibited from sponsoring, or otherwise becoming involved with, another blank check company prior to SPAC completing its initial business combination. SPAC’s officers and directors may become aware of business opportunities which may be appropriate for presentation to SPAC, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in SPAC’s favor and such potential business opportunities may be presented to other entities prior to their presentation to SPAC, subject to application fiduciary duties under Cayman Companies Act. SPAC MAA provide that SPAC renounces its interest in any corporate opportunity offered to any officer or director of SPAC. This waiver allows SPAC’s officers and directors to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. SPAC does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

•        the fact that the Business Combination Agreement provides for the continued indemnification of SPAC’s existing directors and officers and the continuation of the directors’ and officers’ liability insurance after the Business Combination; and

•        the fact that SPAC has entered into a registration rights agreement with the SPAC Initial Shareholders, which provides for customary registration rights to them and their permitted transferees.

Vote of SPAC’s Sponsor, Directors and Officers

Prior to SPAC IPO, SPAC entered into agreements with the holders of SPAC Class B Ordinary Shares, pursuant to which each agreed to vote any SPAC Ordinary Shares owned by them in favor of an initial business combination of SPAC. Each has also waived any redemption rights, including with respect to SPAC Class A Ordinary Shares purchased in SPAC IPO or in the aftermarket, in connection with the Business Combination. The SPAC Class B Ordinary Shares held by the SPAC Initial Shareholders have no redemption rights upon SPAC’s liquidation and will be worthless if no business combination is effected by the SPAC Termination Date. However, the SPAC Initial Shareholders are entitled to redemption rights upon SPAC liquidation with respect to any SPAC Class A Ordinary Shares they may own if no business combination is effected by the SPAC Termination Date.

Voting Power; Record Date

Only shareholders of record at the close of business on [            ], 2023, the Record Date for the SPAC Shareholders’ Meeting, will be entitled to vote at the SPAC Shareholders’ Meeting.

Each SPAC Ordinary Share owned as of the close of business on the Record Date is entitled to one vote. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [            ] SPAC Class A Ordinary Shares issued and outstanding and [            ] SPAC Class B Ordinary Shares issued and outstanding. All SPAC Class B Ordinary Shares as of the Record Date were held by SPAC Initial Shareholders.

Quorum and Required Vote

A quorum is the minimum number of SPAC Ordinary Shares that must be present to hold a valid meeting. A quorum will be present if the holders of at least one-third of the issued and outstanding SPAC Ordinary Shares on the Record Date are present in person (including virtually) or by proxy at the SPAC Shareholders’ Meeting. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not count as present for the purposes of establishing a quorum. SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares are entitled to vote together as a single class on all matters to be considered at the SPAC Shareholders’ Meeting. Voting on all resolutions at the SPAC Shareholders’ Meeting will be conducted by way of a poll vote. Shareholders will have one vote for each SPAC Ordinary Shares owned at the close of business on the Record Date.

Under Cayman Islands law and pursuant to SPAC MAA, each of the Merger Proposal and the Articles Amendment Proposals will require a special resolution, being the affirmative vote of shareholders holding at least two-thirds of SPAC Ordinary Shares which are voted on such resolution in person or by proxy at the SPAC Shareholders’ Meeting at which a quorum is present. Each of the Business Combination Proposal, the Authorized Share Capital Amendment Proposal and the Adjournment Proposal will require an ordinary resolution, being the affirmative vote of shareholders holding a majority of SPAC Ordinary Shares which are voted on such resolution in person or by proxy at the SPAC Shareholders’ Meeting at which a quorum is present.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the SPAC Shareholders’ Meeting and therefore will have no effect on the approval of each of the SPAC Shareholder Proposals as a matter of Cayman Islands law. Broker non-votes do not count as votes cast.

In general, if your shares are held in “street name” and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the SPAC Shareholder Proposals at the SPAC Shareholders’ Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the SPAC Shareholders’ Meeting.

Voting Your Shares

If you are a holder of record of SPAC Ordinary Shares, there are two ways to vote your ordinary shares at the Extraordinary General Meeting:

•        By Mail.    You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope so that it is received no later than 48 hours before the time appointed for the holding of the SPAC Shareholders’ Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting). If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted “FOR” all of the proposals in accordance with the recommendation of SPAC Board. Proxy cards received after the time specified above will not be counted.

•        In Person.    You may attend the SPAC Shareholders’ Meeting and vote in person, including virtually over the Internet by joining the live audio webcast and vote electronically by submitting a ballot through the web portal during the SPAC Shareholders’ Meeting webcast. You may attend the SPAC Shareholders’ Meeting webcast by accessing the web portal located at https://[            ] and following the instructions set forth on your proxy card.

Revoking Your Proxy

If you are a holder of record of SPAC Ordinary Shares and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        You may send another signed proxy card to SPAC Transfer Agent at the address set forth herein so that it is received no later than 48 hours before the time appointed for the holding of the SPAC Shareholders’ Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting);

•        You may notify SPAC Board in writing, prior to the vote at the SPAC Shareholders’ Meeting, that you have revoked your proxy; or

•        You may attend the SPAC Shareholders’ Meeting and vote in person, including over the Internet by joining the live audio webcast and vote electronically by submitting a ballot through the web portal during the SPAC Shareholders’ Meeting, although your attendance alone will not revoke any proxy that you have previously given.

If you hold your SPAC Class A ordinary shares in “street name,” you may submit new instructions on how to vote your shares by contacting your broker, bank or other nominee.

Who Can Answer Your Questions about Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call [            ], SPAC’s proxy solicitor, at +1 [            ], or banks and brokers can call at +1 [            ], or by emailing [            ].

Redemption Rights

Holders of SPAC Class A Ordinary Shares may seek to redeem their SPAC Class A Ordinary Shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any holder of SPAC Class A Ordinary Shares may demand that SPAC redeem such SPAC Class A Ordinary Shares for a pro rata portion of the funds deposited in the Trust Account (which, for illustrative purposes, was $[            ] per share as of the Record Date), calculated as of two (2) Business Days prior to the anticipated consummation of the Business Combination. If a holder of SPAC Class A Ordinary Shares properly seeks redemption as described in this section and the Business Combination is consummated, SPAC will redeem their SPAC Class A Ordinary Shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

In order to exercise your redemption rights, you must:

•        if you hold SPAC Units, separate the underlying SPAC Class A Ordinary Shares and SPAC Public Warrants;

•        check the box on the enclosed proxy card marked “Shareholder Certification” if you are not acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to ordinary shares; and

•        prior to 5:00 p.m. Eastern Time on [            ], 2023 (two (2) Business Days before the SPAC Shareholders’ Meeting), tender your shares by either delivering their share certificates (if any) and other redemption forms to SPAC Transfer Agent or by delivering your shares electronically using The Depository Trust Company’s DWAC System. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the SPAC Transfer Agent and time to effect delivery. It is understood that shareholders should generally allot at least two weeks to obtain physical certificates from the SPAC Transfer Agent. However, we do not have any control over this process, and it may take longer than two weeks. Shareholders who hold their shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

SPAC Transfer Agent can be contacted at the following address:

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

Notwithstanding the foregoing, a holder of SPAC Class A Ordinary Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 20% of the SPAC Class A Ordinary Shares.

Accordingly, all SPAC Class A Ordinary Shares in excess of 20% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash. Holders of SPAC Class B Ordinary Shares s also will not have redemption rights with respect to such shares.

There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. SPAC Transfer Agent will typically charge the tendering broker $80.00, and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

The requirement for physical or electronic delivery prior to the SPAC Shareholders’ Meeting ensures that a redeeming shareholder’s election to redeem is irrevocable once the Business Combination is approved. If you do not submit a written request and deliver your SPAC Class A Ordinary Shares as described above, your shares will not be redeemed. If you exercise your redemption rights, then you will be exchanging your shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if, prior to the deadline for submitting redemption requests, you properly demand redemption by following the procedure described above, and the Business Combination is consummated.

Any request to redeem such shares, once made, may be withdrawn at any time up to the deadline for submitting redemption requests, which is [            ], 20[            ], (two (2) Business Days prior to the date of the SPAC Shareholders’ Meeting), and thereafter, with our consent, until the Closing. Furthermore, if a holder of SPAC Class A Ordinary Shares delivered its share certificate and other redemption forms to the SPAC Transfer Agent or delivered its SPAC Class A Ordinary Shares electronically using The Depository Trust Company’s DWAC System in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the SPAC Transfer Agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then shareholders who appointed to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the funds deposited in the Trust Account. In such case, SPAC will promptly return any shares tendered for redemption by shareholders. If SPAC would be left with less than $5,000,001 of net tangible assets as a result of shareholders properly demanding redemption of their shares for cash, SPAC will not be able to consummate the Business Combination. For further discussion of the net tangible assets requirement, please see “Questions and Answers About the Business Combination and the Extraordinary General Meeting — What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?”

The closing price of SPAC Class A Ordinary Shares on the Record Date was $[            ]. The cash held in the Trust Account on such date was approximately $[            ] ($[            ] per share). Prior to exercising redemption rights, shareholders should verify the market price of SPAC Class A Ordinary Shares as they may receive higher proceeds from the sale of their SPAC Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. There is no assurance that you will be able to sell your SPAC Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in SPAC’s securities when you wish to sell your shares.

For a detailed discussion of the material U.S. federal income tax considerations for shareholders with respect to the exercise of these redemption rights, see the section entitled “Material U.S. Federal Income Tax Considerations.” The consequences of a redemption to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you should consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Appraisal Rights under the Cayman Companies Act

The Cayman Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and SPAC Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares.

SPAC Shareholders have appraisal rights in connection with the Business Combination under the Cayman Companies Act. Holders of SPAC Class A Ordinary Shares are entitled to give notice to SPAC prior to the SPAC Shareholders’ Meeting that they wish to dissent to the Business Combination and to receive payment of fair market value for his, her or its SPAC Class A Ordinary Shares if they follow the procedures set out in the Cayman Companies Act.

In essence, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent, including, among other details, a demand for payment of the fair value of his shares; (iv) within seven days following the date of the expiration of the period set out in (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his, her or its shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached.

Holders of SPAC Class A Ordinary Shares who elect to exercise appraisal rights will lose their right to exercise their redemption rights as described herein.

Proxy Solicitation Costs

SPAC is soliciting proxies on behalf of SPAC Board. This solicitation is being made by mail but also may be made by telephone, virtually or by electronic means or in person. SPAC will bear the cost of the solicitation.

SPAC has hired [            ] to assist in the proxy solicitation process and will pay to [            ] a fee of $[            ], plus disbursements. SPAC will also reimburse [            ] for reasonable and customary out-of-pocket expenses. SPAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions and will reimburse them for their reasonable expenses.

In addition to these mailed proxy materials, SPAC’s directors and executive officers may also solicit proxies in person, by telephone or by other means of communication. These parties will not be paid any additional compensation for soliciting proxies.

Other Matters

The SPAC Shareholders’ Meeting has been called to consider only the approval of the SPAC Shareholder Proposals and the Adjournment Proposal if presented. If any other matters should properly come before the SPAC Shareholders’ Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

SPAC SHAREHOLDER PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Overview

SPAC is asking its shareholders to approve the Business Combination Agreement and the Business Combination described in this Registration Statement/Proxy Statement, including (i) adopting the Business Combination Agreement and (ii) approving the Transactions. SPAC Shareholders should carefully read this Registration Statement/Proxy Statement in its entirety for more detailed information concerning the Business Combination Agreement and Transactions. A copy of the Business Combination Agreement is attached as Annex A to this Registration Statement/Proxy Statement. Please see the section entitled “The Business Combination Agreement and Ancillary Documents” for additional information and a summary of certain terms of the Business Combination Agreement and the other Transaction Agreements. You are urged to carefully read the Business Combination Agreement in its entirety before voting on this proposal.

SPAC may consummate the Business Combination only if SPAC receives an ordinary resolution under Cayman Islands law, which requires the affirmative vote of at least a majority of the shareholders who attend and vote at the SPAC Shareholders’ Meeting.

Business Combination Agreement

On July 21, 2023, SPAC entered into the Business Combination Agreement with CayCo, TCO and Merger Sub, which provides for the Business Combination and other transactions in connection therewith. Upon the consummation of the Business Combination and other transactions contemplated by the Business Combination Agreement, SPAC will become a wholly-owned subsidiary of CayCo, with the shareholders of SPAC becoming shareholders of CayCo, and SPAC will change its name to “SEMILUX LTD.”.

Pursuant to SPAC MAA, holders of SPAC Class A Ordinary Shares may redeem SPAC Class A Ordinary Shares in conjunction with a shareholder vote on the Transactions, if certain conditions and procedure requirements are satisfied. See the subsection entitled “Extraordinary General Meeting of SPAC Shareholders — Redemption Rights” for a detailed description of the redemption procedure.

Transaction Structure

The Business Combination Agreement provides that at the Closing, in accordance with the Cayman Companies Act, Merger Sub will merge with and into SPAC, the separate corporate existence of Merger Sub will cease and SPAC will be the surviving company and become a wholly-owned subsidiary of CayCo.

Pro Forma Capitalization

The pro forma equity valuation of CayCo upon consummation of the Transactions is estimated to be approximately $380,000,000. It is estimated that, upon consummation of the Transactions, assuming none of the holders of SPAC Class A Ordinary Shares demand redemption pursuant to SPAC MAA, the pre-Closing shareholders of TCO will own approximately 77% of CayCo’s total issued and outstanding share capital and the shareholders of SPAC (including SPAC’s shareholders holding SPAC Class B Ordinary Shares) will own approximately [            ]% of CayCo’s total issued and outstanding share capital. For more details, see the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information.”

The Merger Consideration of the Business Combination

See the subsection entitled “The Business Combination Agreement and Ancillary Documents — Conditions to Closing of the Business Combination.”

Background of the Business Combination

The terms of the Business Combination Agreement and related ancillary documents are the result of extensive negotiations between Chenghe, TCO and their respective representatives. The following is a brief description of Chenghe’s formation, the background of Chenghe’s previous attempts at a business combination, its negotiations with and evaluation of TCO, the Business Combination Agreement, the Business Combination and the related transactions. The following is not intended to be a list of all opportunities initially evaluated or explored or discussions held by

Chenghe, but rather to summarize the key meetings and events that led to the signing of the Business Combination Agreement with TCO. It includes all information that Chenghe and TCO consider material regarding the negotiation of the Business Combination. All dates and times referred to in the following chronology are Hong Kong time unless otherwise indicated.

Prior to the consummation of the SPAC IPO, Chenghe had not selected any business combination target and it had not, nor had anyone acting on its behalf, initiated any substantive discussion, directly or indirectly, with any business combination target.

After the consummation of the SPAC IPO, Chenghe’s officers and directors commenced an active search for prospective businesses and assets to acquire. During this search process, Chenghe reviewed and entered into discussions with a number of potential counterparties to a business combination transaction.

Description of discovery and negotiation process with potential targets

After the closing of the SPAC IPO on May 2, 2022, Chenghe began the process of searching for a target. Chenghe sought to leverage its management team and directors’ professional and personal relationships to source potential targets, including (i) Dr. Shibin Wang (the chief executive officer and director of the Chenghe Board, who has over 15 years’ experience in sales and trading of structured financial products, cross-border financing and other capital market activities), (ii) Mr. Richard Li (the chairman of the Chenghe Board, who has more than two decades of experience in investments, capital markets, corporate finance and risk management), and (iii) the extensive investment experience and connection with healthcare industry of Chenghe’s other directors.

In performing their roles at Chenghe and for other positions they hold, Chenghe’s management team attended a variety of industry conferences and performed industry research, including, among others, technology, fintech, financial services and healthcare industry sectors. The foregoing efforts led to the identification of a multitude of potential targets. Representatives of Chenghe contacted and communicated with these third parties for initial informational purposes. During this search process, Chenghe identified and conducted preliminary evaluations of 18 potential targets.

Chenghe’s initial evaluations consisted of a review of each potential target’s business, including but not limited to business due diligence, commercial due diligence, financial due diligence and legal due diligence, and such potential targets are from a variety of technology, fintech, financial services and healthcare industry sectors, with the majority operating in the technology and healthcare subsectors.

Chenghe entered into non-disclosure agreements (“NDAs”) with 12 potential targets that evidenced some or all of the following characteristics: the creation of a novel technology or technologies, the development of a robust go-to-market strategy, the access to sizeable addressable market, the establishment of thorough and long-lasting intellectual property protections, and the implementation of necessary operational requirements.

Of the 12 companies with which Chenghe entered into an NDA, three companies in particular met and exceeded the criteria that Chenghe sought in seeking to identify a potential business combination target. These companies’ product line-up, research capabilities, targeted addressable market and progress in product development, in Chenghe’s view, were sufficient to support their continuous expansion in the Asian and global markets. One of these companies is TCO, and additional descriptions of Chenghe’s discussions with the other two companies are set forth below, followed by a detailed description of Chenghe’s discussions with TCO.

Company A is a financial services company headquartered in the British Virgin Islands. On May 11, 2022, Chenghe entered into a customary NDA with Company A.

From July to October 2022, Chenghe conducted in-depth due diligence on Company A and negotiated the terms of the letter of intent.

On October 8, 2022, representatives of Company A informed representatives of Chenghe that it had planned to move forward with a different capital raising transaction in lieu of the potential business combination transaction with Chenghe.

Company B is a solar energy company headquartered in the British Virgin Islands. On November 18, 2022, Chenghe entered into a customary NDA with Company B and on December 12, 2022, the parties entered into a letter of intent.

From November 2022 to January 2023, Chenghe conducted due diligence on Company B. On January 22, 2023, Chenghe informed Company B that it did not plan to move forward with Company B.

From February to May 2023, Chenghe explored a business combination transaction with two other targets but did not enter into an LOI.

TCO is an optical components company headquartered in Taiwan. On May 15, 2023, representatives of Chenghe participated in a teleconference with TCO’s management team discussing a potential business combination transaction. Following this meeting, Chenghe and TCO executed an NDA on May 17, 2023.

From May to July of 2023, representatives of Chenghe received access to TCO’s virtual data room and a series of emails, calls and materials were exchanged between Chenghe and TCO. These exchanges included discussions of strategic, commercial and capital-raising plans and the prospects for a business combination between TCO and Chenghe.

From May 18, 2023 to May 23, 2023, representatives of Chenghe, White & Case, TCO and Landi Law Firm, the legal advisor to TCO, discussed and negotiated a draft letter of intent, including key issues, such as exclusivity, Chenghe’s right to nominate a board member to the combined company, allocation of expenses, and incentive mechanisms to increase deal certainty. On May 23, 2023, Chenghe and TCO entered into a letter of intent (the “TCO LOI”).

The TCO LOI provided for a one-month period of mutual exclusivity. The TCO LOI also provided for, among other things, (i) a pre-money enterprise valuation of TCO at US$400 million to US$500 million;(ii) no minimum cash requirement as a condition to closing; and (iii) that if the transaction is consummated, the transaction expenses shall be paid from the capital of the combined company and release of funds from Chenghe’s trust account.

On May 25, 2023, representatives of Chenghe, TCO, White & Case and Landi Law Firm and other parties reviewed the status of various work streams and developed a work plan to move forward with the potential business combination with TCO. Representatives of TCO also gave an update of its business and financial performance in the first half of 2023.

On May 25, 2023, Chenghe engaged Lee and Li, Attorneys-at-Law (“Lee and Li”), as its Taiwan counsel, and Maples and Calder (Hong Kong) LLP (“Maples”), as its Cayman Islands counsel.

From May 25, 2023 to the execution of the Business Combination Agreement, representatives of Chenghe, White & Case, Lee and Li and Maples continued legal due diligence on TCO, including, but not limited to, corporate structure, historical financing activities, data and privacy, intellectual property, material contracts, employee matters, antitrust and compliance. During this process, White & Case and Lee and Li circulated four rounds of supplemental legal due diligence request list to TCO and Landi Law Firm, and reviewed all responses relating thereto and highlighted key legal issues with Chenghe’s management.

From May 31, 2023 to July 18, 2023, representatives of Chenghe, TCO, White & Case and Landi Law Firm, together with Deloitte Touche Tohmatsu (“Deloitte”), Chenghe’s tax advisor engaged by Chenghe on June 5,2023, discussed the preliminary merger structure via various teleconferences and reviewed the structure proposal from a US, Taiwan, and Cayman tax perspective.

On July 10, 2023, representatives of White & Case shared an initial draft of the Business Combination Agreement with representatives of TCO and Landi Law Firm, which reflected, among other items, (i) a pre-money equity valuation of TCO on a fully diluted basis; (ii) that CayCo and TCO will consummate the TCO Restructuring before the Closing, including among others, TCO shall (A) deliver the Phase I Restructuring Documents, (B) obtain and deliver the Company Shareholder Approval, (C) sign the Phase II Restructuring Documents with all of the remaining TCO Shareholders, and (D) procure that the Company Acquisition Percentage shall be at least 90.1%; (iii) that TCO and CayCo shall obtain the Phase I IC Approval and the Phase II IC Approval within the prescribed time; (iv) TCO shall bear all filing fees in connection with the registration statement or the proxy statement, all costs and fees in connection with the TCO Restructuring, and 50% of all fees and costs in relation to the SPAC Extension; and (v) that TCO shall pay and reimburse all SPAC Transaction Expenses if the Business Combination Agreement is terminated by Chenghe.

Subsequently and until the execution of the Business Combination Agreement and related ancillary documents, representatives of White & Case and representatives of Landi Law Firm exchanged multiple drafts of the Business Combination Agreement and related ancillary documents. They also (i) held a number of teleconference discussions regarding the transaction documents, and (ii) had regular contact with their respective clients during this period to keep them apprised of the status of the transaction documents and solicit their feedback in connection with such documents.

On July 14, 2023, representatives of White & Case shared with representatives of TCO and Landi Law Firm initial drafts of certain ancillary documents to the Business Combination Agreement, namely (i) the Sponsor Support Agreement, (ii) the Company Support Agreement, (iii) the Investor Rights Agreement, (iv) the Lock-Up Agreement, (v) form of the Plan of Merger, and (vi) form of the Amended and Restated Memorandum and Articles of Association of CayCo. The Lock-Up Agreement reflected (i) that subject to certain exceptions, the CayCo Ordinary Shares held by the Sponsor Key Holders and the TCO Shareholders that are outstanding immediately following the Closing, shall be subject to a lock-up period of six (6) months and one year, respectively, and (ii) the locked-up shares would be released from the lock-up restrictions prior to the expiration of the six (6)-month or one-year period if the closing price of CayCo Ordinary Shares equals or exceeds US$12.00 per share for any twenty (20) trading days within any thirty (30)-trading day period after 150 days following the Closing.

On July 14, 2023, representatives of Landi Law Firm shared with representatives of White & Case a revised draft of the Business Combination Agreement, which, among others, reflected (i) the size cap of 65% of the TCO Shareholders signing the Phase I Restructuring Documents indicating 65% may not be obtained; (ii) qualification in the covenants relating to the Taiwan IC Approval and signing of the Phase II Restructuring Documents with the remaining TCO Shareholders; (iii) qualification in the covenant requiring TCO to acquire the Company Shares owned by the Remaining Company Shareholders with cash consideration, (iv) qualification in the closing condition of the Company Acquisition Percentage being at least 90.1%; (v) addition of a cure period of 30 days for certain termination triggers in the Business Combination Agreement; and (vi) removal of the termination fee trigger by SPAC at the Agreement End Date.

On July 15, 2023, representatives of White & Case and Chenghe management team discussed TCO’s comments on the revised draft of the Business Combination Agreement.

On July 16, 2023, representatives of White & Case passed on Chenghe management team’s comments on the revised draft of the Business Combination Agreement to representatives of Landi Law Firm and discussed other written comments.

From July 14, 2023 to July 17, 2023, representatives of Lee and Li and representatives of Landi Law Firm and TCO exchanged legal due diligence questionnaires, questions and responses relating to Taiwan legal and regulatory issues, including, among others, (i) the estimated time to secure the Taiwan IC Approval, (ii) legal matters relating to TCO as a Taiwan Public Company, (iii) restructuring TCO and CayCo in two phases, (iv) drafting and preparation of the Company Restructuring Documents, and (v) formation of Merger Sub.

On July 16, 2023, representatives of Landi Law Firm shared with representatives of White & Case comments on the Lock-Up Agreement, which reflected TCO’s position that (i) the TCO Shareholders should be subject to the same six (6)-month lockup period as the Sponsor Key Holders, and (ii) only the TCO Shareholders that own 2.5% or more of the equity in TCO should sign the Lock-Up Agreement.

On July 17, 2023, representatives of White & Case shared a revised draft of the Business Combination Agreement with representatives of TCO and Landi Law Firm, which reflected, among other items, (i) reinstating the size cap of 65% of the TCO Shareholders signing the Phase I Restructuring Documents; (ii) acceptance of the qualification in the covenants relating to the Taiwan IC Approval and signing of the Phase II Restructuring Documents; (iii) acceptance of the qualification in the covenant requiring TCO to acquire the Company Shares owned by the Remaining Company Shareholders with cash consideration; (iv) reinstating the closing condition of the Company Acquisition Percentage being at least 90.1%; (v) rejection of the cure period of 30 days for the relevant termination triggers; and (vi) reinstating the termination fee trigger by SPAC and addition of a requirement that such termination fee trigger will apply only if SPAC would also have the right to terminate the Business Combination Agreement pursuant to certain other termination triggers under the Business Combination Agreement.

On July 18, 2023, representatives of Chenghe, TCO, CCM (as defined below), White & Case and Landi Law Firm had a teleconference discussing the status of various work streams. The parties assessed the difficulties in the PIPE market and the possibility of starting transaction financing after a definitive agreement is signed. After the teleconference, White & Case team circulated a signing to-do checklist to the working group to implement the discussions on the signing timeline and the relevant agreements.

On the same day, representatives of White & Case and CCM discussed with Chenghe’s management team on TCO’s comments on the Lock-Up Agreement and revised the Lock-Up Agreement to reflect Chenghe’s comments: (i) the TCO Shareholders and Sponsor Key Holders are subject to a six (6)-month lockup period with certain customary exceptions, and (ii) each TCO Shareholders that owns 1.0% or more of equity shares in TCO shall sign the Lock-Up Agreement.

On July 19, 2023, Chenghe signed an engagement letter with Cohen & Company Capital Markets division (“CCM”) to appoint CCM as (i) Chenghe’s financial advisor in connection with the Business Combination, and (ii) Chenghe’s capital markets advisor and placement agent in connect with a private placement of Chenghe’s securities to fund the Business Combination.

On July 19, 2023, representatives of Chenghe, TCO, CCM, White & Case and Landi Law Firm had a teleconference discussing the status of various work streams, and TCO provided an update on (i) the status of the Taiwan IC Approval process, (ii) the signing progress of the Phase I Restructuring Documents, (iii) the preparation of the TCO board meeting and related communication with TCO’s board members, and (iv) the formation of Merger Sub.

On July 19, 2023, representatives of Landi Law Firm shared with representatives of White & Case a revised draft of the Business Combination Agreement, which, among others, reflected (i) a change of the size cap of the TCO Shareholders signing the Phase I Restructuring Documents from 65% to 60%; (ii) removal of “subsidiaries” from the definition of “Group” noting that TCO has disposed its subsidiaries in 2022 and there are no outstanding liabilities or obligations in connection with such disposal; and (iii) removal of all references to employee share incentive plan and options noting there are no existing employee share incentive plans or outstanding options.

On the same day, representatives of Landi Law Firm shared with representatives of White & Case (i) the revised draft of the Plan of Merger and the Lock-Up Agreement, and (ii) the initial draft of the shareholders and board written resolutions of Merger Sub and CayCo.

On the same day, TCO’s financial advisor circulated an initial draft of the pro forma capitalization table of CayCo as of the Closing Date, with customary assumptions.

From July 19, 2023 to July 20, 2023, representatives of Chenghe and TCO and their respective advisors had various teleconferences to discuss certain outstanding commercial issues in the Business Combination Agreement and other ancillary agreements, including, among others, (i) TCO’s pre-money equity valuation, (ii) the two phases of the TCO Restructuring, (iii) the Taiwan IC Approval, and (iv) allocation of transaction expenses.

From July 19, 2023 to July 20, 2023, representatives of White & Case and Landi Law Firm exchanged revised drafts of the Company disclosure letter and SPAC disclosure letter, and agreed on the outstanding issues relating to, among others, (i) TCO’s knowledge person list, and (ii) the list of TCO Shareholders that will sign the Phase I Restructuring Documents and the Phase II Restructuring Documents.

On July 20, 2023, representatives of Chenghe, TCO, CCM, White & Case and Landi Law Firm had a teleconference discussing the status of various work streams, and Chenghe and TCO agreed that 60% of the TCO Shareholders will sign and deliver the Phase I Restructuring Documents before the signing of the Business Combination Agreement and the TCO Shareholders owning 1% or more of the equity in TCO as of the date of the Business Combination Agreement will sign the Lock-Up Agreement at the Closing. TCO also provided an update to the working group on the collection progress of signatures to the Phase I Restructuring Documents and the status of formation of Merger Sub.

On July 20, 2023, representatives of White & Case discussed with Chenghe’s management team on TCO’s comments on the Business Combination Agreement and Lock-Up Agreement, and Chenghe’s management team agreed to such comments.

On the same day, representatives of White & Case shared a revised draft of the Business Combination Agreement with representatives of TCO and Landi Law Firm, which reflected, among other items, (i) removal of reference to “PIPE Investment” because the parties agree to raise financing after the Business Combination Agreement has been signed; (ii) addition of TCO’s representation on no liabilities or material adverse effect on the Group in connection with any of TCO’s former or current subsidiaries; (iii) addition of a pool size cap in respect of the new equity incentive plan of CayCo to be 10% of the total issued and outstanding share capital of CayCo; (iv) addition of the TCO Parties’ covenant on obtaining all required consents from any third party; and (v) addition of the obtaining such third party consents as a closing condition to Chenghe.

On the same day, representatives of White & Case also circulated the final execution version of (i) the Company Support Agreement, (ii) the Sponsor Support Agreement, (iii) the Lock-Up Agreement, (iv) the Investor Rights Agreement, (v) the form of the Plan of Merger, and (vi) form of the Amended and Restated Memorandum and Articles of Association of CayCo, which reflected drafting comments and clean-up changes.

On the same day, representatives of White & Case discussed with CCM and Chenghe’s management team on comments on the initial draft of the pro forma capitalization table of CayCo as of the Closing Date and shared the same with TCO’s financial advisor and the working group.

On July 20, 2023, representatives of White & Case and Lee and Li had a teleconference with Chenghe’s management team and provided summaries of their legal due diligence process to date and interim key findings. The legal due diligence process included, but was not limited to, (i) a comprehensive review of materials provided by TCO, including materials from TCO in response to requests of Chenghe’s advisors for follow-up data and information, as well as TCO’s responses to due diligence questions, (ii) calls with TCO’s management team regarding certain factual matters of TCO, and (iii) summaries of key findings with respect to regulatory approvals required in connection with the Transaction (including the Taiwan IC Approval and filings of TCO as a Taiwan Public Company), and regulatory compliance with anti-money laundering and sanctions, and material contracts, which included summaries of the legal due diligence findings by Lee and Li.

On the same day, TCO’s financial advisor circulated the updated pro forma capitalization table of CayCo as of the Closing Date and the parties agreed on the updated capitalization table.

On the morning of July 21, 2023, the Chenghe Board held a meeting via video conference to discuss legal due diligence, transaction terms and evaluate the Business Combination. All of the directors of Chenghe attended the board meeting. Representatives of White & Case, Maples, Lee and Li, CCM and members of Chenghe’s management team were in attendance by invitation of the Chenghe Board. Representatives of Chenghe’s management team provided an overview of the transaction process. A representative of CCM provided a review of the key economic terms of the Business Combination, including the valuation of analysis and basis of the pre-money equity valuation of US$380 million. The Chenghe Board considered and discussed with Chenghe’s management and CCM the valuation approach, the range of projected 2026 revenue of TCO, and the range of implied discounted TCO equity valuation. A representative of Maples provided a review of the directors’ fiduciary duties under the Cayman Islands corporate law. A representative of Lee and Li provided a summary of key findings from its legal due diligence of TCO and the Group. Representatives of White &Case provided a review of the key transaction terms of the Business Combination, including the Business Combination Agreement. Following discussion and consideration, and after given due consideration of status of legal due diligence and various transaction documents, the Chenghe Board agreed to adopt unanimous written resolutions approving the Business Combination Agreement, each of the related agreements and the transactions contemplated thereby. Immediately after the meeting, the Chenghe Board passed unanimously written resolutions approving entry by Chenghe into the transactions and the execution of the Business Combination Agreement and the ancillary agreements.

On the same day, (i) TCO’s board of directors held a board meeting and voted upon and approved, among other things, the entry by TCO into the transactions and the execution of the Business Combination Agreement and the ancillary agreements in compliance with its constitutional documents and the applicable law; and (ii) the directors of CayCo and Merger Sub and the shareholders of CayCo and Merger Sub adopted written resolutions approving CayCo’s and Merger Sub’s entry into the Business Combination Agreement and the transaction documents to which CayCo and Merger Sub are or will be parties, as applicable.

Later on the same day, Chenghe and TCO executed the Business Combination Agreement and ancillary agreements and documentation related thereto. See “The Business Combination Agreement and Ancillary Documents” of this Registration Statement/Proxy Statement for a discussion of the terms of the Business Combination Agreement and additional information about the ancillary agreements and documents entered into or to be entered into in connection with the Business Combination.

After the Business Combination Agreement was signed on July 21, 2023, Chenghe filed with the SEC a Current Report on Form 8-K announcing the execution of the Business Combination Agreement. TCO also issued a press release announcing the execution of the Business Combination Agreement and the Business Combination and Chenghe filed such press release with the SEC on a Current Report on Form 8-K.

SPAC Board’s Reasons for the Approval of the Business Combination and Recommendations

The SPAC Board, in evaluating the transaction with TCO, consulted with its legal counsel and financial and other advisors. In reaching its decision (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, are advisable, fair to and in the best interests of, SPAC and its shareholders, and (ii) to recommend that the shareholders approve the transactions contemplated by the Business Combination Agreement, including the Business Combination, the SPAC Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below.

Before reaching its decision, the SPAC Board reviewed the results of management’s due diligence, which included:

•        research on industry trends, competitive landscape and other industry factors;

•        benchmarking versus key competitors on historical financial and operational performance;

•        extensive meetings and calls with TCO management team and representatives regarding operations, major suppliers and financial prospectus, among other customary due diligence matters;

•        review of TCO’s material business contracts and certain other legal and commercial diligence;

•        review of TCO’s business model and historical financial statements, among other financial information; and

•        discussions with external advisors and review reports related to legal diligence prepared by external advisors.

In light of the wide variety of factors considered in connection with its evaluation of the Business Combination Agreement and the transactions contemplated thereby, the SPAC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that the SPAC Board considered in reaching its determination and supporting its decision. The SPAC Board viewed its decision as being based on all of the information available and the factors presented to and considered by the SPAC Board. In addition, individual directors may have given different weight to different factors. The SPAC Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the following reasons. This explanation of the SPAC Board’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The SPAC Board reviewed the results of due diligence conducted by SPAC’s management and by SPAC’s legal, financial, commercial, and technical advisors, and considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby.

The SPAC Board concluded that TCO meets the criteria that SPAC was seeking to identify in an appropriate target and represents an attractive business combination partner for SPAC. In particular, SPAC Board considered the following positive factors, among others:

•        TCO’s Past Performance and Growth Potential.    The global autonomous vehicle industry has experienced significant growth and offers strong long-term growth prospects, resulting in an attractive risk-return profile. TCO has a visionary, experienced and professional management team that has demonstrated a track record of driving growth, strategic decision making and long-term value creation, and it has differentiated products applicable in the fields of automotive components. TCO has, is in the progress of, formed working relationship with several Tier-1 suppliers in the automotive industry, including, but not limited to, ZF Group, Foxconn and Pegatron. TCO has successfully developed LiDAR and ADB prototypes that have good prospects to be validated and adopted by Tier-1 suppliers.

•        Business Opportunities.    SPAC Board considered TCO’s opportunities for future growth, particularly in the automotive businesses, including opportunities for international expansion, and it is expected that TCO will be able to continue technology-driven innovations, including to be able to custom design and develop products by leveraging next generation technology such as LiDAR system for topography.

•        Strong Existing Management Team.    SPAC Board considered TCO’s existing management team of industry veterans, all of whom have been instrumental in TCO’s record business results that will continue on TCO post-Closing and provide valuable continued insight.

•        Continued Support by Existing Shareholders.    SPAC Board considered that major TCO Shareholders had agreed to have their ownership subjected to lock-up agreements and existing TCO shareholders will continue to own 60.50% of CayCo post-Closing (assuming no redemptions and the exercise of all issued and outstanding SPAC Warrants). These are strong signs of TCO’s existing shareholders’ confidence in CayCo and the benefits to be realized as a result of the Business Combination.

•        Lock-up.    Major shareholders of TCO have agreed to be subject to lock-up restrictions for at least six (6) months following the consummation of the Business Combination in respect of their equity interests in CayCo (subject to certain customary exceptions).

•        Due Diligence.    SPAC conducted a due diligence review of TCO and its business, including review of relevant documentation and discussions with TCO management and SPAC’s financial and legal advisors. Through SPAC’s detailed due diligence investigation, SPAC Board and management had knowledge of, and were familiar with, TCO’s business, operation and financial condition, intellectual property, business model and material business relationships.

•        Other Alternatives.    Having reviewed other potential business combination opportunities available to SPAC, SPAC Board believes that the Business Combination presents the most attractive business combination opportunity available to SPAC based on the process it utilized to evaluate such other potential business combination opportunities and the belief that such process has not yielded more attractive alternatives, taking into account the potential risks, rewards and uncertainties associated with potential alternatives.

•        Negotiated Transaction.    The financial and other terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including each party’s representations, warranties and covenants, the conditions to each party’s obligations and the termination provisions, were the product of arm’s-length negotiations between SPAC and TCO, and SPAC Board believes that such terms are reasonable and fair to SPAC Shareholders.

•        Independent Directors’ Role.    SPAC Board is comprised of a majority of independent directors who are not affiliated with the Sponsor or its affiliates. The independent directors evaluated and approved, as members of SPAC Board, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination.

In the course of its deliberation, SPAC also considered a variety of risks and uncertainties relevant to the Business Combination, including, but not limited to, the following:

•        Business and Industry Risks.    TCO operates in a dynamic industry and many of the elements of TCO’s business are innovative and evolving. It may fail in the competition with other optical retail company in the market and loss customers. TCO’s LiDAR and ADB products are still in prototype stage. There are substantial uncertainties relating to the commercialization of its LiDAR and ADB products, and TCO’s capabilities to manage the complex manufacturing process of LiDAR and ADB products, if they reach commercialization stage.

•        Financial Risk.    The projected financial information referenced or considered in connection with the Business Combination was prepared and provided by TCO, reflecting currently available estimates and assumptions, presents the expected implementation of TCO’s business plan and the expected future financial performance. Such projected financial information is subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited projected financial information, including, among others, risks and uncertainties relating to TCO’s business, industry performance, the regulatory environment, and general business and economic conditions. Such information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Registration Statement/Proxy Statement are cautioned not to place undue reliance on the prospective financial information.

•        Benefits Not Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

•        Termination Date.    The risk that the Business Combination may not be consummated by the earlier of SPAC Termination Date or May 21, 2024, upon the occurrence of which the Business Combination Agreement may be terminated; provided that the right to terminate is not available to a party where the failure of the Closing to occur on or before such date is caused by a failure of such party to perform and comply in all material respects with its covenants and agreements that are required to be performed or complied with at or prior to the Closing.

•        Liquidation of SPAC.    The risks and costs to SPAC if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in SPAC being unable to effect a business combination by the SPAC Termination Date, and force it to liquidate and the SPAC Warrants to expire worthless.

•        No Survival of Remedies for Breach of Representations, Warranties or Covenants of TCO.    The risk that SPAC will not have any surviving remedies against TCO after the Closing to recover for losses as a result of any inaccuracies or breaches of representations, warranties or covenants of TCO set forth in the Business Combination Agreement. As a result, following the Closing, SPAC Shareholders will not have the ability to recover for the amount of any damages resulting from a breach of TCO representations, warranties or covenants set forth in the Business Combination Agreement. SPAC Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms.

•        Shareholder Vote.    The risk that SPAC Shareholders may fail to provide the respective votes necessary to complete the Business Combination.

•        Redemptions.    The risk that holders of SPAC Class A Ordinary Shares may redeem their SPAC Class A Ordinary Shares for cash in connection with the Business Combination, thereby reducing the amount of cash available to SPAC and potentially resulting in an inability to consummate the Business Combination if the available cash in the Trust Account is less than $5,000,001.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within SPAC’s control.

•        Transaction Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Listing Risks.    The challenges associated with preparing CayCo, a privately held entity, for the applicable disclosure, controls and listing requirements to which it will be subject as a publicly traded company on the Stock Exchange.

•        No Fairness Opinion.    SPAC Board did not obtain a fairness opinion from a bank stating that the consideration to be paid in the Business Combination was fair to SPAC from a financial point of view.

•        Post-Business Combination Corporate Governance.    The amount of equity to be held by TCO’s existing shareholders, the fact that existing SPAC Shareholders will hold a minority position in CayCo following consummation of the Business Combination will have the effect of concentrating voting power with the existing TCO shareholders, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Other Risks.    Various other risks associated with the Business Combination, the business of TCO and the business of SPAC described under the section entitled “Risk Factors.”

In addition to considering the factors described above, SPAC Board also considered:

•        Interests of Certain Persons.    The Sponsor, officers and directors may have interests in the Business Combination that are in addition to, and that are different from, the interests of the other SPAC Shareholders (see below subsection entitled “Interests of Certain Persons in the Business Combination”). SPAC’s

independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of SPAC Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.

SPAC Board concluded that the potential benefits that it expected SPAC and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, SPAC Board determined that the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, SPAC and its shareholders.

Summary of Financial and Valuation Analyses of TCO

The following highlights the material analyses prepared by Chenghe’s management, with the assistance of its financial advisor, and reviewed by Chenghe’s Board in connection with the valuation of TCO. Where relevant, the numbers and ratios set out in this section reflects the information contained in TCO’s audited consolidated financial statements as of and for the years ended December 31, 2021 and December 31, 2022 and unaudited consolidated financial statements as of and for the six months ended June 30, 2023. The summary sets forth below does not purport to be a complete description of the financial and valuation analyses performed or factors considered by Chenghe nor does the order of the financial and valuation analyses described represent the relative importance or weight given to those financial and valuation analyses by Chenghe’s Board. Chenghe may have deemed various assumptions more or less probable than other assumptions, so the valuations implied by the analysis highlighted below should not be taken to be Chenghe’s view of the actual value of TCO. Considering the data specified below without considering all financial and valuation analyses or factors or the full narrative description of such analyses of factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Chenghe’s financial and valuation analyses and the recommendation of Chenghe’s Board.

While presented with numerical specificity, the financial and valuation analyses prepared by Chenghe’s management are forward-looking and reflect numerous estimates and assumptions including, but not limited to, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial condition and matters specific to the business of TCO, all of which are inherently uncertain and difficult to predict and many of which are beyond the control of Chenghe or TCO.

None of TCO, Chenghe, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of TCO do not purport to be appraisals or reflect the prices at which TCO shares may actually be valued upon closing of the Business Combination. Accordingly, the assumptions and estimates used in, and the results derived from, the financial and valuation analyses are inherently subject to substantial uncertainty. The following information, to the extent that is based on market data, is not necessarily indicative of current market conditions.

Valuation Analysis

In determining TCO’s valuation, Chenghe’s management and Board considered the valuation analysis conducted by Chenghe’s management with the assistance of its financial advisor, CCM, which was based on Chenghe’s management’s analysis of the following documents and information provided by TCO:

1)      the operational, financial and valuation data of comparable companies, trading levels of comparable companies, publicly disclosed information regarding comparable transactions and the materials, including financial information; and

2)      an appraisal report prepared a third-party independent valuation firm dated April 18, 2023, which valued TCO’s fully diluted equity as of March 31, 2023 in the range of US$474 million to US$517 million, subject to the assumptions and methodologies adopted in such report.

As part of this assessment, Chenghe’s management conducted, with the assistance of CCM and its legal counsel, a comprehensive due diligence examination of TCO and discussed the financial, technical, operational and legal outlook of TCO with TCO’s management. It also discussed and reviewed the following valuation analysis with CCM via (A) a market multiple methodology and (B) selected comparable public companies analysis.

A.     Market Multiple Methodology

Chenghe’s management and CCM considered and utilized certain projected revenues of TCO prepared by TCO management for the fiscal year ended December 31, 2024, December 31, 2025 and December 31, 2026.

TCO does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, during the due diligence process and prior to approval by the Chenghe board of directors on July 21, 2023, and the execution of the Business Combination Agreement and related agreements, TCO provided Chenghe with recently prepared, internal financial projections for the year ended December 31, 2026. The financial projections presented in this Registration Statement/Proxy Statement constitute the entirety of the financial forecasts presented to the Chenghe Board in approving the Business Combination. The decision to prepare projections of 2026 was based on TCO management’s assessment that such time period includes the expected inflection point of TCO’s revenue growth, underpinned by the expected wide adoption of ADB technology and LiDAR technology. TCO expects that its existing and upcoming products will benefit from the trend of increasing level of automation in the automotive industry, and its investment in research and development and manufacturing capabilities will yield in diverse product offerings and sales revenue commensurate with TCO’s vision.

The projected financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants, but, in the view of Chenghe’s management and CCM, reflects currently available estimates and assumptions, presents the expected implementation of TCO’s business plan and the expected future financial performance provided by TCO, in each case at the time such information was provided to Chenghe’s management and CCM, which may be different from the information currently available at the time of filing this Registration Statement/Proxy Statement. As such, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Registration Statement/Proxy Statement are cautioned not to place undue reliance on the prospective financial information.

The inclusion of the financial projections should not be deemed an admission or representation by Chenghe, or TCO or any of their respective officers, directors, affiliates, advisors, or other representatives with respect to such financial projections. The financial projections are not included to influence your views on the Business Combination and are summarized in this Registration Statement/Proxy Statement solely to provide shareholders access to certain non-public information considered by the Chenghe Board in connection with its evaluation of the Business Combination. The information from the financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding TCO in this Registration Statement/Proxy Statement.

None of Chenghe or any of its affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results of TCO will not differ from the projected financial information, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the projected financial information to reflect circumstances existing after the date the projected financial information was generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projected financial information, as applicable, are shown to be in error. Except as required by applicable securities laws, Chenghe does not intend to make publicly available any update or other revision to the projected financial information, even in the event that any or all assumptions are shown to be in error.

The projected financials were prepared by TCO’s management. Chenghe’s management was not involved in the development of any of the below TCO projections and assumptions. No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the financial projections and, accordingly, neither TCO’s nor Chenghe’s independent auditors express an opinion or any other form of assurance with respect thereto or its achievability, and each assumes no responsibility for, and disclaims any association with, the financial projections.

TCO expects its projected 2026E revenues in the range of US$125 million to US$160 million, and based on a median EV/2024 Revenues ratio of 4.3X based on selected comparable companies analysis, the implied TCO EV is in the range of US$537 million to US$688 million in 2026.

The projected financial information was prepared using several assumptions, including the following assumptions that TCO management believed to be material:

•        the wider adoption of LiDAR solutions in the automotive industry;

•        projected revenue will be achieved based on adoption of ADB technologies in major markets, such as the United States, European Union and the PRC, the continued development of assisted driving technologies and autonomous vehicle platform utilizing LiDAR technologies by the auto industry, commercialization timing for new products under development, growth in the number of units sold and product mix, and the average selling price per system and resulting sales of systems;

•        TCO will be able to meet technological and operation milestones in the commercialization of its products, including validation of its prototypes by its Tier-1 supplier partners, acceptance of its technical solutions by car manufacturers, stable relationship with its key suppliers, successful trial production and production ramp-up;

•        TCO will continue to invest in the development of LiDAR and ADB products and solutions, including the LiDAR and IC chipsets to deliver cost-effective technical solutions and products that meets its partners’ and car manufacturers’ requirement;

•        TCO will be able to reach agreement with its Tier 1 supplier partners in relation to cost sharing and joint development of TCO’s LiDAR and ADB solutions;

•        The commercial projects of TCO’s Tier-1 supplier partners to which TCO will contribute will commercialize without undue delay or suffering unforeseen setbacks, and TCO will enter into contracts to supply these Tier-1 supplier partners with LiDAR and ADB solutions in near term;

•        TCO will successfully establish its brand name and industry recognition as a LiDAR and ADB solution providers and a designer of IC chipsets for these products, despite its recent entry into these markets;

•        TCO will be able to diversify its revenue source with other commercial applications of LiDAR, such as in rail transportation systems;

•        TCO will be able to manage its manufacturing costs during its production ramp-up, reducing costs associated with manufacturing overhead, warranty and logistics; and

•        other key assumptions impacting profitability projections including headcount, third party contractors, engineering consulting and prototyping spend, but excluding costs associated with public company operations and compliance.

Historically, TCO’s products were primarily laser lights modules and optical components. As TCO had not generated substantial revenue in relation to its LiDAR and ADB products when the projected financial information was rendered or as of the date hereof, TCO was unable to compare the projected financial information with its historical operating results. TCO’s management believes that the projected revenue is reasonable, because it takes into account (i) the early commercialization stage of TCO’s LiDAR and ADB products; (ii) existing partnerships and collaborations that TCO has achieved and would have achieved under its existing relationships, assuming the current momentum of development, in the next three years; (iii) the per-solution price of TCO’s LiDAR and ADB products, as compared to the price of TCO’s current products; and (iv) increased adoption and sales of L2+ autonomous vehicles.

Chenghe’s management and CCM considered and applied risk-adjusted discount rates of 20% over a 2-year period to the projected range of 2026E revenue of TCO to arrive at an implied TCO of EV in the range of US$373 million to US$478 million in 2024. The risk-adjusted discount rate is determined after considering TCO’s funding costs, the expected interest rate in the discount period, the risks associated with automotive industry and LiDAR industry, and the inherent risks of investing in an emerging company. The discount period is determined after considering the expected closing time of the Business Combination, the expected time for TCO to fully deploy the funds that it expects to receive from this Business Combination and time for TCO to adjust its operation as a public company.

Based on discussions with TCO management and commercial and financial due diligence, and after discussion and consultations with CCM, Chenghe’s management considered 2026E revenues as one of financial factors for calculating TCO’s EV under the market multiple methodology because 2026 is the calendar year that TCO expects its customers and the market start to widely adopt its expertise optics technology and solid-state lighting projectors.

Therefore, the implied post-money EV is estimated at US$415 million and pre-money equity value is estimated at US$380 million as of the date of the Business Combination Agreement.

B.     Selected Comparable Public Company Analysis

For the purpose of the valuation assessment, Chenghe’s management with the assistance of CCM, also reviewed certain financial information of TCO and took into account certain financial information of Comparable Public Companies in (i) optical and electrical components and (ii) LIDAR solutions, because TCO generates and expects to continue to generate revenues in these two areas.

Chenghe’s management team identified various criteria as significant in determining whether a company was considered to be comparable to TCO but mainly focused on product relevancy because it pertains to (i) optical and electrical components and (ii) LIDAR solutions, and customer end market overlap. Set forth below are the comparable companies selected by Chenghe’s management as part of the valuation analyses of TCO.

1)      Optical and Electrical Components

•        Xingyu Co., LTD — a Chinese company that develops, produces, and sells automotive lighting

•        Lumentum Holdings Inc. — an American company that develops and manufactures innovative optical and photonic products enabling optical networking and laser applications

•        Appotronics Corporation Ltd. — a Chinese company that develops and produces laser display equipment and technologies

2)      LIDAR Solutions

•        Mobileye Global Inc. — an Israeli company that develops and sells autonomous driving technologies and advanced driver-assistance systems including cameras, computer chips and software

•        Luminar Technologies Inc. — an American company that develops vision-based LIDAR and machine perception technologies, primarily for self-driving cars

•        MicroVision Inc. — an American company that manufactures and sells MEMS-based solid-state automotive LIDAR and advanced driver-assistance systems

•        Innoviz Technologies Ltd. — an Israeli company that manufactures and sells of high-performance, solid-state LiDAR sensors and perception software

None of the above comparable companies has characteristics identical to TCO. Some of the selected companies have different product portfolios and the majority of the selected comparable companies operate in different countries/regions with TCO. An analysis of selected comparable companies is not purely quantitative, rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected comparable companies and other factors that could affect the public trading values of the companies reviewed.

In conducting comparable companies valuation analysis, Chenghe’s management and Board compared TCO against the selected comparable companies in the ratio of EV/2024E Revenues. The total EV of TCO is calculated based on the pre-money equity value of $380 million on a fully diluted basis.

Chenghe’s management believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company valuation analysis. Accordingly, Chenghe’s management also made qualitative judgments, based on its experience and the professional judgment of its management team, concerning differences between the operations, business and/or financial characteristics of TCO and the selected comparable companies to provide a context in which to consider the results of the quantitative analysis.

Valuation Benchmarking

The median ratios of EV/2024E Revenues of the selected comparable companies in (i) optical and electrical components and (ii) LIDAR solutions are 2.8X and 8.9X, respectively. Chenghe’s management and Board determined that it is appropriate to use 4.3X as a reasonable multiple applied to the company’s 2026E revenue in calculating the TCO EV.

C.     Conclusion and recommendation of Chenghe’s Board

Have considered the foregoing, Chenghe’s management, with the assistance of CCM, concluded that TCO was an attractive business combination target, as it compared favorably against the selected comparable companies in terms of the historical revenue growth rate, particularly in the most recent fiscal year of 2022, with a ratio of EV/2024E Revenues comparable to that of the selected comparable companies in (i) optical and electrical components and (ii) LIDAR solutions.

Chenghe’s Board reviewed and discussed the valuation analysis of TCO prepared by the management team of Chenghe with the assistance of CCM, and believes that TCO has the potential to implement its business development plans and scale up its operations accordingly. Chenghe’s Board believes that after its review of other business combination opportunities reasonably available to Chenghe and its evaluation of the consequence of liquidation of Chenghe without consummating an initial business combination, the Business Combination with TCO represents the best potential business combination for Chenghe and its shareholders, based upon the process utilized to evaluate and assess other potential acquisition targets and the liquidation distribution of trust account to the shareholders, and Chenghe’s Board believes that such process has not presented a better alternative. On the basis of the foregoing, Chenghe’s Board believes that, in its reasonable business judgement, such valuation analysis supported the pre-money fully diluted equity valuation of TCO at US$380 million and it’s in the best interest of Chenghe’s shareholders to approve and implement the Business Combination with TCO.

The results of the above-referenced analyses supported Chenghe’s management’s determination that it was fair and in the best interests of Chenghe and its shareholders, and that it was advisable, to enter into the Merger Agreement and the Ancillary Agreements to which Chenghe is, or will be, a party and to consummate the transactions contemplated thereby, including the Business Combination.

Interests of Certain Persons in the Business Combination

In considering the recommendation of the SPAC Board to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, the Sponsor, SPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other SPAC Shareholders generally, which could cause them to benefit from and incentivize them to pursue a business combination with a less favorable target company or on terms less favorable to non-redeeming shareholders rather than liquidate. SPAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination and did not believe that such interests would preclude them from approving the Business Combination or from recommending the Business Combination to SPAC Shareholders, considering that these interests would be disclosed in this Registration Statement/Proxy Statement. SPAC Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that the SPAC Initial Shareholders paid an aggregate of $25,000 for 2,875,000 SPAC Class B Ordinary Shares, which will have a significantly higher value at the time of the Business Combination but will become worthless if a business combination is not consummated by SPAC Termination Date. Based on the average of the high ($[            ]) and low ($[            ]) prices for the SPAC Class A Ordinary Shares on Nasdaq on [            ], 20[            ], the value of the SPAC Class B Ordinary Shares would be $[            ];

•        the fact that the Sponsor paid an aggregate of approximately $7,750,000 for its 7,750,000 SPAC Private Placement Warrants to purchase SPAC Class A Ordinary Shares and that such SPAC Private Placement Warrants will expire worthless if a business combination is not consummated by the SPAC Termination Date. Based on the average of the high ($[            ]) and low ($[            ]) prices for the SPAC Public Warrants on Nasdaq on [            ], 20[            ], the value of the SPAC Private Placement Warrants would be $[            ];

•        the fact that the SPAC Initial Shareholders are anticipated to hold 16.92% of issued and outstanding shares of CayCo immediately following the Business Combination (assuming no redemptions of holders of SPAC Class A Ordinary Shares and the exercise of SPAC Private Placement Warrants);

•        the fact that given the differential in the purchase price that SPAC Initial Shareholders paid for the SPAC Class B Ordinary Shares and the purchase price that the Sponsor paid for the SPAC Private Placement Warrants as compared to the price of the SPAC Class A Ordinary Shares and SPAC Public Warrants and the substantial number of SPAC Class A Ordinary Shares that the SPAC Initial Shareholders will receive upon conversion of the SPAC Class B Ordinary Shares and SPAC Private Placement Warrants, the SPAC Initial Shareholders can earn a positive return on their investment, even if holders of SPAC Class A Ordinary Shares have a negative return on their investment;

•        the fact that the SPAC Initial Shareholders have agreed not to redeem any SPAC Ordinary Shares held by them in connection with the shareholder vote to approve a proposed initial business combination pursuant to a letter agreement dated April 27, 2022 entered into with SPAC;

•        the fact that the SPAC Initial Shareholders will lose their entire investment in SPAC if an initial business combination is not consummated by the SPAC Termination Date. The SPAC Initial Shareholders and their respective affiliates have not incurred any out-of-pocket fees and expenses in relation to the initial business combination since the SPAC IPO, except that, in connection with the Extension, pursuant to the SPAC MAA, the Sponsor shall deposit for each monthly extension beyond August 2, 2023 an amount equal to $100,000 into the Trust Account as a loan that will not bear interest and repayable by SPAC upon consummation of an initial business combination, which will be forgiven if SPAC is unable to consummate an initial business combination except to the extent of any funds held outside of the Trust Account;

•        the fact that the SPAC Initial Shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to SPAC Class B Ordinary Shares held by them if SPAC fails to complete an initial business combination by the SPAC Termination Date;

•        the fact that the SPAC Initial Shareholders and their respective affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on SPAC’s behalf, such as identifying and investing possible business targets and business combinations. However, if SPAC fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, SPAC may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by the SPAC Termination Date;

•        the right of the SPAC Initial Shareholders to hold the CayCo Ordinary Shares and CayCo Warrants following the Business Combination, subject to certain lock-up periods;

•        in the event of the liquidation of the Trust Account upon the failure of SPAC to consummate a business combination by the SPAC Termination Date, the Sponsor has agreed to indemnify SPAC to ensure that the proceeds in the Trust Account are not reduced below $10.30 per SPAC Class A Ordinary Share, or such lesser per-public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which SPAC has entered into a written letter of intent, confidentiality or other similar agreement or claims of any third party (other than its independent public accountants) for services rendered or products sold to SPAC, provided that such indemnification will not apply to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account, nor will it apply to any claims under indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act;

•        the Sponsor (including its representatives and affiliates) and SPAC’s officers and directors are, or in the future may become, affiliated with entities that are engaged in similar business to SPAC. For example, Mr. Richard Qi Li also serves as a director and the chief executive officer of HH&L Acquisition Co, a NYSE-listed special purpose acquisition company. In addition, on October 6, 2023, Chenghe I, acquired (i) 2,650,000 Class B ordinary shares of LATG, a Nasdaq-listed special purpose acquisition company, and (ii) 7,900,000 private placement warrants of LATG, from LatAmGrowth Sponsor, LLC, a Delaware limited liability company, and following such acquisition, Chenghe I became the sponsor of LATG, and appointed Ms. Anna Zhou as the chief executive officer and chief financial officer of LATG,

Dr. Shibin Wang as a director and the chairman of the board of director of LATG, each of Mr. Ning Ma and Mr. Kwan Sun as an independent director of LATG to replace the then-current directors and officers of LATG. The Sponsor and its officers and directors are not prohibited from sponsoring, or otherwise becoming involved with, another blank check company prior to SPAC completing its initial business combination. SPAC’s officers and directors may become aware of business opportunities which may be appropriate for presentation to SPAC, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in SPAC’s favor and such potential business opportunities may be presented to other entities prior to their presentation to SPAC, subject to application fiduciary duties under Cayman Companies Act. SPAC MAA provide that SPAC renounces its interest in any corporate opportunity offered to any officer or director of SPAC. This waiver allows SPAC’s officers and directors to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. SPAC does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

•        the fact that the Business Combination Agreement provides for the continued indemnification of SPAC’s existing directors and officers and the continuation of the directors’ and officers’ liability insurance after the Business Combination; and

•        the fact that SPAC has entered into a registration rights agreement with the SPAC Initial Shareholders, which provides for customary registration rights to them and their permitted transferees.

Satisfaction of 80% Test

The rules of Nasdaq and SPAC MAA requires that SPAC must consummate an initial business combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts of any deferred underwriting discount held in trust and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement in connection with its initial business combination. Based on the qualitative and quantitative information used to approve the Business Combination described herein, SPAC Board determined that the foregoing 80% net asset requirement was met. SPAC Board believes that the financial skills and background of its members qualify it to conclude that the acquisition met the 80% net asset requirement.

Regulatory Matters

The Business Combination is not subject to any federal or state regulatory requirement or approval, except for (i) the Taiwan IC Approval and (ii) the filings with the Cayman Islands Registrar of Companies in accordance with the Cayman Companies Act necessary to effectuate the Business Combination.

Redemption Rights

Pursuant to SPAC MAA, a holder of SPAC Class A Ordinary Shares may demand that SPAC redeem its SPAC Class A Ordinary Shares for cash if the Business Combination is consummated; provided that SPAC may not consummate the Business Combination if it has less than $5,000,001 of net tangible assets either immediately prior to or upon consummation of the Business Combination (for the avoidance of doubt, the consummation of the Business Combination is still subject to the satisfaction of the closing conditions under the Business Combination Agreement unless waived, if applicable). Notwithstanding the foregoing, a holder of SPAC Class A Ordinary Shares, together with any affiliate of his or her or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 20% of the SPAC Class A Ordinary Shares. Accordingly, all SPAC Class A Ordinary Shares in excess of 20% held by a holder of SPAC Class A Ordinary Shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed and converted into cash. Holders of SPAC Class A Ordinary Shares who wish to exercise their redemption rights must demand that SPAC redeem their SPAC Class A Ordinary Shares for cash and tender their SPAC Class A Ordinary Shares to SPAC Transfer Agent no later than two (2) Business Days prior to the SPAC Shareholders’ Meeting. Holders of SPAC Class A Ordinary Shares may tender their SPAC Class A Ordinary Shares by either delivering their share certificates (if any) and other redemption forms to the SPAC Transfer Agent or by delivering their SPAC Class A Ordinary Shares electronically to the SPAC

Transfer Agent using The Depository Trust Company’s DWAC System. Any holders of SPAC Class A Ordinary Shares satisfying the requirements for exercising redemption rights will be entitled to a pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was $[            ], or $[            ] per share, as of the Record Date), less taxes payable and up to $100,000 of interest to pay dissolution expenses. Such amount will be paid promptly upon consummation of the Business Combination. There are currently no owed but unpaid income taxes on the funds in the Trust Account. If a holder of SPAC Class A Ordinary Shares exercises his, her or its redemption rights, then it will be exchanging its shares for cash and will not become a shareholder of CayCo post-Closing. Any request for redemption, once made by a holder of SPAC Class A Ordinary Shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is [            ], 20[            ] (two (2) Business Days prior to the date of the SPAC Shareholders’ Meeting), and thereafter, with SPAC’s consent, until the Closing. If you deliver your share certificates (if any) and other redemption forms to SPAC Transfer Agent and later decide prior to the SPAC Shareholders’ Meeting not to elect redemption, you may request that SPAC Transfer Agent return the shares (physically or electronically). See the section of this Registration Statement/Proxy Statement entitled “Extraordinary General Meeting of SPAC Shareholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to convert your shares into cash.

Resale of CayCo Ordinary Shares

The CayCo Ordinary Shares to be issued to shareholders of SPAC in connection with the Business Combination will be freely transferable under the Securities Act except for shares issued to any shareholder who may be deemed for purposes of Rule 144 under the Securities Act an “affiliate” of SPAC immediately prior to the Merger Effective Time or an “affiliate” of CayCo following the Business Combination. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with, CayCo or SPAC (as appropriate) and may include the executive officers, directors and significant shareholders of CayCo or SPAC (as appropriate).

Stock Exchange Listing of CayCo Ordinary Shares

CayCo will use reasonable best efforts to cause, prior to the Merger Effective Time, the CayCo Ordinary Shares to be approved for listing on the Stock Exchange under the proposed symbol “SELX,” subject to official notice of issuance. Approval of the listing on the Stock Exchange of the CayCo Ordinary Shares (subject to official notice of issuance) is a condition to each party’s obligation to complete the Business Combination.

Delisting and Deregistration of SPAC Securities

If the Business Combination is completed and no other business combination is completed by the SPAC Termination Date, the SPAC Units and the SPAC Class A Ordinary Shares will be delisted from Nasdaq and will be deregistered under the Exchange Act.

CayCo as a Foreign Private Issuer under the Exchange Act Post-Closing

CayCo expects to remain a “foreign private issuer” (under SEC rules). Consequently, upon consummation of the Business Combination, CayCo will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. CayCo will be required to file its annual report on Form 20-F for the year ending December 31, 2023 with the SEC by April 30, 2024. In addition, CayCo will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by CayCo in the Cayman Islands or that is distributed or required to be distributed by CayCo to its shareholders.

Based on its foreign private issuer status, CayCo will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. CayCo will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information.

In addition, among other matters, CayCo’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the CayCo Ordinary Shares.

Despite its initial exemption due to its foreign private issuer status, CayCo nevertheless expects to issue interim quarterly financial information publicly and to furnish it to the SEC on Form 6-K.

CayCo as an Emerging Growth Company under U.S. Federal Securities Laws Post-Closing and Related Implications

The SPAC is, and following the Business Combination, CayCo will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, CayCo will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and Registration Statement/Proxy Statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find the CayCo’s securities less attractive as a result, there may be a less active trading market for the CayCo’s securities and the prices of CayCo’s securities may be more volatile.

Post-Closing, CayCo will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the SPAC IPO, (b) in which CayCo has total annual gross revenue of at least $1.235 billion, or (c) in which CayCo is deemed to be a large accelerated filer, which means the market value of the CayCo’s common equity that is held by non-affiliates exceeds $700 million as of the last Business Day of its most recently completed second fiscal quarter; and (ii) the date on which CayCo has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Vote Required for Approval

The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and pursuant to SPAC MAA, being the affirmative vote of shareholders holding a majority of the ordinary shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

Brokers are not entitled to vote on the Business Combination Proposal absent voting instructions from the beneficial holder. An abstention will be counted towards the quorum requirement but, as a matter of Cayman Islands law, will not count as a vote cast at the Extraordinary General Meeting. Broker non-votes do not count as votes cast.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, Chenghe Acquisition Co. (“SPAC”)’s entry into the Business Combination Agreement, dated as of July 21, 2023, with Semilux International Ltd. (“CayCo”), SEMILUX LTD. (“Merger Sub”) and Taiwan Color Optics, Inc., a copy of which is attached to the accompanying Registration Statement/Proxy Statement as Annex A, pursuant to which, among other things, Merger Sub will merge with and into SPAC with SPAC being the surviving company of the merger, and becoming a wholly-owned subsidiary of CayCo (the “Merger”), with shareholders of SPAC being shareholders of CayCo, in accordance with the terms and subject to the conditions of the Business Combination Agreement, and the transactions contemplated thereby be approved, ratified and confirmed in all aspects.”

Recommendation of SPAC’s Board of Directors

SPAC Board recommends a vote “FOR” adoption of the Business Combination Proposal.

SPAC SHAREHOLDERS PROPOSAL NO. 2 — THE MERGER PROPOSAL

Overview

Assuming the Business Combination Proposal is approved at the Extraordinary General Meeting, shareholders are being asked to approve, pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, the adoption of the plan of merger to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including, without limitation the Merger. A copy of the Plan of Merger is attached as Annex A-1 to the accompanying Registration Statement/Proxy Statement.

Vote Required for Approval

The approval of the Merger Proposal will require a special resolution under Cayman Islands law, being the affirmative vote of shareholders holding at least two-thirds of the ordinary shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

Brokers are not entitled to vote on the Authorized Share Capital Amendment Proposal absent voting instructions from the beneficial holder. An abstention will be counted towards the quorum requirement but, as a matter of Cayman Islands law, will not count as a vote cast at the Extraordinary General Meeting. Broker non-votes do not count as votes cast.

The Merger Proposal is conditioned on the approval of the Business Combination Proposal, the Authorized Share Capital Amendment Proposal, and the Articles Amendment Proposals at the Extraordinary General Meeting. The approval of the Merger Proposal is a condition to the consummation of the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that,

(a)     SPAC be authorized to merge with Merger Sub so that SPAC be the surviving company and all the undertaking, property and liabilities of Merger Sub vest in SPAC by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands;

(b)    the Plan of Merger, a copy of which is attached to the accompanying Registration Statement/Proxy Statement as Annex A-1 (the “Plan of Merger”), be authorized, approved and confirmed in all respects and SPAC be authorized to enter into the Plan of Merger; and

(c)     the Plan of Merger be executed by any one director of SPAC (a “Director”) on behalf of SPAC and any Director or Maples and Calder (Hong Kong) LLP or Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services Limited, be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands.”

Recommendation of SPAC’s Board of Directors

SPAC Board recommends a vote “FOR” adoption of the Merger Proposal.

SPAC SHAREHOLDERS PROPOSAL NO. 3 — THE AUTHORIZED SHARE CAPITAL AMENDMENT PROPOSAL

Overview

Assuming the Business Combination Proposal is approved at the Extraordinary General Meeting, shareholders are being asked to approve, with effect from the effective time of the Merger, the reclassification and re-designation of (a) 500,000,000 issued and unissued Class A ordinary shares of a par value of $0.0001 each to 500,000,000 issued and unissued ordinary shares of a par value of $0.0001 each; (b) 50,000,000 issued and unissued Class B ordinary shares of a par value of $0.0001 each to 50,000,000 issued and unissued ordinary shares of a par value of $0.0001 each; and (c) 5,000,000 authorized but unissued preference shares of a par value of $0.0001 each to 5,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each (the “Re-designation”) so that following such Re-designation, the authorized share capital of Chenghe shall be $55,500 divided into 555,000,000 ordinary shares of a par value of $0.0001 each, and immediately after the Re-designation, the authorized share capital of Chenghe be amended from $55,500 divided into 555,000,000 ordinary shares of a par value of $0.0001 each to $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each by the cancellation of 55,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each.

Vote Required for Approval

The approval of the Authorized Share Capital Amendment Proposal will require an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting.

Brokers are not entitled to vote on the Authorized Share Capital Amendment Proposal absent voting instructions from the beneficial holder. An abstention will be counted towards the quorum requirement but, as a matter of Cayman Islands law, will not count as a vote cast at the Extraordinary General Meeting. Broker non-votes do not count as votes cast.

The Authorized Share Capital Amendment Proposal is conditioned on the approval of the Business Combination Proposal, the Merger Proposal and the Articles Amendment Proposals at the Extraordinary General Meeting. The approval of the Authorized Share Capital Amendment Proposal is a condition to the consummation of the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, with effect from the effective time of the Merger, the authorized share capital of SPAC be reclassified and re-designated as follows: (i) 500,000,000 issued and unissued Class A ordinary shares of a par value of $0.0001 each be reclassified and re-designated as 500,000,000 issued and unissued ordinary shares of a par value of $0.0001 each; (ii) 50,000,000 issued and unissued Class B ordinary shares of a par value of $0.0001 each be reclassified and re-designated as 50,000,000 issued and unissued ordinary shares of a par value of $0.0001 each; and (iii) 5,000,000 authorized but unissued preference shares of a par value of $0.0001 each be reclassified and re-designated as 5,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each (the “Re-designation”) so that following such Re-designation, the authorized share capital of SPAC shall be $55,500 divided into 555,000,000 ordinary shares of a par value of $0.0001 each, and immediately after the Re-designation, the authorized share capital of SPAC be amended from $55,500 divided into 555,000,000 ordinary shares of a par value of $0.0001 each to $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each by the cancellation of 55,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each.”

Recommendation of SPAC’s Board of Directors

SPAC Board recommends a vote “FOR” adoption of the Authorized Share Capital Amendment Proposal.

SPAC SHAREHOLDERS PROPOSAL NO. 4 — THE ARTICLES AMENDMENT PROPOSALS

Overview

Assuming the Business Combination Proposal is approved at the Extraordinary General Meeting, shareholders are being asked to approve, as two separate proposals, with effect from the effective time of the Merger, (a) the change of name of Chenghe from “Chenghe Acquisition Co.” to “SEMILUX LTD.” and (b) the amended and restated memorandum and articles of association of SPAC currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Restated M&A. A copy of the Restated M&A is attached as Annex H to this Registration Statement/Proxy Statement.

Vote Required for Approval

The approval of each of the Articles Amendment Proposals will require a special resolution under Cayman Islands law and pursuant to SPAC MAA, being the affirmative vote of shareholders holding at least two-thirds of the ordinary shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present.

Brokers are not entitled to vote on the Articles Amendment Proposals absent voting instructions from the beneficial holder. An abstention will be counted towards the quorum requirement but, as a matter of Cayman Islands law, will not count as a vote cast at the Extraordinary General Meeting. Broker non-votes do not count as votes cast.

Each of the Articles Amendment Proposals is conditioned on the approval of the Business Combination Proposal and the Authorized Share Capital Amendment Proposal at the Extraordinary General Meeting. The approval of the Articles Amendment Proposals is a condition to the consummation of the Business Combination.

Resolutions to be Voted Upon

The full text of the resolutions to be passed is as follows:

“RESOLVED, as a special resolution, that, with effect from the effective time of the Merger, the name of SPAC be changed from “Chenghe Acquisition Co.” to “SEMILUX LTD.”

RESOLVED, as a special resolution, that, with effect from the effective time of the Merger, the amended and restated memorandum and articles of association of SPAC currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association attached to the accompanying Registration Statement/Proxy Statement as Annex H.”

Recommendation of SPAC Board of Directors

SPAC Board recommends a vote “FOR” adoption of each of the Articles Amendment Proposals.

SPAC SHAREHOLDERS PROPOSAL NO. 5 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal allows SPAC Board to submit a proposal to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve one or more proposals presented to SPAC Shareholders for vote. In no event will SPAC solicit proxies to adjourn the Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under the SPAC MAA and Cayman Islands law.

Consequences If the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is not approved by SPAC Shareholders, SPAC Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal. In such event, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the SPAC Shareholders’ Meeting. Broker non-votes do not count as votes cast.

The Adjournment Proposal will not be presented if each of the Business Combination Proposal, the Merger Proposal, the Authorized Share Capital Amendment Proposal and the Articles Amendment Proposals is approved. The Adjournment Proposal is not conditioned upon any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Extraordinary General Meeting be approved.”

Recommendation of SPAC’s Board of Directors

SPAC Board recommends a vote “FOR” adoption of the Adjournment Proposal.

THE BUSINESS COMBINATION AGREEMENT AND ANCILLARY DOCUMENTS

The Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A to this Registration Statement/Proxy Statement. SPAC Shareholders and other interested parties are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Merger.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this Registration Statement/Proxy Statement. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this Registration Statement/Proxy Statement as characterizations of the actual state of facts about SPAC, TCO, CayCo, Merger Sub or any other matter.

Structure of the Business Combination

On July 21, 2023, SPAC, TCO, CayCo and Merger Sub, entered into a Business Combination Agreement, pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, (i) immediately after the TCO Restructuring Closing and at the Merger Effective Time, Merger Sub will merge with and into SPAC, the separate corporate existence of Merger Sub will cease and SPAC will be the surviving corporation and a wholly owned subsidiary of CayCo; and (ii) SPAC will change its name to “SEMILUX LTD.”

The closing of the Business Combination will be conditional upon, among other things, the TCO Restructuring Closing.

TCO Restructuring

To maximize Cayco’s control over TCO’s business and operations after the Closing and enhance the efficiency of future fundraising, the parties intend to have each existing TCO Shareholder exchange the Company Shares held by it, him or her with CayCo Ordinary Shares, so that at the Closing, or as soon as practicable thereafter, CayCo will be the sole shareholder of TCO. Pursuant to the Business Combination Agreement, CayCo shall have acquired at least 90.1% of all issued and outstanding Company Shares on or prior to the Closing. Such restructuring is expected to be effected in two phases.

As of the date of the Business Combination Agreement, CayCo had entered into the Phase I Restructuring Documents with certain shareholders of TCO, pursuant to which CayCo will acquire 60% of the Aggregate Fully Diluted Company Shares of TCO.

From the date of the Business Combination Agreement until the Closing, TCO shall use its best efforts to sign the Phase II Restructuring Documents with all of the remaining TCO Shareholders within twenty (20) Business Days after TCO has received the Company Shareholder Approval. The terms of the Phase II Restructuring Documents are expected be substantially the same as those of the Phase I Restructuring Documents. The TCO Parties shall each use their respective best efforts to procure that sufficient TCO Shareholders will execute the Company Restructuring Documents such that the Company Acquisition Percentage shall be at least 90.1%.

The TCO Parties agree that the Company Restructuring Documents shall provide that at the TCO Restructuring Closing, CayCo shall issue and allot to each TCO Shareholder who has agreed to so subscribe in respect of each Company Share owned by such person, a number of CayCo Ordinary Shares that is no more than the Subscription Factor.

The closing of the TCO Restructuring shall take place at least one (1) Business Day before the Closing Date or such other time and place as SPAC and TCO may mutually agree.

As soon as practicable and to the extent legally feasible under applicable laws after the Closing, TCO shall enter into and consummate a share exchange transaction with CayCo pursuant to the Merger and Acquisition Act for CayCo to acquire the Company Shares owned by the Remaining Company Shareholders with cash consideration at a price per share no greater than the per share equity value implied by the Base Equity Value. At the consummation of such share exchange transaction, CayCo will be the sole shareholder of TCO.

The “Subscription Factor” is a number resulting from dividing (x) the result of the quantity of the Base Equity Value divided by US$10.00, by (y) the Aggregate Fully Diluted Company Shares as at the time of calculation. The “Aggregate Fully Diluted Company Shares” means, without duplication, the aggregate number of Company Shares that are (i) issued and outstanding or (ii) issuable upon, or subject to the consummation of any PIPE Investment, if any. The “Base Equity Value” means US$380,000,000. The “Company Acquisition Percentage” means a number, expressed as a percentage, calculated by dividing (x) the number of Aggregate Fully Diluted Company Shares owned by CayCo immediately after the TCO Restructuring Closing by (y) the Aggregate Fully Diluted Company Shares at such time.

Merger

At the Closing, in accordance with the Companies Act (as revised) of the Cayman Islands, Merger Sub will merge with and into SPAC, the separate corporate existence of Merger Sub will cease and SPAC will be the surviving corporation and a wholly-owned subsidiary of CayCo.

Effect of the Merger on the Share Capital of SPAC and Merger Sub

Pursuant to the Business Combination Agreement, at the Merger Effective Time, the following will occur:

(a)     each outstanding SPAC Unit, consisting of one (1) SPAC Class A Ordinary Share and one-half (1/2) of one (1) SPAC Warrant, will be automatically separated and the holder thereof will be deemed to hold one (1) SPAC Class A Ordinary Share and one-half (1/2) of one (1) SPAC Warrant;

(b)    each SPAC Class B Ordinary Share that is issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into one (1) SPAC Class A Ordinary Share and each SPAC Class B Ordinary Shares shall no longer be issued and outstanding and shall automatically be cancelled and cease to exist;

(c)     each SPAC Class A Ordinary Share (which for the avoidance of doubt, includes the SPAC Class A Ordinary Shares (A) issued in connection with the SPAC Class B Conversion; and (B) held as a result of Unit Separation) shall be converted into the right to receive one (1) CayCo Ordinary Share; and

(d)     each SPAC Warrant that is outstanding and unexercised shall be automatically converted into the right to receive a CayCo Warrant, which shall be on the same terms and conditions as the applicable SPAC Warrant.

Closing

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the Closing will take place by conference call and by exchange of signature pages by email or other electronic transmission, at a time and date specified in writing by SPAC and TCO, which shall be no later than three (3) Business Days after the first date on which all conditions set forth in Article VIII of the Business Combination Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as SPAC and TCO may mutually agree in writing.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of SPAC and the TCO Parties, certain of which are qualified by materiality and material adverse effect (as defined below) and may be further modified and limited by the disclosure letters. See “Material Adverse Effect” below. The representations and warranties of SPAC are also qualified by information included in SPAC’s public filings, filed or submitted to the SEC on or prior to the date of the Business Combination Agreement (subject to certain exceptions contemplated by the Business Combination Agreement).

Representations and Warranties of the TCO Parties

Each of the TCO Parties has made representations and warranties relating to, among other things, TCO organization, subsidiaries, due authorization, no conflict, governmental authorities and approvals, capitalization of TCO, financial statements, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, TCO benefit plans, labor relations and employees, taxes, brokers’ fees, insurance, permits, equipment and other tangible property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, registration statement and Registration Statement/Proxy Statement, customers and vendors, absence of certain business practices and anti-corruption compliance, government contracts and grants, sufficiency of assets, Company Restructuring Documents, financial assistance, related party transactions and information supplied.

The representations and warranties of the TCO Parties identified as fundamental under the terms of the Business Combination Agreement are the representations and warranties made pursuant to the first and second sentences of Section 5.1 (TCO Organization), Section 5.2 (Subsidiaries), Section 5.3 (CayCo and Merger Sub), Section 5.4 (Due Authorization), Section 5.5 (No Conflict), Section 5.6 (Governmental Authorities; Approvals); Section 5.7 (Capitalization of TCO) and Section 5.16 (Brokers’ Fees) of the Business Combination Agreement.

Representations and Warranties of SPAC

SPAC has made representations and warranties relating to, among other things, SPAC organization, subsidiaries, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing, financial statements, governmental authorities and approvals, trust account, Investment Company Act and JOBS Act, absence of changes, no undisclosed liabilities, capitalization of SPAC, brokers’ fees, business activities, the Nasdaq stock market quotation, registration statement and Registration Statement/Proxy Statement, and information supplied.

Survival of Representations and Warranties

Except in the case of claims against a person in respect of such person’s willful misconduct or actual fraud, the representations and warranties of the respective parties to the Business Combination Agreement generally will not survive the Closing.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of the TCO Parties are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a material adverse effect with respect to the TCO Parties means any event, state of facts, development, circumstance, occurrence or effect that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or condition of the Group or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of the TCO Parties to consummate the Merger.

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”:

(a)     any change in applicable laws or accounting rules (including GAAP) or any interpretation thereof following the date of the Business Combination Agreement;

(b)    any change in interest rates or economic, political, business or financial market conditions generally;

(c)     any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic;

(d)    any acts of terrorism or war, the outbreak or escalation of hostilities;

(e)     the announcement of the Business Combination Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but, in each case, only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers or employees of the Group;

(f)     the taking of any action by TCO that is expressly required by the Business Combination Agreement; and

(g)    any action taken by, or at the written request, of SPAC.

Any Event referred to in clauses (a), (b), (c) or (d) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Group, relative to similarly situated companies in the industry in which the Group conduct its operations.

Covenants and Agreements

Each TCO Party has made covenants relating to, among other things, TCO Parties’ conduct of business, the Company Restructuring Documents, access, preparation and delivery of additional TCO financial statements, exclusivity, preparation of Registration Statement/Proxy Statement, TCO’s shareholder approval, post-closing directors and officers, indemnification and insurance, listing of CayCo securities and third party consents.

SPAC has made covenants relating to, among other things, SPAC’s conduct of business, no solicitation by SPAC, SPAC’s shareholder approval, trust account proceeds and related available equity, the Nasdaq listing and SPAC public filings.

Conduct of Business by the TCO Parties

Each TCO Party has agreed that from the date of the Business Combination Agreement through the earlier of the Closing or the termination of the Business Combination Agreement (the “Interim Period”), each TCO Party will, except as explicitly contemplated by the Business Combination Agreement, the Company Restructuring Documents or the Ancillary Documents, as required by law or as disclosed to or consented to by SPAC in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), use reasonable efforts to operate the business of the Group in the ordinary course of business consistent with past practice. TCO has also agreed to comply with all laws applicable to it, and its businesses, assets and employees.

During the Interim Period, except as disclosed to and consented to by SPAC in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), the TCO Parties will not, except as otherwise explicitly contemplated by the Business Combination Agreement, the Company Restructuring Documents or the Ancillary Documents or as required by law:

(a)     change or amend the Governing Documents of TCO, CayCo or Merger Sub or form or cause to be formed any new Subsidiary of TCO;

(b)    make, declare, set a record date for or pay any dividend or distribution to the shareholders of TCO or make, declare, set a record date for or pay any other distributions in respect of any of the TCO’s capital share or equity interests;

(c)     subdivide, consolidate, reclassify, recapitalize or otherwise amend any terms of any shares or series of TCO’s capital share or equity interests;

(d)    purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital share, membership interests or other equity interests of TCO, except for the acquisition by TCO of any shares of capital share, membership interests or other equity interests of TCO in connection with the forfeiture or cancellation of such interests;

(e)     enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) certain material contracts of the Group or any real property lease, in each case, other than entry into, modification, or termination of such agreements in the ordinary course of business consistent with past practice;

(f)     sell, assign, transfer, convey, lease or otherwise dispose of or subject to a lien (other than a lien permitted under the Business Combination Agreement) any material tangible assets or properties of the Group, including the leased real property, except for dispositions of obsolete or worthless equipment in the ordinary course of business;

(g)    acquire any ownership interest in any real property;

(h)    except as otherwise required by existing TCO benefit plans or applicable law or certain material contracts of the Group, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any non-officer employee in the ordinary course of business consistent with past practice, (ii) make any change in the key management structure of the Group, or hire or terminate the employment of employees with an annual base salary of US$50,000 or more, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into, materially amend or modify any actuarial or other assumptions used in respect of, any TCO benefit plan, (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except to any such individuals who are not directors or officers of the Group in the ordinary course of business consistent with past practice not to exceed 3% in the aggregate and 5% individually, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Group, or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Group, except in the ordinary course of business consistent with past practice, or (vii) grant any equity or equity-based compensation awards;

(i)     acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(j)     make any material loans or material advances to any person, except for (i) advances to employees, officers or independent contractors of the Group for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice, and (ii) payment terms for customers in the ordinary course of business;

(k)    (i) make, change or revoke any Tax election, (ii) amend, modify or otherwise change any filed tax return, (iii) adopt or request permission of any taxing authority to change any accounting method for Tax purposes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with any Governmental Authority, (v) settle any claim or assessment in respect of any Taxes, (vi) knowingly surrender or allow to expire any right to claim a refund of any Taxes, (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any Taxes or in respect to any Tax attribute that would give rise to any claim or assessment of Taxes, or (viii) incur any material Tax liabilities outside of the ordinary course of business consistent with past practice;

(l)     take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent, impair or impede the Intended Tax Treatment of the Transactions, the TCO Restructuring, or the Business Combination;

(m)   (i) incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of TCO or guaranty any debt securities of another person, other than any indebtedness or guarantee incurred in the ordinary course of business and in an aggregate amount not to exceed, individually or in the aggregate, US$200,000; or (ii) discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise), which individually or in the aggregate exceed US$200,000;

(n)    issue any Company Shares or securities exercisable for or convertible into Company Shares or grant any additional equity or equity-based compensation;

(o)    adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of TCO (other than the Merger);

(p)    waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other legal proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than US$300,000 in the aggregate;

(q)    (i) grant to, or agree to grant to, any person any right to or interest in any intellectual property that is material to the Group, (ii) sell, dispose of, abandon or permit to lapse any rights to any intellectual property (other than incidental non-exclusive licenses entered into in the ordinary course of business consistent with past practice), except for the expiration of intellectual property registered or applied for and is owned or purported to be owned by the Group that cannot be further maintained or renewed by applicable statute, or (iii) permit any material intellectual property to become subject to a lien (other than a lien permitted under the Business Combination Agreement);

(r)     disclose or agree to disclose to any person (other than SPAC or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Group, other than in the ordinary course of business consistent with past practice and pursuant to written obligations to maintain the confidentiality thereof;

(s)     make or commit to make capital expenditures other than in an amount not in excess of the amount disclosed to SPAC, in the aggregate;

(t)     manage the Group’s working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

(u)    change or amend the privacy policies except as required by applicable law;

(v)    enter into, modify, amend, renew or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable law, or recognize or certify any labor union, works council, labor organization or group of employees of the Group as the bargaining representative for any employees of the Group;

(w)    waive the restrictive covenant obligations of any current or former employee, director or other service provider of the Group;

(x)    (i) limit the right of the Group to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any person;

(y)    amend in a manner materially detrimental to the Group, terminate, permit to lapse or fail to use reasonable best efforts to maintain any material governmental approval or material permit required for the conduct of the business of the Group;

(z)     avoid or eliminate each and every impediment and to ensure the Taiwan IC Approval to be effective and in full force until the Closing Date;

(aa)   change, replace, alter, or terminate the engagement with, the auditor of the Group;

(bb)  waive, amend, revoke or terminate the Phase I Restructuring Documents;

(cc)   terminate or amend in a manner materially detrimental to the Group any material insurance policy insuring the business of the Group; or

(dd)  enter into any agreement to do any action prohibited under the Business Combination Agreement.

Conduct of Business of SPAC

SPAC has agreed that during the Interim Period, SPAC will, except as contemplated by the Business Combination Agreement or the Ancillary Documents, as required by law, or as disclosed to or consented to by TCO in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), use reasonable efforts to operate its business in the ordinary course and consistent with past practice.

During the Interim Period, except as consented to by TCO in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), SPAC will not, except as otherwise contemplated by the Business Combination Agreement or the Ancillary Documents or as required by law:

(a)     form or establish any Subsidiary;

(b)    seek any approval from the SPAC Shareholders, to change, modify or amend the Trust Agreement or the Governing Documents of SPAC, except as contemplated by the SPAC Shareholder Proposals;

(c)     except as contemplated by the SPAC Shareholder Proposals, (A) make, declare, set a record date for or pay any dividend or distribution to the SPAC Shareholders or make, declare, set a record date for or declare any other distributions in respect of any of SPAC’s share, share capital or equity interests, (B) subdivide, consolidate, reclassify or otherwise amend any terms of any of SPAC’s share capital or equity interests, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, membership interests, warrants or other equity interests of SPAC, other than a redemption of SPAC Ordinary Shares made in connection with the SPAC Shareholder Proposals;

(d)    take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent, impair or impede the Intended Tax Treatment of the Transactions, the TCO Restructuring or the Business Combination;

(e)     enter into, renew or amend in any material respect, any transaction or contract with an affiliate of SPAC (including, for the avoidance of doubt, (x) the Sponsor and (y) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(f)     incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of TCO or guaranty any debt securities of another person, other than any indebtedness for borrowed money or guarantee (x) incurred in the ordinary course of business consistent with past practice, (y) in respect of any Working Capital Loan, or (z) in respect of any transaction expense by SPAC;

(g)    incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses for professional services incurred in support of the transactions contemplated by the Business Combination Agreement and the Ancillary Documents or in support of the ordinary course operations of SPAC (which the parties agree shall include any indebtedness in respect of any Working Capital Loan);

(h)    (A) issue any ordinary shares or preference shares of SPAC or securities exercisable for or convertible into such securities, (B) grant any options, warrants or other equity-based awards with respect to such securities not outstanding on the date of the Business Combination Agreement, or (C) amend, modify or waive any of the material terms or rights set forth in any SPAC Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(i)     liquidate, dissolve, reorganize or otherwise wind up the business or operations of SPAC; or

(j)     enter into any agreement to do any action prohibited under the Business Combination Agreement.

Covenants of SPAC

Pursuant to the Business Combination Agreement, SPAC has agreed, among other things, to:

(a)     from the date when TCO has received the last Taiwan IC Approval until the Closing Date or, if earlier, the termination of the Business Combination Agreement, not to, and instruct and use its reasonable best efforts to cause its representatives acting on its behalf, not to, (i) make any proposal or offer that constitutes a business combination proposal, (ii) initiate any discussions or negotiations with any person with respect to a business combination proposal, or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a business combination proposal, in each case, other than to or with SPAC and its representatives. SPAC also agrees that from and after the execution of the Business Combination Agreement, it shall, and shall instruct and cause its officers and directors to, and shall instruct and cause its representatives acting on its behalf, its subsidiaries and their respective representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any persons that may be ongoing with respect to a business combination proposal (other than with TCO and its representatives);

(b)    as promptly as practicable after the registration statement on Form F-4 is declared effective under the Securities Act, (i) cause this Registration Statement/Proxy Statement to be disseminated to SPAC Shareholders in compliance with applicable law, (ii) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold an extraordinary general meeting of its shareholders in accordance with SPAC MAA and the Nasdaq rules and regulations for a date no later than thirty-five (35) Business Days following the date the registration statement on Form F-4 is declared effective, and (iii) solicit proxies from the holders of SPAC Ordinary Shares to vote in favor of each of the SPAC Shareholder Proposals, and provide its shareholders with the opportunity to elect to effect a SPAC shareholder redemption;

(c)     (i) cause any documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be so delivered, and (ii) use its reasonable best efforts to cause Continental to, and Continental will thereupon be obligated to (1) pay as and when due all amounts payable to SPAC shareholders pursuant to the redemptions of SPAC Class A ordinary shares, (2) pay the unpaid transaction expenses in accordance with the Business Combination Agreement as instructed by SPAC in accordance with the Trust Agreement, and (3) pay all remaining amounts then available in the Trust Account to SPAC for immediate use, subject to the Business Combination Agreement and the Trust Agreement;

(d)    from the date of the Business Combination Agreement through the Merger Effective Time, ensure SPAC remains listed as a public company on the Nasdaq; and

(e)     from the date of the Business Combination Agreement through the Merger Effective Time, keep current and timely file all reports, statements and schedules required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable laws.

Covenants of the TCO Parties

Pursuant to the Business Combination Agreement, each TCO Party has agreed, among other things, to:

(a)     (i) use CayCo’s best efforts to sign the Phase II Restructuring Documents with all of the remaining TCO Shareholders within twenty (20) Business Days after TCO has received the Company Shareholder Approval; (ii) use each TCO Party’s respective best efforts to procure that sufficient TCO Shareholders will execute the Company Restructuring Documents such that the Company Acquisition Percentage shall be at least 90.1%; and (iii) ensure that the Phase II Restructuring Documents and its execution and delivery do not and will not impose, create or constitute any liability, debt or obligation of or claim or judgment against, SPAC or its affiliates;

(b)    take all actions as soon as practicable (to the extent legally feasible) and as may be reasonably necessary to (i) implement and consummate the Squeeze Out in accordance with the Business Combination Agreement; and (ii) keep SPAC, the Sponsor and their respective representatives informed of all developments in respect of the Squeeze Out and share all material communication or written agreements with the TCO Shareholders;

(c)     cooperate in good faith with any Governmental Authority and undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, actions, non-actions or waivers in connection with the TCO Restructuring as soon as practicable and any and all action necessary to consummate the TCO Restructuring;

(d)    (i) use best efforts to obtain the Phase I IC Approval within thirty (30) Business Days after the date of the Business Combination Agreement and take all such actions as are necessary to maintain the effectiveness of such approval until the Transactions and the TCO Restructuring have been consummated; (ii) not do anything to revoke, modify in any material respect, or terminate the Phase I IC Approval, (iii) avoid or eliminate each and every impediment under any law that cause the Phase I IC Approval to lose effect, and (iv) keep SPAC and its representatives informed of all developments in respect of the Taiwan IC Approval;

(e)     (i) as promptly as reasonably practicable, file or submit all necessary submissions, notifications, filings and applications in connection with the Phase II IC Approval; (ii) use best efforts to obtain the Phase II IC Approval required to consummate the Transactions and the TCO Restructuring, as promptly as reasonably practicable and in any event within thirty (30) Business Days after TCO has received the Company Shareholder Approval;

(f)     from the date of the Business Combination Agreement until the Closing Date, not to (i) change, amend, restate, replace, supplement, assign or otherwise modify or terminate the Phase I Restructuring Documents; or (ii) agree to the waiver of any rights thereunder; (iii) cancel or terminate the Phase I Restructuring Documents;

(g)    keep SPAC and its representatives informed of all developments in respect of the Company Restructuring Documents and give SPAC and its representatives prompt written notice of: (i) any breach or default by any party to the Phase I Restructuring Documents of which any of TCO Parties become aware; (ii) the receipt of any written notice or other written communication from any TCO Shareholder with respect to any breach, default, termination or repudiation by any party to the Phase I Restructuring Documents or any dispute or disagreement between or among any parties thereto; and (iii) the discussion, negotiation and signing status of the Phase II Restructuring Documents;

(h)    from the date of the Business Combination Agreement through the Merger Effective Time and subject to applicable laws, provide SPAC and its representatives with access to the management, officers, employees, customers, accountants, properties, businesses and operations of the Group and the opportunity to examine (including the right to make copies) the contracts, work papers, tax returns and books and records of the Group, CayCo and Merger Sub as SPAC may reasonably request, and shall use commercially reasonable efforts to cause the officers, employees, attorneys, accountants, consultants, agents and other representatives of the Group to reasonably cooperate with SPAC and its representatives in connection with such access and examination;

(i)     as promptly as reasonably practicable following the date of the Business Combination Agreement, deliver to SPAC (i) audited financial statements for the years ended December 31, 2022 and December 31, 2021 consisting of audited consolidated balance sheets as of December 31, 2022 and 2021 and statements of operations, cash flows and changes in shareholders’ equity of the Group for the years ended December 31, 2022 and December 31, 2021, audited in accordance with the standards of the Public Company Accounting Oversight Board and containing an unqualified report of TCO’s auditors and (ii) an unaudited consolidated balance sheet of the Group and consolidated statements of operations, cash flows and changes in shareholders’ equity of the Group as of and for a year-to-date period ended as of the end of each quarterly period thereafter that is required to be included in the registration statement on Form F-4 or this Registration Statement/Proxy Statement and any other filings to be made by TCO or SPAC with the SEC in connection with the Transactions;

(j)      from the date of the Business Combination Agreement until the Closing Date or, if earlier, the termination of the Business Combination Agreement, not, and instruct and use their reasonable best efforts to cause its and their representatives acting on its and their behalf, not to, (i) initiate any negotiations with any person with respect to, or provide any non-public information or data concerning the Group, CayCo or Merger Sub to any person relating to, an acquisition proposal or afford to any person access to the business, properties, assets or personnel of the Group, CayCo or Merger Sub in connection with an acquisition proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an acquisition proposal, (iii) grant any waiver, amendment or release under the anti-takeover laws of any state, (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make an acquisition proposal, (v) prepare or take any steps in connection with a public offering of any equity securities of the TCO Parties, or a newly formed holding company of the TCO Parties or such subsidiaries, or (vi) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing;

(k)    obtain and deliver to SPAC the Company Shareholder Approval through an extraordinary general shareholders meeting and in accordance with the terms and subject to the conditions of TCO’s Governing Documents as soon as reasonably practicable, but in no event later than thirty (30) Business Days after the date of the Business Combination Agreement;

(l)     prior to the Closing Date, approve and adopt the new equity incentive plan, in a form with customary terms and conditions that is reasonably agreed by and between SPAC and TCO;

(m)   take all such action within its power as may be necessary or appropriate such that immediately following the Merger Effective Time the CayCo Board shall consist of five (5) directors, at least three (3) of whom shall be “independent” directors for the purposes of the applicable stock exchange rules, to initially consist of (i) one (1) director to be nominated by the Sponsor; and (ii) four (4) directors to be nominated by TCO, at least three (3) of whom shall be independent directors, in consultation with the Sponsor;

(n)    from and after the Merger Effective Time, indemnify and hold harmless each present and former director and officer of SPAC and each of its subsidiaries (the “SPAC Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any legal proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Merger Effective Time, whether asserted or claimed prior to, at or after the Merger Effective Time, to the fullest extent that SPAC or its subsidiaries, as the case may be, would have been permitted under applicable law and their respective governing documents in effect on the date of the Business Combination Agreement to indemnify such SPAC Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable law);

(o)    obtain and maintain in effect a “tail” insurance policy for a period of six (6) years from the Merger Effective Time covering those persons who are currently covered by SPAC’s or its subsidiaries’ directors’ and officers’ liability insurance policies on terms not materially less favorable to the terms of the current insurance coverage maintained by SPAC;

(p)    on the Closing Date, enter into customary indemnification agreements reasonably satisfactory to each of TCO and SPAC with the post-Closing directors and officers of CayCo, which indemnification agreements will continue to be effective following the Closing;

(q)    as promptly as reasonably practicable after the date of the Business Combination Agreement, and in any event prior to the Merger Effective Time , cause (i) CayCo’s initial listing application with the applicable stock exchange in connection with the Transactions and the TCO Restructuring to be approved; (ii) CayCo to satisfy all applicable initial listing requirements of the applicable stock exchange; and (iii) CayCo Ordinary Shares to be approved for listing on the applicable stock exchange, subject to official notice of issuance;

(r)     not purchase or sell any securities of SPAC in violation of U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic laws on a person possessing material nonpublic information about a publicly traded company;

(s)     at or prior to the Closing, terminate or settle without further liability to SPAC or the TCO Parties certain affiliate agreements, if any;

(t)     as soon as practicable after the date of the Business Combination Agreement and in any event before the Closing Date, make any required notification and obtain all applicable consent, waiver or approval required from any third party, if any under any contracts, including without limitation to any loan agreements, financing agreements and licensing agreements, in connection with the Transaction or the TCO Restructuring; and

(u)    take all action necessary to cause CayCo and Merger Sub to perform their respective obligations under the Business Combination Agreement and to consummate the transactions contemplated by the Business Combination Agreement, the Company Restructuring Documents or the Ancillary Documents.

Joint Covenants of SPAC and the TCO Parties

In addition, each of SPAC and the TCO Parties has agreed, among other things, to take certain actions set forth below:

(a)     as promptly as practicable after the execution of the Business Combination Agreement, jointly prepare and CayCo shall file with the SEC the registration statement on Form F-4, in connection with the registration under the Securities Act of CayCo Ordinary Shares that will be issued in connection with the Merger and the TCO Restructuring;

(b)    use its reasonable best efforts to (i) cause this Registration Statement/Proxy Statement to comply with the rules and regulations promulgated by the SEC, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning this Registration Statement/Proxy Statement, and (iii) have the registration statement on Form F-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the registration statement on Form F-4 effective as long as is necessary to consummate the Transactions and the TCO Restructuring;

(c)     (i) use reasonable best efforts to obtain as soon as practicable all material consents and approvals of third parties that any of SPAC, the Group, CayCo or Merger Sub or their respective affiliates are required to obtain in order to consummate the Merger and the TCO Restructuring, and (ii) take such other action as soon as practicable as may be reasonably necessary or as another party thereto may reasonably request to satisfy the closing conditions or otherwise to comply with the Business Combination Agreement and to consummate the Transactions and the TCO Restructuring as soon as practicable and in accordance with all applicable law;

(d)     use reasonable best efforts to cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, actions, non-actions or waivers in connection with the Transactions, and use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable regulatory approval with respect to the Transactions as promptly as possible after the execution of the Business Combination Agreement;

(e)     (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or governmental approval under laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions and cooperate fully with each other in the defense of such matters; and (ii) to the extent not prohibited by law, keep the other party reasonably informed regard the status and any material developments regarding any governmental approval process;

(f)     reasonably cooperate in a timely manner in connection with any financing arrangement the parties seek in connection with the Transactions;

(g)     prior to the Merger Effective Time, take all such steps as may be reasonably required (to the extent permitted under applicable law) to cause any acquisition of CayCo Ordinary Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the Transactions or the TCO Restructuring by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act to be an exempt transaction under Rule 16b-3 promulgated under the Exchange Act;

(h)     use respective commercially reasonable efforts to cause the Transactions and the TCO Restructuring to qualify, and agree not to take any action which to its knowledge could reasonably be expected to prevent, impair or impede the Transactions and the TCO Restructuring from qualifying for the Intended Tax Treatment;

(i)      after the date of the Business Combination Agreement and prior to the Merger Effective Time, in the event that any shareholder litigation related to the Business Combination Agreement, the Company Restructuring Documents or the other Transaction Agreements or the Transactions or the TCO Restructuring is brought or threatened in writing against SPAC or the TCO Parties, or any of the respective members of their boards of directors (the “Shareholder Litigation”), promptly notify the other party in writing of any such Shareholder Litigation and shall keep the other party reasonably informed with respect to the status thereof; and

(j)     during the period between the date of the Business Combination Agreement and the earlier of the date of Closing or the date of termination of the Business Combination Agreement, reasonably promptly notify the other party of the occurrence of certain events.

Conditions to Closing of the Business Combination

The consummation of the Merger is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Merger may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions of the Business Combination Agreement.

Conditions to the Obligations of SPAC and the TCO Parties

Under the Business Combination Agreement, the obligations of SPAC and the TCO Parties to consummate the Transactions are subject to satisfaction or, at or prior to the Merger Effective Time, waiver in writing by all such parties of the following conditions:

(a)     the SPAC Shareholder Approval will have been obtained;

(b)    the Company Shareholder Approval will have been obtained;

(c)     there will not be in force any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger; provided, that the Governmental Authority issuing such governmental order has jurisdiction over the parties hereto with respect to the Transactions or the TCO Restructuring;

(d)    SPAC will have at least US$5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

(e)     CayCo Ordinary Shares to be issued in connection with the Merger and the TCO Restructuring will have been approved for listing on the applicable Stock Exchange and such approval will be ongoing, and not revoked or withdrawn, as of the Closing Date; and

(f)     the registration statement on Form F-4 will have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn.

Other Conditions to the Obligations of SPAC

The obligations of SPAC to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SPAC:

(a)     (i) certain fundamental representations and warranties of the TCO Parties will be true and correct in all respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date, except for changes after the date of the Business Combination Agreement which are contemplated or expressly permitted by the Business Combination Agreement or the Ancillary Documents, (ii) the representation and warranty of the Group contained in the second sentence of Section 5.24 of the Business Combination Agreement will be true and correct as of the Closing Date in all respects, and (iii) each of the other representations and warranties of the TCO Parties contained in the Business Combination Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to be material to the Group, taken as a whole;

(b)    each of the covenants of the TCO Parties to be performed as of or prior to the Closing will have been performed in all material respects;

(c)     the Company Acquisition Percentage will be at least 90.1%;

(d)    the TCO Restructuring will have been consummated;

(e)     there will not have occurred a Company Material Adverse Effect after the date of the Business Combination Agreement;

(f)     the employees of TCO will each have entered into an Employment Agreement with TCO;

(g)    TCO will have delivered or caused to be delivered an opinion issued by its Taiwan counsel to SPAC to the effect that no pending approval is required by any Taiwan Governmental Authorities for the Merger and the TCO Restructuring, issuance of the equity securities in connection with the Merger and the TCO Restructuring, and CayCo’s listing on the applicable Stock Exchange, including but not limited to the Taiwan IC Approval;

(h)    the Taiwan IC Approval will have been obtained and be effective;

(i)     all Third Party Consents will have been obtained, if any; and

(j)     the CayCo Cap Table and Closing Calculation will have been prepared in accordance with the Business Combination Agreement and accurately reflected the equity shareholding of SPAC Shareholders and the TCO Shareholders as at the Closing.

Conditions to the Obligations of the TCO Parties

The obligations of the TCO Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by TCO:

(a)     (i) the representations and warranties of SPAC in relation to its capitalization will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Business Combination Agreement which are contemplated or expressly permitted by the Business Combination Agreement, and (ii) each of the other representations and warranties of SPAC contained in the Business Combination Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the Transactions; and

(b)    each of the covenants of SPAC to be performed as of or prior to the Closing will have been performed in all material respects.

Termination

The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a)     by mutual written consent of both TCO and SPAC at any time;

(b)    by TCO or SPAC within ten (10) months after the date of the Business Combination Agreement (the “Agreement End Date”), if the Closing shall not have occurred by 5:00 p.m. (Hong Kong time) on such date; provided, that neither TCO nor SPAC may terminate the Business Combination Agreement if it is in material breach of any of its obligations set forth in the Business Combination Agreement and such material breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Closing prior to the Agreement End Date, or (ii) the failure of the Closing to have occurred prior to the Agreement End Date;

(c)     by TCO or SPAC, if any Governmental Authority (except for the Taiwan IC Approval) shall have enacted, issued, promulgated, enforced or entered any governmental order, which has become final and non-appealable and has the effect of making consummation of the Merger or the TCO Restructuring illegal or otherwise preventing or prohibiting consummation of the Merger or the TCO Restructuring;

(d)    by TCO, if the SPAC Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Extraordinary General Meeting duly convened therefor or at any adjournment or postponement thereof;

(e)     by SPAC, if the Company Acquisition Percentage shall not have reached 90.1% at the TCO Restructuring Closing;

(f)     by SPAC, if (i) the TCO Parties fail to receive the Phase I IC Approval within thirty (30) Business Days after the date of the Business Combination Agreement; or (ii) the TCO Parties fail to receive the Phase II IC Approval within thirty (30) Business Days after TCO receiving the Company Shareholder Approval; or (iii) such Taiwan IC Approval is revoked, terminated or loses effect;

(g)    by SPAC, if TCO has suffered or there is a Company Material Adverse Effect;

(h)    by SPAC, if the TCO Parties are in material breach of any of their respective obligations set forth in the Business Combination Agreement and such material breach will result in the failure to satisfy the conditions to the obligations of SPAC to consummate the Closing; or

(i)     by SPAC, if the Company Shareholder Approval shall not have been obtained within twenty (20) Business Days after the date of the Business Combination Agreement.

Effect of Termination

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto or their affiliates, except as set forth in the Business Combination Agreement. The Business Combination Agreement provides that no such termination shall relieve any liability on the part of any party for a willful breach of the Business Combination Agreement, willful misconduct or fraud.

Waiver; Amendments

Each provision in the Business Combination Agreement may only be waived by written instrument making specific reference to the Business Combination Agreement and the relevant provision signed by the party against whom enforcement of any such provision so waived is sought.

In general, the Business Combination Agreement may not be amended or modified, except only by written agreement executed and delivered by duly authorized officers of each of the respective parties.

Fees and Expenses

Under the Business Combination Agreement, except as otherwise set forth therein, each party to the Business Combination Agreement will pay its own fees and expenses incurred in connection with the Business Combination Agreement, the Ancillary Documents and the Transactions, including the fees and disbursements of legal counsel, investment bankers, finders and other representatives or consultants; provided that, TCO and SPAC shall bear 50% of the fees and costs relating to the extension of the SPAC Termination Date. If the Business Combination Agreement is terminated by SPAC or TCO in accordance with its terms, TCO will pay all SPAC Transaction Expenses (as defined in the Business Combination Agreement). If the Closing occurs, then TCO and CayCo will pay, or cause to be paid, all unpaid transaction expenses as provided in the Business Combination Agreement. TCO will pay all transfer taxes incurred in connection with the Transactions and the TCO Restructuring.

Regulatory Approvals Related To The Business Combination

The transactions contemplated by the Business Combination Agreement, including the Business Combination, are not presently believed to be subject to any federal or state regulatory requirement or approval in the U.S.

The transactions contemplated by the Business Combination Agreement, including the Business Combination, are not presently believed to be subject to any government regulatory approval requirement in Taiwan, except for the Phase I IC Approval and the Phase II IC Approval, which are required to be obtained from the Central Taiwan Science Park Bureau under Taiwan’s Statute For Investment By Foreign Nationals in connection with the consummation of the TCO Restructuring.

Competition and Antitrust

At any time before or after the consummation of the Business Combination, the U.S. Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), non-U.S. competition authorities or others, including in [Taiwan/Cayman Islands] under the [Competition Act], could take action under antitrust laws with respect to the Business Combination, including seeking to enjoin consummation of the Business Combination, or to condition approval of the Business Combination on the divestiture of assets of SPAC, the Company or their respective subsidiaries or to impose restrictions on the operations of CayCo or its subsidiaries that would apply after the consummation of the Business Combination. Private parties may also bring objections or legal actions under antitrust laws under certain circumstances.

The Business Combination may be challenged on antitrust grounds and, if such a challenge is made, the challenge may be successful. Similarly, the antitrust approvals necessary to consummate the Business Combination and the other transactions contemplated by the Business Combination Agreement may not be obtained and the granting of these approvals may involve the imposition of conditions to such consummation. These conditions or changes could result in the conditions to each party’s obligations to consummate the Business Combination not being satisﬁed prior to the Business Combination end date (which is summarized in the subsection entitled “The Business Combination Agreement and Ancillary Documents — Termination” elsewhere in this Registration Statement/Proxy Statement) or any extensions thereof, which would give any party to the Business Combination Agreement the right to terminate the Business Combination Agreement without consummating the Business Combination.

Please see the subsections entitled “Covenants of the SPAC” and “Conditions to Closing of the Business Combination” elsewhere in this Registration Statement/Proxy Statement for information concerning SPAC’s and the Company’s covenants and closing conditions related to antitrust ﬁlings and approvals.

Ancillary Documents

This section describes the material provisions of certain additional agreements entered into in connection with the Business Combination or to be entered into pursuant to the Business Combination Agreement, which are referred to herein as the “Ancillary Documents,” but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Documents, which are attached as annexes to this Registration Statement/Proxy Statement as noted below. SPAC Shareholders and other interested parties are urged to read such Ancillary Documents in their entirety.

Sponsor Support Agreement (Annex C)

In connection with the execution of the Business Combination Agreement, the Sponsor, SPAC and TCO entered into the Sponsor Support Agreement, dated as of July 21, 2023, a copy of which is attached to this Registration Statement/Proxy Statement as Annex C. Pursuant to the Sponsor Support Agreement, the Sponsor agreed to, among other things, (i) vote in favor of the Business Combination Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Sponsor Support Agreement, and (ii) not redeem, or submit a request to redeem, any SPAC Ordinary Shares owned by the Sponsor in connection with the transactions contemplated by the Business Combination Agreement or otherwise. The Sponsor has entered into a letter agreement with SPAC, dated as of April 27, 2022, in connection with SPAC’s initial public offering, pursuant to which the Sponsor and other signatories (each of whom is a member of SPAC Board and/or management team) is subject to certain restrictions on transfer with respect to the Founder Shares and SPAC Private Placement Warrants. Such restrictions on the Founder Shares end on the date that is one year after Closing, or are subject to an early price-based release if: (a) the closing price of the shares equals or exceeds $12.00 per share for any twenty trading days within any thirty-day trading period at least 150 days after the Business Combination, or (b) SPAC completes a transaction that results in Public Shareholders having the right to exchange the SPAC Class A ordinary shares for cash, securities or other property. The restrictions on the SPAC Private Placement Warrants end on 30 days after the completion of a business combination.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Merger Effective Time, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.1 thereof, (c) the written agreement of SPAC, TCO and the Sponsor.

Company Support Agreement (Annex D)

In connection with the execution of the Business Combination Agreement, SPAC, TCO, CayCo, certain TCO Shareholders and certain CayCo Shareholders, entered into the Company Support Agreement dated as of July 21, 2023, a copy of which is attached to this Registration Statement/Proxy Statement as Annex D. Pursuant to the Company Support Agreement, such TCO Shareholders and CayCo Shareholders agreed to, among other things, vote their Company Shares or CayCo Ordinary Shares, as applicable, in favor of the Business Combination Agreement and the other documents contemplated thereby and the related transactions contemplated thereby, including the TCO Restructuring and the Merger, subject to the terms and conditions contemplated by the Company Support Agreement. During the period commencing on the date of the Company Support Agreement and ending on the earlier of (a) the Merger Effective Time and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.1 thereof, such TCO Shareholders and CayCo Shareholders agreed not to transfer any Company Shares or CayCo Ordinary Shares, as applicable.

Lock-Up Agreement (Annex E)

The Sponsor, certain Sponsor Key Holders and certain TCO Shareholders will enter into the Lock-Up Agreement with CayCo at the Closing, pursuant to which each of the Sponsor and such Sponsor Key Holder and TCO Shareholder will agree, subject to certain customary exceptions, not to transfer any CayCo Ordinary Shares beginning on the Closing Date and ending on the earlier of (i) six (6) months after the Closing Date, or (ii) subsequent to the Closing Date, the date on which (x) the closing trading price of the CayCo Ordinary Shares equals or exceeds US$12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period at least one-hundred and fifty (150) days after the Closing Date; or (y) the consummation of a bona fide liquidation, merger, stock exchange, reorganization, tender offer, change of control or other similar transaction which results in all of the CayCo Shareholders having the right to exchange their CayCo Ordinary Shares for cash, securities or other property subsequent to the Closing Date.

Investor Rights Agreement (Annex F)

The Business Combination Agreement contemplates that, at the Closing, CayCo, Merger Sub, TCO, SPAC, certain TCO Shareholders and certain SPAC Shareholders, will enter into the Investor Rights Agreement, pursuant to which, (i) CayCo will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act, and the holders party thereto, subject to certain requirements and customary conditions, will be granted customary demand and piggyback registration rights, and (ii) each party to the Investor Rights Agreement agrees to cause (x) the CayCo Board to be comprised of five (5) directors (subject to increase by unanimous resolutions of the board from time to time), (y) one (1) of such directors should be nominated by the Sponsor and (z) as long as the Sponsor Parties (as defined therein) beneficially own any CayCo Ordinary Shares, CayCo shall take all necessary actions to cause the individuals nominated by the Sponsor for election as directors to be elected as directors.

The Investor rights Agreement amends and restates the registration and shareholder rights agreement that was entered into by SPAC, the Sponsor and the other parties thereto in connection with SPAC’s initial public offering. The Investor Rights Agreement will terminate on the earlier of (a) the tenth anniversary of the date of the Investor Rights Agreement or (b) the date as of which (i) all of the Registrable Securities (as defined therein) have been sold, pursuant to a registration statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (ii) the holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale; provided, further, that with respect to any Holder (as defined therein), such Holder will have no rights under the Investor Rights Agreement and all obligations of CayCo to such Holder under the Investor Rights Agreement shall terminate upon the earliest date (x) such Holder ceases to hold any Registrable Securities and (y) such Holder is permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale.

APPRAISAL RIGHTS

The Cayman Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and SPAC Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares.

SPAC Shareholders have appraisal rights in connection with the Business Combination under the Cayman Companies Act. Holders of SPAC Class A Ordinary Shares are entitled to give notice to SPAC prior to the SPAC Shareholders’ Meeting that they wish to dissent to the Business Combination and to receive payment of fair market value for his, her or its SPAC Class A Ordinary Shares if they follow the procedures set out in the Cayman Companies Act.

In essence, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent, including, among other details, a demand for payment of the fair value of his shares; (iv) within seven days following the date of the expiration of the period set out in (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his, her or its shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached.

Holders of SPAC Class A Ordinary Shares who elect to exercise appraisal rights will lose their right to exercise their redemption rights as described herein.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax consequences (i) of the Business Combination to U.S. Holders of SPAC Ordinary Shares (excluding any redeemed shares) and SPAC Public Warrants (each a “SPAC Security”), (ii) of the subsequent ownership and disposition of CayCo Ordinary Shares and CayCo Warrants (each a “CayCo Security”) received in the Business Combination and (iii) exercise of redemption rights by SPAC Shareholders. In addition, the following includes a general discussion of certain U.S. federal income tax consequences of the Business Combination to SPAC and CayCo.

For purposes of this discussion, because the components of a SPAC Unit are generally separable at the option of the holder, the holder of SPAC Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying SPAC Class A Ordinary Share and SPAC Public Warrant components of the SPAC Unit. Accordingly, the separation of a SPAC Unit into the one SPAC Class A Ordinary Share and one-half of one SPAC Public Warrant underlying the SPAC Unit generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders of SPAC Securities are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Business Combination (including any redemption of the SPAC Class A Ordinary Share) with respect to any SPAC Class A Ordinary Share and SPAC Public Warrant held through SPAC Units (including alternative characterizations of SPAC Units).

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of CayCo Securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This summary does not address any tax consequences to investors that directly or indirectly hold equity interests in CayCo prior to the Business Combination. With respect to consequences of holding CayCo Securities, this discussion is limited to holders who acquire such CayCo Securities in connection with the Business Combination or as a result of the exercise of a CayCo Warrant, and with respect to CayCo Warrants, this discussion is limited to holders who hold such CayCo Warrants as a result of their ownership of SPAC Public Warrants prior to and through the Business Combination. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has Been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold SPAC Securities and, after the completion of the Business Combination, CayCo Securities, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•        banks or other financial institutions, underwriters, or insurance companies;

•        traders in securities who elect to apply a mark-to-market method of accounting;

•        real estate investment trusts and regulated investment companies;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•        expatriates or former long-term residents of the United States;

•        subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

•        dealers or traders in securities, commodities or currencies;

•        grantor trusts and estates;

•        persons subject to the alternative minimum tax;

•        U.S. persons whose “functional currency” is not the U.S. dollar;

•        persons required to accelerate the recognition of any item of gross income with respect to SPAC Securities or CayCo Securities as a result of such income being recognized on an applicable financial statement;

•        governments or agencies or instrumentalities thereof;

•        mutual funds;

•        partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes);

•        the Sponsor or its affiliates, officers or directors;

•        persons who received SPAC Securities or CayCo Securities through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•        persons who own (directly or through attribution) 5% or more (by vote or value) of the issued and outstanding SPAC Ordinary Shares, or, after the Business Combination, the issued CayCo Ordinary Shares (excluding treasury shares); or

•        holders holding SPAC Securities, or, after the Business Combination, CayCo Securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

As used in this Registration Statement/Proxy Statement, the term “U.S. Holder” means a beneficial owner of SPAC Securities, and, after the Business Combination, CayCo Securities received in the Business Combination, that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds SPAC Securities, and, after the completion of the Business Combination, CayCo Securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of CayCo Securities received in the Business Combination. This discussion also assumes that any distribution made (or deemed made) on SPAC Securities or CayCo Securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of SPAC Securities or CayCo Securities will be in U.S. dollars.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. SPAC SHAREHOLDERS AND WARRANT HOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION, THE EXERCISE OF REDEMPTION RIGHTS BY SPAC SHAREHOLDERS AND OF THE OWNERSHIP AND DISPOSITION OF CayCo SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

1.      U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders

1.      Generally

The U.S. federal income tax consequences of the Business Combination to U.S. Holders of SPAC Securities will depend, in part, on (1) whether the TCO Restructuring together with the Merger qualify as a transfer of property described in Section 351 of the Code and (2) whether the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code.

Legal counsel to SPAC is unable to opine regarding the qualification of the Merger and the TCO Restructuring for the Intended Tax Treatment because of certain legal and factual uncertainties.

There are many requirements that must be satisfied in order for the Merger to qualify as a reorganization under Section 368(a) of the Code and/or as part of an integrated transaction governed by Section 351 of the Code, some of which are based upon factual determinations, and the Intended Tax Treatment could be adversely affected by events or actions that occur or are taken after the Merger. One such requirement, among others, for the Merger to qualify as a reorganization under Section 368(a) of the Code is that the acquiring corporation continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury regulations Section 1.368-1(d). However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with no active business and only investment-type assets, such as SPAC, we cannot not provide guidance on whether the Merger qualifies as a reorganization. In addition, the treatment of the Merger as a reorganization would depend on whether sufficient shareholders of SPAC exchange their ordinary shares for CayCo Ordinary Shares rather than redeem it for cash. If a significant number of shareholders of SPAC decide to redeem their ordinary shares, the “continuity of business enterprise” requirement that is necessary to qualify as a reorganization under Section 368(a) of the Code may not be satisfied. Further, for a transaction to qualify under Section 351(a) of the Code, persons who transfer property to a corporation in exchange for stock must be in control (as specifically defined under the Code) of the corporation immediately after the exchange. For the transaction to qualify under Section 351(a) of the Code, shareholders of the SPAC along with the TCO Shareholders who subscribe for shares of CayCo in connection with the Company Shareholder Subscription must be treated as part of a single group for purposes of satisfying this control requirement. Due to the funding of the Company Shareholders Subscription and the transitory nature of the cash used in the Company Shareholder Subscription it is not clear whether the TCO Shareholders who subscribe for shares of CayCo in connection with the Company Shareholder Subscription would be treated as part of the required control group for purposes of Section 351(a) of the Code, and thus there is significant legal uncertainty due to a lack of clear authority on point as to whether the Merger together with the TCO Restructuring will qualify as an exchange described in Section 351 of the Code. Due to the absence of guidance bearing directly on whether an acquisition of a corporation with no active business can qualify as a “reorganization” under Section 368(a) of the Code, or whether the TCO Restructuring together with the Merger will qualify as an exchange described in Section 351 of the Code, legal counsel to SPAC on U.S. federal income tax matters is not able to render an opinion that the Merger will qualify as a “reorganization” under Section 368(a) of the Code or as part of an integrated transaction governed by Section 351 of the Code. No ruling has been, or will be, sought by SPAC or CayCo from the IRS with respect to the Business Combination and there can be no assurance that the IRS will not challenge the qualification of the Merger as a “reorganization” under Section 368(a) of the code or as part of an integrated transaction governed by Section 351 of the Code or that a court would not sustain such a challenge.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND THE POTENTIAL TREATMENT OF THE BUSINESS COMBINATION FOR U.S. FEDERAL INCOME TAX PURPOSES.

2.      If the Merger Qualifies as a Reorganization within the Meaning of Section 368(a) of the Code or as Part of an Integrated Transaction Governed by Section 351 of the Code

a.      With respect to SPAC Ordinary Shares

If the Merger qualifies as a reorganization under Section 368 of the Code and/or as part of an integrated transaction governed by Section 351 of the Code, and subject to the limitations, exceptions and qualifications described herein, a U.S. Holder that exchanges its SPAC Ordinary Shares pursuant to the Business Combination should not recognize gain or loss on the exchange of SPAC Ordinary Shares for CayCo Ordinary Shares. The aggregate adjusted tax basis of a U.S. Holder in the CayCo Ordinary Shares received as a result of the Business Combination should equal the aggregate adjusted tax basis of the SPAC Ordinary Shares surrendered in the exchange. A U.S. Holder’s holding period for the CayCo Ordinary Shares received in the exchange should include the holding period for the SPAC Ordinary Shares surrendered in the exchange.

b.      With respect to SPAC Public Warrants

If the Merger qualifies as a reorganization under Section 368(a) of the Code, regardless of whether it qualifies as part of an integrated transaction governed by Section 351 of the Code and subject to the limitations, exceptions and qualifications described herein, U.S. Holders of SPAC Public Warrants generally should not recognize gain or loss for U.S. federal income tax purposes on the deemed exchange of their SPAC Public Warrants for CayCo Warrants in connection with the Merger, and such U.S. Holder’s basis in the CayCo Warrants deemed received should be equal to the U.S. Holder’s basis in its SPAC Public Warrants deemed transferred.

If the Merger does not qualify as a reorganization under Section 368(a) of the Code but qualifies as part of an integrated transaction governed by Section 351 of the Code, the treatment of a U.S. Holder’s exchange of SPAC Public Warrants for CayCo Warrants in connection with the Merger is uncertain. It is possible that a U.S. Holder could be treated as transferring its SPAC Ordinary Shares and SPAC Public Warrants in exchange for CayCo Ordinary Shares and CayCo Warrants as part of an integrated transaction governed by Section 351 of the Code. In such case, such U.S. Holder should be required to recognize gain (but not loss) , computed on an asset by asset basis with respect to the SPAC Ordinary Shares and SPAC Public Warrants, in an amount equal to the lesser of (i) the amount of gain realized by such U.S. Holder (generally, the excess of (x) the fair market value of the CayCo Warrants or the CayCo Ordinary Shares, as applicable, received by such holder, over (y) such holder’s adjusted tax basis in the SPAC Public Warrants and SPAC Ordinary Shares, as applicable, exchanged therefor) and (ii) the appropriate allocation to the SPAC Ordinary Shares or SPAC Public Warrants, as applicable, of the fair market value of the CayCo Warrants treated as having been received by such holder in such exchange. For purposes of determining the appropriate allocation of the fair market value of the CayCo Warrants describe in the preceding clause (ii), the holder allocates the fair market value of the CayCo Warrants between the SPAC Ordinary Shares and the SPAC Public Warrants based on the proportionate fair market values of the SPAC Ordinary Shares and SPAC Public Warrants exchanged in the Merger. It is also possible that a U.S. Holder could be treated as exchanging its SPAC Public Warrants for “new” warrants (i.e., CayCo Warrants) in a taxable transaction that is distinct from the exchange of SPAC Ordinary Shares for CayCo Ordinary Shares pursuant to the Merger. In such case, the U.S. Holder should be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the CayCo Warrants held by such U.S. Holder immediately following the Merger and the adjusted tax basis of the SPAC Public Warrants held by such U.S. Holder immediately prior to the Merger.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of SPAC Securities for CayCo Securities pursuant to the Business Combination, and the qualification of the Merger as a reorganization under Section 368(a) of the Code or as part of an integrated transaction governed by Section 351 of the Code.

3.      If the Merger Does Not Qualify as a Reorganization within the Meaning of Section 368(a) of the Code or as Part of an Integrated Transaction Governed by Section 351 of the Code

If the Merger fails to qualify as a reorganization under Section 368(a) of the Code or as part of an integrated transaction governed by Section 351 of the Code, a U.S. Holder that exchanges its SPAC Ordinary Shares and SPAC Public Warrants for the consideration under the Business Combination will recognize gain or loss, computed on an asset by asset basis with respect to the SPAC Ordinary Shares and SPAC Public Warrants, equal to the difference between (i) the fair market value of the CayCo Ordinary Shares or CayCo Warrants, as applicable, received and (ii) the U.S. Holder’s adjusted tax basis in the SPAC Ordinary Shares and SPAC Public Warrants, as applicable, exchanged therefor. A U.S. Holder’s tax basis in the CayCo Ordinary Shares and CayCo Warrants received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the CayCo Ordinary Shares and CayCo Warrants received pursuant to the Business Combination will begin on the day after the date the U.S. Holder receives such CayCo Ordinary Shares and CayCo Warrants. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the SPAC Ordinary Shares and SPAC Public Warrants, as the case may be, exceeds one year at the time of the Business Combination. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. It is unclear, however, whether the redemption rights with respect to the SPAC Ordinary Shares have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

Shareholders who hold different blocks of SPAC Securities (generally, SPAC Securities purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of SPAC Securities.

4.      Additional Analysis for SPAC Public Warrants

Notwithstanding the discussion above, the SPAC Public Warrants becoming exercisable for CayCo Ordinary Shares, and the SPAC Public Warrant agreements being assigned to, and assumed by, CayCo, may independently constitute a tax-deferred transaction in which no gain or loss is recognized by the U.S. Holders of SPAC Public Warrants (except as provided below under the subsection entitled “— 5. PFIC Considerations”) on the basis that the terms of the SPAC Public Warrants are not otherwise being changed pursuant to the Merger and because the terms of the SPAC Public Warrants, when originally issued, contemplated, among other things, the SPAC Public Warrants becoming exercisable into shares of another corporation under circumstances similar to the Merger. However, due to a lack of clear authority, the issue is not free from doubt, and there is a risk that the warrant exchange transaction would be treated as a taxable exchange of SPAC Public Warrants for CayCo Warrants, and no assurance can be given that the IRS would not assert, or that a court would not sustain, such a contrary position.

If the SPAC Public Warrants becoming exercisable for CayCo Ordinary Shares constitutes a tax-deferred transaction, the adjusted tax basis of the CayCo Warrants of such a U.S. Holder immediately after the Merger generally should be the same as the adjusted tax basis of such U.S. Holder’s SPAC Public Warrants immediately prior to the Merger. In addition, the holding period of the CayCo Warrants of such a U.S. Holder immediately after the Merger would include the period during which such U.S. Holder held such U.S. Holder’s SPAC Public Warrants immediately prior to the Merger.

If the SPAC Public Warrants becoming exercisable for CayCo Ordinary Shares constitutes a taxable exchange of SPAC Public Warrants for CayCo Warrants and the Merger does not qualify as a reorganization under Section 368(a) of the Code but qualifies as part of an integrated transaction governed by Section 351 of the Code, the discussion under the subsection entitled “— 2. If the Merger Qualifies as a Reorganization within the Meaning of Section 368(a) of the Code or as Part of an Integrated Transaction Governed by Section 351 of the Code” would apply with respect to the SPAC Public Warrants. If the SPAC Public Warrants becoming exercisable for CayCo Ordinary Shares constitutes a taxable exchange of SPAC Public Warrants for CayCo Warrants and the Merger does not qualify as a reorganization under Section 368(a) of the Code or a part of an Integrated Transaction Governed by Section 351 of the Code, the discussion under the subsection entitled “— 3. If the Merger Does Not Qualify as a Reorganization within the Meaning of Section 368(a) of the Code or as Part of an Integrated Transaction Governed by Section 351 of the Code,” would apply with respect to the SPAC Public Warrants.

5.      PFIC Considerations

Regardless of whether the Merger qualifies as a reorganization under Section 368(a) of the Code or whether the Merger qualifies as part of an integrated transaction governed by Section 351 of the Code, the Merger could be a taxable event to U.S. Holders under the passive foreign investment company (“PFIC”) provisions of the Code if SPAC is considered a PFIC.

a.      Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business received from unrelated persons) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually. Pursuant to a “startup exception,” a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the “startup year”) if (1) no predecessor of the foreign corporation was a PFIC; (2) the foreign corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years.

b.      PFIC Status of SPAC

Based upon the composition of its income and assets, and upon a review of its financial statements, taking into account the structure of the Business Combination, SPAC is not expected to be eligible for the startup exception, and thus SPAC is expected to be a PFIC for the 2022 taxable year and for the current and future taxable years.

c.      Effects of PFIC Rules on the Merger

Even if the Merger qualifies as a “reorganization” under Section 368(a) of the Code or as part of an integrated transaction governed by Section 351 of the Code, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging warrants of a PFIC for newly issued warrants in connection with a reorganization under Section 368(a) of the Code) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations would require gain recognition to U.S. Holders of SPAC Securities as a result of the Merger if:

(i)     SPAC were classified as a PFIC at any time during such U.S. Holder’s holding period in such SPAC Securities; and

(ii)    the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such SPAC Ordinary Shares or in which SPAC was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) an MTM Election (as defined below) with respect to such SPAC Ordinary Shares. Currently, applicable Treasury Regulations provide that neither a QEF Election nor an MTM Election can be made with respect to warrants.

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of SPAC. Under these rules:

•        the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s SPAC Securities;

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which SPAC was a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described in the third bullet above) of such U.S. Holder.

It is unclear whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. Therefore, U.S. Holders of SPAC Ordinary Shares that have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Merger with respect to their SPAC Securities under the PFIC rules in the manner set forth above. A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election with respect to its SPAC Ordinary Shares is referred to herein as an “Electing Shareholder” and a U.S. Holder that is not an Electing Shareholder is referred to herein as a “Non-Electing Shareholder.”

The application of the PFIC rules to U.S. Holders of SPAC Public Warrants is unclear. Proposed Treasury Regulations issued under the PFIC rules generally treat an “option” (which would include a SPAC Public Warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury Regulations issued under the PFIC rules provide that the QEF Election does not apply to options and no MTM Election (as defined below) is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition on the exchange of SPAC Public Warrants for CayCo Warrants in connection with the Merger.

Any gain recognized by a Non-Electing Shareholder of SPAC Ordinary Shares or a U.S. Holder of SPAC Public Warrants as a result of the Merger pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.

As noted above, if SPAC is considered a PFIC, the Merger could be a taxable event under the PFIC rules regardless of whether the Merger qualifies as a reorganization under Section 368(a) of the Code or as part of an integrated transaction governed by Section 351 of the Code. If the Merger fails to qualify as a reorganization under Section 368(a) of the Code or as part of an integrated transaction governed by Section 351 of the Code, absent a QEF Election (or a QEF Election along with a purging election) or an MTM Election, a U.S. Holder would be taxed under the PFIC rules in the manner set forth above.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE MERGER, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

d.      QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of SPAC Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective election to treat SPAC as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of SPAC Ordinary Shares during which SPAC qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s SPAC Ordinary Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its SPAC Ordinary Shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its SPAC Ordinary Shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder’s ability to make a timely and effective QEF Election (or a QEF Election along with a purging election) with respect to SPAC is contingent upon, among other things, the provision by SPAC of a “PFIC Annual Information Statement” to such U.S. Holder. SPAC will endeavor to provide PFIC Annual Information Statements, upon written request, to U.S. Holders of SPAC Ordinary Shares with respect to each taxable year for which SPAC determines it is a PFIC. There is no assurance, however, that SPAC will timely provide such information. As discussed further above, a U.S. Holder is not able to make a QEF Election with respect to SPAC Public Warrants under applicable final Treasury Regulations. An Electing Shareholder generally would not be subject to the adverse PFIC rules discussed above with respect to their SPAC Ordinary Shares. As a result, such an Electing Shareholder generally should not recognize income, gain or loss as a result of the Merger, subject to the discussion herein generally under “U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders,” but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of SPAC, whether or not such amounts are actually distributed.

The impact of the PFIC rules on a U.S. Holder of SPAC Ordinary Shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC (an “MTM Election”). No assurance can be given that the SPAC Ordinary Shares are considered to be marketable stock for purposes of the MTM Election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein with respect their SPAC Ordinary Shares in connection with the Merger. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its SPAC Ordinary Shares at the end of its taxable year over its adjusted basis in its SPAC Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its SPAC Ordinary Shares over the fair market value of its SPAC Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM Election). The U.S. Holder’s basis in its SPAC Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its SPAC Ordinary Shares will be treated as ordinary income. However, if the MTM Election is not made by a U.S. Holder with respect to the first taxable year of its holding period for the PFIC stock, then the Section 1291 rules discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to, SPAC Ordinary Shares, including in connection with the Merger. An MTM Election is not available with respect to warrants, including the SPAC Public Warrants.

e.      Reporting

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF or MTM election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS and may result in significant penalties.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), AN MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND WHETHER AND HOW ANY OVERLAP RULES APPLY, AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION OR OVERLAP RULE AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights to U.S. Holders

In the event that a U.S. Holder elects to redeem its SPAC Ordinary Shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the SPAC Ordinary Shares under Section 302 of the Code. Except as provided below related to the potential treatment of SPAC as a PFIC, if the redemption qualifies as a sale or exchange of the SPAC Ordinary Shares, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the SPAC Ordinary Shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the SPAC Ordinary Shares redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. It is unclear, however, whether the redemption rights with respect to the SPAC Ordinary Shares have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of SPAC Ordinary Shares, the U.S. Holder will be treated as receiving a corporate distribution. Except as provided below related to the potential treatment of SPAC as a PFIC, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from SPAC’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the SPAC Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares. Dividends paid to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the SPAC Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of SPAC Ordinary Shares treated as held by the U.S. Holder relative to all of the SPAC Ordinary Shares issued and outstanding both before and after the redemption. The redemption of SPAC Ordinary Shares generally will be treated as a sale or exchange of the SPAC Ordinary Shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in SPAC or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only SPAC Ordinary Shares actually owned by the U.S. Holder, but also SPAC Ordinary Shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder. In order to meet the substantially disproportionate test, the percentage of SPAC’s issued and outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption of the SPAC Ordinary Shares must, among other requirements, be less than 80% of the percentage of SPAC’s issued and outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the SPAC Ordinary Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the SPAC Ordinary Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other SPAC Ordinary Shares. The redemption of the SPAC Ordinary Shares will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in SPAC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in SPAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining SPAC Ordinary Shares, or possibly in other SPAC Ordinary Shares constructively owned by it.

However, if a U.S. Holder exercises its redemption rights to receive cash from the Trust Account in exchange for a portion of its SPAC Ordinary Shares or, if such U.S. Holder exercises its redemption right with respect to all of its SPAC Ordinary Shares but maintains its ownership of SPAC Public Warrants, such redemption may be treated as integrated with the Merger rather than as a separate transaction. In such case, if the Merger qualifies as a reorganization under Section 368(a) of the Code, and if the redemption is treated as integrated with the Merger (rather than as a separate transaction), cash received by such U.S. Holder in the redemption may also be treated as taxable boot received in the reorganization under Section 368(a) of the Code (which, depending on the circumstances applicable to such U.S. Holder, may be treated either as (i) capital gain (but not loss) in a manner similar to that described above but not in excess of the amount of cash received or (ii) dividend income to the extent of (although not entirely clear) CayCo’s current and accumulated earnings and profits. If the Merger does not qualify as a reorganization under Section 368(a) of the Code but qualifies as part of an integrated transaction governed by Section 351 of the Code, it is possible that such cash, together with CayCo Warrants (if any) received in exchange for SPAC Public Warrants, may be treated as taxable boot received in to the transaction governed by Section 351 of the Code, in which case gain (but not loss) may be recognized on the Merger and redemption, computed on an asset by asset basis with respect to the SPAC Ordinary Shares and SPAC Public Warrants, in an amount equal to the lesser of (A) the amount of gain realized by such holder (generally, the excess (if any) of (x) the value ) of the CayCo Ordinary Shares received in the Merger and the cash received in the redemption or the value of the CayCo Warrants, as applicable, over (y) such U.S. Holder’s adjusted basis in the SPAC Ordinary Shares or SPAC Public Warrants, as applicable, exchanged therefor pursuant to the Merger and/or the redemption) and (B) the appropriate allocation to the SPAC Ordinary Shares or SPAC Public Warrants, as applicable, of the sum of the amount of cash received in the redemption and the value of the CayCo Warrants received in the Merger). For purposes of determining the appropriate allocation of the fair market value of the CayCo Warrants and the cash received in the redemption describe in the preceding clause (B), the holder allocates the fair market value of the CayCo Warrants and the cash received in the redemption between the SPAC Ordinary Shares and the SPAC Public Warrants based on the proportionate fair market values of the SPAC Ordinary Shares and SPAC Public Warrants exchanged in the Merger.

In addition, if a U.S. Holder that elects to participate in a redemption with respect to all its SPAC Ordinary Shares maintains its ownership of SPAC Public Warrants, such redemption also may be treated as integrated with the Merger rather than as a separate transaction (with the same taxation effects described in the above paragraph). In such case, even if the Merger were treated as a reorganization under Section 368 of the Code, and no gain or loss generally would be recognized upon the deemed exchange of SPAC Public Warrants for CayCo Warrants, cash received by such U.S. Holder in a redemption may also be treated as taxable boot received in the reorganization under Section 368 of the Code. Under this possible characterization, such U.S. Holder generally is expected to recognize capital gain (but not loss) on such redemption in an amount equal to the difference between the amount of cash received and such U.S. Holder’s adjusted basis in the SPAC Ordinary Shares exchanged therefor.

U.S. Holders of SPAC Ordinary Shares are urged to consult with their own tax advisors regarding the tax consequences of a redemption of all or a portion of their SPAC Ordinary Shares pursuant to an exercise of redemption rights.

PFIC Considerations

As discussed above under the heading “— U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders — 5. PFIC Considerations,” it is expected that SPAC will be a PFIC for the 2022 taxable year and the current and future taxable years.

If SPAC is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of SPAC Class A Ordinary Shares and, that the U.S. Holder did not make either an applicable PFIC election (or elections), as described above under the heading “— U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders — 5. PFIC Considerations — d. QEF Election and Mark-to-Market Election,” for the first taxable year of SPAC in which it was treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) such SPAC Class A Ordinary Shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its SPAC Class A Ordinary Shares (such as gain described above if the redemption qualifies for sale or exchange treatment) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the SPAC Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the SPAC Class A Ordinary Shares), including potentially a distribution described above if the redemption does not qualify as a sale or exchange of SPAC Ordinary Shares and the U.S. Holder is treated as receiving a corporate distribution.

Under these rules:

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s SPAC Class A Ordinary Shares;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which SPAC was a PFIC, will be taxed as ordinary income;

•        the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described in the third bullet above) of such U.S. Holder.

As discussed above, if SPAC is considered a PFIC, the impact of the PFIC rules on a U.S. Holder of SPAC Class A Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective QEF Election for the taxable year that is the first year in the U.S. Holder’s holding period of SPAC Class A Ordinary Shares during which SPAC qualified as a PFIC (or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election) or if the U.S. Holder has made an MTM Election. See the discussion above under the heading “— U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders — 5. PFIC Considerations — d. QEF Election and Mark-to-Market Election,” for a description of the consequences to a U.S. Holder of making the foregoing elections, which may mitigate the adverse consequences under the PFIC rules as a result of the redemption of a U.S. Holder’s SPAC Class A Ordinary Shares.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF Election or MTM election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS and may result in significant penalties.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING THE RULES RELATING TO CONTROLLED FOREIGN CORPORATIONS. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), AN MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND WHETHER IT WOULD BE DESIRABLE TO MAKE SUCH AN ELECTION.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR SPAC ORDINARY SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Ownership and Disposition of CayCo Securities by U.S. Holders

Distributions on CayCo Ordinary Shares

Subject to the discussion below under “— PFIC Considerations,” if CayCo makes distributions of cash or property on the CayCo Ordinary Shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of CayCo’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. Since CayCo does not intend to provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder generally would be required to treat all such distributions as dividends for U.S. federal income tax purposes. Any dividend generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

•        Subject to the discussion below under “PFIC Considerations,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

•        the CayCo Ordinary Shares are readily tradable on an established securities market in the United States;

•        CayCo is neither a PFIC (as discussed below under below under “PFIC Considerations”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;

•        the U.S. Holder satisfies certain holding period requirements; and

•        the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There can be no assurance that CayCo Ordinary Shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, there can no assurance that CayCo will not be treated as a PFIC in any taxable year. See discussion below under “PFIC Considerations.” U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to CayCo Ordinary Shares. Subject to certain exceptions, dividends on CayCo Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by CayCo with respect to the CayCo Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Sale, Exchange, Redemption or Other Taxable Disposition of CayCo Securities

Subject to the discussion below under “PFIC Considerations,” a U.S. Holder generally would recognize gain or loss on any sale, exchange, redemption or other taxable disposition of CayCo Securities in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such CayCo Securities, as applicable. Any gain or loss recognized by a U.S. Holder on a taxable disposition of CayCo Securities generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the CayCo Securities for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. In the event any non-U.S. tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. Holders should consult their tax advisors regarding the ability to claim a foreign tax credit.

Exercise, Lapse or Redemption of CayCo Warrants

Subject to the PFIC rules discussed below under “PFIC Considerations” and except as discussed below with respect to the cashless exercise of a CayCo Warrant, a U.S. Holder generally will not recognize taxable gain or loss on the exercise of a CayCo Warrant. The U.S. Holder’s tax basis in the CayCo Ordinary Share received upon exercise of a CayCo Warrant generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the SPAC Public Warrant in respect of which the exercised CayCo Warrant was received, any gain recognized with respect to the exchange of such SPAC Public Warrant for the CayCo Warrant, and the exercise price of such CayCo Warrant. It is unclear whether the U.S. Holder’s holding period for the CayCo Ordinary Shares received upon exercise of the CayCo Warrants will begin on the date following the date of exercise or on the date of exercise of the CayCo Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the CayCo Warrants. If a CayCo Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the CayCo Warrant.

The tax consequences of a cashless exercise of a CayCo Warrant are not clear under current tax law. Subject to the PFIC rules discussed below under “PFIC Considerations,” a cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the CayCo Ordinary Shares received generally should equal the U.S. Holder’s basis in the CayCo Warrants exercised therefor. If the cashless exercise were treated as not being a realization event (and not a recapitalization), it is unclear whether a U.S. Holder’s holding period in the CayCo Ordinary Shares would be treated as commencing on the date following the date of exercise or on the date of exercise of the CayCo Warrant; in either case, the holding period would not include the period during which the U.S. Holder held the CayCo Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the CayCo Ordinary Shares would include the holding period of the CayCo Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered CayCo Warrants with an aggregate fair market value equal to the exercise price for the total number of CayCo Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the CayCo Warrants deemed surrendered and the U.S. Holder’s adjusted tax basis in such CayCo Warrants. In this case, a U.S. Holder’s tax basis in the CayCo Ordinary Shares received would equal the sum of the U.S. Holder’s tax basis in the CayCo Warrants exercised and the exercise price of such CayCo Warrants. It is unclear whether a U.S. Holder’s holding period for CayCo Ordinary Shares would commence on the date following the date of exercise or on the date of exercise of the CayCo Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the CayCo Warrants. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the CayCo Ordinary Shares received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If CayCo redeems CayCo Warrants for cash pursuant to the redemption provisions applicable to the CayCo Warrants or if CayCo purchases CayCo Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Sale, Exchange, Redemption or Other Taxable Disposition of CayCo Securities.”

Possible Constructive Distributions

The terms of each CayCo Warrant (which will have, and be subject to, substantially the same terms and conditions as were applicable to such SPAC Public Warrant immediately prior to the consummation of the Business Combination) provide for an adjustment to the number of CayCo Ordinary Shares for which the CayCo Warrant may be exercised or to the exercise price of the CayCo Warrant in certain events, as discussed in the section of this Registration Statement/Proxy Statement entitled “Description of Securities — Securities of Chenghe prior to the Business Combination — Warrants — Public Warrants — Anti-Dilution Adjustments” and “Description of Securities — Securities of CayCo — Warrants.” An adjustment that has the effect of preventing dilution generally is not taxable. The U.S. Holders of the CayCo Warrants would, however, be treated as receiving a constructive distribution from CayCo if, for example, the adjustment to the number of such CayCo Ordinary Shares received upon exercise of the CayCo Warrants or to the exercise price of the CayCo Warrants increases the proportionate interest of the U.S. Holder of CayCo Warrants in CayCo’s assets or earnings and profits (e.g., through an increase in the number of CayCo Ordinary Shares that would be obtained upon exercise or through a decrease in the exercise price of a CayCo Warrant) as a result of a distribution (or a transaction treated as a distribution) of cash or other property, such as other securities, to the holders of CayCo Ordinary Shares, which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the CayCo Warrants received a cash distribution from CayCo equal to the fair market value of such increased interest.

PFIC Considerations

The treatment of U.S. Holders of the CayCo Securities could be materially different from that described above, if CayCo is treated as a PFIC for U.S. federal income tax purposes (for a general discussion of the PFIC rules, see above under the heading “— U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders — 5. PFIC Considerations — a. Definition of a PFIC”).

As of the date hereof, CayCo has not made a determination as to its PFIC status for its current taxable year or any other taxable year. Whether CayCo is a PFIC is determined on an annual basis. The determination of whether CayCo is a PFIC is a factual determination that depends on, among other things, the composition of CayCo’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of certain subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether CayCo will be a PFIC in its current taxable year or for any future taxable year. In addition, none of SPAC’s or CayCo’s respective U.S. counsel expresses any opinion with respect to CayCo’s PFIC status for any taxable year.

Under the PFIC rules, if CayCo were considered a PFIC at any time that a U.S. Holder owns CayCo Securities, CayCo would continue to be treated as a PFIC with respect to such investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its CayCo Ordinary Shares at their fair market value on the last day of the last taxable year in which CayCo is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the CayCo Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless CayCo subsequently becomes a PFIC.

For each taxable year that CayCo is treated as a PFIC with respect to a U.S. Holder’s CayCo Ordinary Shares, the U.S. Holder will be subject to special tax rules, as described above under the heading “— Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights to U. S. Holders — PFIC Considerations.”

It is not entirely clear how various aspects of the PFIC rules apply to the CayCo Warrants. If a U.S. Holder sells or otherwise disposes of CayCo Warrants (other than upon exercise of such warrants) and CayCo were a PFIC at any time during the U.S. Holder’s holding period of such CayCo Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described under the heading “— Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights to U. S. Holders — PFIC Considerations.”. The rules relating to “excess distributions” discussed above, will continue to apply with respect to CayCo Ordinary Shares resulting from the exercise of CayCo Warrants if CayCo were a PFIC during a U.S. Holder’s holding period (which, while not entirely clear, generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the CayCo Warrant), unless the U.S. Holder makes a purging election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which CayCo may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that CayCo does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of CayCo’s subsidiaries.

If CayCo is a PFIC, a U.S. Holder of CayCo Ordinary Shares may avoid taxation under the Excess Distribution Rules described above by making a QEF Election. However, a U.S. Holder may make a QEF Election with respect to its CayCo Ordinary Shares only if CayCo provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury Regulations. Because CayCo currently does not intend to provide U.S. Holders with such information on an annual basis, U.S. Holders generally would not be able to make a QEF Election with respect to the CayCo Ordinary Shares.

A U.S. Holder of CayCo Ordinary Shares may also avoid taxation under the Excess Distribution Rules by making an MTM Election. The application of the PFIC rules to U.S. Holders of CayCo Warrants is unclear. Proposed Treasury Regulations issued under the PFIC rules generally treat an “option” (which would include a CayCo Warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury Regulations issued under the PFIC rules provide that the QEF Election does not apply to options and no MTM Election is currently available with respect to options.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF Election or MTM Election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS and may result in significant penalties.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING THE RULES RELATING TO CONTROLLED FOREIGN CORPORATIONS. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), AN MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND WHETHER IT WOULD BE DESIRABLE TO MAKE SUCH AN ELECTION.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of CayCo Securities (including constructive dividends), and the proceeds received on the sale or other taxable disposition of CayCo Securities effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Information reporting requirements will also apply to redemptions from U.S. Holders of SPAC Securities. Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

The preceding discussion of certain material U.S. federal tax considerations is for general information purposes only. It is not tax advice to holders of SPAC Securities or CayCo Securities. Each such holder should consult its own tax advisor regarding the particular U.S. federal, state and local, and non-U.S. tax considerations of purchasing, holding, and disposing of SPAC Securities or CayCo Securities, including the consequences of any proposed change in applicable law.

MATERIAL TAIWAN INCOME TAX CONSIDERATIONS

The following is a general summary of the principal Taiwan tax consequences of the ownership and disposition of CayCo Ordinary Shares immediately following the Business Combination by and to a non-resident individual or non-resident entity holder (referred to herein as a “Non-Taiwan Holder”). As used in the preceding sentence, a “non-resident individual” is generally a foreign national who owns CayCo Ordinary Shares and is not physically present in Taiwan for 183 days or more during any calendar year, and a “non-resident entity” is a corporation or a non-corporate body that owns CayCo Ordinary Shares and is organized under the laws of a jurisdiction other than Taiwan.

Holders should consult their tax advisors concerning the Taiwan tax consequences of holding CayCo Ordinary Shares and the laws of any relevant taxing jurisdiction to which they are subject.

Capital gains from the sale or disposal of CayCo Ordinary Shares

Sale or disposal of the ordinary shares of a Cayman Islands company is generally not regarded as the sale of Taiwan securities; thus, any gains generated therefrom by Non-Taiwan Holders are not subject to Taiwan income tax.

Securities Transaction Tax

Sale of the ordinary shares of a Cayman Islands company by Non-Taiwan Holders is generally not subject to Taiwan securities transaction tax.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined consolidated ﬁnancial information presents the combination of the ﬁnancial information of TCO, and SPAC adjusted to give effect to the Business Combination and related transactions. It is provided to aid you in your analysis of the financial aspects of the transactions. Deﬁned terms included below have the same meaning as terms deﬁned and included elsewhere in this Registration Statement/Proxy Statement.

The following unaudited pro forma condensed combined consolidated ﬁnancial information has been prepared in accordance with Article 11 of Regulation S-X.

The historical ﬁnancial information of TCO was derived from the audited consolidated ﬁnancial statements of TCO as at and for the year ended December 31, 2022, and unaudited condensed consolidated financial statements of TCO as at and for the six months ended June 30, 2023. The historical ﬁnancial information of SPAC was derived from the audited ﬁnancial statements of SPAC as at and for the year ended December 31, 2022, and unaudited condensed consolidated financial statements of SPAC as at and for the six months ended June 30, 2023. Such audited ﬁnancial statements are included elsewhere in this Registration Statement/Proxy Statement. This information should be read together with TCO’s and SPAC’s ﬁnancial statements and related notes as of December 31, 2022, the sections entitled “SPAC Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Company Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other ﬁnancial information included elsewhere in this Registration Statement/Proxy Statement.

The unaudited pro forma condensed combined balance sheet is presented as of June 30, 2023, and the unaudited pro forma condensed combined statements of operations is presented for the years ended December 31, 2022, and for six months ended June 30, 2023. The unaudited proforma condensed combined balance sheet as of June 30, 2023, and the unaudited proforma condensed combined statements of operations for the year ended December 31, 2022, and for six months ended June 30, 2023, have given effect to the redemption of holders of 3,062,319 SPAC Class A Ordinary Shares in connection with the Extension Meeting. The unaudited pro forma condensed combined balance sheet as of June 30, 2023, gives pro forma effect to the Transactions as if they had been consummated as of that date. The unaudited pro forma combined statements of operations for the year ended December 31, 2022, and for six months ended June 30, 2023, gives pro forma effect to the Transactions as if they had occurred as of the beginning of the earliest period presented.

Description of the Transactions

On July 21, 2023, SPAC, entered into a Business Combination Agreement with CayCo, Merger Sub and TCO, pursuant to which, Merger Sub shall be merged with and into SPAC with SPAC being the surviving company and as a direct, wholly owned subsidiary of CayCo, and SPAC will change its name to “SEMILUX LTD.”.

Pursuant to the Business Combination Agreement, at the Merger Effective Time, (i) each outstanding SPAC Unit, consisting of one (1) SPAC Class A Ordinary Share and one-half (1/2) of one (1) SPAC Warrant, will be automatically separated and the holder thereof will be deemed to hold one (1) SPAC Class A Ordinary Share and one-half (1/2) of one (1) SPAC Warrant; (ii) each SPAC Class B Ordinary Share that is issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into one (1) SPAC Class A Ordinary Share and each SPAC Class B Ordinary Shares shall no longer be issued and outstanding and shall automatically be cancelled and cease to exist; (iii) each SPAC Class A Ordinary Share (which for the avoidance of doubt, includes the SPAC Class A Ordinary Shares (A) issued in connection with the SPAC Class B Conversion; and (B) held as a result of Unit Separation) shall be converted into the right to receive one (1) CayCo Ordinary Share; and (iv) each SPAC Warrant that is outstanding and unexercised shall be automatically converted into the right to receive a CayCo Warrant, which shall be on the same terms and conditions as the applicable SPAC Warrant. At the Closing, in accordance with the Companies Act (as revised) of the Cayman Islands, Merger Sub will merge with and into SPAC, the separate corporate existence of Merger Sub will cease and SPAC will be the surviving corporation and a wholly-owned subsidiary of CayCo.

Under the Business Combination Agreement, the base equity value of TCO is $380,000,000 and will be paid entirely in shares, comprised of newly issued ordinary shares of the CayCo, with each share valued at the Per Share Price.

Accounting for the Transactions

The Transactions will be accounted for as a reverse merger in accordance with GAAP. Under this method of accounting, SPAC will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on TCO shareholders expecting to have a majority of the voting power of the combined company, TCO comprising the ongoing operations of the combined entity, TCO comprising a majority of the governing body of the combined company, and TCO’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Transactions will be treated as the equivalent of TCO issuing share for the net assets of SPAC, accompanied by a recapitalization. The net assets of SPAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of TCO.

Basis of Pro Forma Presentation

The unaudited pro forma combined statement of operations reflects the pro forma adjustments that are directly attributable to the Transactions, factually supportable and expected to have a continuing impact on the results of the combined company. The unaudited pro forma combined balance sheet reflects pro forma adjustments that are directly attributable to the Transactions and factually supportable, regardless of whether the impact is expected to be continuing or nonrecurring. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the Merger.

The unaudited pro forma combined statement of balance sheet as of June 30, 2023 have been prepared using, and should be read in conjunction with, the following:

•        SPAC’s unaudited condensed balance sheet as of June 30, 2023 and the related notes for the six months ended June 30, 2023, included elsewhere in this Registration Statement / Proxy Statement; and

•        TCO’s unaudited consolidated balance sheet as of June 30, 2023 and the related notes for the six months ended June 30, 2023, included elsewhere in this Registration Statement / Proxy Statement.

The unaudited pro forma combined statement of operations for the six months ended June 30, 2023 have been prepared using, and should be read in conjunction with, the following:

•        SPAC’s unaudited condensed statement of operations for the six months ended June 30, 2023 and the related notes, included elsewhere in this Registration Statement / Proxy Statement; and

•        TCO’s unaudited consolidated statement of operations for the six months ended June 30, 2023 and the related notes, included elsewhere in this Registration Statement / Proxy Statement.

The unaudited pro forma combined statement of operations for the year ended December 31, 2022 have been prepared using, and should be read in conjunction with, the following:

•        SPAC’s audited condensed statement of operations for year ended December 31, 2022 and the related notes, included elsewhere in this Registration Statement / Proxy Statement; and

•        TCO’s audited consolidated statement of operations for year ended December 31, 2022 and the related notes, included elsewhere in this Registration Statement / Proxy Statement.

The unaudited proforma condensed combined financial information has given effect to the redemption of holders of 3,062,319 SPAC Class A Ordinary Shares in connection with the Extension Meeting. The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. TCO and SPAC have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to CayCo and Merger Sub accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The unaudited pro forma combined financial information has been prepared assuming two alternative levels of redemption into cash of SPAC’s ordinary shares:

•        Scenario 1 — No Redemption Scenario: This scenario assumes that there are no SPAC Shareholders exercise redemption rights with respect to their SPAC Class A Ordinary Shares in connection with the Business Combination;

•        Scenario 2 — Intermediate Redemption Scenario: This scenario assumes that SPAC Shareholders holding 4,218,841 SPAC Class A Ordinary Shares, representing 50% of 8,437,681 SPAC Class A Ordinary Shares remaining outstanding after the Extension Meeting, will exercise redemption rights in connection with the Business Combination; and

•        Scenario 3 — Maximum Redemption Scenario: This scenario assumes that SPAC Shareholders holding 7,344,949 SPAC Class A Ordinary Shares will exercise their redemption rights in connection with the Business Combination. The number of Public Shares redeemed under the maximum redemption scenario is calculated based on the assumption that (i) SPAC will pay $2,300,000 transaction expenses from the Trust Account at the Closing; and (ii) SPAC will have US$5,000,001 net asset following the redemption.

If no SPAC Public Shareholder exercises redemption rights (after giving effect to the exercises of all issued and outstanding SPAC Warrants) in connection with the business Combination, SPAC Public Shareholders, the Sponsor and its affiliates, and the TCO Shareholders will own approximately 13.43%, 16.92% and 60.50% of the CayCo Ordinary Shares, respectively.

If 4,218,841 SPAC Class A Ordinary Shares are redeemed in connection with the Business Combination (after giving effect to the exercises of all issued and outstanding SPAC Warrants), SPAC Public Shareholders, the Sponsor and its affiliates, and the TCO Shareholders will own approximately 7.20%, 18.13% and 64.85% of the pro-forma CayCo Ordinary Shares outstanding at the Closing, respectively.

If 7,344,949 SPAC Class A Ordinary Shares are redeemed in connection with the Business Combination (after giving effect to the exercises of all issued and outstanding SPAC Warrants), SPAC Public Shareholders, the Sponsor and its affiliates, and the TCO Shareholders will own approximately 1.97%, 19.16% and 68.51% of the pro-forma CayCo Ordinary Shares outstanding at the Closing, respectively.

As such, SPAC shareholders who do not redeem their ordinary shares of SPAC will experience immediate and material dilution upon closing of the Business Combination.

The following table illustrates the ownership levels in the CayCo, assuming consummation of the Business Combination, the Company Acquisition Percentage reaching 100% at the consummation of the TCO Restructuring and assuming the exercise of all issued and outstanding SPAC Warrants, under several redemption scenarios:

	Assuming No Redemptions		Assuming Intermediate Redemptions		Assuming Maximum Redemptions
	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %
TCO Shareholders	38,000,000	60.50%	38,000,000	64.85%	38,000,000	68.51%
Public Shareholders	8,437,681	13.43%	4,218,840	7.20%	1,092,732	1.97%
Holders of Founder Shares(3)	2,875,000	4.58%	2,875,000	4.91%	2,875,000	5.18%
Holders of SPAC Public Warrants(1)	5,750,000	9.15%	5,750,000	9.81%	5,750,000	10.87%
Holders of SPAC Private Warrants(2)(3)	7,750,000	12.34%	7,750,000	13.23%	7,750,000	13.97%
Pro forma ordinary shares of the Post-Closing Company	62,812,681	100.0%	58,593,840	100.0%	55,467,732	100.0%

____________

(1)      Assumes the exercise of all issued and outstanding SPAC Public Warrants, each for one CayCo Ordinary Share, at the closing of the Business Combination.

____________

(2)      Assumes the exercise of all issued and outstanding SPAC Private Placement Warrants, each for one CayCo Ordinary Share, at the closing of the Business Combination. As of the date of this Registration Statement / Proxy Statement, the Sponsor has not extended any working capital loan to Chenghe, which may be convertible into private placement warrants at the option of the Sponsor. None of Chenghe, its directors and officers is aware of any intention to obtain any working capital loan from the Sponsor.

(3)      The Sponsor and its affiliates’ total potential ownership interest in the post-Closing Company, assuming the exercise and conversion of all securities following the Closing, including the SPAC Private Placement Warrants and Founder Shares, is estimated to comprise approximately 16.92% of outstanding CayCo Ordinary Shares in a no redemption scenario, 18.13% of outstanding CayCo Ordinary Shares in an intermediate redemption scenario and 19.16% of outstanding CayCo Ordinary Shares in a maximum redemption scenario.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS OF JUNE 30, 2023

(US$ in thousands, except for share and per share data, or otherwise noted)

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Intermediate Redemptions into Cash			Scenario 3 Assuming Maximum Redemptions into Cash
	(A) SPAC	(B) TCO	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets:
Cash and cash equivalents	$396	$8,316	$122,727	(1)	$90,262	—		45,331	$—		$11,969
	—	—	(4,886)	(2)	—	—		—	—		—
	—	—	(3,518)	(3)	—	—		—	—		—
	—	—	(32,773)	(4)	—	(44,931)	(4)	—	(33,362)	(4)	—
Restricted cash	—	3,042	—		3,042	—		3,042	—		3,042
Accounts receivable, net	—	137	—		137	—		137	—		137
Inventories, net	—	1,912	—		1,912	—		1,912	—		1,912
Prepayments and other current assets	129	169	—		298	—		298	—		298
Total current assets	525	13,576	81,550		95,651	(44,931)		50,720	(33,362)		17,358
Non-current assets:
Investments held in Trust Account	122,727	—	(122,727)	(1)	—	—		—	—		—
Property and equipment, net	—	1,788	—		1,788	—		1,788	—		1,788
Right-of-use assets	—	405	—		405	—		405	—		405
Deferred tax assets, net	—	31	—		31	—		31	—		31
Other non-current assets	—	229	—		229	—		229	—		229
Total non-current assets	122,727	2,453	(122,727)		2,453	—		2,453	—		2,453
TOTAL ASSETS	123,252	16,029	(41,177)		98,104	(44,931)		53,173	(33,362)		19,811

LIABILITIES
Current liabilities:
Short-term borrowings	—	2,931	—		2,931	—		2,931	—		2,931
Accounts payable	—	14	—		14	—		14	—		14
Other payables	655	282	(655)	(2)	282	—		282	—		282
Due to Sponsor	206	—	(206)	(2)	—	—		—	—		—
Operating lease liabilities	—	289	—		289	—		289	—		289
Long-term borrowings	—	645	—		645	—		645	—		645
Other current liabilities	—	16	—		16	—		16	—		16
Total current liabilities	861	4,177	(861)		4,177	—		4,177	—		4,177

Non-current liabilities:
Deferred underwriting commissions	4,025	—	(4,025)	(2)	—	—		—	—		—
Long-term borrowings	—	1,227	—		1,227	—		1,227	—		1,227
Non-current lease liabilities	—	104	—		104	—		104	—		104
Total non-current liabilities	4,025	1,331	(4,025)		1,331	—		1,331	—		1,331
TOTAL LIABILITIES	4,886	5,508	(4,886)		5,508	—		5,508	—		5,508

Commitments and contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value, 11,500,000 number of shares at redemption value of $10.67 as of June 30, 2023	122,727	—	(122,727)	(4)	—	—		—	—		—
											—
EQUITY											—
											—
Ordinary shares	—	9,167	(4,236)	(5)	4,931	(422)	(5)	4,509	(312)	(5)	4,197
Class A Ordinary Shares	—	—	—		—	—		—	—		—
Class B Ordinary Shares	1	—	(1)	(5)	—	—		—	—		—
Additional paid-in capital	—	1,510	89,954	(4)	90,121	(44,931)	(4)	45,190	(33,362)	(4)	11,828
	—	—	(1,218)	(3)	—	422	(5)	422	312	(5)	734
	—	—	(125)	(5)	—	—		—	—		—
Statutory reserve	—	454	—		454	—		454	—		454
Accumulated deficit	(4,362)	(610)	4,362	(5)	(2,910)	—		(2,910)	—		(2,910)
			(2,300)	(3)
TOTAL EQUITY	(4,361)	10,521	86,436		92,596	(44,931)		47,665	(33,362)		14,303
TOTAL LIABILITIES AND EQUITY	123,252	16,029	(41,177)		98,104	(44,931)		53,173	(33,362)		19,811

Notes and Unaudited Pro Forma Combined Balance Sheet Adjustments

The pro forma adjustment to the unaudited combined pro forma balance sheet consists of the following:

____________

(A)     Derived from the unaudited balance sheet of SPAC as of June 30, 2023.

(B)     Derived from the unaudited balance sheet of TCO as of June 30, 2023.

(1)      Reflects the release of cash from cash and investment held in the Trust Account.

(2)      Reflects the settlement of $4.03 million of deferred underwriting commission incurred during the SPAC IPO due upon completion of the business combination and the settlement of $0.86 million of other payables.

(3)      Reflects an adjustment of $3.5 million to reduce cash for transaction costs expected to be incurred by SPAC and TCO in relation to the Business Combination, including advisory, printing, legal and accounting services. $2.3 million incurred by SPAC was expensed and recorded in accumulated deficit, and the remaining $1.2 million incurred by TCO was determined to be deferred offering costs and offset to additional-paid-in capital.

(4)      In Scenario 1, which reflects the redemption of 3,062,319 shares at a per share price of US$10.7 in connection with the vote to approve the Extension Amendment Proposal on July 26, 2023, and assumes no further SPAC Shareholders, collectively holding 8,437,681 shares, exercises their redemption rights in connection with the Business Combination. As of June 30, 2023, there were approximately $122.72 million in the Trust Account. Taking into account the $32.77 million in the trust account paid out in cash as redemption proceeds in connection with the Extension Meeting, and nil to be paid out in cash as redemption proceeds at the Closing of the Business Combination, all SPAC Public Shares previously subject to redemption for cash amounting to $89.95 million would be transferred to shareholders’ equity.

In Scenario 2, which reflects the redemption of 3,062,319 shares at a per share price of US$10.7 in connection with the vote to approve the Extension Amendment Proposal on July 26, 2023 and the redemption of nil share in connection with the Business Combination as reflected in Scenario 1 above, and additionally assumes that SPAC Shareholders holding 4,218,841 SPAC Class A Ordinary Shares, representing 50% of 8,437,681 SPAC Class A Ordinary Shares remaining outstanding after the Extension Meeting, will exercise redemption rights at an assumed share price of US$10.67 in connection with the Business Combination. Under Scenario 2, an additional amount of $44.93 million in the trust account will be need to be paid out in cash as redemption proceeds at the closing of the Business Combination, as compared with Scenario 1. Taking into account the $32.68 million paid out in connection with the Extension Meeting, a total of $77.70 million in the trust account will need to be paid out in cash as redemption proceeds.

In Scenario 3, which reflects the redemption of 3,062,319 shares at a per share price of US$10.7 in connection with the vote to approve the Extension Amendment Proposal on July 26, 2023 and the redemption of 4,218,841 SPAC Class A Ordinary Shares in connection with the Business Combination, as reflected in Scenario 2 above, and additionally assumes that SPAC Shareholders holding 3,126,108 SPAC Class A Ordinary Shares will exercise their redemption rights at an assumed share price of US$10.67 in connection with the Business Combination. Under Scenario 3, an additional amount of $33.34 million in the trust account would need to be paid out in cash as redemption proceeds would be paid out in cash at the closing of the Business Combination. Taking into account the $32.77 million paid out in connection with the Extension Meeting and the $44.93 million paid out in connection with redemption under Scenario 2 above, a total of $111.04 million in the trust account will need to be paid out in cash as redemption proceeds. The number of Public Shares redeemed under the maximum redemption scenario is calculated based on the assumption that (i) SPAC will pay $2,300,000 transaction expenses from the Trust Account at the Closing; and (ii) SPAC will have US$5,000,001 net asset following the redemption.

(5)      Reflects 1) recapitalization of TCO through issuance of SPAC shares and eliminate SPAC historical accumulated earnings; and 2) the contribution of all the share capital in TCO to SPAC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2023

				Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Intermediate Redemptions into Cash		Scenario 3 Assuming Maximum Redemptions into Cash
	(A) SPAC	(B) TCO		Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments	Pro Forma Income Statement	Pro Forma Adjustments	Pro Forma Income Statement
Total revenues	$—	$497		$—		$497	—	$497	$—	$497
Cost of revenue	—	(508)		—		(508)	—	(508)	—	(508)
Gross profit	—	(11)		—		(11)	—	(11)	—	(11)
Operating expenses				—		—	—	—	—	—
Selling expenses		145		—		145	—	145	—	145
Administrative expenses	815	533		—		1,348	—	1,348	—	1,348
Research and development expenses	—	376		—		376	—	376	—	376
Impairment loss	—	(9)		—		(9)	—	(9)	—	(9)
Total operating expenses	815	1,045		—		1,860	—	1,860	—	1,860
Net operating loss	(815)	(1,056)		—		(1,871)	—	(1,871)	—	(1,871)
Non-operating income and expenses
Interest income	—	238	(1)	—		238	—	238	—	238
Other income	—	9		—		9	—	9	—	9
Other gains (loss), net	—	124		—		124	—	124	—	124
Interest earned on investments held in Trust Account	2,645	—	(1)	(2,645)	(1)	—	—	—	—	—
Finance costs, net	—	(56)		—		(56)	—	(56)	—	(56)
Total non-operating income and expenses	2,645	315		—		315	—	315	—	315
Profit (loss) from operations before tax	1,830	(741)		—		(1,556)	—	(1,556)	—	(1,556)
Tax expense	—	—		—		—	—	—	—	—
Profit (loss)	1,830	(741)		—		(1,556)	—	(1,556)	—	(1,556)

Weighted average shares outstanding of ordinary shares	—	28,151,000				49,312,681		45,093,841		41,967,732
Weighted average shares outstanding of redeemable ordinary shares	11,500,000	—				—		—		—
Basic and diluted net loss per ordinary share	0.13	0.03				(0.03)		(0.03)		(0.04)
Weighted average shares outstanding of non-redeemable ordinary shares	2,875,000	—				—		—		—
Basic and diluted net loss per Non-redeemable ordinary shares	0.13

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022

				Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Intermediate Redemptions into Cash		Scenario 3 Assuming Maximum Redemptions into Cash
	(A) SPAC	(B) TCO		Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments	Pro Forma Income Statemen	Pro Forma Adjustments	Pro Forma Income Statement
Total revenues	$—	$3,336		$—		$3,336	—	$3,336	$—	$3,336
Cost of revenue		(1,841)		—		(1,841)	—	(1,841)	—	(1,841)
Gross profit	—	1,495		—		1,495	—	1,495	—	1,495
Operating expenses							—	—
Selling expenses	—	408		—		408	—	408	—	408
Administrative expenses	650	835		2,300	(2)	3,785	—	3,785	—	3,785
Research and development expenses	—	874		—		874	—	874	—	874
Impairment loss	—	8		—		8	—	8	—	8
Total operating expenses	650	2,125		—		5,075	—	5,075	—	5,075
Net operating loss	(650)	(630)		—		(3,580)	—	(3,580)	—	(3,580)
Non-operating income and expenses
Interest income	—	113	(1)	—		113	—	113	—	113
Other income	—	93		—		93	—	93	—	93
Other gains, net	—	1,218		—		1,218	—	1,218	—	1,218
Interest earned on investments held in Trust Account	1,633	—	(1)	(1,633)	(1)	—	—	—	—	—
Finance costs, net		(94)		—		(94)	—	(94)	—	(94)
Total non-operating income and expenses	1,633	1,330		—		1,330	—	1,330	—	1,330
Profit from operations before tax	983	700		—		(2,250)	—	(2,250)	—	(2,250)
Tax expense		209		—		209	—	209	—	209
Profit	983	491		—		(2,459)	—	(2,459)	—	(2,459)

Weighted average shares outstanding of ordinary shares	—	28,151,000				49,312,681		45,093,841		41,967,732
Weighted average shares outstanding of redeemable ordinary shares	7,687,671	—				—		—		—
Basic and diluted net loss per ordinary share	0.09	0.02				(0.05)		(0.05)		(0.06)
Weighted average shares outstanding of non-redeemable ordinary shares	2,750,685	—				—		—		—
Basic and diluted net loss per non-redeemable ordinary shares	0.09

Notes and adjustment to Unaudited Pro Forma Condensed combined Statement of Operations

The notes and pro forma adjustments to the unaudited condensed combined pro forma statements of operations consist of the following:

____________

(A)     Derived from SPAC’s unaudited condense consolidated statement of operations for the six months ended June 30, 2023 and audited consolidated statement of operations for the years ended December 31, 2022.

(B)     Derived from the TCO’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2023 and audited consolidated statement of operations for the years ended December 31, 2022.

(1)      Represents an adjustment to eliminate interest earned on investments held in Trust Account.

(2)      Reflects the estimated transaction costs of $2.3 million as if incurred on January 1, 2022, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

Shares calculation

The following presents the calculation of basic and diluted weighted average shares outstanding assuming two alternative levels of conversion for six months ended June 30, 2023:

	Scenario 1 Combined (Assuming No Redemptions Into Cash)	Scenario 2 Combined (Assuming Intermediate Redemptions Into Cash)	Scenario 3 Combined (Assuming Maximum Redemptions Into Cash)
Weighted average shares calculation, basic and diluted
SPAC public shares	8,437,681 *	4,218,841	1,092,732
SPAC shares held by Founders and Sponsor	2,875,000	2,875,000	2,875,000
Shares issued to TCO shareholders in Business Combination	38,000,000	38,000,000	38,000,000
Weighted average shares outstanding	49,312,681	45,093,841	41,967,732

Percent of shares owned by existing public holders of SPAC share	17.1%	9.4%	2.6%
Percent of shares owned by SPAC Founder and Sponsor	5.8%	6.4%	6.9%
Percent of shares owned by existing holders of TCO share	77.1%	84.2%	90.5%
	100.0%	100.0%	100.0%

____________

*        8,437,681 shares under Scenario 1 derives from the 11,500,000 shares outstanding as of June 30, 2023, minus the redemption of 3,062,319 shares in connection with the vote to approve the Extension Amendment Proposal on July 26, 2023.

Net loss per share

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the sum of the historical SPAC weighted average number of redeemable shares outstanding of 11,500,000 and non-redeemable shares outstanding of 2,875,000 under both scenarios for the year ended June 30, 2023 adjusted by (a) approximately 38,000,000 consideration shares estimated, derived from the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements (after rounding adjustment), to be issued in connection with the Business Combination; and (b) redemption of 3,062,319 shares under no redemption scenario and 10,407,268 shares under maximum redemption scenario.

For the purposes of calculating the weighted average number of shares of Company ordinary shares outstanding, the effects of outstanding warrants and exchangeable units to purchase ordinary shares and employee share option plans were not considered in the calculation of diluted loss per share, since the inclusion of such warrants and options would be anti-dilutive.

	Adjustment for Merger Assuming No Redemptions	Adjustment for Merger Assuming 4,218,841 Redemptions	Adjustment for Merger Assuming 7,344,949 Shares Redemptions
Weighted average shares of redeemable ordinary share	11,500,000*	11,500,000	11,500,000
Weighted average outstanding shares of non-redeemable shares	2,875,000	2,875,000	2,875,000
Add: Closing merger consideration payable in shares	38,000,000	38,000,000	38,000,000
Less: shares assumed to be redeemed	(3,062,319)	(7,281,160)	(10,407,268)
Weight average shares	49,312,681	45,093,840	41,967,732

BUSINESS OF CAYCO AND MERGER SUB BEFORE THE BUSINESS COMBINATION

Business of CayCo Before the Business Combination

As of the date of this Registration Statement/Proxy Statement, CayCo has not conducted any material activities other than those incidental to its formation and to the matters contemplated by the Business Combination Agreement, such as the preparation of this Registration Statement/Proxy Statement. Upon the terms and subject to the conditions of the Business Combination Agreement, SPAC, CayCo, the Merger Sub, and the Company will effect a series of the transactions, as a result of which CayCo will become of the parent of the Company and SPAC. After the Business Combination, CayCo intends to continue the business of the Company. For information about CayCo’s management, share ownership and corporate governance following the Business Combination, please see the section entitled “Management of CayCo After the Business Combination” elsewhere in this Registration Statement/Proxy Statement.

Formation

CayCo is a Cayman Islands exempted company with limited liability that will become the holding company of the Company following the consummation of the Business Combination.

Articles

CayCo’s current articles include provisions customary for a shell company created for the purpose of effecting a business combination. Upon consummation of the Business Combination, the CayCo Listing Articles will be substantially in the form set forth in Annex B to this Registration Statement/Proxy Statement. Please see the section entitled “Description of Securities — Securities of CayCo” elsewhere in this Registration Statement/Proxy Statement for additional information.

Financial Year

CayCo’s ﬁscal year ends on December 31 of each year.

Subsidiaries

CayCo is the parent company of the Merger Sub.

Shareholders

The sole shareholder of CayCo are Vienna Management Holdings Ltd., Monilux Global Group Ltd., Lucidity Investments Global Ltd. and Clariscope Ventures Group Ltd.

Board of Directors

The sole director of CayCo is Yung Peng Chang.

Biographical information for the CayCo Board is included under the section entitled “Management of CayCo After the Business Combination.”

Executive Officers, Officers and Employees

Currently, Yung Peng Chang is the sole director of CayCo. CayCo does not have employees. Biographical information for Yung Peng Chang is included under the section entitled “Management of CayCo After the Business Combination.”

Business of Merger Sub Before the Business Combination

Merger Sub is a Cayman Islands exempted company with limited liability and a direct, wholly-owned subsidiary of CayCo. Upon the terms and subject to the conditions of the Business Combination Agreement, SPAC, CayCo, Merger Sub and the Company will effect a series of transactions, as a result of which Merger Sub will merge into SPAC, the separate corporate existence of Merger Sub will cease and SPAC will be the surviving entity and a wholly owned subsidiary of CayCo.

Merger Sub is a Cayman Islands exempted company solely incorporated for the limited purposes of effecting the transactions contemplated by the Business Combination Agreement. It has no employees, subsidiaries or other business and will not survive following the Business Combination.

BUSINESS OF SPAC AND CERTAIN INFORMATION ABOUT SPAC

Overview

SPAC is a blank check company incorporated on April 7, 2021 as a Cayman Islands exempted company with limited liability for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Prior to entering into the Business Combination Agreement, its acquisition strategy was to search globally for a target that can benefit from the expertise and capabilities of SPAC management to create long-term shareholder value. Based on SPAC’s business activities, SPAC is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting solely of cash and/or cash equivalents.

Initial Public Offering and Concurrent Private Placement

On May 2, 2022, SPAC consummated SPAC IPO of 11,500,000 SPAC Units, at an offering price of $10.00 per SPAC Unit, generating gross proceeds of $115,000,000. Each SPAC Unit consists of one SPAC Class A Ordinary Share and one-half of one redeemable SPAC Public Warrant. Each whole SPAC Public Warrant entitles its holder to purchase one SPAC Class A Ordinary Share at an exercise price of $11.50 per share, subject to adjustment. Morgan Stanley & Co. LLC, EarlyBirdCapital, Inc. and Revere Securities LLC served as underwriters of the SPAC IPO. The securities sold in the SPAC IPO were registered under the Securities Act on a registration statement on Form S-1 (File No. 333-264061) (as amended). The SEC declared the registration statement effective on April 27, 2022.

Concurrently with the closing of the SPAC IPO, SPAC consummated a private placement to its Sponsor of 7,750,000 SPAC Private Placement Warrants, each exercisable to purchase one SPAC Class A Ordinary Share at $11.50 per share, at a price of $1.00 per warrant, in a private placement generating gross proceeds of $7,750,000.

Following the closing of the SPAC IPO and the private placement, $118,450,000 was placed in the Trust Account, comprised of the proceeds from the SPAC IPO and the sale of SPAC Private Placement Warrants (including $4,025,000 of the underwriters’ deferred discount). SPAC paid $2,300,000 in underwriting discounts and recorded approximately $1,300,000 for other costs and expenses related to the SPAC IPO.

SPAC may withdraw from the Trust Account interest earned on the funds held therein necessary to pay its income taxes, if any. Except as described in the prospectus for the SPAC IPO and described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” these proceeds will not be released until the earlier of the completion of an initial business combination (including the Business Combination) and the redemption of 100% of the issued and outstanding SPAC Class A Ordinary Share upon its failure to consummate a business combination within the required time period.

The remaining proceeds from the SPAC IPO and concurrent private placement, net of underwriting discounts and commissions and other costs and expenses, held outside the Trust Account became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

Extension

On July 5, 2023, SPAC filed a definitive proxy statement on Schedule 14A with the SEC for an extraordinary general meeting of shareholders to be held on July 26, 2023 to seek approval from its shareholders to amend SPAC’s amended and restated memorandum and articles of association to (i) extend the SPAC Termination Date, for three months, from August 2, 2023 (the date which is 15 months from the closing date of the SPAC IPO to November 2, 2023 for a deposit for the three-month period, of the lesser of (a) $300,000 and (b) $0.075 for each SPAC Class A Ordinary Share not redeemed as of August 2, 2023 and to allow SPAC, without the need for any further approval of SPAC Shareholders, by resolutions of SPAC Board, to elect to further extend the SPAC Termination Date, up to six times, each by an additional month, for an aggregate of six additional months beyond November 2, 2023, until up to May 2, 2024, for a deposit, for each monthly extension, of the lesser of (a) $100,000 and (b) $0.025 for each public share not redeemed as of August 2, 2023; and (ii) provide for the right of a holder of SPAC Class B Ordinary Shares to convert into such shares into SPAC Class A Ordinary Shares on a one-for-one basis at any time before or concurrently with or immediately following the consummation of the business combination at the election of the holder.

On June 26, 2023, SPAC held the Extension Meeting, at which SPAC Shareholders approved the Extension Amendment Proposal and the SPAC Class B Ordinary Share Amendment Proposal. In connection with the Extension Meeting, holders of 3,062,319 SPAC Class A Ordinary Shares exercised their option to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $32,772,628.17 (approximately $10.70 per SPAC Class A Ordinary Share) was released from the Trust Account to pay such holders and approximately $90,299,208.49 remained in the Trust Account. Following the redemption, 8,437,681 SPAC Class A Ordinary Shares remained issued and outstanding.

Fair Market Value of Target Business

The target business or businesses that SPAC acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the amount of deferred underwriting commissions held in trust and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for initial business combination. SPAC Board determined that this test was met in connection with the proposed Business Combination as described in the subsection entitled “SPAC Shareholder Proposal No. 1 — The Business Combination Proposal — Satisfaction of 80% Test.”

Shareholder Approval of the Business Combination

Pursuant to SPAC MAA, SPAC is required to provide holders of SPAC Class A Ordinary Shares with an opportunity to have their SPAC Class A Ordinary Shares redeemed for cash upon the consummation of SPAC’s initial business combination, either in conjunction with a shareholder vote or tender offer. Due to the structure of the Business Combination, SPAC is providing this opportunity in conjunction with a shareholder vote. Accordingly, in connection with the Business Combination, the holders of SPAC Class A Ordinary Shares may seek to have their SPAC Class A Ordinary Shares redeemed for cash in accordance with the procedures set forth in the subsection entitled “Extraordinary General Meeting of SPAC Shareholders — Redemption Rights.”

Prior to SPAC IPO, SPAC entered into an agreement with its shareholders holding the SPAC Class B Ordinary Shares, pursuant to which each agreed to vote any ordinary shares owned by them in favor of an initial business combination.

Redemption of SPAC Class A Ordinary Shares and Liquidation If No Initial Business Combination

SPAC MAA provide that SPAC shall complete its initial business combination by the SPAC Termination Date. If SPAC is unable to complete its initial business combination by the SPAC Termination Date, it will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten (10) Business Days thereafter, redeem the SPAC Class A Ordinary Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then-issued and outstanding SPAC Class A Ordinary Shares, which redemption will completely extinguish shareholders of SPAC Class A Ordinary Shares’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SPAC’s remaining shareholders and SPAC Board, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to SPAC Warrants, which will expire worthless if SPAC fails to complete its initial business combination by the SPAC Termination Date.

The SPAC Initial Shareholders have entered into a letter agreement with SPAC, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any SPAC Class B Ordinary Share held by them if SPAC fails to complete its initial business combination by the SPAC Termination Date. However, if the SPAC Initial Shareholders acquire SPAC Class A Ordinary Shares in or after the SPAC IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such SPAC Class A Ordinary Shares if SPAC fails to complete its initial business combination by the SPAC Termination Date. They also agreed that they will not propose any amendment to SPAC’s amended and restated memorandum and articles of association (as it may be amended from time to time) (A) to modify the substance or timing of SPAC’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of the SPAC Class A Ordinary Shares if SPAC does not complete its initial business combination within 24 months from the closing of the SPAC IPO (or such later period approved by

SPAC Shareholders) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless SPAC provides its shareholders of SPAC Class A Ordinary Shares with the opportunity to redeem their SPAC Class A Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to SPAC to pay its taxes, divided by the number of then issued and outstanding SPAC Class A Ordinary Shares. However, SPAC may not redeem its SPAC Class A Ordinary Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If this optional redemption right is exercised with respect to an excessive number of SPAC Class A Ordinary Shares such that SPAC cannot satisfy the net tangible assets requirement, SPAC would not proceed with the amendment or the related redemption of the SPAC Class A Ordinary Shares at such time.

SPAC expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from cash held outside the Trust Account, although SPAC cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay income taxes on interest income earned on the Trust Account balance, SPAC may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If SPAC were to expend all of the net proceeds of the SPAC IPO and the sale of the SPAC Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders of SPAC Class A Ordinary Shares upon its dissolution would be approximately $10.30. The proceeds deposited in the Trust Account could, however, become subject to the claims of SPAC’s creditors which would have higher priority than the claims of its shareholders of SPAC Class A Ordinary Shares. SPAC cannot assure you that the actual per-share redemption amount received by shareholders of SPAC Class A Ordinary Shares will not be substantially less than $10.30. While SPAC intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although SPAC will seek to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the shareholders of SPAC Class A Ordinary Shares, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary duties or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against SPAC’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, SPAC’s management will consider whether competitive alternatives are reasonably available to it and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of SPAC under the circumstances. Examples of possible instances where SPAC may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Marcum Asia CPAs LLP, SPAC’s independent registered public accounting firm for the SPAC IPO, and the underwriters of the SPAC IPO did not execute agreements with it waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to SPAC if and to the extent any claims by a third party for services rendered or products sold to SPAC, or a prospective target business with which SPAC have entered into a written letter of intent, confidentiality or other similar agreement or Business Combination Agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.30 per SPAC Class A Ordinary Share and (ii) the actual amount per SPAC Class A Ordinary Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.30 per SPAC Class A Ordinary Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under its indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act. However, SPAC has not asked its Sponsor to reserve for such indemnification obligations, nor has SPAC independently verified whether its Sponsor has sufficient funds to satisfy its indemnity obligations and SPAC believes that its Sponsor’s only assets are securities of SPAC. Therefore, SPAC cannot assure you that its Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the initial business combination and redemptions could be reduced to less than $10.30 per SPAC Class A Ordinary Share. In such event, SPAC may not be able to complete its initial business combination, and you would receive such lesser amount per share in connection with any redemption of your SPAC Class A Ordinary Shares. None of SPAC’s officers or directors will indemnify SPAC for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.30 per SPAC Class A Ordinary Share and (ii) the actual amount per SPAC Class A Ordinary Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.30 per SPAC Class A Ordinary Share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, SPAC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While SPAC currently expects that its independent directors would take legal action on its behalf against its Sponsor to enforce the indemnification obligations to SPAC, it is possible that SPAC’s independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, SPAC cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.30 per SPAC Class A Ordinary Share.

SPAC will seek to reduce the possibility that its Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which SPAC does business execute agreements with it waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under SPAC’s indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act. SPAC will have access to cash held outside the Trust Account to pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that SPAC liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from its Trust Account could be liable for claims made by creditors.

If SPAC s files a bankruptcy or insolvency petition or an involuntary winding-up petition or insolvency petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy claims deplete the Trust Account, SPAC cannot assure you it will be able to return $10.30 per SPAC Class A Ordinary Share to its shareholders of SPAC Class A Ordinary Shares. Additionally, if SPAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by SPAC’s shareholders. Furthermore, SPAC Board may be viewed as having breached its fiduciary duty to SPAC’s creditors and/or may have acted in bad faith, and thereby exposing itself and SPAC to claims of punitive damages, by paying shareholders of SPAC Class A Ordinary Shares from the Trust Account prior to addressing the claims of creditors. SPAC cannot assure you that claims will not be brought against it for these reasons.

Shareholders of SPAC Class A Ordinary Shares will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of SPAC Class A Ordinary Shares if SPAC does not complete its initial business combination by the SPAC Termination Date, (ii) in connection with a shareholder vote to amend SPAC MAA (a) to modify the substance or timing of SPAC’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its SPAC Class A Ordinary Shares if SPAC does not complete its initial business combination by the SPAC Termination Date or (b) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of SPAC’s initial business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event SPAC seeks shareholder approval in connection with its initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to SPAC for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of SPAC MAA may be amended with a shareholder vote.

Facilities

SPAC currently maintain its executive offices at 38 Beach Road #29-11, South Beach Tower Singapore 189767. SPAC considers such office space adequate for its current operations. SPAC pays the Sponsor $15,000 per month for office space, utilities, and secretarial and administrative services provided. SPAC considers its current office space adequate for its current operations.

Employees

SPAC currently have two officers: Shibin Wang, SPAC’s chief executive officer and Anna Zhou, SPAC’s chief financial officer. Each of Mr. Wang and Ms. Zhou is not obligated to devote any specific number of hours to SPAC’s matters but each individual intends to devote as much of his or her time as he or she deems necessary to SPAC’s affairs until SPAC have completed its initial business combination. The amount of time he or she will devote in any time period will vary based on whether a target business has been selected and the stage of the business combination process SPAC is in. SPAC does not intend to have any full time employees prior to the completion of its initial business combination.

Directors and Executive Officers

As of the date of this Registration Statement/Proxy Statement, SPAC’s directors and officers are as follows:

Richard Qi Li, aged 53, the chairman of SPAC Board, has more than two decades of experience in the financial service industry. Until February 2021, Mr. Li had been, from 2017, the chief investment officer and, from 2019, the chief operating officer of China Great Wall AMC (International) Holdings Company Limited and, from 2018, the chief executive officer of Great Wall Pan Asia Asset Management Ltd., both subsidiaries of China Great Wall Asset Management Co. Ltd., a leading asset management company based in the PRC. Mr. Li was previously a managing director and the head of China securities at Goldman Sachs Asia, and a managing director and the head of north Asia capital markets and treasury solutions at Deutsche Bank Hong Kong. Prior to joining Deutsche Bank, Mr. Li worked at Merrill Lynch, the World Bank, and the Ministry of Finance of the PRC. Mr. Li also serves as the chief executive officer and director of HH&L Acquisition Co., an NYSE-listed blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Mr. Li is the chairman of Chenghe Group Limited, a BVI registered investment holding company, the founder and a director of the board of Chenghe Capital Management Limited, an asset management company based in Hong Kong, the founder and a director of the board of Chenghe Investment Private Ltd, asset management company based in Singapore and limited partner of Chenghe Capital Limited Partnership.

Mr. Li has worked with or advised many financial institutions in Greater China on capital markets activities, sales and trading of fixed income products and structured equities, investment, risk management, and/or building up trading or asset management platforms. His clients or counterparts have included leading sovereign wealth funds (State Administration of Foreign Exchange and China Investment Corporation), large banks (Bank of China, Industrial and Commercial Bank of China, Agricultural Bank of China, China Construction Bank and China Merchants Bank), insurers (China Life, PICC, Ping An Insurance) and asset managers (National Social Security Fund, China Asset Management and Harvest Fund). Mr. Li also advised Shanghai Pudong Development Bank in connection with the formation of a business alliance and the establishment of a credit card joint venture with Citibank in 2002. In addition, Mr. Li’s experience includes investment in Meituan Dianping, one of China’s top-tier e-commerce companies, We Doctor Holdings Limited, one of China’s top-tier online healthcare companies, Biotest AG, a Germany-based blood plasma products marker, and Bio Products Laboratory Ltd., a UK-based plasma biotherapeutics company. He has also been involved, as either an Investor or an advisor, in investments in the consumer, energy and real estate sectors in Asia and globally. Mr. Li also has experience leading several significant capital raising transactions.

Mr. Li obtained a bachelor’s degree in mathematics and a master’s degree in economics from Nankai University in the PRC and a master of business administration from Columbia Business School. He was also a visiting scholar at Harvard University in 2019.

Dr. Shibin Wang, aged 46, is SPAC’s chief executive officer and as a member of SPAC Board, has over 15 years’ experience in sales and trading of structured financial products, cross-border financing and other capital market activities. Over such period, his clients or counterparts have included major banks (China Development Bank, Industrial and Commercial Bank of China, Agriculture Bank of China and China Construction Bank), leading organizations (China National Offshore Oil Corporation and GCL-Poly Energy) and leading private equity firms (Hillhouse Capital and Greenwoods Asset Management). Dr. Wang was an executive director and head of China structure solutions at Deutsche Bank Hong Kong from 2010 to 2015. Prior to that, he worked at FICC Goldman Sachs from 2008 to 2010 and at China Development Bank managing a fixed-income portfolio from 2003 to 2008. Since October 2023, Dr. Shibin Wang has served as a director and the chairman of the board of directors of LATG.

Since April 2019, Dr. Wang has served as a co-founder and the chief executive officer of Hong Kong Digital Asset Ex Ltd. (or “hKbitEX”), a regulated digital asset exchange in Hong Kong dedicated to providing a regulatory-compliant and safe digital asset spot trading and over-the-counter trading services to professional investors in Asia. Under Dr. Wang’s leadership, the company was among the first organizations in Asia-Pacific to apply for a virtual asset trading platform license from the Securities and Futures Commission in Hong Kong, and was recognized as one of China’s top 50 fintech companies in the “2020 KPMG China Fintech 50.”

In 2018, Dr. Wang advised the Intelligent Investment Chain Foundation on funding and ecosystem development. The Intelligent Investment Chain Foundation is a decentralized virtual asset management application developed based on Ethereum smart contracts with an ecology including quantitative funds, cross-chain wealth management wallets and media.

Dr. Wang’s served Oriental Patron Financial Group as chief marketing officer from 2016 to 2018, during which he led the company’s blockchain initiatives and fintech investments. Under Dr. Wang’s leadership, Oriental Patron made investments in DIDI Chuxing and CarbonX, organized a number of forums with leading institutions as well as established the Renminbi-denominated Fintech/Internet Plus fund, with Renminbi 3 billion of assets under management, in collaboration with Magnetic Capital in Shanghai.

Dr. Wang is also shareholder of SECUSOFT Tech, Jiedaibao and ZhongYou International Education. Dr. Wang obtained a bachelor’s degree in international trading from Dongbei University of Finance & Economics, as well as a master of economics degree and a Ph.D., both from the Finance Institute of the People’s Bank of China.

Anna Zhou, aged 36, SPAC’s chief financial officer, has considerable experience in equity research and finance. Ms. Zhou focused on equity research since beginning her career in 2011 and specialized in the China and US Technology, Media, and Telecom (TMT) sector including smartphones, digital consumer products, internet services and emerging platform economies. She has been working on in-depth research and rigorous valuation studies in various sectors. She was a senior associate at Mighty Divine Investment Management Limited from 2019 to 2021, the research associate of the long-only portfolio of China Great Wall AMC (International) Holdings Company Limited from 2017 to 2019 and the QDII fund of Anbang Asset Management (Hong Kong) Co. Limited from 2016 to 2017. She also spent two years in BOCOM International as a data analyst in its market strategy team from 2014 to 2016, publishing weekly notes on China’s commodity sector. Ms. Zhou has been involved in investments in Futu Holdings Ltd., Meituan Dianping, Bilibili Inc. and Pingduoduo Inc. when she worked as an equity analyst at Mighty Divine Investment Management Limited, and investments in Sunny Optical Technology (Group) Company Limited when she worked as an equity analyst at China Great Wall AMC (International) Holdings Company Limited. Since October 2023, Ms. Zhou has served as the chief executive officer and the chief financial officer of LATG.

Ms. Zhou received a bachelor’s degree in mathematics, information and application from Université Paris 5 and a master’s degree in financial mathematics and statistics from The Hong Kong University of Science and Technology.

Kwan Sun, aged 59, has served as an independent director of SPAC since April 2022. Mr. Sun founded Millburn Advisory LLC, a real estate fund manager, in 2018 and has served as its managing partner since then. From 2015 to 2018, Mr. Sun served as the vice chairman of Nan Fung Group’s US businesses to help develop Nan Fung Group’s US real estate business. Since October 2023, Mr. Sun has served as an independent director of LATG.

Mr. Sun served as a director at Deutsche Bank in structured products department from 1997 to 2003, and as a director at Morgan Stanley in structured products department from 2003 to 2007. Thereafter, Mr. Sun served as a managing director at Deutsche Bank in structured products department from 2007 to 2009 and as a managing director at Morgan Stanley in the investment banking department from 2009 to 2014.

Prior to joining Deutsche Bank in 1997, he served as a vice president the capital markets department of Merrill Lynch, where he focused on trading fix income derivatives. He joined Merrill Lynch in 1992. Mr. Sun graduated with a bachelor’s degree from Ohio State University.

Robert Ewing, aged 54, has served as an independent director of SPAC since April 2022. Mr. Ewing has served as a strategic consultant to the chief executive officer at Diametric Capital, an innovative start-up hedge fund in Boston, since 2017. Prior to such role at Diametric Capital, Mr. Ewing served as head of US equities and as a portfolio manager for Putnam Investments, an investment manager in Boston, from 2008 to 2016, where he was responsible for all aspects of the investment management operations. Mr. Ewing was also responsible for managing Putnam Investments’ flagship fund, The Putnam Fund For Growth and Income. At Putnam Investments, Mr. Ewing was responsible for personnel, compensation, product and performance and was a member of its operating committee. Mr. Ewing was also one of the members of Putnam Investments’ risk committees with responsibilities for risk across all asset classes and investments. Additionally, Mr. Ewing chaired the proxy and governance committee of Putnam Investments, where, among other things, he was responsible for proxy votes and trustee interaction.

Prior to joining Putnam Investments, Mr. Ewing was a founder and co-head of the Boston office of RiverSource Investments from 2002 to 2008. He was responsible for all aspects of operations from product and strategy to process and performance and also managed the equity portion of the RiverSource Balanced Fund. Mr. Ewing started his full-time career as an analyst at Fidelity Investments in 1990 and served as a portfolio manager from 1996 to 2002 at Fidelity Investments. In recognition of his performance, he was awarded a Best-In-Class designation by Mutual Funds Magazine in 2001 and 2002.

Mr. Ewing has served as a director of The Fenn School, a non-profit organization in Concord, Massachusetts. At The Fenn School, Mr. Ewing has served as Chair of the Committee on Trustees with responsibilities for board governance and nominations and as a member of the Executive Committee from 2011 to 2018. Mr. Ewing received a bachelor’s degree from the Honors Program of Boston College Carroll School of Management.

Ning Ma, aged 50, has served as an independent director of SPAC since April 2022. In 2015, Mr. Ma founded Lingfeng Capital Partners, Limited (“Lingfeng”), a private equity firm focusing on investing in fintech companies in Asia, in sub-sectors such as artificial intelligence, blockchain, cloud, big data, lending technology, insurance technology, health care services, investment technology, payment and credit rating, and digital assets. Mr. Ma has served as a partner at Lingfeng since 2015. Since October 2023, Mr. Ma has served as an independent director of LATG.

Prior to founding Lingfeng, Mr. Ma worked at Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”) for thirteen years from 2002 to 2015 where, among other roles, he served as co-head of the Asia Pacific Financial Institutions Equity Research. He was also a member of the Goldman Sachs China Operating Committee and a member of the Asia Pacific Client and Business Standards Committee. He held various positions with Beijing Gao Hua Securities Company Limited and served as the deputy general manager and managing director from 2010 to 2015. Prior to Goldman Sachs, Mr. Ma was a regulator at the headquarters of the People’s Bank of China from 1996 to 2000, where he was actively involved in the regulation, financial reform and policy-making relating to foreign banks and non-bank financial institutions including trust companies, asset management companies, finance companies and leasing companies in the PRC.

Mr. Ma currently serves as an independent director for several financial institutions in Asia including Ant Consumer Finance Company and BOCOM International. He has been teaching at Tsinghua University PBC School of Finance since 2010. Mr. Ma received a bachelor’s degree from Renmin University of China, a master’s degree in business administration from London Business School and a master’s degree in international finance from Tsinghua University PBC School of Finance.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against SPAC or any members of its management team in their capacity as such.

Periodic Reporting and Audited Financial Statements

SPAC has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, SPAC’s annual reports contain financial statements audited and reported on by SPAC’s independent registered public accounting firm. SPAC has filed with the SEC its Annual Reports on Form 10-K for the years ended December 31, 2022, and its Quarterly Reports on Form 10-Q covering the quarters ended March 31, 2022, June 30, 2022, September 30, 2022, March 31, 2023 and June 30, 2023. SPAC also disclose certain material events in Current Report on Form 8-K. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The SEC’s Internet website is located at http://www.sec.gov.

SPAC MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of SPAC’s ﬁnancial condition and results of operations should be read in conjunction with the ﬁnancial statements of SPAC and the notes related thereto which are included elsewhere in this Registration Statement/Proxy Statement. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. SPAC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

SPAC is a blank check exempted company incorporated on April 7, 2021 under the laws of the Cayman Islands for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar Business Combination with one or more target businesses. SPAC is an early stage and emerging growth company and, as such, it is subject to all of the risks associated with early stage and emerging growth companies.

Recent Developments

Extension Meeting

On July 5, 2023, SPAC filed a definitive proxy statement on Schedule 14A with the SEC for an extraordinary general meeting of shareholders to be held on July 26, 2023 to seek approval from its shareholders to amend SPAC’s amended and restated memorandum and articles of association to (i) extend the SPAC Termination Date, for three months, from August 2, 2023 (the date which is 15 months from the closing date of the SPAC IPO to November 2, 2023 for a deposit for the three-month period, of the lesser of (a) $300,000 and (b) $0.075 for each SPAC Class A Ordinary Share not redeemed as of August 2, 2023 and to allow SPAC, without the need for any further approval of SPAC Shareholders, by resolutions of SPAC Board, to elect to further extend the SPAC Termination Date, up to six times, each by an additional month, for an aggregate of six additional months beyond November 2, 2023, until up to May 2, 2024, for a deposit, for each monthly extension, of the lesser of (a) $100,000 and (b) $0.025 for each public share not redeemed as of August 2, 2023; and (ii) provide for the right of a holder of SPAC Class B Ordinary Shares to convert into such shares into SPAC Class A Ordinary Shares on a one-for-one basis at any time before or concurrently with or immediately following the consummation of the business combination at the election of the holder.

On June 26, 2023, SPAC held the Extension Meeting, at which SPAC Shareholders approved the Extension Amendment Proposal and the SPAC Class B Ordinary Share Amendment Proposal. In connection with the Extension Meeting, holders of 3,062,319 SPAC Class A Ordinary Shares exercised their option to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $32,772,628.17 (approximately $10.70 per SPAC Class A Ordinary Share) was released from the Trust Account to pay such holders and approximately $90,299,208.49 remained in the Trust Account. Following the redemption, 8,437,681 SPAC Class A Ordinary Shares remained outstanding. On each of August 8, 2023 and September 9, 2023, $100,000 was deposited into the Trust Account as Contribution, respectively.

Business Combination Agreement

On July 21, 2023, SPAC entered into a Business Combination Agreement, by and among SPAC, CayCo, the Merger Sub, and TCO, pursuant to which, among other transactions, subject to and in accordance with the terms and conditions set forth therein, the Merger Sub will merge with and into SPAC with SPAC being the surviving company and a direct wholly owned subsidiary of CayCo. Please see the section entitled “The Business Combination Agreement and Ancillary Documents” elsewhere in this Registration Statement/Proxy Statement for more description of the Business Combination Agreement and the other Transaction Agreements in connection therewith.

Results of Operations

SPAC has neither engaged in any operations nor generated any revenues to date. SPAC’s only activities from April 7, 2021 (inception) through June 30, 2023 were organizational activities, those necessary to prepare for the SPAC IPO, described below, and identifying a target company for a business combination. SPAC does not expect to generate any operating revenues until after the completion of its business combination. SPAC generates non-operating income in the form of interest income on investments held in the Trust Account. SPAC incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended June 30, 2023, SPAC had a net income of $859,084, which consists of interest income on investments held in the Trust Account of $1,433,096, partially offset by operating costs of $574,012.

For the six months ended June 30, 2023, SPAC had a net income of $1,829,329, which consists of interest income on investments held in the Trust Account of $2,644,615, partially offset by operating costs of $815,286.

For the three months ended June 30, 2022, SPAC had a net loss of $81,267, which consists of operating costs of $196,604, partially offset by interest income on investments held in the Trust Account of $115,337.

For the six months ended June 30, 2022, SPAC had a net loss of $81,267, which consists of operating costs of $196,604, partially offset by interest income on investments held in the Trust Account of $115,337.

Liquidity and Capital Resources

On May 2, 2022, SPAC consummated the SPAC IPO of 11,500,000 SPAC Units, which includes the full exercise by the underwriters of their over-allotment option in the amount of 1,500,000 SPAC Units, at a purchase price of $10.00 per SPAC Unit, generating total gross proceeds of $115,000,000. Simultaneously with the closing of the SPAC IPO, SPAC consummated the sale of an aggregate of 7,750,000 SPAC Private Placement Warrants at a price of $1.00 per Private Placement Warrant in Private Placements to the Sponsor, generating gross proceeds of $7,750,000.

Following the SPAC IPO and the private placement, a total of $118,450,000 ($10.30 per SPAC Unit) was placed in the Trust Account. SPAC incurred transaction costs of $7,208,947, consisting of $2,300,000 of underwriting fees, and $4,025,000 of deferred underwriting fees and $883,947 of other offering costs.

For the six months ended June 30, 2023, cash used in operating activities was $175,274. Net income of $1,829,329 was affected by interest earned on investments held in the Trust Account of $2,644,615. Changes in operating assets and liabilities provided by $640,012 of cash for operating activities.

For the six months ended June 30, 2022, cash used in operating activities was $463,233. Net loss of $81,267 was affected by interest earned on investments held in the Trust Account of $115,337. Changes in operating assets and liabilities used $266,629 of cash for operating activities.

As of June 30, 2023, SPAC had investments held in the Trust Account of $122,727,319 consisting of U.S. Treasury Bills with a maturity of 185 days or less. SPAC may withdraw interest from the Trust Account to pay taxes, if any. SPAC intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less deferred underwriting commissions and income taxes payable), to complete its business combination. To the extent that SPAC’s share capital or debt is used, in whole or in part, as consideration to complete its business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue its growth strategies.

As of June 30, 2023, SPAC had cash of $395,559. SPAC intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a business combination, and to pay for directors and officers liability insurance premiums.

In order to finance working capital deficit or to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of SPAC’s officers and directors may, but are not obligated to, loan SPAC funds as may be required. If SPAC completes its initial business combination, SPAC will repay the Working Capital Loans. In the event that the initial business combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of the Working Capital Loans may be convertible into SPAC Private Placement Warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. The terms of such warrants would be identical to those of the SPAC Private Placement Warrants.

Prior to the completion of the SPAC IPO, SPAC lacked the liquidity it needed to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. SPAC has since completed SPAC IPO at which time capital in excess of the funds deposited in the Trust Account and/or used to fund offering expenses was released to SPAC for general working capital purposes. Accordingly, SPAC’s management has since reevaluated SPAC liquidity and financial condition and determined that sufficient capital exists to sustain operations one year from the date these financial statements are issued and therefore substantial doubt has been alleviated. Based on above, SPAC does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if SPAC’s estimate of the costs of identifying a target business, undertaking in-depth due diligence, negotiating and consummating a business combination are less than the actual amount necessary to do so, SPAC may have insufficient funds available to operate its business prior to its initial business combination. Moreover, SPAC may need to obtain additional financing either to complete its business combination or because it becomes obligated to redeem a significant number of SPAC Class A Ordinary Shares upon completion of its business combination, in which case it may issue additional securities or incur debt in connection with such business combination.

In addition, in connection with SPAC’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” SPAC has until the SPAC Termination Date to consummate the initial business combination. SPAC intends to complete the initial business combination before the mandatory liquidation date. However, there can be no assurance that it will be able to consummate any business combination by SPAC Termination Date. SPAC’s management has determined that the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about the SPAC’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should SPAC be required to liquidate after May 2, 2024.

BUSINESS OF TCO AND CERTAIN INFORMATION ABOUT TCO

In this section, unless otherwise indicated or the context otherwise requires, “the Company” refers to Taiwan Color Optics, Inc.

Our Company

The Company has historically focused on laser applied modules and their components, which are used in solid-state light source projectors, car headlights, and sensors. The Company has also developed laser light source for various applications including searchlights and laser stage lights. The Company has recently specialized in providing key semiconductor chips, components and solutions for solid-state light detecting and ranging (LiDAR) and adaptive driving beam (ADB) headlights that meet the automotive market standards, such as AEC-Q100, ISO 26262, and IATF 16949. The Company aims to offer crucial chips and system solutions with good performance, cost-efficiency, and automotive-grade reliability. The Company believes that its LiDAR and ADB products may empower the implementation of large-scale advanced driver assistance systems and self-driving technologies.

With strategically positioned offices at Central Taiwan Science Park and Hsin Chu Science Park campuses, the Company actively fosters collaboration with semiconductor experts and develop technologies leveraging the robust semiconductor supply chain in Taiwan. The Company, as a Tier-2 supplier, offers a holistic and complete solution for OEMs and Tier-1 partners engaged in the development and marketing of autonomous vehicles for the passenger car market and other pertinent sectors, such as robotaxi, drones, shuttles, and commercial trucks. In 2018, the Company was accepted as a Tier-2 supplier by BMW, wherein the Company supplied laser headlights to BMW through BMW’s Tier-1 supplier, Osram Continental. Drawing upon breakthroughs in core components such as OPA/VCSEL/FMCW/ASIC, the Company develops distinctive LiDAR and ADB solutions, which have, through the Company’s collaboration with NCHU’s collaboration platform, led to successful partnerships with two renowned leading ODM/OEM and Tier-1 partners, namely Foxconn and Pegatron. Moreover, the Company believes that its innovative solutions can be extended to other industries that may benefit from higher level of automation, such as drones, security, and landscape mapping.

The Company has developed a research partnership with a team at NCHU led by Dr. Cheng since 2015. With the support of the NCHU team, the Company developed its distinctive LiDAR and ADB solutions. Due to the strength of the products of the Company, the Company entered into an agreement with NCHU and Professor Chun-Nien Liu on November 4, 2022 to provide pivotal chips and total solutions for high-performance solid-state LiDAR and ADB smart vehicle lighting systems for the Foxconn’s Mobility In Harmony Open Electric Vehicle (MIH) Platform. The Company therefore is connected to the emerging electric vehicle markets via Foxconn’s MIH Platform.

Foxconn’s MIH Platform aims to become a pioneering ecosystem in integrating LiDAR for Level 3 autonomous driving with the ultimate goal of commercializing its electric vehicles (EVs) globally . Thus, the Company’s close collaboration through the MIH Platform with Foxconn and its close partner, ZF Group, will position the Company at the front line of the development of EVs.

In addition, through NCHU, the Company will also provide customized solid-state LiDAR and ADB total solutions to Pegatron. Pegatron is a Tier-1 supplier to the EV market of the United States, whose existing customers include Tesla and other renowned EV manufacturers.

The Company also plans to leverage Taiwan’s mature semiconductor vertical supply chain to facilitate the Company’s production of the chipsets used in the Company’s LiDAR and ADB productions. The Company plans to utilize the strong manufacturing capability of Taiwanese semiconductor manufacturers. The finished products will be packaged and assembled inhouse at the Company into its LiDAR and ADB products. This process aims to create a vertical production flow, thus making low-cost, high-performance solid-state LiDAR and ADB headlight a tangible commercial prospect.

The Company envisions a future where the integration of Taiwan’s mature semiconductor vertical supply chain becomes a global trend in the electric vehicle market. This integration, fostered through the Company’s collaboration with partner customers, paves the way for low-cost, high-performance solid-state LiDAR to emerge as a tangible and compelling commercial component for future automotives. By continuing to drive innovation, embracing rigorous industry standards, and nurturing strong partnerships, the Company is committed to pioneering advancements in autonomous driving technology and contributing to the transformation of the automotive landscape.

Competitive Strengths

Differentiated products based on advanced technologies and benefit from Taiwan’s strong semiconductor industry.    The Company’s LiDAR and ADB solutions offer several advantages when compared to traditional technologies, and they benefit from Taiwan’s strengths in the semiconductor industry and technology ecosystem:

LiDAR Technology.    The Company’s solid-state LiDAR solution, utilizing OPA, VCSEL, FMCW, and ASIC chip designs, provides advantages such as high scanning speed, precision, a fully solid-state structure, and excellent controllability. This technology can be achieved through Taiwan’s advanced semiconductor processes, such as CMOS integration, and can harness Taiwan’s expertise in chip design and manufacturing.

ADB Technology.    The Company’s DMD-Hybrid System: The Company’s ADB solution, the DMD-Hybrid system, introduces innovative components like high-contrast fluorescent chips, color filters, and Wafer-Level Optics (WLO) components. These components improve ADB performance and meet complex lighting requirements.

Advantages of Taiwan’s Resources.    (1) Rich Talent Pool: Taiwan’s talent pool includes skilled engineers, researchers, and semiconductor experts who contribute to the Company’s technological advancements. (2) Semiconductor Manufacturing Expertise: The Company expects to utilize the production capacity and manufacturing expertise of Taiwan’s well know semiconductor manfacturers, ensuring high-quality chip production. (3) Vertical Integration: Taiwan offers a vertically integrated semiconductor supply chain, from chip design and fabrication to module assembly. This ecosystem streamlines the development and production of the Company’s LiDAR and ADB solutions.

In summary, the Company’s LiDAR and ADB technologies represent significant advancements in the field, benefiting from Taiwan’s semiconductor industry expertise and resources. Taiwan’s comprehensive semiconductor ecosystem, including talent, foundries, and manufacturing capabilities, contributes to the Company’s competitive edge in delivering cutting-edge automotive solutions.

The Company has a highly skilled R&D team.    The Company has R&D teams in both Hsinchu and Taichung, all with backgrounds in optics, electronics, IC design, and possessing extensive research and practical experience in the relevant industry. The Company’s R&D team pioneers LiDAR and ADB total solutions, and received substantial support from Taiwan’s government initiatives. The Company’s R&D partner NCHU won the 2021 Future Tech Awards for the breakthroughs that the Company and the NCHU R&D team have achieved in LiDAR and ADB products. Moreover, the Company’s partnership with Foxconn via NCHU has consistently provided the Company’s R&D team with invaluable knowledge and familiarity with Foxconn’s and other applicable industry technical and validation requirements. These professionals undergo meticulous training to design, operate, and validate IC designs, adhering to the stringent vehicle standards through our partnership with Foxconn.

Production capacity and Taiwan’s Semiconductor Ecosystem.    Taiwan plays a significant role in semiconductor manufacturing and design, with an extensive and tightly integrated semiconductor ecosystem. Leveraging its close ties with Taiwan’s semiconductor ecosystem, the Company is able to offer its IC chips at reasonable costs to Tier-1 Suppliers. The production capacity of Company involves the partnerships of notable IC foundries and other OSAT companies in Taiwan, along with printed circuit board manufacturers. These manufacturing partners also provide chip optimization services in addition to manufacturing process.

The Company harnesses the rich resources of Taiwan’s semiconductor ecosystem. This ecosystem offers unparalleled convenience and efficiency at a reasonable cost, which we expect will enable the Company to thrive in the dynamic EV automotive industry landscape. The Company has developed amicable relationships and ongoing discussions with well-known semiconductor manufacturers, such as Taiwan Semiconductor Manufacturing Company (“TSMC”), regarding IC design and production specifics. The Company expects that its existing relationships with semiconductor manufacturers will enable it to ramp up production capacity of IC Chipsets quickly through purchase orders, if needed, and provide the Company with the crucial understandings of the intricacies of IC design and production, which will help the Company to align design and production cycle and ensure reliability in the Company’s products. The Company offers its customers a comprehensive range of IC design and production services, including (1) optimized IC and references, (2) modified software and hardware designs, (3) new IC specifications, and (4) iterative IC testing, with the goal to achieve improved performance, lower power consumption, and reduced costs.

Competitive Pricing.    Tier-1 suppliers and automotive producers are cost-sensitive for components, especially for high-value components like LiDAR. These producers seek competitive pricing and place significant importance on pricing when choosing suppliers. The Company took into account this consideration during the development of its original solution architecture. By leveraging the Company’s ties with Taiwan’s vertically integrated semiconductor ecosystem, the Company is poised to deliver exceptional cost-effectiveness, performance, and low power consumption for crucial chips used in high-performance solid-state LiDAR and ADB smart vehicle lighting systems.

Quality and Safety Certifications.    It is paramount for any automotive component suppliers to meet the rigorous industry standard. Meeting the requirements of functional safety standards, such as AEC-Q100, ISO 26262, and IATF 16949, is a time-intensive and labor-intensive process that requires close collaboration with stakeholders in the automotive industry, including Tier-1 suppliers and car manufacturers. The Company has obtained all necessary certification for its products to be accepted by Tier-1 suppliers and car manufacturers. In 2017, the Company obtained ISO 9001:2015 certification, followed by ISO 14001:2015 certification in 2019. Since 2022, the Company has held the IATF 16949 certification for automotive industry quality management systems. Since 2017, the Company has held certifications for its relevant module products from major international manufacturers, which granted the Company access to the automotive light source module supply chain.

Through a strong working relationship with Tier-1 suppliers such as Foxconn, Pegatron, and ZF Group, the Company will indirectly provide components, systems, and subsystems to automobile manufacturers. The Company has already demonstrated its capability to design, operate, and validate chip designs through adherence to the stringent IATF 16949 automotive component standards and functional safety norms. This is especially advantageous for the Company as typically OEMs in the automotive sector would require their suppliers to undergo automotive-grade certification before using their components.

The Company’s working relationship with Foxconn has provided the Company’s engineers and R&D personnel with invaluable competitive advantages. Regular audits by ZF Group and Foxconn ensure the unwavering adherence to these standards by the Company. This dynamic collaboration has also yielded remarkable results, allowing the Company to seamlessly integrate its innovative technologies into Foxconn’s MIH. We believe that this synergy positions the Company uniquely in the development of future generation of EVs. The Company plans to replicate this close relationship with other automotive Tier-1 suppliers.

Favorable Industrial Tailwinds in ADB Markets.    In recent years, intelligent driving has become a prominent trend in the automotive industry. Global car manufacturers, international automotive lighting manufacturers, and light source technology suppliers are actively developing advanced ADB headlights. The Company expects the ADB market to reach $3.5 billion in 2025. Furthermore, with the increasing demand for automotive safety, there is an increased demand for highlights with increased illumination range. The advanced lighting sources, such as laser, will be able to address such needs, and the Company believes that its deep knowledge in the laser lighting technology will give the Company an advantage in the ADB market.

LiDAR is One of the Fastest-Growing Segments in Automotive Market.    For Level 2+ and higher levels of autonomous driving, the incorporation of LiDAR will achieve more precise environmental mapping and positioning. The Company expects that the mainstream car manufacturers will adopt a system where millimeter-wave radar, LiDAR, and cameras serve as redundant backups and supplements to one another, enhancing the autonomous driving system’s ability to accurately perceive the surroundings and make informed and secure decisions and plans. The Company expects the market size of LiDAR products to reach $4.4 billion in 2025.

Global Market Experience and Connection.    The Company’s collaboration with strategic partners provide it with access into the major markets around the world. The Company’s participation in the Foxconn’s MIH Platform gives the Company exposure to the PRC and other emerging markets. The Company’s relationship with ZF Group allows the Company’s products to be integrated into the European market, and the relationship with Pegatron gives the Company access to the U.S. market. The Company’s strategic foothold in major automotive markets such as the U.S., the PRC, and Europe allows the Company to keep a close eye on the global market trends, and thus allow the Company to promptly respond to any change in demand and adapt its product accordingly to mitigate any adverse impact of.

The Company’s Growth Strategy

Achieving the highest functional safety level in ISO 26262 standard (ISO 26262 ASIL D) in self- driving systems requires ‘intelligent’ redundancy of critical components. Sensor packages play a key role in self-driving systems as they provide the necessary insight into the vehicle’s surroundings, crucial for accurate driving decisions. Intelligent redundancy goes beyond adding more of the same type of sensors to handle the failure of individual sensor. The intelligent self-driving system integrates multiple types of complimentary sensors so that if one type of sensors faces challenges in certain conditions, others can step in effectively, ensuring reliable driving decisions. For example, in a low visibility scenario, a LiDAR system can better detect the surroundings than a camera system, and the LiDAR system may take a more active role in an urban driving environment, where it can process the complex surroundings more accurately than a camera system.

Today, cameras and radar are both common in ADAS systems and self-driving vehicles. Both have advantages in ADAS and autonomous driving applications and are relatively mature technologies and can be manufactured at a competitive pricing point to be equipped in vehicles of different price ranges. The Company believe that a mature Level 3 to Level 5 self-driving system will require LiDAR system in addition to camera and radar because camera systems are vulnerable to manipulations and radar systems have very limited range. However, the high cost of LiDAR has slowed down the integration of LiDAR to be adopted in ADAS systems and autonomous driving vehicles.

The Company’s growth strategy centers on IC design, optical components, and the delivery of solid-state laser-based sources for the development of LiDAR and ADB solutions that can be mass produced and equipped at a competitive price point. Leveraging the abundant resources of Taiwan’s semiconductor ecosystem, the Company aims to achieve an optimal balance of durability, convenience, efficiency and cost-effectiveness, which will allow the Company to excel in the dynamic landscape of the EV automotive industry.

In addition, guided by a collaborative spirit, the Company carefully selects suitable clients and maintains an intensive service approach to foster cooperation in order to develop competitive products. The Company has successfully made breakthroughs in LiDAR and ADB systems through its partnerships with Foxconn, ZF Group and Pegatron through NCHU. The Company plans to replicate the synergistic relationship in the further with other Tier-1 Suppliers and/or car manufacturers.

The Company’s current R&D focus is primarily on solid-state LiDAR and ADB smart vehicle lighting solutions. The Company’s believe that its technology breakthroughs position it as a significant contributor to the rapid adoption of ADAS and self-driving technologies. The Company’s R&D efforts will prioritize system development in partnership with its collaborators, as well as the development of chips tailored to the specifications and feedback of Tier-1 Suppliers. The Company will then customize its chip solutions for LiDAR modules and maintain ongoing communication to ensure its products meets the demand of each car manufacturer. The Company anticipates that this approach will lead to an increase in the sales of its chip set solutions and modules. The Company’s IC solutions for LiDAR and ADB systems offer high performance at a reasonable cost. These chips comply with the rigorous industry standards, which will facilitate the adoption of the Company’s LiDAR and ADB solutions in Level 3 to Level 5 autonomous driving vehicles and other ADAS systems.

The Company intends to capitalize on favorable industry tailwinds to grow its business. The Company expects that size of the global autonomous driving market will reach $11.6 billion by 2025, the LiDAR industry will reach $4.4 billion by 2025, the ADB market will reach $3.5 billion by 2025, and the vehicles with L2 autonomous driving features contributes to 43% of annual vehicle sales by 2025.

Product Offerings

Current Product/Service Offering

The Company has focused on laser lights modules and optical components, which are used in projectors, car lights, and optical sensors. The Company is also actively developing applications for laser stage lights for its laser light modules. While the Company now focuses on the development of LiDAR and ADB modules and components, laser light source modules and other optical components will continue to be bedrock products of the Company.

Laser Lights Modules and related optical components:

The Company produces the following laser lights modules and related optical components, which are mainly used in commercial projectors, car lights, and optical sensors.

Laser Lights Module.    A laser lights module typically consists of high-intensity laser diodes and fluorescent chips that emit focused and intense beams of light. These laser beams are then directed onto a fluorescent material, which converts the blue laser light into a bright and highly visible white light. The resulting white light is powerful and can provide enhanced illumination. In its automotive application, one of the key advantages of laser lights is their ability to produce a concentrated and long-reaching beam, which improves visibility and safety for the driver, especially in challenging nighttime conditions or low-visibility situations. In addition to its extended range, laser lights are also more energy efficient, as compared to existing HID car lamps or LED lights.

Color Filters.    Color filters can separate light from a specific band from a continuous light source. The Company’s color filters are made from a glass substrate that has a high penetration characteristic and has a high laser damage threshold (LDT), and the Company’s color filters are widely used in optical/laser modules.

Color Filter Wheels.    Color filter wheels use a variety of color filters with different angles, with the motor high-speed rotation to form the separation and filtration of light, and restore the red-green-blue (RGB) three primary colors. Color filter wheels are an important optical component of a DLP-type projector.

Fluorescent Chip and Wheel.    Fluorescent material bodies stimulated by blue light, producing high-intensity yellow/green light, and is an important component for projectors.

Wafer Level Optics.    Wafer Level Optics enables an incident light source to be evenly distributed to achieve the best mixing and overlap effect, and can bring about effective compensation and correction to mitigate defects and defects caused by optical modules.

New Products under Development

In its focused development of LiDAR and ADB systems, the Company has the following products at different stage of development:

IC Components:    The Company is developing the following IC components, which are mainly used in the Company’s LiDAR or ADB systems:

Application specific integrated circuit (ASIC).    ASIC is custom IC designed to meet the unique requirements of LiDAR or ADB systems. ASICs integrate multiple functions into a single chip, enabling precise laser emission, detection, signal processing, and data analysis for various applications, reducing the need for external components and improving system reliability. ASICs are specialized integrated circuits designed to enhance the performance and functionality of LiDAR or ADB systems, enabling precise and rapid 3D sensing and data collection.

Frequency Modulated Continued Wave (FMCW) Driver IC.    FMCW Driver IC is a specialized integrated circuit designed to generate and modulate microwave signals for use in LiDAR system. This FMCW system operates by continuously transmitting a signal with a varying frequency, called the chirp signal. The chirp signal consists of a continuous wave with a linearly increasing or decreasing frequency over time. When the chirp signal interacts with objects in the environment, it gets reflected back to the radar receiver. By analyzing the time delay between the transmitted and received signals and the frequency shift (Doppler effect), FMCW LiDAR systems can determine the range, speed, and movement of objects. Therefore, a FMCW Driver IC is a crucial component in FMCW LiDAR systems, providing the capability to generate, modulate, and amplify microwave signals for applications that require accurate distance measurement, object detection, and speed determination.

Optical Phased Array (OPA) Chip.    OPA chip is a semiconductor-based device designed to manipulate and control laser beams or light waves with high precision. It achieves this by leveraging the principles of phased-array technology, which allows for the precise steering of light beams in different directions without the need for mechanical components like mirrors or lenses. OPA technology offers advantages such as rapid scanning capabilities, high precision, and a solid-state design, making it a valuable tool in various applications, particularly those requiring agile and high-performance light steering.

Vertical Cavity Surface Emitting Laser (VCSEL).    VCSEL is fabricated using semiconductor materials, and emits light perpendicular to the surface. The basic structure of a VCSEL consists of several layers of semiconductor materials arranged in a cylindrical or disk-like shape. These layers include an active region sandwiched between two distributed Bragg reflectors (DBRs). The DBRs consist of multiple layers with alternating high and low refractive indices, creating a highly reflective surface. VCSELs are widely used in various applications, including optical communication, 3D sensing, and gesture recognition, due to their unique characteristics.

Solid State LiDAR Module.    A solid-state LiDAR module is an advanced and compact LiDAR sensor that utilizes solid-state technology and OPA technology to perform highly accurate and rapid 3D sensing and environmental mapping without the need for moving parts, such as rotating mirrors or mechanical scanning. Solid-state LiDAR modules represent a significant technological advancement in the field of LiDAR, offering several advantages over traditional mechanical or MEMS LiDAR systems.

ADB Module of DMD-Hybrid System.    An ADB Module in a DMD-Hybrid System refers to an Adaptive Driving Beam Module used in conjunction with a DMD and laser lights sub-module. This combination of technologies is primarily applied in automotive lighting systems to enhance road safety and visibility for drivers while minimizing glare for oncoming vehicles.

The Development Process in the Automotive Electronics/LiDAR Industry

In general, the journey of creating a car-grade electronic components follows a series of steps, from the initial concept to mass production, and eventually to phasing out. This process typically includes the following stages:

1.      Planning and Roadmap:    During this phase, Tier-2 suppliers work together with Tier-1 and OEM partners to create a roadmap for development and testing of the products. They collaborate and plan the development of the product, which usually takes more than a year.

2.      Creating Prototype Samples and Certification:    After the planning stage, Tier-2 suppliers work on creating prototypes. The prototypes need to meet specific standards and regulations required for automotive use, which usually takes over a year. After the completion of the prototype, the Tier-2 supplier will submit the prototype to Tier-1 suppliers for further testing and validation. The testing and validation usually takes one year. As for semiconductor chips plus packaged sub-modules, the design cycle and reliability verification may carry on for continuous period of 5 years, as the whole supply chain and finished goods have to be qualified by various reliability and systematic standards.

3.      Moving to Mass Production:    Once the prototype samples are validated, Tier-2 suppliers begin a test production of the products. The Tier-1 supplier then tests and validates these test production components, ensuring they meet the necessary quality criteria. Once the test production components are approved, the Tier 2 suppliers will work with Tier 1 suppliers and car manufactures to source the production and the shipping logistics for the products. Once the production schedule and logistics are finalized, the Tier-2 supplier starts to mass produce of their products and supply them to Tier 1 suppliers, which will in turn integrate such components in its products. The OEM begins to use these components in their vehicles. The finalization of mass production logistics will also typically take more than a year to complete.

4.      Maintaining Supply:    After successful mass production, the components are supplied consistently for around 10-15 years before eventually being phased out or replaced by newer or upgraded modules. Tier 2 suppliers will typically remain as the suppliers for the components for the whole life-cycles of the products, and thus, enjoy a consistent stream of orders.

Currently, the Company’s development of LiDAR and ADB solutions is at Stage 2. The Company has provided the solid-state LiDAR prototype samples to Foxconn for integration in its MIH platform. The Company has also provided its LiDAR prototype and ADB systems to ZF Group and Pegatron for testing and validation. The company is currently customizing its prototype based on the feedbacks of its Tier-1 suppliers customers. The Company will work on further testing and validation and provide the next generation prototypes with semiconductor chips (OPA/VCSEL/FMCW/ASIC) to Tier-1 suppliers for their advanced research projects. Thereafter, the Company expects to move to mass production. The Company expects that its products will be mass produced within the next two to three years based on the current progress of development and feedbacks from the Tier-1 suppliers. However, the Company may experience delay and/or setbacks in its development, and the Tier-1 suppliers may not select the Company as a supplier, which would have a material and adverse effect on the Company’s business, financial condition and results of operation.

Various Development Trends and Competitive Landscape of Products

Technical Differentiation

LiDAR Total Solution. Currently, the LiDAR system in the market typically employs mechanical rotation technology to achieve 360-degree environmental scanning. This mechanical system uses a rotating mirror to direct laser light, which is then collected by a detector to achieve environmental awareness. However, mechanical rotation systems are large in size and require manufacturing processes, resulting in low production yields and high manufacturing costs. Additionally, for effective deployment, of the mechanical LiDAR devices will need to be installed on the vehicle roof, which not only creates visual blind spots but also conflicts with the streamlined design of automobiles. Another LiDAR technology utilizes Micro-Electro-Mechanical Systems (MEMS), which involve the direct fabrication of movable micro-mirrors on silicon chips to reflect laser light. This approach enables the creation of micro-scale structures for rapid high-resolution scanning. However, the structural design of movable micro-mirrors is susceptible to environmental influence such as heat and mechanical fatigue, which reduce its reliability. Therefore, the industry has been pursuing fully solid-state scanning methods as a better technology solution.

One of these solid-state scanning methods is the flash LiDAR system. This system emits a single laser pulse in one direction and relies on a large-area photosensitive array to receive the reflected light. However, the instantaneous emittance of laser covering of a wide area and the large-area reception sensors lead to significant energy consumption and a limited detection range, which limits the application of this method in automotives. Furthermore, Optical Phased Array (OPA) LiDAR system is another promising solid state scanning method for automotive applications. OPA LiDAR system operates similarly to phased-array radar by adjusting the refractive index of each emitting array unit to change the laser’s emission angle. Compared to the previously mentioned mechanical scanning technologies, optical phased array technology offers advantages such as high scanning speed, high precision, a fully solid-state structure, and excellent controllability, making it highly valuable for autonomous vehicle environment perception. OPA technology can be achieved through various methods, including using thermoelectric control combined with CMOS processes to integrate light sources, scanning elements, and sensors on a single chip. Another approach involves Liquid Crystal on Silicon (LCoS) technology. However, challenges such as the poor thermal stability of thermoelectric materials, slow liquid crystal modulation speeds, high processing complexity, and poor operability in harsh environments have hindered the commercialization of OPA technology in automotives.

The Company’s LiDAR solution differs from traditional OPA designs as described above. The Company prepares a compact OPA chip with a reflective multi-layer and bipolar electronic control structure to enhance both the field-of view (FOV) and resolution in the LiDAR system. The Company’s LiDAR system integrates a VCSEL laser source, an APD light sensor, a trans-impedance amplifier (TIA), and a programmable chip (FPGA or ASIC) into a compact solid-state LiDAR. This OPA chip can generate a specific phase or a continuous sweep between 0 and 360° at estimation rate of 1GHz to adjust independently the amplitude. The chip-surface features the 2200 individually addressable nano-resonators in a 6 × 4 mm2 area with no micromechanical elements or liquid crystals. A key feature of this design is to apply the reflective multi-layer and bipolar (NPN) electronic control structure in each nano-resonator. In the Company’s OPA system, the nano-resonators are used to adjust the scanning wide FOV and high angle resolution. In designing OPAs, there are several design tradeoffs and challenges to balance various requirements in automotive applications, such as cost of materials, size of the LiDAR, scanning resolutions and detection range. The Company’s design aims to achieve balance for mass production, but also retains flexibility to be upgraded for high end vehicle models.

ADB Total Solution. ADB, or Adaptive Driving Beam, is designed to ensure that the oncoming or preceding vehicles are not dazzled by the light. The lighting system must generate multiple independently switchable light patterns to significantly improve the length and width of nighttime illumination. ADB illuminates a distance greater than 150 meters, providing a clearer vision of the surroundings for vehicles traveling at high speeds. It offers a larger nighttime field of vision for navigating sharp bends or obstacles outside the road, while also automatically avoiding glare for other vehicles, thus greatly reducing the occurrence of nighttime accidents. The ADB system will need to be able to not only determine the position and distance of oncoming vehicles, but adjust the light projection area to prevent headlight glare and traffic accidents. The key hardware technologies lie in the precise manufacturing of the light source module. ADB headlight technology primarily includes mechanical shutters, LED matrix beams, Digital Micromirror Devices (DMD), LCD, micro Adaptive Front-Lighting System (μAFS), and laser scanning. However, due to the requirements of complex driving environment, there is still significant room for improvement in terms of lighting pixel performance and brightness capabilities.

To improve on performance and brightness, the Company’s ADB module — the DMD-Hybrid system — includes the following components: high contrast fluorescent chips, color filter, and WLO components. The Company’s DMD-Hybrid system utilizes white phosphor-based technology and high-resolution DMD in conjunction with automotive sensors to meet the requirements for adaptive dynamic adjustment of the lighting area. This enables the headlight to have ADB functionality (controlling illumination for oncoming vehicles, pedestrians, and road signs) as well as projection capabilities (road markings and lane assistance). The Company’s ADB module complies with automotive lighting regulations and can withstand high temperatures and humid environments, demonstrating high reliability. The developed ADB module meets the ECE European headlight regulations and the requirements of ADB testing according to the standards of the Society of Automotive Engineers (SAE).

Technical Approach

Currently, most LiDAR companies in the market employ either the first-generation mechanically rotating LiDAR or the second-generation MEMS mirror scanning LiDAR. However, both of these generations involve moving mechanical components, leading to concerns regarding operation and reliability. Therefore, the pursuit in the industry is towards a fully solid-state scanning approach. The Company has focused on developing commercially viable solutions for solid-state LiDAR and laser projection-based ADB headlights by using emitter components like OPA/VCSEL/FMCW/ASIC. The Company’s efforts have been recognized in that the Company’s R&D partner, the NCHU team, won two Future Tech Awards in 2021 and Taiwan government grants in 2021 and 2022. The Company’s LiDAR solution includes the following components:

1.      ASIC (This chip processes the signal coming from the detectors and controls the system functions.):    Elevating the optical budget of the system and optimizing detection capabilities within a specified optical budget.

2.      FMCW:    Can determine the range, speed, and movement of objects.

3.      OPA:    Incorporating a reflective structure with semiconductor processes, offering cost advantages.

4.      Single crystal phosphor plate:    With a higher thermal conductivity coefficient, these plates outperform standard commercial fluorescence plates by over two times.

5.      VCSEL:    Enhancing light emission energy and addressing heat dissipation concerns.

6.      Wafer optical component:    Distributing light output to enhance overall optical system efficiency.

The Company plans to achieve high point-cloud quality for solid-state LiDAR through the development and utilization of proprietary devices such as OPA/VCSEL/FMCW/ASIC, along with customized signal processing algorithms.

The Company’s IC chipsets used in LiDAR and ADB modules has the technical advantages of leveraging both semiconductor and solid-state processes, offering substantial optimizations in terms of stability, cost-effectiveness, compactness, and power efficiency. The Company plans to outsource the production of its IC chipsets to third party semiconductor manufacturers to reduce cost of manufacturing. The Company expects that the ample production capacity of Taiwanese semiconductor manufacturers will be able to meet the Company’s potential production needs. The anticipated applications for the Company’s IC chipsets include Level 3 autonomous driving systems, unmanned vehicles, rail transport, and security and surveillance.

Material Partnerships

Relationship with NCHU

The Company has formed a close research partnership with the research team lead by Professor Chun-Nien Liu at NCHU. Professor Liu will join CayCo as the chief technology officer at the consummation of the Business Combination. The Company started its collaboration with Professor Liu in relation to high performance laser projectors in 2015 and has been in collaboration with Professor Liu on various aspects of LiDAR and ADB technologies, including the development of low temperature static glass phosphor for advanced laser light source, LiDAR modules in laser headlights, high efficiency photoluminescence display module in scanning laser lighting, advanced high power laser light sources, and hybrid solid-state LiDAR modules for self-driving vehicles, since 2017.

The Company typically enters into research collaboration with Professor Liu and NCHU for each research project, with the Company providing partial funding for each such research project. The Company’s R&D personnel will also participate in the research and development process of each research project. For each research project, NCHU retains the intellectual property for any development resulted from it. In return for its contribution, the Company typically receives a non-exclusive license to commercialize the intellectual properties, while NCHU agrees not to grant any license to third parties for two years.

On November 4, 2022, the Company entered into a joint development agreement with NCHU and Professor Liu to jointly develop hybrid LiDAR for self-driving vehicles (the “2022 Joint Development Agreement”). Pursuant to the 2022 Joint Development Agreement, the Company contributes approximately 35% of the total research expenses and pays a one-time license fee of NTD 1 million to NCHU. In return, the Company receives a non-exclusive license to commercialize the intellectual properties derived from the research activities under a license agreement entered into among NCHU, Professor Liu and the Company on November 10, 2022. Each of NCHU and Professor Liu agrees not to grant any other license to use the intellectual properties under for two years following the signing date of the license agreement.

Relationship with Foxconn via NCHU

The Company has forged a strategic partnership with Foxconn through the Company’s collaboration with NCHU. This partnership is based on the breakthroughs in the Company’s research in core components such as OPA, FMCW, and ASIC components, and LiDAR solutions.

Foxconn had entrusted NCHU to help Foxconn develop LiDAR solutions for EV. Given the Company’s expertise in LiDAR, NCHU collaborated with the Company to help deliver the LiDAR solution for Foxconn. The partnership between the Company and NCHU (and indirectly with Foxconn) was solidified on November 4, 2022, when the Company entered into the 2022 Joint Development Agreement. This collaboration focuses on providing pivotal chips and comprehensive solutions for high-performance solid-state LiDAR and ADB smart vehicle lighting, respectively. The Company submitted the prototype of its LiDAR and ADB systems to Foxconn for testing and validation on May 22, 2022, and expects to work with Foxconn to customize the prototype for mass production. Foxconn has expressed its willingness to select the Company’s LiDAR and ADB systems in the MIH EV platform subject to successful validation and testing of the Company’s prototype. Hence, the Company believes that its close working relationship with NCHU and its relationship with Foxconn through NCHU will position it uniquely in the evolving EV industry.

Relationship with ZF Group via NCHU

Through the partnership with Foxconn, ZF Group, a close partner with Foxconn in its MIH platform, has expressed its interest to integrate the Company’s LiDAR and ADB systems in ZF Group’s offering to car manufacturers in Europe. The Company anticipates submitting the prototype of its LiDAR and ADB systems to ZF Group for testing and validation in the second quarter of 2024, and expects to work with ZF Group to customize the prototype for mass production. ZF Group is a Tier-1 supplier to many renowned automobile brands in Europe. After the solid-state LiDAR and ADB solutions have been tested and validated by ZF Group, the Company is expected to provide customized solid-state LiDAR and ADB total solutions to ZF Group for integration in vehicles sold in the European markets.

Relationship with Pegatron via NCHU

Through Professor Liu, the Company’s research achievement has also attracted the attention of Pegatron, who has expressed willingness to integrate the Company’s LiDAR and ADB systems in Pegatron’s offering to car manufacturers. The Company anticipates submitting the prototype of its LiDAR and ADB systems to Pegatron for testing and validation in the fourth quarter of 2024, and expects to work with Pegatron to customize the prototype for mass production. Pegatron is a Tier-1 supplier to the EV market in the United States whose customers include Tesla. After the solid-state LiDAR and ADB solutions have been tested and validated by Pegatron, the Company is expected to provide customized solid-state LiDAR and ADB total solutions to Pegatron for integration in EVs sold in the U.S. market.

The working relationships with Foxconn, ZF Group and Pegatron underscore the Company’s dedication to delivering cutting-edge solutions and its ability to meet the stringent requirements of the vehicle certifications. The Company’s commitment to quality and safety certifications is backed by regular audits from OEM and Tier-1 supplier partners, ensuring the adherence to industry standards and functional safety norms. This collaborative effort positions the Company uniquely and sets the stage for continued innovation and leadership in the rapidly evolving EV industry.

Relationships with Semiconductor Manufacturers

The Company has developed amicable relationships and has ongoing discussions with well-known semiconductor manufacturers regarding IC design and production specifics. The Company expects that its existing relationship with semiconductor manufacturers will enable it to quickly ramp up production capacity of IC Chipsets through purchase orders, if needed, and provide the Company with the crucial understandings of the intricacies of IC design and production, which will help the Company to align design and production cycle and ensure reliability in the Company’s products.

The collaboration leverages Taiwan’s mature semiconductor vertical supply chain. The Company plans to design pivotal chips and collaborate with well-known semiconductor manufacturers for the manufacturing process. This vertical production flow aims to make low-cost, high-performance solid-state LiDAR and ADB headlights a tangible commercial prospect.

Research and Development

Addressing the cost and performance challenges posed by high-priced LiDAR and ADB modules, which have impeded the swift integration of autonomous driving by automotive manufacturers, the Company has adopted a comprehensive strategy: the Company has undertaken the complete design of essential chips and components within the LiDAR and ADB modules: OPA, VCSEL, FMCW, ASIC, and optical components. This approach has resulted in the establishment of an extensive portfolio of related intellectual property, a factor that the Company believes confers on the Company a significant competitive advantage, as it adds to the challenge for other market participants to effectively develop and commercialize comparable solutions.

The assembly of LiDAR systems is an additional aspect that increases their price and decreases performance. One of the most challenging design problems is the location of the transmitter and the receiver which must be spatially separated to avoid crosstalk. Complicated designs to address this issue will also increase manufacturing complexity and reduce production yields. The Company’s proprietary design enables its design to not only to integrate the core building blocks of the LiDAR on a single chip but also to realize a true monostatic design in which the Company can transmit and receive from the same pixel, while having a relatively simple assembly process.

The Company’s chip designs (such as OPA, VCSEL, FMCW, and ASIC) provide a cost-effective, calibration-and maintenance-light, scalable, and reliable high-performing System-on-Chip (SoC). A SoC is a highly integrated semiconductor device that incorporates multiple electronic components and functions into a single microchip. It is designed to provide a complete computing or processing system on a single chip, often including a microprocessor or microcontroller, memory, input/output interfaces, and various specialized hardware components. Their integration of multiple functions onto a single chip offers several advantages, including reduced power consumption, smaller form factors, and improved performance, making them a key enabler of autonomous vehicles.

Recent Successful Technology or Product Developments

The Company has achieved the product and technology breakthroughs as outlined in the following table:

Year	Research and Development Achievements
2017	• Development of high-temperature resistant isotropic optical component wafer • Development of flow-temperature static phosphor for advanced laser automotive lighting source
2018

•   Development of high-temperature static phosphor

•   Implementation of fully automated inspection system

•   Improvement of dielectric coating production technology

•   Development of miniaturized white laser light module

Year	Research and Development Achievements
2019

•   Development of high- reliability static phosphor process

•   Optimization of automated production equipment

•   Optimization of phosphor wheel production technology and equipment

•   Development of high- temperature, high-resolution color automotive GOBO

2020	• Development of laser stage lighting fixtures • Development of laser processes for phosphors and optical component substrates • Improvement of yield in dielectric coating production
2021	• Development of solid-state LiDAR prototype • Development of multifunctional optics of ADB headlights • Development of automation measurement system for isotropic optical components
2022	• Development of OPA chip • Development of DMD-Hybrid System of ADB headlight prototype
2023	• Development of multi-sensor fusion algorithm

Competition

Competition in the automotive LiDAR and ADB markets is extremely fierce. Automakers and their markets are very sensitive to the cost of high-value components like LiDAR and ADB. Many emerging companies continue to work on the research and development of high-value semiconductor components, including multi-function, high computing speed and cost-effective chips. This fierce competition promotes rapid technological advancement. The number of cars equipped with this technology will increase significantly over the next decade.

LiDAR Market

The market for competitive automotive sensing solutions that enable autonomous driving is still developing. As a result, the Company faces competition from a range of companies seeking to developing LiDAR solutions or sensing solutions utilizing other technologies to be incorporated in self-driving vehicles and it may take a period of time for its primary competitors to emerge. The Company’s competitors mainly consist of companies developing LiDAR technologies focusing on automotive applications and car manufacturers that have developed, are in the process of developing, their own sensing solutions, using LiDAR technologies or other sensing systems, such as camera.

The Company’s competitors are working to advance technology, reliability, and innovation in their development of new and improved solutions. The Company expects that its products will continue to face competition from existing competitors and new companies emerging in the LiDAR, camera and radar industries. Within the LiDAR segment of the industry, where competition is based significantly on performance and cost and energy efficiency, the Company faces competition from companies utilizing a variety of laser wavelengths such as ~905nm and ~1550nm lasers, as well as a variety of steering mechanisms, such as mechanical, Optical Phased Array, MEMS, Flash or other Solid State LiDARs. Some of the competitors have formed close partnerships with top-tier automotive OEMs and Tier-1 suppliers to test and deploy their solutions, and have advanced to commercialization stages.

Some of the Company’s competitors have opted to develop systems to only use other sensing technologies, such as camera or a combination of camera and radar, as sensing solutions for self-driving vehicles. Some competitors are currently selling solutions that offer lower levels of performance in ADAS. In the passenger car ADAS market, a number of competitors have already achieved substantial market share using camera and radar-based perception sensing solutions.

The Company believes that LiDAR technologies will be an integral part of total sensing solution empowering self-driving vehicles. By leveraging the Taiwanese semi-conductor industry, the Company believes that its products will deliver good performance while driving down the costs for LiDAR. The Company’s partnership with several Tier-1 partners demonstrated the market acceptance of the Company’s products.

While LiDAR competitors will continue to emerge and recede, the Company believes that its LiDAR products and close working relationships with its Tier-1 partners have created completive advantage to other competitors. The Company expects that its technology and continuing innovation, as well as its cooperation with leading Tier-1 companies, will establish its position as a leader in advancing LiDAR technology in the market based on several market differentiators.

ADB Market

The market for intelligent car lighting system to improve road safety is still developing, but the market for car lighting system is well established. As a result, the Company faces competition from a range of established automotive appliance manufactures developing ADB systems for automotive uses and automotive manufactures who have developed, or are in the process of developing, their own ADB systems.

The Company’s competitors typically are focusing on ADB systems utilizing LED lights as light sources. The Company believes that its ADB systems utilizing laser lights as light sources is more competitive in terms of illumination range, image resolution and energy efficiency than the current offering of ADB systems. However, LED as a light source for car lighting systems has been adopted by the majority of the market due to its cost effectiveness, durability, low manufacturing complexity and low maintenance costs. In the luxury vehicle segments, where cost is of less concern, the Company has witnessed increased adoption of laser powered ADB systems. The Company believes that with the development of laser technologies, the laser based ADB systems will be more widely adopted for vehicles at lower price range.

The Company’s competitors have achieved substantial market share in the car lighting system and have developed longstanding relationship with automotive manufacturers. These competitors will likely leverage their existing market position to capture ADB markets. The Company expects that it will need to include more functionality in its products and price the products at a competitive pricing point to effectively compete with the established competitors. The Company’s current partnership with several Tier-1 suppliers demonstrated that the market acceptance of the Company’s products.

The Company believes that its ADB systems using superior laser lights as lighting source and its deep knowledge in laser technology will allow its products to be effectively differentiated from other offerings in the market. The Company believes that its existing relationship with Tier-1 suppliers will help establish itself as a serious competitor in the ADB market.

Sales and Marketing

The Company has a history of specializing in laser applied modules and their components, serving a variety of industries such as projectors, automotive lighting, sensors, and laser stage lights. To date, the Company primarily conducts sales and marketing using its own dedicated in-house sales team in Taiwan. Typically, the Company’s sales team markets the Company’s laser module and optical component products through trade shows, marketing campaigns and industry relationships. The Company has developed relationships with several automotive components suppliers for laser modules.

Over time, the Company has strategically shifted its sales and marketing focus towards providing essential semiconductor components and solutions for solid-state LiDAR and ADB headlights, meeting stringent automotive industry standards such as AEC-Q100, ISO 26262, and IATF 16949. These components and solutions are characterized by their exceptional performance, cost-efficiency, and automotive-grade reliability, making them integral for large-scale advanced driver assistance systems and self-driving technologies.

Through its partnership with NCHU, the Company’s partnership with Foxconn, ZF Group and Pegatron, renowned Tier-1 suppliers, demonstrates the marketability and sophistication of the Company’s products.

Leveraging partnerships with Foxconn’s MIH EV platform, ZF Group, and Pegatron, the Company plans to further market its products to Tier-1 suppliers and car manufacturers in major automotive markets, such as the U.S., the PRC and Europe, through endorsement from existing partners, attending trade shows, and conducting market campaigns.

By strategically positioning itself in these key markets, the Company maintains a strong global presence, allowing for continuous monitoring of global market trends. This approach enables the Company to respond promptly and adapt swiftly to mitigate the impact of market fluctuations, ensuring sustained growth and adaptability in the ever-evolving automotive industry.

Manufacturing

The Company currently manufactures all of its products at its own facilities at the Central Taiwan Science Park. With strategically positioned offices at Hsin-Chu Science Park, the Company actively fosters collaboration with semiconductor experts and develops technologies within Taiwan’s semiconductor supply chain.

The manufacturing process for the Company’s optical components products encompasses several crucial steps:

1.      Grinding:    This initial phase of the manufacturing process involves precision grinding of raw materials. It’s a meticulous procedure aimed at achieving the desired shape and specifications for the optical components.

2.      Screening:    During this step, the processed materials undergo screening to ensure that they meet stringent quality and size requirements. The screening process is vital to maintain the integrity of the optical components.

3.      Mixing:    The mixed materials are precisely combined to create the composition necessary for the optical components. This step demands precision to guarantee the desired optical properties.

4.      Sintering:    Sintering is a critical heat treatment process where the mixed materials are subjected to high temperatures, causing them to compact and fuse together. This step is essential to achieve the required material density and structure for optimal optical performance.

5.      Slicing:    After the sintering process, the optical components are sliced into the desired shapes and sizes. Precision slicing ensures that the components meet exact specifications and performance standards.

Following the completion of the slicing process, rigorous inspection and meticulous packaging procedures are carried out to ensure the quality and protection of the optical components.

The primary raw materials used in the Company’s optical components manufacturing include yttrium oxide powder, lutetium oxide powder, aluminum oxide powder, cerium oxide powder, zirconia bricks, high-refractive-index coating targets, low-refractive-index coating targets, aluminum substrates, and various packaging materials. To secure a stable supply chain, the Company typically engages multiple suppliers for each type of raw material. Notably, during the fiscal years ending on December 31, 2021, December 31, 2022, and for the six months ending June 30, 2023, the Company experienced no shortages of raw materials, ensuring uninterrupted manufacturing operations.

The design and manufacturing process for the Company’s semiconductor chips utilizing Taiwan’s semiconductor ecosystem is as follows:

1.      Design and Development:    The process begins with the design of semiconductor chips tailored to the specific requirements of applications like LiDAR and ADB. This phase involves research and development efforts to create efficient and reliable chip designs. The Company designs the relevant chipset inhouse with close collaboration with its Tier-1 suppliers.

2.      Wafer Fabrication (outsourced):    Semiconductor chips are typically fabricated on thin wafers made of silicon or other semiconductor materials. The wafer fabrication process involves the deposition of various thin films, patterning using photolithography, and etching to create the chip’s circuitry. Wafer fabrication will be performed by third party semiconductor manufacturers to improve the cost-effectiveness and efficiency.

3.      Packaging (outsourced):    Once the semiconductor chips are fabricated, they are carefully packaged to protect them from external factors such as moisture and physical damage. Packaging also provides electrical connections to external devices. Packaging will be performed by third party semiconductor manufacturers to improve the cost-effectiveness and efficiency.

4.      Testing and Inspection (outsourced):    Throughout and at the end of the wafer fabrication and packaging process, rigorous testing and inspection procedures are used to identify defects, ensure quality control, and verify that the chips meet design specifications. Typically, the testing and inspection will be performed by third party semiconductor manufacturers. The Company may also engage another third party inspection firm for its inspection services.

5.      Final Testing:    After packaging, the chips undergo comprehensive testing to verify their functionality and performance. This includes electrical, functional, and reliability testing.

The Company follows stringent quality assurance protocols to guarantee that the manufactured chips meet industry standards and customer requirements. The Company leverages Taiwan’s semiconductor ecosystem to ensure the highest quality and performance of its semiconductor chips. Notably, during the fiscal years ending on December 31, 2021, and December 31, 2022, the Company experienced no shortages of raw materials, ensuring uninterrupted manufacturing operations.

The manufacturing process for the Company’s laser lights, LiDAR, ADB modules includes the following steps:

1.      Essential component procurement:    The manufacturing process begins with the procurement of essential components. The Company collaborates with multiple trusted suppliers for each type of raw material to maintain a reliable supply chain.

2.      Assembly:    The various components are assembled meticulously, following strict quality control procedures. This step requires a highly skilled workforce to ensure the precise alignment and connection of each element.

3.      Testing and Quality Control:    Rigorous testing and quality control checks are conducted at various stages of assembly to identify and rectify any defects or deviations from specifications. This includes optical performance testing, electrical testing, and durability assessments.

4.      Calibration:    The laser lights modules undergo a calibration process to fine-tune their performance and ensure that they meet the specified output parameters. This step is critical to achieving optimal laser performance.

5.      Integration:    Once the individual components and modules pass all quality checks and calibration, they are integrated into the final laser lights module. This step involves careful handling to avoid contamination and damage.

6.      Final Testing:    A final round of comprehensive testing is conducted on the fully assembled laser lights modules. This includes functionality tests, environmental tests, and performance evaluations to guarantee that each module meets or exceeds the required standards.

The essential components for the Company’s laser lights, LiDAR, ADB modules include laser light source, optical components, photodetectors, semiconductor chips, amplifiers, MEMS, display/control interfaces, power management components, communication interfaces, enclosures and various packaging materials. The Company typically engages multiple suppliers for each type of essential components, and has not experience any shortage of essential components during the financial years that ended December 31, 2021, December 31, 2022, and the six months period that ended on June 30, 2023.

Seasonality

The automotive industry, in contrast to many other sectors, exhibits a remarkable degree of stability and is characterized by its resistance to seasonal fluctuations. The automotive sector remains largely unaffected by the traditional seasonal patterns and external factors that influence other industries.

The History and Development of the Company

The table below shows the significant events in the Company’s history since its founding in October 2009.

Year	Significant Events in the Company’s History
2009	• Completed its registration and was established, named Taiwan Color Optics, Inc.
2012	• Obtained certification as a qualified supplier of critical components to Texas Instruments (TI).
2015

•   Obtained approval to establish a facility in the Central Taiwan Science Park.

•   Received the first prize in the Annual Awards from the Asia Science Park Association (ASPA).

•   Awarded Taiwan government’s research project grant for collaboration with NCHU Prof. Wood-Hi Cheng and Chun-Nien Liu’s R&D team.

2018	• Obtained approval to establish a Research and Development Center in the Hsinchu Science Park. • Shipped automotive optical component products to the German manufacturer BMW for laser car lamps.
2020	• Established partnership with Foxconn through NCHU team.
2021	• Joined Foxconn’s MIH EV Platform.
2022	• Obtained IATF 16949 certification for automotive quality management systems. • Established partnership with ZF group through the Company’s involvement with MIH EV Platform.
2023	• Established partnership with Pegatron through NCHU team.

Employees and Human Capital

The Company is committed to nurturing a culture that places a strong emphasis on teamwork, values creativity, professionalism, transparency, constructive dissent, and accountability among its employees. This cultural ethos is reflected in the Company’s recruitment decisions.

Throughout various stages of growth, the Company has successfully attracted and retained talented individuals and leaders from both the automotive and consumer electronics industries to drive the realization of its ambitious vision.

As of June 30, 2023, the Company had a workforce of 59 employees. The employees at the Company are not organized under any labor unions, and the company is proud of its positive reputation in maintaining healthy employee relations. To date, the Company has not experienced work stoppages, strikes, or any disputes with its employees.

The following table sets forth the number of the Company’s employees categorized by function as of June 30, 2023.

Function	Number of Employees
Research & Development	26
Manufacturing	21
Administrative	11
Sales and Marketing	1
Total	59

Intellectual Property

The success and competitive edge of the Company are dependent on its capacity to develop and safeguard core technologies and intellectual property. The Company possesses a range of intellectual property, including patents and registered trademarks, confidential technical information, and knowhow in LiDAR and ADB technology, as well as software development.

The Company has submitted patent and trademark applications to further bolster these rights and enhance its ability to defend against third parties. Moreover, the Company secures its proprietary rights through agreements with business partners, supply chain vendors, employees, and consultants, alongside vigilant monitoring of industry trends and product developments.

As of August 31, 2023, the Company held 24 approved and granted patents and has two pending patent applications, in the United States, Taiwan and the PRC. The Company’s patents and patent applications span a broad spectrum of system-level and component-level aspects of its core technologies, encompassing LiDAR systems, ADB systems, lasers, scanners, fluorescent materials, optical components, and sensing technologies.

Patents — Taiwan

No.	Patent No.	Application Date	Issue Date	Patent Name	Patent Duration
1	I721380	2019/2/27	2021/3/11	Lighting Device with Safeguard Means and Wavelength Converting Device Thereof	2021/3/11 – 2039/2/26
2	I684820	2019/2/27	2020/2/11	Diffusion Color Wheel with Different Gloss And Illumination Module of Projecting Device	2020/2/11 – 2039/2/26
3	M588266	2019/08/27	2019/12/21	Optical Color Wheel Device	2019/12/21 – 2029/08/26
4	I680341	2019/02/27	2019/12/21	Light Source Module for Projecting Device	2019/12/21 – 2039/02/26
5	I680307	2019/02/25	2019/12/21	White Light Illumination System	2019/12/21 – 2039/02/24
6	I632421	2017/05/19	2018/08/11	Optical Wheel	2018/08/11 – 2037/05/18
7	I603119	2013/11/18	2017/10/21	Glass Fluorescent Color Wheel and The Manufacturing Method Thereof	2017/10/21 – 2033/11/17
8	I589543	2015/05/26	2017/07/01	Method for Producing Sheets of Glass Phosphor	2017/07/01 – 2035/05/25
9	I576651	2015/10/08	2017/04/01	Projector Compound Optical Color Wheel Device	2017/04/01 – 2035/10/07
10	I556053	2015/01/14	2016/11/01	Optical Module for An Optical Projection Apparatus	2016/11/01 – 2035/01/13
11	I556052	2015/01/14	2016/11/01	Optical Color Wheel Assembly and Optical Color Wheel Thereof	2016/11/01 – 2035/01/13
12	I548927	2013/11/18	2016/09/11	Glass Fluorescent Color Wheel with An Anti-Reflective Coating Layer	2016/09/11 – 2033/11/17
13	I526768	2013/11/05	2016/03/21	Laser Projector Module Utilizes Glass Phosphor As A Color Mixing Element	2016/03/21 – 2033/11/04
14	I498601	2013/11/05	2015/09/01	Multi-Band Glass Fluorescent Color Conversion Film and The Manufacturing Method Thereof	2015/09/01 – 2033/11/04

No.	Patent No.	Application Date	Issue Date	Patent Name	Patent Duration
15	I498599	2013/11/05	2015/09/01	Method for Manufacturing A Low Temperature Glass Phosphor Lens and The Lens Manufactured Thereof	2015/09/01 – 2033/11/04
16	I498661	2013/11/05	2015/09/01	Integrated Glass Fluorescent Color Wheel and The Manufacturing Method Thereof	2015/09/01 – 2033/11/04
17	M483456	2013/12/31	2014/08/01	Color Wheel and Color Wheel System Including The Same	2014/08/01 – 2023/12/30
18	M483448	2013/12/31	2014/08/01	Anisotropic Optical Device	2014/08/01 – 2023/12/30

Patents — U.S.

No.	Patent No.	Application No.	Patent Name
1	9850158	15/164,319	Method for Producing Sheets of Glass Phosphor
2	10310252	15/810043	Optical Wheel
3	10845033	16/797532	White Light Illumination System
4	11467430	16/800096	Light Source Device with Safety Mechanism and Wavelength Converting Device Thereof

Patents — People’s Republic of China

No.	Patent No.	Application No.	Patent Name
1	ZL201520344114.8	201520344114.8	Optical diffuser plate and its module
2	ZL201921470287.9	201921470287.9	Optical color wheel device

Trademarks

No.	Mark	Registration No.	Class	Status	Expiration Date
1.		02074406	099	Valid	2030/07/31
2.		01761245	009	Valid	2026/03/31
3.		01803294	009	Valid	2026/11/15
4.		02074601	011	Valid	2030/07/31

Cybersecurity Management

The Company has established an information department responsible for planning, implementing, developing, and managing various information systems and equipment within the Company. It is also responsible for formulating and implementing information security and management guidelines, conducting security operations, promoting security awareness, and handling security incidents. The Company has implemented specific information security management policies for operations including ERP systems, Easy Flow approval systems, internet and email usage, password settings, software downloads, storage media, and file backups. Additionally, proactive monitoring of network traffic is performed, and any anomalies are promptly addressed. Employee education and training on information security are conducted periodically to cultivate a culture of security awareness.

The Company has not experienced any information security incidents in the years ended December 31, 2021 and 2022 or the six months ended June 30, 2023, nor has it incurred any losses or impacts therefrom.

Facilities

The Company leases all of its facilities, and does not own any real property. The Company believes that its current facilities are adequate to meet its immediate needs and that, should it be needed, additional space will be available on commercially reasonable terms to accommodate any expansion of the Company’s operations.

The Company’s corporate headquarters are located at 4F., No.32, Keya Rd., Daya District, Central Taiwan Science Park, Taichung City 42881, Taiwan, where it leases an office with 1141.75 square meters pursuant to a lease agreement that is in effect until December 31, 2024. The corporate headquarters primarily contain engineering, research and development, sales and administrative functions.

In addition, the Company also leases factory premises located in the Central Taiwan Science Park, with aggregate 3233.07 square meters pursuant to lease agreements that are in effect until December 31, 2024. The facilities primarily contain manufacturing, research and development, testing functions.

The Company also leases one factory premise at 3A1-3, 3F., No.1, Lixing 1st Rd., Hsinchu Science Park, Hsinchu City 30078, Taiwan, with 372.53 square meters pursuant to a lease agreement that are in effect until December 31, 2024. The facility primarily contains research and development functions.

Regulation

Regulations on Company Establishment

The establishment, operation and management of companies in Taiwan is governed by the Taiwan Company Act, which was latest amended on December 29, 2021. There are four types of companies in Taiwan: unlimited company, unlimited company with limited liability shareholders, limited company and company limited by shares. Unlimited company and unlimited company with limited liability shareholders are rarely used in practice; a company limited by shares is the most common form of business undertaken for foreign investors in Taiwan. The Taiwan Company Act applies to both Taiwan domestic companies and foreign-invested companies, unless otherwise provided in the relevant foreign investment laws and regulations.

The Company is a company limited by shares, and has been current with its corporate filings with the Central Taiwan Science Park Bureau.

Regulations on Foreign Investment

The principal regulations governing foreign investments in Taiwan are the Statute for Investment by Foreign Nationals, the Regulations for Verification of Investment by Overseas Chinese and Foreign Nationals, and the Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals. In order to efficiently provide services and manage foreign investments, Taiwan government has specifically established the Taiwan Investment Commission.

All investments made by foreign nationals within the territory of Taiwan must comply with the provisions of the Statute for Investment by Foreign Nationals and receive permission from the Taiwan Investment Commission. According to the administrative ordinance “Negative List for Investment by Overseas Chinese and Foreign Nationals” issued by the Taiwan Investment Commission, Taiwan maintains a negative list of industries closed to foreign investment because the authorities assert relate to national security and environmental protection, including public utilities, power distribution, natural gas, postal service, telecommunications, mass media, and air and sea transportation. Except for certain specific sensitive activities, foreign investments in a Taiwan listed company are generally not restricted in Taiwan but are subject to the prior approval from the Taiwan Investment Commission if a foreign investor wants to acquire 10% or more of the shares of a Taiwan listed company. The approval must be obtained before the final completion of the transaction.

Regulations on Mergers and Acquisitions

The main laws and regulations governing merger and acquisition (“M&A”) activities in Taiwan are the Merger and Acquisition Act, the Company Act, the Securities and Exchange Act and the Fair Trade Act.

The competent authority in charge of the regulations in relation to M&A is the Ministry of Economic Affairs. The main regulatory body in charge of public M&A transactions is the Securities and Futures Bureau of the Financial Supervisory Commission, the government agency in charge of public companies. Other relevant regulatory bodies include the Fair Trade Commission, the authority in charge of antitrust clearance, and the Taiwan Investment Commission, the authority in charge of reviewing foreign and PRC investments. If a participating company to a transaction holds any special license, the transaction may also be subject to the review of the authority in charge of such special license.

Regulations on Building Construction and Use

Under the Building Act, a building license required for new construction, extension, reconstruction or repair of buildings. A usage license is required for usage. When alterations of usage occur after a building is constructed, such as in alterations of usage class, structure, fire-protection facilities, and parking spaces or other alteration to the originally approved usage, a usage alteration license shall be applied for.

Further, under the Building Act, users of public buildings shall entrust professional institutions or persons recognized by the central construction authority to perform inspection and attestation periodically. Such inspection and attestation results shall be reported to the authority.

For all of its leased premises, the Company has been compliant with the requirements of the Building Act, has been current in its yearly building safety and fire protection filings, and has passed the periodic fire safety inspections. The Company has not been subject to sanctions or fines based on the Building Act.

Regulations on Intellectual Property Rights

Patent Protection

Pursuant to the Patent Act, amended on May 4, 2022, there are three types of patents in Taiwan: invention patents, utility model patents, and design patents, the respective patent terms of which are 20, 10, and 15 years, all calculated from the filing date of a patent application, while the patent rights are actionable from the issue date of the patent.

In terms of the infringement disputes of a patent, the civil division of the Intellectual Property and Commercial Court (“IP Court”) hears civil actions relating to patent infringement. If the defendant of an infringement action challenges the validity of the disputed patent as a defense, the civil division will deal with the infringement and validity issues simultaneously. However, any person who intends to invalidate the disputed patent in all aspects must file revocation proceedings (invalidation action) with the Taiwan Intellectual Property Office (“TIPO”). Decisions of the TIPO in an invalidation action can be appealed to the Ministry of Economic Affairs, and subsequently to the IP Court by way of filing an administrative lawsuit.

Copyright

The Copyright Law provides that original copyrightable works shall enjoy exclusive rights automatically upon their completion, with no form of registration required. The competent authority for the application and registration of trademarks is the TIPO under the Ministry of Economic Affairs. A copyrighted work is protected throughout the author’s lifetime and 50 years after.

As a copyright holder, when enforcing a copyright, bears the burden of proving the copyright ownership (and sometimes even the creation time of the copyright, if such issue is being raised), it is recommended to preserve relevant evidence by having it notarized by a notary public. For important copyrighted work, it is recommendable to obtain a copyright certificate issued by a copyright owners’ organization so as to serve as prima facie evidence of the completion and ownership of the copyright. However, it is important to note that such private organizations do not and cannot conduct any substantive examination of the copyrightability of a work. Therefore, when a work’s copyrightable is being challenged, only a court will have a final say over such dispute on a case-by-case basis.

Trademarks

Trademark rights in Taiwan are governed by the Trademark Act. The competent authority for the application and registration of trademarks is the TIPO. Types of protection include trademarks, certification marks, collective membership marks and collective trademarks. The trademarks which were registered are protected for 10 years from publication in the Trademark Gazette. This term may be extended successively every 10 years via application for renewal.

Trade Secrets

The Taiwan Trade Secret Act mainly governs the following items: (1) the required elements of a trade secret; (2) ownership of a trade secret; (3) the licensing of a trade secret; (4) misappropriation of a trade secret; (5) the civil remedy and criminal penalty for the misappropriation of a trade secret; (6) the issuance of a protective order during criminal investigation. Pursuant to the Trade Secret Act, the information that can be protected under the Trade Secret Act is defined as any method, technique, process, formula, program, design, or other information that may be used in the course of production, sale or operation, and must meet the following requirements: (1) secrecy; (2) economic value; and (3) reasonable measures to maintain secrecy. Under the Trade Secret Act, the types of misappropriation include acquisition, use and divulging of a trade secret by unlawful means. The Trade Secret Act provides civil remedies and criminal penalties for trade-secret misappropriation.

Regulations on Personal Data Protection

Under Taiwan law, the Personal Data Protection Act is the main law governing personal data protection. Under the Personal Data Protection Act, unless otherwise specified, a company is generally required to give notice to and obtain consent from an individual before collecting, processing, or using any of the said individual’s personal information, subject to certain exceptions.

Pursuant to the Personal Data Protection Act, the personal data pertaining to a natural person’s medical records, healthcare, genetics, sex life, physical examination and criminal records is classified as sensitive personal data, which shall be subject to certain stricter obligations.

In addition to the Personal Data Protection Act, when conducting the clinical trial, the sponsor and the investigator shall also comply with other relative regulations or practices with regard to the protection of the subject’s personal data, such as the Human Subjects Research Act and the Regulations on Human Trials.

Regulations on Environmental Protection

The bedrock of environmental protection in Taiwan is the Basic Environment Act. In addition to the Basic Environment Act, Taiwan regulations regulate each type of pollution by a different set of regulations, including the Soil and Groundwater Pollution Remediation Act, the Waste Disposal Act, the Air Pollution Control Act, the Water Pollution Control Act, and Toxic and Concerned Chemical Substances Control Act. The competent authority governing the environmental regulations is the Ministry of Environment. Failure to comply with such regulations may result in fines and other administrative sanctions.

As the Company’s factory is located within the Central Taiwan Science Park, the Company is directly under the supervision of the Central Taiwan Science Park Bureau for its environmental compliance. Since its inception, the Company has received and maintained approval status from the Central Taiwan Science Park for its industrial waste disposal plan and its water use/wastewater discharge plan pursuant to the Waste Disposal Act, the Air Pollution Control Act, and the Water Pollution Control Act, and is current in its waste disposal payment dues to the Central Taiwan Science Park. All related industrial waste is handled by qualified waste disposal contractors in compliance with local regulations.

The Central Taiwan Science Park B regularly dispatches personnel to inspect wastewater discharge and to collect samples for testing. Based on the results of such regular sampling, the Company’s wastewater discharge has been verified to meet the standards set by the Central Taiwan Science Park Bureau.

Regulations on Foreign Currency Exchange

The principal regulation governing foreign currency exchange in Taiwan is the Foreign Exchange Regulation Act, amended on April 29, 2009. Pursuant to the Foreign Exchange Regulation Act, Taiwan Dollars amounting under the amount of NTD 500,000 are freely convertible no matter what transaction they are in relation with. On the other hand, the transactions involving NTD 500,000 or more or its equivalent in foreign currency shall fulfill certain obligations as provided in the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions.

Under the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions, for those foreign exchange transactions which amounts of NTD 500,000 or more and relates to the sales of goods or provision of services, such transaction shall be declared through filing a declaration statement. For those foreign exchange transactions which are not related to the sales of goods or provision of services by a company, ranging from NTD 500,000 to US$ 50 million, such transaction shall be declared through filing a declaration statement, and providing supporting documents, such as contracts or letters of approval, to the bank. For those foreign exchange transactions by a company, which are not related to the sales of goods or provision of services, amounting more than USD 50 million, such transaction shall be declared through filing a declaration statement, providing supporting documents to the bank, and obtaining the approval of the Central Bank of Taiwan.

Though Taiwan government has promulgated the Regulations Governing Foreign Exchange Control on July 2, 1997, pursuant to the Foreign Exchange Regulation Act, the requirements for the government to implement those foreign exchange control measures should be subject to either of the following conditions: (1) when the domestic or foreign economic disorder might endanger the stability of the domestic economy; and (2) when this country suffers a severe balance of payments deficit. From the past history, Taiwan government only implemented those foreign exchange control measures once in 1997 during the Asian Financial Crisis.

Regulations on Dividend Distribution

The principal regulations governing dividend distribution is the Company Act. Pursuant to the Company Act, a Taiwan company may not pay dividends unless its losses have been covered and statutory reserve funds, equaling 10% of a company’s after-tax net profits, have been set aside. However, in the event that a company’s statutory reserve funds have reached the total amount of the company’s capital, the company does not need to set aside any amounts for its statutory reserve funds. If a company has no net profits, in principle, it may not pay dividends.

Regulations on Employee Stock Incentive Plan

The principal regulations governing dividend distribution is the Company Act. Pursuant to the Company Act, a Taiwan company may choose to implement the employee stock incentive plan through five kinds of strategies: (1) employee stock compensation, (2) employee stock option certificates, (3) employee subscription of new shares using cash as consideration, (4) treasury shares transferred to employees, (5) employee restricted share units. After the amendment of the Company Act on August 1, 2018, transferring a company’s stocks to the employees of the company’s parent company or its subsidiaries under the employee stock incentive plan is also permitted by law.

Regulations on Employment and Social Insurance

The labor law in Taiwan is regulated mainly by the Labor Standards Act, amended in June 2020. The Labor Standards Act governs the terms and conditions of employment such as working hours, holidays, rest periods, wages, overtime, leave, and termination of employment. According to Labor Standard Act, an employer is required to reach an agreement on salary with the employees, in which the agreed salary shall meet with the minimum amount set by the competent authority. Violations of the Labor Standards Act may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

In order to protect workers’ safety and health and to prevent occupational accidents, the employers in Taiwan are also required to comply with the Occupational Safety and Health Act. According to the Occupational Safety and Health Act, the employer shall arrange safety equipment to prevent any emergency. In addition, the employer shall provide safety education and trainings for the employees which shall enable the employees to protect themselves when any accident occurs.

Taiwan governmental authorities have passed a variety of laws and regulations regarding social insurance and employee’s pension from time to time, including, among others, the Labor Insurance Act, the National Health Insurance Act, the Labor Pension Act, and the Employment Insurance Act. Pursuant to these laws and regulations, Taiwan companies must make contributions at specified levels for their employees to the relevant social insurance and pension funds. Failure to comply with such laws and regulations may result in various fines and legal sanctions.

The Company has been compliant with all requirements under the aforementioned labor laws and regulations, and has never been sanctioned or fined for non-compliance since its inception. The Company has not experienced disputes with employees which became subject to administrative review of the Labour Bureau or litigation.

Regulations on Taxation

According to the Taiwan Income Tax Act, a company incorporated in Taiwan is a Taiwan tax resident and will be subject to 20% corporate income tax on its worldwide income. A non-resident company will be subject to 20% corporate income tax on its Taiwan-sourced income. If a resident company does not distribute its financial earnings generated in a year to its shareholders by the end of the following year, a surtax of 5% would be imposed on the undistributed earnings.

Effective from 2020, the Taiwan Statute for Industrial Innovation was amended, which extends the tax incentive by 10 years until December 31, 2029 for R&D expenditure. Under the tax incentive program, a company conducting qualifying R&D activities may select one of the following incentives: (i) up to 15% of qualifying R&D expenses may be credited against corporate income tax payable in the current year; or (ii) up to 10% of qualifying R&D expenses may be credited against corporate income tax payable in the year expenses incurred and carried forward for the next 2 years. In addition, if a company uses NTD 1 million or more of its undistributed earnings to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation within 3 years from the year such earnings are derived, such investment amounts may be deducted from the undistributed earnings in calculation of the current year’s undistributed earnings for assessment of surtax imposed on undistributed earnings from the year 2018.

The alternative minimum tax (“AMT”) imposed under the e is a supplemental income tax which applies if the amount of regular income tax calculated pursuant to the Taiwan Income Tax Act and relevant laws and regulations is below the amount of basic tax prescribed under the Taiwan Income Basic Tax Act. The taxable income for calculating AMT includes most income that is exempt from income tax under various legislations, such as capital gains from qualified securities and future transactions. The prevailing AMT rate for business entities is 12%.

According to the Taiwan Income Tax Act, a withholding tax rate of 21% shall generally be applicable to dividends distributed to non-Taiwan resident enterprise/individual investors. The withholding tax on the dividends may be reduced pursuant to a tax treaty between Taiwan and the jurisdictions in which the non-Taiwan shareholders reside. Taiwan currently has a treaty network with 34 countries.

Regulations Pertaining to the Company’s Products

The Company’s current product portfolio and LiDAR and ADB solutions do not require any mandatory government approval prior to commercial product launch under the existing laws and regulations in Taiwan, the United States, or Europe.

However, in order to become eligible to become a supplier for optical components and modules and automobile industry lighting products, there are several major industry quality standards which the Company’s customers require the Company to attain, as follows:

ISO 9001:2015 specifies requirements for a quality management system when an organization needs to demonstrate its ability to consistently provide products and services that meet customer and applicable statutory and regulatory requirements, and aims to enhance customer satisfaction through the effective application of the system, including processes for improvement of the system and the assurance of conformity to customer and applicable statutory and regulatory requirements. The Company has attained ISO 9001:2015 certification for the design, manufacture, processing, and sale of optical products. The certification is valid until February 14, 2025.

ISO 14001:2015 specifies the requirements for an environmental management system that an organization can use to enhance its environmental performance and manage its environmental responsibilities in a systematic manner that contributes to the environmental pillar of sustainability. ISO 14001:2015 helps an organization achieve the intended outcomes of its environmental management system, which provide value for the environment, the organization itself and interested parties. Consistent with the organization’s environmental policy, the intended outcomes of an environmental management system include enhancement of environmental performance, fulfilment of compliance obligations, achievement of environmental objectives. The Company has attained ISO 14001:2015 certification for the design, manufacture, processing, and sale of optical products. The certification is valid until February 14, 2025.

IATF 16949:2016 is the International Standard for Automotive Quality Management Systems. IATF 16949 emphasizes the development of a process-oriented quality management system that provides for continual improvement, defect prevention and reduction of variation and waste in the supply chain. The goal is to meet customer requirements efficiently and effectively. This standard is applicable to any organization that manufactures components, assemblies and parts for supply to the automotive industry. The Company has attained IATF 16949:2016 certification for the design and manufacture of headlight diffusers. The certification is valid until August 22, 2025.

Legal Proceedings

From time to time, the Company may be subject to various legal proceedings that arise from the normal course of business activities. In addition, from time to time, third parties may assert claims of intellectual property infringement, misappropriation or other violation against the Company in the form of letters and other forms of communication. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the Company’s results of operations, prospects, cash flows, financial position and brand. Additionally, from time to time, the Company may bring legal action to defend its intellectual property or otherwise protect the Company’s interests. The Company is not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to it, would individually or in the aggregate have a material adverse effect on the Company’s business, financial condition, and results of operations.

Currently, the Company has one outstanding dispute. The Company made a complaint against a third party (“Third Party”) and such Third Party’s employee for violation of the Company’s copyright under the Taiwan Copyright Law. The Taichung Prosecutor’s Office of Taiwan, after investigation, filed a criminal complaint against the Third Party. The Taichung District Court accepted the case, titled Zhiziyi No. 59. Currently, this criminal case is still pending. Concurrently, the Company plans to file an incidental civil lawsuit against the Third Party before the end of oral debate of the first instance in the criminal case.

COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (“MD&A”) provides information which Company’s management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and should be read in conjunction with the Company’s audited annual consolidated ﬁnancial statements and notes as of and for the years ended December 31, 2022, 2021 and 2020 are included elsewhere in this Registration Statement/Proxy Statement. The ﬁnancial statements, including the comparative ﬁgures, were prepared in accordance with U.S. GAAP. This MD&A contains forward looking information based on the Company’s current expectations and projections. For information on the material factors and assumptions underlying such forward-looking information, refer to the “Cautionary Note Regarding Forward Looking Statements” and “Risk Factors” sections in this Registration Statement/Proxy Statement. All ﬁnancial information included in this MD&A is presented in New Taiwan dollars, unless otherwise noted. Certain dollar amounts have been rounded to the nearest million dollars or thousand dollars, as noted, and tables may not add due to rounding. In this section, “TCO” or the “Company,” refers to Taiwan Color Optics, Inc.

Company Overview

The Company has historically focused on laser applied modules and their components, which are used in solid-state light source projectors, car headlights, and sensors. The Company has also developed laser light source for various applications including searchlights and laser stage lights. The Company has recently specialized in providing key semiconductor chips, components and solutions for solid-state light detecting and ranging (LiDAR) and adaptive driving beam (ADB) headlights that meet the automotive market standards, such as AEC-Q100, ISO 26262, and IATF 16949. The Company aims to offer crucial chips and system solutions with good performance, cost-efficiency, and automotive-grade reliability. The Company believes that its LiDAR and ADB products may empower the implementation of large-scale advanced driver assistance systems and self-driving technologies.

With strategically positioned offices at Central Taiwan Science Park and Hsin Chu Science Park campuses, the Company actively fosters collaboration with semiconductor experts and develop technologies leveraging the robust semiconductor supply chain in Taiwan. The Company, as a Tier-2 supplier, offers a holistic and complete solution for OEMs and Tier-1 partners engaged in the development and marketing of autonomous vehicles for the passenger car market and other pertinent sectors, such as robotaxi, drones, shuttles, and commercial trucks. Drawing upon breakthroughs in core components such as OPA/VCSEL/FMCW/ASIC, the Company develops distinctive LiDAR and ADB solutions, which have, through TCO’s collaboration with National Chung Hsing University (NCHU)’s collaboration platform, led to successful partnerships with two renowned leading ODM/OEM and Tier-1 partners, namely Foxconn and Pegatron. Moreover, the Company believes that its innovative solutions can be extended to other industries that may benefit from higher level of automation, such as drones, security, and landscape mapping.

The Company has developed a research partnership with a team at NCHU led by Professor Chun-Nien Liu since 2015. With the support of the NCHU team, the Company developed its distinctive LiDAR and ADB solutions. Due to the strength of its products, the Company entered into an agreement with NCHU and Professor Chun-Nien Liu on November 4, 2022 to provide pivotal chips and total solutions for high-performance solid-state LiDAR and ADB smart vehicle lighting systems for the Foxconn’s Mobility In Harmony Open Electric Vehicle (MIH) Platform. The Company therefore is connected to the emerging electric vehicle markets via Foxconn’s MIH Platform.

Foxconn’s MIH Platform aims to become a pioneering ecosystem in integrating LiDAR for Level 3 autonomous driving with the ultimate goal of commercializing its electric vehicles (EVs) globally. Thus, TCO’s close collaboration through the MIH Platform with Foxconn and its close partner, ZF Group, will position it at the front line of the development of EVs.

In addition, through NCHU, the Company will also provide customized solid-state LiDAR and ADB total solutions to Pegatron. Pegatron is a Tier-1 supplier to the EV market of the United States, whose existing customers include Tesla and other renowned EV manufacturers.

The Company also plans to leverage Taiwan’s mature semiconductor vertical supply chain to facilitate production of the chipsets used in TCO’s LiDAR and ADB productions. The Company plans to utilize the strong manufacturing capability of Taiwanese semiconductor manufacturers. The finished products will be packaged and assembled inhouse at TCO into its LiDAR and ADB products. This process aims to create a vertical production flow, thus making low-cost, high-performance solid-state LiDAR and ADB headlight a tangible commercial prospect.

The Company envisions a future where the integration of Taiwan’s mature semiconductor vertical supply chain becomes a global trend in the electric vehicle market. This integration, fostered through TCO’s collaboration with partner customers, paves the way for low-cost, high-performance solid-state LiDAR to emerge as a tangible and compelling commercial component for future automotives. By continuing to drive innovation, embracing rigorous industry standards, and nurturing strong partnerships, the Company is committed to pioneering advancements in autonomous driving technology and contributing to the transformation of the automotive landscape.

Key Factors Affecting Operating Results

The Company believes its performance depends on several factors that present signiﬁcant opportunities for it but also pose risks and challenges, including those discussed below and in the “Risk Factors” section of this Registration Statement/Proxy Statement.

Market Adoption

The Company believes that widespread adoption of ADAS for autonomous driving is approaching and that it is well-positioned in both passenger cars and non-passenger vehicle markets to take advantage of this opportunity. Many major brands offer cars with ADAS Suites (e.g. Ford’s Co-Pilot 360, Toyota Safety Sense and BMW Active Driving Assistant) with L0-L2 features. As at June 30, 2022, sales of cars with Level 2 (L2) autonomous driving represented 46.5% of total car sales in the U.S and sales of cars with ADAS systems with L1 to L2 autonomous driving level represented approximately 70% of total car sales in the U.S. as at the same date1.

As the demand shifted toward higher levels of autonomous driving, the Company expects that this demand will drive an increase in the adoption of LiDAR technology in ADAS and autonomous driving systems. Accordingly, the Company expects the rate of actual adoption and commercialization of LiDAR based solution by automotive OEMs and their suppliers, or the lack thereof, to impact its results of operations, including revenue and gross margins for the foreseeable future.

Continued Investment and Innovation

The Company focus on penetrating the LiDAR and ADB markets via key semiconductor chips and solution for solid-state LiDAR, which require heavy investment in R&D of IC, optical components, and solid-state laser-based sources for LiDAR and ADB solutions. The Company believes that its financial performance is significantly dependent on its ability to commercialize the R&D results and solidify its position in relevant market segments. This in turn will depend on the company’s future R&D investments and its ability to attract and retain highly qualified and experienced R&D personnels and partners. These are necessary to continue the work required to bring the Company’s LiDAR and ADB solutions to full commercialization and introduce innovative new solutions to existing and new customers. Failure to do this could adversely affect the Company’s market position and its revenue.

Competition and Margin

The Company’s results of operations will also depend on its ability to integrate and leverage on Taiwan mature semiconductor vertical supply chain while scaling up its production capacity and keeping its fixed costs low. The Company believe it can achieve this by focusing on high value and margin chip design, outsource the low margin and high capital costs chip manufacturing, packaging and module assembly. The Company’s ability to leverage this model will depend primarily on its revenues and ability to increase sales once a product is commercialized. Specifically,

____________

1        Counterpoint’s US Autonomous Vehicle Tracker reports, data and information referenced herein (the “Counterpoint Materials”) are the copyrighted property of Counterpoint Technology Market Research. and its subsidiaries (“Counterpoint”) and represent data, research, opinions or viewpoints published by Counterpoint, and are not representations of fact. The Counterpoint Materials speak as of the original publication date thereof and not as of the date of this document. The information and opinions expressed in the Counterpoint Materials are subject to change without notice and Counterpoint has no duty or responsibility to update the Counterpoint Materials. Moreover, while the Counterpoint Materials reproduced herein are from sources considered reliable, the accuracy and completeness thereof are not warranted, nor are the opinions and analyses which are based upon it. Counterpoint is a trademark of Counterpoint, other trademarks appearing in the Counterpoint Materials are the property of Counterpoint or their respective owners.

the Company believes under the collaboration model with strategic partners, such as Foxconn’s MIH and Pegatron, the Company is able to shorten the pre-sales and qualification process compared to traditional automotive industry practice.

By providing solutions comprised primarily of components that it has developed based on its technology, the Company thereby eliminates expenses associated with system completion which would not have involved or leveraged its technology. In addition, a series of LiDAR and ADB manufactured with the Company’s solutions will be conducted by Tier-1 manufacturers, meaning that the Company neither has the need to undertake the significant capital expenditures associated with developing a series manufacturing capability nor the expense of operating any such manufacturing capability.

Technological Advancements

Rapid advancements in ADAS and LiDAR technology can impact the Company’s ability to develop and offer cutting-edge products at competitive cost that meet market demands. We have witnessed a growing interest in solid-state LiDAR technology, the Company ability to solidify and commercialize key semiconductor components and solution for solid-state LiDAR and ADB headlights that meet the market demand is crucial for the Company results of operations, including revenue and gross margins for the foreseeable future.

Impact of COVID-19 on Our Operations and Financial Performance

The COVID-19 pandemic has severely affected businesses around the world. In order to curb the spread of COVID-19, many countries have imposed restrictions on travel and enforced store closures, encouraging people to stay at home and avoid gathering in public places.

The Company investment in Optonomous Inc. was severely impacted, it was unable to fulfill its intended function for almost two years and required high expenses to maintain Optonomous Inc. As a result, the Company divested all shares in Optonomous Inc. in June 2022.

The Company participated as the operating team of the Operate and Transfer project of Houli Racetrack and Flower Dance Hall in Taichung City. COVID-19 had a severe impact on the operation of the project. The team was unable to open and operate the facility in compliance with government pandemic prevention policies. The Company foresee that it will take a long time to recover and need continuous financial commitment if it were persisted in its operations. The Company decided to focus on its core business and successfully completing its divestment in December 2022.

In addition, the Company’s total revenue in the year ended in year ended December 31, 2022 decreased as compared to the year ended December 31, 2021 due to the wide spread of COVID-19 in Taiwan and the PRC. The Company’s facilities were working on reduced staff strength in 2022 following the quarantine order imposed by the government. There was also reduction in demands to the Company’s products in the PRC, because the Company’s customers located in the PRC were also impacted by wide spread COVID-19 and the quarantine order and other administrative measures imposed by the Chinese government.

Although it is uncertain to assess the total impact of COVID-19 on the financial condition, results of operation and business of the Company, the Company does not expect that COVID-19 will have a material and adverse impact on the Company’s operation in 2023.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. All intercompany accounts and transactions have been eliminated on consolidation. For the purposes of presenting consolidated financial statements, our assets and liabilities and our foreign operations (including subsidiaries in other countries that use currencies which are different from our functional currency) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Components of Results of Operations

Revenue

The Company generates revenue primarily from the sale of laser diode module (“Module”) and their related components (“Components”). Of the Total Revenue of NTD126,133,000 (U.S.$4,107,229) for the year ended December 31, 2021, NTD48,281,000 (U.S.$1,572,159) of revenue was from the sales of Component, NTD76,268,000 (U.S.$2,483,491) of revenue was from the sales of Modules, and NTD1,584,000 (U.S.$51,579) of revenue was from the sales of other products. The Total Revenue decreased by NTD23,695,000 (U.S.$771,573) to NTD102,438,000 (U.S.$3,335,624) for the year ended December 31, 2022, of which NTD59,256,000 (U.S.$1,929,567) of revenue was from the sales of Component, NTD38,331,000 (U.S.$1,248,160) of revenue was from the sales of Modules, and NTD4,851,000 (U.S.$157,961)) of revenue was from the sales of other products.

The 18.8% decrease in total revenue from 2021 to 2022 was primarily due to lower sales due to wider spread of COVID-19 in the PRC and Taiwan.

The table below sets forth the revenue contribution by types of products in the year ended December 31, 2021 and the year ended December 31, 2022:

Year	December 31, 2021			December 31, 2022
Product Categories	Revenue Amount		Revenue Proportion/ Share, %	Revenue Amount		Revenue Proportion/ Share, %
	NTD ‘000	U.S. Dollars ‘000		NTD ‘000	U.S. Dollars ‘000
Component	48,281	1,572	38.3	59,256	1,930	57.9
Module	76,268	2,483	60.5	38,331	1,248	37.4
Others	1,584	52	1.3	4,851	158	4.7
Total	126,133	4,107	100.0	102,438	3,336	100.0

Cost of Revenue

The Company’s cost of revenue consists primarily of costs of product parts and materials purchased from manufacturers, labor costs, depreciation, maintenance, and other overhead related costs, such as salaries and related personnel expenses.

Operating Expenses

Sales and Marketing Expenses

The Company’s sales and marketing expenses consists of personnel and operating expenses related to distribution of module and component and related hardware and expenses related to branding and promotional activities.

The Company expects its sales and marketing expenses to increase for the foreseeable future as the Company invests to support the growth of its expansion and to build out its sales force and marketing capabilities.

General and Administrative Expenses

The Company’s general and administrative expenses consist primarily of personnel-related expenses for employees involved in general corporate functions, including executive and administration, legal, human resources, accounting, finance, tax, and information technology and outside professional services, including legal, audit and accounting services, as well as expenses for allocated facilities costs, such as office rent, depreciation, other general corporate expenses and travel. Personnel-related expenses primarily include salaries and benefits compensation.

The Company expects its general and administrative expenses to increase for the foreseeable future as it scales headcount with the growth of its business, and as a result of the expenses of operating as a public company, including compliance with the rules and regulations of the Securities Exchange Commission, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services.

Research and Development Expenses

Item	Currency	2021	2022
Research and development expenses	NTD ‘000	40,902	26,845
	U.S. Dollars ‘000	1,332	874
Total revenue income	NTD ‘000	126,133	102,437
	U.S. Dollars ‘000	4,107	3,336
Percentage of total revenue, %	NTD ‘000	32.4	26.2
	U.S. Dollars ‘000	1.1	0.9

The R&D expenses include:

•        Personnel related expenses, including salaries and benefits compensation expenses for personnel in research and engineering, design, and testing functions;

•        Expenses related to materials, software licenses, suppliers and third-party services;

•        Prototype expenses; and

•        An allocated portion of overhead expenses, such as facility and IT costs and depreciation.

The Company’s research and development expenses for the last 2 years range of 26.2% to 32.4% of its net operating income. The Company believes that the presentation the ratio of R&D expenses and net operating income is helpful to understand the commitment of the Company on further investments in research and development. The Company expenses R&D costs as incurred until the point that technological feasibility is reached. The Company expects that its R&D costs will increase for the foreseeable future as it continues to invest in R&D activities to achieve its product roadmap.

Interest Income

The Company’s interest income primarily consists of interest earned on cash deposits in banks.

Other Income

The Company’s other income primarily consists of government grants.

Other Gains and Losses

The Company’s other gains and losses primarily consists of foreign exchange gains.

Finance Costs

The Company’s finance costs consist primarily of interest on borrowings and financing obligations under outstanding loan agreements.

Income Tax Expense

The Company’s income tax expense primarily consists of current income tax expenses. Currently, the applicable tax rate in Taiwan is 20%, while the tax rate for unappropriated earnings is 5%.

Results of Operations

Comparison of the Six Months Ended June 30, 2023 to the Six Months Ended June 30, 2022

The table below sets forth the results of operations of the Company for the six months ended June 30, 2022 and for the six months ended June 30, 2023:

Item	For the six months ended June 30, 2023		For the six months ended June 30, 2022		Differences in Amount and Percentage (%)
	NTD ‘000	U.S.$ ‘000	NTD ‘000	U.S.$ ‘000	NTD ‘000	U.S.$ ‘000%
Total Revenue	15,263	497	57,476	1,872	(42,213)	(1,375)	(73.4)
Cost of Revenue	15,608	508	27,658	901	(12,050)	(392)	(43.6)
Gross Profit	(345)	(11)	29,818	971	(30,163)	(982)	(101.2)
Operating Expenses
Sales Expenses	4,467	145	6,862	223	(2,395)	(78)	(34.9)
Administrative Expenses	16,112	525	15,598	508	514	17	3.3
Research and Development Expenses	11,535	376	13,812	450	(2,277)	(74)	(16.5)
Total Operating Expenses	32,114	1,046	36,272	1,181	(4,158)	(135)	(11.5)
Net Operating Loss	(32,459)	(1,057)	(6,454)	(210)	(26,005)	(847)	402.9
Non-operating Income (Expenses)	0	0	0	0	0	0	0
Interest Income	7,316	238	352	11	6,964	227	1,978.4
Other Income	264	9	251	8	13	0	5.2
Other Gains and Losses	3,796	124	29,042	946	(25,246)	(822)	(86.9)
Interest Expenses	(1,719)	(56)	(1,420)	(46)	(299)	(10)	21.1
Total Non-operating Income (Expenses)	9,657	314	28,225	919	(18,568)	(605)	(65.8)
Profit (loss) Before Tax	(22,802)	(742)	21,771	709	(44,573)	(1,451)	(204.7)
Income Tax Expense	—	0	6,925	225	(6,925)	(225)	(100.0)
Net Profit (loss) for the Period	(22,802)	(742)	14,846	483	(37,648)	(1,226)	(253.6)
Other Comprehensive loss attributable to non-controlling interests	—	0	(3,661)	(119)	3,661	119	(100.0)
Total Comprehensive Income (loss) attributable to ordinary shareholders	(22,802)	(742)	18,507	603	(41,309)	(1,345)	(223.2)

Comparison of Revenue Composition for the Six Months Ended June 30, 2023 to the Six Months Ended June 30, 2022

The table below sets forth the revenue contribution by types of products for the six months ended June 30, 2022 and for the six months ended June 30, 2023:

	For the six months ended June 30, 2023			For the six months ended June 30, 2022
Product Categories	Revenue Amount		Revenue Proportion/ Share, %	Revenue Amount		Revenue Proportion/ Share, %
	NTD ‘000	U.S. Dollars ‘000		NTD ‘000	U.S. Dollars ‘000
Component	1,576	51	10.3	14,294	465	24.9
Module	12,941	421	84.8	38,331	1,248	66.7
Others	746	24	4.9	4,851	158	8.4
Total	15,263	497	100.0	57,476	1,872	100.0

Total revenue decreased by NTD 42,213,000 (U.S.$1,374,569), or -73.4%, from NTD 57,476,000 (U.S.$1,871,573) for the six months ended June 30, 2022 to NTD 15,263,000 (U.S.$497,004) for the six months ended June 30, 2023. The decrease in the total revenue is primarily contributed by NTD 25,390,000 (U.S.$826,767), or 66.2% decrease in Module sales, and NTD 12,718,000 (U.S.$414,132) or -89.0% decrease in Component sales. The total revenue decreased in the six months ended June 30, 2023 due to weaker demands from our customers, who have purchased more inventories during 2022 than historic periods in response to supply chain uncertainties caused by COVID-19, Ukraine conflicts and cargo shortage. In addition, our customers faced weaker demands for their products due to slowdown in global economy and consumer spending due to the growing negative outlooks for the globally economy. The longer inventory cycle and slower sales of our customers products contribute to the decrease in the Company’s total revenue.

Cost of Revenue

The cost of revenue declined from NTD 27,658,000 (U.S.$900,619) for the six months ended June 30, 2022 to NTD 15,608,000 (U.S.$508,238) for the six months ended June 30, 2023, representing a decrease of 45.0%. This decline was primarily due to decrease in total revenue and shipped goods.

Gross Profit

The gross profit declined from NTD 29,818,000 (U.S.$970,954) for the six months ended June 30, 2022 to (NTD 345,000) (U.S.$11,234) for the six months ended June 30, 2023, representing a decrease of 101.2%. This decline was primarily due to decrease in total revenue and shipped goods.

Sales and Marketing Expenses

The cost of selling expenses declined from NTD 6,862,000 (U.S.$223,445) for the six months ended June 30, 2022 to NTD 4,467,000 (U.S.$145,458) for the six months ended June 30, 2023, representing a 35.0% decrease. This decline was primarily due to decrease in sales and lower marketing activities.

General and Administrative Expenses

The cost of general administrative expenses increased from NTD 15,598,000 (U.S.$507,913) for the six months ended June 30, 2022 to NTD 16,112,000 (U.S.$524,650) for the six months ended June 30, 2023, representing a 3.3% increase. This increase was primarily due to increase in salaries for all staff to retain talent.

Research and Development Expenses

The cost of research and development expenses declined from NTD 13,812,000 (U.S.$449,756) for the six months ended June 30, 2022 to NTD 11,535,000 (U.S.$375,611) for the six months ended June 30, 2023, representing a 16.5% decrease. This decline was primarily due the delay of the research and development progress of certain ICs, LiDAR and ADB solutions by about 6 months, so the research & development activities in the six month ended June 30, 2023 are lower than expected.

Interest income

The interest income increased from NTD 352,000 (U.S.$11,462) for the six months ended June 30, 2022 to NTD 7,316,000 (U.S.$238,229) for the six months ended June 30, 2023. Representing a 1,978.4% increase. This increase was primarily due to higher deposit amount in licensed financial institutions and higher deposit interest rate offered by the licensed financial institutions.

Other Gains

Other gains decreased from NTD 29,042,000 (U.S.$945,685) for the six months ended June 30, 2022 to NTD 3,796,000 (123,608) for the six months ended June 30, 2023, representing a 86.9% decrease. This decrease was due to less favorable exchange rate gain and lower total revenue.

Interest Expenses

Interest Expenses increased from NTD 1,420,000 (U.S.$46,239) for the six months ended June 30, 2022 to NTD 1,719,000 (U.S.$55,975) for the six months ended June 30, 2023, representing a 21.1% increase. The increase was primarily due to higher interest rate charged on the borrowings of the Company, while the impact of rising borrowing costs is partially offset by the reduction of total borrowings of the Company.

Income Tax Expenses

Income Tax Expenses decreased from NTD 6,925,000 (U.S.$225,497) for the six months ended June 30, 2022 to NTD 0 (U.S.$0) for the six months ended June 30, 2023. The decreased was due to no income tax was payable for the six months ended June 30, 2023 because of a net loss before tax of NTD22,802,000 (U.S.$742,494).

Other Comprehensive Loss attributable to Non-controlling Interest

Other Comprehensive Loss attributable to Non-Controlling Interest for six months ended June 30, 2022, consists of NTD3,661,000 (U.S.$119,212) due to loss in Taiwan Leisure Sports Technology Inc.

Comparison of Results of Operations for the Year Ended December 31, 2022 to the Year Ended December 31, 2021

The table below sets forth the results of operations for the year ended December 31, 2021 and the year ended December 31, 2022:

Item	For the year ended December 31, 2021		For the year ended December 31, 2022		Differences in Amount and Percentage (%)
	NTD ‘000	U.S.$ ‘000	NTD ‘000	U.S.$ ‘000	NTD ‘000	U.S.$ ‘000%
Total Revenue	126,133	4,107	102,438	3,336	(23,695)	(772)	(18.8)
Cost of Revenue	69,311	2,257	56,525	1,841	(12,786)	(416)	(18.5)
Gross Profit	56,822	1,850	45,913	1,495	(10,909)	(355)	(19.2)
Operating Expenses		0		0		0
Sales Expenses	10,490	342	12,534	408	2,044	67	19.5
Administrative Expenses	18,387	599	25,650	835	7,263	237	39.5
Research and Development Expenses	40,921	1,332	26,845	874	(14,076)	(458)	(34.4)
Impairment Loss	0	0	253	8	253	8	100.0
Total Operating Expenses	69,798	2,273	65,282	2,126	(4,516)	(147)	(6.5)
Net Operating Loss	(12,976)	(423)	(19,369)	(631)	(6,393)	(208)	49.3
Non-operating Income (Expenses)
Interest Income	419	14	3,462	113	3,043	99	726.3
Other Income	7,166	233	2,844	93	(4,322)	(141)	(60.3)
Other Gains and Losses	(21,627)	(704)	37,399	1,218	59,026	1,922	272.9
Interest Expenses	(2,196)	(72)	(2,884)	(94)	(688)	(22)	31.3
Total Non-operating Income (Expenses)	(16,237)	(529)	40,821	1,329	57,058	1,858	351.4
Profit (loss) Before Tax	(29,213)	(951)	21,452	699	50,665	1,650	173.4
Income Tax Expense	(1,298)	(42)	6,429	209	5,131	252	395.3
Net Profit (loss) for the Period	(30,511)	(994)	15,023	489	45,534	1,483	149.2
Other Comprehensive (loss) Income
Foreign currency translation adjustment	(329)	(11)	0	0	329	11	(100.0)
Total Comprehensive (loss) Income	(30,840)	(1,004)	15,023	489	45,863	1,493	148.7
Less: Comprehensive (loss) income attributable to non-controlling interest	(16,174)	(527)	(3,661)	(119)	12,513	407	77.4
Total Comprehensive Income (loss) attributable to ordinary shareholders	(14,666)	(478)	18,684	610	33,350	1,088	178.0

Revenue

Of the total revenue of NTD 126,133,000 (U.S.$4,107,229) for the year ended December 31, 2021, NTD 48,281,000 (U.S.$1,572,159) of revenue was from the sales of Component, NTD 76,268,000 (U.S.$2,483,491) of revenue was from the Modules, and NTD 1,584,000 (U.S.$51,579) of revenue was from the sales of other products. The total revenue decreased from NTD126,133,000 (U.S.$4,107,229) for the year ended December 31, 2021 to NTD102,348,000 (U.S.$3,335,656) for the year ended December 31, 2022, representing a 18.8% decrease. The decrease in total revenue from 2021 to 2022 was primarily due to weaker demands from our customers and temporary interruption of our operations and the operation of our customers due to wide spread of COVID-19 in the PRC and Taiwan.

Cost of Revenue

Cost of revenue decreased by NTD 12,786,000, (U.S.$416,346), or 18.4%, from NTD 69,3110,000 (U.S.$2,256,952) for the year ended December 31, 2021 to NTD 56,525,000 (U.S.$1,840,606) for the year ended December 31, 2022. The decrease was primarily due to lower total revenue.

Gross Profit

The gross profit declined from NTD 56,822,000 (U.S.$1,850,270) for the year ended December 31, 2021 to NTD45,913,000 (U.S.$1,495,050) for the year ended December 31, 2022, representing a decrease of 19.2%. This decline was primarily due to decrease in total revenue and shipped goods.

Sales Expenses

Sales expenses increased by NTD 2,044,000 (U.S.$66,558), or 19.5%, from NTD 10,490,000 (U.S.$341,583) for the year ended December 31, 2021 to NTD 12,534,000 (U.S.$408,141) for the year ended December 31, 2022. The increase was primarily due to higher logistics expenses caused by unavailability of vessels and air cargo space during COVID-19.

Administrative Expenses

Administrative expenses increased to NTD 25,650,000 (U.S.$835,233) for the year ended December 31, 2022 from NTD 18,387,000 (U.S.$598,730) for the year ended December 31, 2021, representing a 39.5% increase. The increase was primarily due to the Company preparation for public listing in Taiwan in 2022, which has subsequently cancelled by the Company to pursue the Business Combination.

Research and Development Expenses

Research and development expenses decreased to NTD 26,845,000 (U.S.$874,145) for the year ended December 31, 2022 from NTD 40,921,000 (U.S.$1,332,498) for the year ended December 31, 2021, representing a 34.4% decrease. The expenses decreased because of lower research and development activities during various phases of COVID-19 lock-downs and social distancing rules imposed in Taiwan in 2022.

Interest Income

Interest income increased by NTD 3,043,000, (U.S.$99,088), or 726.3%, from NTD 419,000 (U.S.$13,644) for the year ended December 31, 2021 to NTD 3,462,000 (U.S.$112,732) for the year ended December 31, 2022. The increase was primarily due to an increase in interest rates in 2022 compared to 2021.

Other Income

Other income decreased by NTD 4,322,000, (U.S.$140,736), or 60%, from NTD 7,166,000 (U.S.$233,344) for the year ended December 31, 2021 to NTD 2,844,000 (U.S.$92,608) for the year ended December 31, 2022. The decrease was primarily due to lower amount of government subsidies and grants distributed by government for the support of business in 2022.

Other Gains and Losses

Other gains and losses changed favorably by NTD 59,026,000 (U.S.$1,922,045) in the year ended December 31, 2022, as compared to the year ended December 31, 2021, representing a 272.9% increase. The favorable change was primarily due to favorable foreign exchange rate changes.

Interest Expenses

Interest expenses rose by NTD 688,000, (U.S.$22,403), or 31.3%, from NTD 2,196,000 (U.S.$71,508) for the year ended December 31, 2021 to NTD 2,884,000 (U.S.$93,911) for the year ended December 31, 2022. The increase was primarily due to higher borrowing cost even though Total Liabilities decreased to NTD201,159,000 (U.S.$6,550,277) from NTD220,342,000 (U.S.$7,174,927).

Income Tax Expenses

Income Tax Expenses increased from NTD 1,298,000 (U.S.$42,266) in income tax expense for the year ended December 31, 2021 to NTD 6,429,000 (U.S.$209,346) for the year ended December 31, 2022. The increase was due to movement of temporary differences in deferred tax assets.

Other Comprehensive (loss) Income

Other Comprehensive loss decreased by NTD 329,000 (U.S.$10,713) or 100.0% from a loss of NTD329,000 (U.S.$10,713) for the year ended December 31, 2021 to nil for the year ended December 31, 2022. The decrease was primarily due to disposal of foreign subsidiary, Optonomous Inc.

Liquidity and Capital Resources

Historically, the Company have financed its operations mainly through equity contributions from its shareholders and payments received from its customers during ordinary course of business. On December 31, 2022, the Company had cash and cash equivalents of NTD 299,340,000 (U.S.$9,747,314), which consisted of cash, checking accounts, demand deposits, time deposits and others. The Company expects that it may incur net loss in the next one to three years as it increases its investment in research and development of LiDAR and ADB technologies.

The Company cash requirements for the next twelve months after the date of the Registration Statement/Proxy Statement primarily include staff salaries, lease obligations, contractual obligations and other commitments. Our staff salaries consists of our obligations to pay out staff under the employment agreements. Our lease obligations consist of the commitments under the rental agreements for our factory and office premises. Our contractual obligations primarily consist of minimum commitments for marketing activities.

In addition, as part of our business strategy, we plan to continue to invest in our research and development activities, particular in the development of our LiDAR and ADB products. These new developments and expansions may generate long-term cash requirements. Our research and development activities, including pursuant of equipment, raw materials, IT software and expansion of our R&D term. We intend to fund our future material cash requirements with net proceeds from the Proposed Transactions, debt borrowings from Taiwan banks, equity contributions from our shareholders and payments received from our customers. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We believe that our cash on hand following the consummation of the Business Combination, including the current available cash and cash equivalents on our balance sheet and the funds contained in Chenghe’s Trust Account (assuming the Interim Redemption Scenario) will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this Registration Statement/Proxy Statement and sufficient to fund our operations. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in research and development or delay, scale back or abandon all or part of our growth strategy, which could have an adverse impact on our business and financial prospects.

Short-term borrowings

As of December 30, 2023, the short-term bank borrowings of the Company consist of working capital loans from Chuang Hwa Bank, and First Commercial Bank, each secured by time deposits held within the bank. The Company has fully repaid the working capital loan from First Commercial Bank on April 6, 2023. As of June 30, 2023, the short-term bank borrowings of the Company consist of working capital loans from Chuang Hwa Bank, and e. Sun Bank, each secured by time deposits held within the bank. These collateralized time deposits are classified as restricted cash on our consolidated balance sheet. The table below set forth the key commercial terms of the work capital loans as of December 31, 2022 and June 30, 2023.

Lender	Interest Rate	Issuance Date	Maturity Date	Outstanding Amount as of December 31, 2022 (NTD’000)	Outstanding Amount as of December 31, 2022 (U.S.$’000)
Chuang Hwa Bank	1.90%	November 11, 2022	November 11, 2023	82,000	2,670
First Commercial Bank	1.75%~2.08%	June 10, 2022	April 6, 2023	26,370	859
Total				108,370	3,529
Lender	Interest Rate	Issuance Date	Maturity Date	Outstanding Amount as of June 30, 2023 (NTD’000)	Outstanding Amount as of June 30, 2023 (U.S.$’000)
Chuang Hwa Bank	1.90%	November 11, 2022	November 11, 2023	82,000	2,670
E. Sun Bank	2.43%	April 28, 2022	October 28, 2023	8,000	261
Total				90,000	2,931

Long-term borrowings

The long-term bank borrowings consist of term loans obtained from Chuang Hwa Bank. The aggregate principal amount of term loan issued to us on December 5, 2022 is NTD15,800,000 (U.S.$514,490), which is guaranteed by the Credit Guarantee Fund for Small and Medium Enterprises of Taiwan.

The aggregate principal amount of term loan issued to us on August 21, 2020 is NTD13,000,000 (U.S.$423,315), which is secured the property and equipment of the Company with a book value of NTD 27,047,000 (U.S.$880,723). The table below set out the key commercial terms of the two term loans.

Nature	Interest Rate	Issuance Date	Maturity Date	As of December 31, 2022 (NTD’000)	As of December 31, 2022 (U.S.$’000)	As of June 30, 2023 (NTD’000)	As of December 31, 2022 (U.S.$’000)
Guaranteed Borrowing	1.90%	December 5, 2022	December12, 2027	15,800	514	14,220	463
Credit Borrowing	1.75%~2.08%	August 21, 2020	June 29, 2026	52,967	1,725	43,270	1,409
Total				68,767	2,239	57,490	1,872

The Company recorded net interest income of NTD578,000 (U.S.$18,821) for the year ended December 31, 2022 and recorded net interest expense of NTD1,777,000 (U.S.$57,864) for the year ended December 31, 2021. The Company recorded net interest income of NTD5,597,000 (U.S.$182,253) for the six months ended June 30, 2023 and net interest expense of NTD1,068,000 (U.S.$34,777) for the six months ended June 30, 2022. The Company enjoyed net interest income for 2022 and six months ended June 30, 2023 because its short- and long-term borrowings are denominated in NTD, which charge a lower interest rate compared to the interest earned on the Company’s deposits, which are primary denominated in U.S. Dollars and enjoy higher interest rate. The Company expects that as the U.S. lowers the Federal Fund Rate, the interest rate offered on the Company’s U.S. dollar deposits will decrease and the net interest income will decrease accordingly.

The effect of an immediate 10% change in interest rates on June 30, 2023 would not have a material adverse impact on our future operating results and cash flows as we expect our sales will increase going forward.

Cash Flows Summary

Presented below is a summary of the Company’s operating, investing, and financing cash flows:

	Six months ended June 30				Years ended December 31
	2023		2022		2022		2021
	NTD ‘000	U.S.$ ‘000	NTD ‘000	U.S.$ ‘000	NTD ‘000	U.S.$ ‘000	NTD ‘000	U.S.$ ‘000
Net cash generated from (used in) operating activities	(33,925)	(1,105)	10,499	342	36,490	1,188	(20,959)	(682)
Net cash used in investing activities	(11,641)	(379)	(18,245)	(594)	(29,103)	(948)	(19,416)	(632)
Net cash generated from financing activities	(29,647)	(965)	24,696	804	24,638	802	67,975	2,213

Cash Flows Generated from (Used in) Operating Activities

Cash flows generated from operating activities are typically re-invested to support the growth of the Company’s business. The Company invests in research and development, sales and marketing activities, general and administrative expenses, and working capital. The Company’s operating cash inflows include cash from sales of its products. These cash inflows are offset by the Company’s payments to suppliers for production materials and parts used in the Company’s manufacturing process, operating expenses, and interest payments on the Company’s financings.

During the six months ending June 30, 2022, net cash generated from operating activities was NTD 10,499,000 (U.S.$341,846). During the six months ending June 30, 2023, net cash used in operating activities increased to NTD33,925,000 (U.S.$1,104,689). The decrease was mainly driven by lower sales revenue, increase in inventories and right of use assets.

During the year ended December 31, 2021, net cash used in operating activities was NTD 20,959,000 (U.S.$682,481). During the year ended December 31, 2022, net cash generated from operating activities was NTD 36,490,000 (U.S.$1,188,212). The increase was mainly attributable to increase in net income in 2022, primarily due to favorable exchange rate gains, income to disposition of discontinued business ad increase in account receivables.

Cash Flows Generated from (Used in) Investing Activities

Cash used in investing activities primarily relate to purchase of property and equipment and proceeds from disposal of property and equipment.

Net cash used in investing activities was NTD11,641,000 (U.S.$379,062) for the six months ended June 30, 2023 and net cash used in investing activities was NTD 18,245,000 (U.S.$594,106) for the six months ended June 30, 2022. The decrease was mainly attributed to reduced investment in new property and equipment due to lower sales and adjustment in research and development schedules.

Net cash used in investing activities was NTD29,103,000 (U.S.$947,672) for the year ended December 31, 2022 and net cash used in investing activities was NTD 19,416,000 (U.S.$632,237) for the year ended December 31, 2021. The increase was primarily attributed to increased investment in new property and equipment for research and development activities.

Cash Flows from Financing Activities

Net cash used in financing activities was NTD 29,647,000 (U.S.$965,386) for the six months ended June 30, 2023 which primarily consist of repayment of NTD26,370,000 (U.S.$858,678) in principal amount of long term borrowings from Chuang Hwa Bank and NTD11,270,000 (U.S.$366,981) in principal amount of short term borrowings from First Commercial Bank and partially offset by the NTD8,000,000 (U.S.$260,501) proceeds from short-term loans from E. Sun Bank.

Net cash generated from financing activities was NTD 24,696,000 (U.S.$804,168) for the six months ended June 30, 2022, which primarily consists of the proceeds of NTD133,993,000 (U.S.$4,363,172) from short-term loans from First Commercial Bank and partially offset by the repayment of NTD108,918,000 (U.S.$3,546,662) in principal amount of short-term borrowings from Chung Hwa Bank.

Net cash generated from financing activities was NTD 24,638,000 (U.S.$802,279) for the year ended December 31, 2022, which primarily consists of the proceeds of NTD 219,164,000 (U.S.$7,136,568) from short-term loans from Chuang Hwa Bank and partially offset by the repayment of NTD200,904,000 (U.S.$6,541,973) in principal amount of short-term borrowings from Chuang Hwa Bank.

Net cash generated from financing activities was NTD 67,975,000 (U.S.$2,213,448) for the year ended December 31, 2021, which primarily consists of the proceeds of NTD 77,480,000 (U.S.$2,522,957) from short-term loans from Chuang Hwa Bank and the proceeds of NTD 44,780,000 (U.S.$1,458,157) from term loans from Chuang Hwa Bank and partially offset by the repayment of NTD52,740,000 (U.S.$1,717,356) in principal amount of short term borrowings from Chuang Hwa Bank and the repayment of NTD1,545,000 (U.S.$50.309) in principal amount of term loans from Chuang Hwa Bank.

Disposal of Optonomous Inc.

Optonomous Inc., located in Los Angeles, California, USA, was acquired in May of 2019 due to the Company’s plan to expand into the U.S. market. Optonomous Inc. specializes in the development of lighting technologies for various applications such as projection, entertainment, and automotive, using laser-excited glass and crystal phosphors. It also develops infrared laser diodes for autonomous driving applications.

However, due to the impact of the COVID-19 pandemic, the Company was not able to expand into the U.S. market through Optonomous Inc. Considering the operating costs of Optonomous, Inc., the board of directors discussed the matter and decided to focus on the core business in Taiwan to avoid additional cost losses. As a result, it was decided to divest all shares in Optonomous Inc.

Disposal of Taiwan Leisure Sports Technology Inc.

The Company established Taiwan Leisure Sports Technology to operate the Operator Transfer (“OT”) project of the Houli Racetrack and Flower Dance Hall in Taichung City. The Company decided to pursue this business venture to diversify its revenue stream. However, shortly after its establishment, the OT project was affected by the COVID-19 pandemic, and in compliance with government epidemic prevention policies, the racetrack and the flower dance hall was unable to open and operate. Although there was a brief period of opening, the tourism industry had been severely impacted by the pandemic, and it was difficult to recover the previous number of visitors in the short term.

After discussions within the local government in Taichung, it was determined that if the project were to continue operating, it would require further cash injection. After considering the level of capital injection needed to keep the facilities operational, the Company decided to divest its control interest in Taiwan Leisure Sports Technology. After contacting multiple potential buyers, the project was acquired by a non-related party. The Company completed the transaction agreement in July of the 2022 and received the full payment in December of the same year, successfully completing the divestment process.

Material Contractual Obligations and Commitments

During the periods presented, we did not have any material contractual obligations and commitments.

Off-Balance Sheet Arrangements

During the periods presented, the Company did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Research and Development Expenses in the Past Two Years

In the fiscal year 2022, the R&D expenditure of the Company amounted to approximately NTD26,845,000 (U.S.$874,145), accounting for 26.2% of the net revenue and 41.1% of total operating expenses. The future allocation of R&D expenditure will be based on the progress of new product and technology development. As the Company’s revenue continues to grow, the Company may gradually increase the R&D expenditure to accelerate the pace of research and development and support future R&D projects. In addition to acquiring R&D-related software and hardware equipment, the Company also continues to attract experienced and creative research and development talents to enhance its R&D capabilities and strengthen its competitive advantage.

Critical Accounting Estimates

The Company consolidated financial statements that are included elsewhere in this Registration Statement/Proxy Statement/prospectus have been prepared using the significant measurement bases. We believe that the following estimates are those most critical to the judgments used in the preparation of our financial statements.

Evaluation of inventories

Inventories are stated at the lower of cost or estimated net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the weighted-average basis. The Company records inventory write-downs as cost of revenue for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the inventory less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

As of December 31, 2022, the carrying amount of inventories was NTD 36,768,000 (U.S.$1,197,264).

Critical Accounting Policies

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our audited financial information. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

For a discussion of our new or recently adopted accounting pronouncements, see Note 2(v) “Recently issued accounting pronouncements” to our consolidated financial statements included in this Registration Statement/Proxy Statement.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, the Company is as an emerging growth company (“EGC”). As such, the Company will be eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

The Company will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which the market value of the Company’s Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of the second quarter of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the IPO.

Foreign Private Issuer Status

The Company qualifies as a “foreign private issuer” as defined under SEC rules. Even after the Company no longer qualifies as an emerging growth company, as long as the Company continues to qualify as a foreign private issuer under SEC rules, the Company is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

•        the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Notwithstanding these exemptions, the Company will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

The Company may take advantage of these exemptions until such time as the Company is no longer a foreign private issuer. The Company would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if the Company no longer qualifies as an emerging growth company, but remains a foreign private issuer, the Company will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

In addition, because the Company qualifies as a foreign private issuer under SEC rules, the Company is permitted to follow the corporate governance practices of Taiwan (the jurisdiction in which the Company is organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to the Company.

If at any time the Company ceases to be a foreign private issuer, the Company will take all action necessary to comply with the SEC and Nasdaq Listing Rules.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to various risks in relation to financial instruments. The main types of risks are foreign currency risk and interest rate risk. While the Company may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, the Company does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Foreign Currency Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. During financial year ended December 31 2022 and 2021, 94.5% and 97.4% of our revenue were generated in U.S. Dollars. For the same period, 73.3% and 72.5% of our expenses were denominated in NTD, the currency of Taiwan in which we conduct our operations. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.

During the six month ended June 30, 2023 and 2022, 91.4% and 93.0% of our revenue were generated in U.S. Dollars, while 56.9% and 73.6% of our expenses were denominated in NTD.

The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would have a material impact on our historical consolidated financial statements. To date, we have not engaged in any hedging strategies and does not enter into any hedging contracts for trading or speculative purposes, the Company will increase its expenses and purchase in U.S. Dollars and may in the future hedge selected significant transactions denominated in currencies other than the New Taiwan dollar to match with our expenses in NTD.

Interest Rates Risk

The Company is exposed to interest rate risk because its borrowings are based on both fixed and floating interest rates. The Company’s interest rate risk is mainly concentrated in the fluctuation of the benchmark interest rates arising from cash and cash equivalents- time deposits and repurchase agreements collateralized by bonds, other financial assets, short-term borrowings, long-term borrowings, bonds payable, financial liabilities designated at FVTPL and leasing liabilities. Among other things, (a) the Company’s short-term bank borrowings consist of collateralized loans obtained from Chuang Hwa Bank and First Commercial Bank, that mature on November 11, 2023 and April 6, 2023, respectively; and (b) the Company’s long-term bank borrowings consisted of a loan from Chuang Hwa Bank and a credit borrowing secured by the Credit Guarantee Fund for Small and Medium Enterprises, that mature on December 5, 2027 and June 29, 2026, respectively, with interest calculated at Taipei Interbank Offered Rate (TAIBOR) plus 1.90%.

Credit Risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk was mainly arising from bank deposits, trade receivables, other receivables, other financial assets, and refundable deposits. The Company limits its credit risk by reviewing its counterparties’ financial condition and payment practices to minimize collection risks on its accounts receivable.

Liquidity Risk

The Company manages liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance its operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

EXECUTIVE COMPENSATION

SPAC

None of SPAC’s executive officers or directors has received any cash compensation for services rendered. SPAC pays the Sponsor $15,000 per month for office space, utilities, and secretarial and administrative services provided to SPAC. In addition, the Sponsor, SPAC’s executive officers, directors and advisory board members or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on SPAC’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. SPAC’s audit committee will review on a quarterly basis all payments that were made to these persons. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid to the Sponsor, SPAC’s executive officers, directors and advisory board members, or any of their respective affiliates, prior to completion of SPAC’s initial business combination.

It is possible that some or all of SPAC’s executive officers and directors may negotiate employment or consulting arrangements with the post-business combination company after SPAC’s initial business combination. Any such arrangements will be disclosed in the proxy solicitation or tender offer materials, as applicable, furnished to SPAC Shareholders in connection with a proposed business combination, to the extent they are known at such time.

The existence or terms of any such employment or consulting arrangements may influence SPAC’s management’s motivation in identifying or selecting a target business, but SPAC does not believe that such arrangements will be a determining factor in SPAC’s decision to proceed with any potential business combination.

For more information about the interests of the Sponsor and SPAC management in the Business Combination, see the subsection entitled “SPAC Shareholder Proposal No.1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

Insurance and Indemnification

To the extent permitted under Cayman law, CayCo is empowered to indemnify its directors against any liability they incur by reason of their directorship. CayCo will obtain directors’ and officers’ insurance to insure such persons against certain liabilities. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TCO

Directors

As of the date of this Registration Statement/Proxy Statement, TCO’s directors are as follows:

Alan Chih-Feng Wang, aged 50, is a co-founder and director of TCO and will serve as the Co-CEO of CayCo after the closing of the Business Combination. At TCO, Mr. Wang specializes in development of optical thin-film and LiDAR infrared coating technology. Before founding TCO, Mr. Wang headed the R&D department of Kinko Optical (Taipei Exchange: 6209) from 2001 to 2008, where he was in charge of the development of DWDM for optical communications and UVIR optical filter for projectors. From 2008 to 2009, Mr. Wang served as a technical consultant to Calin Technology (Taiwan Stock Exchange: 4976), a provider of optical lenses, on optical thin-film coating technology. Mr. Wang holds a master’s degree in Electrical Engineering and Executive MBA from Feng Chai University of Taiwan.

Tina Hsiu-Chen Hsu is a director of TCO and will serve as the Chief Financial Officer of CayCo after the closing of the Business Combination. She has served as TCO’s Accounting Manager since joining TCO in 2009. Ms. Hsu has more than 20 years of experience in accounting and finance, having served as a manager in the Accounting and Financial Department in Cyntec Electronics, a leading provider of magnetic components, passive components, power modules, RF & optical modules and a subsidiary of Delta Electronics Group (Taiwan Stock Exchange: 2308) from 1998 to 2009, where she helped to accomplish an initial public offering. Ms. Hsu holds a B.S. degree in Accountancy from National Kaohsiung University of Applied Science in Taiwan.

Kirk Huang, aged 46, is a director and president of TCO. Mr. Huang has more than twenty five years of experience in developing complex technology, semi-conductors and wafer level optics. He is one of the three co-founders of TCO. Mr. Huang completed his masters in electrical engineering from National Sun Yat-sen University, Taiwan.

Mark Chang, aged 53, will serve as the Chief Engineer of CayCo after the closing of the Business Combination. Dr. Chang has served as the manager of the TCO’s R&D department since joining TCO in 2016. From 2013 to 2015, Dr. Chang worked as a researcher for thin-film deposition manufacturing process for passive semiconductor components in the R&D department of Yageo Corporation (Taipei Exchange: 2327), a leading provider of resistors, capacitors, inductors, transformers, relays, antennas, wireless components and circuit protection components. Dr. Chang holds a Ph.D. in in Materials Science and Engineering from the University of Texas at Arlington.

Larry Wu, aged 48, is the current Audit Manager of TCO and will serve as the Audit Manager of CayCo after the closing of the Business Combination. Mr. Wu joined TCO in 2011 and has headed TCO’s audit department since 2018. From 2009 to 2010, Mr. Wu worked as an associate with Fusion Asset Management Company, an asset manager in Taiwan. From 2008 to 2009, Mr. Wu worked as a researcher in Hong Kuan Corporate Management Consulting, a consulting company in Taiwan. From 2007 to 2008, Mr. Wu was a researcher in the Department of Economics at the National University of Kaoshiung in Taiwan. Mr. Wu holds a Masters degree from the Department of Economics at Ming Chuan University of Taiwan.

Remuneration of Directors

The below table discloses the annual remuneration of the 11th board of directors of TCO, whose term is from July 1, 2021 to June 30, 2024.

Unit: Thousand NTD$

Title	Name	Total Annual Remuneration in NTD	Total Annual Remuneration in USD
Chairman	Tina Hsiu-Chen Hsu	1,666,000	54,090.90
Director	Representative of ChiaPei Investment Co., Ltd.: Kuo-Yin Huang	1,559,000	50,616.88
Director	Alan Chih-Feng Wang	1,995,000	64,772.72
Director	Representative of PengYu Investment Co., Ltd.: Larry Wu	735,000	23,863.63
Director	Representative of YiFeng Investment Co., Ltd.: Mark Chang	1,682,000	54,610.38

Historical Compensation of TCO’s Executive Officers, Directors and Supervisors

For the year ended December 31, 2022, TCO paid an aggregate of NTD$ 8,252,000 (US$ 267,922) in cash and its executive officers consisting of the CEO Alan Wang, President YP Chang, Assistant Vice President Kuo-Yin Huang, senior manager Mark Chang, senior manager Stark Tsai, finance manager Tina Huang and audit manager Larry Wu, of which none were paid in the form of stock options. For the year ended December 31, 2022, there were no options to purchase any securities of TCO granted to TCO’s employees. TCO has not set aside or accrued any amount to provide pension, retirement or other similar benefits to its executive officers, directors and supervisors.

The following table sets forth information about the compensation awarded to, earned by or paid to TCO’s executive officers, directors and supervisors for the year ended December 31, 2022.

Name	Title	Compensation in NTD$	Compensation in USD$	Miscellaneous(1)
Alan Chih-Feng Wang	Co-CEO and Director	1,995,000	64,773	—
Yung-Peng Chang	General Manager and Director			—
Tina Hsiu-Chen Hsu	President, CFO and Director	1,666,000	54,091	—
Kuo-Yin Huang	Assistant Vice President and Director	1,559,000	50,617	—
Mark Chang	Senior Manager and Director	1,682,000	54,610	—
Stark Tsai	Senior Manager	1,684	1,684	—
Tina Huang	Finance Manager			—
Larry Wu	Audit Manager	73,500	23,864	—
XiuWu Dong	Supervisor	0	0	—
JingYi Cheng	Supervisor	0	0	—

____________

(1)      Miscellaneous includes any benefits in kind, pension, retirement or similar benefits and issue or grant of options or shares or securities of TCO.

Employment Agreements, Insurance and Indemnification

Each of the executive officers and directors in the table above are a party to a service agreement with TCO (“Service Agreement”). Each Service Agreement is substantially similar to the other Service Agreements. Under the Service Agreement, the executive officer or director, as the case may be, agrees to serve until terminated due to the person’s death or disability or by a unanimous decision of the Board. The Service Agreement also includes certain restrictive covenants, which include confidentiality and non-disclosure restrictions and non-competition restrictions that apply during the term and for certain periods following specified terminations of service.

The Company has neither procured any directors and officers insurance for any of its directors and supervisors, nor has it entered into any indemnification agreement with any of its directors and supervisors.

In relation to the employees, supervisors and managers across different departments in the Company, the Company has in place employment contracts with such personnel, which has been drafted in accordance with the Company’s employment policies and domestic labor laws of Taiwan. These employment contracts include the following provisions:

•        normal working hours do not exceed beyond 8 hours per day and do not exceed 40 hours per week;

•        salary for employees is approved at the time of employment and bonuses are given based on performance;

•        the Company has purchased labor insurance and national health insurance for all its employees;

•        Company provides on-site education and vocational training pertaining to its business; and

•        detailed confidentiality provisions apply to all employees to protect the Company’s business secrets.

Equity Incentive Plans

As of the date of this Registration Statement/Proxy Statement, the Company does not have an incentive plan in effect, nor are there any share options outstanding.

Company Employee Benefit Plan

In relation to an employee retirement pension, the Company operates the employee pension system as required by the Taiwan Labor Pension Act and the Employee Welfare Fund Act. Pension payments are withdrawn from each respective employee’s salary on a monthly basis and stored in each respective employees’ labor pension personal special pension account established by the Taiwan Labor Insurance Bureau. In addition, employees can voluntarily contribute to their retirement pensions by making voluntary pension payments.

Apart from the Company Employee Benefit Plan, the Company does not have any employee incentive plan and neither have any options been issued or remain outstanding.

New Equity Incentive Plan

A new equity incentive plan (“New Equity Incentive Plan”) will be adopted in connection with the transactions contemplated in the Business Combination Agreement for the purpose of granting or issuing equity incentive compensation to employees and other service providers of the Company.

Prior to the Closing Date under the Business Combination Agreement, CayCo shall approve and adopt the New Equity Incentive Plan, in a form with customary terms and conditions that is reasonably agreed by and between SPAC and TCO, provided that the total reserved pool size under such plan shall not exceed 10% of the total issued and outstanding share capital of CayCo at the Closing Date except with prior written consent of SPAC and Chenghe Investment Co., a Cayman Islands exempted company.

Emerging Growth Company

TCO is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, as modified by the Jumpstart Our Business Startups Act of 2012, as amended, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. TCO has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, TCO, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

MANAGEMENT OF CAYCO AFTER THE BUSINESS COMBINATION

The following information concerning the management of CayCo is based on the Plan of Merger, the CayCo Listing Articles, the form of which is attached as Annex B to this Registration Statement/Proxy Statement, and each of which is expected to be in effect in such form as of the consummation of the Business Combination, applicable law and current expectations of the Company and is subject to change.

Directors and Executive Ofﬁcers

The executive ofﬁcers and directors of CayCo following the consummation of the Business Combination will be as follows:

Name	Age	Position
Yung-Peng Chang	49	Chairman of the Board, Director and Co-Chief Executive Officer
Alan Chih-Feng Wang	50	Co-Chief Executive Officer and Director
Charles W. Tu	72	Independent Director (assigned by TCO)
Mu-Jung Yang	56	Independent Director (assigned by TCO)
Kwan Sun	59	Independent Director (assigned by Chenghe)
Chun-Nien Liu	35	Chief Technical Officer
Tina Hsiu-Chen Hsu	49	Chief Financial Officer
Deborah Chang	51	Chief Strategy Officer
Mark Chang	53	Chief Engineer

In connection with the Business Combination, it is expected that (i) each of the officers and directors listed above will hold the indicated offices, and (ii) each of the director nominees listed above will become a member of the CayCo Board.

Executive Ofﬁcers

Yung-Peng Chang, aged 49, will serve as the chairman and Co-CEO of CayCo after the closing of the Business Combination. Dr. Chang is the co-founder of TCO and has served as the President of TCO since 2009. At TCO, Dr. Chang leads TCO’s efforts in developing LiDAR solution, intelligent headlight, optical design, and 3D-sensing R&D projects. For such efforts, under Dr. Chang’s leadership, TCO received the 1st prize of the Asia Science Park Association in October of 2015. From 2001 to 2008, Dr. Chang was Section Manager in charge of optical research department of Everest Display Inc. (which merged into K Laser Group on June 30, 2020) (Taiwan Stock Exchange: 2461), a pioneer in optical hologram origination, hologram embossing and the material deposition process, where Dr. Chang successfully developed the microstructure of LCD backlight modules for LCD TVs, the optical engine of 3-panel LCD projector, and optical interactive whiteboards. Dr. Chang holds a Ph.D. in Electrical Engineering from National Chung Hsing University of Taiwan. Dr. Chang is primary author or co-author of numerous scientific papers on LiDAR solution, intelligent headlight, optical design, and 3D-sensing in leading academic and industry journals such as Optics Express and journals of SPIE.

Alan Chih-Feng Wang, aged 50, will serve as the Co-CEO of CayCo after the closing of the Business Combination. Mr. Wang is a co-founder and director of TCO. At TCO, Mr. Wang specializes in development of optical thin-film and LiDAR infrared coating technology. Before founding TCO, Mr. Wang headed the R&D department of Kinko Optical (Taipei Exchange: 6209) from 2001 to 2008, where he was in charge of the development of DWDM for optical communications and UVIR optical filter for projectors. From 2008 to 2009, Mr. Wang served as a technical consultant to Calin Technology (Taiwan Stock Exchange: 4976), a provider of optical lenses, on optical thin-film coating technology. Mr. Wang holds a master’s degree in Electrical Engineering and Executive MBA from Feng Chai University of Taiwan.

Chun-Nien Liu, age 35, will serve as the Chief Technology Officer of CayCo after the closing of the Business Combination. Dr. Liu has more than 10 years experience in optoelectronic components, chips and system integration technology and design. Dr. Liu’s primary research areas encompass fiber lasers and amplifiers, as well as design and integration of photoelectric systems, including silicon photonics, optical phased arrays, biomedical microscopes, LiDAR, and ADB smart headlights. Throughout the years, Dr. Liu has been honored with multiple prestigious awards, including the Postdoctoral Researcher Academic Publication Award in 2019, the Entrepreneurial Potential Award of the FITI Program in 2020, and three Future Tech Awards in 2020 and 2021. Furthermore, he was the recipient of the Young Scholar Innovative Research Award in 2021. Dr. Liu holds a Ph.D. in Optoelectronics from National Sun Yat-sen University of Taiwan. Dr. Liu also served as visiting scholar in the Department of Computer Science and Engineering at University of California San Diego from September to November of 2019. Dr. Liu is the co-author with the Company’s president Dr. Chang of numerous scientific papers on LiDAR solution, intelligent headlight, optical design, and 3D-sensing in leading academic and industry journals such as Optics Express and journals of SPIE.

Tina Hsiu-Chen Hsu, age 49, will serve as the Chief Financial Officer of CayCo after the closing of the Business Combination. She has served as TCO’s Accounting Manager since joining TCO in 2009. Ms. Hsu has more than 20 years of experience in accounting and finance, having served as a manager in the Accounting and Financial Department in Cyntec Electronics, a leading provider of magnetic components, passive components, power modules, RF and optical modules and a subsidiary of Delta Electronics Group (Taiwan Stock Exchange: 2308) from 1998 to 2009, where she helped to accomplish an initial public offering. Ms. Hsu holds a B.S. degree in Accountancy from National Kaohsiung University of Applied Science in Taiwan.

Deborah Chang, age 51, will serve as the Chief Strategy Officer of CayCo after the closing of the Business Combination. Ms. Chang has more than 20 years of experience in IC design and Semiconductor Manufacturing. From 2017 to 2020, Deborah worked as a Sales Director of Bizlink Group, a leading provider of connectivity solutions worldwide. From 2006 to 2012, Ms. Chang was the Sales Manager of IC Design Service of Global Unichip Corporation (Taiwan Stock Exchange: 3443), a market leader in advanced ASIC services. From 1997 to 2002, Ms. Chang worked at TSMC (Taiwan Stock Exchange: 2330) as Manufacturing Engineer. Ms. Chang holds a Master of Science in Computer Integrated Manufacturing from the Rochester Institute of Technology.

Mark Chang, aged 53, will serve as the chief engineer of CayCo after the closing of the Business Combination. Dr. Chang has served as the manager of TCO’s R&D department since joining TCO in 2016. From 2013 to 2015, Dr. Chang worked as a researcher for thin-film deposition manufacturing process for passive semiconductor components in the R&D department of Yageo Corporation (Taipei Exchange: 2327), a leading provider of resistors, capacitors, inductors, transformers, relays, antennas, wireless components and circuit protection components. Dr. Chang holds a Ph.D. in in Materials Science and Engineering from the University of Texas at Arlington.

Independent Directors

Dr. Charles W. Tu is a Yushan Fellow in the Department of Electrical Engineering, National Chung Hsing University, Taiwan, and a Distinguished Professor Emeritus of Electrical and Computer Engineering (ECE) in the Jacobs School of Engineering, University of California, San Diego (UCSD), since 2018. He joined the UCSD faculty in 1988 and was appointed an Associate Dean of the Jacobs School of Engineering in 2004, after serving from 1999 to 2003 as the Chair of the ECE department. Dr. Tu’s research interests include novel III-V compound semiconductor heterostructures and nanostructures grown by molecular beam epitaxy (MBE) for electronic, optoelectronic and photovoltaic devices. He was a Distinguished Member of Technical Staff at AT&T Bell Laboratories from 1980 to 1988. He earned his Ph.D. in Engineering and Applied Science from Yale University in 1978 and his B.Sc. (Hon.) in Physics from McGill University in 1971. Prof. Tu is a Fellow of the IEEE, the American Physical Society, and the AVS Science and Technology Society. He received Taiwan’s Pan Wen-Yuan Foundation Outstanding Research Award in 2009, the North American MBE Innovator Award in 2011, an honorary doctorate from Linköping University in Sweden in 2013, the IEEE Region 6 Outstanding Educator Award in 2014, and the International MBE Conference Al Cho MBE Award in 2020.

Mu-Jung Yang is Managing Supervisor at Yun Tong Motor Transportation Company, Ltd., and is a Director at Chan Lone Industrial Company, Ltd. and Asia Professional Group Company, Ltd. Mr. Yang has advanced analytics skills in consumer finance and risk management, and possesses coordination and organization skills to improve the effectiveness of collaboration between government, universities and industry. From 2021 to 2023, Mr. Yang was Deputy Secretary-general of Academia-Industry Consortium for Science Parks in Central Taiwan. From 2007 to 2012, Mr. Yang was Chief Executive Officer of Pro Loan Financing Company, Ltd. (a subsidiary of Taiwan’s Nice Group). From 2003 to 2007, Mr. Yang was Senior Manager in the Department of Consumer Finance of Fu Hua Commercial Bank. From 2018 to 2022, Mr. Yang was Secretary general of National Chung Hsing University Alumni Association. Mr. Yang holds an Executive Master of Business Administration from National Chung Hsing University, Taiwan.

Indemnification and Insurance Obligations of CayCo following the Business Combination

The directors and officers of CayCo will be indemnified by CayCo and will be covered by directors’ and officers’ liability insurance after the Business Combination.

Foreign Private Issuer Status

After the consummation of the Business Combination, CayCo will be a “foreign private issuer” under the securities laws of the United States and Listing Rules. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. registrants.

The Listing Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as CayCo, to follow home country corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that CayCo discloses any significant ways that its corporate governance practices differ from the Listing Rules that CayCo does not follow.

Insider Trading Policy

Upon closing of the Business Combination, CayCo intends to adopt an insider trading policy which will prohibit its executives, other employees and directors from: (i) trading in its securities while in possession of material undisclosed information about CayCo; and (ii) entering into certain derivative-based transactions that involve, directly or indirectly, securities of CayCo, during a restricted period.

Diversity

The CayCo Board has not adopted any policies that address the identification and nomination of women or other diverse candidates to the CayCo Board or to management of CayCo. The CayCo Board recognizes the importance and benefit of having a board of directors and senior management composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members and senior management with respect to attributes such as gender, ethnicity and other factors. In support of this goal, the ESG and compensation committee intends to, when identifying candidates to nominate for election to the CayCo Board or appoint as senior management or in its review of senior management succession planning and talent management:

•        consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regard to CayCo’s current and future plans and objectives, as well as anticipated regulatory and market developments;

•        consider criteria that promote diversity, including with regard to gender, ethnicity, and other considerations;

•        consider the level of representation of women on its board of directors and in senior management positions, along with other markers of diversity, when making recommendations for nominees to the CayCo Board or for appointment as senior management and in general with regard to succession planning for the CayCo Board and senior management; and

•        as required, engage qualified independent external advisors to assist the CayCo Board in conducting its search for candidates that meet the board of directors’ criteria regarding skills, experience and diversity.

At the present time, there are no women serving on the CayCo Board, and none of the individuals who are expected to be appointed to the CayCo Board at the Closing are women.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the Business Combination, based on the $380 million pro forma equity valuation of the Post-Closing Company upon consummation of the Transactions and assuming the Company Acquisition Percentage in connection with the TCO Restructuring reaching 100% and no redemptions, CayCo estimates that it will have a share capital comprised of [            ] CayCo Ordinary Shares. All of the CayCo Ordinary Shares issued in connection with the Merger will be freely transferable by persons other than by CayCo’s “affiliates” without restriction or further registration under the Securities Act, subject to the restrictions detailed below. Sales of substantial amounts of CayCo Ordinary Shares in the public market could adversely affect prevailing market prices of the CayCo Ordinary Shares. Prior to the Business Combination, there has been no public market for CayCo Ordinary Shares. CayCo intends to apply for listing of the CayCo Ordinary Shares on the Stock Exchange in connection with the Business Combination.

Transfer Restrictions

The Business Combination Agreement contemplates that at the consummation of the Business Combination, CayCo, the Sponsor, certain Company Shareholders and certain Sponsor Key Holders will enter into a Lock-Up Agreement with CayCo to be effective at Closing, the form of which is attached to this Registration Statement/Proxy Statement as Annex E. Under the Lock-Up Agreement, the Sponsor, the Company Shareholders and the Sponsor Key Holders will agree, with some exclusions, from the Closing Date of the Business Combination until the earlier of (i) the date that is six (6) months after the Closing Date, or (ii) subsequent to the Closing Date, the date on which (x) the closing trading price of the CayCo Ordinary Shares equals or exceeds US$12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period at least one-hundred and fifty (150) days after the Closing Date; or (y) the consummation of a bona fide liquidation, merger, stock exchange, reorganization, tender offer, change of control or other similar transaction which results in all of the CayCo’s shareholders having the right to exchange their CayCo Ordinary Shares for cash, securities or other property subsequent to the Closing Date (the “Lock-Up Period”), with respect to (i) the Sponsor, the Sponsor Key Holders and their respective permitted transferees, the CayCo Ordinary Shares held by such person immediately following the Closing (excluding any PIPE Shares or CayCo Ordinary Shares acquired in the public market); and (ii) the Company Shareholders and their respective permitted transferees, (A) the CayCo Ordinary Shares held by such person immediately following the Closing (excluding any PIPE Shares or CayCo Ordinary Shares acquired in the public market); and (B) CayCo Ordinary Shares issued to directors and officers of CayCo upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing (the “Lock-Up Shares”), they will not : (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security; (ii) enter into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (iii) publicly announce of any intention to effect any transaction, including the filing of a registration statement, as specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, a “Transfer”) any Lock-Up Shares.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

Rule 144

Rule 144 under the Securities Act (“Rule 144”) is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor, the Company Shareholders and the Sponsor Key Holders will be able to sell their Founder Shares and SPAC Private Placement Warrants, as applicable, pursuant to Rule 144 without registration one year after the Closing of the Business Combination.

Chenghe anticipates that following the consummation of the Business Combination, CayCo will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Pursuant to Rule 144, a person who has beneficially owned restricted shares of the Post-Closing Company’s securities for at least six months would, subject to the restrictions noted in the section below, be entitled to sell their securities provided that (i) such person is not deemed to have been one of the affiliates of the Post-Closing Company at the time of, or at any time during the three months preceding, a sale and (ii) the Post-Closing Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as Chenghe was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares or warrants of the Post-Closing Company for at least six months but who are affiliates of the Post-Closing Company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of the CayCo Ordinary Shares then outstanding; or

•        the average weekly reported trading volume of the CayCo Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of the Post-Closing Company under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Post-Closing Company.

Registration Rights

In connection with the SPAC IPO, Chenghe entered into a registration rights agreement with the Sponsor for the registration for resale under the Securities Act of the Founder Shares, SPAC Private Placement Warrants and warrants converted from Working Capital Loans (if any). The holders of these securities are entitled to make up to three demands, excluding short form demands, that Chenghe register such securities, at any time and from time to time after Chenghe consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to Chenghe’ completion of its initial business combination. Chenghe agreed to bear the expenses incurred in connection with the filing of any such registration statement.

The Business Combination Agreement contemplates that, at the Closing, CayCo, Merger Sub, Chenghe, the Sponsor and certain shareholders of TCO will enter into an investor rights agreement, to be effective as of the Closing. Pursuant to such investor rights agreement, among other things, CayCo agrees to file a registration statement covering the resale of all the Registrable Securities within thirty days of the Closing Date and use reasonable best efforts to cause such registration statement to be declared effective as soon as practicable thereafter but no later than the earlier of (a) the thirtieth calendar day following the filing date of such registration statement if the SEC notifies CayCo that it will “review” the registration statement, and (b) the tenth Business Day after the date CayCo is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. CayCo has also agreed to provide customary “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities.

The registration rights agreement also provides that CayCo will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the investor rights agreement supersede any prior registration, qualification or similar rights of the parties with respect to their CayCo securities or Chenghe securities.

DESCRIPTION OF SECURITIES

Securities of Chenghe prior to the Business Combination

The following summary of the material terms of the securities of Chenghe prior to the Business Combination is not intended to be a complete summary of the rights and preferences of such securities and is subject to and qualified by references to the Chenghe Articles incorporated by reference as Annex G. You are urged to read the Chenghe Articles in their entirety for a complete description of the rights and preferences of Chenghe securities. In this section, “we,” “us,” “our” and “Company” refers to Chenghe.

General

We are a Cayman Islands exempted company with limited liability and our affairs are governed by Chenghe Articles, the Cayman Companies Act and the common law of the Cayman Islands. Pursuant to Chenghe Articles, we are authorized to issue 500,000,000 SPAC Class A Ordinary Shares of a par value of $0.0001 each, and 50,000,000 SPAC Class B Ordinary Shares of a par value of $0.0001 each, as well as 5,000,000 preference shares of a par value of $0.0001 each. The following description summarizes certain terms of our securities as set out more particularly in Chenghe Articles.

Because it is only a summary, it may not contain all the information that is important to you.

Units

Each SPAC Unit consists of one SPAC Class A Ordinary Share and one-half of one SPAC Public Warrant. Each whole SPAC Public Warrant entitles the holder thereof to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as described below. Pursuant to the warrant agreement entered into in connection with the SPAC IPO, a warrant holder may exercise its warrants only for a whole number of the SPAC Class A Ordinary Shares. This means only a whole warrant may be exercised at any given time by a warrant holder.

SPAC Units are listed on the Nasdaq under the symbol “CHEAU.” On June 20, 2022, we announced the holders of SPAC Units may elect to separately trade the SPAC Class A Ordinary Shares and SPAC Public Warrants included in the units. The SPAC Class A Ordinary Shares and SPAC Public Warrants that are separated started to trade on the Nasdaq under the symbols “CHEA” and “CHEAW,” respectively. On September 21, 2023, Nasdaq suspended trading of the SPAC Public Warrants due to SPAC’s failure to maintain a minimum of $1,000,000 in aggregate market value of its outstanding SPAC Public Warrants, as set forth in Nasdaq’s Listing Rule 5452(b)(C). Nasdaq delisted the SPAC Public Warrants and filed a nonfiction of removal from listing on October 12, 2023. Chenghe has not made any application to list the SPAC Public Warrants on the OTC markets, and Chenghe is not aware of any plan of CayCo to apply for the listing of CayCo Warrant on any stock exchange after the Closing. For more information, please see “Risk Factors — SPAC Public Warrants have been delisted from Nasdaq.” Those SPAC Units not separated continue to trade on the Nasdaq. No fractional warrant was issued upon separation of the units and only whole warrants will trade.

Ordinary Shares

As of June 30, 2023, 11,500,000 SPAC Class A Ordinary Shares and 2,875,000 SPAC Class B Ordinary Shares were issued and outstanding.

On July 26, 2023, we held the Extension Meeting, at which our shareholders approved the Extension Proposals. In connection with the Extension Meeting, our shareholders holding 3,062,319 SPAC Class A Ordinary Shares exercised their option to redeem their shares for a pro rata portion of the funs in the Trust Account, following which, 8,437,681 SPAC Class A Ordinary Shares remained outstanding.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of SPAC Class A Ordinary Shares and holders of SPAC Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law. Unless specified in Chenghe Articles, or as required by applicable provisions of the Cayman Companies Act or applicable stock exchange rules, the affirmative vote of a majority of SPAC Ordinary Shares that are voted is required to approve any such matter voted on by our shareholders. Approval of certain actions will require a special resolution under Cayman Islands law, which requires the affirmative vote of a majority of at least two-thirds of the shareholders who attend and vote at a general meeting of the company, and pursuant to Chenghe Articles; such actions include amending

Chenghe Articles. Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares voted for the appointment of directors can appoint all of the directors. However, only holders of SPAC Class B Ordinary Shares have the right to appoint directors prior to the completion of our initial business combination, meaning that holders of SPAC Class A Ordinary Shares do not have the right to appoint any directors until after the completion of our initial business combination. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Because Chenghe Articles authorize the issuance of up to 500,000,000 SPAC Class A Ordinary Shares, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of SPAC Class A Ordinary Shares which we are authorized to issue at the same time as our shareholders vote on the business combination to the extent we seek shareholder approval in connection with our initial business combination.

In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. There is no requirement under the Cayman Companies Act for us to hold annual or general meetings or appoint directors. We do not plan to hold an annual general meeting to appoint new directors prior to the consummation of our initial business combination.

We will provide our Public Shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two (2) Business Days prior to the consummation of our initial business combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares, subject to the limitations and on the conditions described herein. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions that we pay to the underwriters of our initial public offering. Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination. Unlike many special purpose acquisition companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon completion of such initial business combinations even when a vote is not required by law, if a shareholder vote is not required by law and we do not decide to hold a shareholder vote for business or other legal reasons, we will, pursuant to Chenghe Articles, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing our initial business combination. Chenghe Articles require these tender offer documents to contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, a shareholder approval of the transaction is required by law, or we decide to obtain shareholder approval for business or other reasons, we will, like many special purpose acquisition companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek shareholder approval, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law, which requires the affirmative vote of at least a majority of the shareholders who attend and vote at a general meeting of the company. However, the participation of our Sponsor, officers, directors, advisors or their respective affiliates in privately negotiated transactions (as described in this prospectus), if any, could result in the approval of our initial business combination even if a majority of our Public Shareholders vote, or indicate their intention to vote, against such initial business combination. For purposes of seeking approval of an ordinary resolution, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. Chenghe Articles require that at least five days’ notice will be given of any general meeting.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, Chenghe Articles provide that a Public Shareholder holding more than an aggregate of 20% of , together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its shares with respect to the shares exceeding 20% of the shares sold in the SPAC IPO (the “excess shares”)without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including excess shares) for or against our initial business combination. Our shareholders’ inability to redeem the excess shares will reduce their influence over our ability to complete our initial business combination, and such shareholders could suffer a material loss in their investment if they sell such excess shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the excess shares if we complete our initial business combination. And, as a result, such shareholders will continue to hold that number of shares exceeding 20% and, in order to dispose such shares would be required to sell their shares in open market transactions, potentially at a loss.

If we seek shareholder approval in connection with our initial business combination, our Sponsor, officers and directors have agreed to vote their founder shares in favor of our initial business combination. Any public shares purchased subsequent to the SPAC IPO will not be voted in favor of the initial business combination. Additionally, each Public Shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction or whether they were a Public Shareholder on the record date for the shareholder meeting held to approve the proposed transaction.

Pursuant to Chenghe Articles, if we are unable to complete our initial business combination by the Extended Deadline, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten (10) Business Days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our initial business combination by the Extended Deadline. However, if our Sponsor or management team acquires public shares after the SPAC IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete our initial business combination within the prescribed time period.

In the event of a dissolution, liquidation or winding up of the company after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the Ordinary Shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the Ordinary Shares, except that we will provide our Public Shareholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares, upon the completion of our initial business combination, subject to the limitations and on the conditions described herein.

Founder Shares

The Founder Shares are designated as SPAC Class B Ordinary Shares and, except as described below, are identical to the SPAC Class A Ordinary Shares included in the SPAC Units sold in the SPAC IPO, and holders of Founder Shares have the same shareholder rights as Public Shareholders, except that (i) prior to our initial business combination, only holders of the Founder Shares have the right to vote on the appointment of directors and holders of a majority of our Founder Shares may remove a member of the board of directors for any reason, (ii) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, (iii) the Founder Shares are entitled to registration rights, (iv) our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to (A) waive their redemption rights with respect to their Founder Shares and public shares in connection with the completion of our initial business combination, (B) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (as it may be amended from time to time) (1) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within 24 months from the closing of our initial public offering (or such later period as approved by our shareholders) or (2) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, (C) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if we fail to complete our initial business combination by the Extended Deadline, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if we fail to complete our initial business combination within such time period and (D) vote any Founder Shares held by them and any Public Shares purchased during or after our initial public offering (including in open market and privately-negotiated transactions) in favor of our initial business combination, (v) the Founder Shares may be converted into a SPAC Class A Ordinary Shares on a one-for-one basis at any time, at the election of a holder of Founder Shares, before, concurrently with or immediately following the consummation of the initial business combination, and (vi) only holders of Founder Shares will have the right to appoint directors prior to the completion of our initial business combination. For the avoidance of doubt, holders of Founder Shares will not vote any SPAC Ordinary Shares that they acquired in connection with any purchase made in compliance with Rule 14e-5 of the Exchange Act in favor of the Business Combination.

Pursuant to the Business Combination Agreement, the Founder Shares will automatically convert into SPAC Class A Ordinary Shares at the Merger Effective Time on a one-for-one basis, and the Founder Shares will no longer be issued and outstanding and shall automatically be canceled. In connection with the SPAC IPO, holders of the Founder Shares entered into a letter agreement with the Company, pursuant to which, with certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the completion of our initial business combination or earlier if, subsequent to our initial business combination, the closing price of the SPAC Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, and (B) the date following the completion of our initial business combination on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their SPAC Class A Ordinary Shares for cash, securities or other property. The Business Combination Agreement provides that concurrently with the closing of the Business Combination, at the consummation of the Business Combination, CayCo, the Sponsor, certain Company Shareholders and the Sponsor Key Holders will enter into a Lock-Up Agreement to be effective at closing, pursuant to which, our Sponsor and the Sponsor Key Holders will agree to, among other things, to not Transfer the CayCo Ordinary Shares they hold immediately following the Closing (excluding any PIPE Shares or CayCo Ordinary Shares acquired in the public market). See the section titled “The Business Combination Agreement and Ancillary Documents — Lock-Up Agreement.”

Preference Shares

Chenghe Articles authorize the issuance of 5,000,000 Chenghe Preference Shares and provide that Chenghe Preference Shares may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue Chenghe Preference Shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the Ordinary Shares and could have anti-takeover effects. The ability of our board of directors to issue Chenghe Preference Shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no Chenghe Preference Shares issued and outstanding at the date hereof. Although we do not currently intend to issue any shares of Chenghe Preference Shares, we cannot assure you that we will not do so in the future.

Warrants — Public Warrants

Each whole SPAC Public Warrant entitles the registered holder to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of our initial public offering or 30 days after the completion of our initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of SPAC Class A Ordinary Shares. This means only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any SPAC Class A Ordinary Shares pursuant to the exercise of a SPAC Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the SPAC Class A Ordinary Shares underlying the SPAC Public Warrants then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption described below under “Redemption of warrants when the price per SPAC Class A Ordinary Share equals or exceeds $18.00.” No warrant will be exercisable and we will not be obligated to issue a SPAC Class A Ordinary Share upon exercise of a warrant unless the SPAC Class A Ordinary Share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a SPAC Public Warrant, the holder of such SPAC Public Warrant will not be entitled to exercise such warrant and such SPAC Public Warrant may have no value and expire worthless. In no event will we be required to net cash settle any SPAC Public Warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the SPAC Class A Ordinary Share underlying such unit.

We have agreed that as soon as practicable, but in no event later than fifteen (15) Business Days after the closing of our initial business combination, we will use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the SPAC Class A Ordinary Shares issuable upon exercise of the SPAC Public Warrant. We will use commercially reasonable efforts to cause the same to become effective within sixty (60) Business Days after the closing of our initial business combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the SPAC Public Warrant in accordance with the provisions of the warrant agreement. If a registration statement covering the SPAC Class A Ordinary Shares issuable upon exercise of the SPAC Public Warrants is not effective by the sixtieth (60th) Business Day after the closing of our initial business combination, SPAC Public Warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our SPAC Class A Ordinary Shares are at the time of any exercise of a SPAC Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of SPAC Public Warrant who exercise their SPAC Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the SPAC Public Warrants for that number of SPAC Class A Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of SPAC Class A Ordinary Shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361 SPAC Class A Ordinary Shares per warrant. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the SPAC Class A Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per SPAC Class A Ordinary Share equals or exceeds $18.00.    Once the SPAC Public Warrants become exercisable, we may call the outstanding SPAC Public Warrants for redemption (except for so long as they are held by our Sponsor or its permitted transferees):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the reported closing price of the SPAC Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which before we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the SPAC Class A Ordinary Shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those SPAC Class A Ordinary Shares is available throughout the 30 day redemption period. If and when the SPAC Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its SPAC Public Warrant prior to the scheduled redemption date. However, the price of the SPAC Class A Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Securities of Chenghe — SPAC Public Warrants — Anti-Dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

No fractional SPAC Class A Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of SPAC Class A Ordinary Shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the SPAC Class A Ordinary Shares pursuant to the warrant agreement (for instance, if we are not the surviving company in our initial business combination), the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the SPAC Class A Ordinary Shares, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants within twenty (20) Business Days of the closing of an initial business combination.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of SPAC Class A Ordinary Shares issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of SPAC Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of SPAC Class A Ordinary Shares underlying the warrants, multiplied by the excess of the “fair market value” of the SPAC Class A Ordinary Shares (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average reported closing price of the SPAC Class A Ordinary Shares for the 10 trading days on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 SPAC Class A Ordinary Shares per warrant (subject to adjustment). If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of SPAC Class A Ordinary Shares to be received upon exercise of the warrants. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

Redemption procedures

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the SPAC Class A Ordinary Shares issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of issued and outstanding SPAC Class A Ordinary Shares is increased by a share capitalization or share dividend payable in SPAC Class A Ordinary Shares, or by a subdivision of SPAC Class A Ordinary Shares or other similar event, then, on the effective date of such share capitalization or share dividend, split-up or similar event, the number of SPAC Class A Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding Ordinary Shares. A rights offering holders of SPAC Class A Ordinary Shares entitling holders to purchase SPAC Class A Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share capitalization of a number of SPAC Class A Ordinary Shares equal to the product of (i) the number of SPAC Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for SPAC Class A Ordinary Shares) and multiplied by (ii) one minus the quotient of (x) the price per SPAC Class A Ordinary Share paid in such rights offering and divided by (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for SPAC Class A Ordinary Shares, in determining the price payable for SPAC Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of SPAC Class A Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the SPAC Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to holders of SPAC Class A Ordinary Shares on account of such SPAC Class A Ordinary Shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the SPAC Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of SPAC Class A Ordinary Shares issuable on exercise of each warrant) does not exceed $0.50 (being 5% of the offering price of the units sold in our initial public offering), (c) to satisfy the redemption rights of the holders of SPAC Class A Ordinary Shares in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of SPAC Class A Ordinary Shares in connection with a shareholder vote to amend Chenghe Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not consummate an initial business combination by the Extended Deadline or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each SPAC Class A Ordinary Share in respect of such event.

If the number of issued and outstanding SPAC Class A Ordinary Shares is decreased by a consolidation, combination, reverse share sub-division or reclassification of SPAC Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of SPAC Class A Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding SPAC Class A Ordinary Shares.

Whenever the number of SPAC Class A Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of SPAC Class A Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of SPAC Class A Ordinary Shares so purchasable immediately thereafter.

In addition, if (x) we issue additional SPAC Class A Ordinary Shares or equity-linked securities, for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per SPAC Class A Ordinary Share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our initial shareholders or their affiliates, without taking into account any founder shares held by our initial shareholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our SPAC Class A Ordinary Shares during the 10-trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) of our SPAC Class A Ordinary Shares is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price (See “— Securities of Chenghe — Redemption of Warrants When the Price Per SPAC Class A Ordinary Share Equals or Exceeds $18.00”).

In case of any reclassification or reorganization of the issued and outstanding SPAC Class A Ordinary Shares (other than those described above or that solely affects the par value of such SPAC Class A Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding SPAC Class A Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the SPAC Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of SPAC Class A Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by shareholders of the company as provided for in the Chenghe Articles or as a result of the redemption of SPAC Class A Ordinary Shares by the Company if a proposed initial business combination is presented to the shareholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding SPAC Class A Ordinary Shares, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the SPAC Class A Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. If less than 70% of the consideration receivable by the holders of SPAC Class A Ordinary Shares in such a transaction is payable in the form of SPAC Class A Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, or defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants, 50% of the then outstanding private placement warrants. You should review a copy of the warrant agreement, which is filed as an exhibit to the Current Report on Form 8-K filed with the SEC on May 2, 2022, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their warrants and receive SPAC Class A Ordinary Shares. After the issuance of SPAC Class A Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to our warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be exclusive. This provision applies to claims under the Securities Act but does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Warrants — Private Placement Warrants

The private placement warrants (including the SPAC Class A Ordinary Shares issuable upon exercise of such warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with our Sponsor) and they will not be redeemable by us so long as they are held by our Sponsor, members of our Sponsor or their permitted transferees. The Sponsor or its permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units sold in our initial public offering.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of SPAC Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of SPAC Class A Ordinary Shares underlying the warrants, multiplied by the excess of the “fair market value” of our SPAC Class A Ordinary Shares (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average reported closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike Public Shareholders who could exercise their warrants and sell the SPAC Class A Ordinary Shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Cayman Companies Act. The Cayman Companies Act is modeled on English law but does not follow recent English law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Cayman Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    In certain circumstances, the Cayman Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by either (a) a special resolution (at least two-thirds in value of the voting shares voted at a general meeting) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the Grand Court of the Cayman Islands waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Cayman Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Cayman Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of their shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his decision to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30-day period expires, the company (and any dissenting shareholder) must file a petition with the Grand Court of the Cayman Islands to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the Grand Court of the Cayman Islands has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by (a) 75% in value of shareholders; or (b) a majority representing 75% in value of creditors with whom the arrangement is to be made, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•        we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such as a businessman would reasonably approve; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-out Provisions.    When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements, of an operating business.

Shareholders’ Suits.    Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will normally be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•        the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; or

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of Civil Liabilities.    The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against it judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against it predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive(iv) is not in respect of taxes or a fine or penalty, and (v) was not obtained in a manner, and is not of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Special Considerations for Exempted Companies.    We are an exempted company with limited liability (meaning our Public Shareholders have no liability, as members of the company, for liabilities of the company over and above the amount paid for their shares) under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue shares with no par value;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Amended and Restated Memorandum and Articles of Association of Chenghe

Chenghe Articles contain provisions designed to provide certain rights and protections relating to our initial public offering that will apply to us until the completion of our initial business combination.

These provisions cannot be amended without a special resolution. As a matter of Cayman Islands law, a special resolution needs to be adopted by either (i) at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s shareholders at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given; or (ii) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders. Chenghe Articles provide that special resolutions must be approved either by at least two-thirds of our shareholders who attend and vote at a general meeting of the company (i.e., the lowest threshold permissible under Cayman Islands law), or by a unanimous written resolution of all of our shareholders.

Our initial shareholders holding the Founder Shares, who collectively beneficially own 25.4% of SPAC Ordinary Shares, will participate in any vote to amend Chenghe Articles and will have the discretion to vote in any manner they choose. Specifically, Chenghe Articles provide, among other things, that:

•        If we are unable to complete our initial business combination by the Extended Deadline, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten (10) Business Days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares in issue, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law;

•        Prior to our initial business combination, we may not issue additional securities that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote as a class with public shares on our initial business combination;

•        Although we do not intend to enter into a business combination with a target business that is affiliated with our Sponsor, our directors or our officers, we are not prohibited from doing so. In the event we enter into such a transaction, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm which is a member of FINRA or a valuation or appraisal firm that such a business combination is fair to our company from a financial point of view;

•        If a shareholder vote on our initial business combination is not required by law and we do not decide to hold a shareholder vote for business or other legal reasons, we will offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act;

•        We must complete one or more business combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial business combination;

•        If our shareholders approve an amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by the Extended Deadline or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, we will provide our Public Shareholders with the opportunity to redeem all or a portion of their SPAC Class A Ordinary Shares upon the approval or effectiveness of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares, subject to the limitations provided therein; and

•        We will not effectuate our initial business combination with another blank check company or a similar company with nominal operations.

In addition, our amended and restated memorandum and articles of association provide we will not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. We may, however, raise funds through the issuance of equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into following consummation of our initial public offering, in order to, among other reasons, satisfy such net tangible assets requirement.

Certain Anti-Takeover Provisions of the Amended and Restated Memorandum and Articles of Association of Chenghe

Our amended and restated memorandum and articles of association provide that our board of directors is classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual general meetings.

Our authorized but unissued SPAC Class A Ordinary Shares and Chenghe Preference Shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved SPAC Class A Ordinary Shares and Chenghe Preference Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Securities of CayCo

The following description of the material terms of the share capital of CayCo following the completion of the Business Combination includes a summary of specified provisions of the amended and restated memorandum of association (the “Memorandum of Association”) and the amended and restated articles of association of CayCo (the “Articles of Association” and together with the Memorandum of Association, the “Amended and Restated Memorandum and Articles of Association”) that will be in effect upon completion of the Business Combination. This description is qualified by reference to CayCo’s Amended and Restated Memorandum and Articles of Association as will be in effect upon consummation of the Business Combination, the form of which is attached to this Registration Statement/Proxy Statement as Annex B and is incorporated in this Registration Statement/Proxy Statement by reference. References in this section to “we” or “us” refer to CayCo.

General

CayCo is a Cayman Islands exempted company with limited liability and, as of the Closing, its affairs will be governed by its amended and restated memorandum and articles of association, as amended from time to time, the Cayman Companies Act and the common law of the Cayman Islands. Pursuant to the Amended and Restated Memorandum and Articles of Association, CayCo will be authorized to issue 500,000,000 Ordinary Shares of par value of US$0.0001 each (“Ordinary Shares”). As of the date of this Registration Statement/Proxy Statement, there are 28,000,000 shares issued and outstanding.

Share Capital

All of our issued and outstanding CayCo Ordinary Shares are fully paid and non-assessable. The CayCo Ordinary Shares are issued in registered form, and are issued when registered in the register of members of CayCo. CayCo may not issue CayCo Ordinary Shares to bearer. Subject to the provisions of the Cayman Companies Act and the Articles of Association and the rules of the Stock Exchange, where applicable, and without prejudice to any rights attached to any existing shares, all shares in CayCo are at the disposal of the board, which may issue, allot, grant options over or otherwise dispose of them to such persons, at such times, on such terms and conditions as it in its absolute discretion thinks fit.

Each CayCo Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general and special meetings of the Company.

Subject to the provisions of the Cayman Companies Act, Articles of Association and the rules of the Stock Exchange, where applicable, any share may be issued (a) with or have attached thereto such rights, or such restrictions, whether with regard to dividend, voting, return of capital, or otherwise, as the directors may determine, and without prejudice to any rights attached to any existing shares, or (b) on terms that, at the option of CayCo or the holder thereof, it is liable to be redeemed.

Dividends

The directors may declare dividends to be paid to the members. The Articles of Association provide dividends may be declared and paid out of the profits of CayCo, realized or unrealized, or out of the share premium account or as otherwise permitted by the Cayman Companies Act. In addition, CayCo’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the directors. No dividend may be declared and paid unless the directors determine that, immediately after the payment, CayCo will be able to pay its debts as they become due in the ordinary course of business and CayCo has funds lawfully available for such purpose.

Variation of Rights

Subject to the Articles of Association, if at any time the share capital of CayCo is divided into different classes of shares, all or any of the rights attached to the shares or any class of shares may (unless otherwise provided for by the terms of issue of that class) be varied, modified or abrogated either with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class. To every such general meeting the provisions of the Articles of Association relating to general meetings will mutatis mutandis apply, but so that the necessary quorum shall be one person holding or representing by proxy not less than one-third (1/3) of the issued shares of that class. Every holder of shares of the class present in person or by proxy shall be entitled to one vote for every such share held by him.

Transfer of Shares

Subject to the Articles of Association, our shareholders may transfer all or any of his or her CayCo Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Stock Exchange or any other form approved by the board of directors. The board may, in its absolute discretion, and without giving any reason therefor, decline to register any transfer of CayCo Ordinary Share which is not fully paid up to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists. The board may also decline to register any transfer of any share unless a fee (not exceeding the maximum sum as the Stock Exchange may determine to be payable) determined by the board is paid to CayCo, the instrument of transfer is properly stamped (if required), it is in respect of only one class of share, the number of joint holders to whom the share is to be transferred does not exceed four (in the case of a transfer to joint holders) and is lodged with CayCo accompanied by the relevant share certificate(s) and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst CayCo’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to CayCo for unpaid calls or otherwise. If CayCo’s assets available for distribution are insufficient to repay all of the paid up share capital, the assets will be distributed so that, as nearly as possible, the losses are borne by CayCo’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up. Any distribution of assets or capital to a holder of CayCo Ordinary Share will be the same in any liquidation event.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Articles of Association permit indemnification of officers and directors from and against all actions, proceedings, costs, charges, losses, damages and liabilities which they or any of them, their or any of their personal representatives, incurred or sustained by them, other than by reason of their own dishonesty, wilful default or fraud, in or about the conduct of CayCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning CayCo or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain Anti-Takeover Provisions

Certain provisions in the Amended and Restated Memorandum and Articles of Association may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for CayCo Ordinary Shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Ordinary Shares

The authorized but unissued CayCo Ordinary Shares will be available for future issuance by the board of directors on such terms as our board of directors may determine, subject to the provisions of the Cayman Companies Act, the Articles of Association and the rules of the Stock Exchange, where applicable, and without prejudice to any rights attached to any existing shares. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued CayCo Ordinary Shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger, amalgamation, scheme of arrangement or otherwise.

Warrants

Upon the consummation of the Business Combination, each SPAC Warrant outstanding immediately prior to the consummation of the Business Combination will cease to be a warrant with respect to SPAC Class A Ordinary Shares and be assumed by CayCo and converted into an CayCo Warrant entitling the holder thereof to purchase one CayCo Ordinary Share at a price of $11.50 per share upon exercise. Each CayCo Warrant will otherwise continue to have, and be subject to, substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the consummation of the Business Combination.

Board of Directors

Our board of directors shall consist of such number of directors as the shareholders may from time to time determine and there should be a minimum of five (5) directors unless otherwise determined by the shareholders in general meeting. Upon the consummation of the Business Combination, our board of directors will consist of five directors. Pursuant to the Investor Rights Agreement, the form of which is attached to this Registration Statement/Proxy Statement/prospectus, one of our directors should be nominated by the Sponsor, and at least three of our directors shall be independent director. Further, as long as the Sponsor Parties beneficially own any CayCo Ordinary Shares, CayCo shall take all necessary action to call the individuals nominated by the Sponsor to be elected at the applicable meetings of shareholder of CayCo.

Appointment of Directors

Our directors shall, be elected by the shareholders by way of any special resolution to either fill a casual vacancy or as an addition to the existing directors. The board of directors shall have power at any time to appoint any person as a director, either to fill casual vacancy or as an addition to the existing directors.

Any director may in writing appoint another person to be such director’s alternate, with the alternate having the authority to act in the director’s place at any meeting at which the appointing director is unable to be present. A director may, but is not required to, appoint another director to be an alternate.

Removal of Directors

A director may be removed from office by special resolution of CayCo before the expiration of his period of office. A director will also cease to be a director if he or she (i) dies, becomes bankrupt or makes any arrangement or composition with such director’s creditors generally; (ii) is found to be or becomes of unsound mind; (iii) resigns the office of director by notice in writing to the company; (iv) is removed from office pursuant to the Articles of Association; or (v) is prohibited, by any applicable law or the rules of the Stock Exchange, from being a director.

Directors’ Fiduciary Duties

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•        duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•        duty not to improperly fetter the exercise of future discretion;

•        duty to exercise powers fairly as between different sections of members;

•        duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•        duty to exercise independent judgment.

In addition to the above, directors and officers also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

Meetings of Shareholders

As a Cayman Islands exempted company, CayCo is not obliged by law to call annual general meetings. According to the Articles of Association, CayCo may hold an annual general meeting of the Company every year.

Capitalization of Profits and Reserves

Subject to applicable law, the directors may resolve to capitalize all or any part of any amount standing to the credit of any reserve accounts or funds (including a share premium account and capital redemption reserve and the profit and loss account) for distribution among the shareholders or any class of shareholders who would be entitled thereto if it were distributed by way of dividend and in the proportion to the nominal amount of shares held by such shareholders respectively, on the footing that the same is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such shareholders respectively or in paying up in full unissued shares or debentures of a nominal amount equal to that sum, to be allotted and distributed credited as fully paid up among such shareholders in those proportions, or partly in one way and partly in the other, provided that, for the purposes above, a share premium account and any capital redemption reserve and profits which are not available for distribution, may be applied only in paying up unissued shares of the Company to be allotted to such shareholders credited as fully paid.

Amendments to Amended and Restated Memorandum and Articles of Association of CayCo

The Articles of Association may be altered or amended by the Company by special resolution. The Articles of Association state that a special resolution shall be required to alter the provisions of the Memorandum of Association, to amend the Articles of Association or to change the name of the Company.

Mergers and Consolidations

CayCo may by a special resolution merge or consolidate with one or more constituent companies (as defined in the Cayman Companies Act), upon such terms as our directors may determine subject to the Cayman Companies Act.

Transfer Agent and Registrar

Following the completion of the Business Combination, Continental Stock Transfer & Trust Company will act as the transfer agent and registrar for CayCo Ordinary Shares.

Stock Exchange Listing

CayCo will apply for listing, to be effective at the time of the closing of the Business Combination, of its CayCo Ordinary Shares on the Nasdaq under the symbol “SELX.” CayCo will not have units issued or traded following consummation of the Business Combination.

Enforceability of Civil Liability under Cayman Islands Law

CayCo has been advised by its Cayman Islands legal counsel that there is uncertainty as to whether courts of the Cayman Islands would (i) recognize or enforce against it judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, , based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay a liquidated sum for which judgment has been given, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final and conclusive; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained in a manner, and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Anti-Money Laundering

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•        the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

•        the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

•        the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Cayman Islands Data Protection Regime — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

COMPARISON OF RIGHTS OF CayCo SHAREHOLDERS AND Chenghe
SHAREHOLDERS

General

Chenghe is incorporated under the laws of the Cayman Islands and the rights of Chenghe Shareholders are governed by the laws of the Cayman Islands, including the Cayman Companies Act, and the Chenghe Articles. CayCo is incorporated as a Cayman Islands exempted company and the rights of CayCo shareholders will be governed by the laws of the Cayman Islands, including the Cayman Companies Act, and by the CayCo Listing Articles following the Business Combination, the rights of Chenghe Shareholders who become CayCo shareholders will be governed by Cayman Islands law but will no longer be governed by the Chenghe Articles and instead will be governed by the CayCo Listing Articles.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Chenghe Shareholders under the Chenghe Articles (left column), and the rights of CayCo shareholders under the CayCo Listing Articles (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Chenghe Articles, and the CayCo Listing Articles, as well as the relevant provisions of the Cayman Companies Act.

Chenghe	CayCo
Authorized Share Capital

US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of U.S.$0.0001 each, 50,000,000 Class B ordinary shares of a par value of U.S.$0.0001 each, and 5,000,000 preference shares of a par value of U.S.$0.0001 each.

US$50,000 divided into 500,000,000 ordinary shares of par value of US$0.0001 each.

Number of Directors
Chenghe’s board of directors shall consist of not less than one director. Chenghe may, by ordinary resolution (simple majority standard), increase or reduce the limits in the number of directors.	Unless otherwise determined by CayCo in general meeting, the number of directors shall not be less than five directors, and there shall be no maximum number of directors.

Nominations of Directors

Nominations of persons for appointment as directors may be made at an annual general meeting only by (i) the directors or (ii) by any Minimum Member (as defined in the Chenghe Articles) entitled to vote for the appointments at such annual general meeting and complies with the notice procedures.

N/A

Alternate Directors/Proxy

A director may be represented at any meetings of Chenghe Board by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing director.

Any director may in writing appoint another person to be an alternate director and, subject as provided otherwise in the terms of appointment, such alternate shall be entitled to sign written resolutions on behalf of his appointer. An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member, to attend and vote at every such meeting at which the director appointing him is not personally present, and generally to perform all the functions of his appointor as a director in his absence. An alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the director appointing him.

Chenghe	CayCo
Filling Vacancies on the Board of Directors

The directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Chenghe Articles as the maximum number of directors.

The CayCo Board may, by the affirmative vote of a simple majority of the remaining directors present and voting at an CayCo Board meeting, appoint any person as a director, to fill a casual vacancy on the CayCo Board or as an addition to the existing CayCo Board.

Appointment and Removal of Directors by Shareholders

Prior to the closing of the initial business combination, only holders of SPAC Class B Ordinary Shares will have the right to vote on the appointment of directors.

Prior to the closing of the initial business combination, directors can be removed by ordinary resolution of the holders of SPAC Class B Ordinary Shares.

For the avoidance of doubt, prior to the closing of a business combination, holders of SPAC Class A Ordinary Shares shall have no right to vote on the appointment or removal of any Director.

Chenghe shareholders may by special resolution appoint any person to be a director.

A director may be removed from office, with or without cause, by special resolution, notwithstanding anything in CayCo Listing Articles or in any agreement between CayCo and such director (but without prejudice to any claim for damages under such agreement).

General Meeting Quorum

Quorum shall be present at a meeting of shareholders if the holder or holders of one third of the shares entitled to vote are present in person, represented by duly authorized representative in the case of a corporation or other legal entity or represented by proxy.

Two or more holders of shares which carry not less than one-half of all votes attaching to shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorized representative, shall constitute a quorum; unless CayCo has only one shareholder entitled to vote at such general meeting in which case the quorum shall be that one shareholder present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorized representative or proxy.

Calling a Special Meeting of Shareholders
The directors, the chief executive officer or the chairman of Chenghe Board may call general meetings. Chenghe Shareholders do not have the ability to call general meetings.	The chairman or a majority of the directors may call general meetings.

Directors shall proceed to convene an extraordinary general meeting (any general meeting other than annual general meeting) on the requisition of a shareholder holding at the date of deposit of the requisition not less than one-third of all votes attaching to all issued and outstanding shares entitled to vote at general meetings of CayCo.

Advance Notice of Meetings
A director may call a meeting of the Chenghe Board by providing at least two days’ notice. At least five clear days’ notice must be given of any general meeting of Chenghe.

A director may call a meeting of CayCo’ board of directors by providing at least five calendar days’ notice.

At least fifteen (15) calendar days’ notice must be given of any general meeting of CayCo shareholders.

Restrictions on Outside Compensation of Directors
No restrictions on outside remuneration of directors.	No restrictions on outside remuneration of directors.

Shareholder Action by Written Consent
Unanimous written resolution required to pass a resolution without a meeting.	Unanimous written resolution required to pass a resolution without a meeting.

Chenghe	CayCo
Voting Requirements for Amendments to Memorandum and Articles of Association
Special resolution (at least two-thirds of shareholders who vote at a general meeting where there is a quorum) required to amend or add to the Chenghe Articles.	Special resolution (at least two-thirds of shareholders who vote at a general meeting where there is a quorum or a unanimous written resolution) required to amend or add to the CayCo Listing Articles.

Indemnification of Directors and Officers
The Chenghe Articles provides for limited indemnification covering only directors and officers.

The CayCo Listing Articles permit indemnification of CayCo’s directors, secretary, assistant secretary and other officers (but not including CayCo’s auditors) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such indemnified person’s own dishonesty, willful default or fraud, in or about the conduct of CayCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning CayCo or its affairs in any court whether in the Cayman Islands or elsewhere.

Forum Selection Provision

Unless the board of directors consents in writing to the selection of an alternative forum, the courts of Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Chenghe Articles or otherwise related in any way to each member’s shareholding in the Company. Such exclusive forum and jurisdiction clause shall be applicable to any action or suits brought to enforce any liability or duty created by the Securities Act, as amended, the Exchange Act, as amended, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

There is no provision requiring disputes brought on behalf of CayCo or against CayCo (or directors or employees of CayCo in their capacities as such) to be brought in a particular forum.

Corporate Opportunity
Waiver of obligation to provide business opportunities to Chenghe provided for directors and officers.	No explicit waiver of obligation to provide business opportunities to CayCo provided for directors and officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions of TCO and CayCo

Employment Agreements, Insurance and Indemnification

See “Executive Compensation — Employment Agreements, Insurance and Indemnification”.

Equity Incentive Plan

See “Executive Compensation — Equity Incentive Plans”.

Director and Officer Indemnification

CayCo Listing Articles that will be in effect upon completion of the Business Combination provide for indemnification of CayCo officers and directors, including for any liability incurred in their capacities as such, except through their willful default or neglect. In connection with the Closing, CayCo intends to enter into indemnification agreements with each post-Closing director and executive officer of CayCo.

Certain Relationships and Related Party Transactions of SPAC

SPAC Class B Ordinary Shares

On April 8, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain of the offering and formation costs of SPAC in exchange for an aggregate of 7,187,500 SPAC Class B Ordinary Shares. On June 20, 2021 and on December 28, 2021, respectively, the Sponsor surrendered and forfeited to SPAC 1,437,500 SPAC Class B Ordinary Shares for no consideration, following which, the Sponsor holds 4,312,500 SPAC Class B Ordinary Shares. On March 29, 2022, the Sponsor further surrendered and forfeited to SPAC 1,437,500 SPAC Class B Ordinary Shares for no consideration, following which the Sponsor holds 2,875,000 SPAC Class B Ordinary Shares. As a result of these surrender and forfeiture of SPAC Class B Ordinary Shares, the per share price increased to approximately $0.009 per share. On March 30, 2022, the Sponsor transferred an aggregate of 177,439 of its SPAC Class B Ordinary Shares to SPAC’s independent directors and advisory board members, for their board and advisory services, in each case for no cash consideration, including 20,000 shares to each of Kwan Sun, Robert Ewing and Ning Ma, 50,000 shares to Kenneth W. Hitchner and 67,439 shares to Dr. Zhiwei Liu, respectively. Currently, the Sponsor holds 2,697,561 SPAC Class B Ordinary Shares. Up to 375,000 SPAC Class B Ordinary Shares were subject to forfeiture to the extent over-allotment not exercised in full. On May 2, 2022, the underwriters fully exercised their over-allotment option, hence, 375,000 SPAC Class B Ordinary Shares were no longer subject to forfeiture, so that the total number of SPAC Class B Ordinary Shares issued and outstanding as of June 30, 2023 was 2,875,000, with the Sponsor holding 2,697,561 thereof.

The SPAC Initial Shareholders have agreed not to transfer, assign or sell any of their SPAC Class B Ordinary Shares and any SPAC Class A Ordinary Shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of the initial business combination or (ii) the date on which SPAC completes a liquidation, merger, share exchange or other similar transaction after the initial business combination that results in all of the shareholders having the right to exchange their SPAC Class A Ordinary Shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the initial shareholders with respect to any SPAC Class B Ordinary Shares (the “lock-up”). Notwithstanding the foregoing, if (1) the closing price of the SPAC Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination or (2) if SPAC consummate a transaction after the initial business combination which results in the shareholders having the right to exchange their shares for cash, securities or other property, the SPAC Class B Ordinary Shares will be released from the lock-up.

At the Closing, CayCo, the Sponsor, certain Company Shareholders and certain Sponsor Key Holders will enter into the Lock-up Agreement, pursuant to which, each holder agrees to not to transfer any lock-up shares for a period of six (6) months after the Closing Date, with certain exceptions and carveouts. See the subsection entitled “The Business Combination Agreement and Ancillary Documents — Lock-Up Agreement.”

Private Warrants

Concurrently with the closing of the SPAC IPO, SPAC consummated a private placement to the Sponsor of 7,750,000 SPAC Private Placement Warrants, each exercisable to purchase one SPAC Class A Ordinary Share at $11.50 per share, at a price of $1.00 per warrant, in a private placement generating gross proceeds of $7,750,000. The proceeds from the sale of the SPAC Private Placement Warrants were added to the net proceeds from SPAC IPO held in the Trust Account. If SPAC does not complete a business combination prior to the SPAC Termination Date, the funds then on deposit in the Trust Account will be used to fund the redemption of the SPAC Class A Ordinary Shares (subject to the requirements of applicable law) and the SPAC Private Placement Warrants will expire worthless.

Administrative Services Agreement

Commencing on April 27, 2022, the effective date of SPAC’s registration statement for SPAC IPO, SPAC pays to the Sponsor $15,000 per month for office space, utilities, secretarial support and administrative services provided to members of SPAC’s management team. Upon completion of the initial business combination or SPAC’s liquidation, SPAC will cease paying these monthly fees. For the three and six months ended June 30, 2023, SPAC incurred $45,000 and $90,000 in fees for these services, respectively, and such amount is included in due to the Sponsor in the accompanying balance sheets. For the three and six months ended June 30, 2022, SPAC incurred $31,548 in fees for these services, and such amount is included in due to the Sponsor in the accompanying balance sheets.

Promissory Note — Related Party

On April 8, 2021, the Sponsor has agreed to loan SPAC up to $300,000 to be used for a portion of the expenses of the SPAC IPO. These loans are non-interest bearing, unsecured and due at the earlier of June 30, 2022 or the closing of the SPAC IPO. As of May 2, 2022, SPAC had borrowed $300,000 and repaid under the promissory note.

Related Party Loans

In order to finance working capital deficit or to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of SPAC’s officers and directors may, but are not obligated to, loan SPAC funds as may be required. If SPAC completes its initial business combination, it will repay the Working Capital Loans. In the event that the initial business combination does not close, SPAC may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of the Working Capital Loans may be convertible into SPAC Private Placement Warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. The terms of such warrants would be identical to those of the SPAC Private Placement Warrants. As of June 30, 2023 and December 31, 2022, no such Working Capital Loans were outstanding.

Registration Rights

On April 27, 2022, SPAC entered into a registration and shareholder rights agreement, pursuant to which, the holders of the SPAC Class B Ordinary Shares and their permitted transferees, if any, will be entitled to certain registration rights with respect to the SPAC Class A Ordinary Shares issuable upon conversion of the SPAC Class B Ordinary Shares and SPAC Private Placement Warrants and the SPAC Class A Ordinary Shares underlying the SPAC Private Placement Warrants issuable upon conversion of Working Capital Loans.

At the Closing, CayCo, Merger Sub, SPAC, TCO and other parties listed thereto will enter into the Investor Rights Agreement, pursuant to which, among others, CayCo will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act and certain holders have been granted customary demand and piggyback registration rights. See the subsection entitled “The Business Combination Agreement and Ancillary Documents — Investor Rights Agreement” for a more detailed description of the Investor Rights Agreement.

BENEFICIAL OWNERSHIP OF SPAC ORDINARY SHARES PRIOR TO THE
BUSIENSS COMBINATION

The following table sets forth information regarding the beneficial ownership of shares of SPAC Ordinary Shares as of by:

•        each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by SPAC to be the beneficial owner of more than 5% of shares of SPAC Ordinary Shares;

•        each of SPAC’s executive officers and directors; and

•        all of SPAC’s executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, SPAC believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

The percentage of beneficial ownership of SPAC in the table below is calculated based on 11,312,681 SPAC Ordinary Shares, consisting of (i) 8,437,681 SPAC Class A Ordinary Shares and (ii) 2,875,000 SPAC Class B Ordinary Shares, issued and outstanding after the SPAC IPO after taking into account of the redemptions in connection with the Extension.

Name and Address of Beneficial Owner(l)	Number of SPAC Class A Ordinary Shares Beneficially Owned	Percentage of Issued and Outstanding SPAC Class A Ordinary Shares	Number of SPAC Class B Ordinary Shares Beneficially Owned(2)	Percentage of Issued and Outstanding SPAC Class B Ordinary Shares	Percentage of Outstanding SPAC Ordinary Shares
Richard Qi Li(3)	—	—	2,697,561	93.8%	23.8%
Shibin Wang	—	—	—	—	—
Anna Zhou	—	—	—	—	—
Kwan Sun	—	—	22,000	*	*
Ning Ma	—	—	22,000	*	*
Robert Ewing	—	—	22,000	*	*
All officers and directors as a group (six individuals)	—	—	2,757,561	95.9%	24.4%
Greater than 5% Holders:
Chenghe Investment Co.(3)	—	—	2,697,561	93.8%	23.8%
Saba Capital Management, L.P.; Boaz R. Weinstein; Saba Capital Management GP, LLC(4)	629,550	7.5%	—	—	5.6%
Adage Capital Partners, L.P.; Adage Capital Partners GP, L.L.C.; Adage Capital Advisors, L.L.C.; Robert Atchinson; Phillip Gross(5)	900,000	10.7%	—	—	8.0%
Bank of Montreal; Bank of Montreal, New York Branch(6)	664,889	7.9%	—	—	5.9%
Calamos Market Neutral Income Fund, a series of Calamos Investment Trust(7)	700,000	8.3%	—	—	6.2%
Polar Asset Management Partners Inc.(8)	750,000	8.9%	—	—	6.6%
Shaolin Capital Management LLC(9)	673,350	8.0%			6.0%

____________

*       Less than 1%

(1)      Unless otherwise noted, the business address of each of the following is 38 Beach Road, #29-11, South Beach Tower Singapore 189767.

(2)      Interests shown consist solely of SPAC Class B Ordinary Shares. Such shares will automatically convert into SPAC Class A Ordinary Shares concurrently with or immediately following the consummation of SPAC’s initial business combination on a one-for-one basis, subject to adjustment, or, at any earlier time at the option of the holders thereof.

(3)      Chenghe Investment Co., SPAC’s Sponsor, is the record holder of such shares. Chenghe Group Limited, a British Virgin Islands incorporated company, is the sole member and the manager of the Sponsor. Mr. Richard Qi Li, who holds 100% of the voting securities of Chenghe Group Limited, may be entitled distributions of the founder shares and has voting and investment discretion with respect to the ordinary shares held by Chenghe Group Limited through held of record by Chenghe Investment Co. Mr. Richard Qi Li disclaims beneficial ownership over any securities owned by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(4)      Pursuant to a Schedule 13G/A filed by such persons as a group with the SEC on February 14, 2023, each of these shareholders may be deemed the beneficial owner of 629,550 SPAC Class A Ordinary Shares, as a result of holding directly or indirectly, 629,550 SPAC Class A Ordinary Shares, with shared voting power and shared dispositive power with respect to such SPAC Class A Ordinary Shares. The business address for each of these shareholders is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(5)      Pursuant to a Schedule 13 G filed by such persons as a group with the SEC on May 12, 2022, each of these shareholders may be deemed the beneficial owner of 900,000 SPAC Class A Ordinary Shares, as a result of holding directly or indirectly, 900,000 SPAC Class A Ordinary Shares, with shared voting power and shared dispositive power with respect to such SPAC Class A Ordinary Shares. The business address for each of these shareholders is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

(6)      Pursuant to a Schedule 13G filed by such persons as a group with the SEC on February 1, 2023, each of these shareholders may be deemed the beneficial owner of 664,889 SPAC Class A Ordinary Shares, as a result of holding directly or indirectly, 664,889 SPAC Class A Ordinary Shares, with shared voting power and shared dispositive power with respect to such SPAC Class A Ordinary Shares. The business address for each of these shareholders is 4/F, St. John’s Building, 33 Garden Road, Central K3 00000.

(7)      Pursuant to a Schedule 13G filed by such persons as a group with the SEC on February 8, 2023, each of these shareholders may be deemed the beneficial owner of 700,000 SPAC Class A Ordinary Shares as a result of holding directly or indirectly, 700,000 SPAC Class A Ordinary Shares, with shared voting power and shared dispositive power with respect to such SPAC Class A Ordinary Shares. The business address for each of these shareholders is 2020 Calamos Court, Naperville, IL 60563.

(8)      Pursuant to a Schedule 13G filed by such person with the SEC on February 9, 2023, it is the beneficial owner of 750,000 SPAC Class A Ordinary Shares, as a result of acting as investment fund manager who serves as the investment advisor to Polar Multi-Strategy Master Fund holding directly or indirectly 750,000 SPAC Class A Ordinary Shares. The business address of this person is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

(9)      Pursuant to a Schedule 13G filed by such person with the SEC on February 14, 2023, Shaolin Capital Management LLC is a company incorporated under the laws of the State of Delaware, which serves as the investment advisor to Shaolin Capital Partners Master Fund, Ltd., a Cayman Islands exempted company, MAP 214 Segregated Portfolio, a segregated portfolio of MA SPC, DS Liquid DIV RVA SCM LLC and Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC being managed accounts advised by Shaolin Capital Management LLC. The business address of this person is 230 NW 24th Street, Suite 603, Miami, FL 33127.

BENEFICIAL OWNERSHIP OF CAYCO SECURITIES AFTER BUSINESS COMBINATION

The following table sets forth information regarding the expected beneﬁcial ownership of CayCo Ordinary Shares immediately following the consummation of the Business Combination by:

•        each person who is expected to be the beneficial owner of 5% or more of the issued and outstanding CayCo Ordinary Shares;

•        each person who is expected to become an executive officer or a director of CayCo; and

•        all of the executive officers and directors of CayCo.

Unless otherwise indicated, CayCo believes that all persons named in the table will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all CayCo Securities beneficially owned by them.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, CayCo believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

The expected beneficial ownership of shares of CayCo Ordinary Shares post-Business Combination assumes two scenarios, assuming that under each scenario, the Company Acquisition Percentage reaches 100% at the TCO Restructuring Closing:

•        Scenario 1 — Assuming No Redemptions:    This presentation assumes that no holders of SPAC Class A Ordinary Shares exercise redemption rights for a pro rata share of the funds in the Trust Account and the total number of CayCo Ordinary Shares expected to be outstanding after the Closing will be 49,312,681.

•        Scenario 2 — Assuming Intermediate Redemptions:    This presentation assumes that the holders of 4,218,841 SPAC Class A Ordinary Shares exercise redemption rights for a pro rata share of the funds in the Trust Account and the total number of CayCo Ordinary Shares expected to be outstanding after the Closing will be 45,093,840.

•        Scenario 3 — Assuming Maximum Redemptions:    This presentation assumes that holders of 7,344,949 SPAC Class A Ordinary Shares will exercise their redemption rights. Pursuant to the SPAC MAA, SPAC also may not repurchase any SPAC Class A Ordinary Shares if it has less than $5,000,001 of net tangible assets following such repurchases and that SPAC may not consummate the Business Combination if immediately prior to, or upon such consummation of, the Business Combination, SPAC has less than $5,000,001 net tangible assets. Scenario 3 assumes for illustrative purposes that (i) SPAC will pay $2,300,000 transaction expenses from the Trust Account at the Closing; and (ii) SPAC will have US$5,000,001 net asset following the redemption. The total number of CayCo Ordinary Shares expected to be outstanding after the Closing will be 41,967,732.

In connection with the Business Combination, SPAC and the Company Parties agreed on a fixed post-money equity value of $380,000,000 for TCO and $10.00 per share reference price. The expected beneficial ownership of CayCo Ordinary Shares immediately following consummations of the Business Combination, under both scenarios, has been determined based on the assumptions that (i) at Closing, the number of CayCo Ordinary Shares issued to former TCO shareholders equal to the product of 38,000,000 and percentage of former TCO shareholders participate in TCO Restructuring, (ii) none of SPAC Shareholders or Company Shareholders purchase SPAC Ordinary Shares in the open market, (iii) SPAC’s Sponsor has not made any Working Capital Loans to SPAC, and (iv) there are no other issuance of equity interests of SPAC or TCO prior to or in connection with the Closing other than as contemplated by the Transactions. If the actual facts differ from these assumptions, these amounts will differ.

Name and Address of Beneficial Owner(1)	Assuming No Redemption(2)		Assuming Intermediate Redemption(3)		Assuming Maximum Redemption(4)
	Number of CayCo Ordinary Shares Beneficially Owned	Percentage of Issued and Outstanding CayCo Ordinary Shares	Number of CayCo Ordinary Shares Beneficially Owned	Percentage of Issued and Outstanding CayCo Ordinary Shares	Number of CayCo Ordinary Shares Beneficially Owned	Percentage of Issued and Outstanding CayCo Ordinary Shares
Current Directors and Executive Officers of CayCo:
Dr. CHANG, YUNG-PENG(5)	—	—
WANG, CHIH-FENG(6)	806,135	1.63%	806,135	1.79%	806,135	1.92%
Dr. TU, WU-CHING	—	—	—		—
YANG, MU-JUNG	—	—	—		—
HUANG, KUO-YIN	396,730	*	396,730		396,730
HSU, HSIU-CHEN	911,131	1.85%	911,131	2.02%	911,131	2.17%
Dr. LIU, CHUN-NIEN(8)	—	—	—		—
Dr. CHANG, SHIH-HSIN	73,973	*	73,973		73,973
CHANG, CHO-YING	—	—	—		—
Dr. CHENG, MU-HAI	—	—	—		—
All officers and directors as a group (10 individuals)(9)	30,187,969	61.22%	30,187,969	66.94%	30,187,969	71.93%
Greater than 5% Holders:
Clariscope Ventures Group Ltd.(5)	13,200,000	26.77%	13,200,000	29.27%	13,200,000	31.45%
Lucidity Investments Global Ltd.(6)	9,400,000	19.06%	9,400,000	20.85%	9,400,000	22.40%
Vienna Management Holdings Ltd.(7)	4,900,000	9.94%	4,900,000	10.87%	4,900,000	11.68%
Chenghe Investment Co.(10)	2,697,561	5.47%	2,697,561	5.98%	2,697,561	6.43%

____________

*        Less than 1.00%

(1)      Unless otherwise noted, the business address of each of the following is 4F., No.32, Keya Rd., Daya Dist., Taichung City, Central Taiwan Science Park, 42881, Taiwan.

(2)      Reflects the redemption of 3,062,319 shares at a per share price of $10.7 in connection with the vote to approve the Extension Amendment Proposal on July 26, 2023, and assumes no further SPAC Shareholders, collectively holding 8,437,781 shares exercise their redemption rights in connection with the Business Combination. As of June 30, 2023, there were approximately $122.72 million in the Trust Account. Taking into account the $32.77 million in the trust account paid out in cash as redemption proceeds in connection with the Extension Meeting, and nil to be paid out in cash as redemption proceeds at the Closing of the Business Combination, all SPAC Public Shares previously subject to redemption for cash amounting to $89.95 million would be transferred to shareholders’ equity.

(3)      Reflects the redemption of 3,062,319 shares at a per share price of $10.7 in connection with the vote to approve the Extension Amendment Proposal on July 26, 2023, and the redemption of nil share in connection with the Business Combination as reflected in the no-redemption scenario above, and additionally assumes that SPAC Shareholders holding 4,218,841 SPAC Class A Ordinary Shares, representing 50% of 8,437,681 SPAC Class A Ordinary Shares remaining outstanding after the Extension Meeting, will exercise redemption rights at an assumed per share price of $10.67 in connection with the Business Combination. Under the intermediate redemption scenario, an additional amount of $44.93 million in the trust account will be need to be paid out in cash as redemption proceeds at the closing of the Business Combination, as compared with the no-redemption scenario. Taking into account the $32.77 million paid out in connection with the Extension Meeting, a total of $77.70 million in the trust account will need to be paid out in cash as redemption proceeds.

(4)      Reflects the redemption of 3,062,319 shares at a per share price of $10.7 in connection with the vote to approve the Extension Amendment Proposal on July 26, 2023, and the redemption of 4,218,,841 SPAC Class A Ordinary Shares in connection with the Business Combination as reflected in the intermediate redemption scenario above, and additionally assumes that SPAC Shareholders holding 3,126,108 SPAC Class A Ordinary Shares will exercise their redemption rights at an assumed per share price of $10.67 in connection with the Business Combination. Under the maximum redemption scenario, an additional amount of $33.34 million in the trust account would need to be paid out in cash as redemption proceeds would be paid out in cash at the closing of the Business Combination. Taking into account the $32.77 million paid out in connection with the Extension Meeting and $44.93 million paid out under the intermediate redemption scenario, a total of $111.04 million in the trust account will need to be paid out in cash as redemption proceeds. The number of Public Shares redeemed under the maximum redemption scenario is calculated based on the assumption that (i) SPAC will pay $2,300,000 transaction expenses from the Trust Account at the Closing; and (ii) SPAC will have US$5,000,001 net asset following the redemption.

(5)      Clariscope Ventures Group Ltd. is the record holder of such shares. Dr Yung-Peng Chang, who is the sole director and holds 100% of the voting securities of Clariscope Ventures Group Ltd., has voting and investment discretion with respect to the ordinary shares held by Clariscope Ventures Group Ltd

(6)      Lucidity Investments Global Ltd. is the record holder of such shares. Chih-Feng Wang, who is the sole director and holds 100% of the voting securities of Lucidity Investments Global Ltd., has voting and investment discretion with respect to the ordinary shares held by Lucidity Investments Global Ltd.

(7)      Vienna Management Holdings Ltd. is the record holder of such shares. Dr Yung-Peng, Chang, who is the director of Vienna Management Holdings Ltd. and Lai Peng, Lynette Tong, who is the director and holds 100% of the voting securities of Vienna Management Holdings Ltd., have voting and investment discretion with respect to the ordinary shares held by Vienna Management Holdings Ltd.

(8)      Monilux Global Group Ltd. is the record holder of such shares. Chun-Nien Liu, who is the sole director and holds 100% of the voting securities of Monilux Global Group Ltd., has voting and investment discretion with respect to the ordinary shares held by Monilux Global Group Ltd.

(9)      All officers and directors as a group (10 individuals) holds 2,187,969 Cayco Ordinary Shares directly, 28,000,000 Cayco Ordinary Shares indirectly via Clariscope Venture Group Ltd., Lucidity Investments Global Ltd., Vienna Management Holdings Ltd., Monolux Global Group Ltd. as disclosed in Notes 5 to 8.

(10)    Chenghe Investment Co., the SPAC’s Sponsor, is the record holder of such shares. Chenghe Group Limited, a British Virgin Islands incorporated company, is the sole member and the manager of the Sponsor. Mr. Richard Qi Li, who holds 100% of the voting securities of Chenghe Group Limited, may be entitled to the right to receive one (1) CayCo Ordinary Share for each SPAC Class B Ordinary Share owned by Chenghe Investment Co. Mr. Richard Qi Li, has voting and investment discretion with respect to the ordinary shares held by Chenghe Group Limited through held of record by Chenghe Investment Co. Mr. Richard Qi Li disclaims beneficial ownership over any securities owned by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

PRICE RANGE OF SECURITIES

CayCo

Price Range of CayCo’s Securities

Historical market price information regarding CayCo is not provided because there is no public market for its securities.

CayCo has not paid any cash dividends on the CayCo Ordinary Shares to date.

SPAC

Price Range of SPAC securities

SPAC Units, each of which consists of one SPAC Class A Ordinary Share and one-half of one SPAC Public Warrant. SPAC Unit began trading on Nasdaq under the symbol “CHEAU” on April 28, 2023. On June 23, 2022, SPAC Class A Ordinary Shares and SPAC Public Warrants began trading on Nasdaq under the symbols “CHEA” and “CHEAW,” respectively. On September 21, 2023, Nasdaq suspended trading of the SPAC Public Warrants based on due to SPAC’s failure to maintain a minimum of $1,000,000 in aggregate market value of its outstanding SPAC Public Warrants, as set forth in Nasdaq’s Listing Rule 5452(b)(C). Nasdaq delisted the SPAC Public Warrants and filed a nonfiction of removal from listing on October 12, 2023. Chenghe has not made any application to list the SPAC Public Warrants on the OTC markets, and Chenghe is not aware of any plan of CayCo to apply for the listing of CayCo Warrant on any stock exchange after the Closing. For more information, please see “Risk Factors — SPAC Public Warrants have been delisted from Nasdaq.” Each SPAC Public Warrant entitles the holder to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share, subject to adjustments. SPAC Warrants may only be exercised for a whole number of SPAC Class A Ordinary Shares and will become exercisable 30 days after the completion of an initial business combination. SPAC Warrants will expire five years after the completion of an initial business combination or earlier upon redemption or liquidation.

SPAC Class B Ordinary Shares are not listed on any stock exchange.

On July 20, 2023, the trading date before the public announcement of the Business Combination, SPAC Units, SPAC Class A Ordinary Shares and SPAC Public Warrants closed at $10.74, $10.73 and $0.0712, respectively. On July 26, 2023, the date of the Extension Meeting, SPAC Class A Ordinary Shares closed at $10.77.

Dividend Policy of SPAC

SPAC has not paid any cash dividends on its ordinary shares to date and do not intend to pay cash dividends prior to the completion of its initial business combination. The payment of cash dividends in the future will be dependent upon SPAC’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of its initial business combination. The payment of any cash dividends of the ordinary shares of CayCo subsequent to the initial business combination will be within the discretion of the CayCo Board at such time.

The board of directors of CayCo has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that it may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in it being unable to pay its debts as they fall due in the ordinary course of business. In addition, CayCo’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by CayCo’s board of directors. Even if its board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, its future results of operations and cash flow, its capital requirements and surplus, the amount of distributions, if any, received by it from its subsidiaries, its financial condition, contractual restrictions and other factors deemed relevant by its board of directors.

The Company

Price Range of Company Securities and Dividends

Historical market price information regarding the Company is not applicable.

LEGAL MATTERS

Ogier, counsel to CayCo, has provided a legal opinion for CayCo regarding the validity of the CayCo Ordinary Shares offered by this Registration Statement/Proxy Statement. Certain legal matters relating to U.S. law will be passed upon for CayCo by Ross Law Group, PLLC, New York, NY.

Certain legal matters relating to U.S. law will be passed upon for SPAC by White & Case. Certain legal matters relating to Cayman Islands law will be passed upon for SPAC by Maples and Calder (Hong Kong) LLP.

EXPERTS

The ﬁnancial statements of Chenghe Acquisition Co. as of December 31, 2022, for the year ended December 31, 2022 and for the period from April 7, 2021 (inception) through December 31, 2021 and related notes (which contains an explanatory paragraph relating to substantial doubt about the ability of Chenghe Acquisition Co. to continue as a going concern as described in Note 1 to the financial statements) included in this Registration Statement/Proxy Statement have been so included in reliance on the report of Marcum Asia CPAs LLP, an independent registered public accounting ﬁrm, and are included in reliance upon such report given on the authority of said ﬁrm as experts in accounting and auditing. The report on the ﬁnancial statements contains an explanatory paragraph regarding Chenghe Acquisition Co.’s ability to continue as a going concern.

The ﬁnancial statements of TCO as of December 31, 2022 and 2021, and for the three years ended December 31, 2022 and 2021, included in this Registration Statement/Proxy Statement have been audited by Enrome LLP, an independent registered public accounting ﬁrm, as stated in their report. Such ﬁnancial statements are included in reliance upon the report of such ﬁrm given their authority as experts in accounting and auditing.

Enrome LLP will be the auditors of CayCo following Closing.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES UNDER
U.S. SECURITIES LAWS

CayCo is a company incorporated as an exempted company under the laws of the Cayman Islands, which can enjoy the following benefits: (a) political and economic stability; (b) an effective judicial system; (c) a favorable tax system; (d) the absence of exchange control or currency restrictions; and (e) the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•        the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

CayCo’s constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

All of CayCo’s directors and executive ofﬁcers as of the closing of the Business Combination will reside outside the United States. The majority of CayCo’s assets and the assets of those non-resident persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon CayCo or those persons or to enforce against CayCo or them, judgments obtained in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, including judgments predicated upon civil liability provisions of the federal securities laws of the United States or other laws of the United States. It may also be difficult for shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against CayCo and its executive officers and directors.

CayCo has appointed Cogency Global Inc. as its agent upon whom process may be served in any action brought against CayCo under the laws of the United States arising out of this offering or any purchase or sale of securities in connection with this offering. In addition, investors should not assume that the courts of the Cayman Islands would enforce (i) judgments of U.S. courts obtained in actions against CayCo, its ofﬁcers or directors, or other said persons, predicated upon the civil liability provisions of the federal securities laws of the United States or other laws of the CayCo; or (ii) in original actions, liabilities against CayCo or such directors, ofﬁcers or experts predicated upon the federal securities laws of the United States or other laws of the United States. In addition, there is doubt as to the applicability of the civil liability provisions of federal securities laws of the United States to original actions instituted in the Cayman Islands. It may be difﬁcult for an investor, or any other person or entity, to assert U.S. securities laws claims in original actions instituted in the Cayman Islands.

CayCo has been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

•        recognize or enforce against CayCo judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•        entertain original actions brought in each respective jurisdiction against CayCo or its directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay a liquidated sum for which judgment has been given, provided such judgment:

(a)     is given by a foreign court of competent jurisdiction;

(b)    imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)     is final and conclusive;

(d)    is not in respect of taxes, a fine or a penalty;

(e)     was not obtained in a manner, is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

WHERE YOU CAN FIND MORE INFORMATION

SPAC ﬁles reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read SPAC’s SEC ﬁlings, including this Registration Statement/Proxy Statement, over the Internet at the SEC’s website at http://www.sec.gov. If you would like additional copies of this Registration Statement/Proxy Statement or SPAC’s other ﬁlings with the SEC (excluding exhibits) or if you have questions about the Business Combination or the SPAC Shareholder Proposals to be presented at the SPAC Shareholders’ Meeting, you should contact SPAC’s proxy solicitation agent at the following address and telephone number:

[            ]

You will not be charged for any of the documents you request. If your shares are held in a share brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

If you are a SPAC Shareholder and would like to request documents, please do so by [            ], 2023 (five (5) Business Days before the date of the SPAC Shareholders’ Meeting), in order to receive them before the SPAC Shareholders’ Meeting. If you request any documents from SPAC, SPAC will mail them to you by ﬁrst class mail, or another equally prompt means. All information contained in this Registration Statement/Proxy Statement relating to SPAC has been supplied by SPAC, and all such information relating to TCO, Merger Sub and CayCo has been supplied by TCO. Information provided by either SPAC or TCO does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement of SPAC for the SPAC Shareholders’ Meeting. SPAC has not authorized anyone to give any information or make any representation about the Business Combination or the parties thereto, including SPAC, that is different from, or in addition to, that contained in this Registration Statement/Proxy Statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this Registration Statement/Proxy Statement speaks only as of the date of this Registration Statement/Proxy Statement, unless the information speciﬁcally indicates that another date applies. This Registration Statement/Proxy Statement is part of a registration statement and constitutes a prospectus of CayCo in addition to being a proxy statement of SPAC for the SPAC Shareholders’ Meeting. As allowed by SEC rules, this Registration Statement/Proxy Statement does not contain all of the information you can ﬁnd in the exhibits to the registration statement. Information and statements contained in this Registration Statement/Proxy Statement are qualiﬁed in all respects by reference to the copy of the relevant contract or other document included as an annex to this Registration Statement/Proxy Statement.

INDEX TO FINANCIAL STATEMENTS

CHENGHE ACQUISITION CO.

TAIWAN COLOR OPTICS INC

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2022 and June 30, 2023	F-59
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss) for the six months ended June 30, 2022 and 2023	F-60
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2022 and 2023	F-61
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and 2023	F-62
Notes to Unaudited Condensed Consolidated Financial Statements	F-64

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Chenghe Acquisition Co

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Chenghe Acquisition Co. (the “Company”) as of December 31, 2022 and December 31, 2021, the related statements of operations, shareholders’ deficit and cash flows for year ended December 31, 2022, and for the period from April 7, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for year ended December 31, 2022, and for the Period from April 7, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the company’s liquidation date is less than one year from the date of the financial statements is issued. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021.

New York, NY

March 31, 2023

Firm ID#: 5395

CHENGHE ACQUISITION CO.
BALANCE SHEETS

	December 31,
	2022	2021
ASSETS
Current assets
Cash	$640,833	$—
Prepaid expenses	215,720	—
Due from Sponsor	—	13,040
Total Current Assets	856,553	13,040

Deferred offering costs	—	435,396
Investments held in Trust Account	120,082,704	—
TOTAL ASSETS	$120,939,257	$448,436

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accrued expenses	$212,000	$—
Accrued offering costs	50,000	243,432
Due to Sponsor	115,839	—
Promissory note – related party	—	192,479
Total Current Liabilities	377,839	435,911

Deferred underwriting commissions	4,025,000	—
Total Liabilities	4,402,839	435,911

Commitments

Class A ordinary shares subject to possible redemption, $0.0001 par value, 11,500,000 and nil number of shares at redemption value of $10.44 and $0 as of December 31, 2022 and 2021, respectively	120,082,704	—

Shareholders’ (Deficit) Equity
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding (excluding 11,500,000 and nil number of shares subject to possible redemption as of December 31, 2022 and 2021, respectively)	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 2,875,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	288	288
Additional paid-in capital	—	24,712
Accumulated deficit	(3,546,574)	(12,475)
Total Shareholders’ (Deficit) Equity	(3,546,286)	12,525
TOTAL LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ (DEFICIT) EQUITY	$120,939,257	$448,436

The accompanying notes are an integral part of the financial statements.

CHENGHE ACQUISITION CO.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022	For the Period from April 7, 2021 (Inception) Through December 31, 2021
Operating and formation costs	$649,864	$12,475
Loss from operations	(649,864)	(12,475)

Other income:
Interest earned on investments held in Trust Account	1,632,704	—
Other income	1,632,704	—

Net income (loss)	$982,840	$(12,475)

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to redemption	7,687,671	—

Basic and diluted net income (loss) per share, Class A ordinary shares subject to redemption	$0.09	$—

Basic and diluted weighted average shares outstanding, Non-redeemable ordinary shares	2,750,685	2,500,000

Basic and diluted net income (loss) per share, Non-redeemable ordinary shares	$0.09	$(0.00)

The accompanying notes are an integral part of the financial statements.

CHENGHE ACQUISITION CO.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022 AND FOR THE PERIOD FROM APRIL 7, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance – April 7, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Class B ordinary share issued to initial shareholder	—	—	2,875,000	288	24,712	—	$25,000
Net loss	—	—	—	—	—	12,475	12,475
Balance – December 31, 2021	—	—	2,875,000	288	24,712	(12,475)	12,525
Fair value of Public Warrants at issuance	—	—	—	—	1,667,500	—	1,667,500
Sale of 7,750,000 Private Placement Warrants	—	—	—	—	7,750,000	—	7,750,000
Allocated value of transaction costs to Class A ordinary shares	—	—	—	—	(159,530)	—	(159,530)
Re-measurement for Class A ordinary shares subject to redemption amount	—	—	—	—	(9,282,682)	(4,516,939)	(13,799,621)
Net income	—	—	—	—	—	982,840	982,840
Balance – December 31, 2022	—	$—	2,875,000	$288	$—	$(3,546,574)	$(3,546,286)

The accompanying notes are an integral part of the financial statements.

CHENGHE ACQUISITION CO.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022	For the Period from April 7, 2021 (Inception) Through December 31, 2021
Cash Flows from Operating Activities:
Net income (loss)	$982,840	$(12,475)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Formation costs paid by related party	—	12,475
Interest earned on investments held in Trust Account	(1,632,704)	—
Changes in operating assets and liabilities:
Prepaid expenses	(215,720)	—
Due from Sponsor	13,040	—
Accrued expenses	211,607	—
Due to Sponsor	115,839	—
Net cash used in operating activities	(525,098)	—

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(118,450,000)	—
Net cash used in investing activities	(118,450,000)	—

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	112,700,000	—
Proceeds from sale of Private Placements Warrants	7,750,000	—
Proceeds from promissory note – related party	107,521	—
Repayment of promissory note – related party	(300,000)	—
Payment of offering costs	(641,590)	—
Net cash provided by financing activities	119,615,931	—

Net Change in Cash	640,833	—
Cash – Beginning of period	—	—
Cash – End of period	$640,833	$—

Non-Cash investing and financing activities:
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$—	$2,729
Offering costs included in accrued offering costs	$50,393	$243,432
Offering costs paid by Sponsor under the promissory note	$—	$189,235
Deferred underwriting fee payable	$4,025,000	$—
Initial classification of ordinary shares subject to possible redemption	$118,450,000	$—
Re-measurement for Class A ordinary shares subject to possible redemption	$1,632,704	$—

The accompanying notes are an integral part of the financial statements.

CHENGHE ACQUISITION CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN

Chenghe Acquisition Co. (the “Company”) is a newly incorporated blank check company incorporated as a Cayman Islands exempted company on April 7, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses (the “Business Combination”). The Company has not selected any potential Business Combination target and the Company has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any potential Business Combination target.

As of December 31, 2022, the Company had not commenced any operations. All activity for the period from April 7, 2021 (inception) through December 31, 2022 relates to the Company’s formation, its initial public offering (the “IPO”) and searching for a Business Combination target. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s IPO was declared effective on April 27, 2022 (the “Effective Date”). On May 2, 2022, the Company consummated the IPO of 11,500,000 units, including the issuance of 1,500,000 units as a result of the underwriters’ full exercise of the over-allotment option (the “Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $115,000,000, which is discussed in Note 3.

Simultaneously with the closing of the IPO, the Company consummated the sale of 7,750,000 warrants (the “Private Placement Warrants,” such private placement, the “Private Placement”), (including 750,000 private placement warrants in connection with the full exercise of the underwriters’ overallotment option), at a price of $1.00 per Private Placement Warrant in a private placement to Chenghe Investment Co. (the “Sponsor”), generating gross proceeds of $7,750,000, which is discussed in Note 4.

Transaction costs amounted to $7,208,947 consisting of $2,300,000 of underwriting discount, $4,025,000 of deferred underwriting discount, and $883,947 of other offering costs.

The Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of any deferred underwriting commissions held in trust) at the time of signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

Following the closing of the IPO on May 2, 2022, an amount of $118,450,000 ($10.30 per Unit) from the net proceeds of the sale of the public units in the IPO and the sale of the Private Placement Warrants was placed in a Trust Account (“Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and may only be invested in U.S. government securities, within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the proceeds from the IPO and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of the initial Business Combination, (ii) the redemption of the public shares if the Company is unable to complete its initial Business Combination within the Combination Period (as define below), subject to applicable law, or (iii) the redemption of the public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company has not

CHENGHE ACQUISITION CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

consummated an initial Business Combination within the Combination Period, or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the public shareholders.

The Company will provide the public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued and outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the Trust Account is initially anticipated to be $10.30 per public share. The per share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters.

The ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have only 15 months or during one of the three three-month extensions (for a total up to 24 months) from the closing of the IPO (collectively, the “Combination Period”) to complete the initial Business Combination. If the Company has not completed the initial Business Combination within the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject, in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination; waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company has not consummated an initial Business Combination within the Combination Period or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity; waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete its initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete its initial Business Combination within the prescribed time frame; and (ii) vote any founder shares held by them and any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement,

CHENGHE ACQUISITION CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

reduce the amount of funds in the Trust Account to below the lesser of (i) $10.30 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.30 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure you that the Sponsor would be able to satisfy those obligations.

Liquidity and Going Concern

Prior to the completion of the IPO, the Company lacked the liquidity it needed to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. The Company has since completed its IPO at which time capital in excess of the funds deposited in the Trust Account and/or used to fund offering expenses was released to the Company for general working capital purposes. Accordingly, management has since reevaluated the Company’s liquidity and financial condition and determined that sufficient capital exists to sustain operations one year from the date these financial statements are issued and therefore substantial doubt has been alleviated.

In addition, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until August 1, 2023 (absent of any extension as described above) to consummate the initial Business Combination. The Company intends to complete the initial Business Combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any Business Combination by August 1, 2023. Management has determined that the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after August 1, 2023 (absent of any extension as described above).

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, as a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CHENGHE ACQUISITION CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and 2021. The Company held $640,833 and nil in cash as of December 31, 2022 and 2021, respectively.

Investments Held in Trust Account

As of December 31, 2022, the assets held in the Trust Account were marketable securities which are reported at fair value. As of December 31, 2022, the Company had $120,082,704 held in the Trust Account.

CHENGHE ACQUISITION CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary share subject to possible redemption is presented as temporary equity, outside of the shareholders’ (deficit) equity section of the Company’s balance sheets.

As of December 31, 2022, the amount of Class A ordinary shares reflected on the balance sheets are reconciled in the following table:

Gross proceeds	$115,000,000
Less:
Proceeds allocated to Public Warrants	(1,667,500)
Class A ordinary shares issuance at cost	(7,049,417)
Plus:
Re-measurement for Class A ordinary shares subject to possible redemption	13,799,621
Contingently redeemable ordinary share	$120,082,704

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of ASC 340-10-S99-1, SEC Staff Accounting bulletin Topic 5A — “Expenses of Offering”, and SEC Staff Accounting bulletin Topic 5T — “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the IPO. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction of equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company incurred offering costs amounting to $7,208,947 as a result of the IPO (consisting of $2,300,000 of underwriting fees, $4,025,000 of deferred underwriting fees, and $883,947 of other offering costs).

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2022 and 2021, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is

CHENGHE ACQUISITION CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Net Income (Loss) per Share

Net income (loss) per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. The number of weighted average shares for the year ended December 31, 2022 and for the period from April 7, 2021 (inception) through December 31, 2021 was reduced for the effect of an aggregate of 375,000 ordinary shares that were subject to forfeiture if the over-allotment option was not exercised by the underwriters. On May 2, 2022, the underwriters fully exercised their over-allotment option, hence, 375,000 Founder Shares were no longer subject to forfeiture. (see Note 5). As of December 31, 2022 and 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the periods presented.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

	Year Ended December 31, 2022		For the Period from April 7, 2021 (Inception) through December 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net income (loss)	$723,845	$258,995	$—	$(12,475)
Denominator:
Basic and diluted weighted average shares outstanding	7,687,671	2,750,685	—	2,500,000
Basic and diluted net income (loss) per ordinary share	$0.09	$0.09	$—	$(0.00)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, Fair Value Measurement (“ASC 820”), approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable

CHENGHE ACQUISITION CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1	—

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2	—

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3	—

Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets. The fair values of cash, prepaid assets, and accounts payable are estimated to approximate the carrying values as of December 31, 2022 and 2021 due to the short maturities of such instruments.

The estimated fair values of all assets held in the Trust Account are determined using available market information and classified as Level 1 measurements.

Warrant Instruments

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the instruments are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own common shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the instruments are outstanding. Upon further review of the proposed forms of warrant agreements, management concluded that the Public Warrants and Private Placement Warrants to be issued pursuant to the warrant agreements qualify for equity accounting treatment.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted

CHENGHE ACQUISITION CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

On May 2, 2022, the Company sold 11,500,000 Units, including 1,500,000 Units as a result of the underwriters’ full exercise of the over-allotment option, at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole warrant will entitle the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7). Each warrant will become exercisable 30 days after the completion of the initial Business Combination, and will expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 7,750,000 warrants at a price of $1.00 per warrant, for an aggregate purchase price of $7,750,000.

A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the IPO held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will be worthless (See Note 7).

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On April 8, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain of the offering and formation costs in exchange for an aggregate of 7,187,500 Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”). On June 20, 2021 and on December 28, 2021, respectively, the Sponsor surrendered and forfeited to the Company 1,437,500 Founder Shares for no consideration, following which, the Sponsor holds 4,312,500 Founder Shares. On March 29, 2022, the Sponsor further surrendered and forfeited to the Company 1,437,500 Founder Shares for no consideration, following which the Sponsor holds 2,875,000 Founder Shares. As a result of these surrender and forfeiture of Founder Shares, the per share price increased to approximately $0.009 per share. On March 30, 2022, the Sponsor transferred an aggregate of 177,439 of its Founder Shares to the Company’s independent director nominees and advisory board member, for their board and advisory services, in each case for no cash consideration, including 20,000 shares to each of Kwan Sun, Robert Ewing and Ning Ma, 50,000 shares to Kenneth W. Hitchner and 67,439 shares to Dr. Zhiwei Liu, respectively. Currently, the Sponsor holds 2,697,561 of the Company’s outstanding Class B ordinary shares. Up to 375,000 Founder Shares are subject to forfeiture to the extent over-allotment not exercised in full. On May 2, 2022, the underwriters fully exercised their over-allotment option, hence, 375,000 Founder Shares were no longer subject to forfeiture, so that the number of Founder Shares outstanding as of December 31, 2022 was 2,875,000.

The Company’s initial shareholders have agreed not to transfer, assign or sell any of their Founder Shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. Any permitted transferees

CHENGHE ACQUISITION CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

will be subject to the same restrictions and other agreements of the initial shareholders with respect to any Founder Shares (the “lock-up”). Notwithstanding the foregoing, if (1) the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummate a transaction after the initial Business Combination which results in the shareholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

Administrative Services Agreement

Commencing on April 27, 2022, the effective date of the Company’s registration statement for IPO, the Company will pay to the Sponsor $15,000 per month for office space, utilities, secretarial support and administrative services provided to members of the Company’s management team. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2022, the Company incurred $121,548 in fees for these services, and such amount is included in due to Sponsor in the accompanying balance sheets. For the period from April 7, 2021 (inception) through December 31, 2021, the Company did not incur any fees for these services.

Promissory Note — Related Party

On April 8, 2021, the Sponsor has agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and due at the earlier of June 30, 2022 or the closing of the IPO. As of May 2, 2022, the Company had borrowed $300,000 and repaid under the promissory note.

Related Party Loans

In order to finance working capital deficit or to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes its initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of the Working Capital Loans may be convertible into Private Placement Warrants of the post Business Combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. As of December 31, 2022 and 2021, no such Working Capital Loans were outstanding.

NOTE 6. COMMITMENTS

Registration Rights

The holders of the (i) Founder Shares, which were issued in a private placement prior to the closing of the IPO, (ii) Private Placement Warrants, which will be issued in a private placement simultaneously with the closing of the IPO and the Class A ordinary shares underlying such Private Placement Warrants and (iii) Private Placement Warrants that may be issued upon conversion of Working Capital Loans will have registration rights to require the Company to register a sale of any of the Company’s securities held by them pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

CHENGHE ACQUISITION CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 6. COMMITMENTS (cont.)

Underwriting Agreement

On May 2, 2022, the underwriters were paid a cash underwriting fee of 2% of the gross proceeds of the IPO, totaling $2,300,000.

In addition, $0.35 per unit, or approximately $4,025,000 in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 7. SHAREHOLDERS’ (DEFICIT) EQUITY

Preference Shares — The Company is authorized to issue a total of 5,000,000 preference shares at par value of $0.0001 each. As of December 31, 2022 and 2021, there were no shares of preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. As of December 31, 2022 and 2021, there were no shares of Class A ordinary shares issued or outstanding, excluding 11,500,000 and nil shares of Class A ordinary shares subject to redemption, respectively.

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. On April 8, 2021, the Company issued 7,187,500 Class B ordinary shares to its Sponsor for $25,000, or approximately $0.003 per share. On June 20, 2021 and on December 28, 2021, respectively, the Sponsor surrendered and forfeited to the Company 1,437,500 Founder Shares for no consideration, following which, the Sponsor holds 4,312,500 Founder Shares. On March 29, 2022, the Sponsor surrendered and forfeited to the Company 1,437,500 Founder Shares, following which the Sponsor holds 2,875,000 Founder Shares, 375,000 of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised. On May 2, 2022, the underwriters fully exercised their over-allotment option, hence, 375,000 Founder Shares were no longer subject to forfeiture, so that the number of Founder Shares outstanding as of December 31, 2022 was 2,875,000.

The Founder Shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares issued and outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business

Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Holders of record of the Class A ordinary shares and Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the Company’s amended and restated memorandum and articles of association or as required by the Companies Act or stock exchange rules, an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company is generally required to approve any matter voted on by the shareholders. Approval of certain actions require a special resolution under Cayman Islands law, which requires the affirmative vote

CHENGHE ACQUISITION CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 7. SHAREHOLDERS’ (DEFICIT) EQUITY (cont.)

of the holders of at least two-thirds of the ordinary shares who attend and vote at a general meeting of the Company, and pursuant to the Company’s amended and restated memorandum and articles of association, such actions include amending the Company’s amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company.

Warrants — As of December 31, 2022 and 2021, the total number of Public Warrants and Private Placement Warrants outstanding were 13,500,000 and nil, respectively. Each whole warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment as provided herein. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities, for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial shareholders or their affiliates, without taking into account any Founder Shares held by the initial shareholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 10-trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) of the Class A ordinary shares is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants cannot be exercised until 30 days after the completion of the initial Business Combination, and will expire at 5:00 p.m., New York City time, five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than fifteen business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in this paragraph shall mean the average reported closing price of the Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

CHENGHE ACQUISITION CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 7. SHAREHOLDERS’ (DEFICIT) EQUITY (cont.)

Redemption of Warrants

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the reported closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which before we send the notice of redemption to the warrant holders.

The “fair market value” of the Class A ordinary shares shall mean the average reported closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

NOTE 8. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

CHENGHE ACQUISITION CO.
CONDENSED BALANCE SHEETS

	June 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
Current assets
Cash	$395,559	$640,833
Prepaid expenses	128,643	215,720
Total Current Assets	524,202	856,553

Investments held in Trust Account	122,727,319	120,082,704
TOTAL ASSETS	$123,251,521	$120,939,257

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$654,935	$212,000
Accrued offering costs	—	50,000
Due to Sponsor	205,839	115,839
Total Current Liabilities	860,774	377,839
Deferred underwriting commissions	4,025,000	4,025,000
Total Liabilities	4,885,774	4,402,839

Commitments

Class A ordinary shares subject to possible redemption, $0.0001 par value, 11,500,000 number of shares at redemption value of $10.67 and $10.44 as of June 30, 2023 and December 31, 2022, respectively	122,727,319	120,082,704

Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding (excluding 11,500,000 shares subject to possible redemption as of June 30, 2023 and December 31, 2022, respectively)	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 2,875,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	288	288
Additional paid-in capital	—	—
Accumulated deficit	(4,361,860)	(3,546,574)
Total Shareholders’ Deficit	(4,361,572)	(3,546,286)
TOTAL LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT	$123,251,521	$120,939,257

The accompanying notes are an integral part of the unaudited condensed financial statements.

CHENGHE ACQUISITION CO.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
Operating and formation costs	$574,012	$196,604	$815,286	$196,604
Loss from operations	(574,012)	(196,604)	(815,286)	(196,604)

Other income (loss):
Interest earned on investments held in Trust Account	1,433,096	115,337	2,644,615	115,337
Other income, net	1,433,096	115,337	2,644,615	115,337

Net income (loss)	$859,084	$(81,267)	$1,829,329	$(81,267)

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to redemption	11,500,000	7,582,418	11,500,000	3,812,155

Basic and diluted net income (loss) per share, Class A ordinary shares subject to redemption	$0.06	$(0.01)	$0.13	$(0.01)

Basic and diluted weighted average shares outstanding, Non-redeemable ordinary shares	2,875,000	2,747,253	2,875,000	2,624,309

Basic and diluted net income (loss) per share, Non-redeemable ordinary shares	$0.06	$(0.01)	$0.13	$(0.01)

The accompanying notes are an integral part of the unaudited condensed financial statements.

CHENGHE ACQUISITION CO.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2023

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – March 31, 2023	—	—	2,875,000	288	—	(3,787,848)	(3,787,560)
Re-measurement for Class A ordinary shares subject to redemption amount	—	—	—	—	—	(1,433,096)	(1,433,096)
Net income	—	—	—	—	—	859,084	859,084
Balance – June 30, 2023	—	$—	2,875,000	$288	$—	$(4,361,860)	$(4,361,572)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2023	—	$—	2,875,000	$288	$—	$(3,546,574)	$(3,546,286)
Re-measurement for Class A ordinary shares subject to redemption amount	—	—	—	—	—	(2,644,615)	(2,644,615)
Net income	—	—	—	—	—	1,829,329	1,829,329
Balance – June 30, 2023	—	$—	2,875,000	$288	$—	$(4,361,860)	$(4,361,572)

The accompanying notes are an integral part of the unaudited condensed financial statements.

CHENGHE ACQUISITION CO.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2022

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance – March 31, 2022	—	—	2,875,000	288	24,712	(12,475)	12,525
Fair value of Public Warrants at issuance	—	—	—	—	1,667,500	—	1,667,500
Sale of 7,750,000 Private Placement Warrants	—	—	—	—	7,750,000	—	7,750,000
Allocated value of transaction costs to Class A ordinary shares	—	—	—	—	(159,530)	—	(159,530)
Re-measurement for Class A ordinary shares subject to redemption amount	—	—	—	—	(9,282,682)	(2,999,572)	(12,282,254)
Net loss	—	—	—	—	—	(81,267)	(81,267)
Balance – June 30, 2022	—	$—	2,875,000	$288	$—	$(3,093,314)	$(3,093,026)

FOR THE SIX MONTHS ENDED JUNE 30, 2022

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance – January 1, 2022	—	$—	2,875,000	$288	$24,712	$(12,475)	$12,525
Fair value of Public Warrants at issuance	—	—	—	—	1,667,500	—	1,667,500
Sale of 7,750,000 Private Placement Warrants	—	—	—	—	7,750,000	—	7,750,000
Allocated value of transaction costs to Class A ordinary shares	—	—	—	—	(159,530)	—	(159,530)
Re-measurement for Class A ordinary shares subject to redemption amount	—	—	—	—	(9,282,682)	(2,999,572)	(12,282,254)
Net loss	—	—	—	—	—	(81,267)	(81,267)
Balance – June 30, 2022	—	$—	2,875,000	$288	$—	$(3,093,314)	$(3,093,026)

The accompanying notes are an integral part of the unaudited condensed financial statements.

CHENGHE ACQUISITION CO.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Six Months Ended June 30,
	2023	2022
Cash Flows from Operating Activities:
Net income (loss)	$1,829,329	$(81,267)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on investments held in Trust Account	(2,644,615)	(115,337)
Changes in operating assets and liabilities:
Prepaid expenses	87,077	(293,807)
Due from Sponsor	—	13,040
Long-term prepaid insurance	—	(83,060)
Accrued expenses	462,935	71,360
Due to Sponsor	90,000	25,838
Net cash used in operating activities	(175,274)	(463,233)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(118,450,000)
Net cash used in investing activities	—	(118,450,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	112,700,000
Proceeds from sale of Private Placements Warrants	—	7,750,000
Proceeds from promissory note – related party	—	107,521
Repayment of promissory note – related party	—	(300,000)
Payment of offering costs	(70,000)	(641,590)
Net cash (used in) provided by financing activities	(70,000)	119,615,931

Net Change in Cash	(245,274)	702,698
Cash – Beginning of period	640,833	—
Cash – End of period	$395,559	$702,698

Non-Cash investing and financing activities:
Offering costs included in accrued offering costs	$—	$50,393
Deferred underwriting fee payable	$—	$4,025,000
Initial classification of ordinary shares subject to possible redemption	$—	$118,450,000
Re-measurement for Class A ordinary shares subject to possible redemption	$2,644,615	$115,337

The accompanying notes are an integral part of the unaudited condensed financial statements.

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN

Chenghe Acquisition Co. (the “Company”) is a newly incorporated blank check company incorporated as a Cayman Islands exempted company on April 7, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “business combination”). The Company has not selected any potential business combination target and the Company has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any potential business combination target.

As of June 30, 2023, the Company had not commenced any operations. All activity for the period from April 7, 2021 (inception) through June 30, 2023 relates to the Company’s formation, its initial public offering (the “IPO”) and searching for a business combination target. The Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s IPO was declared effective on April 27, 2022 (the “Effective Date”). On May 2, 2022, the Company consummated the IPO of 11,500,000 units, including the issuance of 1,500,000 units as a result of the underwriters’ full exercise of the over-allotment option (the “Units”), at $10.00 per Unit, generating gross proceeds of $115,000,000, which is discussed in Note 3. Each Unit consists of one Class A ordinary share (the “public share”) and one-half of one redeemable warrant (the “Public Warrant”).

Simultaneously with the closing of the IPO, the Company consummated the sale of 7,750,000 warrants (the “Private Placement Warrants”), including 750,000 Private Placement Warrants in connection with the full exercise of the underwriters’ overallotment option, at a price of $1.00 per Private Placement Warrant in a private placement (the “Private Placement”) to Chenghe Investment Co. (the “Sponsor”), generating gross proceeds of $7,750,000, which is discussed in Note 4.

Transaction costs amounted to $7,208,947 consisting of $2,300,000 of underwriting discount, $4,025,000 of deferred underwriting discount, and $883,947 of other offering costs.

The Company must complete one or more business combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of any deferred underwriting commissions held in trust) at the time of signing a definitive agreement in connection with the initial business combination. However, the Company will only complete a business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a business combination.

Following the closing of the IPO on May 2, 2022, an amount of $118,450,000 ($10.30 per Unit) from the net proceeds of the sale of the public units in the IPO and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and may only be invested in U.S. government securities, within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the proceeds from the IPO and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of the initial business combination, (ii) the redemption of the public shares if the Company is unable to complete its initial business combination within the Combination Period (as define below), subject to applicable law, or (iii) the redemption of the public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial business combination or to redeem 100% of the public shares if the Company has not

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

consummated an initial business combination within the Combination Period, or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the public shareholders.

The Company will provide the public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued and outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the Trust Account is initially anticipated to be $10.30 per public share. The per share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters.

The ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a business combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a business combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the business combination.

The Company has only 15 months or during one of the three three-month extensions approved by the board of directors pursuant to the amended and restated memorandum and articles of association (the “Original Extension Right”), for a total up to 24 months, from the closing of the IPO (collectively, the “Combination Period”) to complete the initial business combination. If the Company has not completed the initial business combination within the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject, in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

On July 5, 2023, the Company filed a definitive proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission ( “SEC”) for an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) to be held on July 26, 2023 to seek approval from its shareholders to amend the Company’s amended and restated memorandum and articles of association to (i) extend the date (the “Termination Date”) by which the Company must (A) consummate a business combination or (B) cease its operations except for the purpose of winding up if it fails to complete such business combination and redeem or repurchase 100% of the Company’s public shares, for three months, from August 2, 2023 (the date which is 15 months from the closing date of the IPO, the “Original Termination Date”) to November 2, 2023 (the “First-Phase Extended Date”) for a deposit, for the period from the Original Termination Date to the First-Phase Extended Date, of the lesser of (a) $300,000 and (b) $0.075 for each public share not redeemed as of the Original Termination Date and to allow the Company, without the need for any further approval of the Company’s shareholders, by resolutions of the board of directors of the Company, to elect to further extend the Termination Date, up to six times, each by an additional month, for an aggregate of six additional months beyond the First-Phase Extended Date, until up to May 2, 2024, for a deposit, for each monthly extension after the First-Phase Extended Date, of the lesser of (a) $100,000 and (b) $0.025 for each public share not redeemed as of the

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

Original Termination Date (such proposal, the “Extension Amendment Proposal”); and (ii) provide for the right of a holder of the Company’s Class B ordinary shares to convert into Class A ordinary shares on a one-for-one basis at any time before or concurrently with or immediately following the consummation of the business combination at the election of the holder (such proposal, the “Founder Share Amendment Proposal”).

The Sponsor, officers, directors and advisory board members (the “initial shareholders”) have agreed to (i) waive their redemption rights with respect to their Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”) and public shares in connection with the completion of the initial business combination; waive their redemption rights with respect to their Founder Shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial business combination or to redeem 100% of the public shares if the Company has not consummated an initial business combination within the Combination Period or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete its initial business combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete its initial business combination within the prescribed time frame; and (ii) vote any Founder Shares held by them and any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions) in favor of the initial business combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.30 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.30 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure you that the Sponsor would be able to satisfy those obligations.

Business Combination Agreement

On July 21, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) with Semilux International Ltd., a Cayman Islands exempted company limited by shares (“CayCo”), SEMILUX LTD., a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of CayCo (“Merger Sub”), and Taiwan Color Optics, Inc. (“TCO” and together with CayCo and Merger Sub, the “TCO Parties”), a company incorporated and in existence under the laws of Taiwan with uniform commercial number of 25052644, pursuant to which, among other transactions, subject to and in accordance with the terms and conditions set forth therein, Merger Sub shall be merged with and into the Company with the Company being the surviving company and as a direct wholly owned subsidiary of CayCo (the “Merger”), and the Company will change its name to “SEMILUX LTD.” (the “Business Combination”).

Pursuant to the Business Combination Agreement, at the time when the Merger becomes effective, (i) each outstanding Unit will be automatically separated (“Unit Separation”) and the holder thereof will be deemed to hold one Class A ordinary share and one-half Public Warrant of the Company; (ii) each then issued and outstanding Class B ordinary share of the Company will be automatically converted into one Class A ordinary share of the

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

Company (the “SPAC Class B Conversion”) and each Class B ordinary share of the Company shall no longer be issued and outstanding and shall automatically be cancelled and cease to exist; (iii) each Class A ordinary share of the Company (which for the avoidance of doubt, includes the Class A ordinary shares (A) issued in connection with the SPAC Class B Conversion; and (B) held as a result of Unit Separation) shall be converted into the right to receive one ordinary share of CayCo; and (iv) each warrant of the Company that is outstanding and unexercised shall be automatically converted into the right to receive a warrant of CayCo, which shall be on the same terms and conditions as the applicable warrant of the Company.

Under the Business Combination Agreement, the obligations of the parties (or, in some cases, some of the parties) to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) the accuracy of representations and warranties to various standards, from no material qualifier to a material adverse effect qualifier, (ii) material compliance with pre-closing covenants, (iii) no material adverse effect for TCO, (iv) TCO’s Company Acquisition Percentage (as defined in the Business Combination Agreement) reaching at least 90.1%; (v) the consummation of the TCO Restructuring (as defined in the Business Combination Agreement); (v) the delivery of customary closing certificates, (vi) the receipt of required governmental approval and such approval being effective, (vii) the receipt of all required third party consents, if any, (viii) the absence of a legal prohibition on consummating the transactions, (ix) approval by the Company’s and TCO’s shareholders, (x) approval of a listing application on the New York Stock Exchange or the Nasdaq Stock Market for newly issued shares, and (xi) the Company having at least US$5,000,001 of net tangible assets remaining after redemption.

The full Business Combination Agreement and other agreements entered into or contemplated to be executed prior to the closing of the Business Combination have been filed on a Current Report on Form 8-K with the SEC on July 21, 2023.

Liquidity and Going Concern

Prior to the completion of the IPO, the Company lacked the liquidity it needed to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. The Company has since completed its IPO at which time capital in excess of the funds deposited in the Trust Account and/or used to fund offering expenses was released to the Company for general working capital purposes. Accordingly, management has since reevaluated the Company’s liquidity and financial condition and determined that sufficient capital exists to sustain operations one year from the date these financial statements are issued and therefore substantial doubt has been alleviated.

In addition, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until August 1, 2023 (which may be extended by the Company for up to nine months periods to May 2, 2024 if the Extension Amendment Proposal is approved or if the Company exercises the Original Extension Right) to consummate the initial business combination. The Company intends to complete the initial business combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any business combination by August 1, 2023 (which may be extended by the Company for up to nine months periods to May 2, 2024 if the Extension Amendment Proposal is approved or if the Company exercises the Original Extension Right). Management has determined that the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after August 1, 2023 (which may be extended by the Company for up to nine months periods to May 2, 2024 if the Extension Amendment Proposal is approved or if the Company exercises the Original Extension Right).

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, as a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a business combination, or the operations of a target business with which the Company ultimately consummates a business combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a business combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the SEC on March 31, 2023. The interim results for the three and six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2023 and December 31, 2022. The Company held $395,559 and $640,833 in cash as of June 30, 2023 and December 31, 2022, respectively.

Investments Held in Trust Account

As of June 30, 2023 and December 31, 2022, the assets held in the Trust Account were marketable securities which are reported at fair value. As of June 30, 2023 and December 31, 2022, the Company had $122,727,319 and $120,082,704 held in the Trust Account.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary share subject to possible redemption is presented as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed balance sheets.

Under ASC 480-10-S99, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the security to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security.

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of June 30, 2023 and December 31, 2022, the amount of Class A ordinary shares reflected on the balance sheets are reconciled in the following table:

Gross proceeds	$115,000,000
Less:
Proceeds allocated to Public Warrants	(1,667,500)
Class A ordinary shares issuance at cost	(7,049,417)
Plus:
Re-measurement for Class A ordinary shares subject to possible redemption	13,799,621
Contingently redeemable ordinary share, December 31, 2022	$120,082,704
Plus:
Re-measurement for Class A ordinary shares subject to possible redemption	2,644,615
Contingently redeemable ordinary share, June 30, 2023	$122,727,319

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of ASC 340-10-S99-1, SEC Staff Accounting bulletin Topic 5A — “Expenses of Offering”, and SEC Staff Accounting bulletin Topic 5T — “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the IPO. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction of equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company incurred offering costs amounting to $7,208,947 as a result of the IPO (consisting of $2,300,000 of underwriting fees, $4,025,000 of deferred underwriting fees, and $883,947 of other offering costs).

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of June 30, 2023 and December 31, 2022, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net Income (Loss) per Ordinary Share

Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. The number of weighted average shares for the period from April 7, 2021 (inception) through December 31, 2021 was reduced for the effect of an aggregate of 375,000 ordinary shares that were subject to forfeiture if the over-allotment option was not exercised by the underwriters. On May 2, 2022, the underwriters fully exercised their over-allotment option, hence, 375,000 Founder Shares were no longer subject to forfeiture. (see Note 5). As of June 30, 2023 and 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic income per share for the periods presented.

The following table reflects the calculation of basic and diluted net income (loss) per ordinary share:

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2023		2022		2023		2022
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net income (loss)	$687,267	$171,817	$(59,653)	$(21,614)	$1,463,463	$365,866	$(48,132)	$(33,135)
Denominator:
Basic and diluted weighted average shares outstanding	11,500,000	2,875,000	7,582,418	2,747,253	11,500,000	2,875,000	3,812,155	2,624,309
Basic and diluted net income (loss) per ordinary share	$0.06	$0.06	$(0.01)	$(0.01)	$0.13	$0.13	$(0.01)	$(0.01)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times may exceed the Federal Depository Insurance Corporation limit of $250,000. The Company has not experienced losses on this account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, Fair Value Measurement (“ASC 820”), approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1	—

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2	—

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3	—

Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets. The fair values of cash, prepaid assets, and accounts payable are estimated to approximate the carrying values as of June 30, 2023 and December 31, 2022 due to the short maturities of such instruments.

The estimated fair values of all assets held in the Trust Account are determined using available market information and classified as Level 1 measurements.

Warrant Instruments

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in Financial Accounting Standards Board Accounting Standards Codification 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the instruments are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own common shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the instruments are outstanding. Based on the warrant agreement and private placement warrants purchase agreement, both dated April 27, 2022, pursuant to which the Public Warrants and the Private Placement Warrants were issued respectively, management concluded that the Public Warrants and Private Placement Warrants qualify for equity accounting treatment.

Recent Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company has determined not to early adopt ASU 2020-06.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 3. INITIAL PUBLIC OFFERING

On May 2, 2022, the Company sold 11,500,000 Units, including 1,500,000 Units as a result of the underwriters’ full exercise of the over-allotment option, at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Each whole warrant will entitle the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7). Each warrant will become exercisable 30 days after the completion of the initial business combination, and will expire five years after the completion of the initial business combination or earlier upon redemption or liquidation.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 7,750,000 warrants at a price of $1.00 per warrant, for an aggregate purchase price of $7,750,000.

A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the IPO held in the Trust Account. If the Company does not complete a business combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the public shares (subject to the requirements of applicable law) and the Private Placement Warrants will be worthless (See Note 7).

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On April 8, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain of the offering and formation costs in exchange for an aggregate of 7,187,500 Founder Shares. On June 20, 2021 and on December 28, 2021, respectively, the Sponsor surrendered and forfeited to the Company 1,437,500 Founder Shares for no consideration, following which, the Sponsor holds 4,312,500 Founder Shares. On March 29, 2022, the Sponsor further surrendered and forfeited to the Company 1,437,500 Founder Shares for no consideration, following which the Sponsor holds 2,875,000 Founder Shares. As a result of these surrender and forfeiture of Founder Shares, the per share price increased to approximately $0.009 per share. On March 30, 2022, the Sponsor transferred an aggregate of 177,439 of its Founder Shares to the Company’s independent director nominees and advisory board member, for their board and advisory services, in each case for no cash consideration, including 20,000 shares to each of Kwan Sun, Robert Ewing and Ning Ma, 50,000 shares to Kenneth W. Hitchner and 67,439 shares to Dr. Zhiwei Liu, respectively. Currently, the Sponsor holds 2,697,561 of the Company’s outstanding Class B ordinary shares. Up to 375,000 Founder Shares are subject to forfeiture to the extent over-allotment not exercised in full. On May 2, 2022, the underwriters fully exercised their over-allotment option, hence, 375,000 Founder Shares were no longer subject to forfeiture, so that the number of Founder Shares outstanding as of June 30, 2023 was 2,875,000.

The Company’s initial shareholders have agreed not to transfer, assign or sell any of their Founder Shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of the initial business combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial business combination that results in all of the shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the initial shareholders with respect to any Founder Shares (the “lock-up”). Notwithstanding the foregoing, if (1) the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination or (2) if the Company consummate a transaction after the initial business combination which results in the shareholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Administrative Services Agreement

Commencing on April 27, 2022, the effective date of the Company’s registration statement for IPO, the Company pay to the Sponsor $15,000 per month for office space, utilities, secretarial support and administrative services provided to members of the Company’s management team. Upon completion of the initial business combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the three and six months ended June 30, 2023, the Company incurred $45,000 and $90,000 in fees for these services, respectively, and such amount is included in due to Sponsor in the accompanying balance sheets. For the three and six months ended June 30, 2022, the Company incurred $31,548 in fees for these services, and such amount is included in due to Sponsor in the accompanying balance sheets.

Promissory Note — Related Party

On April 8, 2021, the Sponsor has agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and due at the earlier of June 30, 2022 or the closing of the IPO. As of May 2, 2022, the Company had borrowed $300,000 and repaid under the promissory note.

Related Party Loans

In order to finance working capital deficit or to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes its initial business combination, the Company would repay the Working Capital Loans. In the event that the initial business combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of the Working Capital Loans may be convertible into Private Placement Warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. The terms of such warrants would be identical to those of the Private Placement Warrants. As of June 30, 2023 and December 31, 2022, no such Working Capital Loans were outstanding.

NOTE 6. COMMITMENTS

Registration Rights

The holders of the (i) Founder Shares, (ii) Private Placement Warrants, and the Class A ordinary shares underlying such Private Placement Warrants and (iii) warrants that may be issued upon conversion of Working Capital Loans have registration rights to require the Company to register a sale of any of the Company’s securities held by them pursuant to a registration rights agreement dated April 27, 2022. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

On May 2, 2022, the underwriters were paid a cash underwriting fee of 2% of the gross proceeds of the IPO, totaling $2,300,000.

In addition, $0.35 per unit, or approximately $4,025,000 in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a business combination, subject to the terms of the underwriting agreement.

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 7. SHAREHOLDERS’ DEFICIT

Preference Shares — The Company is authorized to issue a total of 5,000,000 preference shares at par value of $0.0001 each. As of June 30, 2023 and December 31, 2022, there were no shares of preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. As of June 30, 2023 and December 31, 2022, there were no shares of Class A ordinary shares issued or outstanding, excluding 11,500,000 and 11,500,000 shares of Class A ordinary shares subject to redemption, respectively.

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. On April 8, 2021, the Company issued 7,187,500 Class B ordinary shares to its Sponsor for $25,000, or approximately $0.003 per share. On June 20, 2021 and on December 28, 2021, respectively, the Sponsor surrendered and forfeited to the Company 1,437,500 Founder Shares for no consideration, following which, the Sponsor holds 4,312,500 Founder Shares. On March 29, 2022, the Sponsor surrendered and forfeited to the Company 1,437,500 Founder Shares, following which the Sponsor holds 2,875,000 Founder Shares, 375,000 of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised. On May 2, 2022, the underwriters fully exercised their over-allotment option, hence, 375,000 Founder Shares were no longer subject to forfeiture, so that the number of Founder Shares outstanding as of June 30, 2023 was 2,875,000.

The Founder Shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial business combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the initial business combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares issued and outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial business combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial business combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Holders of record of the Class A ordinary shares and Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the Company’s amended and restated memorandum and articles of association or as required by the Companies Act or stock exchange rules, an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company is generally required to approve any matter voted on by the shareholders. Approval of certain actions require a special resolution under Cayman Islands law, which requires the affirmative vote of the holders of at least two-thirds of the ordinary shares who attend and vote at a general meeting of the Company, and pursuant to the Company’s amended and restated memorandum and articles of association, such actions include amending the Company’s amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company.

The Company is to hold an Extraordinary Meeting on July 26, 2023 to seek shareholder approval, among other things, to amend the amended and restated memorandum and articles of association to provide for the right of a holder of the Company’s Class B ordinary shares to convert into Class A ordinary shares on a one-for-one basis at any time before or concurrently with or immediately following the consummation of the business combination at the election of the holder. See Note 1.

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 7. SHAREHOLDERS’ DEFICIT (cont.)

Warrants — As of June 30, 2023 and December 31, 2022, the total number of Public Warrants and Private Placement Warrants outstanding were 13,500,000 and 13,500,000, respectively. Each whole warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment as provided herein. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities, for capital raising purposes in connection with the closing of the initial business combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial shareholders or their affiliates, without taking into account any Founder Shares held by the initial shareholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 10-trading day period starting on the trading day prior to the day on which the Company consummates its initial business combination (such price, the “Market Value”) of the Class A ordinary shares is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants cannot be exercised until 30 days after the completion of the initial business combination, and will expire at 5:00 p.m., New York City time, five years after the completion of the initial business combination or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than fifteen business days after the closing of the initial business combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth business day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in this paragraph shall mean the average reported closing price of the Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 7. SHAREHOLDERS’ DEFICIT (cont.)

Redemption of Warrants

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the reported closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which before we send the notice of redemption to the warrant holders.

The “fair market value” of the Class A ordinary shares shall mean the average reported closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

NOTE 8. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, other than described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

On July 5, 2023, the Company filed a definitive proxy statement on Schedule 14A with the SEC for the Extraordinary Meeting to be held on July 26, 2023 to seek approval from its shareholders of the following proposals:

•        The Extension Amendment Proposal:    A proposal by special resolution, to amend the Company’s amended and restated memorandum and articles of association, to extend the Termination Date, for three months, from August 2, 2023 to November 2, 2023 for a deposit of the lesser of (a) $300,000 and (b) $0.075 for each public share not redeemed as of the Original Termination Date and to allow the Company, without the need for any further approval of the Company’s shareholders, by resolutions of the board of directors of the Company, to elect to further extend the Termination Date, up to six times, each by an additional month, for an aggregate of six additional months beyond the First-Phase Extended Date, until up to May 2, 2024, for a deposit, for each monthly extension after the First-Phase Extended Date, of the lesser of (a) $100,000 and (b) $0.025 for each Class A Ordinary Share not redeemed as of the Original Termination Date.

•        The Founder Share Amendment Proposal:    A proposal by special resolution, to amend the Company’s amended and restated memorandum and articles of association, to provide for the right of a holder of the Company’s Class B ordinary shares, to convert into Class A Ordinary Shares on a one-for-one basis at any time before or concurrently with or immediately following the consummation of the Company’s business combination at the election of the holder.

•        The Adjournment Proposal (if presented):    A proposal by ordinary resolution, to approve the adjournment of the Extraordinary Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes to approve the Extension Amendment Proposal or the Founder Share Amendment Proposal, (ii) if the holders of Class A ordinary shares have elected to redeem an amount of shares in connection with the Extension Amendment Proposal such that the Company would not adhere to the continued listing requirements of the Nasdaq Stock Market LLC or (iii) if the Company determines before the Extraordinary Meeting that it is not necessary or no longer desirable to proceed with the other proposals, including that the Company has elected to exercise the Original Extension Right.

CHENGHE ACQUISITION CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2023
(UNAUDITED)

NOTE 8. SUBSEQUENT EVENTS (cont.)

On July 21, 2023, the Company entered into the Business Combination Agreement with the TCO Parties, pursuant to which, among other transactions, subject to and in accordance with the terms and conditions set forth therein, Merger Sub shall be merged with and into the Company with the Company being the surviving company and as a direct wholly owned subsidiary of CayCo, and the Company will change its name to “SEMILUX LTD.”.

Pursuant to the Business Combination Agreement, at the time when the Merger becomes effective, (i) each outstanding Unit will be automatically separated and the holder thereof will be deemed to hold one Class A ordinary share and one-half Public Warrant of the Company; (ii) each then issued and outstanding Class B ordinary share of the Company will be automatically converted into one Class A ordinary share of the Company and each Class B ordinary share of the Company shall no longer be issued and outstanding and shall automatically be cancelled and cease to exist; (iii) each Class A ordinary share of the Company (which for the avoidance of doubt, includes the Class A ordinary shares (A) issued in connection with the SPAC Class B Conversion; and (B) held as a result of Unit Separation) shall be converted into the right to receive one ordinary share of CayCo; and (iv) each warrant of the Company that is outstanding and unexercised shall be automatically converted into the right to receive a warrant of CayCo, which shall be on the same terms and conditions as the applicable warrant of the Company.

Under the Business Combination Agreement, the obligations of the parties (or, in some cases, some of the parties) to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) the accuracy of representations and warranties to various standards, from no material qualifier to a material adverse effect qualifier, (ii) material compliance with pre-closing covenants, (iii) no material adverse effect for TCO, (iv) TCO’s Company Acquisition Percentage (as defined in the Business Combination Agreement) reaching at least 90.1%; (v) the consummation of the TCO Restructuring (as defined in the Business Combination Agreement); (v) the delivery of customary closing certificates, (vi) the receipt of required governmental approval and such approval being effective, (vii) the receipt of all required third party consents, if any, (viii) the absence of a legal prohibition on consummating the transactions, (ix) approval by the Company’s and TCO’s shareholders, (x) approval of a listing application on the New York Stock Exchange or the Nasdaq Stock Market for newly issued shares, and (xi) the Company having at least US$5,000,001 of net tangible assets remaining after redemption.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Taiwan Color Optics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Taiwan Color Optics, Inc. (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive (loss)/income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

Enrome LLP

We have served as the Company’s auditor since 2023 Singapore,

July 12, 2023

TAIWAN COLOR OPTICS INC.

CONSOLIDATED BALANCE SHEETS

(NT$ in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022	2022
	NT$	NT$	US$ (Note 2 (e))
ASSETS
Current assets:
Cash and cash equivalents	290,468	299,340	9,747
Restricted cash	101,521	124,683	4,060
Accounts receivable, net	24,656	6,407	209
Inventories, net	27,536	36,768	1,197
Prepayments and other current assets	6,097	10,235	334
Total current assets	450,278	477,433	15,547
Non-current assets:
Property and equipment, net	44,896	54,876	1,787
Right-of-use assets	35,217	6,179	201
Deferred tax assets, net	7,405	946	31
Other non-current assets	23,507	7,623	248
Total non-current assets	111,025	69,624	2,267
TOTAL ASSETS	561,303	547,057	17,814

LIABILITIES
Current liabilities:
Short-term borrowings	90,111	108,370	3,529
Accounts payable	8,040	1,696	55
Other payables	14,938	15,988	521
Income tax payable	2,079	—	—
Operating lease liabilities, current	13,437	4,548	148
Long-term borrowings, current	15,451	21,067	686
Other current liabilities	544	465	15
Total current liabilities	144,600	152,134	4,954
Non-current liabilities:
Long-term borrowings, non-current	52,928	47,700	1,553
Operating lease liabilities, non-current	19,982	1,325	43
Other non-current liabilities	2,832	—	—
Total non-current liabilities	75,742	49,025	1,596
TOTAL LIABILITIES	220,342	201,159	6,550

Commitments and contingencies (Note 15)

EQUITY
Ordinary shares (NT$10 par value, 1000,000,000 shares authorized, 28,151,000 shares issued and outstanding as of December 31, 2021 and December 31, 2022)	281,510	281,510	9,167
Additional paid-in capital	46,365	46,365	1,510
Statutory reserve	13,504	13,504	440
Accumulated deficit/retained earnings	(14,165)	4,519	147
Accumulated other comprehensive loss	(1,439)	—	—
Total equity attributable to shareholders of TAIWAN COLOR OPTICS INC.	325,775	345,898	11,264
Non-controlling interests	15,186	—	—
TOTAL EQUITY	340,961	345,898	11,264
TOTAL LIABILITIES AND EQUITY	561,303	547,057	17,814

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN COLOR OPTICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
(NT$ in thousands, except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2021	2022	2022
	NT$	NT$	US$ (Note 2 (e))
Total revenues	126,133	102,438	3,336
Cost of revenue	69,310	56,525	1,841
Gross profit	56,823	45,913	1,495
Operating expenses
Selling expenses	10,490	12,534	408
Administrative expenses	18,387	25,650	835
Research and development expenses	40,921	26,845	874
Impairment loss	—	253	8
Total operating expenses	69,798	65,282	2,125
Net operating loss	(12,975)	(19,369)	(630)
Non-operating (expenses) income
Interest income	419	3,462	113
Other income	7,166	2,844	93
Other (loss) gains, net	(21,627)	37,399	1,218
Interest expenses	(2,196)	(2,884)	(94)
Total non-operating (expenses) income	(16,238)	40,821	1,330
(Loss) profit before income tax	(29,213)	21,452	700
Income tax expenses	1,298	6,429	209
Net (loss) income	(30,511)	15,023	491
Less: Net loss attributable to non-controlling interests	(16,091)	(3,661)	(119)
Net (loss) income attributable to ordinary shareholders	(14,420)	18,684	608
Other comprehensive (loss) income
Foreign currency translation adjustment	(329)	—	—
Total comprehensive (loss) income	(30,840)	15,023	491
Less: Comprehensive (loss) income attributable to non-controlling interests	(16,174)	(3,661)	(119)
Total comprehensive (loss) income attributable to ordinary shareholders	(14,666)	18,684	610
Net (loss) income per ordinary share
– Basic and diluted	(0.51)	0.66	0.02
Weighted average number of ordinary shares
– Basic and diluted	28,151,000	28,151,000

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN COLOR OPTICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(NT$ in thousands, except for share and per share data, or otherwise noted)

	Ordinary share		Additional paid-in capital	Statutory reserve	Accumulated deficit/ retained earnings	Accumulated other comprehensive loss	Total equity attributable to shareholders of parent company	Non- controlling interests	Total equity
	Number	Amount
Balance as of December 31, 2020	28,151,000	281,510	46,365	13,504	255	(1,193)	340,441	31,360	371,801
Net loss	—	—	—	—	(14,420)	—	(14,420)	(16,091)	(30,511)
Foreign currency translation adjustment	—	—	—	—	—	(246)	(246)	(83)	(329)
Balance as of December 31, 2021	28,151,000	281,510	46,365	13,504	(14,165)	(1,439)	325,775	15,186	340,961
Net income (loss)	—	—	—	—	18,684	—	18,684	(3,661)	15,023
Disposal of subsidiaries	—	—	—	—	—	1,439	1,439	(11,525)	(10,086)
Balance as of December 31, 2022	28,151,000	281,510	46,365	13,504	4,519	—	345,898	—	345,898

The accompanying notes are an integral part of these consolidated financial statements

TAIWAN COLOR OPTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(NT$ in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2022
	NT$	NT$	US$ (Note 2 (e))
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(30,511)	15,023	491
Adjustments to reconcile net (loss) income to net cash from operating activities:
Depreciation expense	26,715	24,805	808
Amortization expense	10,207	—	—
Valuation allowance for doubtful account	—	253	8
Deferred income tax (benefit)	(974)	6,429	209
Gain on disposal of property and equipment, net	—	(25)	(1)
Loss on disposal of subsidiaries	—	5,118	167
Changes in operating assets and liabilities:
Accounts receivable, net	(7,131)	16,731	545
Inventories, net	(8,669)	(9,442)	(307)
Prepaid expenses and other current assets	(3,454)	(7,376)	(240)
Right-of-use assets	(6,681)	—	—
Other non-current assets	(1,993)	3,646	119
Accounts payable	1,290	(5,078)	(165)
Lease liabilities	(5,603)	(11,704)	(386)
Other payables	4,243	198	6
Income taxes payable	1,814	753	25
Other current and non-current liabilities	(212)	(2,832)	(92)
Net cash flows (used in) provided by operating activities	(20,959)	36,499	1,187

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries, net off cash balance at disposed entities	—	(1,511)	(49)
Purchase of property and equipment, net	(19,426)	(28,417)	(925)
Proceeds from disposal of property and equipment, net	—	35	1
Decrease in refundable deposits	10	790	26
Net cash used in investing activities	(19,416)	(29,103)	(947)

CASH FLOWS FORM FINANCING ACTIVITIES
Increase in short-term loans	77,480	219,164	7,137
Decrease in short-term loans	(52,740)	(200,904)	(6,542)
Proceeds from long-term debt	44,780	21,790	710
Repayments of long-term debt	(1,545)	(15,412)	(502)
Net cash flows provided by financing activities	67,975	24,638	803
Effect of exchange rate changes on cash and cash equivalents	(327)	—
Net increase in cash, cash equivalents and restricted cash	27,273	32,034	1,043
Cash, cash equivalents and restricted cash at beginning of year	364,716	391,989	12,764
Cash, cash equivalents and restricted cash at end of year	391,989	424,023	13,807
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	(458)	(2,413)	—
Cash paid for interest	(1,690)	(2,695)	—

Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	6,681	—	—

TAIWAN COLOR OPTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(NT$ in thousands, except for share and per share data, or otherwise noted)

The following tables provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statement of cash flows:

	December 31, 2021	December 31, 2022
Cash and cash equivalents, beginning of the year	$287,943	$290,468
Restricted cash, beginning of year	76,773	101,521
Total cash and restricted cash, beginning of year	$364,716	$391,989
	December 31, 2021	December 31, 2022
Cash and cash equivalents, end of the year	$290,468	$299,340
Restricted cash, end of year	101,521	124,683
Total cash and restricted cash, end of year	$391,989	$424,023

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN COLOR OPTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

1. Organization and principal activities

TAIWAN COLOR OPTICS, INC. (“TCO INC.”) was established in October 2009 in Republic of China (R.O.C.). The Company and its subsidiaries (collectively the “Company”) are primarily engaged in the development, manufacture and sales of laser module and its components.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entity:

Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Major business activities
Taiwan Color Optics Inc	October 19, 1999	Taiwan	100%	Sales of laser module and its components

2. Summary of Significant accounting policies

(a) Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The consolidated financial statements include the accounts of TCO INC. and its wholly-owned subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

(c) Use of estimates and assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reporting periods and disclosed in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Company’s consolidated financial statements include lower of cost and net realizable value of inventory, recoverability of receivables, valuation of deferred tax assets,net, and assessment for impairment of long-lived assets, useful lives and residual values of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

(d) Foreign currency translation

The financial statements of each individual consolidated entity were expressed in the currency which reflected its primary economic environment (functional currency). The functional currency of the Company and presentation currency of the consolidated financial statements are both New Taiwan Dollars (NT$). In preparing the consolidated financial statements, the operating results and financial positions of each consolidated entity are translated into NT$.

In preparing the financial statements of each individual consolidated entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined.

TAIWAN COLOR OPTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2. Summary of Significant accounting policies (cont.)

Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated. For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

(e) Convenience translation

The Company maintains its accounts and express its consolidated financial statements in New Taiwan dollars, which is the Company’s functional currency. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was NT$30.71 to US$1.00 as of December 31, 2022. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(f) Cash and cash equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(g) Restricted cash

Cash that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash, and that are restricted as to withdrawal or use for other than current operations is classified as non-current. The restricted cash represents time deposits that secures the Company’s short-term borrowings.

(h) Accounts receivable, net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value.

Provision for doubtful accounts is recognized when reasonable and supportable forecasts affect the expected collectability. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company considers many factors in assessing the collectability such as the age of the amounts due, consideration of historical loss experience, adjusted for current conditions, forward-looking indicators, trends in customer payment frequency. The Company established standards and policies for reviewing major account exposures and concentrations of risk. The allowance for doubtful accounts as of December 31, 2021 and 2022 was NT$23 and NT$276, respectively.

(i) Prepayment and other assets

Prepayment and other assets represent amounts that the Company has paid in advance of receiving benefits or services. Prepayment and other assets include amounts for prepayments to suppliers, prepaid expenses and prepaid insurance premiums and are recognized as an expense over the general contractual period.

TAIWAN COLOR OPTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2. Summary of Significant accounting policies (cont.)

(j) Inventories

Inventories are stated at the lower of cost or estimated net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the weighted-average basis. The Company records inventory write-downs as cost of revenue for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the inventory less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(k) Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•        Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

•        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•        Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, restricted cash, prepayments and other current assets, short-term borrowings, accounts payables, other payables and other liabilities approximates fair value because of their short-term nature.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

TAIWAN COLOR OPTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2. Summary of Significant accounting policies (cont.)

(l) Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives and estimated residual values of the related assets. The estimated useful lives of these assets are generally as follows:

Category	Estimated useful life
Machinery equipment	3 – 8 years
Other equipment	3 – 8 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are the differences between the net sales proceeds and the carrying amounts of the relevant assets and are recognized in the consolidated statements of operations and comprehensive (loss)/income.

Construction in process records the cost of construction work, which is not yet completed. A construction in process item is not depreciated until the asset is placed in service. Depreciation is recorded starting at the time when assets are ready for the intended use.

(m) Leases

For a contract that contains a lease component and non-lease component, the Company may elect to account for the lease and non-lease components as a single lease component.

The Company as lessee

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). ASC 842 requires that lessees recognize right-of-use (“ROU”) assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months.

Right-of-use (“ROU”) assets represent the Company’s right to use underlying assets including vehicles and production equipment for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. The Company has both operating lease and finance lease. For operating lease, lease expense is recorded on a straight-line basis over the lease term. The amortization of the right-of-use asset is calculated as the difference between the straight-line lease expense and the interest calculated on the lease liability.

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts

TAIWAN COLOR OPTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2. Summary of Significant accounting policies (cont.)

expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

(n) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2021 and 2022.

(o) Borrowings

Borrowings comprise long-term and short-term bank borrowings. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(p) Revenue recognition

Revenue is recognized based on the requirements of ASC Topic 606 when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Revenue is recognized when the following five-step revenue recognition criteria are met:

1)      Identify the contract with a customer

2)      Identify the performance obligations in the contract

3)      Determine the transaction price

4)      Allocate the transaction price

5)      Recognize revenue when or as the entity satisfies a performance obligation

The following table identifies the disaggregation of the Company’s revenue for the years ended December 31, 2021 and 2022, respectively:

	For the Years Ended December 31,
	2021	2022
Sale of laser diode modules and related components	124,816	97,587
Others	1,317	4,851
Total	126,133	102,438

TAIWAN COLOR OPTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2. Summary of Significant accounting policies (cont.)

	For the Years Ended December 31,
	2021	2022
Taiwan	4,521	10,006
China	105,432	75,246
Germany	12,979	14,926
Others	3,201	2,260
Total	126,133	102,438

Sale of laser diode modules and related components

The Company mainly engages in the manufacturing and sale of laser diode modules and related components. The consideration is fixed and the revenue is recognized at a point in time when the Company satisfies the performance obligation by transferring promised product to a customer upon acceptance by customers.

Contract assets and liabilities

The Company applies the practical expedient in Topic 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in cost of revenues if any.

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit. Contract assets are recognized for in related accounts receivable.

Other than accounts receivable, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheets as of December 31, 2021 and 2022.

(p) Cost of revenue

Cost of revenue consists primarily of cost of products, labor cost, depreciation, maintenance, and other overhead expenses.

(q) Research and development expenses

Research and development costs include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products. Such costs related to product development are included in research and development expense until the technological feasibility is reached, which is generally shortly before the products are released to production. Research and development costs are charged to the consolidated statements of operations as incurred.

(r) Taxation

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company offset deferred tax assets and liabilities within a jurisdiction.

TAIWAN COLOR OPTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2. Summary of Significant accounting policies (cont.)

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of (loss) income for the years ended December 31, 2021 and 2022, respectively.

The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(s) Government subsidies

Government subsidies are recognized as other income when received and all the conditions for their receipt have been met. The government subsidies were paid by cash and have no defined rules and regulations to govern the criteria necessary for the Group to enjoy the benefits.

(t) Non-controlling Interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets and net (loss)/income and other comprehensive loss attributable to non-controlling shareholders are presented as a separate component on the consolidated statements of operations.

(u) (Loss) income per share

The Company computes basic (loss)/income per share in accordance with ASC Topic 260, “Earnings per Share” by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(v) Recently issued accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326)”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2020-04, ASU 2020-05, ASU 2020-10, ASU 2020-11, ASU 2021-02 and ASU 2022-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after

TAIWAN COLOR OPTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2. Summary of Significant accounting policies (cont.)

December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company expects the impact of adoption of this ASU was immaterial to its financial statements.

In March 2023, the FASB issued ASU No. 2023-01, “Leases (Topic 842): Common Control Arrangements”, which amends certain provisions of ASC 842 that apply to arrangements between related parties under common control. In addition, the ASU amends the accounting for leasehold improvements in common-control arrangements for all entities. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The Company will adopt ASU 2023-01 from January 1, 2024. The Company expects the impact of adoption of this ASU was immaterial to its financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivables and amount due from related parties. As of December 31, 2021 and 2022, substantially all the Company’s cash were held in major financial institutions located in the R.O.C., which management considers to being of high credit quality. For accounts receivable, the Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, the Company reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts.

The top customers whose revenues individually represented greater than 10% of the total net revenues of the Company for the years ended December 31, 2021 and 2022 were as follows:

	For the Years Ended December 31,
	2021	2022
Customer A	69.9%	39.1%
Customer B	*	18.9%
Customer C	10.3%	14.6%

____________

*        less than 10% of total revenue

Accounts receivable due from customers who represent 10% or more of the Company’s total accounts receivable were as follows:

	As of December 31,
	2021	2022
Customer A	57.9%	38.2%
Customer B	* %	25.4%
Customer C	15.0%	18.0%
Customer D	14.0%	13.5%

____________

*        less than 10% of total account receivable

TAIWAN COLOR OPTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

3. Certain risks and concentration (cont.)

The Company is also subject to concentration risk from its suppliers. The top supplier whose purchases individually represented greater than 10% of the total purchases of the Company for the years ended December 31, 2021 and 2022 was as follows:

	For the Years Ended December 31,
	2021	2022
Supplier A	13.6%	38.8%
Supplier B	54.2%	34.4%
Supplier C	12.2%	*

____________

*        less than 10% of total purchases

Accounts payable due to suppliers who represent 10% or more of the Company’s total accounts payable were as follows:

	As of December 31,
	2021	2022
Supplier A	* %	20.8%
Supplier B	36.1%	46.6%
Supplier D	* %	22.7%
Supplier E	12.0%	*
Supplier F	20.8%	*

____________

*        less than 10% of total account payable

4. Disposal of subsidiaries

In July 2022, the Company entered into an agreement to dispose of all its interest in Optonomous Technologies Inc. (75.00%) (“OPI”) and Taiwan Color Optics Technologies, Ltd. (24.69%) (“TCOT”) to a third-party individual, with net consideration of NT$0.001 and NT$100 in cash, respectively. The disposal of subsidiaries resulted in a loss of NT$5,118 recorded in the accompanying consolidated statements of operations and comprehensive (loss)/income in the caption of “other (loss) gains, net” for the year ended December 31, 2022.

The disposal of OPI was not a strategic shift of the Company’s business, while the disposal of TCOT was a strategic shift of the Company’s business. However, since TCO INC. only controlled 24.69% of TCOT’s equity interest before disposal, and the proportion of TCOT’s total assets and revenue as of and for the year ended December 31, 2021 accounted for less than 10% of that the Company’s, the disposal of TCOT would not have major impact on the Company’s business. Therefore, the disposal of OPI and TCOT was not qualified as discontinued operation.

The reconciliation of loss on disposal of subsidiaries are as follows: Accumulated other comprehensive loss

As of July 1, 2022
(unaudited)
Total consideration received	NT$ 100
Net liabilities of subsidiaries attributed to the Company	(3,779)
Reversal of accumulated other comprehensive loss	(1,439)
Loss on disposal of subsidiaries	NT$ 5,118

TAIWAN COLOR OPTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

5. Restricted cash

	As of December 31,
	2021	2022
Restricted time deposits	NT$ 101,521	NT$ 124,683

The time deposits were placed in Chuang Hwa Bank and First Commercial Bank as collateral for obtaining short-term loans from these two banks (Note 10).

6. Accounts receivable, net

	As of December 31,
	2021	2022
Accounts receivable	NT$ 24,679	NT$ 6,683
Allowance for doubtful accounts	(23)	(276)
Accounts receivable, net	NT$ 24,656	NT$ 6,407

The movements in the allowance for doubtful accounts are as follows:

	For the year ended December 31,
	2021	2022
Beginning balance	NT$ 23	NT$ 23
Additions	—	253
Ending balance	NT$ 23	NT$ 276

7. Inventories, net

Inventories, net consisted of the following:

	As of December 31,
	2021	2022
Raw material	NT$ 9,364	NT$ 10,098
Work-in-process	15,353	16,747
Finished goods	13,569	23,015
Inventories	NT$ 38,386	NT$ 49,860
Inventory valuation allowance	(10,750)	(13,092)
Inventories, net	NT$ 27,536	NT$ 36,768

The allowance for inventory valuation was NT$2,342 for the year ended December 31, 2022, while the reversal of valuation allowance was NT$2,005 for the year ended December 31, 2021.

8. Property and equipment, net

	As of December 31,
	2021	2022
Machinery equipment	NT$ 76,484	NT$ 106,944
Leasehold improvements	21,541	21,541
Other equipment	14,336	10,019
Construction in process	4,096	—
Subtotal	116,457	138,504
Less: accumulated depreciation	(71,561)	(83,628)
Property and equipment, net	NT$ 44,896	NT$ 54,876

TAIWAN COLOR OPTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

8. Property and equipment, net (cont.)

Depreciation expenses were NT$13,966 and NT$13,473 for the years ended December 31, 2021 and 2022, respectively.

No material impairment charge was recorded for the years ended December 31, 2021 and 2022, respectively. Nil and NT$27,047 of property and equipment, net used as collateral for long-term bank borrowings as of December 31, 2021 and 2022, respectively (Note 10).

9. Lease

Effective on January 1, 2021, the Company adopted Topic 842. At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. The leases of the Company mainly consisted of land use right leasing, building leasing and transportation leasing.

A summary of supplemental information related to operating leases as of December 31, 2021 and 2022 is as follows:

	As of December 31,
	2021	2022
Operating lease right-of-use assets	NT$ 70,460	NT$ 48,405
Operating lease right-of-use assets-accumulated amortization	(35,243)	(42,226)
Operating lease right-of-use assets, net	35,217	6,179
Operating lease liabilities, current	13,437	4,548
Operating lease liabilities, non-current	19,982	1,325
Total operating lease liabilities	NT$ 33,419	NT$ 5,873
	As of December 31,
	2021	2022
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	5.22	2.23
Weighted average discount rate	1.20%	1.20%

The total future minimum lease payments of operating lease with respect to the building and transportation as of December 31, 2022 are as follows:

Amounts
Year ending December 31,
2023	NT$ 4,593
2024	1,330
Total lease payments	5,923
Less: imputed interest	(50)
Total operating lease liabilities	NT$ 5,873

Rental expenses were NT$12,749 and NT$11,332 and were included in operating expenses in the consolidated statements of operations and comprehensive (loss) income for the years ended December 31, 2021 and 2022, respectively. The cash paid during the years ended December 31, 2021 and 2022 for amount included in the measurement of lease liabilities was NT$12,284 and NT$11,704.

TAIWAN COLOR OPTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

10. Borrowings

Interest expense related to borrowing was NT$1,427 and NT$2,521 for the years ended December 31, 2021 and 2022, respectively. Borrowing as of December 31, 2021 and 2022 represented the following:

	As of December 31,
	2021	2022
Short-term borrowings	NT$ 90,111	NT$ 108,370
Long-term borrowings, current	15,451	21,067
Long-term borrowings, non-current	52,928	47,700
Subtotal of long-term borrowings	68,379	68,767
Total borrowings	NT$ 158,489	NT$ 177,137

The short-term bank borrowings are collateralized loans obtained from Chuang Hwa Bank and First Commercial Bank, with the collateral time deposits held in these two banks, which accounted for as restricted cash (Note 5). The borrowing period and interest rate range represented the following:

Nature	Interest rate	Issuance Date	Maturity Date	As of December 31, 2021
Chuang Hwa Bank	1.10%	14/10/2021~2021/12/30	13/04/2022~2022/6/30	NT$ 63,741
First Commercial Bank	1.20%	05/10/2021	05/04/2022	26,370
Total				NT$ 90,111
Nature	Interest rate	Issuance Date	Maturity Date	As of December 31, 2022
Chuang Hwa Bank	1.90%	11/11/2022	11/11/2023	NT$ 82,000
First Commercial Bank	1.75%~2.08%	06/10/2022	06/04/2023	26,370
Total				NT$ 108,370

The long-term bank borrowings are obtained from Chuang Hwa Bank and First Commercial Bank. The credit borrowing was secured by the Credit Guarantee Fund for Small and Medium Enterprises and the guaranteed borrowing was guaranteed by the property and equipment of NT$27,047. The borrowing period and interest rate range represented the following:

Nature	Interest rate	Issuance Date	Maturity Date	As of December 31, 2021	As of December 31, 2022
Guaranteed borrowing	1.90%	05/12/2022	05/12/2027	NT$ —	NT$ 15,800
Credit borrowing	1.75%~2.08%	21/08/2020	29/06/2026	68,379	52,967
Total				NT$ 68,379	NT$ 68,767

TAIWAN COLOR OPTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

11. Taxation

	As of December 31,
	2021	2022
Current income taxes expense	NT$ 2,272	NT$ —
Deferred tax (benefit) expense	(974)	6,429
Total income tax expenses	NT$ 1,298	NT$ 6,429

The following is a reconciliation of the Company’s total income tax expense to the (loss)/income before income taxes for the years ended December 31, 2021 and 2021, respectively:

	For the years ended December 31,
	2021	2022
(Loss) income before income tax provision	NT$ (29,213)	NT$ 21,452
Income tax computed at statutory tax rate	(5,057)	2,613
Non-taxable income and non-deductible expenses	349	1,353
Temporary differences that unrecognized deferred tax assets	4,337	—
Tax loss that unrecognized deferred tax assets	2,410	2,463
Others	(741)	—
Income taxes expense	NT$ 1,298	NT$ 6,429

For the years ended December 31, 2021 and 2022, the Company applied a tax rate of 20% for entities subject to the R.O.C. Income Tax Law; for the subsidiaries disposed (Note 4) in this fiscal year, taxes are calculated using the applicable tax rate of 0%.

Deferred tax assets, net

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2021	2022
Deferred tax assets, net
Inventory valuation allowance	NT$ 2,151	NT$ 2,618
Unrealized exchange loss, net	5,254	(1,685)
Other	—	13
Total	NT$ 7,405	NT$ 946

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

TAIWAN COLOR OPTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

12. Equity

a) Ordinary shares and additional paid-in capital

As of December 31, 2021 and 2022, TCO INC.’s issued and outstanding ordinary shares were both 28,151,000.

Additional paid-in capital resulting from the issuance of shares above par value and capital reserves obtained through injection may be utilized to make up losses.

b) Statutory reserve

TCO INC. and its Taiwan subsidiary are required to reserve 10% of their net profit after income tax, as determined in accordance with the Taiwan regulations. The profit arrived at must be set off against any accumulated losses sustained by the entities in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders.

13. Net loss (income) per share

The following table sets forth the basic and diluted net (loss) income per share computation and provides a reconciliation of the numerator and denominator for the years ended December 31, 2021 and 2022:

	As of December 31,
	2021	2022
Numerator:
Net (loss) income attributable to ordinary shareholders	NT$ (14,420)	NT$ 18,684

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	28,151,000	28,151,000

Basic and diluted net (loss) income per share attributable to ordinary shareholders	NT$ (0.51)	NT$ 0.66

14. Commitments and contingencies

Operating lease

As of December 31, 2022, the Company has no short-term lease contracts with a lease term shorter than one year, and the liability amount of long-term lease contracts is measured through lease liability.

Capital commitment

As of December 31, 2022, the Company has committed to property and equipment purchases totaling NT$2,700.

Contingencies

As of December 31, 2021 and 2022, the Company was not involved in any legal or administrative proceedings that may have a material adverse impact on the Company’s business, financial position results of operations, or cash flows.

15. Subsequent Events

The Company evaluated subsequent events through July 12, 2023, the date on which these consolidated financial statements were issued, and the management determined that no subsequent events that require recognition and disclosure in the consolidated financial statements.

TAIWAN COLOR OPTICS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(NT$ in thousands, except for share and per share data, or otherwise noted)

	As of December 31, 2022	As of June 30,
		2023	2023
	NT$	NT$	US$
			(Note 2 (e))
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	299,340	255,390	8,316
Restricted cash	124,683	93,420	3,042
Accounts receivable, net	6,407	4,194	137
Inventories, net	36,768	58,713	1,912
Prepayments and other current assets	10,235	5,213	169
Total current assets	477,433	416,930	13,576
Non-current assets:
Property and equipment, net	54,876	54,923	1,788
Right-of-use assets	6,179	12,450	405
Deferred tax assets, net	946	946	31
Other non-current assets	7,623	7,015	229
Total non-current assets	69,624	75,334	2,453
TOTAL ASSETS	547,057	492,264	16,029

LIABILITIES
Current liabilities:
Short-term borrowings	108,370	90,000	2,931
Accounts payable	1,696	428	14
Other payables	15,988	8,668	282
Operating lease liabilities	4,548	8,875	289
Long-term borrowings	21,067	19,817	645
Other current liabilities	465	500	16
Total current liabilities	152,134	128,288	4,177
Non-current liabilities:
Long-term borrowings	47,700	37,673	1,227
Operating lease liabilities	1,325	3,207	104
Total non-current liabilities	49,025	40,880	1,331
TOTAL LIABILITIES	201,159	169,168	5,508

Commitments and contingencies (Note 13)

EQUITY
Ordinary shares (NT$10 par value, 1000,000,000 shares authorized, 28,151,000 shares issued and outstanding as of December 31, 2022 and June 30, 2023)	281,510	281,510	9,167
Additional paid-in capital	46,365	46,365	1,510
Statutory reserve	13,504	13,956	454
Retained earnings/(accumulated deficit)	4,519	(18,735)	(610)
TOTAL EQUITY	345,898	323,096	10,521
TOTAL LIABILITIES AND EQUITY	547,057	492,264	16,029

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN COLOR OPTICS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME/(LOSS)
(NT$ in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2022	2023	2023
	NT$	NT$	US$
			(Note 2 (e))
Total revenues	57,476	15,263	497
Cost of revenue	27,658	15,608	508
Gross profit/(loss)	29,818	(345)	(11)
Operating expenses
Selling expenses	6,862	4,467	145
Administrative expenses	15,598	16,112	524
Research and development expenses	13,812	11,535	376
Total operating expenses	36,272	32,114	1,045
Net operating loss	(6,454)	(32,459)	(1,056)
Non-operating income (expenses)
Interest income	352	7,316	238
Other income	251	264	9
Other gains, net	29,042	3,796	124
Interest expenses	(1,420)	(1,719)	(56)
Total non-operating income	28,225	9,657	315
Profit (loss) before income tax	21,771	(22,802)	(741)
Income tax expenses	6,925	—	—
Net income (loss)	14,846	(22,802)	(741)
Less: Net loss attributable to non-controlling interests	(3,661)	—	—
Net income (loss) attributable to ordinary shareholders	18,507	(22,802)	(741)

Total comprehensive income (loss)	14,846	(22,802)	(741)
Less: Comprehensive loss attributable to non-controlling interests	(3,661)	—	—
Total comprehensive income (loss) attributable to ordinary shareholders	18,507	(22,802)	(741)

Net income (loss) per ordinary share
– Basic and diluted	0.66	(0.81)	(0.03)
Weighted average number of ordinary shares
– Basic and diluted	28,151,000	28,151,000	916,672

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN COLOR OPTICS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY
(NT$ in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares		Additional paid-in capital	Statutory reserve	Accumulated deficit/ retained earnings	Accumulated other comprehensive loss	Total equity attributable to shareholders of parent company	Non- controlling interests	Total equity
	Number	Amount
Balance as of December 31, 2021	28,151,000	281,510	46,365	13,504	(14,165)	(1,438)	325,776	15,186	340,962
Net income (loss)	—	—	—	—	18,507	—	18,507	(3,661)	14,846
Balance as of June 30, 2022	28,151,000	281,510	46,365	13,504	4,342	(1,438)	344,283	11,525	355,808
Balance as of December 31, 2022	28,151,000	281,510	46,365	13,504	4,519	—	345,898	—	345,898
Net loss	—	—	—	—	(23,254)	—	(23,254)	—	(23,254)
Statutory reserve provision	—	—	—	452	—	—	452	—	452
Balance as of June 30, 2023	28,151,000	281,510	46,365	13,956	(18,735)	—	323,096	—	323,096

The accompanying notes are an integral part of these consolidated financial statements

TAIWAN COLOR OPTICS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(NT$ in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2022	2023	2023
	NT$	NT$	US$
			(Note 2 (e)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	14,846	(22,802)	(741)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation expense of property and equipment	6,470	7,203	235
Amortization of right-of-use assets	6,324	4,976	162
Valuation allowance for doubtful account	253	(267)	(9)
Deferred tax expenses	6,925	—	—
Gain on disposal of property and equipment, net	(25)	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(4,169)	2,481	78
Inventories, net	(7,237)	(21,945)	(715)
Prepaid expenses and other current assets	(2,540)	5,022	164
Right-of-use assets	991	(11,246)	(366)
Other non-current assets	(1,418)	607	20
Accounts payable	(2,943)	(1,268)	(41)
Lease liabilities	(8,469)	6,209	202
Other payables	3,539	(2,929)	(95)
Income taxes payable	(2,079)	—	—
Other current and non-current liabilities	31	34	1
Net cash flows provided by (used in) operating activities	10,499	(33,925)	(1,105)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment, net	(18,610)	(11,641)	(379)
Proceeds from disposal of property and equipment, net	35	—	—
Decrease in refundable deposits	330	—	—
Net cash used in investing activities	(18,245)	(11,641)	(379)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	133,993	8,000	261
Repayment of short-term loans	(108,918)	(26,370)	(859)
Proceeds from long-term debt	5,990	—	—
Repayments of long-term debt	(6,369)	(11,277)	(367)
Net cash flows provided by (used in) financing activities	24,696	(29,647)	(965)
Net increase/(decrease) in cash, cash equivalents and restricted cash	16,950	(75,213)	(2,449)
Cash and cash equivalents and restricted cash at beginning of period	391,989	424,023	13,807
Cash and cash equivalents and restricted cash at end of period	408,939	348,810	11,358

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	(2,105)	(717)	(23)
Cash paid for interest	(1,073)	(1,595)	(52)

Supplemental disclosure of noncash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	(911)	11,246	366

TAIWAN COLOR OPTICS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(NT$ in thousands, except for share and per share data, or otherwise noted)

The following tables provides a reconciliation of cash and restricted cash reported within the consolidated statement of financial position that sum to the total of the same amounts shown in the consolidated statement of cash flows:

	June 30, 2022	June 30, 2023
Cash and cash equivalents, beginning of the period	NT$ 290,468	NT$ 299,340
Restricted cash, beginning of the period	101,521	124,683
Total cash and restricted cash, beginning of the period	NT$ 391,989	NT$ 424,023
	June 30, 2022	June 30, 2023
Cash and cash equivalents, end of the period	NT$ 287,575	NT$ 222,382
Restricted cash, end of the period	121,364	126,428
Total cash and restricted cash, end of the period	NT$ 408,939	NT$ 348,810

TAIWAN COLOR OPTICS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(NT$ in thousands, except for share and per share data, or otherwise noted)

1. Organization and principal activities

TAIWAN COLOR OPTICS, INC. (“TCO INC.”) was established in October 2009 in Republic of China (R.O.C.). The Company and its subsidiaries (collectively the “Company”) are primarily engaged in the development, manufacture and sales of laser module and its components.

In July 2022, the Company disposed of all its interest in Optonomous Technologies Inc. (75.00%) (“OPI”) and Taiwan Color Optics Technologies, Ltd. (24.69%) (“TCOT”) to a third-party individual, with net consideration of NT$0.001 and NT$100 in cash, respectively.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Major business activities
Taiwan Color Optics Inc	October 19, 1999	Taiwan	100%	Sales of laser module and its components

2. Summary of Significant accounting policies

(a) Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

(c) Use of estimates and assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reporting periods and disclosed in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Company’s consolidated financial statements include lower of cost and net realizable value of inventory, recoverability of receivables, valuation of deferred tax assets, net, and assessment for impairment of long-lived assets, useful lives and residual values of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

TAIWAN COLOR OPTICS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(NT$ in thousands, except for share and per share data, or otherwise noted)

2. Summary of Significant accounting policies (cont.)

(d) Foreign currency translation

The financial statements of each individual consolidated entity were expressed in the currency which reflected its primary economic environment (functional currency). The functional currency of the Company and presentation currency of the consolidated financial statements are both New Taiwan Dollars (NT$). In preparing the consolidated financial statements, the operating results and financial positions of each consolidated entity are translated into NT$.

In preparing the financial statements of each individual consolidated entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

(e) Convenience translation

The Company maintains its accounts and express its consolidated financial statements in New Taiwan dollars, which is the Company’s functional currency. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was NT$30.71 to US$1.00 as of December 31, 2022. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(f) Revenue recognition

Revenue is recognized based on the requirements of ASC Topic 606 when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Revenue is recognized when the following five-step revenue recognition criteria are met:

1)      Identify the contract with a customer

2)      Identify the performance obligations in the contract

3)      Determine the transaction price

4)      Allocate the transaction price

5)      Recognize revenue when or as the entity satisfies a performance obligation

TAIWAN COLOR OPTICS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(NT$ in thousands, except for share and per share data, or otherwise noted)

2. Summary of Significant accounting policies (cont.)

The following table identifies the disaggregation of the Company’s revenue for the six months ended June 30, 2022 and 2023, respectively:

	For the six months ended June 30,
	2022	2023
Sale of laser diode modules and related components	52,625	14,517
Others	4,851	746
Total	57,476	15,263
	For the six months ended June 30,
	2022	2023
Taiwan	8,346	1,237
China	39,413	8,371
Germany	8,462	4,405
Others	1,255	1,250
Total	57,476	15,263

Sale of laser diode modules and related components

The Company mainly engages in the manufacturing and sale of laser diode modules and related components. The consideration is fixed and the revenue is recognized at a point in time when the Company satisfies the performance obligation by transferring promised product to a customer upon acceptance by customers.

(g) Recently issued accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326)”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2020-04, ASU 2020-05, ASU 2020-10, ASU 2020-11, ASU 2021-02 and ASU 2022-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company expects the impact of adoption of this ASU was immaterial to its financial statements.

In March 2023, the FASB issued ASU No. 2023-01, “Leases (Topic 842): Common Control Arrangements”, which amends certain provisions of ASC 842 that apply to arrangements between related parties under common control. In addition, the ASU amends the accounting for leasehold improvements in common-control arrangements for all entities. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The Company will adopt ASU 2023-01 from January 1, 2024. The Company expects the impact of adoption of this ASU was immaterial to its financial statements.

TAIWAN COLOR OPTICS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(NT$ in thousands, except for share and per share data, or otherwise noted)

2. Summary of Significant accounting policies (cont.)

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable, net . As of December 31, 2022 and June 30, 2023,substantially all the Company’s cash were held in major financial institutions located in the R.O.C., which management considers to being of high credit quality. For accounts receivable, net, the Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, the Company reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts.

The top customers whose revenues individually represented greater than 10% of the total net revenues of the Company for the six months ended June 30, 2022 and 2023 were as follows:

	For the six months ended June 30,
	2022	2023
Customer A	14.7%	28.9%
Customer B	40.3%	28.6%
Customer C	20.9%	10.7%

____________

*        less than 10% of total revenue

Accounts receivable due from customers who represent 10% or more of the Company’s total accounts receivable were as follows:

	As of December 31, 2022	As of June 30, 2023
Customer A	18.0%	35.7%
Customer B	38.2%	38.8%
Customer C	25.4%	* %
Customer D	18.0%	35.7%

____________

*        less than 10% of total account receivable

The Company is also subject to concentration risk from its suppliers. The top supplier whose purchases individually represented greater than 10% of the total purchases of the Company for the six months ended June 30, 2022 and 2023 was as follows:

	For the six months ended June 30,
	2022	2023
Supplier A	* %	92.8%
Supplier B	14.22%	* %

____________

*        less than 10% of total purchases

TAIWAN COLOR OPTICS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(NT$ in thousands, except for share and per share data, or otherwise noted)

3. Certain risks and concentration (cont.)

Accounts payable due to suppliers who represent 10% or more of the Company’s total accounts payable were as follows:

	As of December 31, 2022	As of June 30, 2023
Supplier B	20.8%	88.8%

4. Restricted cash

	As of December 31, 2022	As of June 30, 2023
Restricted time deposits	NT$ 124,683	NT$ 93,420

The amount as of December 31, 2022 represented time deposits placed in Chuang Hwa Bank and First Commercial Bank as collateral for obtaining short-term loans from these two banks. As the Company repaid the short-term loan from First Commercial Bank, the corresponding time deposits was not as collateral as of June 30, 2023 (Note 9)

5. Accounts receivable, net

	As of December 31, 2022	As of June 30, 2023
Accounts receivable	NT$ 6,683	NT$ 4,203
Allowance for doubtful accounts	(276)	(9)
Accounts receivable, net	NT$ 6,407	NT$ 4,194

The movements in the allowance for doubtful accounts are as follows:

	For the Six Months Ended June 30,
	2022	2023
Beginning balance	NT$ (23)	NT$ (276)
(Additions)/reversal	(253)	267
Ending balance	NT$ (276)	NT$ (9)

6. Inventories, net

Inventories, net consisted of the following:

	As of December 31, 2022	As of June 30, 2023
Raw material	NT$ 10,098	NT$ 9,685
Work-in-process	16,747	19,714
Finished goods	23,015	47,474
Inventories	NT$ 49,860	NT$ 76,873
Inventory valuation allowance	(13,092)	(18,160)
Inventories, net	NT$ 36,768	NT$ 58,713

TAIWAN COLOR OPTICS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(NT$ in thousands, except for share and per share data, or otherwise noted)

6. Inventories, net (cont.)

The movements in the allowance for inventory valuation are as follows:

	As of December 31, 2022	As of June 30, 2023
Beginning balance	NT$ 10,750	NT$ 13,092
Additions	4,579	5,068
Reductions	(2,237)	—
Ending balance	NT$ 13,092	NT$ 18,160

The reversal of allowance for inventory valuation was NT$2,237 for the six months ended June 30, 2022, and the allowance for valuation was NT$5,068 for the six months ended June 30, 2023.

7. Property and equipment, net

	As of December 31, 2022	As of June 30, 2023
Machinery equipment	NT$ 106,944	NT$ 113,692
Leasehold improvements	21,541	22,044
Other equipment	10,019	10,018
Subtotal	138,504	145,754
Less: accumulated depreciation	(83,628)	(90,831)
Property and equipment, net	NT$ 54,876	NT$ 54,923

Depreciation expenses were NT$6,470 and NT$7,204 for the six months ended June 30, 2022 and 2023, respectively.

The purchase of property and equipment were NT$2,542 and NT$7,250 as of June,30, 2022 and 2023, and the disposal were NT$35 and nil as of June,30, 2022 and 2023, respectively.

No impairment charge was recorded for the six months ended June 30, 2022 and 2023, respectively. NT$27,047 of property and equipment, net used as collateral for long-term bank borrowings as of June 30, 2023 (Note 9).

8. Lease

At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. The leases of the Company mainly consisted of land use right leasing, building leasing and transportation leasing.

A summary of supplemental information related to operating leases as of December 31, 2022 and June 30, 2023 is as follows:

	As of December 31, 2022	As of June 30, 2023
Operating lease right-of-use assets	NT$ 48,405	NT$ 59,652
Operating lease right-of-use assets-accumulated amortization	(42,226)	(47,202)
Operating lease right-of-use assets, net	6,179	12,450
Operating lease liabilities, current	4,548	8,875
Operating lease liabilities, non-current	1,325	3,207
Total operating lease liabilities	NT$ 5,873	NT$ 12,082

TAIWAN COLOR OPTICS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(NT$ in thousands, except for share and per share data, or otherwise noted)

8. Lease (cont.)

	As of December 31, 2022	As of June 30, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.23	1.40
Weighted average discount rate	1.20%	1.95%

The total future minimum lease payments of operating lease with respect to the building and transportation as of June 30, 2023 are as follows:

Amounts
Six months ending June 30,
2023	NT$ 5,161
2024	4,194
2025	2,864
Total lease payments	12,219
Less: imputed interest	(137)
Total operating lease liabilities	NT$ 12,082

Rental expenses were NT$7,339 and NT$5,036 and were included in operating expenses in the consolidated statements of operations and comprehensive income (loss) for the six months ended June 30, 2022 and 2023, respectively. The cash paid during the six months ended June 30, 2022 and 2023 for amount included in the measurement of lease liabilities was NT$7,647 and NT$5,161.

9. Borrowings

Interest expense related to borrowing was NT$ 1,112 and NT$ 1,542 for the six months ended June 30, 2022 and 2023, respectively. Borrowing as of December 31, 2022 and June 30,2023 represented the following:

	As of December 31, 2022	As of June 30, 2023
Short-term borrowings	NT$ 108,370	NT$ 90,000
Long-term borrowings, current	21,067	19,817
Long-term borrowings, non-current	47,700	37,673
Subtotal of long-term borrowings	68,767	57,490
Total borrowings	NT$ 177,137	NT$ 147,490

As of December 31, 2022, the short-term bank borrowings consisted of collateralized loans obtained from Chuang Hwa Bank and First Commercial Bank. These loans were secured by time deposits held in the same banks. The collateralized time deposits were categorized as restricted cash (Note 4).

As of June 30, 2023, the short-term bank borrowings were collateralized loans from Chuang Hwa Bank, backed by time deposits held within the bank. These collateralized time deposits continued to be classified as restricted cash (Note 4).

TAIWAN COLOR OPTICS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(NT$ in thousands, except for share and per share data, or otherwise noted)

9. Borrowings (cont.)

The borrowing period and interest rate range represented the following:

Nature	Interest rate	Issuance Date	Maturity Date	As of December 31, 2022
Chuang Hwa Bank	1.90%	11/11/2022	11/11/2023	NT$ 82,000
First Commercial Bank	1.75%~2.08%	06/10/2022	06/04/2023	26,370
Total				NT$ 108,370
Nature	Interest rate	Issuance Date	Maturity Date	As of June 30, 2023
Chuang Hwa Bank	1.90%	11/11/2022	11/11/2023	NT$ 82,000
E.Sun Bank	2.43%	4/28/2023	10/28/2023	8,000
Total				NT$ 90,000

The long-term bank borrowings were obtained from Chuang Hwa Bank. The credit borrowing was secured by the Credit Guarantee Fund for Small and Medium Enterprises and the guaranteed borrowing was guaranteed by the property and equipment of NT$27,047 as of December 31, 2022 and June 30, 2023 (Note 6).

The borrowing period and interest rate range represented the following:

Nature	Interest rate	Issuance Date	Maturity Date	As of December 31, 2022	As of June 30, 2023
Guaranteed borrowing	1.90%	05/12/2022	05/12/2027	NT$ 15,800	NT$ 14,220
Credit borrowing	1.75%~2.08%	21/08/2020	29/06/2026	52,967	43,270
Total				NT$ 68,767	NT$ 57,490

10. Taxation

	For the six months ended June 30,
	2022	2023
Current income taxes expense	NT$ —	NT$ —
Deferred tax expenses	6,925	—
Total income tax expenses	NT$ 6,925	NT$ —

The following is a reconciliation of the Company’s total income tax expense to the income/(loss) before income taxes for the six months ended June 30, 2022 and 2023, respectively:

	For the six months ended June 30,
	2022	2023
Income (loss) before income tax provision	NT$ 21,771	NT$ (22,802)
Income tax computed at statutory tax rate	4,354	(4,560)
Non-taxable income and non-deductible expenses	89	304
Tax loss that unrecognized deferred tax assets	2,482	4,256
Income taxes expense	NT$ 6,925	NT$ —

TAIWAN COLOR OPTICS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(NT$ in thousands, except for share and per share data, or otherwise noted)

10. Taxation (cont.)

For the six months ended June 30, 2022 and 2023, TCO INC applied a tax rate of 20% for entities subject to the R.O.C. Income Tax Law.; for the subsidiaries disposed (Note 1) in July 2022, taxes are calculated using the applicable tax rate of 0%.

Deferred tax assets, net

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table sets forth the significant components of the deferred tax assets:

	As of December 31, 2022	As of June 30, 2023
Deferred tax assets
Inventory valuation allowance	NT$ 2,618	NT$ 3,632
Operating loss carryforward	—	4,256
Other	13	13
Unrealized exchange loss, net	(1,685)	(2,423)
Deferred tax assets, net	946	5,478
Less: valuation allowance	—	(4,532)
Deferred tax assets, net of valuation allowance	NT$ 946	NT$ 946

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authority and compliance with certain provisions of the tax legislation of the place in which the Company operates.

11. Equity

a) Ordinary shares and additional paid-in capital

As of December 31, 2022 and June 30, 2023, TCO INC.’s issued and outstanding ordinary shares were both 28,151,000.

Additional paid-in capital resulting from the issuance of shares above par value and capital reserves obtained through injection may be utilized to make up losses.

b) Statutory reserve

TCO INC. and its Taiwan subsidiary are required to reserve 10% of their net profit after income tax, as determined in accordance with the Taiwan regulations. The profit arrived at must be set off against any accumulated losses sustained by the entities in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders.

TAIWAN COLOR OPTICS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(NT$ in thousands, except for share and per share data, or otherwise noted)

12. Net income (loss) per share

The following table sets forth the basic and diluted net income (loss) per share computation and provides a reconciliation of the numerator and denominator for the six months ended June 30, 2022 and 2023:

	For the six months ended June 30,
	2022	2023
Numerator:
Net income (loss) attributable to ordinary shareholders	NT$ 18,507	NT$ (22,802)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	28,151	28,151
Basic and diluted net income (loss) per share attributable to ordinary shareholders	NT$ 0.66	NT$ (0.81)

13. Commitments and contingencies

Operating lease

As of June 30, 2023, the Company has no short-term lease contracts with a lease term shorter than one year, and the liability amount of long-term lease contracts is measured through lease liability.

Capital commitment

As of June 30, 2023, the Company has no commitments.

Contingencies

As of June 30, 2023, the Company was not involved in any legal or administrative proceedings that may have a material adverse impact on the Company’s business, financial position results of operations, or cash flows.

14. Subsequent Events

The Company evaluated subsequent events through August 18, 2023, the date on which these consolidated financial statements were issued, and the management determined that no subsequent events that require recognition and disclosure in the consolidated financial statements.

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

CHENGHE ACQUISITION CO.,

SEMILUX INTERNATIONAL LTD.,

SEMILUX LTD.,

and

TAIWAN COLOR OPTICS, INC.

dated as of July 21, 2023

Annex A Page No.
Article I CERTAIN DEFINITIONS		A-2

1.1.	Definitions	A-2
1.2.	Construction	A-16
1.3.	Knowledge	A-16

Article II TCO Restructuring		A-16

2.1.	TCO Restructuring	A-16
2.2.	Governing Documents of the Company	A-17
2.3.	Directors, Supervisors and Officers of the Company	A-17
2.4.	Termination of Certain Agreements	A-17
2.5.	Initial CayCo Shares	A-17
2.6.	Squeeze Out	A-17
2.7.	Taking of Necessary Action; Further Action	A-17

Article III Merger		A-17

3.1.	Merger	A-17
3.2.	Merger Closing	A-17
3.3.	Merger Effective Time	A-18
3.4.	Effects of the Merger	A-18
3.5.	Governing Documents of Merger Surviving Company	A-18
3.6.	Directors and Officers of Merger Surviving Company	A-18
3.7.	Effects of the Merger on the Share Capital of SPAC and Merger Sub.	A-18
3.8.	Taking of Necessary Action; Further Action	A-19

Article IV Closing		A-19

4.1.	Closing	A-19
4.2.	Closing Deliverables	A-19
4.3.	Closing Statements	A-20
4.4.	Delivery of CayCo Subscription Shares, SPAC Exchange Shares and SPAC Exchange Warrants	A-21
4.5.	Directors and Officers	A-22
4.6.	CayCo Governing Documents	A-22
4.7.	Certain Adjustments	A-22
4.8.	Fractional Shares	A-22
4.9.	SPAC Dissenter’s Right	A-22
4.10.	Withholding	A-23
4.11.	Tax Treatment	A-23

Article V REPRESENTATIONS AND WARRANTIES OF THE COMPANY, CayCo and Merger Sub		A-23

5.1.	Company Organization	A-23
5.2.	Subsidiaries	A-24
5.3.	CayCo and Merger Sub	A-24
5.4.	Due Authorization	A-24
5.5.	No Conflict	A-25
5.6.	Governmental Authorities; Approvals	A-25
5.7.	Capitalization of the Company	A-26

Annex A-i

Annex A Page No.
5.8.	Financial Statements	A-26
5.9.	Undisclosed Liabilities	A-27
5.10.	Litigation and Proceedings	A-27
5.11.	Legal Compliance	A-27
5.12.	Contracts; No Defaults	A-28
5.13.	Company Benefit Plans	A-29
5.14.	Labor Relations; Employees	A-31
5.15.	Taxes	A-32
5.16.	Brokers’ Fees	A-33
5.17.	Insurance	A-33
5.18.	Permits	A-34
5.19.	Equipment and Other Tangible Property	A-34
5.20.	Real Property	A-34
5.21.	Intellectual Property	A-35
5.22.	Privacy and Cybersecurity	A-36
5.23.	Environmental Matters	A-37
5.24.	Absence of Changes	A-37
5.25.	Registration Statement, Proxy Statement and Proxy Statement/Prospectus	A-37
5.26.	Top Customers and Top Vendors	A-38
5.27.	Absence of Certain Business Practices and Anti-corruption Compliance	A-38
5.28.	Government Contracts; Government Grants	A-39
5.29.	Sufficiency of Assets	A-39
5.30.	Company Restructuring Documents	A-39
5.31.	Financial Assistance	A-39
5.32.	Company Related Parties	A-40
5.33.	Disclosure	A-40
5.34.	No Additional Representation or Warranties	A-40

Article VI REPRESENTATIONS AND WARRANTIES OF SPAC		A-40

6.1.	Company Organization	A-40
6.2.	SPAC Subsidiaries	A-40
6.3.	Due Authorization	A-40
6.4.	No Conflict	A-41
6.5.	Litigation and Proceedings	A-41
6.6.	SEC Filings	A-41
6.7.	Internal Controls; Listing; Financial Statements	A-41
6.8.	Governmental Authorities; Approvals	A-42
6.9.	Trust Account	A-42
6.10.	Investment Company Act; JOBS Act	A-43
6.11.	Absence of Changes	A-43
6.12.	No Undisclosed Liabilities	A-43
6.13.	Capitalization of SPAC	A-43
6.14.	Brokers’ Fees	A-44
6.15.	Business Activities	A-44
6.16.	NASDAQ Stock Market Quotation	A-45
6.17.	Registration Statement, Proxy Statement and Proxy Statement/Prospectus	A-45
6.18.	No Additional Representation or Warranties	A-45

Annex A-ii

Annex A Page No.
Article VII COVENANTS		A-45

7.1.	Conduct of Business	A-45
7.2.	SPAC Conduct of Business	A-48
7.3.	Company Restructuring Documents	A-49
7.4.	Access	A-49
7.5.	Preparation and Delivery of Additional Company Financial Statements	A-49
7.6.	Exclusivity	A-50
7.7.	No Solicitation by SPAC	A-50
7.8.	Preparation of Proxy Statement/Prospectus; Shareholders’ Meeting and Approvals	A-51
7.9.	Support of Transaction	A-53
7.10.	Regulatory Approvals; Other Filings	A-54
7.11.	Financing	A-55
7.12.	Employee Matters	A-55
7.13.	Post-Closing Directors and Officers of CayCo	A-55
7.14.	Indemnification and Insurance	A-56
7.15.	Section 16 Matters	A-57
7.16.	Trust Account Proceeds and Related Available Equity	A-57
7.17.	NASDAQ Listing	A-57
7.18.	SPAC Public Filings	A-57
7.19.	CayCo Securities Listing	A-57
7.20.	Tax Matters	A-57
7.21.	No Trading	A-58
7.22.	Affiliate Agreements	A-58
7.23.	Shareholder Litigation	A-58
7.24.	Notices of Certain Events	A-58
7.25.	Third Party Consents	A-59
7.26.	CayCo and Merger Sub	A-59

Article VIII CONDITIONS TO OBLIGATIONS		A-59

8.1.	Conditions to Obligations of SPAC and the Company Parties	A-59
8.2.	Conditions to Obligations of SPAC	A-59
8.3.	Conditions to the Obligations of the Company Parties	A-60

Article IX TERMINATION/EFFECTIVENESS		A-60

9.1.	Termination	A-60
9.2.	Effect of Termination	A-61

Article X MISCELLANEOUS		A-61

10.1.	Trust Account Waiver	A-61
10.2.	Waiver	A-61
10.3.	Notices	A-62
10.4.	Assignment	A-62
10.5.	Rights of Third Parties	A-63
10.6.	Expenses	A-63
10.7.	Governing Law; Jurisdiction	A-63
10.8.	Waiver of Jury Trial	A-64
10.9.	Company and SPAC Disclosure Letters	A-64
10.10.	Entire Agreement	A-64

Annex A-iii

Annex A Page No.
10.11.	Amendments	A-64
10.12.	Publicity	A-64
10.13.	Severability	A-65
10.14.	Headings; Counterparts	A-65
10.15.	Enforcement	A-65
10.16.	Non-Recourse	A-65
10.17.	Non-Survival	A-66
10.18.	Legal Representation	A-66

EXHIBITS

Exhibit A	Form of Investor Rights Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	List of Company Shareholders
Exhibit D	Form of Plan of Merger
Exhibit E	Form of Amended and Restated Memorandum and Articles of Association of CayCo

Annex A-iv

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of July 21, 2023 (as amended, restated, modified or supplemented in accordance with its terms, this “Agreement”), is made and entered into by and among Chenghe Acquisition Co., a Cayman Islands exempted company limited by shares (“SPAC”), SEMILUX INTERNATIONAL LTD., a Cayman Islands exempted company limited by shares (“CayCo”), SEMILUX LTD. a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of CayCo, (“Merger Sub”) and Taiwan Color Optics, Inc., a company incorporated and in existence under the laws of Taiwan with uniform commercial number of 25052644 (the “Company” and together with CayCo and Merger Sub, the “Company Parties”). Each Company Party and SPAC will individually be referred to herein as a “Party” and, collectively, as the “Parties.”

Recitals

WHEREAS, SPAC is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, each of CayCo and Merger Sub is a newly formed holding company and Merger Sub is a wholly owned subsidiary of CayCo, both of which were formed for the sole purpose of effectuating the Business Combination (as defined below);

WHEREAS, CayCo and the Company have delivered to SPAC an executed copy of the Phase I Restructuring Documents, and in accordance with applicable Laws, CayCo and the Company will conduct and consummate the TCO Restructuring at least one (1) Business Day before the Closing Date;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), the Parties desire to enter into a business combination transaction whereby immediately after the TCO Restructuring Closing and at the Merger Effective Time, Merger Sub will merge with and into SPAC, the separate corporate existence of Merger Sub will cease and SPAC will be the surviving corporation and a wholly owned subsidiary of CayCo (the “Merger”), and SPAC will change its name to “SEMILUX LTD.” (the “Business Combination”);

WHEREAS, for U.S. federal income Tax (as defined below) purposes, the parties intend that (a) the TCO Restructuring, together with the Merger, qualifies as a transfer of property described in Section 351 of the Code and Treasury Regulations thereunder, (b) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (as defined below), and the Treasury Regulations (as defined below) promulgated thereunder, (c) the SPAC Class B Conversion qualifies as a “reorganization” under Section 368(a)(1)(E) of the Code and the Treasury Regulations promulgated thereunder, and (d) this Agreement is and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) (the “Intended Tax Treatment”);

WHEREAS, the SPAC Board has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for SPAC to enter into this Agreement and the other documents contemplated hereby and recommended the approval of this Agreement by the SPAC Shareholders;

WHEREAS, the Company Board (as defined below) has (i) determined that it is advisable for the Company to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Company Shareholders (as defined below);

WHEREAS, the respective boards of directors of each of CayCo and Merger Sub have (i) determined that it is advisable for CayCo and Merger Sub to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by their respective shareholders;

Annex A-1

WHEREAS, in furtherance of the Merger and the TCO Restructuring, and in accordance with the terms hereof, SPAC shall provide an opportunity to its shareholders to have their outstanding SPAC Ordinary Shares redeemed on the terms and subject to the conditions set forth in this Agreement and the SPAC Articles (as defined below) in connection with the SPAC Transaction Proposals (as defined below);

WHEREAS, CayCo, as sole shareholder of Merger Sub, has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, as a condition and inducement to SPAC’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Requisite Company Shareholders have each executed and delivered to SPAC a Company Holders Support Agreement (as defined below), pursuant to which the Requisite Company Shareholders have agreed, among other things, (i) to vote (or to approve by means of a written consent of the shareholders of the Company) in favor of the adoption and approval, as soon as reasonably practicable, but in no event later than thirty (30) Business Days after the date of this Agreement, of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby, (ii) to comply with, implement and consummate the TCO Restructuring contemplated under the Phase I Restructuring Documents and will sign the Phase I Restructuring Documents and consummate the TCO Restructuring in accordance with the terms and condition thereof, and (iii) to grant certain waivers and consents in connection herewith and therewith pursuant to the Company’s Governing Documents;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor (as defined below) has executed and delivered to the Company the Sponsor Support Agreement (as defined below), pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, prior to the Closing Date, the PIPE Investors (as defined below) will enter into the Subscription Agreements (as defined below), pursuant to which the PIPE Investors will commit to purchase CayCo Ordinary Shares from CayCo, as specified therein immediately prior to or concurrently with the Merger Effective Time;

WHEREAS, at the Closing (as defined below), CayCo shall enter into an Investor Rights Agreement (the “Investor Rights Agreement”) with SPAC, the Sponsor and certain shareholders of CayCo, substantially in the form attached hereto as Exhibit A (with such changes as may be agreed in writing by SPAC and the Company), which shall be effective as of the Closing;

WHEREAS, at the Closing, CayCo, SPAC and each of the Company Shareholders (as defined below) shall enter into a Lock-Up Agreement (the “Lock-Up Agreement”) substantially in the form attached hereto as Exhibit B (with such changes as may be agreed in writing by SPAC and the Company), which shall be effective as of the Closing;

WHEREAS, as of immediately following the consummation of the Closing, the Parties anticipate that CayCo will qualify as a “foreign private issuer” pursuant to Rule 3b-4 of the Exchange Act (as defined below); and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, SPAC and the Company Parties agree as follows:

Article I
CERTAIN DEFINITIONS

1.1.        Definitions. As used herein, the following terms shall have the following meanings:

“Acquisition Proposal” means, as to any Person, other than the Transactions, the TCO Restructuring and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 10% or more of the consolidated assets of such Person and its Subsidiaries, or (ii) 10% or more of any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 10% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including

Annex A-2

a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 10% or more of any class of equity or voting securities of (i) such Person, or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 10% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, share offering (including any public offering), sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 10% or more of the consolidated assets of such Person and its Subsidiaries, in each case of sub-clause (c), pursuant to which any Person acquires 10% or more of any class of equity or voting securities of such Person or of such Subsidiaries.

“Action” means any charge, claim, action, complaint, petition, prosecution, audit, investigation, appeal, suit, litigation, injunction, writ, order, arbitration or other similar proceeding initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any applicable Law.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; provided, that, notwithstanding anything to the contrary herein, in no event shall any investment fund or portfolio company controlling, controlled by or under common control with the Sponsor be deemed an Affiliate of the Company or SPAC.

“Affiliate Agreements” has the meaning specified in Section 5.12(a)(vi).

“Aggregate Fully Diluted Company Shares” means, without duplication, the aggregate number of Company Shares that are (i) issued and outstanding or (ii) issuable upon, or subject to the consummation of any PIPE Investment, if any.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 9.1(b).

“Ancillary Agreements” has the meaning specified in Section 10.10.

“Audited Financial Statements” has the meaning specified in Section 5.8(a).

“Base Equity Value” means US$380,000,000.

“Bid” has the meaning specified in Section 5.28(a).

“Business Combination” has the meaning specified in Article 1.1 of the SPAC Articles.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the Transactions or the TCO Restructuring), relating to a Business Combination.

“Business Day” means a day on which commercial banks are open for business in New York, U.S., the Cayman Islands, Taiwan and Hong Kong, except a Saturday, Sunday or public holiday (gazetted or ungazetted and whether scheduled or unscheduled).

“CAA” means the Consolidated Appropriations Act, 2021.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act and any similar or successor legislation, including any presidential memoranda or executive orders, relating to the COVID-19 pandemic, as well as any applicable guidance issued thereunder or relating thereto.

“CayCo” has the meaning specified in the Preamble hereto.

“CayCo Board” means the board of directors of CayCo.

“CayCo Cap Table” has the meaning specified in Section 2.1(b).

Annex A-3

“CayCo Ordinary Shares” means the ordinary shares, with par value of US$0.0001 per share, of CayCo.

“CayCo Private Warrant” means each one (1) warrant of CayCo entitling the holder thereof to purchase one (1) CayCo Ordinary Share on substantially the same terms and conditions.

“CayCo Public Warrant” means each one (1) warrant of CayCo entitling the holder thereof to purchase one (1) CayCo Ordinary Share on substantially the same terms and conditions.

“CayCo Subscription Shares” has the meaning specified in Section 2.1(a).

“CayCo Warrants” means the CayCo Private Warrants and CayCo Public Warrants, collectively.

“Cayman Companies Act” has the meaning specified in the Recitals hereto.

“Cayman Registrar” has the meaning specified in Section 3.3.

“Change in Recommendation” has the meaning specified Section 7.8(b)(ii).

“Closing” has the meaning specified in Section 3.2.

“Closing Calculation” has the meaning specified in Section 2.1(b).

“Closing Company Audited Financial Statements” has the meaning specified in Section 7.5.

“Closing Date” has the meaning specified in Section 4.1(a).

“Closing Statements” has the meaning specified in Section 4.3(a)(ii).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the Preamble hereto.

“Company Acquisition” means the purchase and acquisition of the Company Shares by CayCo in accordance with the Company Restructuring Documents at the TCO Restructuring Closing.

“Company Acquisition Percentage” means a number, expressed as a percentage, calculated by dividing (x) the number of Aggregate Fully Diluted Company Shares owned by CayCo immediately after the TCO Restructuring Closing by (y) the Aggregate Fully Diluted Company Shares at such time.

“Company Benefit Plan” has the meaning specified in Section 5.13(a).

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning specified in Section 7.8(c)(ii).

“Company Closing Certificate” has the meaning specified in Section 4.3(a)(i).

“Company Common Shares” has the meaning specified in Section 5.7(a).

“Company Disclosure Letter” has the meaning specified in the introduction to Article V.

“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 5.1 (Company Organization), Section 5.2 (Subsidiaries), Section 5.3 (CayCo and Merger Sub), Section 5.4 (Due Authorization), Section 5.5 (No Conflict), Section 5.6 (Governmental Authorities; Approvals), Section 5.7 (Capitalization of the Company), and Section 5.16 (Brokers’ Fees).

“Company Holders” has the meaning specified in Section 1.1 of the Company Disclosure Letter.

“Company Holders Support Agreement” means that certain support agreement, dated as of the date hereof, by and among each of the Requisite Company Shareholders, SPAC, CayCo and the Company, as amended or modified from time to time.

“Company Intellectual Property” has the meaning specified in Section 5.21(a).

Annex A-4

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or condition of the Group or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of the Company Parties to consummate the Merger; provided, however, that, solely in the case of the foregoing clause (i), in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement; (b) any change in interest rates or economic, political, business or financial market conditions generally; (c) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic; (d) any acts of terrorism or war, the outbreak or escalation of hostilities; (e) the announcement of this Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers or employees of the Group (it being understood that this clause (e) shall be disregarded for purposes of the representations and warranties set forth in Sections 5.5, 5.12(a)(viii) and 5.13(f) and, in each case, the condition to Closing with respect thereto); (f) the taking of any action by the Company that is expressly required by this Agreement or (i) any action taken by, or at the written request of, SPAC; provided, further, that any Event referred to in clauses (a), (b), (c) or (d) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Group, relative to similarly situated companies in the industry in which the Group conduct its operations.

“Company Parties” has the meaning specified in the Preamble hereto.

“Company Registered Intellectual Property” has the meaning specified in Section 5.21(a).

“Company Restructuring Documents” means (i) the TCO Equity Reorganization Agreement (股權重組協議), (ii) the Deed of Share Sale and Purchase (股權買賣契約書), (iii) SemiLux Subscription Agreement, and (iv) all other related contracts, agreements, side letters and ancillary documents relating to the TCO Restructuring.

“Company Security Documents” has the meaning specified in Section 5.19(b).

“Company Shareholder” means a direct holder of any Company Share issued and outstanding.

“Company Shareholder Approval” means the vote of holders of Company Shares required to approve the Company Transaction Proposals, as determined in accordance with applicable Law and the Company’s Governing Documents.

“Company Shareholders Subscription” has the meaning specified in Section 2.1(a).

“Company Shares” means any share in the capital of the Company, including the Company Common Shares.

“Company Transaction Expenses” means the out-of-pocket fees, costs, expenses, commissions or other amounts, incurred, paid or otherwise payable by the Company Parties (whether or not billed or accrued for) to the extent resulting from or in connection with the negotiation, documentation, preparation, execution or performance of this Agreement, the consummation of the Transactions and/or the process by which the Company solicited, discussed and negotiated strategic alternatives, including (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers; (ii) the cost of the D&O Tail; (iii) the filing fees incurred in connection with filing the Registration Statement, the Proxy Statement or the Proxy Statement/Prospectus under Section 7.8(a), (iv) fifty percent (50%) of the filing fees incurred in connection with making any filings with Governmental Authorities under Section 7.10 (except where the Company shall bear 100% of all costs and fees in relation to the Taiwan IC Approval), and (v) fifty percent (50%) of all fees and costs in relation to SPAC Extension.

“Company Transaction Proposals” means (i) the adoption of this Agreement and approval of the Transactions and the TCO Restructuring, (ii) the withdrawal of the public reporting status as a Taiwan Public Company, (iii) the amendment and restatement of the Company’s Governing Documents, with respect to the withdrawal of

Annex A-5

the public reporting status as a Taiwan Public Company, and (iv) the adoption and approval of each other proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions and the TCO Restructuring.

“Contracting Parties” has the meaning specified in Section 10.16.

“Contracts” means any contract, agreement, instrument, option, lease, license, sales and purchase order, warranty, note, bond, mortgage, indenture, obligation, commitment, binding application, arrangement or understanding, whether written or oral, express or implied, in each case as amended and supplemented from time to time.

“Copyleft License” means any license that requires or purports to require, as a condition of use, the modification and/or distribution, conveyance or availability of software subject to such license, that such software subject to such license, or other software incorporated into, derived from, or used, embedded, combined or distributed with such software subject to such license (i) in the case of software, be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products, services or portions thereof or interfaces therefor to be reverse-engineered, reverse-assembled or disassembled (other than by operation of Law), or (iv) be licensed in a redistributable manner at no license fee. By way of example and not limitation, Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the GNU Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“COVID-19” means SARS CoV-2 or COVID-19, and any evolutions thereof.

“D&O Tail” has the meaning specified in Section 7.14(b).

“Data Room” has the meaning specified in Section 1.2(a).

“Disclosure Letter” means, as applicable, either the Company Disclosure Letter or the SPAC Disclosure Letter or, if the context so requires, both the Company Disclosure Letter and the SPAC Disclosure Letter.

“Dollars” or “US$” means lawful money of the United States.

“Employment Agreements” means any employment agreements entered into by and between the Company and the employees of the Company set forth in Section 8.2(f) of the Company Disclosure Letter in forms and substance to be agreed to by SPAC, the Company and the relevant employee between the date of execution of this Agreement and Closing and to become effective upon the Closing.

“Environmental Laws” means any and all Laws (including common law) or other legally enforceable requirement regulating, relating to or imposing liability or standards of conduct concerning protection of the environment (including flora, fauna and their habitat), natural resources or human health, including employee health and safety or prevention and control of pollution (including the use, storage, emission, disposal or release of, or exposure to, Hazardous Materials).

“ERISA” has the meaning specified in Section 5.13(a).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 4.4(a).

“Export Approvals” has the meaning specified in Section 5.11(b).

“Financial Assistance” has the meaning specified in Section 5.31.

“Financial Statements” has the meaning specified in Section 5.8(a).

Annex A-6

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time, consistently applied.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of an exempted company incorporated in the Cayman Islands are its certificate of incorporation, memorandum and articles of association, shareholders agreement or similar organizational documents, in each case, as amended or restated; the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of registration, the “Governing Documents” of a limited liability company incorporated in the Cayman Islands are its limited liability company agreement and certificate of registration; the “Governing Documents” of a Taiwan company are its company registration card, articles of incorporation and bylaws.

“Government Contract” has the meaning specified in Section 5.28(a).

“Governmental Approval” has the meaning specified in Section 5.6.

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign, multinational, supra-national, government or governmental authority or regulatory body thereof, or political subdivision thereof, or any commission, department, board, bureau, agency, instrumentality or authority thereof, any court, tribunal, arbitrator, arbitration panel or similar judicial body or any self-regulatory organization.

“Governmental Grant” means any grant, incentive, subsidy, award, loan, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege provided or made available by or on behalf of or under the authority of any Governmental Authority in the PRC or any other Governmental Authority.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination, assessment or award (including any arbitration award), in each case, entered by or with any Governmental Authority.

“Group” means the Company (including its branches).

“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, and (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Indebtedness” means, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (i) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (ii) the principal and interest components of capitalized lease obligations under GAAP, (iii) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (iv) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (v) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (vi) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes,” whether or not contingent and regardless of when due, calculated as the maximum amount payable under or pursuant to such obligation, (vii) accrued severance obligations arising with respect to the termination of employment or service of any current or former employee or individual service provider, or otherwise in connection with a reduction in force, in each case, together with the employer’s portion of all payroll, employment and similar Taxes in connection with such amounts (determined without regard to any ability of the Group to defer such Taxes under the CARES Act), (viii) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions and the TCO Restructuring in respect of any of the items in the foregoing clauses (i) through (vii), and (ix) all Indebtedness of another Person referred to in clauses (i) through (viii) above guaranteed directly or indirectly, jointly or severally.

“Independent Director” has the meaning specified in Section 7.13(a).

Annex A-7

“Initial CayCo Shareholders” means the founders of the Company, Lucidity Investments Global Ltd., Clariscope Ventures Group Ltd., Monilux Global Group Ltd., and Vienna Management Holdings Ltd.

“Intellectual Property” means any and all right, title and interest in or to any intellectual or industrial property, in any jurisdiction, including the following: (i) registered and unregistered patents and patent applications, and all continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, and any invention disclosures; (ii) registered and unregistered or common law trademarks, logos, service marks, trade dress and trade names, slogans and other source identifiers, pending applications therefor, rights of publicity, social and mobile media identifiers and internet domain names, together with the goodwill of the Group or its businesses symbolized by or associated with any of the foregoing; (iii) copyrights and works of authorship, whether or not copyrightable, and all registrations and applications for registration of any of the foregoing, including such corresponding rights in software, databases and other data compilations; (iv) rights in World Wide Web addresses, URLs, and domain names; and (v) trade secrets, know-how, methods, processes, data, specifications, formulae, algorithms, and other confidential and proprietary information and all rights therein.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Financial Statements” has the meaning specified in Section 5.8(a).

“Interim Period” has the meaning specified in Section 7.1.

“International Trade Laws” means all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, know-how, services, goods, and technology, or economic sanctions or anti-boycotts, including, but not limited to, the Import and Export Order (Control of Dual Use Goods, Services and Technology Exports): 2006, Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the Laws described above.

“Intervening Event” means any material change, event, circumstance, occurrence, effect, development or state of facts that was not known or reasonably foreseeable to the SPAC or any member of the SPAC Board as of the date hereof and that becomes known to the SPAC or any member of the SPAC Board after the date hereof and prior to the receipt of the SPAC Shareholder Approval; provided, however, that (a) any change in the price or trading volume of the SPAC Ordinary Shares and (b) any change, event, circumstance, occurrence, effect, development or state of facts that is excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur pursuant to clauses (a), (b), (c), (d), and (f) of the definition thereof (other than as expressly contemplated by the final proviso to the definition of Company Material Adverse Effect) shall be excluded for purposes of determining whether an Intervening Event has occurred.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investor Rights Agreement” has the meaning specified in the Recitals hereto.

“IT Systems” means all hardware, software, databases, code, systems, networks, websites, applications, circuits, routers and all other computer and information technology assets used in the conduct of the business of the Group.

“JOBS Act” has the meaning specified in Section 6.7(a).

“Law” means any statute, law, ordinance, rule, regulation, directive or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied (except for Owned Land) by the Group.

“Legal Proceedings” has the meaning specified in Section 5.10.

Annex A-8

“Lien” means all liens (statutory or other), mortgages, deeds of trust, pledges, hypothecations, assignment, deposit arrangement, encumbrances, charges, security interests, options, leases, subleases, restrictions, claims, encumbrances, easements, servitudes, preemptive rights, rights of first offer or refusal, transfer restrictions or other similar liens or encumbrances or any preferences, priorities or other agreements or preferential arrangements of any kind, whether consensual, statutory or otherwise.

“Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“Merger” has the meaning specified in the Recitals hereto.

“Merger Effective Time” has the meaning specified in Section 3.3.

“Merger Sub” has the meaning specified in the Preamble hereto.

“Merger Surviving Company” has the meaning specified in Section 3.1(b).

“Multiemployer Plan” has the meaning specified in Section 5.13(c).

“NASDAQ” has the meaning specified in Section 6.7(c).

“New Equity Incentive Plan” means a new equity incentive plan to be adopted in connection with the transactions contemplated hereunder for the purpose of granting or issuing equity incentive compensation to employees and other service providers of the Group.

“Non-U.S. Plan” means any Company Benefit Plan maintained, sponsored or contributed to (or required to be contributed to) by the Group or pursuant to which the Group has or may have any liabilities outside of the United States primarily for the benefit of employees, consultants or individual independent contractors primarily working or engaged in a jurisdiction other than the United States, other than any agreement, arrangement, plan, policy or program maintained by or required to be maintained by a Governmental Authority.

“Nondisclosure Agreement” has the meaning specified in Section 10.10.

“Nonparty Affiliates” has the meaning specified in Section 10.16.

“Offer Documents” has the meaning specified in Section 7.8(a)(i).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License. “Open Source Licenses” shall include Copyleft Licenses.

“Open Source Materials” means any software subject to an Open Source License.

“Option” means an option to purchase Company Common Shares granted to an employee, director, independent contractor or other service provider of the Group, if any.

“Owned Land” has the meaning specified in Section 5.20(b).

“Party” has the meaning specified in the Preamble hereto.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property,

Annex A-9

restrictions and other similar charges or encumbrances that do not materially impair the value or materially interfere with the present use of the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under the Real Property Lease, and (C) any Liens encumbering the Owned Land of which the Leased Real Property is a party, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of, or materially impair the value of, the Leased Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Group and (x) all other Liens that do not, individually or in the aggregate, materially impair the use, occupancy or value of the applicable assets of the Group.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint share company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Information” means information that: (i) alone or in combination with other information, relates to, could reasonably be linked with, identifies or is reasonably capable of allowing the identification of or contact with an particular person or household or device; (ii) is defined as “personal data,” “personal information,” “personally identifiable information,” “personal health information” or “PII” or any similar term by Law; or (iii) is otherwise regulated by applicable Laws that cover personal information, personal data, personal health data, financial information, device and transaction identifiers, or similar terms.

“Personal Information Laws and Policies” has the meaning specified in Section 5.22(a).

“PFIC” has the meaning specified in Section 7.20(b).

“Phase I IC Approval” means the Taiwan IC Approval in connection with CayCo acquiring 60% of the Aggregate Fully Diluted Company Shares from the Company Shareholders listed in Section 1.1 of the Company Disclosure Letter in accordance with the Company Restructuring Documents.

“Phase I Restructuring Documents” means the Company Restructuring Documents signed and delivered in connection with CayCo acquiring 60% of the Aggregate Fully Diluted Company Shares from the Company Shareholders listed in Section 1.1 of the Company Disclosure Letter.

“Phase II IC Approval” means the Taiwan IC Approval in connection with CayCo acquiring the Aggregate Fully Diluted Company Shares (other than the Company Shares covered under Phase I Restructuring Documents) from the Company Shareholders listed in Section 1.1 of the Company Disclosure Letter in accordance with the Company Restructuring Documents.

“Phase II Restructuring Documents” means the Company Restructuring Documents signed and delivered in connection with CayCo acquiring the Aggregate Fully Diluted Company Shares (other than the Company Shares covered under Phase I Restructuring Documents) from the Company Shareholders listed in Section 1.1 of the Company Disclosure Letter.

“PIPE Investment” means the purchase of CayCo Ordinary Shares pursuant to the Subscription Agreements or any other purchase agreements as may be agreed by SPAC and the Company from time to time.

“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.

“Plan of Merger” has the meaning specified in Section 3.3.

“PRC” means People’s Republic of China but, solely for the purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

Annex A-10

“PRC Investment Approval” means the prior approval issued by the Investment Commission, the Ministry of Economic Affairs of Taiwan for the investment in Taiwan by any PRC Investor.

“PRC Investment Restriction” means the investment restrictions imposed by Taiwan Governmental Authorities with respect to a PRC Investor’s investment in Taiwan, as further provided under Taiwan’s Regulations Governing Investments by PRC Nationals.

“PRC Investor” means (i) any PRC National, or (ii) any Third-Area Company owned or controlled by PRC National(s) whereby the capital contributed or shares held directly or indirectly by PRC National(s) in aggregate exceed 30% of total amount of capital or the total number of shares of such Third-Area Company, or such Third-Area Company is controlled by PRC National(s), as further defined under Taiwan’s Regulations Governing Investments by PRC Nationals.

“PRC National” means any individual, juristic person, organization or any other institution of the PRC.

“Privacy Policies” has the meaning specified in Section 5.22(a).

“Processing” has the meaning specified in Section 5.22(a).

“Proxy Statement” has the meaning specified in Section 7.8(a)(i).

“Proxy Statement/Prospectus” has the meaning specified in Section 7.8(a)(i).

“Real Property Leases” has the meaning specified in Section 5.20(a)(iii).

“Registration Statement” means the Registration Statement on Form F-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by CayCo under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 7.8(a)(i).

“Regulatory Approvals” has the meaning specified in Section 7.10(a).

“Related Party” means (a) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 5% of the total outstanding share capital of the Group, and (b) any director or officer of the Group, in each case of clauses (a) and (b), excluding the Group.

“Remaining Company Shareholders” means the Company Shareholders other than CayCo after consummation of the TCO Restructuring.

“Representatives” of a Person means, collectively, officers, directors, employees, members, partners, attorneys, accountants, consultants, agents, financial advisors, financing sources and potential co-investors of such Person or its Affiliates.

“Requisite Company Shareholders” has the meaning specified in Section 1.1 of the Company Disclosure Letter.

“Sanctioned Country” means, at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (including, at the time of this Agreement, the Crimea region, Cuba, Iran, Lebanon, North Korea, Syria, the so-called Donetsk People’s Republic (as defined and construed in the applicable Sanctions Laws), the so-called Luhansk People’s Republic (as defined and construed in the applicable Sanctions Laws) and Russia).

“Sanctioned Person” means any Person that is the target of Sanctions Laws, including (i) any Person identified in any sanctions-related list of designated Persons maintained by: (a) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (b) His Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; (d) the European Union; (e) any other applicable sanctions

Annex A-11

authority; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means any trade, economic and/or financial sanctions Laws, list-based measures, embargoes or restrictions administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce or the United States Department of State), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) His Majesty’s Treasury of the United Kingdom, (v) the PRC or (vi) any other applicable sanctions authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities” has the meaning specified in Section 5.7(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder Litigation” has the meaning specified in Section 7.23.

“SPAC” has the meaning specified in the Preamble hereto.

“SPAC Articles” means the Amended and Restated Memorandum and Articles of Association of SPAC, adopted pursuant to a special resolution passed on April 27, 2022 and as may be amended from time to time.

“SPAC Board” means the board of directors of SPAC.

“SPAC Board Recommendation” has the meaning specified Section 7.8(b)(i).

“SPAC Class A Ordinary Shares” means the Class A ordinary shares, par value US$0.0001 per share, of SPAC.

“SPAC Class B Conversion” has the meaning specified in specified Section 3.7(a)(ii).

“SPAC Class B Ordinary Shares” means the Class B ordinary shares, par value US$0.0001 per share, of SPAC.

“SPAC Closing Statement” has the meaning specified in Section 4.3(a)(ii).

“SPAC Disclosure Letter” has the meaning specified in the introduction to Article VI.

“SPAC Dissenting Shareholders” has the meaning specified in Section 4.9(a).

“SPAC Dissenting Shares” has the meaning specified in Section 4.9(a).

“SPAC Exchange Warrants” has the meaning specified in Section3.7(a)(v).

“SPAC Extension” means the extension provided in the proxy statement filed with the SEC on July 5, 2023 or any other subsequent proxy statement as may be agreed by the Company and SPAC to amend the Governing Documents of SPAC to extend the date by which SPAC must consummate a Business Combination in accordance with its Governing Documents.

“SPAC Financial Statements” has the meaning specified in Section 6.7(d).

“SPAC Indemnified Parties” has the meaning specified in Section 7.14(a).

“SPAC Intervening Event Notice” has the meaning specified Section 7.8(b)(ii).

“SPAC Intervening Event Notice Period” has the meaning specified Section 7.8(b)(ii).

“SPAC Ordinary Shares” means the SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares.

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“SPAC Private Placement Warrant” means a warrant to purchase one (1) SPAC Class A Ordinary Share at an exercise price of eleven Dollars fifty cents (US$11.50) issued to the Sponsor.

“SPAC Public Warrant” means a warrant to purchase one (1) SPAC Class A Ordinary Share at an exercise price of eleven Dollars fifty cents (US$11.50) that was included in the units sold as part of SPAC’s initial public offering.

“SPAC SEC Filings” has the meaning specified in Section 6.6.

“SPAC Securities” has the meaning specified in Section 6.13(a).

“SPAC Shareholders” means the shareholders of SPAC as of immediately prior to the Merger Effective Time.

“SPAC Shareholder Approval” means (i) the approval of (A) the change of SPAC’s name to “SEMILUX LTD.”, (B) the amendment and restatement of the SPAC Articles, (C) the Merger and (D) the Plan of Merger, in each case, by a special resolution (as defined in the Cayman Companies Act, being a resolution approved by an affirmative vote of the holders of at least a two-thirds (2/3) majority of the issued and outstanding SPAC Ordinary Shares entitled to vote thereupon (as determined in accordance with the SPAC Articles)) at a SPAC Shareholders’ Meeting duly called by the SPAC Board and held for such purpose, and (ii) the approval of the other SPAC Transaction Proposals not included in (i) above by an ordinary resolution (being a resolution passed by a simple majority of the SPAC Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting) at a SPAC Shareholders’ Meeting.

“SPAC Shareholders’ Meeting” has the meaning specified in Section 7.8(b)(i).

“SPAC Shareholder Redemption” means the election of an eligible (as determined in accordance with the SPAC Articles) holder of SPAC Class A Ordinary Shares to redeem all or a portion of the SPAC Class A Ordinary Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with the SPAC Articles) in connection with the SPAC Transaction Proposals.

“SPAC Transaction Expenses” means the out-of-pocket fees, costs, expenses, finder’s fees, commissions or other amounts incurred, paid or otherwise payable by or on behalf of SPAC or SPAC’s Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation, preparation, execution or performance of this Agreement or otherwise in connection with the Transactions (including the PIPE Investment), including: (i) deferred underwriting commissions disclosed in any SPAC SEC Filings; (ii) fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, legal, accounting, tax, public relations and investor relations advisors, the Trustee and transfer or exchange agent, as applicable, and limited and customary other professional fees (including proxy solicitors, financial printers, consultants and administrative service providers); (iii) fifty percent (50%) of the filing fees incurred in connection with making any filings with Governmental Authorities under Section 7.10 (except where the Company shall bear 100% of all costs and fees in relation to the Taiwan IC Approval), (iv) fifty percent (50%) of all of the fees and costs in relation to SPAC Extension; and (v) any unpaid Working Capital Loans.

“SPAC Transaction Proposals” means (i) the change of SPAC’s name to “SEMILUX LTD.”, (ii) the amendment and restatement of SPAC Articles, by the deletion of the SPAC Articles in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of SPAC, (iii) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, and the approval and authorization of the Transactions as a Business Combination, (iv) the approval and authorization of the Merger and the Plan of Merger, (v) any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto and are required to be approved by the SPAC Shareholders under the SPAC Articles and applicable Law, (vi) any other proposals as reasonably agreed by SPAC and the Company to be necessary or appropriate in connection with the transactions contemplated hereby and are required to be approved by the SPAC Shareholders under the SPAC Articles and applicable Law, and (vii) the adjournment of the SPAC Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.
Annex A-13

“SPAC Units” means equity securities of SPAC consisting of one (1) SPAC Class A Ordinary Share and one-half of one (1/2) SPAC Public Warrant.

“SPAC Warrants” means the SPAC Public Warrants and the SPAC Private Placement Warrants.

“Specified Business Conduct Laws” means: (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, and all applicable Law relating to bribery or corruption; (b) all applicable Sanctions Laws; (c) all applicable Law relating to the import, export, re-export, transfer of information, data, goods, software, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce and the International Traffic in Arms Regulations administered by the U.S. Department of State; and (d) the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other applicable Law relating to money laundering and terrorist financing.

“Sponsor” means Chenghe Investment Co., a Cayman Islands exempted company.

“Sponsor Support Agreement” means that certain support agreement, dated as of the date hereof, by and among the Sponsor, SPAC, the Company and certain other parties thereto, as amended or modified from time to time.

“Squeeze Out” has the meaning given to it in Section 2.6.

“Stock Exchange” means the New York Stock Exchange or the Nasdaq Stock Market.

“Subscription Factor” means a number resulting from dividing (x) the result of the quantity of the Base Equity Value divided by US$10.00, by (y) the Aggregate Fully Diluted Company Shares as at the time of calculation.

“Subscription Agreements” means the subscription agreements pursuant to which the PIPE Investment will be consummated.

“Subsidiary” means, with respect to any Person (for purposes of this definition, the “Controlling Company”), any other Person (i) of which a majority of the outstanding voting securities or other voting equity interests, or a majority of any other interests having the power to direct or cause the direction of the management and policies of such other Person, are owned, directly or indirectly, by the Controlling Company and/or (ii) with respect to which the Controlling Company or its Subsidiaries is a general partner or managing member.

“Taiwan” means the Republic of China.

“Taiwan IC Approval” means any and all authorizations, permits or clearances from the Investment Commission, the Ministry of Economic Affairs of Taiwan or its designated Governmental Authority, including the Central Taiwan Science Park Bureau, under the Taiwan Statute For Investment By Foreign Nationals that are required in connection with this Agreement, the Company Restructuring Documents, the Merger, the TCO Restructuring and the consummation of the Merger or the TCO Restructuring, as applicable, and the other transactions contemplated hereunder and the issuance and delivery of CayCo Ordinary Shares, including the Phase I IC Approval and the Phase II IC Approval.

“Taiwan Public Company” means a Taiwan public reporting company that has issued its stock in accordance with the Securities and Exchange Act of Taiwan.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital share, capital stock, capital gain, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, assessments, sales, use, transfer, registration, governmental charges, duties, levies and any other charge of any kind in the nature of (or similar to) taxes whatsoever, in each case including any interest, linkage differentials, surcharges, penalty, or addition thereto.

Annex A-14

“TCO Restructuring” means, collectively, the Company Acquisition, the Company Shareholders Subscription and each of the other transactions contemplated under the Company Restructuring Documents.

“TCO Restructuring Closing” has the meaning specified in Section 2.1(c).

“TCO Restructuring Expenses” means the out-of-pocket fees, costs, expenses, commissions or other amounts, incurred, paid or otherwise payable (whether or not billed or accrued for) to the extent resulting from or in connection with the negotiation, documentation, preparation, execution or performance of the Company Restructuring Documents and the consummation of the TCO Restructuring, including but without limitation to fees and expenses relating to any regulatory approvals, consents, Actions, non-actions or waivers from any Governmental Authorities in connection with the TCO Restructuring, such as the Taiwan IC Approval.

“Third-Area Company” means any company incorporated in any “third area” outside of the PRC or Taiwan.

“Third Party Consent” has the meaning specified in Section 7.25.

“Title IV Plan” has the meaning specified in Section 5.13(c).

“Top Customers” has the meaning specified in Section 5.26(a).

“Top Vendors” has the meaning specified in Section 5.26(a).

“Transaction Agreements” means this Agreement, the Ancillary Agreements, the Subscription Agreements, the Nondisclosure Agreement, and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” means, collectively, the Merger and each of the other transactions contemplated by this Agreement or any of the other Transaction Agreements.

“Transfer Taxes” means any and all transfer, documentary, sales, use, real property, stamp, excise, recording, registration, value added and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with this Agreement.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Trust Account” has the meaning specified in Section 10.1.

“Trust Agreement” has the meaning specified in Section 6.9.

“Trustee” has the meaning specified in Section 6.9.

“Unpaid Company Expenses” has the meaning specified in Section 4.3(a)(i).

“Unpaid SPAC Expenses” has the meaning specified in Section 4.3(a)(ii).

“Unpaid Transaction Expenses” has the meaning specified in Section 4.3(a)(ii).

“W&C” has the meaning specified in Section 10.18(a).

“W&C Privileged Communications” has the meaning specified in Section 10.18(a).

“W&C Waiving Parties” has the meaning specified in Section 10.18(a).

“W&C WP Group” has the meaning specified in Section 10.18(a).

“Warrant Agreement” means the Warrant Agreement, dated as of April 27, 2022, between SPAC and Continental Stock Transfer & Trust Company.

“Working Capital Loans” means any loan made to SPAC by any of the Sponsor, an Affiliate of the Sponsor or any of SPAC’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

Annex A-15

1.2.        Construction.

(a)         Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, and references to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation”; (vi) the word “or” shall be disjunctive but not exclusive; (vii) the use of “Affiliates” and “Subsidiaries” shall be deemed to be followed by the words “as such entities exist as of the relevant date of determination”; (vii) the phrase “made available” or “delivered” by the Company Parties to SPAC, when used in reference to a document, shall mean that the document was made available for viewing in the “TCO” electronic data room (the “Data Room”) hosted by Dropbox at least two (2) Business Days prior to the date of this Agreement; and (viii) the terms “ordinary course” or “ordinary course of business” shall mean “ordinary course of business consistent with past practice.”

(b)         Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)         Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d)         All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)         When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

1.3.        Knowledge. As used herein, (i) the phrase “to the knowledge” of the Company shall mean the actual knowledge, and the knowledge that each such individual would have reasonably obtained after making due and appropriate inquiry with respect to the particular matter in question of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” (as opposed to imputed or constructive knowledge) of SPAC shall mean the knowledge of the individuals identified on Section 1.3 of the SPAC Disclosure Letter, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

Article II
TCO Restructuring

2.1.        TCO Restructuring.

(a)         As of the date of this Agreement, CayCo has entered into the Phase I Restructuring Documents with certain Company Shareholders. The Company Parties agree that the Company Restructuring Documents shall provide that at the TCO Restructuring Closing, CayCo shall issue and allot to each Company Shareholder who has agreed to so subscribe (the “Company Shareholders Subscription”), in respect of each Company Share owned by such person, a number of CayCo Ordinary Shares that is no more than the Subscription Factor (all such CayCo Ordinary Shares to be issued, the “CayCo Subscription Shares”).

(b)         No later than five (5) Business Days prior to the Closing Date, the Company Parties shall prepare and deliver to SPAC (i) a pro forma and fully diluted capitalization table of CayCo (the “CayCo Cap Table”) as at the Closing Date and (ii) a spreadsheet, including all calculation and information relevant to effect the Company Shareholders Subscription (the “Closing Calculation”), including the Subscription Factor and the amount and allocation of the CayCo Subscription Shares to the relevant Company Shareholders (other than the Remaining Company Shareholders). SPAC shall be entitled to rely conclusively on such information and calculation for any purpose hereunder.

(c)         The closing of the TCO Restructuring (the “TCO Restructuring Closing”) shall take place at least one (1) Business Day before the Closing Date or such other time and place as SPAC and the Company may mutually agree.

Annex A-16

2.2.        Governing Documents of the Company. At the TCO Restructuring Closing, the Company shall adopt the articles of incorporation in a form that is reasonably satisfactory to SPAC and the Company, until thereafter amended in accordance with the terms thereof and the Taiwan Company Act.

2.3.        Directors, Supervisors and Officers of the Company. At the TCO Restructuring Closing, subject to the terms of the Company’s Governing Documents effective as of the TCO Restructuring Closing, the Company shall take all such action within its power as may be necessary or appropriate to complete the appointment of the directors, supervisors and officers of the Company that are reasonably satisfactory to SPAC and the Company.

2.4.        Termination of Certain Agreements. The Company and the Company Shareholders hereby agree and the Company Restructuring Documents shall provide that, effective at the TCO Restructuring Closing, any shareholders, voting or similar agreement among the Company and any of the Company Shareholders or among the Company Shareholders, with respect to the Company or its capital shares shall automatically, and without any further action by any of the Parties, terminate in full and become null and void and of no further force and effect, with no liability whatsoever for the Company. Further, the Company and the Company Shareholders hereby waive any obligations of the parties under any agreement described in the preceding sentence with respect to the transactions contemplated by this Agreement, the Company Restructuring Documents and the Transaction Agreements, and any failure of the parties to comply with the terms thereof in connection with the transactions contemplated by this Agreement, the Company Restructuring Documents and the Transaction Agreements.

2.5.        Initial CayCo Shares. At the TCO Restructuring Closing and immediately following the issuance of one (1) or more CayCo Ordinary Shares to the relevant Company Shareholders (other than the Remaining Company Shareholders), each Initial CayCo Shareholder shall surrender all of its CayCo Ordinary Shares and any other shares of CayCo that were issued and outstanding immediately prior to the Merger Effective Time for no consideration to CayCo and all such shares of CayCo shall be cancelled by CayCo.

2.6.        Squeeze Out. As soon as practicable and to the extent legally feasible under applicable Laws after the Closing, the Company shall enter into and consummate a share exchange transaction with CayCo pursuant to the Merger and Acquisition Act of Taiwan for CayCo to acquire the Company Shares owned by the Remaining Company Shareholders with cash consideration (the “Squeeze Out”) at a price per share no greater than the per share equity value implied by the Base Equity Value in accordance with the Governing Documents of the Company and applicable Law.

2.7.        Taking of Necessary Action; Further Action. If, at any time after the TCO Restructuring Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and the Company Restructuring Documents, the officers and directors or members, as applicable (or their designees) of the Company, are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article III
Merger

3.1.        Merger.

(a)         Upon the terms and subject to the conditions set forth in this Agreement, at the Merger Effective Time, Merger Sub shall be merged with and into SPAC in accordance with Part XVI of the Cayman Companies Act, with SPAC being the surviving company and as a direct, wholly owned Subsidiary of CayCo.

(b)         Upon consummation of the Merger and at the Merger Effective Time, the separate corporate existence of Merger Sub shall cease to exist and Merger Sub will be struck off the Register of Companies in the Cayman Islands, and SPAC, as the surviving company of the Merger (also referred to herein as the “Merger Surviving Company”), shall continue its corporate existence under the Laws of the Cayman Islands.

3.2.        Merger Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place on the date which is three (3) Business Days after the date on which all conditions set forth in Article VIII shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as SPAC and the Company may mutually agree.

Annex A-17

3.3.        Merger Effective Time. Subject to the satisfaction or waiver of all of the conditions set forth in Article VIII, on the date of the Closing, SPAC and Merger Sub shall file a plan of merger (the “Plan of Merger”) in substantially the form attached as Exhibit D hereto and other documents required under the Cayman Companies Act to effect the Merger with the Cayman Islands Registrar of Companies (the “Cayman Registrar”) as provided by Section 233 of the Cayman Companies Act. The Merger shall become effective on the date the Plan of Merger is registered by the Cayman Registrar or at such later time or on such later date as may be agreed by SPAC and the Company in writing and, in either case, as specified in the Plan of Merger in accordance with the Cayman Companies Act (the “Merger Effective Time”).

3.4.        Effects of the Merger. At and after the Merger Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of SPAC and Merger Sub shall vest in the Merger Surviving Company, and the Merger Surviving Company shall be liable for and subject in the same manner as SPAC and Merger Sub to all mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of SPAC and Merger Sub in accordance with the Cayman Companies Act.

3.5.        Governing Documents of Merger Surviving Company. At and after the Merger Effective Time, in accordance with the Plan of Merger, the Merger Surviving Company shall adopt the second amended and restated memorandum and articles of association in a form that is reasonably satisfactory to SPAC and the Company, until thereafter amended in accordance with the terms thereof and the Cayman Companies Act.

3.6.        Directors and Officers of Merger Surviving Company. At and after the Merger Effective Time, the directors and officers of Merger Sub and SPAC, respectively, as of immediately prior to the Merger Effective Time, shall cease to hold office and the initial directors and officers of the Merger Surviving Company shall be appointed as determined by the Company and SPAC, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the Governing Documents of the Merger Surviving Company effective as of the Merger Effective Time.

3.7.        Effects of the Merger on the Share Capital of SPAC and Merger Sub.

(a)         At the Merger Effective Time, by virtue of the Merger and without any action on the part of SPAC, Merger Sub or any holder of SPAC Securities:

(i)          each SPAC Unit outstanding immediately prior to the Merger Effective Time shall be automatically detached, and the holder thereof shall be deemed to hold one (1) SPAC Class A Ordinary Share and one-half (1/2) of a SPAC Warrant in accordance with the terms of the applicable SPAC Unit, which underlying SPAC Securities shall be adjusted in accordance with the applicable terms of this Section 3.7(a)(i);

(ii)         each SPAC Class B Ordinary Share that is issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into one (1) SPAC Class A Ordinary Share in accordance with the terms of the SPAC Articles (such automatic conversion, the “SPAC Class B Conversion”) and each SPAC Class B Ordinary Share shall no longer be issued and outstanding and shall automatically be cancelled and cease to exist, and each holder of SPAC Class B Ordinary Shares shall thereafter cease to have any rights with respect to such shares;

(iii)        each SPAC Class A Ordinary Share (which, for the avoidance of doubt, includes the SPAC Class A Ordinary Shares (A) issued in connection with the SPAC Class B Conversion and (B) held as a result of the unit separation as set out in Section 3.7(a)(i)) that is issued and outstanding (other than the SPAC Dissenting Shares) shall be cancelled in exchange for the right to receive one (1) CayCo Ordinary Share; provided, that, in the event there is any issuance of equity securities by CayCo between the TCO Restructuring Closing and the Merger Effective Time, such right shall include the right to receive such additional number of CayCo Ordinary Shares as necessary to ensure that the percentage allocation of CayCo Ordinary Shares to all SPAC Class A Ordinary Shares (as converted) would be no less than the percentage that would have been allocated thereto as if there were no such interim issuance (the aggregate number of CayCo Ordinary Shares thus issued to all holders of SPAC Class A Ordinary Shares (other than the holders of the SPAC Dissenting Shares) in connection with the Merger is referred to herein as the “SPAC Exchange Shares”). All SPAC Class A Ordinary Shares (other than the SPAC Dissenting Shares) shall no

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longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of SPAC Class A Ordinary Shares (other than the SPAC Dissenting Shares) shall thereafter cease to have any rights with respect thereto, except for the right to receive the consideration set forth in this Section 3.7(a)(iii);

(iv)        each SPAC Dissenting Share issued and outstanding shall be cancelled and cease to exist in accordance with Section 4.9 and shall carry no right other than the right to receive the applicable payment as set forth in Section 4.9; and

(v)         each SPAC Warrant that is outstanding and unexercised shall thereupon be converted into and become the right to receive a CayCo Warrant, which shall be on the same terms and conditions as the applicable SPAC Warrant (all CayCo Warrants issued to all holders of SPAC Warrants in connection with the Merger is referred to herein as the “SPAC Exchange Warrants”). CayCo shall take all corporate actions necessary to reserve for future issuance, and shall maintain such reservations for so long as any of the SPAC Exchange Warrants remain outstanding, a sufficient number of CayCo Ordinary Shares for delivery upon the exercise of such SPAC Exchange Warrants. All SPAC Warrants shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of SPAC Warrants shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.7(a)(v).

(b)         At the Merger Effective Time, by virtue of the Merger and without any action on the part of SPAC, the Company, Merger Sub or any holder of SPAC Securities, each ordinary share of Merger Sub, par value US$0.0001 per share, issued and outstanding immediately prior to the Merger Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value US$0.0001 per share, of the Merger Surviving Company. Such ordinary share(s) of the Merger Surviving Company shall constitute the only issued and outstanding share capital of the Merger Surviving Company upon the Merger Effective Time.

3.8.        Taking of Necessary Action; Further Action. If, at any time after the Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Merger Surviving Company following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and Merger Sub, the officers and directors or members, as applicable (or their designees) of the Merger Surviving Company are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article IV
Closing

4.1.        Closing.

(a)         Subject to the terms and conditions of this Agreement, the Closing shall be conditional upon the TCO Restructuring Closing. The date of the Closing shall be referred to herein as the “Closing Date.”

(b)         In accordance with the terms and subject to the conditions of this Agreement, the Closing shall take place by conference call and by exchange of signature pages by email or other electronic transmission at a time and date to be specified in writing by the Company and SPAC, which shall be no later than three (3) Business Days after the first date on which all conditions set forth in Article VIII shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or such other time and place as SPAC and the Company may mutually agree in writing.

4.2.        Closing Deliverables.

(a)         At the Closing, the Company Parties will deliver, or cause to be delivered:

(i)          to SPAC, a certificate signed by an executive officer of the Company and CayCo, dated as of the date of Closing, certifying that the conditions specified in Section 8.2(a), Section 8.2(b), Section 8.2(c), Section 8.2(d), Section 8.2(e), Section 8.2(f) and Section 8.2(h) have been fulfilled;

(ii)         to the Exchange Agent, pursuant to Section 4.4, (i) the SPAC Exchange Shares and SPAC Exchange Warrants and (ii) the CayCo Subscription Shares;

(iii)        to SPAC, a certified true copy of the register of members of CayCo as of the TCO Restructuring Closing reflecting the CayCo Cap Table;

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(iv)        to SPAC, all of the Company Restructuring Documents, duly executed by CayCo, the Company and the relevant Company Shareholders;

(v)         to SPAC, the Investor Rights Agreement, duly executed by CayCo, the Company and each Company Shareholder set forth on Section 4.2 of the Company Disclosure Letter;

(vi)        to SPAC, the Lock-Up Agreement, duly executed by the Company Holders; and

(vii)       to SPAC, the appointment documents of all of the directors and officers as the initial directors and officers, respectively, of CayCo after the Merger Effective Time, in accordance with the provisions of Section 7.13), effective as of the Merger Effective Time.

(b)         At the Closing, SPAC will deliver or cause to be delivered to the Company:

(i)          a certificate signed by an executive officer of SPAC, dated the Closing Date, certifying that, the conditions specified in Section 8.3(a) and Section 8.3(b) have been fulfilled;

(ii)         the Investor Rights Agreement, duly executed by duly authorized representatives of SPAC and the Sponsor; and

(iii)        the Lock-Up Agreement, duly executed by duly authorized representatives of the Sponsor.

4.3.        Closing Statements.

(a)         No sooner than five (5) or later than two (2) Business Days prior to the Closing Date:

(i)          the Company Parties shall deliver to SPAC a certificate duly executed by an authorized officer of the Company (the “Company Closing Certificate”) setting forth a statement of (i) the aggregate accrued and unpaid Company Transaction Expenses as of immediately prior to the Merger Effective Time (the “Unpaid Company Expenses”) and (ii) the TCO Restructuring Expenses, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing and, if reasonably required by the Trustee, the certified Taxpayer Identification Numbers, of each payee.

(ii)         SPAC shall deliver to the Company a certificate duly executed by an authorized officer of SPAC (the “SPAC Closing Statement” and, together with the Company Closing Certificate, the “Closing Statements”), setting forth the aggregate accrued and unpaid SPAC Transaction Expenses as of immediately prior to the Merger Effective Time (the “Unpaid SPAC Expenses” and, together with the Unpaid Company Expenses, the “Unpaid Transaction Expenses”), which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing and, if reasonably required by the Trustee, the certified Taxpayer Identification Numbers, of each payee.

(b)         On the Closing Date, concurrently with the Merger Effective Time, all Unpaid Transaction Expenses shall be paid in full, and in furtherance of the foregoing, the parties agree that the Parties shall use their reasonable best efforts to cause the Trustee to pay by wire transfer of immediately available funds from the Trust Account, the Unpaid Transaction Expenses set forth on the Closing Statements pursuant to Section 7.16. For the avoidance of doubt, the Company shall be solely responsible and pay for the TCO Restructuring Expenses prior to and after the Closing. If the Closing shall occur, any payment of the Unpaid Transaction Expenses from the proceeds of the Trust Account shall take priority over any payment of the TCO Restructuring Expenses.

(c)         Each of the Company Parties and SPAC shall (i) provide the other parties hereto and their respective Representatives with reasonable access to the relevant books, records and finance personnel of such party to enable the other parties hereto and their respective Representatives to review and analyze the amounts set forth on the Closing Statements, and (ii) make such amendments to the Closing Statements as the parties may mutually and in good faith agree.

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4.4.        Delivery of CayCo Subscription Shares, SPAC Exchange Shares and SPAC Exchange Warrants.

(a)         Following the date hereof and prior to the Closing Date, CayCo shall appoint Continental Stock Transfer & Trust Company as an exchange agent (the “Exchange Agent”) to act as the exchange agent in connection with the Merger and the TCO Restructuring, and, if required by the Exchange Agent, enter into an exchange agent agreement (in a form and substance that is reasonably acceptable to SPAC and the Company) in order for, among other things, the Exchange Agent to make the distributions contemplated by Section 2.1 and this Section 4.4.

(b)         At least two (2) Business Days prior to the Merger Effective Time, CayCo shall send, or shall cause the Exchange Agent to send, to each holder of SPAC Class A Ordinary Shares (other than SPAC Dissenting Shareholders) and the Company Shareholders (other than the Remaining Company Shareholders) instructions and/or any documents as may be reasonably required for the delivery of the CayCo Subscription Shares, SPAC Exchange Shares and SPAC Exchange Warrants in accordance with this Section 4.4(b), and SPAC shall deliver, or cause each such holder of SPAC Class A Shares and Company Shareholders to deliver, to the Exchange Agent, such information and/or documents (including, if necessary or appropriate, a letter of transmittal) reasonably requested by the Exchange Agent, for the purpose of updating the share transfer books of CayCo to reflect such delivery of the CayCo Subscription Shares, SPAC Exchange Shares and SPAC Exchange Warrants to such holder of SPAC Class A Shares and Company Shareholders in accordance with this Section 4.4(b).

(c)         Immediately prior to or at the Merger Effective Time, CayCo shall deposit, or cause to be deposited, with the Exchange Agent: (i) evidence in book-entry form of CayCo Ordinary Shares representing the number of CayCo Ordinary Shares required to be issued or already issued (as applicable) to (A) the holders of SPAC Class A Ordinary Shares (other than SPAC Dissenting Shareholders) in connection with the Merger as the SPAC Exchange Shares under Section 3.7(a)(iii), and (B) the Company Shareholders (other than the Remaining Company Shareholders) in connection with the Company Shareholders Subscription under Section 2.1 and (ii) the SPAC Exchange Warrants.

(d)         At the Merger Effective Time, CayCo shall (i) instruct the Exchange Agent to deliver to (x) such holder the SPAC Exchange Shares or the SPAC Exchange Warrants, as applicable, to which such holder is entitled pursuant to Section 3.7(a)(iii), and in exchange any outstanding SPAC Class A Ordinary Shares or SPAC Warrants shall be cancelled as a result of the Merger, without any further action by any party; (y) the Company Shareholders (other than the Remaining Company Shareholders) the CayCo Subscription Shares deposited with the Exchange Agent pursuant to Section 4.4(c); and (ii) update its register of members om accordance with this Section 4.4(d).

(e)         At and after the Merger Effective Time, any certificate(s) representing SPAC Class A Ordinary Shares (other than SPAC Dissenting Shares) or SPAC Warrants shall be deemed to evidence such holder’s right to receive its respective portion of the SPAC Exchange Shares or SPAC Exchange Warrants, as applicable, into which such SPAC Class A Ordinary Shares or SPAC Warrants shall have been converted by the Merger. From and after the Merger Effective Time, all previous holders of SPAC Class A Ordinary Shares or SPAC Warrants shall cease to have any rights as shareholders or equityholders of SPAC other than the right to receive such holder’s respective portion of the SPAC Exchange Shares or the SPAC Exchange Warrants, as applicable, into which such SPAC Class A Ordinary Shares and SPAC Warrants have been converted pursuant to this Agreement, without interest, or, in the case of SPAC Dissenting Shareholders, the right to receive the applicable payment as set forth in this Section 4.4.

(f)          Promptly following the date that is one (1) year after the Merger Effective Time, CayCo shall instruct the Exchange Agent to deliver to CayCo all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the CayCo Subscription Shares, the SPAC Exchange Shares or SPAC Exchange Warrants, as the case may be, that remains unclaimed shall be returned to CayCo, and any Person that was a Company Shareholder or a holder of SPAC Class A Ordinary Shares or SPAC Warrants as of immediately prior to the Merger Effective Time that has not received its portion of the CayCo Subscription Shares or exchanged SPAC Class A Ordinary Shares or SPAC Warrants for an applicable portion of the SPAC Exchange Shares or SPAC Exchange Warrants, as the case may be, in accordance with this Section 4.4 prior to the date that is one (1) year after the Merger Effective Time, may transfer such CayCo Subscription Shares, SPAC Class A Ordinary Shares or SPAC Warrants to CayCo and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and CayCo shall promptly deliver, such applicable portion of the CayCo Subscription Shares, SPAC Exchange Shares or SPAC Exchange Warrants without any interest thereupon. None of SPAC or the Company Parties or the Exchange Agent shall be liable to any Person in respect of any of

Annex A-21

the CayCo Subscription Shares, SPAC Exchange Shares or SPAC Exchange Warrants delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares or warrants shall not have been transferred immediately prior to such date on which any amounts payable pursuant to this Article IV would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of CayCo, free and clear of all claims or interest of any Person previously entitled thereto.

4.5.        Directors and Officers. At and after the Merger Effective Time, the Persons identified as the initial directors and officers of CayCo after the Merger Effective Time, in accordance with the provisions of Section 7.13, shall be the directors and officers (and in the case of such officers, holding such positions as set forth on Section 4.5 of the Company Disclosure Letter), respectively, of CayCo, each to hold office in accordance with the Governing Documents of CayCo, effective as of the Merger Effective Time.

4.6.        CayCo Governing Documents. Immediately prior to the TCO Restructuring Closing, CayCo shall adopt the amended and restated memorandum and articles of association in substantially the form attached as Exhibit E hereto, until thereafter amended in accordance with the terms thereof and the Cayman Companies Act.

4.7.        Certain Adjustments. The number of CayCo Ordinary Shares that each Person is entitled to receive as a result of the Merger or the TCO Restructuring and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any share subdivision, reverse share subdivision, share consolidation, share dividend or distribution (including any dividend or distribution of securities convertible into CayCo Ordinary Shares, as applicable), extraordinary cash dividend, reorganization, recapitalization, reclassification, exchange of shares or other like change with respect to the Company Shares, SPAC Ordinary Shares or CayCo Ordinary Shares, as applicable, occurring during the date of this Agreement and the Closing Date.

4.8.        Fractional Shares. Notwithstanding anything in this Agreement, no fraction of a CayCo Ordinary Share shall be issued by virtue of the Merger or the TCO Restructuring, and any Person who would otherwise be entitled to a fraction of a CayCo Ordinary Share (after aggregating all fractional CayCo Ordinary Shares that otherwise would be received by such Person) shall receive from CayCo, in lieu of such fractional share: (i) one (1) CayCo Ordinary Share if the aggregate amount of fractional CayCo Ordinary Shares such Person would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no CayCo Ordinary Share if the aggregate amount of fractional CayCo Ordinary Shares such Person would otherwise be entitled to is less than 0.50.

4.9.        SPAC Dissenter’s Right.

(a)         Notwithstanding anything in this Agreement to the contrary and to the extent available under the Cayman Companies Act, all SPAC Ordinary Shares that are issued and outstanding immediately prior to the Merger Effective Time and that are held by any Person who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, in accordance with Section 238 of the Cayman Companies Act (the “SPAC Dissenting Shares” and holders of SPAC Dissenting Shares being referred to as “SPAC Dissenting Shareholders”) shall be cancelled and cease to exist at the Merger Effective Time, shall not be entitled to receive the applicable SPAC Exchange Shares under Section 3.7(a)(iii) and shall instead be entitled to receive only the payment of the fair value of such SPAC Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Companies Act.

(b)         For the avoidance of doubt, all SPAC Ordinary Shares held by SPAC Dissenting Shareholders who shall have failed to exercise or who shall have effectively withdrawn or lost their dissenter rights under Section 238 of the Cayman Companies Act shall thereupon (i) not be deemed to be SPAC Dissenting Shares, and (ii) be cancelled and cease to exist in exchange for, at the Merger Effective Time, the right to receive the applicable SPAC Exchange Shares under Section 3.7(a)(iii) in the manner provided in Section 4.4.

(c)         SPAC shall provide to the Company (i) reasonably prompt notice of any notices of objection or notices of dissent to the Merger or demands for appraisal under Section 238 of the Cayman Companies Act received by SPAC, attempted withdrawals of such notices, dissents or demands, and any other instruments served pursuant to the Cayman Companies Act and received by SPAC relating to the exercise of any rights to dissent from the Merger or appraisal rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such notice of dissenter right or demand for appraisal under the Cayman Companies Act. SPAC shall not, except with the

Annex A-22

prior written consent of the Company, make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d)         In the event that any written notice of objection to the Merger is served on SPAC by any SPAC Shareholder pursuant to Section 238(2) of the Cayman Companies Act, SPAC shall give written notice of the authorization of the Merger to each such SPAC Shareholder within twenty (20) days of obtaining the SPAC Shareholder Approval, pursuant to and in accordance with Section 238(4) of the Cayman Companies Act.

4.10.      Withholding. Notwithstanding any other provision to this Agreement, CayCo, SPAC, Merger Sub, the Company and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement any such Taxes as may be required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by CayCo, SPAC, Merger Sub, the Company, or the Exchange Agent, respectively). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made and paid to the applicable Governmental Authority. To the extent any party hereto becomes aware of any obligation to deduct or withhold from amounts otherwise payable, issuable or transferable pursuant to this Agreement, such party shall notify the other parties hereto at least five (5) days prior to the date of the relevant payment, and the parties hereto shall reasonably cooperate to obtain any certificates or other documentation required in respect of such deduction or withholding obligation and to reduce or eliminate any applicable deduction or withholding.

4.11.      Tax Treatment. The parties intend that, for United States federal income tax purposes, (a) the TCO Restructuring, together with the Merger, qualifies as a transfer of property described in Section 351 of the Code and Treasury Regulations thereunder, (b) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (as defined below), and the Treasury Regulations (as defined below) promulgated thereunder, (c) the SPAC Class B Conversion qualifies as a “reorganization” under Section 368(a)(1)(E) of the Code and the Treasury Regulations promulgated thereunder, and (d) this Agreement is, and is hereby adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). None of the parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause the Transactions and the TCO Restructuring to fail to qualify for the Intended Tax Treatment. The Transactions and the TCO Restructuring shall be reported by the parties for all Tax purposes in accordance with the Intended Tax Treatment, unless otherwise required by a Governmental Authority. The parties hereto shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Transactions and the TCO Restructuring in accordance with the Intended Tax Treatment, including providing customary representation letters.

Article V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY, CayCo and Merger Sub

Except as set forth in the disclosure letter delivered to SPAC by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 10.9, qualifies the correspondingly numbered and lettered representations in this Article V), each of the Company Parties represents and warrants to SPAC as of the date of this Agreement and as of the Closing Date as follows:

5.1.        Company Organization. The Company is a company limited by shares that has been duly incorporated, formed or organized, and is validly existing under the Laws of Taiwan, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company, to SPAC, are in full force and effect as of the date hereof and the Closing Date, true, correct and complete, and the Company is not in breach or violation of any of the provisions contained in its Governing Documents. The Company has timely filed all requisite annual reports in accordance with applicable Laws. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Group. The Company is not insolvent, bankrupt or unable to pay its debts as and when they fall due.

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5.2.        Subsidiaries. As of the date of this Agreement and the Closing Date, the Company does not have any direct or indirect Subsidiaries, and does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

5.3.        CayCo and Merger Sub.

(a)         Each of CayCo and Merger Sub is an exempted company limited by shares that has been duly incorporated, and is validly existing and in good standing under the Laws of the Cayman Islands. Each of CayCo and Merger Sub has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of the Governing Documents of CayCo and Merger, in each case, as amended to the date of this Agreement and as previously made available by or on behalf of the Company, to SPAC, are in full force and effect as of the date hereof and the Closing Date, true, correct and complete. Each of CayCo and Merger Sub is not in violation of any of the provisions of its Governing Documents.

(b)         Each of CayCo and Merger Sub is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of CayCo or Merger Sub (as the case may be) to consummate the Transactions and the TCO Restructuring.

(c)         Each of CayCo and Merger Sub has no assets or operations and has not incurred any liabilities or obligations of any nature, and has not carried on any business activities or operations other than those in connection with the transactions contemplated hereby. Each of CayCo and Merger Sub was incorporated solely for the purpose of engaging in the transactions contemplated hereby and activities incidental thereto. All of the equity interests of Merger Sub are held directly by CayCo. As of the date hereof, all issued and outstanding shares of CayCo are owned by the Initial CayCo Shareholders, free and clear of all Liens (other than Permitted Liens).

(d)         Each of CayCo and Merger Sub has all requisite corporate power and authority to (i) execute and deliver this Agreement and the documents contemplated hereby, and (ii) consummate the Transactions and the TCO Restructuring, and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the Transactions and the TCO Restructuring and thereby have been duly and validly authorized and approved by the board of directors and shareholder of CayCo, and by CayCo as the sole shareholder of Merger Sub. No other corporate proceeding on the part of CayCo or Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby. This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of CayCo and Merger Sub, and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, and at or prior to the Closing, the other documents contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of each of CayCo and Merger Sub, enforceable against CayCo and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(e)         Neither CayCo nor Merger Sub is a PRC Investor.

5.4.        Due Authorization.

(a)         Each of the Company Parties has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 5.6) to consummate the Transactions and the TCO Restructuring, and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which the Company Parties are parties contemplated hereby and the consummation of the Transactions and the TCO Restructuring have been duly and validly authorized and approved by the board of directors

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of the Company, and no other company or corporate proceeding on the part of the Company Parties is necessary to authorize this Agreement and the other documents to which the Company Parties are parties contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of the Company Parties, and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, and on or prior to the Closing, the other documents to which each of the Company Parties is a party contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company Parties, enforceable against the Company Parties in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)         On or prior to the date of this Agreement, the board of directors of each of the Company Parties has duly adopted resolutions unanimously (i) determining that this Agreement, the Ancillary Agreements, the Company Restructuring Documents, the Transactions and the TCO Restructuring are advisable and fair to, and in the best interests of, each of the Company Parties and the Company Shareholders and (ii) authorizing and approving the execution, delivery and performance by the Company Parties of this Agreement, the Ancillary Agreements, the Company Restructuring Documents, the Transactions and the TCO Restructuring. Certified copies of the resolutions described in this Section 5.4(b) have been provided to SPAC prior to the execution and delivery of this Agreement by the Company Parties. No other corporate action is required on the part of the Company or any of the Company Shareholders to enter into this Agreement or the documents to which each of the Company Parties are party contemplated hereby or to approve the Transactions and the TCO Restructuring other than the Company Shareholder Approvals.

5.5.        No Conflict. Subject to the receipt of the Governmental Approvals set forth in Section 5.6 and except as set forth on Section 5.5 of the Company Disclosure Letter, the execution and delivery by the Company Parties, as applicable, of this Agreement and the documents to which the Company Parties are parties contemplated hereby and the consummation of the Transactions and the TCO Restructuring do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under, the Governing Documents of the Company Parties, as applicable; (b) violate or conflict with any provision of, or result in the breach of, or default under, any Law (including (i) any Personal Information Laws and Policies, (ii) any Laws relating to the Company for being a Taiwan Public Company including but not limited to the Taiwan Securities and Exchange Act and any regulations promulgated thereunder, and (iii) any Laws relating to PRC Investment Restriction), Permit or Governmental Order applicable to the Group, CayCo or Merger Sub; (c) violate or conflict with any provision of, or result in the breach of, or result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Privacy Policy or Contract of the type described in Section 5.12(a) to which any of the Group, CayCo or Merger Sub is a party or by which the Group, CayCo or Merger Sub may be bound, or terminate or result in the termination of any such foregoing Contract; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Group, CayCo or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company Parties to enter into and perform its obligations under this Agreement or (ii) be material to the business of the Group.

5.6.        Governmental Authorities; Approvals. Assuming the truth and completeness of the representations and warranties of SPAC contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing (including, without limitation, the PRC Investment Approval) with, or notification to, any Governmental Authority (each, a “Governmental Approval”) is required on the part of each of the Company Parties, as applicable, with respect to the execution or delivery of this Agreement or the consummation of the Transactions and the TCO Restructuring, except for: (i) the Taiwan IC Approval; (ii) any Governmental Approvals required on the part of each of the Company Parties, as applicable, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company Parties to perform or comply with, on a timely basis, any material obligation of the Company Parties under this Agreement, the Company Restructuring Documents, or the Ancillary Agreements, to consummate the Transactions and the TCO Restructuring, or to conduct the business of the Group as currently conducted in all material respects; and (iii) the filing of the Plan of Merger and related documentation with the Cayman Registrar in accordance with the Cayman Companies Act.

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5.7.        Capitalization of the Company.

(a)         As of the date of this Agreement, the authorized share capital of the Company is NT$1,000,000,000, consisting of 100,000,000 common shares, each with a par value of NT$10 per share (the “Company Common Shares”) among which 28,150,940 common shares are issued and outstanding as of the execution of this Agreement and a capitalization table of the Company as of the date of this Agreement is set forth in Exhibit C. All of the issued and outstanding Company Common Shares: (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law and all requirements set forth in (A) the Governing Documents of the Company and (B) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens other than Permitted Liens. The Company has provided to SPAC, prior to the date of this Agreement, the complete and true list of the share certificates evidencing the Company Shares issued and outstanding as of the date of the Agreement and copies of all such share certificates.

(b)         As of the date of this Agreement and Closing Date, the Group does not have any employee incentive plan and no Options are issued or outstanding.

(c)         There are (i) no outstanding shares of capital share or share capital of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company (including debt securities) convertible into or exchangeable for shares of capital share or share capital of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue or register, or that restrict the transfer or voting of, any capital share or share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital share or share capital of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital share or share capital of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company, being referred to collectively as “Securities”), (v) no calls, subscriptions, preemptive rights, Contracts, agreements, arrangements, voting trusts, proxies, understandings or other commitments of any kind for the purchase or issuance of Securities, (vi) no “phantom shares” or similar obligations of the Company, (vii) no Contracts requiring the Company to acquire any equity interest of any other Person, and (viii) no other obligations by the Company to make any payments based on the price or value of any Securities or dividends paid thereon or revenues, earnings or financial performance or any other attribute of the Company.

(d)         Each holder or beneficial owner of the Securities has complied with all applicable Laws and have acquired other necessary Permits by Governmental Authority for their investment into or holding such Securities.

5.8.        Financial Statements.

(a)         Attached as Section 5.8(a) of the Company Disclosure Letter are the true and complete copies of the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flows and shareholders’ equity of the Group as of and for the years ended December 31, 2022 and December 31, 2021, together with the auditor’s reports thereon (the “Audited Financial Statements”). The Group will provide to SPAC true and complete copies of the unaudited condensed consolidated balance sheet and statements of operations and comprehensive loss, cash flows and shareholders’ equity of the Group as of and for the six (6)-month period ended June 30, 2023 within twenty (20) Business Days from the date of this Agreement (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b)         When delivered pursuant to Section 7.5, the Audited Financial Statements and the Interim Financial Statements, in each case, (i) fairly present in all material respects the consolidated financial position of the Group, as at the respective dates thereof, and the consolidated results of its operations, its consolidated incomes, its consolidated changes in shareholders’ equity (with respect to the Audited Financial Statements only) and its consolidated cash flows for the respective periods then ended (subject, in the case of the Interim Financial Statements to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Interim Financial Statements, the absence of footnotes or the inclusion of limited footnotes),

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(iii) were prepared from, and are in accordance in all material respects with, the books and records of the Group, (iv) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 7.5, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof, and (v) except as expressly disclosed in the Financial Statements, are not affected to a material extent by any unusual, exceptional or non-recurring items that would or might make the financial position or results of operations of the Group as disclosed in such Financial Statements misleading or deceptive.

(c)         The Group maintains a system of internal accounting controls sufficient in all respects to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. Neither the Group (including any employee thereof) nor any independent auditor of the Group has identified or been made aware of (x) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Group, (y) any fraud, whether or not material, that involves the Group’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Group or (z) any claim or allegation regarding any of the foregoing.

(d)         The Group is not a party to, and does not have any commitment to become a party to, any material off-balance sheet partnership or any similar Contract or arrangement, including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

5.9.        Undisclosed Liabilities. Except as set forth on Section 5.9 of the Company Disclosure Letter, there is no other liability, debt or obligation of or claim or judgment against, the Group, CayCo and Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, consistent with past practice, of the Company, or (c) that will be discharged or paid off prior to or at the Closing. There is no outstanding guarantee, indemnity, encumbrance or comfort (whether or not legally binding) given by the Company Parties to any person other than as disclosed in the Company Disclosure Letter. There are no and will not have any material liability, debt, obligation of, claim, judgement against, or other material adverse effect on the Group or its Affiliates (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated or due or to become due) arising from or in connection with any former or current Subsidiary of the Company; and the Company has not exercised and shall not exercise its option to repurchase any shares or securities from any of the Company’s Subsidiaries.

5.10.      Litigation and Proceedings. Except as set forth on Section 5.10 of the Company Disclosure Letter, as of the date hereof: (a) there are no initiated, pending or, to the knowledge of the Company, threatened, Actions, or other proceedings at law or in equity (collectively, “Legal Proceedings”), against the Group, CayCo or Merger Sub or their respective properties or assets (including their respective Intellectual Property), or any of the directors, officers or employees of any of the Group, CayCo or Merger Sub in their capacity as such; (b) other than examinations conducted in the ordinary course of a Governmental Authority’s generally applicable supervisory jurisdiction, no investigations, audits or other inquiries have been initiated, are pending, or, to the knowledge of the Company, have been threatened against, the Group, CayCo or Merger Sub or their respective properties or assets (including their respective Intellectual Property) by any Governmental Authority; and (c) there is no outstanding Governmental Order imposed upon the Group, CayCo or Merger Sub; nor are any properties or assets (including their respective Intellectual Property), or any of the directors, officers or employees of the Group or its businesses bound or subject to any Governmental Order.

5.11.      Legal Compliance.

(a)         Each of the Group, CayCo or Merger Sub is, and for the prior five (5) years has been, in compliance in all material respects with all applicable Laws, including (i) Laws related to the prevention of money laundering and economic sanctions, Personal Information Laws and Policies, (ii) Laws related to cross-border investment and foreign exchange and Laws related to cybersecurity and data privacy, and (iii) Laws relating to the Company for being a Taiwan Public Company, including but not limited to the Taiwan Securities and Exchange Act and any regulations promulgated thereunder, and the PRC Investment Restriction. The Group maintains a program of

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policies, procedures and internal controls to ensure compliance with applicable Law. Neither the Group nor any of its officers, directors or employees thereof acting in such capacity, has received any written notice of, or been charged with, the violation of any Laws.

(b)         The Group, CayCo and Merger Sub (i) are, and have been for the past five (5) years, in compliance in all material respects with all Anti-Money Laundering Laws, International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations or other authorizations from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). None of the Group, CayCo or Merger Sub is required to report the Merger or the TCO Restructuring to any Governmental Authority under the International Trade Laws or under any Export Approval. There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or legal proceedings against the Group related to any Anti-Money Laundering Laws, International Trade Laws or Sanctions Laws or any Export Approvals. Neither the Group nor any of its directors or officers, or, to the knowledge of the Company, employees or any of the Group’s agents, representatives or other Persons acting on behalf of the Group, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country.

5.12.      Contracts; No Defaults.

(a)         Section 5.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xvi) below to which, as of the date of this Agreement, the Group is a party or by which it is bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed in Section 5.12(a) of the Company Disclosure Letter have previously been delivered to or made available to SPAC or its agents or representatives, together with all amendments thereto:

(i)          any Contract with any of the Top Customers or the Top Vendors;

(ii)         each note, debenture, Contract or other evidence of Indebtedness of the Group, including any agreement or commitment for future loans, credit or financing, in each case, in excess of US$100,000;

(iii)        each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Group in the last five (5) years, in each case, involving payments in excess of US$100,000 other than Contracts in which the applicable acquisition or disposition has been consummated, and there are no liabilities of the Group remaining or obligations of the Group ongoing;

(iv)        each lease, rental or occupancy agreement, license, installment and conditional sale agreement and other Contract that provides for the ownership of, leasing of, title to, use of or any leasehold or other interest in any real or personal property and involves aggregate payments in excess of US$50,000 in any calendar year;

(v)         each Contract involving the formation of a joint venture, partnership, strategic alliance or limited liability company;

(vi)        Contracts (other than employment agreements, employee confidentiality and invention assignment agreements, equity or equity incentive documents and Governing Documents) between the Group, on the one hand, and Affiliates of the Group, the officers and managers (or equivalents) of the Group, the members or shareholders of the Company, any employee of the Group or a member of the immediate family of the foregoing Persons, on the other hand, if any (collectively, “Affiliate Agreements”);

(vii)       Contracts with each current employee or individual consultant or other individual service provider to the Group that provide annual base compensation (excluding bonus and other benefits) in excess of US$100,000;

(viii)      Contracts with any employee or consultant of the Group that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the Transactions or the TCO Restructuring;

(ix)        any collective bargaining (or similar) agreement or Contract between the Group, on one hand, and any labor union, works council or other body representing employees of the Group, on the other hand;

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(x)         each Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue) related to use of Intellectual Property by or of the Group and material to the business of the Group (other than nonexclusive licenses (A) to use unmodified, commercially available off-the-shelf software that does not include negotiated terms and have a replacement cost and annual license fee of less than US$200,000 per each such Contract or (B) granted to end users and service providers in the ordinary course of business, including incidental trademark licenses ancillary to marketing, printing or advertising Contracts);

(xi)        Contracts containing covenants of the Group (A) prohibiting or limiting the right of the Group to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Group’s ability to conduct their business with any Person in any geographic area in any material respect;

(xii)       any Contract that (A) grants to any Person any preferred pricing, “most favored nation” or similar rights, (B) grant exclusivity to any Person in respect of any geographic location, any customer or any product or service, (C) requires the purchase of all or a given portion of the Group’s requirements for products or services from any Person, or any other similar provision, or (D) grants to any Person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to the Group in excess of US$200,000 in any calendar year;

(xiii)      Contracts granting to any Person (other than the Group) a right of first refusal, first offer or similar right to purchase or acquire exclusive rights or ownership with respect to any service, product or Intellectual Property of the Group or to purchase or acquire equity interests in the Group;

(xiv)      each of the arrangements and agreements described on Section 5.12(a)(xiii) of the Company Disclosure Letter, whether or not in written form (and if in written from, whether or not executed by the parties thereto as of the date of this Agreement);

(xv)       Contracts that (A) involve any capital commitment or capital expenditure of US$200,000 (or the equivalent in other currencies) or more, in the aggregate, or (B) require performance by the Group more than one (1) year from the date hereof that, in each of the case of clauses (A) and (B), are not terminable by the Group without premium or penalty on notice of sixty (60) calendar days or less; and

(xvi)      any outstanding written commitment to enter into any Contract of the type described in clauses (i) through (xiv) of this Section 5.12(a).

(b)         All of the Contracts listed pursuant to Section 5.12(a) in the Company Disclosure Letter are (i) in full force and effect, (ii) represent the legal, valid and binding obligations of the Group and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto, and (iii) except as set forth on Section 5.12(b) of the Company Disclosure Letter, none of the Top Customers or Top Vendors has, as of the date of this Agreement, notified the Group in writing, or to the Company’s knowledge, verbally (i) that it will, or has threatened to terminate, cancel, materially limit or materially alter and adversely modify any of its existing business with the Group (other than due to the expiration of an existing contractual arrangement) or (ii) that it is, or to the knowledge of the Company, otherwise involved in or threatening a material dispute with the Group or its businesses. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Group, (x) the Group has performed in all respects all of its obligations required to be performed by it to date under such Contracts listed pursuant to Section 5.12(a) and neither the Group, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) the Group has not received any written claim or notice of termination or breach of or default under any such Contract, and (z) no event has occurred which, individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Group or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

5.13.      Company Benefit Plans.

(a)         Section 5.13(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) (whether or not subject thereto) and any other plan, policy, program or agreement (including any insurance policy, pension arrangement, provident fund, education fund, disability insurance, any employment, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, retention,

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supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are maintained, sponsored or contributed to by the Group, or to which the Group is a party or has or may have any liability, and in each case, whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority (each, a “Company Benefit Plan”) and separately denotes with an asterisk each Non-U.S. Plan. The Company has delivered to SPAC, to the extent applicable, true, complete and correct copies of (A) each Company Benefit Plan (or, if not written a written summary of its material terms), including all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, to the extent applicable; and (B) the most recent summary plan descriptions, including any summary of material modifications.

(b)         Except as set forth on Section 5.13(b) of the Company Disclosure Letter: (i) each Company Benefit Plan has been operated and administered in material compliance with its terms and all applicable Laws; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; and (iii) the Company is not in breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan.

(c)         No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”) and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.

(d)         With respect to each Company Benefit Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(e)         No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Group for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary). No condition exists that would prevent the Group from amending or terminating any Company Benefit Plan providing health or medical benefits in respect of any active employee of the Group (other than in accordance with the applicable Company Benefit Plan).

(f)          Except as set forth on Section 5.13(f) of the Company Disclosure Letter, the consummation of the Transactions and the TCO Restructuring will not, either alone or in combination with another event (such as termination following the consummation of the Transactions and the TCO Restructuring), (i) entitle any current or former employee, officer or other service provider of the Group to any severance pay or any other compensation or benefits payable or to be provided by the Group, except as expressly provided in this Agreement, or (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits (including in respect of Options) due any such employee, officer or other individual service provider by the Group, (iii) directly or indirectly cause the Group to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan, or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan at or following the consummation of the Transactions and the TCO Restructuring. The consummation of the Transactions and the TCO Restructuring will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code to any current or former employee, officer or other individual service provider of the Group. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code or otherwise.

(g)         With respect to each Company Benefit Plan subject to the Laws of any jurisdiction outside the United States, (i) all employer contributions to each such Company Benefit Plan required by Law or by the terms of such Company Benefit Plan have been made, (ii) each such Company Benefit Plan required to be registered

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has been registered and has been maintained in good standing with applicable regulatory authorities and, to the knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Company Benefit Plan that would reasonably be expected to adversely affect any such approval or good standing, and (iii) each such Company Benefit Plan required to be fully funded or fully insured, is fully funded or fully insured, including any back-service obligations, on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Laws. Each Company Benefit Plan subject to the Laws of any jurisdiction outside the United States, which provides retirement benefits, is a defined contribution plan.

5.14.      Labor Relations; Employees.

(a)         The Group is not or has never been a party to or bound by any collective bargaining agreement, or any similar agreement, Contract or arrangement with a labor union, trade union or other organization or body involving any of its employees or employee representatives, or is otherwise required (under any Law, under any Contract or otherwise) to provide benefits or working conditions under any of the foregoing, and no such agreement is being or has been negotiated by the Group, and no labor union, works council or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the employees of the Group. To the knowledge of the Company, there has been no labor organization activity involving any employees of the Group. The Group is not and has never been a member of any employers’ association or organization. The Group has never had any threatened strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting the Group or question concerning representation, by or with respect to any of the Group’s employees.

(b)         The Group is, and has been, as of its inception date, in compliance with all applicable Laws respecting labor, employees and employment issues, including, but not limited to, all Laws respecting terms and conditions of employment, termination of employment, occupational health and safety, wages and hours, overtime and overtime payment, working during rest days, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, privacy issues, fringe benefits and employment practices, immigration, employment discrimination, harassment, disability rights or benefits, notices to employees, pay slips, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, unemployment insurance, social security (or similar) and housing allowance fund, and the Group is not engaged and has never been engaged in any unfair labor practice of any nature.

(c)         The Group has never received (i) notice of any unfair labor practice charge or complaint before the National Labor Relations Board or any other Governmental Authority against it, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against it, (iii) notice of any charge or complaint with respect to or relating to it before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration or occupational safety and health Laws to conduct an investigation with respect to or relating to it or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding in any forum by or on behalf of any present or former employee of it, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, and with respect to each of clauses (i) through (v) herein, no such matters are pending or to the knowledge of the Company, threatened.

(d)         To the knowledge of the Company, no employee of the Group with annual base salary in excess of US$100,000 or at the level of vice president or higher intends to terminate his or her employment.

(e)         To the knowledge of the Company, no present or former employee, worker or independent contractor of the Group is in violation of (i) any term of any employment Contract, invention assignment agreement, patent disclosure agreement, restrictive covenants, including non-competition and non-solicitation, nondisclosure obligation or fiduciary duty to the Group, or (ii) any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Group or (B) the knowledge or use of trade secrets or proprietary information.

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(f)          All payments due from the Group on account of wages or other compensation, and employee health and welfare insurance and other benefits, have been paid or accrued in all material respects in accordance with GAAP as a liability on the books of the Group.

(g)         The Group is not party to a settlement agreement with a current or former officer, employee or independent contractor of the Group that involves allegations relating to sexual or other harassment, sexual misconduct or discrimination by any employee or officer of the Group. To the knowledge of the Company, in the last three (3) years, no allegations of sexual or other harassment, sexual misconduct or discrimination have been made against any employee or officer of the Group.

(h)         The Group has not misclassified its current or former independent contractors as such or its current or former employees as exempt or nonexempt from wage and hour Laws.

(i)          In the past three (3) years, the Group has not closed any site of employment, effectuated any group layoffs of employees, furloughs, employment terminations or implemented any early retirement, exit incentive or other group separation program, nor has the Group planned or announced any such action or program for the future, whether temporary or permanent.

(j)          In the past three (3) years, the Group has complied in all material respects with their respective obligations under applicable Law or any agreement with a labor union, works council or any other employee representative body to inform, consult with and/or obtain consent from any such entity. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required by applicable Law or any agreement, with any such entity for the Company to enter into this Agreement or to consummate any of the Transactions and the TCO Restructuring. The Group does not engage any personnel through manpower agencies.

5.15.      Taxes.

(a)         All Tax Returns required to be filed by or with respect to the Group have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate and all amounts of Taxes of the Group due and payable (whether or not shown on any Tax Return) have been timely paid. Any Taxes of the Group that are not yet due and payable have been properly accrued on the Financial Statements or, with respect to taxable periods not reflected on the Financial Statements, on the books and records of the Group, in each case, in accordance with GAAP.

(b)         The Group has withheld from amounts owing or paid to any employee, creditor, shareholder or other Person all Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts and otherwise complied in all respects with all applicable withholding and related reporting and record-keeping requirements. The Group is registered for the purposes of sales Tax, use Tax, employment Taxes, Transfer Taxes, value added Taxes or any similar Tax in all jurisdictions, where it is required by Law to be so registered and has within the time and manner prescribed by applicable Law collected all such Taxes (and, for all sales that are exempt from sales, value added and similar Taxes and that were made without charging or remitting sales, value added or similar taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale as exempt) and has timely remitted all Taxes collected to the appropriate taxing authority in accordance with applicable Laws.

(c)         The Group has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (except for automatic extensions of time to file income Tax Returns obtained in the ordinary course of business).

(d)         There are no Liens for any material amount of Taxes (other than Permitted Liens) upon the property or assets of the Group.

(e)         No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Group that remains unpaid.

(f)          There are no Tax audits or other examinations of the Group presently in progress, nor has the Group been notified in writing of (nor to the knowledge of the Company has there been) any request or threat for such an audit or other examination, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any amount of Taxes of the Group.

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(g)         The Group has not made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.

(h)         The Group is not a party to or bound by any Tax indemnification or Tax sharing agreement.

(i)          The Group (i) is not liable for Taxes of any other Person (other than the Group) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes) and (ii) has never been a member of an affiliated, consolidated, combined or unitary group filing for income Tax purposes, other than a group the common parent of which was or is the Group.

(j)          No written claim has been made by any Governmental Authority where the Group does not file Tax Returns that it is or may be subject to taxation in that jurisdiction and, to Company’s knowledge, there is no basis for any such claim to be made.

(k)         The Group does not have, and has never had, a permanent establishment or a fixed place of business in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization. The Group is, and has always been, tax residents solely in its country of incorporation.

(l)          The Group will not be required to include any amount in taxable income, exclude any item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received or deferred revenue recognized on or prior to the Closing Date, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, or (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law).

(m)        The Group is not a passive foreign investment company within the meaning of Section 1297 of the Code.

(n)         The Group is properly classified as a non-U.S. corporation for U.S. federal income Tax purposes and is not (i) a “surrogate foreign corporation” or a “expatriated entity” within the meaning of Section 7874 of the Code, (ii) a domestic corporation pursuant to Section 7874 of the Code or (iii) a stapled entity within the meaning of Section 269B of the Code.

(o)         There currently are no limitations on the utilization of the net operating losses, built-in-losses, capital losses, Tax credits, Tax holidays or other Tax attributes of the Group under any applicable law, and there are no limitations on Group’s ability to use such net operating losses, built-in-losses, capital losses, Tax credits, Tax holidays or other similar items under any applicable law.

(p)         The Group has not taken any action, nor, to the knowledge of the Company, are there any facts or circumstances, that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment of the Business Combination, the Transactions and the TCO Restructuring.

(q)         CayCo has paid to the Governmental Authority the applicable securities transaction tax on behalf of the Company Shareholders (other than the Remaining Company Shareholders) in connection with the TCO Restructuring.

5.16.      Brokers’ Fees. Except as set forth on Section 5.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions or the TCO Restructuring based upon arrangements made by the Group or any of its Affiliates for which SPAC or the Group has any obligation.

5.17.      Insurance. Section 5.17 of the Company Disclosure Letter contains a list of all material policies or binders of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Group as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to SPAC. All such policies are in full

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force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Group with respect to any such policy. No insurer has denied or disputed coverage of any material claim under an insurance policy.

5.18.      Permits.

(a)         The Group has obtained, and maintains, all Permits required to permit the Group to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Group as currently conducted. Each Permit held by the Group is valid, binding and in full force and effect. The Group: (a) is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any Permit to which it is a party; (b) is not or has not been the subject of any pending or threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, or impairment of any Permit; and (c) has not received any notice that any Governmental Authority that has issued any Permit intends to cancel, terminate, or not renew any such material Permit, except to the extent such Permit may be amended, replaced or reissued as a result of and as necessary to reflect the Transactions or the TCO Restructuring.

(b)         Section 5.18(b) of the Company Disclosure Letter sets forth a true, correct and complete list of Permits held by the Group.

5.19.      Equipment and Other Tangible Property.

(a)         The Group owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Group as owned by the Group, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Group are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

(b)         Section 5.19 of the Company Disclosure Letter contains a list of all Liens over the Group’s assets granted by the Group in favor of any Person (other than the Group) as of the date of this Agreement. True, correct and complete copies of security documents granting such Liens (“Company Security Documents”) as in effect as of the date hereof have previously been made available to SPAC. The Group has complied in all material respects with the terms of all Company Security Documents, and all such Company Security Documents are valid and binding in accordance with their respective terms and in full force and effect, and there is not under any such Company Security Documents any material existing default by the Group or, to the knowledge of the Company, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, except for any such noncompliance, default or failure to be in full force and effect that, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

5.20.      Real Property.

(a)         Section 5.20 of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:

(i)          The Group holds a good and valid leasehold estate in, and enjoys peaceful and undisturbed possession of, such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(ii)         The Group’s possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed.

(iii)        The Group has delivered to SPAC true, correct and complete copies of all leases, lease guaranties, subleases, and agreements for the leasing, use or occupancy of, or otherwise granting a right in or to the Leased Real Property by or to the Group, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been modified in any respect following the date of this Agreement, except in accordance with this Agreement and to the extent that such modifications have been disclosed by the copies delivered to SPAC.

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(iv)        The Group is in material compliance with all Liens, encumbrances, easements, restrictions, and other matters of record affecting the Leased Real Property, and the Group has not received any notice alleging any default or breach under any of such Liens, encumbrances, easements, restrictions, or other matters and, to the knowledge of the Company, no default or breach, nor any event that with notice or the passage of time would result in a default or breach, by any other contracting parties has occurred thereunder. To the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.

(v)         As of the date of this Agreement, no party, other than the Group, has any right to use or occupy the Leased Real Property or any portion thereof.

(vi)        The Group has not received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.

(b)         The Group does not own any freehold property, land or other real property (“Owned Land”).

(c)         The development, construction and usage of construction projects and decoration projects (including construction or decoration of laboratories, research centers and other experimental facilities, etc.) owned or used by the Group are conducted in compliance with applicable Laws and all material Permits thereunder have been duly obtained in accordance with applicable Laws.

5.21.      Intellectual Property.

(a)         Section 5.21(a) of the Company Disclosure Letter lists each item of Intellectual Property that is registered or applied-for with a Governmental Authority or a domain name registry and is owned or purported to be owned by the Group, whether applied for or registered in the United States or internationally as of the date of this Agreement (“Company Registered Intellectual Property”). The Group is the sole and exclusive beneficial and record owner of all of the items of Company Registered Intellectual Property and all material unregistered Intellectual Property owned or purported to be owned by the Group (together with the Company Registered Intellectual Property, the “Company Intellectual Property”), and all such Company Intellectual Property is subsisting and, excluding any pending applications included in the Company Registered Intellectual Property, is valid and enforceable.

(b)         Except as would not be expected to be material to the Group, the Group owns, free and clear of all Liens (other than Permitted Liens), or has a valid right to use, all Intellectual Property reasonably necessary for the continued conduct of the business of the Group in substantially the same manner as such business has been operated during the twelve (12) months prior to the Closing Date.

(c)         The Group has not, within the three (3) years preceding the date of this Agreement, infringed upon, misappropriated or otherwise violated and are not infringing upon, misappropriating or otherwise violating, any Intellectual Property of any Person, and there is no Action pending to which the Group is a named party, or, to the knowledge of the Company, that is threatened in writing, alleging the Group’s infringement, misappropriation or other violation of any Intellectual Property of any Person, or challenging the ownership, validity, enforceability or use of any Company Intellectual Property.

(d)         Except as set forth on Section 5.21(d) of the Company Disclosure Letter, to the knowledge of the Company as of the date of this Agreement, (i) no Person is infringing upon, misappropriating or otherwise violating any Company Intellectual Property, and (ii) the Group has not sent to any Person within the three (3) years preceding the date of this Agreement any written notice, charge, complaint, claim or other written assertion against any Person claiming infringement or violation by or misappropriation of any Company Intellectual Property.

(e)         The Group takes, and throughout the three (3) years preceding the date of this Agreement has taken, commercially reasonable measures to protect the confidentiality of trade secrets included in the Company Intellectual Property, and there has not been any unauthorized disclosure of or unauthorized access to same in any manner that has resulted or may result in the misappropriation of, or loss of trade secret or other rights in and to such information.

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(f)          No IT System contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device” or other malicious code or routine that permits unauthorized access or the unauthorized disablement or erasure of such or IT System or information or data (or any parts thereof) of the Group or customers or partners of the Group.

(g)         The Group’s use, distribution and conveyance of (i) software included in the Company Intellectual Property, and (ii) Open Source Materials, is in each case in material compliance with all Open Source Licenses applicable thereto. The Group has not used, incorporated, linked, called, modified, combined, been distributed with or derived from, or has not embedded in it any Open Source Materials in any manner that requires or purports to require any Company Intellectual Property to be subject to the terms of any Copyleft License. No Person has the current or contingent right to access or possess any source code included in the Company Intellectual Property, and the Group has not disclosed, made available or provided to any Person or allowed any Person to access or use, any such source code, in each case, other than employees, contractors and consultants of the Group that have confidentiality obligations to the Group with respect to same.

(h)         Except as set forth on Section 5.21(h) of the Company Disclosure Letter, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse impact on the business of the Group, no Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property owed (at the time of such involvement or contribution) or owes any duty or rights to any Governmental Authority, or any military, university, college or other educational institution or a research center, in each case, which may affect the Group’s full ownership of or its right to use or commercialize any such Company Intellectual Property or may impose any restrictions or obligations on the Group in respect thereof. No facilities, funding or property of any military, university, college, other educational institution or research center or other Governmental Authority was received by or for the Group or used in the development of any Company Intellectual Property. No Governmental Authority nor any military, university, college, other academic institution or research center owns, purports to own, has any other rights in or to, or any option to obtain any rights in or to, any Company Intellectual Property.

(i)          Each Person who has contributed to the creation or development of any Company Intellectual Property has executed and delivered a valid and enforceable written agreement, pursuant to which such Person has assigned to the Group all of such Person’s rights, title and interest in and to all such Company Intellectual Property and waived any and all rights to royalties or other consideration or non-assignable rights with respect to all such Company Intellectual Property. No such Person is in violation of any such agreement.

5.22.      Privacy and Cybersecurity.

(a)         The Group maintains appropriate, and is in compliance with, as applicable, and during the five (5) years preceding the date of this Agreement has maintained appropriate, and been in compliance with, as applicable, (i) all applicable Laws, rules, policies, standards and requirements of applicable industry and self-regulatory organizations, (ii) the Group’s policies (the “Privacy Policies”), and (iii) the Group’s contractual obligations, in each case, concerning cybersecurity, Personal Information (and the collection, processing, storage, use, disclosure, retention, disposal, transfer and/or protection of same (collectively, “Processing”)), data privacy and security and the security of the IT Systems (collectively, clauses (i)-(iii), “Personal Information Laws and Policies”). There are no Actions by any Person (including any Governmental Authority) pending to which the Group is a named party or threatened in writing against the Group alleging a violation of any Personal Information Laws and Policies, and there have been no such Actions brought against the Group. The Group has not received any written notice from any Person relating to an alleged violation of Personal Information Laws and Policies.

(b)         The IT Systems are in good repair and operating condition and are sufficient (including with respect to working condition, performance and capacity) for the purposes of the business of the Group as currently conducted. During the three (3) years preceding the date of this Agreement (i) there have been no breaches, unauthorized uses of or unauthorized access to, breakdowns, malfunctions, persistent substandard performance, data losses, failures or other defects in the IT Systems (or the data processed thereby), or any other incident that caused any disruption to or interruption in or to the use of such IT Systems or the conduct of the business of the Group other than those that were resolved without material cost, liability or the duty to notify any Person. The Group takes, and during the five (5) years preceding the date of this Agreement has taken, commercially reasonable, appropriate and legally compliant measures designed to protect confidential, sensitive or Personal Information processed by the Group against unauthorized access, use, modification, loss, disclosure or other misuse, including through administrative, technical and physical safeguards, and the Group has timely and reasonably remediated and addressed any and all material audit

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findings related to the IT Systems. The Group has not (A) experienced any incident in which such information or any other proprietary information was stolen, lost or improperly accessed, destructed without authorization, processed, modified or disclosed, including in connection with a breach of security, or (B) received any written notice or complaint or Action from any Person (including any Governmental Authority) with respect to any of the foregoing, nor has any such notice or complaint or Action been threatened in writing against the Group.

5.23.      Environmental Matters.

(a)         The Group is and, except for matters which have been fully resolved, has been in material compliance with all Environmental Laws.

(b)         There has been no material release of any Hazardous Materials by the Group (i) at, in, on or under any Leased Real Property or in connection with the Group’s operations off-site of the Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned or Leased Real Property during the time that the Group owned or leased such property or at any other location where Hazardous Materials generated by the Group have been transported to, sent, placed or disposed of.

(c)         The Group is not subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Group or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d)         No material legal proceeding is pending or, to the knowledge of the Company, threatened with respect to the Group’s compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a legal proceeding.

(e)         The Company has made available to SPAC all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of the Group with, or liability of the Group under, Environmental Law.

5.24.      Absence of Changes. Since the date of the most recent balance sheet included in the Financial Statements, (i) except for the Transactions and the TCO Restructuring, the business of the Group has been conducted in all material respects, in the ordinary course of business, and (ii) no action has been taken with respect to the Group or its businesses which, if taken after the date of this Agreement and prior to the Closing, would constitute a violation of Section 7.1. From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, there has not been any Company Material Adverse Effect.

5.25.      Registration Statement, Proxy Statement and Proxy Statement/Prospectus. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A, the Proxy Statement and the Proxy Statement/Prospectus (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) and/or Section 14A, the date the Proxy Statement/Prospectus and the Proxy Statement, as applicable, is first mailed to the SPAC Shareholders and certain of the Company’s shareholders, as applicable, and at the time of the SPAC Shareholders’ Meeting, the Proxy Statement/Prospectus and the Proxy Statement, as applicable, (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that, notwithstanding anything herein to the contrary (including any representations and warranties set forth in this Article V) CayCo makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Prospectus in reliance upon and in conformity with information furnished in writing to CayCo by or on behalf of each of SPAC, the Company and Merger Sub specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Prospectus. In the event there is any tax opinion, comfort letter or other opinion required to be provided in connection with the Registration Statement, notwithstanding anything to the contrary, neither this provision nor any other provision in this Agreement shall require counsel to the Company or its tax advisors to provide an opinion that the Merger qualifies as a transaction described in Section 351 of the Code or otherwise qualifies for the Intended Tax Treatment.

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5.26.      Top Customers and Top Vendors.

(a)         Section 5.26(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top ten (10) customers (the “Top Customers”) and the top ten (10) vendors (the “Top Vendors”) of the Group, in each case, based on the aggregate Dollar value of the Group’s transaction volume with such counterparty during the trailing twelve (12) months for the period ending December 31, 2022.

(b)         None of the Top Customers or Top Vendors has, as of the date of this Agreement, informed in writing any of the Group that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel or materially limit or materially and adversely modify any of its existing business with the Group (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Customers or Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Group or its businesses.

5.27.      Absence of Certain Business Practices and Anti-corruption Compliance.

(a)         For the past five (5) years: (a) the Group and its directors, officers employees and agents are in compliance with all applicable Specified Business Conduct Laws and are not engaged nor have they engaged in any activity that would reasonably be expected to result in the Group becoming the subject or target of any Sanctions Laws; and (b) the Group has not: (i) received written notice of, or made a voluntary, mandatory or directed disclosure to any Governmental Authority relating to, any actual or potential violation of any Specified Business Conduct Law; or (ii) been a party to or the subject of any pending or threatened in writing with Legal Proceedings or any investigation by or before any Governmental Authority related to any actual or potential violation of any Specified Business Conduct Law. None of the Group, nor any of its directors, executives, officers, employees, or agents is the subject or target of any Sanctions Law: or (iii) has used any funds, loaned, contributed or otherwise facilitated the activities of any Person that is the target of or controlled by a target of an applicable Sanctions Law.

(b)         For the past five (5) years, neither the Group, nor any director, officer, employee or agent acting on behalf of the Group, has offered or given anything of value to (i) any official, executive, officer employee, or any other person acting in an official capacity for or on behalf of a Governmental Authority (including, but not limited to, any director, officer, employee, or agent of a wholly or partially government-owned or government-controlled enterprise) or public international organization, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official, executive, officer, employee, or any other person acting in an official capacity for or on behalf of a Governmental Authority (including, but not limited to, any director, officer, employee, or agent of a wholly or partially government-owned or government-controlled enterprise) or public international organization, any political party or official thereof, or any candidate for political office, in each case in violation of the Specified Business Conduct Laws.

(c)         The Group has instituted and maintains policies, procedures, and controls reasonably designed to ensure compliance in all material respects with the Specified Business Conduct Laws.

(d)         The operations of the Group are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, applicable money laundering and terrorism financing statutes in all relevant jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority.

(e)         As of the date hereof, there are no current or pending internal investigations, third-party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Specified Business Conduct Laws related to the Group.

(f)          As of the date hereof, there are no whistleblower reports, allegations, or any other information concerning possible material violations of the Specified Business Conduct Laws related to the Group.

(g)         The Group is not a TID U.S. business as defined at 31 C.F.R. § 800.248.

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5.28.      Government Contracts; Government Grants.

(a)         The Group is, and always has been, in compliance with all applicable government procurement Laws in connection with every Contract with a Governmental Authority, whether for the procurement of goods or services, to which they are a party (“Government Contract”) or to which they bid within the framework of a public tender (“Bid”). Without limiting the foregoing, the Group, at all times, has been in compliance with all material terms and conditions of all Government Contracts and Bids, and all representations made within the framework of a Government Contract or Bid were current, accurate and complete in all material respects when made. To the knowledge of the Company, no allegation has been made, either in writing or orally, that the Group has acted in violation of a Government Contract or Bid or was in breach of any applicable government procurement Laws. For the last five (5) years, the Group has not, and, to the Company’s knowledge, nor has any director, officer, employee or agent acting on behalf of the Group been, (i) under administrative, civil or criminal investigation, audit or indictment with respect to any alleged irregularity, misstatement or omission regarding a Government Contract or Bid or (ii) has been suspended or debarred from placing a Bid or entering a Government Contract. No Governmental Authority or prime contractor, subcontractor or supplier has asserted any claim or initiated dispute resolution proceedings against the Group in connection with a Government Contract or Bid.

(b)         The Governmental Grants to the Group are granted in compliance with applicable Laws and the Group is in compliance with the terms and conditions of those Governmental Grants. The Group is not obliged to return or refund any Governmental Grant which it has already received, and to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to cause the Group to return or refund any Governmental Grant which it has already received.

5.29.      Sufficiency of Assets. Except as would not be expected to be material to the Group, the tangible and intangible assets owned, licensed or leased by the Group constitute all of the assets reasonably necessary for the continued conduct of the business of the Group after the Closing in the ordinary course. Notwithstanding the foregoing, this Section 5.29 shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property.

5.30.      Company Restructuring Documents.

(a)         Each of the Company and CayCo has delivered to SPAC and its Representative true and complete fully executed copies of the Phase I Restructuring Documents. The Phase I Restructuring Documents have not been amended or modified in any manner, and neither the Company or CayCo nor any Company Shareholder has entered into any agreement, side letter or other arrangements relating to the Company Acquisition or Company Shareholders Subscription.

(b)         The Phase I Restructuring Documents are, and the Phase II Restructuring Documents, when executed, will be, in full force and effect and represent a valid, binding and enforceable obligation of CayCo and the Company Shareholders in connection with the Company Acquisition or Company Shareholders Subscription. Neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under any such Phase I Restructuring Documents and when executed, the Phase II Restructuring Documents violate or will violate any Laws, including any Laws applicable to the Company for being a Taiwan Public Company, if applicable. The Phase I Restructuring Documents and when executed, the Phase II Restructuring Documents, and their respective execution and delivery do not and will not impose, create or constitute any liability, debt or obligation of or claim or judgment against, SPAC or its Affiliates (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated or due or to become due).

(c)         No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Company Shareholders or any other party thereto under the Phase I Restructuring Documents and each of the Company and CayCo has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any term and condition in the Phase I Restructuring Documents.

5.31.      Financial Assistance. The Group has not applied for a loan, loan guarantee, direct loan (as that term is defined in the CARES Act) or other investment, or to receive any financial assistance or relief (howsoever defined) under any program or facility (collectively “Financial Assistance”): (i) that is established under Law, including, without limitation, the CARES Act, section 13(3) of the Federal Reserve Act or the CAA; and (ii) (a) that requires under Law (or any regulation, guidance, interpretation or other pronouncement of a Governmental Authority with jurisdiction for

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such program or facility) as a condition of such Financial Assistance, that the Group agree, attest, certify or warrant that it has not, as of the date specified in such condition, repurchased, or will not repurchase during a specified period, any equity security of the Company or of any Affiliate of the Group, and/or that it has not, as of the date specified in such condition, made a dividend or other capital distribution or will not make a dividend or other capital distribution during a specified period, or (b) where the terms of this Agreement would cause the Group under any circumstances to fail to satisfy any condition for application for or receipt or retention of such Financial Assistance.

5.32.      Company Related Parties. Except as set forth in Section 5.32 of the Company Disclosure Letter, no shareholder of the Company, Affiliate of the Group, current or former director, manager, officer or employee of the Group or any immediate family member or Affiliate of any of the foregoing (a) is a party to any Contract, or has otherwise entered into any transaction, understanding or arrangement, with the Group, or (b) owns any property or right, tangible or intangible, which is used by the Group.

5.33.      Disclosure. All information, documents or materials disclosed, provided or made available by or on behalf of the Company to SPAC in the Data Room or any other “data room” (whether or not accessed by SPAC or its Representatives), under management or due diligence presentations or meetings, this Agreement and/or the Company Disclosure Letter (except for information consisting of any predictions, forecasts or other forward looking information) is true and not misleading in any material respect.

5.34.      No Additional Representation or Warranties. Except as provided in this Article V, neither the Company, CayCo, Merger Sub, any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to SPAC or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to SPAC or its Affiliates.

Article VI
REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in (i) any SPAC SEC Filings filed or submitted on or prior to the date hereof (excluding any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature) (it being acknowledged that nothing disclosed in such SPAC SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 6.9, Section 6.13 and Section 1.1), or (ii) in the disclosure letter delivered by SPAC to the Company (the “SPAC Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 10.9, qualifies the correspondingly numbered and lettered representations in this Article VI), SPAC represents and warrants to the Company Parties as follows:

6.1.        Company Organization. SPAC has been duly incorporated and is validly existing as an exempted company in good standing under the Laws of its jurisdiction of incorporation, organization or formation and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copy of SPAC’s Governing Documents as amended to the date of this Agreement, previously delivered by SPAC to the Company, is true, correct and complete. SPAC is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to SPAC.

6.2.        SPAC Subsidiaries. SPAC has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated.

6.3.        Due Authorization.

(a)         SPAC has all requisite corporate power and authority to (i) execute and deliver this Agreement and the documents contemplated hereby, and (ii) consummate the Transactions and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the Transactions and thereby have been (A) duly and validly authorized and approved by the SPAC Board and (B) determined by the SPAC Board as advisable to SPAC and the SPAC Shareholders and recommended for approval by the SPAC Shareholders. No other corporate proceeding on the part of SPAC is necessary to authorize this Agreement and the documents contemplated hereby (other than the SPAC

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Shareholder Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by SPAC, and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, and at or prior to the Closing, the other documents contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)         At a meeting duly called and held, the SPAC Board has approved the Transactions as a Business Combination.

6.4.        No Conflict. Subject to the SPAC Shareholder Approval and receipt of the Governmental Approvals set forth in Section 6.8, the execution and delivery of this Agreement by SPAC and the other documents contemplated hereby by SPAC and the consummation of the Transactions do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of SPAC, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to SPAC, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which SPAC is a party or by which SPAC may be bound, or terminate or result in the termination of any such Contract, or (d) result in the creation of any Lien upon any of the properties or assets of SPAC, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement or (ii) be material to SPAC.

6.5.        Litigation and Proceedings. There are no pending or, to the knowledge of SPAC, threatened Legal Proceedings against SPAC, its properties or assets, or, to the knowledge of SPAC, any of its directors, managers, officers or employees (in their capacity as such). There are no investigations or other inquiries pending or, to the knowledge of SPAC, threatened by any Governmental Authority, against SPAC, its properties or assets, or, to the knowledge of SPAC, any of its directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon SPAC, nor are any assets of SPAC’s businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to SPAC. As of the date hereof, SPAC is in compliance with all applicable Laws in all material respects. Since its incorporation on April 7, 2021, SPAC has not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to SPAC.

6.6.        SEC Filings. SPAC has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since May 2, 2022, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “SPAC SEC Filings”). Each of the SPAC SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the SPAC SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the SPAC SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the SPAC SEC Filings. To the knowledge of SPAC, none of the SPAC SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

6.7.        Internal Controls; Listing; Financial Statements.

(a)         Except as not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC, including its consolidated Subsidiaries, if any, is made known to SPAC’s principal executive officer and its principal financial officer by others within those entities, particularly

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during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act. Since May 2, 2022, SPAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC Financial Statements for external purposes in accordance with GAAP.

(b)         Each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)         Except as set forth in Section 6.7(c) of the SPAC Disclosure Letter, since May 2, 2022, SPAC has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Global Market (“NASDAQ”). The SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on NASDAQ. There is no Legal Proceeding pending or, to the knowledge of SPAC, threatened against SPAC by NASDAQ or the SEC with respect to any intention by such entity to deregister the SPAC Class A Ordinary Shares or prohibit or terminate the listing of SPAC Class A Ordinary Share on NASDAQ.

(d)         The SPAC SEC Filings contain true and complete copies of the audited balance sheet as of March 31, 2023, and statement of operations, cash flow and shareholders’ equity of SPAC for the period from May 2, 2022 (inception) through March 31, 2023, together with the auditor’s reports thereon (the “SPAC Financial Statements”). Except as disclosed in the SPAC SEC Filings, the SPAC Financial Statements (i) fairly present in all material respects the financial position of SPAC, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of SPAC have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e)         There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f)          Except for otherwise disclosed in the SPAC SEC Filings, neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC, (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (iii) any claim or allegation regarding any of the foregoing.

6.8.        Governmental Authorities; Approvals. Assuming the truth and completeness of the representations and warranties of the Company Parties contained in this Agreement, no Governmental Approval is required on the part of SPAC with respect to SPAC’s execution or delivery of this Agreement or the consummation of the Transactions, except for (i) the filing of the Plan of Merger and related documentation with the Cayman Registrar and the publication of notification of the Merger in the Cayman Islands Government Gazette in accordance with the Cayman Islands Companies Act, and (ii) as otherwise disclosed on Section 6.8 of the SPAC Disclosure Letter or Section 5.6 of the Company Disclosure Letter.

6.9.        Trust Account. As of the date of this Agreement, SPAC has at least US$121,294,223 in the Trust Account (including, if applicable, an aggregate of approximately US$4,025,000 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, or cash items, including deposits in banks, pursuant to the Investment Management Trust Agreement, dated as of April 27, 2022, between SPAC and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SPAC SEC Filings to be inaccurate or that would entitle any Person (other than the SPAC Shareholders holding SPAC Ordinary Shares sold in SPAC’s

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initial public offering, who shall have elected to redeem their SPAC Ordinary Shares pursuant to SPAC’s Governing Documents and the underwriters of SPAC’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. The Trust Agreement has not been amended or modified and is valid and in full force and effect, and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Prior to the Closing, none of the funds held in the Trust Account may be released, other than to pay Taxes and payments with respect to all SPAC Shareholder Redemptions. There are no proceedings pending or, to the knowledge of SPAC, threatened with respect to the Trust Account. SPAC has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Merger Effective Time, the obligations of SPAC to dissolve or liquidate pursuant to SPAC’s Governing Documents shall terminate, and as of the Merger Effective Time, SPAC shall have no obligation whatsoever pursuant to SPAC’s Governing Documents to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions. To SPAC’s knowledge, as of the date hereof, following the Merger Effective Time, no SPAC Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such SPAC Shareholder is exercising a SPAC Shareholder Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company Parties contained herein and the compliance by the Company Parties with their respective obligations hereunder, SPAC does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date.

6.10.      Investment Company Act; JOBS Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. SPAC constitutes an “emerging growth company” within the meaning of the JOBS Act.

6.11.      Absence of Changes. Since December 31, 2022, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement, and (b) except as set forth in Section 6.11 of the SPAC Disclosure Letter, except for the Transactions, the business of SPAC has been conducted in all material respects, in the ordinary course of business.

6.12.      No Undisclosed Liabilities. Except as set forth in Section 6.12 of the SPAC Disclosure Letter and for any Working Capital Loan and SPAC Transaction Expenses, there is no liability, debt or obligation of or claim or judgment against SPAC (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in SPAC SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the SPAC SEC Filings in the ordinary course of business of SPAC, (iii) under or disclosed in the Transaction Agreements, or (iv) which would not be, or would not reasonably be expected to be, material to SPAC.

6.13.      Capitalization of SPAC.

(a)         As of the date of this Agreement, the authorized share capital of SPAC is US$55,500, consisting of (i) 500,000,000 SPAC Class A Ordinary Shares, of which 11,500,000 shares are issued and outstanding as of the date of this Agreement, and (ii) 50,000,000 SPAC Class B Ordinary Shares, of which 2,875,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 preference shares, par value US$0.0001 per share, of which no shares are issued and outstanding as of the date of this Agreement (clauses (i), (ii) and (iii) and SPAC Warrants (as defined below) collectively, the “SPAC Securities”). The foregoing represents all of the issued and outstanding SPAC Securities as of the date of this Agreement. All issued and outstanding SPAC Securities: (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) SPAC’s Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, SPAC’s Governing Documents or any Contract to which SPAC is a party or otherwise bound.

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(b)         As of the date of this Agreement and subject to the terms and conditions of the Warrant Agreement, the SPAC Warrants will be exercisable (after giving effect to the Merger) for one (1) SPAC Class A Ordinary Share at an exercise price of eleven Dollars and fifty cents (US$11.50) per share. As of the date of this Agreement, 13,500,000 SPAC Public Warrants and 7,750,000 SPAC Private Placement Warrants are issued and outstanding. The SPAC Warrants are not exercisable until thirty (30) days after the Closing. All outstanding SPAC Warrants: (i) have been duly authorized and validly issued and constitute valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) SPAC’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, SPAC’s Governing Documents or any Contract to which SPAC is a party or otherwise bound. Except for the Subscription Agreements, SPAC’s Governing Documents and this Agreement, there are no outstanding Contracts of SPAC to repurchase, redeem or otherwise acquire any SPAC Securities. Except as disclosed in the SPAC SEC Filings and except for the Subscription Agreements and the Investor Rights Agreement, SPAC is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to SPAC Ordinary Shares or any other equity interests of SPAC.

(c)         Except as contemplated by this Agreement or the other documents contemplated hereby, SPAC has not granted any outstanding options, share appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for SPAC Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or the repurchase or redemption of any SPAC Securities, the value of which is determined by reference to the SPAC Securities, and there are no Contracts of any kind which may obligate SPAC to issue, purchase, redeem or otherwise acquire any of its SPAC Securities.

(d)         SPAC has no Subsidiaries and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. SPAC is not party to any Contract that obligates SPAC to invest money in, loan money to or make any capital contribution to any other Person.

6.14.      Brokers’ Fees. Except as set forth on Section 6.14 of the SPAC Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by SPAC or any of its Affiliates.

6.15.      Business Activities.

(a)         Since formation, SPAC has not conducted any business activities other than activities related to SPAC’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in SPAC’s Governing Documents, or as otherwise contemplated by this Agreement or the Ancillary Agreements and the Transactions, there is no agreement, commitment or Governmental Order binding upon SPAC or to which SPAC is a party, which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to SPAC.

(b)         Except for the Transactions and the TCO Restructuring, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the Transactions, SPAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.

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(c)         As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and the Transactions (including with respect to expenses and fees incurred in connection therewith), SPAC is not party to any Contract with any other Person that would require payments by SPAC after the date hereof in excess of US$50,000 in the aggregate with respect to any individual Contract, other than SPAC Transaction Expenses and Working Capital Loans.

6.16.      NASDAQ Stock Market Quotation. The SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on NASDAQ under the symbol “CHEA.” The SPAC Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “CHEAW.” Except as set forth in Section 6.16 of the SPAC Disclosure Letter, SPAC is, as of the date hereof, in compliance with the rules of NASDAQ and, as of the date hereof, there is no Action or proceeding pending or, to the knowledge of SPAC, threatened against SPAC by NASDAQ or the SEC with respect to any intention by such entity to deregister the SPAC Class A Ordinary Shares or SPAC Warrants or terminate the listing of SPAC Class A Ordinary Shares or SPAC Warrants on NASDAQ. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Class A Ordinary Shares or SPAC Warrants under the Exchange Act, except as contemplated by this Agreement.

6.17.      Registration Statement, Proxy Statement and Proxy Statement/Prospectus. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A, the Proxy Statement and the Proxy Statement/Prospectus (or any amendment or supplement thereto), assuming the disclosures of the Company Parties and their respective Affiliates contained in the Registration Statement and Proxy Statement (together with any amendments or supplements thereto) are true, correct and complete, none of the information furnished by or on behalf of SPAC in writing specifically for inclusion in the Registration Statement or Proxy Statement will include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. All documents that SPAC is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

6.18.      No Additional Representation or Warranties. Except as provided in this Article VI, none of SPAC and its Affiliates, nor any of their respective directors, managers, officers, employees, shareholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company Parties or their respective Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company Parties or their respective Affiliates. Without limiting the foregoing, each Company Party acknowledges that it and its advisors have made their own investigation of SPAC and its Subsidiaries and, except as provided in this Article VI, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of or any of its Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of SPAC, and its Subsidiaries as conducted after the Closing, as contained in any materials provided by SPAC or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

Article VII
COVENANTS

7.1.        Conduct of Business by Company Parties. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article IX (the “Interim Period”), the Group, CayCo and Merger Sub shall, except as explicitly contemplated by this Agreement, the Company Restructuring Documents or the Ancillary Agreements as set forth on Section 7.1 of the Company Disclosure Letter or as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use reasonable efforts to operate the business of the Group in the ordinary course of business consistent with past practice, and the Group, CayCo and Merger Sub shall use reasonable efforts to (i) preserve intact its present business organizations, assets, rights, properties and goodwill, (ii) preserve its and their present relationships with their clients, customers, suppliers, vendors, marketing, sponsors and/or other similar entities and other Persons with whom it and they have business relations, (iii) keep available the services of its officers and employees, and (iv) maintain in full force and effect its current insurance policies or comparable replacements thereof. The Company also agrees to comply with all Laws applicable to it and its businesses, assets and employees, including (without limitation), the Specified Business Conduct

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Laws. Without limiting the generality of the foregoing, except as set forth on Section 7.1 of the Company Disclosure Letter or as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) the Group, CayCo and Merger Sub shall not, except as explicitly contemplated by this Agreement, the Company Restructuring Documents or the Ancillary Agreements, or required by Law:

(a)         change or amend (whether by amendment, restatement, merger, consolidation, amalgamation or otherwise) the Governing Documents of the Company, CayCo or Merger Sub or form or cause to be formed any new Subsidiary of the Company;

(b)         make, declare, set a record date for or pay any dividend or distribution to the shareholders of the Company or make, declare, set a record date for or pay any other distributions in respect of any of the Company’s capital share or equity interests;

(c)         split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s capital share or equity interests;

(d)         purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital share, membership interests or other equity interests of the Company, except for the acquisition by the Company of any shares of capital share, membership interests or other equity interests of the Company in connection with the forfeiture or cancellation of such interests;

(e)         enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) (i) any Contract of a type required to be listed on Section 5.12 or Section 5.28 of the Company Disclosure Letter or any Real Property Lease, or (ii) any Contract between the Group, on the one hand, and any of the Company Shareholders or their respective Affiliates, on the other hand, in each case, other than entry into, modification, or termination of such agreements in the ordinary course of business consistent with past practice;

(f)          sell, assign, transfer, convey, lease or otherwise dispose of or subject to a Lien (other than a Permitted Lien) any material tangible assets or properties of the Group, including the Leased Real Property, except for dispositions of obsolete or worthless equipment in the ordinary course of business;

(g)         acquire any ownership interest in any real property;

(h)         except as otherwise required by existing Company Benefit Plans or applicable Law or the Contracts listed on Section 5.12(a) of the Company Disclosure Letter, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any non-officer employee in the ordinary course of business consistent with past practice, (ii) make any change in the key management structure of the Group, or hire or terminate the employment of employees with an annual base salary of US$50,000 or more, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into, materially amend or modify any actuarial or other assumptions used in respect of, any Company Benefit Plan, (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except to any such individuals who are not directors or officers of the Group in the ordinary course of business consistent with past practice not to exceed 3% in the aggregate and 5% individually, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Group, or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Group, except in the ordinary course of business consistent with past practice, or (vii) grant any equity or equity-based compensation awards;

(i)          acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(j)          make any material loans or material advances to any Person, except for (i) advances to employees, officers or independent contractors of the Group for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice, and (ii) payment terms for customers in the ordinary course of business;

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(k)         (i) make, change or revoke any Tax election, (ii) amend, modify or otherwise change any filed Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method for Tax purposes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with any Governmental Authority, (v) settle any claim or assessment in respect of any Taxes, (vi) knowingly surrender or allow to expire any right to claim a refund of any Taxes, (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any Taxes or in respect to any Tax attribute that would give rise to any claim or assessment of Taxes, or (viii) incur any material Tax liabilities outside of the ordinary course of business consistent with past practice;

(l)          take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent, impair or impede the Intended Tax Treatment of the Transactions, the TCO Restructuring, or the Business Combination;

(m)        (i) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or guaranty any debt securities of another Person, other than any Indebtedness or guarantee incurred in the ordinary course of business and in an aggregate amount not to exceed, individually or in the aggregate, US$200,000; or (ii) discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise), which individually or in the aggregate exceed US$200,000, except as otherwise contemplated by this Agreement or as such obligations become due;

(n)         issue any Company Shares or securities exercisable for or convertible into Company Shares or grant any additional equity or equity-based compensation;

(o)         adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

(p)         waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than US$300,000 in the aggregate;

(q)         (i) grant to, or agree to grant to, any Person any right to or interest in any Intellectual Property that is material to the Group, (ii) sell, dispose of, abandon or permit to lapse any rights to any Intellectual Property (other than incidental non-exclusive licenses entered into in the ordinary course of business consistent with past practice), except for the expiration of Company Registered Intellectual Property that cannot be further maintained or renewed by applicable statute, or (iii) permit any material Intellectual Property to become subject to a Lien (other than a Permitted Lien);

(r)          disclose or agree to disclose to any Person (other than SPAC or any of its Representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Group, other than in the ordinary course of business consistent with past practice and pursuant to written obligations to maintain the confidentiality thereof;

(s)          make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 7.1(s) of the Company Disclosure Letter, in the aggregate;

(t)          manage the Group’s working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

(u)         change or amend the Privacy Policies except as required by applicable Law;

(v)         enter into, modify, amend, renew or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable Law, or recognize or certify any labor union, works council, labor organization or group of employees of the Group as the bargaining representative for any employees of the Group;

(w)        waive the restrictive covenant obligations of any current or former employee, director or other service provider of the Group;

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(x)         (i) limit the right of the Group to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person;

(y)         amend in a manner materially detrimental to the Group, terminate, permit to lapse or fail to use reasonable best efforts to maintain any material Governmental Approval or material Permit required for the conduct of the business of the Group;

(z)         avoid or eliminate each and every impediment and to ensure the Taiwan IC Approval to be effective and in full force until the Closing Date;

(aa)         change, replace, alter, or terminate the engagement with, the auditor of the Group;

(bb)        waive, amend, revoke or terminate the Phase I Restructuring Documents;

(cc)         terminate or amend in a manner materially detrimental to the Group any material insurance policy insuring the business of the Group; or

(dd)        enter into any agreement to do any action prohibited under this Section 7.1.

7.2.        SPAC Conduct of Business. During the Interim Period, except as contemplated by this Agreement or the Ancillary Agreements (including as contemplated by the PIPE Investment) as required by Law, as set forth on Section 7.2 of the SPAC Disclosure Letter or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), SPAC shall use reasonable efforts to operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as set forth on Section 7.2 of the SPAC Disclosure Letter or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), SPAC shall not, except as otherwise contemplated by this Agreement or the Ancillary Agreements or as required by Law:

(a)         form or establish any Subsidiary;

(b)         seek any approval from the SPAC Shareholders, to change, modify or amend the Trust Agreement or the Governing Documents of SPAC, except as contemplated by the SPAC Transaction Proposals;

(c)         except as contemplated by the SPAC Transaction Proposals, (A) make, declare, set a record date for or pay any dividend or distribution to the SPAC Shareholders or make, declare, set a record date for or declare any other distributions in respect of any of SPAC’s share, share capital or equity interests, (B) subdivide, consolidate, reclassify or otherwise amend any terms of any of SPAC’s share capital or equity interests, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, membership interests, warrants or other equity interests of SPAC, other than a redemption of SPAC Ordinary Shares made as part of the SPAC Shareholder Redemptions;

(d)         take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent, impair or impede the Intended Tax Treatment of the Transactions, the TCO Restructuring or the Business Combination;

(e)         enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of SPAC (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(f)          incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or guaranty any debt securities of another Person, other than any indebtedness for borrowed money or guarantee (x) incurred in the ordinary course of business consistent with past practice, (y) in respect of any Working Capital Loan, or (z) in respect of a SPAC Transaction Expense;

(g)         incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and

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expenses for professional services incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of SPAC (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan);

(h)         (A) issue any SPAC Securities or securities exercisable for or convertible into SPAC Securities, (B) grant any options, warrants or other equity-based awards with respect to SPAC Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any SPAC Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(i)          liquidate, dissolve, reorganize or otherwise wind up the business or operations of SPAC; or

(j)          enter into any agreement to do any action prohibited under this Section 7.2.

7.3.        Company Restructuring Documents.

(a)         CayCo has entered the Phase I Restructuring Documents with certain Company Shareholders as of the date of this Agreement and the Company shall use its best efforts to sign the Phase II Restructuring Documents with all of the remaining Company Shareholders within twenty (20) Business Days after the Company has received the Company Shareholder Approval. The Company Parties shall each use their respective best efforts to procure that sufficient Company Shareholders will execute the Company Restructuring Documents such that the Company Acquisition Percentage shall be at least 90.1%. The Company Parties shall ensure that the Phase II Restructuring Documents and its execution and delivery do not and will not impose, create or constitute any liability, debt or obligation of or claim or judgment against, SPAC or its Affiliates (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated or due or to become due).

(b)         Unless otherwise approved in writing by SPAC, the Company and CayCo and their respective Affiliates undertake prior to the Closing not to: (i) change, amend, restate, replace, supplement, assign or otherwise modify or terminate the Phase I Restructuring Documents; or (ii) agree to the waiver of any rights thereunder; (iii) cancel or terminate the Phase I Restructuring Documents.

(c)         The Company and CayCo and their respective Affiliates shall keep SPAC and its Representatives informed of all developments in respect of the Company Restructuring Documents and shall give SPAC and its Representatives prompt written notice of: (i) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Phase I Restructuring Documents of which any of Company Parties become aware; (ii) the receipt of any written notice or other written communication from any Company Shareholder with respect to any breach, default, termination or repudiation by any party to the Phase I Restructuring Documents or any dispute or disagreement between or among any parties thereto; and (iii) the discussion, negotiation and signing status of the Phase II Restructuring Documents.

7.4.        Access. Prior to the Merger Effective Time and subject to applicable Laws, SPAC and its Representatives shall be entitled, through its directors, officers, employees and other Representatives, to have such access to the management, officers, employees, customers, accountants, properties, businesses and operations of the Group and such examination (including the right to make copies) of the Contracts, work papers, Tax Returns and books and records of the Group, CayCo and Merger Sub as it reasonably requests. Any such access and examination shall be conducted on advance notice, during regular business hours. The Group shall use its reasonable best efforts to cause the officers, employees, attorneys, accountants, consultants, agents and other Representatives of the Group to reasonably cooperate with SPAC and its Representatives in connection with such access and examination. Notwithstanding the foregoing, no such access or examination shall be permitted to the extent that it would (i) unreasonably disrupt the operations of the Group, taken as whole or (ii) require the Group to disclose information that the Group, based upon the written advice of outside counsel, reasonably determines would, if disclosed, result in a violation of Law, breach of an existing Contract, or a waiver of the attorney-client privilege; provided, however, that the Group shall use reasonable best efforts to seek alternative means to disclose such information as nearly as possible without violating such Law, breaching such existing Contract or adversely affecting such attorney-client privilege, as applicable (including providing such information in summary format and/or entering into a joint defense or similar arrangement).

7.5.        Preparation and Delivery of Additional Company Financial Statements. (a) As promptly as reasonably practicable following the date hereof, the Company shall deliver to SPAC (i) audited consolidated balance sheets and statements of operations and comprehensive loss, cash flows and changes in shareholders’ equity of the

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Group as of and for the years ended December 31, 2022 and 2021 and consolidated statements of operations and comprehensive loss, cash flows and changes in shareholders’ equity of the Group for each of the periods then ended, audited in accordance with the standards of the PCAOB and containing an unqualified report of the Company’s auditors (the “Closing Company Audited Financial Statements”) and (ii) an unaudited consolidated balance sheet of the Group and consolidated statements of operations and comprehensive loss, cash flows and changes in shareholders’ equity of the Group as of and for a year-to-date period ended as of the end of a different fiscal quarter that is required to be included in the Registration Statement, Proxy Statement/Prospectus and any other filings to be made by the Company or SPAC with the SEC in connection with the Transactions and the TCO Restructuring. All such financial statements, together with any unaudited consolidated balance sheets and the related statements of operations and comprehensive loss, cash flows and changes in shareholders’ equity of the Group as of and for a year-to-date period ended as of the end of a different fiscal quarter that is required to be included in the Registration Statement, Proxy Statement/Prospectus and any other filings to be made by the Company or SPAC with the SEC in connection with the Transactions and the TCO Restructuring, (A) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Group as of the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (C) will, in the case of the Closing Company Audited Financial Statements, have been audited in accordance with the standards of the PCAOB. The auditor engaged to audit the Closing Company Audited Financial Statements and to review the unaudited financial statements is an independent registered public accounting firm with respect to the Company within the meaning of the Exchange Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

7.6.        Exclusivity. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article IX, the Group, CayCo and Merger Sub shall not, and the Group, CayCo and Merger Sub shall instruct and use their reasonable best efforts to cause its and their Representatives acting on its and their behalf, not to, (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Group, CayCo or Merger Sub to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Group, CayCo or Merger Sub in connection with an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal, (v) prepare or take any steps in connection with a public offering of any equity securities of the Company Parties, or a newly formed holding company of the Company Parties or such Subsidiaries, or (vi) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Notwithstanding anything to the contrary in this Agreement, the Group, CayCo and Merger Sub and their Subsidiaries and their respective Representatives shall not be restricted pursuant to the foregoing sentence with respect to any actions explicitly contemplated in this Agreement or the Ancillary Agreements. From and after the date hereof, the Group, CayCo and Merger Sub shall, and shall instruct their respective officers and directors to, and the Group, CayCo and Merger Sub shall instruct and cause their respective Representatives acting on their behalf, their Subsidiaries and their respective Representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal (other than with SPAC and its Representatives). The Company Parties shall promptly (and in any event within three (3) Business Days of the date of this Agreement) deliver a written notice to each such Person to the effect that the Company Parties are ending all such solicitations, communications, activities, discussions or negotiations with such Person, effective on the date of this Agreement, which written notice shall also instruct each Person to promptly return or destroy all non-public information previously furnished to such Person or its Representatives by or on behalf of the Group, CayCo and Merger Sub.

7.7.        No Solicitation by SPAC. From the date when the Company has received the last Taiwan IC Approval until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article IX, SPAC shall not, and SPAC shall instruct and use its reasonable best efforts to cause its Representatives acting on its behalf, not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal, or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other

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than to or with the Company and its Representatives. From and after the date hereof, SPAC shall, and shall instruct its officers and directors to, and SPAC shall instruct and cause its Representatives acting on its behalf, its Subsidiaries and their respective Representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than with the Company and its Representatives).

7.8.        Preparation of Proxy Statement/Prospectus; Shareholders’ Meeting and Approvals.

(a)         Registration Statement/Prospectus.

(i)          As promptly as practicable after the execution of this Agreement, (x) SPAC and the Company Parties shall jointly prepare and CayCo shall file with the SEC, mutually acceptable materials, which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the SPAC Shareholders relating to the SPAC Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) and (y) SPAC and the Company shall prepare and CayCo shall file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Prospectus”), in connection with the registration under the Securities Act of CayCo Ordinary Shares that will be issued in connection with the Merger and the TCO Restructuring (the “Registration Statement Securities”). Each of SPAC and the Company Parties shall use its reasonable best efforts to (i) cause the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement/Prospectus, and (iii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions and the TCO Restructuring. In the event there is any tax opinion, comfort letter or other opinion required to be provided in connection with the Proxy Statement/Prospectus, notwithstanding anything to the contrary, neither this provision nor any other provision in this Agreement shall require counsel to the Company or SPAC or their respective tax advisors to provide an opinion that the Merger or the TCO Restructuring qualifies as a transaction described in Section 351 of the Code or otherwise qualifies for the Intended Tax Treatment. The Company Parties also agree to use their best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions and the TCO Restructuring, and the Company Parties shall furnish all information concerning the Company Parties or their respective shareholders as may be reasonably requested in connection with any such action. Each of SPAC and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Prospectus, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions and the TCO Restructuring, or any other statement, filing, notice or application made by or on behalf of SPAC, the Company Parties or their respective Subsidiaries to any regulatory authority (including the applicable Stock Exchange) in connection with the Transactions and the TCO Restructuring (the “Offer Documents”). SPAC will cause the Proxy Statement/Prospectus to be disseminated to the SPAC Shareholders, in each case, promptly after the Registration Statement is declared effective under the Securities Act. CayCo as the filer and registrant of the Registration Statement shall be responsible for and pay all of the cost for the preparation, filing and mailing of the Proxy Statement/Prospectus and other related fees.

(ii)         To the extent not prohibited by Law, the Company Parties will advise SPAC reasonably promptly after CayCo or the Company receives notice thereof, of the time when the Proxy Statement/Prospectus has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of CayCo Ordinary Shares for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Prospectus or for additional information. To the extent not prohibited by Law, SPAC and its counsel, on the one hand, and the Company and its counsel, on the other hand, shall be given a reasonable opportunity to review and comment on the Proxy Statement, the Registration Statement and any Offer Document each time before any such document is filed with the SEC, and the other party shall give reasonable and good faith consideration to any comments made by such party and its counsel. To the extent not prohibited by Law, SPAC and the Company Parties shall provide the other party and its counsel with (A) any comments or other communications, whether written or oral, that SPAC or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement, Registration Statement or Offer Documents promptly after receipt of those comments or other communications and

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(B) a reasonable opportunity to participate in the response of such party to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii)        Each of SPAC and the Company Parties shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will not, at the date it is first mailed to the SPAC Shareholders and at the time of the SPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv)        If, at any time prior to the Merger Effective Time, any information relating to the Company Parties, SPAC or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company Parties or SPAC, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the SPAC Shareholders.

(b)         SPAC Shareholder Approval.

(i)          SPAC shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement/Prospectus to be disseminated to SPAC Shareholders in compliance with applicable Law, (ii) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold an extraordinary general meeting of the SPAC Shareholders (the “SPAC Shareholders’ Meeting”) in accordance with the SPAC Articles and the NASDAQ rules and regulations for a date no later than thirty-five (35) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of SPAC Ordinary Shares to vote in favor of each of the SPAC Transaction Proposals, and (b) provide its shareholders with the opportunity to elect to effect an SPAC Shareholder Redemption. SPAC shall, through the SPAC Board, recommend to its shareholders the approval of the SPAC Transaction Proposals (the “SPAC Board Recommendation”) and include such recommendation in the Proxy Statement. The SPAC Board shall not withdraw, amend, qualify or modify its recommendation to the SPAC Shareholders that they vote in favor of the SPAC Transaction Proposals.

(ii)         Notwithstanding the foregoing, at any time prior to, but not after, obtaining the SPAC Shareholder Approval, solely in response to an Intervening Event, the SPAC Board may fail to make, amend, change, withdraw, modify, withhold or qualify the SPAC Board Recommendation (any such action, a “Change in Recommendation”) if the SPAC Board shall have determined in good faith, after consultation with its outside legal counsel, that, in response to such Intervening Event, a failure to make a Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law; provided, that the SPAC Board will not be entitled to make, or agree or resolve to make, a Change in Recommendation until (a) SPAC delivers to the Company a written notice (an “SPAC Intervening Event Notice”) advising the Company that the SPAC Board proposes to take such action and containing the material facts underlying the SPAC Board’s determination that an Intervening Event has occurred, (b) until 5:00 p.m., Hong Kong time, on the fifth (5th) Business Day immediately following the day on which SPAC delivered the SPAC Intervening Event Notice (such period from the time the SPAC Intervening Event Notice is provided until 5:00 p.m. Hong Kong time on the fifth (5th) Business Day immediately following the day on which SPAC delivered the SPAC Intervening Event Notice, the “SPAC Intervening Event Notice Period”), SPAC and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company during the SPAC Intervening Event Notice Period to the terms and conditions of this Agreement as would enable SPAC to proceed with its recommendation of this Agreement and the Transactions and not make such Change in Recommendation, and (c) if the Company requested negotiations in accordance with the foregoing clause (b), SPAC may make a Change in Recommendation only if the SPAC Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have,

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prior to the expiration of the five (5)-Business Day period, offered in writing in a manner that would form a binding Contract if accepted by SPAC (and the other applicable parties hereto), reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a Change in Recommendation would violate its fiduciary duties under applicable Law. For the avoidance of doubt, a Change in Recommendation will not affect SPAC’s obligations pursuant to this Section 7.8(b) (other than as set forth in the immediately preceding sentence) or elsewhere in this Agreement.

(iii)        To the fullest extent permitted by applicable Law, (x) SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the SPAC Shareholders’ Meeting and submit for approval the SPAC Transaction Proposals and (y) SPAC agrees that if the SPAC Shareholder Approval shall not have been obtained at any such SPAC Shareholders’ Meeting, then SPAC shall promptly continue to take all such necessary actions, including the actions required by this Section 7.8(b), and hold additional SPAC Shareholders’ Meetings in order to obtain the SPAC Shareholder Approval. SPAC may only adjourn the SPAC Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the SPAC Shareholder Approval, (ii) for the absence of a quorum (either in person or by proxy), (iii) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus that SPAC or the Company reasonably determines is necessary to comply with applicable Laws, is provided to the SPAC Shareholders in advance of a vote on the adoption of SPAC Transaction Proposals, (iv) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SPAC has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by SPAC Shareholders prior to the SPAC Shareholders’ Meeting, (v) in order to seek withdrawals from SPAC Shareholders who have exercised their SPAC Shareholder Redemption right if a number of SPAC Ordinary Shares have been elected to be redeemed such that SPAC reasonably expects that the condition set forth in Section 8.3 will not be satisfied at the Closing, and (vi) to comply with applicable Law; provided, that the SPAC Shareholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the SPAC Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. SPAC agrees that it shall provide the holders of SPAC Class A Ordinary Shares the opportunity to elect redemption of such SPAC Class A Ordinary Shares in connection with the SPAC Shareholders’ Meeting, as required by SPAC’s Governing Documents.

(c)         Company Shareholder Approval.

(i)          The Company shall (i) obtain and deliver to SPAC the Company Shareholder Approval, (x) through an extraordinary general shareholders meeting, and (y) in accordance with the terms and subject to the conditions of the Company’s Governing Documents; and (ii) take all other action necessary or advisable to secure the Company Shareholder Approval and, if applicable, any additional consents or approvals of its shareholders related thereto as soon as reasonably practicable, but in no event later than thirty (30) Business Days after the date of this Agreement.

(ii)         The Company shall send the Company Shareholder Approval to SPAC immediately after the Company has received such approval, which shall include in all such shareholders materials it sends to the Company Shareholders in connection with the Company Shareholder Approval, including a statement to the effect that the Company Board has unanimously recommended that the Company Shareholders vote in favor of the Company Shareholder Approval (such statement, the “Company Board Recommendation”) and neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Company Board Recommendation.

7.9.        Support of Transaction.

(a)         Without limiting any covenant contained in Article VII, the Group, CayCo and Merger Sub shall, and SPAC shall (a) use reasonable best efforts to obtain as soon as practicable all material consents and approvals of third parties (including any Governmental Authority) that any of SPAC, the Group, CayCo or Merger Sub or their respective Affiliates are required to obtain in order to consummate the Merger and the TCO Restructuring, and (b) take such other action as soon as practicable as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article VIII (including the use of reasonable best efforts to enforce their respective rights under the Company Restructuring Documents) or otherwise to comply with this Agreement and to consummate the Transactions and the TCO Restructuring as soon as practicable and in accordance with all applicable Law.

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(b)         The Company Parties and their respective Affiliates shall take all actions as soon as practicable (to the extent legally feasible) and as may be reasonably necessary to (i) implement and consummate the Squeeze Out in accordance with Section 2.6; and (ii) shall keep SPAC, the Sponsor and their respective Representatives informed of all developments in respect of the Squeeze Out and share all material communication or written agreements with the Company Shareholders.

7.10.      Regulatory Approvals; Other Filings.

(a)         Each of the Company Parties and SPAC shall use their reasonable best efforts to cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, non-actions or waivers in connection with the Transactions (the “Regulatory Approvals”) as soon as practicable and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Company Parties and SPAC shall use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as possible after the execution of this Agreement.

(b)         With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company Parties and SPAC shall: (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Approval under Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; and (ii) cooperate with each other in the defense and conduct of such matters. To the extent not prohibited by Law, each party hereto shall keep the other party reasonable informed regarding the status and any material developments regarding any Governmental Approval processes, and the Company Parties shall promptly furnish to SPAC, and SPAC shall promptly furnish to the Company, copies of any material, substantive notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the Transactions, and each such party shall permit counsel to the other parties an opportunity to review in advance, and each such party shall consider in good faith the views of such counsel in connection with, any proposed material, substantive written communications by such party or its Affiliates to any Governmental Authority concerning the Transactions; provided, however, that none of the parties shall enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement without the prior written consent of the other parties. To the extent not prohibited by Law, the Company Parties agree to provide SPAC and its counsel, and SPAC agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Any such provisions of information, rights to participate or consultations between the parties may be made on a counsel-only or outside counsel-only basis to the extent required under applicable Law or as appropriate to protect sensitive business information or maintain attorney-client or other privilege; provided, that SPAC may redact materials to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or SPAC’s consideration of the Transactions or other competitively sensitive material.

(c)         The Company Parties shall cooperate in good faith with any Governmental Authority and undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, non-actions or waivers in connection with the TCO Restructuring as soon as practicable and any and all action necessary to consummate the TCO Restructuring. Without limiting the generality of this Section 7.10(c):

(i)          The Company Parties shall each use their respective best efforts to obtain the Phase I IC Approval within thirty (30) Business Days after the date of this Agreement and will take all such actions as are necessary to maintain the effectiveness of such approval until the Transactions and the TCO Restructuring have been consummated. The Company Parties shall (i) not do anything to revoke, modify in any material respect, or terminate the Phase I IC Approval, (ii) avoid or eliminate each and every impediment under any Law that cause the Phase I IC Approval to lose effect, and (iii) keep SPAC and its Representatives informed of all developments in respect of the Taiwan IC Approval; and

(ii)         the Company Parties shall, as promptly as reasonably practicable, file or submit all necessary submissions, notifications, filings and applications in connection with the Phase II IC Approval and shall each use their respective best efforts to obtain the Phase II IC Approval required to consummate the Transactions and the TCO Restructuring, as promptly as reasonably practicable and in any event within thirty (30) Business Days after the Company has received the Company Shareholder Approval.

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(d)         The Company, on the one hand, and SPAC, on the other, shall be responsible for and pay one-half (1/2) of the filing fees payable to the Governmental Authorities in connection with the Transactions at the time of any such filing, provided that the Company shall bear all costs and fees relating to the Taiwan IC Approval and any other regulatory approvals, consents, Actions, non-actions or waivers in connection with the TCO Restructuring.

7.11.      Financing. Prior to Closing, each of the Company and SPAC shall, and each of them shall cause its Subsidiaries and Affiliates (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accountants, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties seek in connection with the Transactions (it being understood and agreed that the consummation of any such financing by the Company or SPAC shall be subject to the parties’ mutual agreement), including (a) by providing such information and assistance as the other party may reasonably request (including the Company providing such financial statements and other financial data relating to the Group as would be required if CayCo were filing a general form for registration of securities under Form 10 following the consummation of the Transactions and a registration statement on Form F-1 for the resale of the securities sold in the PIPE Investment prior to or concurrently with the consummation of the Transactions), (b) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Group at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, SPAC, or their respective auditors.

7.12.      Employee Matters.

(a)         Equity Plan.. Prior to the Closing Date, CayCo shall approve and adopt the New Equity Incentive Plan, in a form with customary terms and conditions that is reasonably agreed by and between SPAC and the Company, provided that the total reserved pool size under such plan shall not exceed 10% of the total issued and outstanding share capital of CayCo at the Closing Date except with prior written consent of SPAC and the Sponsor. Within ten (10) Business Days following the expiration of the sixty (60) day period following the date CayCo has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, CayCo shall file an effective registration statement on Form S-8 (or other applicable form, including Form F-3) with respect to CayCo Ordinary Shares issuable under the New Equity Incentive Plan.

(b)         No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.12 are included for the sole benefit of SPAC and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of SPAC, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits or any third-party beneficiary or other right of any kind or nature whatsoever.

7.13.      Post-Closing Directors and Officers of CayCo. Subject to the terms of CayCo’s Governing Documents, CayCo shall take all such action within its power as may be necessary or appropriate such that immediately following the Merger Effective Time:

(a)         the CayCo Board shall consist of five (5) directors, at least three (3) of whom shall be “independent” directors for the purposes of the applicable Stock Exchange rules (each, an “Independent Director”), to initially consist of:

(i)          one (1) director to be nominated by the Sponsor (if any); and

(ii)         four (4) directors to be nominated by the Company, at least three (3) of whom shall be Independent Directors, in consultation with the Sponsor;

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(b)         the Chairperson of the CayCo Board shall serve in such capacity in accordance with the terms of CayCo’s Governing Documents following the Merger Effective Time; and

(c)         the initial officers of CayCo shall be as set forth on Section 4.5 of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of CayCo’s Governing Documents following the Merger Effective Time.

7.14.      Indemnification and Insurance.

(a)         From and after the Merger Effective Time, CayCo and the Company agree that they shall indemnify and hold harmless each present and former director and officer of the SPAC and each of its Subsidiaries (the “SPAC Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Merger Effective Time, whether asserted or claimed prior to, at or after the Merger Effective Time, to the fullest extent that SPAC or its Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such SPAC Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, CayCo and the Company shall, and shall cause its Subsidiaries (as applicable) to (i) maintain for a period of not less than six (6) years from the Merger Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of SPAC’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the CayCo or its Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. CayCo shall assume, and be liable for, each of the covenants in this Section 7.14.

(b)         For a period of six (6) years from the Merger Effective Time, CayCo shall maintain in effect directors’ and officers’ liability insurance (the “D&O Tail”) covering those Persons who are currently covered by SPAC’s or its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to SPAC or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) SPAC may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Merger Effective Time, and (ii) if any claim is asserted or made within such six (6)-year period, any insurance required to be maintained under this Section 7.14 shall be continued in respect of such claim until the final disposition thereof. The cost of the D&O Tail shall be borne by the Company.

(c)         The rights of the SPAC Indemnified Parties hereunder shall be in addition to, and not in limitation of, any other rights such person may have under CayCo’s Governing Documents, any other indemnification arrangement, applicable Law or otherwise. The obligations of CayCo and the Company under this Section 7.14 shall not be terminated or modified in such a manner as to adversely affect any SPAC Indemnified Parties without the consent of such SPAC Indemnified Parties. The provisions of this Section 7.14 shall survive the Closing indefinitely and expressly are intended to benefit, and are enforceable by, each of the SPAC Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.14.

(d)         Notwithstanding anything contained in this Agreement to the contrary, this Section 7.14 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on CayCo and the Company and all successors and assigns of CayCo and the Company. In the event that CayCo or the Company or any of their successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, CayCo and the Company shall ensure that proper provision shall be made so that the successors and assigns of CayCo and the Company shall succeed to the obligations set forth in this Section 7.14.

(e)         On the Closing Date, CayCo shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and SPAC with the post-Closing directors and officers of CayCo, which indemnification agreements shall continue to be effective following the Closing.

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7.15.      Section 16 Matters. Prior to the Merger Effective Time, SPAC and the Company shall take all such steps as may be reasonably required (to the extent permitted under applicable Law) to cause any acquisitions of CayCo Ordinary Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the Transactions or the TCO Restructuring by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions or the TCO Restructuring to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.16.      Trust Account Proceeds and Related Available Equity. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to the Trustee (which notice SPAC shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing and concurrently with the Merger Effective Time, SPAC (A) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (B) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to SPAC Shareholders pursuant to the SPAC Shareholder Redemptions, (2) pay the Unpaid Transaction Expenses in accordance with Section 4.3 as instructed by SPAC in accordance with the Trust Agreement, and (3) pay all remaining amounts then available in the Trust Account to SPAC for immediate use (which shall include any outstanding amounts under any Working Capital Loan), subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

7.17.      NASDAQ Listing. From the date hereof through the Merger Effective Time, Except as set forth in Section 7.17 of the SPAC Disclosure Letter, SPAC shall ensure SPAC remains listed as a public company on NASDAQ.

7.18.      SPAC Public Filings. From the date hereof through the Merger Effective Time, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

7.19.      CayCo Securities Listing. The Company Parties will use their reasonable best efforts to cause: (a) CayCo’s initial listing application with the applicable Stock Exchange in connection with the Transactions and the TCO Restructuring to be approved; (b) CayCo to satisfy all applicable initial listing requirements of the applicable Stock Exchange; and (c) CayCo Ordinary Shares to be approved for listing on the applicable Stock Exchange (and SPAC shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Merger Effective Time. The Company shall pay all fees of the applicable Stock Exchange in connection with the application to list and the listing of CayCo Ordinary Shares.

7.20.      Tax Matters.

(a)         Each of SPAC and the Company Parties shall (i) use its respective commercially reasonable efforts to cause the Transactions and the TCO Restructuring under this Agreement to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent, impair or impede the Transactions and the TCO Restructuring from qualifying, for the Intended Tax Treatment. Each of SPAC and the Company Parties shall report the Transactions and the TCO Restructuring consistently with the Intended Tax Treatment and the immediately preceding sentence unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or a change in applicable Law. The parties shall cooperate with each other and their respective tax counsel to document and support the Tax treatment of the Transactions and the TCO Restructuring as a transaction described in Section 351 of the Code.

(b)         For each taxable year ending on or after the Closing Date, (1) CayCo shall determine its status as a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”) and (2) CayCo shall make such PFIC status determinations available to the shareholders of CayCo electronically. If CayCo determines that it is a PFIC for a taxable year ending on or after the Closing Date, CayCo shall use commercially reasonable efforts to make electronically available a PFIC Annual Information Statement meeting the requirements of Treasury Regulation Section 1.1295-1(g), and provide such other information requested by CayCo shareholders and their direct and/or indirect owners that are “United States” persons (within the meaning of Section 7701(a)(30) of the Code) and reasonably necessary to comply with the provisions of the Code with respect to PFICs, including making and complying with the requirements of a “Qualified Electing Fund” election pursuant to Section 1295 of the Code. Upon receiving a written request by a shareholder that has made (or whose direct and/or indirect owners have made) a “Qualified Electing Fund” election in accordance with applicable U.S. Treasury Regulations, CayCo shall

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use commercially reasonable efforts to make available income statement and balance sheet data reasonably necessary for such shareholder (or direct and/or indirect owner of such shareholder) to comply with the requirements of such “Qualified Electing Fund” election. The obligations under this Section 7.20(b) shall survive after the Closing.

7.21.      No Trading. The Company Parties acknowledge and agree that they are aware, and that the Company’s Affiliates have been made aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not purchase or sell any securities of SPAC in violation of such Laws, or cause or encourage any Person to do the foregoing.

7.22.      Affiliate Agreements. All Affiliate Agreements set forth on Section 7.22 of the Company Disclosure Letter, if any, shall be terminated or settled at or prior to the Closing without further liability to SPAC or the Company Parties, in each case, except as otherwise set forth on Section 7.22 of the Company Disclosure Letter.

7.23.      Shareholder Litigation. In the event that any shareholder litigation related to this Agreement, the Company Restructuring Documents or the other Transaction Agreements or the Transactions or the TCO Restructuring is brought or threatened in writing against SPAC or the Company Parties, or any of the respective members of their boards of directors, after the date of this Agreement and prior to the Merger Effective Time (the “Shareholder Litigation”), SPAC or the Company Parties, as applicable, shall promptly notify the other party in writing of any such Shareholder Litigation and shall keep the other party reasonably informed with respect to the status thereof.

7.24.      Notices of Certain Events. During the period beginning on the date of this Agreement and ending on the earlier of the Closing and the date of the termination of this Agreement in accordance with Article IX, each of SPAC and the Company Parties shall reasonably promptly notify the other party of:

(a)         any notice from any Person alleging or raising the possibility that the consent of such Person is or may be required in connection with the Transactions or the TCO Restructuring or that the Transactions or the TCO Restructuring might give rise to any material Action or other material rights by or on behalf of such Person or result in the loss of any material rights or privileges of the Company (or CayCo, post-Closing) to any such Person or create any Lien on any of the Company’s or SPAC’s assets;

(b)         any notice or other communication from any Governmental Authority (including the Investment Commission, the Ministry of Economic Affairs of Taiwan or its designated Governmental Authority, such as the Central Taiwan Science Park Bureau) that is material to the transactions contemplated by this Agreement, the Company Restructuring Documents or the Ancillary Agreements;

(c)         any material Actions commenced or threatened against, relating to or involving or otherwise affecting either party or any of their stockholders or their equity, assets or business or that relate to the consummation of the transactions contemplated by this Agreement, the Company Restructuring Documents or the Ancillary Agreements;

(d)         any notice or other communication from any Company Shareholder relating to or involving the issuance, grant of or exercise of, any options, warrants or other rights to purchase or obtain any Securities (including any redemption rights); provided, that the Company shall not, except with the prior written consent of SPAC, respond to any such notice or communication, or take any action in connection with the issuance or grant of any options, warrants or other rights to purchase or obtain such Securities;

(e)         any fact, matter or circumstance that would or would be reasonably likely to give rise to or result in a Company Material Adverse Effect; and

(f)          any material inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof, or any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, that would reasonably be expected to cause any of the conditions set forth in Article VIII not to be satisfied.

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7.25.      Third Party Consents. As soon as practicable after the date of this Agreement and in any event before the Closing Date, the Company Parties and their Affiliates shall make any required notification and obtain all applicable consent, waiver or approval required from any third party, if any (the “Third Party Consent”) under any Contracts, including without limitation to any loan agreements, financing agreements and licensing agreements, in connection with the Transaction or the TCO Restructuring.

7.26.      CayCo and Merger Sub. The Company Parties shall take all action necessary to cause CayCo and Merger Sub to perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement, the Company Restructuring Documents or the Ancillary Agreements, upon the terms and subject to the conditions set forth therein.

Article VIII
CONDITIONS TO OBLIGATIONS

8.1.        Conditions to Obligations of SPAC and the Company Parties. The obligations of SPAC and Company Parties to consummate, or cause to be consummated, the Transactions is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a)         The SPAC Shareholder Approval shall have been obtained;

(b)         The Company Shareholder Approval shall have been obtained;

(c)         There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the Transactions or the TCO Restructuring;

(d)         SPAC shall have at least US$5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

(e)         CayCo Ordinary Shares to be issued in connection with the Merger and the TCO Restructuring shall have been approved for listing on the applicable Stock Exchange and such approval shall be ongoing, and not revoked or withdrawn, as of the Closing Date; and

(f)          The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

8.2.        Conditions to Obligations of SPAC. The obligations of SPAC to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SPAC:

(a)         (i) the Company Fundamental Representations shall be true and correct in all respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the representation and warranty of the Company contained in the second sentence of Section 5.24 shall be true and correct as of the Closing Date in all respects, and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations and the second sentence of Section 5.24 (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to be material to the Group, taken as a whole;

(b)         each of the covenants of the Company Parties to be performed as of or prior to the Closing shall have been performed in all material respects;

(c)         the Company Acquisition Percentage shall be at least 90.1%;

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(d)         the TCO Restructuring shall have been consummated;

(e)         there shall not have occurred a Company Material Adverse Effect after the date of this Agreement;

(f)          the employees of the Company, set forth in Section 8.2(f) of the Company Disclosure Letter, shall each have entered into an Employment Agreement with the Company;

(g)         the Company shall have delivered or caused to be delivered an opinion issued by its Taiwan counsel to SPAC to the effect that no pending approval is required by any Taiwan Governmental Authorities for the Merger and the TCO Restructuring, issuance of the equity securities in connection with the Merger and the TCO Restructuring, and CayCo’s listing on the applicable Stock Exchange, including but not limited to the Taiwan IC Approval;

(h)         the Taiwan IC Approval has been obtained and is effective;

(i)          all Third Party Consents shall have been obtained, if any; and

(j)          the CayCo Cap Table and Closing Calculation have been prepared in accordance with this Agreement and accurately reflected the equity shareholding of SPAC Shareholders and the Company Shareholders as at the Closing.

8.3.        Conditions to the Obligations of the Company Parties. The obligations of the Company to consummate, or cause to be consummated, the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)         (i) the representations and warranties of SPAC contained in Section 6.13 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement, and (ii) each of the representations and warranties of SPAC contained in this Agreement (other than Section 6.13) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the Transactions; and

(b)         each of the covenants of SPAC to be performed as of or prior to the Closing shall have been performed in all material respects.

Article IX
TERMINATION/EFFECTIVENESS

9.1.        Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(a)         by mutual written consent of both the Company and SPAC at any time;

(b)         by the Company or SPAC within ten (10) months after the date of this Agreement (the “Agreement End Date”), if the Closing shall not have occurred by 5:00 p.m. (Hong Kong time) on such date; provided, that neither the Company nor SPAC may terminate this Agreement pursuant to this Section 9.1(b) if it is in material breach of any of its obligations hereunder and such material breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Closing set forth in Article VIII prior to the Agreement End Date, or (ii) the failure of the Closing to have occurred prior to the Agreement End Date;

(c)         by the Company or SPAC, if any Governmental Authority (except for the Taiwan IC Approval) shall have enacted, issued, promulgated, enforced or entered any Governmental Order, which has become final and nonappealable and has the effect of making consummation of the Merger or the TCO Restructuring illegal or otherwise preventing or prohibiting consummation of the Merger or the TCO Restructuring;

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(d)         by the Company, if the SPAC Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the SPAC Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(e)         by SPAC, if the condition in Section 8.2(c) is not or will not be satisfied at the TCO Restructuring Closing;

(f)          by SPAC, if (i) the Company Parties fail to receive the Phase I IC Approval within the time prescribed by Section 7.10(c)(i); or (ii) the Company Parties fail to receive the Phase II IC Approval within the time prescribed by Section 7.10(c)(ii); or (iii) such Taiwan IC Approval is revoked, terminated or loses effect;

(g)         by SPAC, if the Company has suffered or there is a Company Material Adverse Effect;

(h)         by SPAC, if the Company Parties are in material breach of any of their respective obligations hereunder and such material breach will result in the failure to satisfy the conditions to the obligations of SPAC to consummate the Closing set forth in Section 8.2; or

(i)          by SPAC, if the Company Shareholder Approval shall not have been obtained within twenty (20) Business Days after the date of this Agreement.

9.2.        Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 9.1, then each of the parties hereto and each of their respective Affiliates, equityholders, directors, officers, employees and other representatives shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to any of the parties; provided, however, that notwithstanding anything herein to the contrary, (i) no such termination shall relieve any party from liability for any willful breach of this Agreement, willful misconduct or fraud by that party, and (ii) the provisions of this Section 9.2 and Article X and the Nondisclosure Agreement shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms.

Article X
MISCELLANEOUS

10.1.      Trust Account Waiver. Each of the Company Parties acknowledges that SPAC is a blank check company with the powers and privileges to effect a Business Combination. Each of the Company Parties further acknowledges that, as described in the prospectus dated April 29, 2022, available at www.sec.gov, substantially all of SPAC assets consist of the cash proceeds of SPAC’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a trust account for the benefit of SPAC, certain of its public shareholders and the underwriters of SPAC’s initial public offering (the “Trust Account”). Each of the Company Parties acknowledges that it has been advised by SPAC that funds in the Trust Account may be disbursed only in accordance with the Trust Agreement and SPAC’s Governing Documents. For and in consideration of SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each of the Company Parties hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with SPAC; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against SPAC for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the Transactions (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the SPAC Shareholder Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect SPAC’s ability to fulfill its obligation to effectuate the SPAC Shareholder Redemptions, or for fraud, and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against SPAC’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

10.2.      Waiver. Each provision in this Agreement may only be waived by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such provision so waived is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation,

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warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

10.3.      Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by email (with no automated reply, such as an out-of-office notification, no mail undeliverable notification or other rejection notice) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses or email addresses (or to such other address or email address as a party may have specified by notice given to the other party pursuant to this provision):

(a)         If to SPAC, prior to the Closing, to:

Chenghe Acquisition Co.
38 Beach Road #29-11
South Beach Tower
Singapore

Attention:  Richard Qi Li

Email:        richard.li@chenghecap.com

with copies (which shall not constitute actual or constructive notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, NY, 10020-1095
The United States

Attention:  Joel Rubinstein
Jessica Zhou
Steven Sha

Email:        joel.rubinstein@whitecase.com
jessica.zhou@whitecase.com
steven.sha@whitecase.com

(b)         If to any of the Company Parties, to:

Taiwan Color Optics, Inc.
4F., No.32, Keya Rd., Daya Dist., Taichung City, Taiwan

Attention:  Mr. Y.P. Chang, President

Email:        ypchang@tcog.com.tw

with copies (which shall not constitute actual or constructive notice) to:

Landi Law Firm

Attention:  Mr. Francis Chang

Email:        FC@landilawyer.com.tw

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

10.4.      Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

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10.5.      Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that (a) the SPAC Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 7.14, (b) the Nonparty Affiliates are intended third-party beneficiaries of, and may enforce, Section 10.16, and (c) W&C and Landi Law Firm are intended third-party beneficiaries of, and may enforce, Section 10.18.

10.6.      Expenses.

(a)         Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, investment bankers, brokers, finders, and other representatives or consultants; provided, that (i) each of the Company and SPAC shall bear 50% all of the fees and costs relating to SPAC Extension; (ii) if the Closing shall occur, the Company and CayCo shall pay or cause to be paid the Unpaid Transaction Expenses in accordance with Section 4.3; and (iii) without prejudice to SPAC’s other remedies (whether at law, in equity, in contract, in tort or otherwise), if this Agreement is terminated (i) by SPAC or the Company pursuant to Section 9.1(b) (only if SPAC would also have the right to terminate this Agreement pursuant to Section 9.1(e), Section 9.1(f), Section 9.1(g), Section 9.1(h) or Section 9.1(i)), or (ii) by SPAC pursuant to Section 9.1(e), Section 9.1(f), Section 9.1(g), Section 9.1(h) or Section 9.1(i), the Company shall pay and reimburse all SPAC Transaction Expenses within thirty (30) Business Days of such termination. For the avoidance of doubt, (x) any payments to be made (or to cause to be made) by SPAC pursuant to the provision in this Section 10.6(a) shall be paid upon consummation of the Merger and release of proceeds from the Trust Account; and (y) the Company shall be solely responsible and pay for all of the TCO Restructuring Expenses prior to and after the Closing, and if the Closing shall occur, any payment of the Unpaid Transaction Expenses from the proceeds of the Trust Account shall take priority over any payment of the TCO Restructuring Expenses.

(b)         The Company shall be responsible for and shall pay all Transfer Taxes incurred in connection with the Transactions and the TCO Restructuring. The party required by Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the other parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation.

10.7.      Governing Law; Jurisdiction.

(a)         This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction.

(b)         All Legal Proceedings arising under the Laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Legal Proceedings, they shall be heard and determined exclusively in the Supreme Court of the State of New York, Commercial Division, sitting in the Borough of Manhattan of The City of New York (and any appellate court therefrom). Each of the parties hereto agrees that mailing of process or other papers in connection with any such Legal Proceedings in the manner provided in Section 10.3 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (i) submits to the exclusive jurisdiction of the aforesaid courts for the purpose of any Legal Proceeding arising under the Laws of the State of New York out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Legal Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason, other than the failure to serve process in accordance with this Section 10.7.

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10.8.      Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

10.9.      Company and SPAC Disclosure Letters. The Company Disclosure Letter and the SPAC Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the SPAC Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and shall not be deemed to constitute an acknowledgment by the Company or SPAC, as applicable that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (a) an admission of any breach or violation of any Contract or applicable Law, (b) an admission of any liability or obligation to any third party, or (c) to establish a standard of materiality.

10.10.    Entire Agreement. (a) This Agreement (together with the Company Disclosure Letter and the SPAC Disclosure Letter), (b) the Investor Rights Agreement, the Subscription Agreement, the Lock-up Agreement, the Sponsor Support Agreement and the Company Holders Support Agreement (the “Ancillary Agreements”), (c) the confidentiality agreement, dated as of May 17, 2023, between SPAC and the Company (the “Nondisclosure Agreement”), (d) the other Transaction Agreements (including the Plan of Merger), and (e) any other documents and instruments and agreements among the parties hereto as contemplated or referred to herein, constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties, except as expressly set forth in this Agreement and the Ancillary Agreements.

10.11.    Amendments. Subject to applicable Law, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by the duly authorized officers of each of the respective parties; provided, that no amendment shall be made to this Agreement after the Merger Effective Time; provided, further, that after receipt of SPAC Shareholder Approval, if any such amendment shall by applicable Law or SPAC’s Governing Documents require further approval of the SPAC Shareholders, the effectiveness of such amendment shall be subject to the approval of the SPAC Shareholders.

10.12.    Publicity.

(a)         All press releases or other public communications relating to the Transactions and the TCO Restructuring, and the method of the release for publication thereof, shall, prior to the Closing, be subject to the prior mutual approval of SPAC and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 10.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 10.12(a).

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(b)         The restriction in Section 10.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.

10.13.    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

10.14.    Headings; Counterparts. The table of contents and headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument.

10.15.    Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them in order to consummate the Merger) in accordance with its specified terms or otherwise breach or threaten to breach such provisions. The parties acknowledge and agree that the parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof. Without limiting the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.16.    Non-Recourse. Except to the extent otherwise set forth in the Ancillary Agreements, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor to any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach (other than as set forth in the Ancillary Agreements), and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, except to the extent otherwise set forth in the Ancillary Agreements: (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

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10.17.    Non-Survival. Except (x) as otherwise contemplated by Section 9.2, or (y) in the case of claims against a Person in respect of such Person’s willful misconduct or fraud, each of the representations and warranties in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations and warranties, shall not survive the Closing and shall terminate and expire upon the occurrence of the Merger Effective Time (and there shall be no liability after the Closing in respect thereof).

10.18.    Legal Representation.

(a)         Each of the parties hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closing, the Merger Surviving Company) (all such parties, the “W&C Waiving Parties”), that White & Case LLP (“W&C”) may represent the shareholders or holders of other equity interests of the Sponsor or of SPAC or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Merger Surviving Company) (collectively, the “W&C WP Group”), in each case, solely in connection with any Action or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, notwithstanding its prior representation of the Sponsor, SPAC and its Subsidiaries, or other W&C Waiving Parties. Each of the parties, on behalf of itself and the W&C Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to W&C’s prior representation of the Sponsor, SPAC and its Subsidiaries, or other W&C Waiving Parties. Each of the parties, for itself and the W&C Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Sponsor, SPAC, or its Subsidiaries, or any other member of the W&C WP Group, on the one hand, and W&C (in its role as counsel to SPAC), on the other hand, made prior to the Closing, in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Merger Surviving Company notwithstanding the Merger, and instead survive, remain with and are controlled by the W&C WP Group (the “W&C Privileged Communications”), without any waiver thereof. The parties, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the W&C Privileged Communications, whether located in the records or email server of the Merger Surviving Company and its Subsidiaries, in any Action against or involving any of the parties after the Closing, and the parties agree not to assert that any privilege has been waived as to the W&C Privileged Communications, by virtue of the Merger.

(b)         Each of the parties hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closing, the Merger Surviving Company), that Landi Law Firm may represent the shareholders or holders of other equity interests of the Company or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Merger Surviving Company), in each case, solely in connection with any Action or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby. Each of the parties hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Company, on the one hand, and Landi Law Firm (in its role as counsel to the Company), on the other hand, made prior to the Closing, in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications. The parties, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of such communications in any Action against or involving any of the parties after the Closing, and the parties agree not to assert that any privilege has been waived as to such communications.

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

CHENGHE ACQUISITION CO.
By:
Name:	Shibin Wang
Title:	Chief Executive Officer and Director

[Signature Page to Business Combination Agreement]

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

TAIWAN COLOR OPTICS, INC.
By:
Name:	CHANG YUNG PENG
Title:	General Manager
SEMILUX INTERNATIONAL LTD.
By:
Name:	CHANG YUNG PENG
Title:	Director
SEMILUX LTD.
By:
Name:	CHANG YUNG PENG
Title:	Director

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Exhibit A
Form of Investor Rights Agreement

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INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement (this “Agreement”) is entered into as of             by and among:

(i)          SEMILUX INTERNATIONAL LTD., a Cayman Islands exempted company limited by shares (“CayCo”);

(ii)         SEMILUX LTD., a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of CayCo (“Merger Sub”);

(iii)        Taiwan Color Optics, Inc., a company incorporated and in existence under the Laws of Taiwan (the “Company”);

(iv)        Chenghe Acquisition Co., a Cayman Islands exempted company limited by shares (“SPAC”);

(v)         certain equityholders of the Company listed on Schedule I hereto (each, a “Company Holder” and collectively, the “Company Holders”); and

(vi)        certain equityholders of SPAC, listed on Schedule II hereto that will receive CayCo Ordinary Shares (as defined below) pursuant to the transactions contemplated by the Business Combination Agreement (as defined below) (each, a “SPAC Holder” and collectively, the “SPAC Holders,” together with the Company Holders and any Person or entity who hereafter becomes a party to this Agreement pursuant to Section 7.2 of this Agreement, each a “Holder” and collectively the “Holders”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

RECITALS

WHEREAS, CayCo, Merger Sub, the Company, and SPAC have entered into that certain Business Combination Agreement, dated as of July 21, 2023 (as amended or supplemented from time to time, the “Business Combination Agreement”);

WHEREAS, CayCo and the Company have delivered to SPAC the fully executed Phase I Restructuring Documents as of the date of this Agreement, and CayCo and the Company will conduct and consummate the TCO Restructuring at least one (1) Business Day before the Closing Date;

WHEREAS, upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands, the parties thereto desire to enter into a business combination transaction, whereby immediately after the TCO Restructuring Closing and at the Merger Effective Time, Merger Sub will merge with and into SPAC, the separate corporate existence of Merger Sub will cease and SPAC will be the surviving corporation and a wholly owned subsidiary of CayCo (the “Merger”), and SPAC will change its name to “SEMILUX LTD.”;

WHEREAS, the Company and the Company Holders are parties to that certain shareholders, voting or similar agreement among the Company and any of the Company Shareholders or among the Company Shareholders, with respect to the Company or its capital shares (the “Prior Company Agreement”);

WHEREAS, SPAC and certain of the SPAC Holders are parties to that certain Registration and Shareholder Rights Agreement, dated April 27, 2022 (the “Prior SPAC Agreement”);

WHEREAS, the Company and the Company Holders desire to terminate the Prior Company Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Company Agreement; and

WHEREAS, SPAC and the SPAC Holders desire to terminate the Prior SPAC Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior SPAC Agreement.

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NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
DEFINITIONS

The following capitalized terms used herein have the following meanings:

“Action” means any charge, claim, action, complaint, petition, prosecution, audit, investigation, appeal, suit, litigation, injunction, writ, order, arbitration or other similar proceeding initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any applicable Law.

“Addendum Agreement” is defined in Section 7.2.

“affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, that no Holder shall be deemed an affiliate of CayCo or any of its Subsidiaries for purposes of this Agreement and neither CayCo nor any of its Subsidiaries shall be deemed an affiliate of any Holder for purposes of this Agreement.

“Agreement” means this Agreement, as amended, restated, supplemented, or otherwise modified from time to time.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” means the board of directors of CayCo.

“Business Combination Agreement” is defined in the Recitals to this Agreement.

“Business Day” means a day on which commercial banks are open for business in New York, U.S., the Cayman Islands, Taiwan and Hong Kong, except a Saturday, Sunday or public holiday (gazetted or non-gazetted and whether scheduled or unscheduled).

“CayCo” is defined in the Preamble to this Agreement.

“CayCo Ordinary Share” means an ordinary share, with par value US$0.0001 per share, of CayCo.

“Closing” has the meaning assigned to such term in the Business Combination Agreement.

“Closing Date” has the meaning assigned to such term in the Business Combination Agreement.

“Commission” means the SEC, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Company” is defined in the Preamble to this Agreement.

“Company Holders” is defined in the Preamble to this Agreement.

“Demand Registration” is defined in Section 2.2.1.

“Demand Takedown” is defined in Section 2.1.5(a).

“Demanding Holder” is defined in Section 2.2.1.

“Effectiveness Period” is defined in Section 3.1.4.

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“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form F-1” means a Registration Statement on Form F-1.

“Form F-1 Shelf” has the meaning assigned to such term in Section 2.1.1.

“Form F-3” means a Registration Statement on Form F-3 or any similar short-form registration that may be available at such time.

“Form F-3 Shelf” has the meaning assigned to such term in Section 2.1.1.

“Governing Documents” has the meaning assigned to such term in the Business Combination Agreement.

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign, multi-national, supra-national, government or governmental authority or regulatory body thereof, or political subdivision thereof, or any commission, department, board, bureau, agency, instrumentality or authority thereof, any court, tribunal, arbitrator, arbitration panel or similar judicial body or any self-regulatory organization.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination, assessment or award (including any arbitration award), in each case, entered by or with any Governmental Authority.

“Holder” shall have the meaning given in the Preamble to this Agreement, for so long as such Person or entity holds any Registrable Securities.

“Holder Indemnified Party” is defined in Section 4.1.

“Indemnification Sources” is defined in Section 6.5.3.

“Indemnified Liabilities” is defined in Section 6.5.1.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Indemnitee-Related Entities” is defined in Section 6.5.3.

“Independent Director” means a director who is “independent” for the purposes of the listing and corporate governance rules and regulations of Nasdaq.

“Jointly Indemnifiable Claims” is defined in Section 6.5.3.

“Law” means any statute, law, ordinance, rule, regulation, directive or Governmental Order, in each case, of any Governmental Authority.

“Maximum Number of Shares” is defined in Section 2.2.4.

“Merger” is defined in the Recitals to this Agreement.

“Merger Effective Time” has the meaning assigned to such term in the Business Combination Agreement.

“Merger Sub” is defined in the Preamble to this Agreement.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Necessary Action” means, with respect to any party and a specified result, all actions (to the extent such actions are not prohibited by applicable Law and within such party’s control, and in the case of any action that requires a vote or other action on the part of the Board to the extent such action is consistent with fiduciary duties that CayCo’s directors may have in such capacity) necessary to cause such result, including (a) calling special meetings of shareholders, (b) voting or providing a written consent or proxy, if applicable in each case, with respect to CayCo Ordinary Shares, (c) causing the adoption of shareholders’ resolutions and amendments to CayCo’s Governing Documents, (d) executing agreements and instruments, (e) making, or causing to be made, with Governmental

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Authorities, all filings, registrations or similar actions that are required to achieve such result and (f) nominating or appointing certain Persons (including to fill vacancies) and providing the highest level of support for election of such Persons to the Board in connection with the annual or special meeting of shareholders of CayCo.

“New Registration Statement” is defined in Section 2.1.4.

“Notices” is defined in Section 7.5.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Piggy-Back Registration” is defined in Section 2.3.1.

“Prior Company Agreement” is defined in the Recitals to this Agreement.

“Prior SPAC Agreement” is defined in the Recitals to this Agreement.

“Pro Rata” is defined in Section 2.2.4.

“Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (a) any outstanding CayCo Ordinary Share or any other equity security (including CayCo Ordinary Share issued or issuable upon the exercise of any other equity security) held by an Holder as of immediately following the Merger Effective Time, (b) any outstanding CayCo Ordinary Shares or any other equity security (including CayCo Ordinary Shares issued or issuable upon the exercise of any other equity security) constituting SPAC Exchange Shares (as defined in the Business Combination Agreement), (c) any outstanding CayCo Ordinary Shares or any other equity security (including CayCo Ordinary Shares issued or issuable upon the exercise of any other equity security) issued in connection with Company Shareholders Subscription (as defined in the Business Combination Agreement), (d) the CayCo Warrants (including any CayCo Ordinary Share issued or issuable upon the exercise of any such CayCo Warrants) and (e) any other equity security of CayCo or any of its Subsidiaries, or any successor, issued or issuable with respect to any such CayCo Ordinary Share by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged, in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, and new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by CayCo to the transferee; (c) such securities shall have ceased to be outstanding; (d) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission); or (e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration Statement” means a registration statement filed by CayCo with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form F-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Requesting Holder” is defined in Section 2.1.5(a).

“Resale Shelf Registration Statement” is defined in Section 2.1.1.

“SEC” means the United States Securities and Exchange Commission.

“SEC Guidance” is defined in Section 2.1.4.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

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“Selling Holders” is defined in Section 2.1.5(a)(ii).

“SPAC” is defined in the Preamble to this Agreement.

“SPAC Holders” is defined in the Preamble to this Agreement.

“Sponsor” means Chenghe Investment Co., an exempted company incorporated under the Laws of Cayman Islands.

“Sponsor Indemnitees” is defined in Section 6.5.1.

“Sponsor Parties” means each of the Sponsor, Qi Li, Zhiyang Zhou, Shibin Wang, Kwan Sun, Ning Ma, Robert Ewing, Kenneth Hitchner and Zhiwei Liu and any Person to whom CayCo Ordinary Shares have been transferred and is or has become parties to this Agreement pursuant to one of the following types of transfers (irrespective of whether a restriction on Transfer then applies): (i) Transfers of CayCo Ordinary Shares to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the undersigned or any other Person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin; (ii) Transfers by will or intestate succession upon the death of the undersigned; (iii) the Transfer of CayCo Ordinary Shares pursuant to a qualified domestic order, court order or in connection with a divorce settlement; (iv) if the Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (a) Transfers to any affiliate, including another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Holder, or (b) distributions of CayCo Ordinary Shares to partners, limited liability company members or shareholders of the Holder, including, for the avoidance of doubt, where the Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership; (v) if the Holder is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (vi) Transfers to the officers or directors of CayCo or the Sponsor or their respective affiliates; (vii) Transfers to a nominee or custodian of a Person or entity to whom a disposition or transfer would be permissible under the foregoing clauses (i) through (vi).

“Subsequent Shelf” has the meaning assigned to such term in Section 2.1.3.

“Subsidiary” means, with respect to any Person (for purposes of this definition, the “Controlling Company”), any other Person (i) of which a majority of the outstanding voting securities or other voting equity interests, or a majority of any other interests having the power to direct or cause the direction of the management and policies of such other Person, are owned, directly or indirectly, by the Controlling Company and/or (ii) with respect to which the Controlling Company or its Subsidiaries is a general partner or managing member, and, in each case of the foregoing clauses (i) and (ii), any predecessor or successor of such other Person.

“Transfer” means to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to any CayCo Ordinary Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any CayCo Ordinary Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction, including the filing of a registration statement specified in clause (i) or (ii). Notwithstanding the foregoing, a Transfer shall not be deemed to include (x) any transfer for no consideration if the donee, trustee, heir or other transferee has agreed in writing to be bound by the same terms under this Agreement to the extent and for the duration that such terms remain in effect at the time of the Transfer or (y) a transfer by a Sponsor Party to another Sponsor Party.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwritten Demand Registration” means an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented.

“Underwritten Takedown” means an underwritten public offering of Registrable Securities pursuant to the Resale Shelf Registration Statement, as amended or supplemented.

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Article 2
REGISTRATION RIGHTS.

2.1         Resale Shelf Registration Rights.

2.1.1      Registration Statement Covering Resale of Registrable Securities. Within thirty (30) calendar days following the Closing Date, CayCo shall prepare and file or cause to be prepared and filed with the Commission, a Registration Statement for a Shelf Registration on Form F-1 (the “Form F-1 Shelf”) or a Registration Statement for a Shelf Registration on Form F-3 (the “Form F-3 Shelf”, together with the Form F-1 Shelf, the “Resale Shelf Registration Statement”, as the case may be), if CayCo is then eligible to use a Form F-3 Shelf, in each case, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by Holders of all of the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing). CayCo shall use reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, but no later than the earlier of (a) the thirtieth (30th) calendar day following the filing date hereof if the Commission notifies CayCo that it will “review” the Registration Statement, and (b) the tenth (10th) Business Day after the date CayCo is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review, and once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period. In the event CayCo files a Form F-1 Shelf, CayCo shall use its commercially reasonable efforts to convert the Form F-1 Shelf (and any subsequent Resale Shelf Registration Statement) to a Form F-3 Shelf as soon as practicable after CayCo is eligible to use a Form F-3 Shelf. CayCo’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.2.

2.1.2      Notification and Distribution of Materials. CayCo shall notify the Holders in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the Prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

2.1.3      Amendments and Supplements. Subject to the provisions of Section 2.1.1 above, CayCo shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and Prospectus used in connection therewith, as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act, with respect to the disposition of all the Registrable Securities during the Effectiveness Period. If a Resale Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, CayCo shall use commercially reasonable efforts to as promptly as is reasonably practicable (a) cause such Resale Shelf Registration Statement to again become effective under the Securities Act (including using commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement), (b) amend such Resale Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement, or (c) prepare and file an additional Resale Shelf Registration Statement (a “Subsequent Shelf”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf is filed pursuant to this Section 2.1.3, CayCo shall use commercially reasonable efforts to (a) cause such Subsequent Shelf to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof, and (b) keep such Subsequent Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf shall be on Form F-3 to the extent that CayCo is eligible to use such form, and shall be an automatic shelf registration statement as defined in Rule 405 promulgated under the Securities Act if CayCo is a well-known, seasoned issuer as defined in Rule 405 promulgated under the Securities Act, at the most recent applicable eligibility determination date. CayCo’s obligation under this Section 2.1.3, shall, for the avoidance of doubt, be subject to Section 3.2.

2.1.4      Change in Registration. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs CayCo that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement,

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CayCo agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form F-3 or such other form available, to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, CayCo shall be obligated to use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available, written or oral guidance; comments; requirements or requests of the Commission staff (the “SEC Guidance”), including without limitation, the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that CayCo used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis, based on the total number of Registrable Securities held by the Holders, and subject to a determination by the Commission that certain Holders must be reduced first, based on the number of Registrable Securities held by such Holders. In the event that CayCo amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, CayCo will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to CayCo or to registrants of securities in general, one or more registration statements on Form F-3 or such other form available, to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.1.5      Notice of Certain Events. CayCo shall promptly notify the Holders in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement required to be prepared and filed hereunder (or Prospectus relating thereto). CayCo shall promptly notify each Holder, in writing, of the filing of the Resale Shelf Registration Statement or any Prospectus, amendment or supplement related thereto, or any post-effective amendment to the Resale Shelf Registration Statement, and of the effectiveness of any post-effective amendment.

(a)         If CayCo shall receive a request from the holders of Registrable Securities with an estimated market value of at least US$10 million (the requesting holder(s) shall be referred to herein as the (“Requesting Holder”)) that CayCo effect the Underwritten Takedown of all or any portion of the Requesting Holder’s Registrable Securities, and specifying the intended method of disposition thereof, then CayCo shall promptly give notice of such requested, Underwritten Takedown (each such request shall be referred to herein as a (“Demand Takedown”)) at least ten (10) Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Demand Takedown to the other Holders, and thereupon shall use its reasonable, best efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of:

(i)          subject to the restrictions set forth in Section 2.2.4, all Registrable Securities for which the Requesting Holder has requested such offering under Section 2.1.5(a), and

(ii)         subject to the restrictions set forth in Section 2.2.4, all other Registrable Securities that any holders of Registrable Securities (all such holders, together with the Requesting Holder, the “Selling Holders”) have requested CayCo to offer by request, received by CayCo within seven (7) Business Days after such holders receive CayCo’s notice of the Demand Takedown, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.

(b)         Promptly after the expiration of the seven (7)-Business Day-period referred to in Section 2.1.5(a)(ii), CayCo will notify all Selling Holders of the identities of the other Selling Holders and the number of Registrable Securities requested to be included therein.

(c)         CayCo shall only be required to effectuate no more than three (3) Underwritten Takedowns in any twelve (12)-month period, after giving effect to Section 2.2.1.

(d)         If the managing underwriter in an Underwritten Takedown advises CayCo and the Requesting Holder(s) that, in its view, the number of shares of Registrable Securities requested to be included in such underwritten offering exceeds the largest number of shares that can be sold without having an adverse

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effect on such offering, including the price at which such shares can be sold, the shares included in such Underwritten Takedown will be reduced by the Registrable Securities held by the Selling Holders (applied on a pro rata basis, based on the total number of Registrable Securities held by such Holders, subject to a determination by the Commission that certain Holders must be reduced first, based on the number of Registrable Securities held by such Holders).

2.1.6      Selection of Underwriters. The initiating Selling Holders shall have the right to select an Underwriter or Underwriters in connection with such Underwritten Takedown, which Underwriter or Underwriters selected shall be reasonably acceptable to CayCo. In connection with an Underwritten Takedown, CayCo shall enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required, in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc.

2.1.7      Registrations effected pursuant to this Section 2.1 shall not be counted as Demand Registrations effected pursuant to Section 2.2.

2.1.8      Block Trades. If a Demanding Holder wishes to consummate a Block Trade (on either a Commission registered or non-registered basis), then notwithstanding the time periods and piggyback rights otherwise provided herein, such Demanding Holder shall, if it would like the assistance of CayCo, endeavor to give CayCo sufficient advance notice in order to prepare the appropriate documentation for such transaction. Such Demanding Holder, if requesting a Commission registered underwritten Block Trade, (1) shall give CayCo written notice of the transaction and the anticipated launch date of the transaction at least two (2) Business Days prior to the anticipated launch date of the transaction, (2) CayCo shall be required to only notify the other Demanding Holders of the transaction and none of the other Holders, (3) the other Demanding Holders shall have one (1) Business Day prior to the launch of the transaction to determine if they wish to participate in the Block Trade, and (4) CayCo shall include in the Block Trade only shares held by the Demanding Holders. Any Registration effected pursuant to this Section 2.1.8 shall not be counted as Demand Registrations effected pursuant to Section 2.2, but shall be deemed an Underwritten Takedown, and within the cap on Underwritten Takedowns provided in Section 2.1.5(c). The Demanding Holder in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable, nationally recognized investment banks).

2.2         Demand Registration.

2.2.1      Request for Registration. At any time, and from time to time after the Merger Effective Time, if any, (i) the SPAC Holders who hold at least fifteen per cent (15%) of the Registrable Securities held by all SPAC Holders or (ii) Company Holders who hold US$20 million of the Registrable Securities held by all Company Holders, as the case may be, may make a written demand for Registration under the Securities Act of all or any portion of their Registrable Securities on Form F-1 or any similar, long-form Registration or, if then available, on Form F-3. Each registration requested pursuant to this Section 2.2.1 is referred to herein as a “Demand Registration”. Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. CayCo will, within five (5) days of its receipt of the Demand Registration, notify all Holders that are holders of Registrable Securities of the demand, and each such holder of Registrable Securities who wishes to include all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify CayCo within five (5) days after the receipt by the holder of the notice from CayCo. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the provisos set forth in Section 3.1.1. CayCo shall not be obligated to effect: (a) more than one (1) Demand Registration during any six (6)-month period; (b) any Demand Registration at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1; (c) more than four (4) Underwritten Demand Registrations in respect of all Registrable Securities held by the SPAC Holders, provided that if the Registrable Securities sought to be included in the Registration pursuant to this Section 2.2.1 are not fully included in such Registration for any reason other than solely due to the action or inaction of the Holders including Registrable Securities in such Registration, such Registration shall not be deemed to constitute one of the Registration rights granted pursuant to this Section 2.2.1 or (d) more than four (4) Underwritten Demand Registrations in respect of all Registrable Securities held by the Holders, provided that if the Registrable Securities sought to be included in the Registration pursuant to this Section 2.2.1 are not fully included in such Registration for any reason

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other than solely due to the action or inaction of the Holders, including Registrable Securities, in such Registration, then such Registration shall not be deemed to constitute one of the Registration rights granted pursuant to this Section 2.2.1.

2.2.2      Effective Registration. A Registration will not count as a Demand Registration unless and until (i) the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective by the Commission and (ii) CayCo has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that CayCo shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.2.3      Underwritten Offering. If the Demanding Holders so elect and such holders so advise CayCo as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten offering with an estimated market value of at least US$10 million. In such an event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting, and the inclusion of such holder’s Registrable Securities in the underwriting, to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by the holders initiating the Demand Registration, and subject to the approval of CayCo, provided that such approval shall not be withheld by CayCo unreasonably.

2.2.4      Reduction of Offering. If the managing Underwriter or Underwriters for a Demand Registration that is to be an underwritten offering advises CayCo and the Demanding Holders in writing that the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other CayCo Ordinary Shares or other securities which CayCo desires to sell and CayCo Ordinary Shares, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other shareholders of CayCo who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the (“Maximum Number of Shares”)), then CayCo shall include in such registration: (i) the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares that each such Person has requested be included in such registration, regardless of the number of shares held by each such Person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), CayCo Ordinary Shares or other securities that CayCo desires to sell that can be sold without exceeding the Maximum Number of Shares; (iii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), CayCo Ordinary Shares or other securities for the account of other Persons that CayCo is obligated to register pursuant to written contractual arrangements with such Persons, as to which “piggy-back” registration has been requested by the holders thereof, Pro Rata, that can be sold without exceeding the Maximum Number of Shares.

2.2.5      Withdrawal. If a majority-in-interest of the Demanding Holders disapprove of the terms of any underwriting or are not entitled to include all of their Registrable Securities in any offering, such majority-in-interest of the Demanding Holders may elect to withdraw from such offering by giving written notice to CayCo and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration. If the majority-in-interest of the Demanding Holders withdraws from a proposed offering relating to a Demand Registration, then either the Demanding Holders shall reimburse CayCo for the costs associated with the withdrawn registration (in which case such registration shall not count as a Demand Registration provided for in Section 2.2) or the withdrawn registration shall count as a Demand Registration provided for in Section 2.2.

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2.3         Piggy-Back Registration.

2.3.1      Piggy-Back Rights. If CayCo proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by CayCo for its own account or for shareholders of CayCo for their account (or by CayCo and by shareholders of CayCo) including, without limitation, pursuant to Section 2.1, other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to CayCo’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of CayCo, (iv) filed on Form F-4, related to any merger, acquisition or business combination, (v) for a dividend reinvestment plan or (vi) filed in connection with a Block Trade by one or more holders of Registrable Securities in accordance with Section 2.1.8, then CayCo shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration”). CayCo shall cause such Registrable Securities to be included in such Piggy-Back Registration and shall use its reasonable efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of CayCo, and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form, with the Underwriter or Underwriters selected for such Piggy-Back Registration.

2.3.2      Reduction of Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises CayCo and the holders of Registrable Securities in writing that the dollar amount or number of CayCo Ordinary Shares which CayCo desires to sell, taken together with CayCo Ordinary Shares, if any, as to which registration has been demanded pursuant to written contractual arrangements with Persons other than the holders of Registrable Securities hereunder and the Registrable Securities as to which registration has been requested under this Section 2.3, exceeds the Maximum Number of Shares, then CayCo shall include in any such registration:

(a)         If the Registration is undertaken for CayCo’s account: (i) CayCo Ordinary Shares or other securities that CayCo desires to sell that can be sold without exceeding the Maximum Number of Shares; and (ii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), CayCo Ordinary Shares or other securities, if any, comprised of Registrable Securities, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares, Pro Rata; and (iii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), CayCo Ordinary Shares or other securities for the account of other persons that CayCo is obligated to register pursuant to written contractual piggy-back registration rights with such Persons and that can be sold without exceeding the Maximum Number of Shares; and

(b)         If the registration is a “demand” registration undertaken at the demand of Persons other than either the holders of Registrable Securities, (i) CayCo Ordinary Shares or other securities for the account of the demanding Persons that can be sold without exceeding the Maximum Number of Shares; (ii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), CayCo Ordinary Shares or other securities that CayCo desires to sell that can be sold without exceeding the Maximum Number of Shares; (iii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), CayCo Ordinary Shares or other securities, if any, comprised of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; and (iv) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i), (ii) and (iii), CayCo Ordinary Shares or other securities for the account of other Persons that CayCo is obligated to register, pursuant to written contractual arrangements with such Persons, that can be sold without exceeding the Maximum Number of Shares.

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2.3.3      Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to CayCo of such request to withdraw, prior to the effectiveness of the Registration Statement. CayCo (whether on its own determination or as the result of a withdrawal by Persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, CayCo shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration, as provided in Section 3.3.

2.3.4      Unlimited Piggy-Back Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof, and there shall be no limit on the number of Piggy-Back Registrations.

Article 3
REGISTRATION PROCEDURES.

3.1         Filings; Information. Whenever CayCo is required to effect the registration of any Registrable Securities pursuant to Article 2 or effecting an underwritten Block Trade, CayCo shall use its reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1      Filing Registration Statement. CayCo shall use its reasonable best efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.2, prepare and file with the Commission a Registration Statement on any form for which CayCo then qualifies or which counsel for CayCo shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its reasonable best efforts to cause such Registration Statement to become effective and use its reasonable best efforts to keep it effective for the Effectiveness Period; provided, however, that CayCo shall have the right to defer any Demand Registration for up to sixty (60) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration to which such Piggy-Back Registration relates, in each case if CayCo shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of CayCo stating that, in the good faith judgment of the Board, it would be materially detrimental to CayCo and its shareholders for such Registration Statement to be effected at such time.

3.1.2      Limitations. CayCo shall not have the right to exercise the right set forth in the immediately preceding section on more than one occasion for more than sixty (60) total days during any twelve (12)-month period.

3.1.3      Copies. CayCo shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.4      Amendments and Supplements. CayCo shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn (the “Effectiveness Period”).

3.1.5      Notification. After the filing of a Registration Statement, CayCo shall promptly, and in no event more than two (2) Business Days after the occurrence of any of the events set forth in this section, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance

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or threatened issuance by the Commission of any stop order (and CayCo shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. CayCo shall promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment prepared in connection with the immediate preceding proviso; provided that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, CayCo shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon.

3.1.6      Securities Laws Compliance. CayCo shall use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” Laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Authorities as may be necessary by virtue of the business and operations of CayCo and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that CayCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.7      Agreements for Disposition. CayCo shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of CayCo in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement, and the representations, warranties and covenants of the holders of Registrable Securities included in such registration statement in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of CayCo.

3.1.8      Comfort Letter. CayCo shall obtain a “cold comfort” letter from CayCo’s independent registered public accountants or auditor in the event of an underwritten offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating holders.

3.1.9      Opinions. On the date the Registrable Securities are delivered for sale pursuant to any Registration, CayCo shall obtain an opinion, dated such date, of one (1) counsel representing CayCo for the purposes of such Registration, addressed to the holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority in interest of the participating holders.

3.1.10    Cooperation. The principal executive officer of CayCo, the principal financial officer of CayCo, the principal accounting officer of CayCo and all other officers and members of the management of CayCo shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential Holders.

3.1.11    Records. Upon execution of confidentiality agreements, CayCo shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or

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any Underwriter, all financial and other records, pertinent corporate documents and properties of CayCo, as shall be necessary to enable them to exercise their due diligence responsibility, and cause CayCo’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.12    Earnings Statement. CayCo shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its shareholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.13    Listing. CayCo shall use its reasonable best efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by CayCo are then listed or designated.

3.1.14    Market Stand-Off. In connection with any underwritten offering of equity securities of CayCo (other than a Block Trade) in which a Holder participates, such Holder agrees that it shall not Transfer any CayCo Ordinary Shares or other equity securities of CayCo (other than those included in such offering pursuant to this Agreement), without the prior written consent of CayCo, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders); provided that, such agreement shall not be materially more restrictive than any similar agreement entered into by the directors and executive officers of CayCo participating in such underwritten offering; provided, further, that such agreement shall provide that any early release of any Holder from the provisions of the terms of such agreement shall be on a pro rata basis among all Holders.

3.2         Obligation to Suspend Distribution. Upon receipt of any notice from CayCo of the occurrence of any event of the kind described in Section 3.1.5, or, upon any suspension by CayCo, pursuant to a written insider trading compliance program adopted by the Board, of the ability of all “insiders” covered by such program to transact in CayCo’s securities because of the existence of material non-public information, each holder of Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities, pursuant to the Registration Statement covering such Registrable Securities, until such holder receives the supplemented or amended prospectus contemplated by Section 3.1.5 or the restriction on the ability of “insiders” to transact in CayCo’s securities is removed, as applicable, and, if so directed by CayCo, each such holder will deliver to CayCo all copies, other than permanent file copies then in such holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice.

3.3         Registration Expenses. Except as set forth in Section 2.2.5, CayCo shall bear all costs and expenses incurred in connection with the Resale Shelf Registration Statement pursuant to Section 2.1, any Demand Registration pursuant to Section 2.1, any Demand Takedown pursuant to Section 2.1.5(a)(i), any Piggy-Back Registration pursuant to Section 2.3, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” Laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) CayCo’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.11; (vi) Financial Industry Regulatory Authority fees; (vii) fees and disbursements of counsel for CayCo and fees and expenses for independent certified public accountants retained by CayCo; (viii) the fees and expenses of any special experts retained by CayCo in connection with such registration, and (ix) the fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration. CayCo shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders. Additionally, in an underwritten offering, all selling shareholders and CayCo shall bear the expenses of the Underwriter pro rata in proportion to the respective amount of shares each is selling in such offering.

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3.4         Information. The holders of Registrable Securities shall promptly provide such information as may reasonably be requested by CayCo, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with CayCo’s obligation to comply with Federal and applicable state securities Laws.

Article 4
INDEMNIFICATION AND CONTRIBUTION.

4.1         Indemnification by CayCo. CayCo agrees to indemnify and hold harmless each Holder and each other holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each Person, if any, who controls an Holder and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, a “Holder Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by CayCo of the Securities Act or any rule or regulation promulgated thereunder applicable to CayCo and relating to action or inaction required of CayCo in connection with any such registration; and CayCo shall promptly reimburse the Holder Indemnified Party for any legal and any other expenses reasonably incurred by such Holder Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or Action; provided, however, that CayCo will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to CayCo, in writing, by such selling Holder expressly for use therein, or is based on any selling Holder’s violation of the federal securities Laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.

4.2         Indemnification by Holders of Registrable Securities. Each selling Holder of Registrable Securities will, in the event that any registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling Holder, indemnify and hold harmless CayCo, each of its directors and officers, and each other selling Holder and each other Person, if any, who controls another selling Holder within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or Actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to CayCo by such selling Holder expressly for use therein, or is based on any selling Holder’s violation of the federal securities Laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus, and shall reimburse CayCo, its directors and officers, and each other selling Holder or controlling Person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or Action. Each selling Holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling Holder.

4.3         Conduct of Indemnification Proceedings. Promptly after receipt by any Person of any notice of any loss, claim, damage or liability or any Action in respect of which indemnity may be sought pursuant to Sections 4.1 or 4.2, such Person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other Person for indemnification hereunder, notify such other Person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or Action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have

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to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or Action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or Action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or Action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any Action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, which counsel is reasonably acceptable to the Indemnifying Party) to represent the Indemnified Party and its controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4         Contribution.

4.4.1      If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or Action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or Action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or Action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2      The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4.2 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4.1.

4.4.3      The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or Action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such Action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Article 5
RE-SALE RIGHT AND RULE 144 REPORTING

5.1         Re-Sale Right. CayCo shall, at its own cost, use its best efforts to assist the Holder in the sale or disposition of, and to enable the Holder to sell under Rule 144, the maximum number of its Registrable Securities, including, without limitation: (a) the prompt delivery of applicable instruction letters to CayCo’s transfer agent to remove legends from the Holder’s share certificates, (b) causing the prompt delivery of appropriate legal opinions from CayCo’s counsel in forms reasonably satisfactory to the Holder’s counsel, (c) if CayCo has depositary receipts listed or traded on any exchange or inter-dealer quotation system, (i) the prompt delivery of instruction letters to CayCo’s share registrar and depositary agent to convert the Holder’s securities into depositary receipts or vice

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versa, or similar instruments to be deposited in or transfer out of the Holder’s brokerage account(s), (ii) the prompt payment of all costs and fees related to such depositary facility, including conversion fees and maintenance fees for Registrable Securities held by the Holder, and (iii) taking any and all other steps necessary to facilitate the conversion into depositary receipts or similar instruments (for the avoidance of doubt, CayCo shall not be obligated to pay any American depositary share issuance or transfer fees or expenses and stock transfer taxes in relation to any sale or disposition of the Registrable Securities).

5.2         Rule 144 Reporting. CayCo agrees to: (a) make and keep public information available, as those terms are understood and defined in Rule 144, at all times; (b) file with the SEC in a timely manner all reports and other documents required of CayCo under the Securities Act and the Exchange Act; and (c) furnish to the Holder promptly upon request (i) a written statement by CayCo as to its compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, or its qualification as a registrant whose securities may be resold pursuant to Form F-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of CayCo, and (iii) such other reports and documents of CayCo as the Holder may reasonably request in availing itself of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to Form F-3.

Article 6
GOVERNANCE

6.1         Board of Directors.

6.1.1      Composition of the Board. At and following the Closing, each Holder, severally and not jointly, agrees with CayCo to take all Necessary Action to cause (x) the Board to be comprised of five (5) directors (provided that, the Board may, pursuant to unanimous resolution, increase the size of the Board from time to time); (y) one (1) of whom should be nominated by the Sponsor (the “Sponsor Directors”); and (z) at least three (3) of whom shall be Independent Directors. The Chairperson of the Board of Directors of CayCo shall serve in such capacity in accordance with the terms of CayCo’s Governing Documents.

6.1.2      Sponsor Representation. So long as the Sponsor Parties beneficially own any CayCo Ordinary Shares, CayCo shall take all Necessary Action to cause the individuals nominated by the Sponsor for election as directors pursuant to this Agreement to be elected at the applicable meetings of shareholders of CayCo.

6.1.3      Other Directors. All other directors not nominated pursuant to Section 6.1.2 shall be nominated by the Nominating and Corporate Governance Committee and approved by the Board or as required by applicable Law; provided that, at least three (3) of whom shall be Independent Directors.

6.1.4      Removal; Vacancies. The Sponsor shall have the exclusive right to (a) remove its nominees from the Board, and CayCo shall take all Necessary Action to cause the removal of any such nominee at the request of the Sponsor and (b) designate directors for election or appointment, as applicable, to the Board to fill vacancies created by reason of death, removal or resignation of its nominees to the Board, and CayCo shall take all Necessary Action to nominate or cause the Board to appoint, as applicable, replacement directors designated by the Sponsor to fill any such vacancies created pursuant to clause (a) or (b) above as promptly as practicable after such designation (and in any event prior to the next meeting or action of the Board or applicable committee).

6.1.5      Committees. In accordance with CayCo’s Governing Documents, (i) the Board shall establish and maintain committees of the Board for (x) Audit, (y) Compensation and (z) Nominating, and (ii) the Board may from time to time by resolution establish and maintain other committees of the Board. Subject to applicable Laws and stock exchange regulations, and subject to requisite independence requirements applicable to such committee, for so long as the Sponsor Parties beneficially own any CayCo Ordinary Shares, unless the Sponsor Parties otherwise agree in writing, CayCo shall take, and each Holder, severally and not jointly, agrees with CayCo and the Sponsor to take, all Necessary Action to have one (1) Sponsor Director appointed to serve on each committee of the Board.

6.1.6      Reimbursement of Expenses. CayCo shall reimburse the directors for all reasonable, out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and any committees thereof, including travel, lodging and meal expenses.

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6.1.7      Indemnification; Amendments. For so long as any Sponsor Director serves as a director of CayCo, (i) CayCo shall provide such Sponsor Director with the same expense reimbursement, benefits, indemnity, exculpation and other arrangements provided to the other directors of CayCo, (ii) CayCo shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting any Sponsor Director nominated pursuant to this Agreement as and to the extent consistent with applicable Law, CayCo’s Governing Documents and any indemnification agreements with directors (whether such right is contained in the Governing Documents or another document) (except to the extent such amendment or alteration permits CayCo to provide broader indemnification or exculpation rights on a retroactive basis than permitted prior thereto), and (iii) CayCo’s Governing Documents if the purpose of such amendment, alteration, repeal or waiver is to adversely affects the rights or obligations of the Sponsor or the Sponsor Director under to this Agreement.

6.2         CayCo Cooperation; Policies.

6.2.1      CayCo shall take all Necessary Action to cause the Board to consist of the number of directors specified in Section 6.1 and to include in the slate of nominees to be voted upon by the shareholders of CayCo the Persons designated for nomination to the Board in accordance with this Section 6.1. CayCo shall use the same level of efforts and provide the same level of support as is used and/or provided for the other director nominees of CayCo with respect to the applicable meeting of shareholders or action by written consent.

6.2.2      For so long as any Sponsor Director is serving or participating on the Board, (i) CayCo shall not implement or maintain any trading policy, equity ownership guidelines (including with respect to the use of Rule 10b5-1 plans and preclearance or notification to CayCo of any trades in CayCo’s securities) or similar guideline or policy with respect to the trading of securities of CayCo that applies to any shareholder of CayCo in its capacity as such or any shareholder’s affiliates (including a policy that limits, prohibits, or restricts any shareholder of CayCo or its affiliates from entering into any hedging or derivative arrangements), in each case other than any director designee of such shareholder (including in respect of the Sponsor, the Sponsor Directors) solely in his or her individual capacity, (ii) any share ownership requirement for the Sponsor Directors serving on the Board will be deemed satisfied by the securities owned by the Sponsor, the Sponsor Parties and/or their respective affiliates and under no circumstances shall any of such policies, procedures, processes, codes, rules, standards and guidelines impose any restrictions on the transfers of securities by the Sponsor, the Sponsor Parties or their respective affiliates, and (iii) under no circumstances shall any policy, procedure, code, rule, standard or guideline applicable to the Board be violated by any Sponsor Director (x) accepting an invitation to serve on another board of directors of a company whose principal lines(s) of business do not compete with the principal line(s) of business of CayCo or failing to notify an officer or director of CayCo prior to doing so, (y) receiving compensation from the Sponsor or its affiliates, or (z) failing to offer his or her resignation from the Board except as otherwise expressly provided in this Agreement, and, in each case of this Section 6.2.2(i), (ii) and (iii), it is agreed that any such policies in effect from time to time that purport to impose terms inconsistent with this Section 6.2.2 shall not apply to the extent inconsistent with this Section 6.2.2.

6.3         Sharing of Information. To the extent permitted by antitrust, competition or any other applicable Law, each of CayCo and the Holders agrees and acknowledges that the directors designated by the Sponsor may share confidential, non-public information about CayCo and its Subsidiaries (“Confidential Information”) with the Sponsor Parties. Each Sponsor Party recognizes that it, or its affiliates and representatives, has acquired or will acquire Confidential Information the use or disclosure of which could cause CayCo substantial loss and damages that could not be readily calculated and for which no remedy at law would be adequate. Accordingly, each Sponsor Party covenants and agrees with CayCo that it will not (and will cause its respective controlled affiliates and representatives not to) at any time, except with the prior written consent of CayCo, directly or indirectly, disclose any Confidential Information known to it to any third party, unless (a) such information becomes known to the public through no fault of such party, (b) disclosure is required by applicable Law (including any filing following the Closing with the Commission pursuant to applicable securities Laws) or court of competent jurisdiction or requested by a governmental or regulatory authority; provided that, (other than in the case of any required filing following the Closing with the Commission, or in connection with any routine audit or examination as described below) such Sponsor Party promptly notifies CayCo of such requirement or request, and takes commercially reasonable steps, at the sole cost and expense of CayCo, to minimize the extent of any such required disclosure, (c) such information was available or becomes available to such Sponsor Party before, on or after the Closing, without restriction, from a source (other than CayCo) without any breach of duty to CayCo or (d) such information was independently developed by such Sponsor Party, its affiliates or its representatives without the use of the Confidential Information. Notwithstanding the foregoing, nothing

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in this Agreement shall prohibit any Sponsor Party from disclosing Confidential Information (x) to any affiliate or representative of such Sponsor Party, or any limited partner, member or shareholder of any of the foregoing, provided that, such Person shall be bound by an obligation of confidentiality with respect to such Confidential Information, and such Sponsor Party shall be responsible for any breach of this Section 6.3 by any such Person, or (y) if such disclosure is made to a governmental or regulatory authority with jurisdiction over such Sponsor Party in connection with a routine audit or examination that is not specifically directed at CayCo or the Confidential Information, provided that, such Sponsor Party shall request that confidential treatment be accorded to any information so disclosed. No Confidential Information shall be deemed to be provided to any Person, including any affiliate of the Sponsor Parties unless such Confidential Information is actually provided to such Person.

6.4         Other Business Opportunities.

6.4.1      The parties expressly acknowledge and agree that to the fullest extent permitted by applicable Law: (i) the Sponsor (including (a) its affiliates, (b) any portfolio company in which it or any of its affiliates or investment fund affiliates have made a debt or equity investment (and vice versa), or (c) any of their respective limited partners, non-managing members (or other similar, direct or indirect investors) and the director nominees of the foregoing) has the right to, and shall have no duty (fiduciary, contractual or otherwise) not to, directly or indirectly engage in and possess interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business as CayCo or any of its Subsidiaries or deemed to be competing with CayCo or any of its Subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other Person, with no obligation to offer to CayCo or any of its Subsidiaries, or any other Holder or holder of share capital of CayCo the right to participate therein; (ii) the Sponsor (including (a) its affiliates, (b) any portfolio company in which it or any of its affiliates or investment fund affiliates have made a debt or equity investment (and vice versa) or (c) any of their respective limited partners, non-managing members (or other similar, direct or indirect investors) and the director nominees of the foregoing) may invest in, or provide services to, any Person that directly or indirectly competes with CayCo or any of its Subsidiaries; and (iii) in the event that the Sponsor (including (a) its affiliates, (b) any portfolio company in which it or any of its affiliates or investment fund affiliates have made a debt or equity investment (and vice versa) or (c) any of their respective limited partners, non-managing members (or other similar, direct or indirect investors) or any director nominee of the foregoing, respectively) acquires knowledge of a potential transaction or matter that may be a corporate or other business opportunity for CayCo or any of its Subsidiaries, such Person shall have no duty (fiduciary, contractual or otherwise) to communicate or present such corporate opportunity to CayCo or any of its Subsidiaries or any other Holder or holder of share capital of CayCo, as the case may be, and, notwithstanding any provision of this Agreement to the contrary, shall not be liable to CayCo or any of its Subsidiaries or any other Holder or holder of share capital of CayCo (or its respective affiliates) for breach of any duty (fiduciary, contractual or otherwise) by reason of the fact that such Person, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not present such opportunity to CayCo or any of its Subsidiaries or any other Holder or holder of share capital of CayCo (or its respective affiliates). For the avoidance of doubt, the parties acknowledge that this paragraph is intended to disclaim and renounce, to the fullest extent permitted by applicable Law, any right of CayCo or any of its Subsidiaries or any Holder, with respect to the matters set forth herein, and this paragraph shall be construed to effect such disclaimer and renunciation to the fullest extent permitted by Law.

6.4.2      Each of the parties hereby, to the fullest extent permitted by applicable Law:

(a)         confirms that none of the Sponsor nor any of its affiliates have any duty to CayCo or any of its Subsidiaries or to any other Holder other than the specific covenants and agreements set forth in this Agreement;

(b)         acknowledges and agrees that (a) in the event of any conflict of interest between CayCo or any of its Subsidiaries, on the one hand, and any of the Sponsor or any of its affiliates (or any director nominee of the foregoing acting in his or her capacity as such), on the other hand, the Sponsor or such applicable affiliates (or any director nominee of the foregoing acting in his or her capacity as a director) may act in its best interest, and (b) none of the Sponsor or any of its affiliates or any director nominee of the foregoing acting in his or her capacity as a director or observer, shall be obligated (1) to reveal to CayCo or any of its Subsidiaries confidential information belonging to or relating to the business of such Person or any of its affiliates, or (2) to recommend or take any action in its capacity as a direct or indirect shareholder or director, as the case may be, that prefers the interest of CayCo or its Subsidiaries over the interest of such Person; and

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(c)         waives any claim or cause of action against any of the Sponsor and any of its affiliates, and any officer, employee, agent or affiliate of any such Person that may from time to time arise in respect of a breach by any such Person of any duty or obligation disclaimed under this Section 6.4.

6.4.3      Each of the parties hereto agrees that the waivers, limitations, acknowledgments and agreements set forth in this Section 6.4 shall not apply to any alleged claim or cause of action against any of the Sponsor, based upon the breach or non-performance by such Person of this Agreement or any other agreement to which such Person is a party.

6.4.4      The provisions of this Section 6.4, to the extent that they restrict the duties and liabilities of any of the Sponsor or its affiliates or any director nominee of the foregoing otherwise existing at law or in equity, are agreed by the parties to replace such other duties and liabilities of the Sponsor or any of its affiliates or any director nominee of the foregoing to the fullest extent permitted by applicable Law.

6.5         Indemnification; Exculpation.

6.5.1      As an inducement for the Sponsor to enter into this Agreement and approve the transactions contemplated by the Business Combination Agreement, subject in each case to restrictions under applicable Law, CayCo will, and CayCo will cause each of its Subsidiaries to, jointly and severally indemnify, exonerate and hold the Sponsor and its direct and indirect partners, equityholders, members, managers, affiliates, directors, officers, shareholders, fiduciaries, managers, controlling Persons, employees, representatives and agents and each of the partners, equityholders, members, affiliates, directors, officers, fiduciaries, managers, controlling Persons, employees and agents of each of the foregoing (collectively, the “Sponsor Indemnitees”) free and harmless from and against any and all Actions, liabilities, losses, damages and costs and out-of-pocket expenses in connection therewith (including reasonable attorneys’ fees and expenses) incurred by the Sponsor Indemnitees or any of them before or after the date of this Agreement (collectively, the “Indemnified Liabilities”), arising out of any Action arising directly or indirectly out of, or in any way relating to, (i) any Sponsor’s or its affiliates’ ownership of equity securities of CayCo or any of its Subsidiaries or control of or ability to influence CayCo or any of its Subsidiaries (other than any such Indemnified Liabilities (x) to the extent such Indemnified Liabilities arise out of any breach of this Agreement by such Sponsor Indemnitee or its affiliates or other related Persons or, subject to applicable Law, the breach of any fiduciary or other duty or obligation of such Sponsor Indemnitee to its direct or indirect equityholders, creditors or affiliates, (y) to the extent such control or the ability to control CayCo or any of its Subsidiaries derives from such Sponsor’s or its affiliates’ capacity as an officer or director of CayCo or any of its Subsidiaries, or (z) to the extent such Indemnified Liabilities are directly caused by such Person’s willful misconduct), (ii) the business, operations, properties, assets or other rights or liabilities of CayCo or any of its Subsidiaries, or (iii) any services provided prior to, on or after the date of this Agreement by any Sponsor or its affiliates to CayCo any of its Subsidiaries; provided, however, that if and to the extent that the foregoing undertaking may be unavailable or unenforceable for any reason, CayCo will, and will cause its Subsidiaries to, make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable Law. For the purposes of this Section 6.5, none of the circumstances described in the limitations contained in the proviso in the immediately preceding sentence shall be deemed to apply absent a final non-appealable judgment of a court of competent jurisdiction to such effect, in which case to the extent any such limitation is so determined to apply to any Sponsor Indemnitee as to any previously advanced indemnity payments made by CayCo or any of its Subsidiaries, then such payments shall be promptly repaid by such Sponsor Indemnitee to CayCo and its Subsidiaries. The rights of any Sponsor Indemnitee to indemnification hereunder will be in addition to any other rights any such Person may have under any other agreement or instrument to which such Sponsor Indemnitee is or becomes a party or is or otherwise becomes a beneficiary or under Law or under the Governing Documents of CayCo or its Subsidiaries.

6.5.2      CayCo will, and will cause each of its Subsidiaries to, jointly and severally, reimburse any Sponsor Indemnitee for all reasonable costs and expenses (including reasonable attorneys’ fees and expenses and any other litigation-related expenses) as they are incurred in connection with investigating, preparing, pursuing, defending or assisting in the defense of any Action for which the Sponsor Indemnitee would be entitled to indemnification under the terms of this Section 6.5, or any action or proceeding arising therefrom, whether or not such Sponsor Indemnitee is a party thereto. CayCo or its Subsidiaries, in the defense of any Action for which a Sponsor Indemnitee would be entitled to indemnification under the terms of this Section 6.5, may, without the consent of such Sponsor Indemnitee, consent to the entry of any judgment or enter into any settlement, if and only if, it (i) includes as a term thereof the giving by the claimant or plaintiff therein to such Sponsor Indemnitee of an unconditional release from

Annex A-88

all liability with respect to such Action, (ii) does not impose any limitations (equitable or otherwise) on such Sponsor Indemnitee, and (iii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of such Sponsor Indemnitee, and provided that, the only penalty imposed in connection with such settlement is a monetary payment that will be paid in full by CayCo or its Subsidiaries.

6.5.3      CayCo acknowledges and agrees that CayCo shall, and to the extent applicable shall cause its Subsidiaries to, be fully and primarily responsible for the payment to any Sponsor Indemnitee in respect of Indemnified Liabilities in connection with any Jointly Indemnifiable Claims (as defined below), pursuant to and in accordance with (as applicable) the terms of (i) CayCo’s Governing Documents, each as amended, (ii) any director indemnification agreement, (iii) this Agreement, any other agreement between CayCo or any of its Subsidiaries and such Sponsor Indemnitee (or its affiliates) pursuant to which such Sponsor Indemnitee is indemnified, (v) the Laws of the jurisdiction of incorporation or organization of any Subsidiary of CayCo, and/or (vi) the Governing Documents of CayCo’s Subsidiaries ((i) through (vi) above, collectively, the “Indemnification Sources”), irrespective of any right of recovery such Sponsor Indemnitee (or its affiliates) may have from any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than CayCo, any of its Subsidiaries or the insurer under and pursuant to any insurance policy of CayCo or any of its Subsidiaries) from whom such Sponsor Indemnitee may be entitled to indemnification with respect to which, in whole or in part, CayCo or any of its Subsidiaries may also have an indemnification obligation (collectively, the “Indemnitee-Related Entities”). Under no circumstance shall CayCo or any of its Subsidiaries be entitled to any right of subrogation or contribution by the Indemnitee-Related Entities and no right of advancement or recovery any Sponsor Indemnitee may have from the Indemnitee-Related Entities shall reduce or otherwise alter the rights of such Sponsor Indemnitee or the obligations of CayCo or any of its Subsidiaries under the Indemnification Sources. In the event that any of the Indemnitee-Related Entities shall make any payment to any Sponsor Indemnitee in respect of indemnification with respect to any Jointly Indemnifiable Claim, (x) CayCo shall, and to the extent applicable shall cause its Subsidiaries to, reimburse the Indemnitee-Related Entity making such payment to the extent of such payment promptly upon written demand from such Indemnitee-Related Entity, (y) to the extent not previously and fully reimbursed by CayCo and/or any of its Subsidiaries pursuant to clause (x), the Indemnitee-Related Entity making such payment shall be subrogated to the extent of the outstanding balance of such payment to all of the rights of recovery of the Sponsor Indemnitee against CayCo and/or any of its Subsidiaries, as applicable, and (z) such Sponsor Indemnitee shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the Indemnitee-Related Entities effectively to bring suit to enforce such rights. Each party hereto agree that each of the Indemnitee-Related Entities shall be third-party beneficiaries with respect to this Section 6.5, entitled to enforce this Section 6.5.3 as though each such Indemnitee-Related Entity were a party to this Agreement. CayCo shall cause each of its Subsidiaries to perform the terms and obligations of this Section 6.5.3 as though each such Subsidiary were a party to this Agreement. For purposes of this Section 6.5.3, the term (“Jointly Indemnifiable Claims”) shall be broadly construed and shall include, without limitation, any Indemnified Liabilities for which any Sponsor Indemnitee shall be entitled to indemnification from both (1) CayCo and/or any of its Subsidiaries, pursuant to the Indemnification Sources, on the one hand, and (2) any Indemnitee-Related Entity pursuant to any other agreement between any Indemnitee-Related Entity and such Sponsor Indemnitee (or its affiliates), pursuant to which such Sponsor Indemnitee is indemnified, the Laws of the jurisdiction of incorporation or organization of any Indemnitee-Related Entity and/or the Governing Documents of any Indemnitee-Related Entity, on the other hand.

6.5.4      In no event shall any Sponsor Indemnitee be liable to CayCo or any of its Subsidiaries for any act, alleged act, omission or alleged omission that does not constitute willful misconduct or fraud of such Sponsor Indemnitee as determined by a final, non-appealable determination of a court of competent jurisdiction.

6.5.5      Notwithstanding anything to the contrary contained in this Agreement, for purposes of this Section 6.5, the term Sponsor Indemnitees shall not include any Sponsor or its any of its partners, equityholders, members, affiliates, directors, officers, fiduciaries, managers, controlling Persons, employees and agents or any of the partners, equityholders, members, affiliates, directors, officers, fiduciaries, managers, controlling Persons, employees and agents of any of the foregoing who is an officer or director of CayCo or any of its Subsidiaries in such capacity as officer or director. Such officers and directors are or will be subject to separate indemnification in such capacity through this Agreement and/or the Governing Documents and other agreements and instruments of CayCo and its Subsidiaries (including as contemplated in Section 6.1).
Annex A-89

6.5.6      The rights of any Sponsor Indemnitee to indemnification pursuant to this Section 6.5 will be in addition to any other rights any such Person may have under any other section of this Agreement or any other agreement or instrument to which such Sponsor Indemnitee is or becomes a party or is or otherwise becomes a beneficiary or under Law or under the Governing Documents of CayCo and its Subsidiaries.

Article 7
MISCELLANEOUS.

7.1         Other Registration Rights and Arrangements. SPAC represents and warrants that no Person, other than a SPAC Holder has any right to require CayCo to register any of CayCo Ordinary Shares for sale or to include CayCo Ordinary Shares in any registration filed by CayCo for the sale of shares for its own account or for the account of any other Person. The Company represents and warrants that no Person, other than a Company Holder has any right to require CayCo to register any of CayCo Ordinary Shares for sale or to include CayCo Ordinary Shares in any registration filed by CayCo for the sale of shares for its own account or for the account of any other Person. The Company and the Company Holders hereby terminate the Prior Company Agreement, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. SPAC and the SPAC Holders hereby terminate the Prior SPAC Agreement, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement.

7.2         Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations of CayCo hereunder may not be assigned or delegated by CayCo in whole or in part. This Agreement and the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by such holder of Registrable Securities in conjunction with and to the extent of any permitted transfer of Registrable Securities by any such holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any Persons that are not party hereto other than as expressly set forth in Article 4, Section 6.1.7, Section 6.5 and this Section 7.2. The rights of a holder of Registrable Securities under this Agreement may be transferred by such a holder to a transferee who acquires or holds Registrable Securities; provided, however, that such transferee has executed and delivered to CayCo a properly completed agreement, to be bound by the terms of this Agreement substantially in form, attached hereto as Exhibit A (an “Addendum Agreement”), and the transferor shall have delivered to CayCo, no later than thirty (30) days following the date of the transfer, written notification of such transfer setting forth the name of the transferor, the name and address of the transferee, and the number of Registrable Securities so transferred. The execution of an Addendum Agreement shall constitute a permitted amendment of this Agreement.

7.3         Amendments and Modifications. Upon the written consent of CayCo, the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment or modification hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of share capital of CayCo, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected; provided, further, that any amendment or modification to, or waiver of, Article 6 (including with respect to any defined term as used therein, whether or not such defined term is defined therein) that adversely affects any right granted to the Sponsor (including with respect to the Sponsor Director) shall require the prior written consent of the Sponsor. No course of dealing between any holder or CayCo and any other party hereto or any failure or delay on the part of a holder or CayCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any holder or CayCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

7.4         Term. This Agreement shall terminate upon the earlier of (i) the tenth (10th) anniversary of the date of this Agreement or (ii) the date as of which (a) all of the Registrable Securities have been sold, pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (b) the holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale; provided,

Annex A-90

further, that with respect to any Holder, such Holder will have no rights under this Agreement and all obligations of CayCo to such Holder under this Agreement shall terminate upon the earliest date (x) such Holder ceases to hold any Registrable Securities and (y) such Holder is permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale; provided, further, that notwithstanding the foregoing, the provisions of Article 6 (including with respect to any defined term as used therein, whether or not such defined term is defined therein) shall terminate on the date upon which the Sponsor no longer has the right to nominate or designate any individual to serve as a director of CayCo (including pursuant to Section 6.1.4). Notwithstanding anything herein to the contrary, the provisions of Section 6.1.7(ii), Section 6.4, Section 6.5 and Article 7 (including with respect to any defined term as used therein, whether or not such defined term is defined therein) shall survive, and remain in full force and effect following, any termination of this Agreement.

7.5         Notices. All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder, or which are given with respect to this Agreement, shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by email (with no automated reply, such as an out-of-office notification, no mail undeliverable notification or other rejection notice), or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses or email addresses (or to such other address or email address as a party may have specified by notice given to the other party pursuant to this provision):

If to CayCo:

Taiwan Color Optics, Inc.
4F., No.32, Keya Rd., Daya Dist., Taichung City, Taiwan

Attention:  Mr. Y.P. Chang, President

Email:        ypchang@tcog.com.tw

with a copy (which will not constitute actual or constructive notice) to:

Landi Law Firm

Attention:  Mr. Francis Chang

Email:        FC@landilawyer.com.tw

If to a Holder, to the address set forth under such Holder’s signature to this Agreement or to such Holder’s address as found in CayCo’s books and records.

7.6         Governing Law; Jurisdiction. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction. All legal proceedings arising under the Laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such legal proceedings, they shall be heard and determined exclusively in the Supreme Court of the State of New York, Commercial Division, sitting in the Borough of Manhattan of The City of New York (and any appellate court therefrom). Each of the parties hereto agrees that mailing of process or other papers in connection with any such legal proceedings in the manner provided in Section 7.5 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (i) submits to the exclusive jurisdiction of the aforesaid courts for the purpose of any legal proceeding arising under the Laws of the State of New York out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any legal proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 7.6.

Annex A-91

7.7         WAIVER OF TRIAL BY JURY. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

7.8         Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, including without limitation the Prior Company Agreement and the Prior SPAC Agreement.

7.9         Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

7.10       Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.11       Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach or threaten to breach such provisions. The parties acknowledge and agree that the parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof. Without limiting the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) there is adequate remedy at law, or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

[Signature Page Follows]

Annex A-92

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

SEMILUX INTERNATIONAL LTD.
By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

Annex A-93

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

TAIWAN COLOR OPTICS, INC.
By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

Annex A-94

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

CHENGHE ACQUISITION CO.
By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

Annex A-95

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

HOLDER:

Name:

[Signature Page to Investor Rights Agreement]

Annex A-96

SCHEDULE I

COMPANY HOLDERS

Annex A-97

SCHEDULE II

SPAC HOLDERS

Annex A-98

EXHIBIT A

Addendum Agreement

This Addendum Agreement (“Addendum Agreement”) is executed on               , 20            , by the undersigned (the “New Holder”) pursuant to the terms of that certain Investor Rights Agreement dated as of                  , 20            (the “Agreement”), by and among CayCo and the other parties thereto, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Addendum Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Addendum Agreement, the New Holder agrees as follows:

1.           Acknowledgment. New Holder acknowledges that New Holder is acquiring certain CayCo Ordinary Shares (the “Shares”) as a transferee of such Shares from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered an “Holder” and a holder of Registrable Securities for all purposes under the Agreement.

2.           Agreement. New Holder hereby (a) agrees that the Shares shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.

3.           Notice. Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.

NEW HOLDER:	ACCEPTED AND AGREED
Print Name:	SEMILUX INTERNATIONAL LTD.
By:	By:

Annex A-99

Exhibit B
Form of Lock-Up Agreement

Annex A-100

FORM OF LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is made and entered into as of            by and between SEMILUX INTERNATIONAL LTD., a Cayman Islands exempted company limited by shares (“CayCo”), and each of Chenghe Investment Co., a Cayman Islands exempted company (“Sponsor”), the Persons set forth on Schedule I hereto (the “Sponsor Key Holders”) and certain shareholders of the Company (as defined below), set forth on Schedule II hereto (such shareholders, the “Company Holders”)1. The Sponsor, the Sponsor Key Holders, the Company Holders and any Person who hereafter becomes a party to this Agreement pursuant to Section 2 are referred to herein, individually, as a “Holder” and, collectively, as the “Holders.” Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, Chenghe Acquisition Co., a Cayman Islands exempted company limited by shares (the “SPAC”), CayCo, SEMILUX LTD., a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of CayCo, (“Merger Sub”) and Taiwan Color Optics, Inc., a company incorporated and in existence under the Laws of Taiwan with uniform commercial number of 25052644 (the “Company”) have entered into that certain Business Combination Agreement, dated as of July 21, 2023 (as amended or supplemented from time to time, the “Business Combination Agreement”);

WHEREAS, CayCo and the Company have delivered to SPAC the fully executed Phase I Restructuring Documents as of the date of this Agreement, and CayCo and the Company will conduct and consummate the TCO Restructuring at least one (1) Business Day before the Closing Date;

WHEREAS, upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands, the parties thereto desire to enter into a business combination transaction, whereby immediately after the TCO Restructuring Closing and at the Merger Effective Time, Merger Sub will merge with and into SPAC, the separate corporate existence of Merger Sub will cease and SPAC will be the surviving corporation and a wholly owned subsidiary of CayCo (the “Merger”), and SPAC will change its name to “SEMILUX LTD.”;

WHEREAS, in consideration for the benefits to be received by each Holder under the terms of the Business Combination Agreement and as a material inducement to SPAC agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, each Company Holder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

WHEREAS, in connection with transactions contemplated by the Business Combination Agreement, and in view of the valuable consideration to be received by the parties thereunder, SPAC, Sponsor and each of the Holders desire to enter into this Agreement, pursuant to which the Holders’ Lock-Up Shares shall become subject to limitations on Transfer as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, CayCo hereby agrees with each of the Holders as follows:

1.           Definitions. The terms defined in this Section 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

(a)         “Lock-Up Period” shall mean the period beginning on the Closing Date and ending on the earlier of (i) the date that is six (6) months after the Closing Date, or (ii) subsequent to the Closing Date, the date on which (x) the closing trading price of the CayCo Ordinary Shares equals or exceeds US$12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days

____________

1        Note to Draft: The Company shareholders signing this Agreement shall include all shareholders of the Company that own 1% or more of Company Ordinary Shares at the date of Business Combination Agreement.

Annex A-101

within any thirty (30)-trading day period at least one-hundred and fifty (150) days after the Closing Date; or (y) the consummation of a bona fide liquidation, merger, stock exchange, reorganization, tender offer, change of control or other similar transaction which results in all of the CayCo’s shareholders having the right to exchange their CayCo Ordinary Shares for cash, securities or other property subsequent to the Closing Date;

(b)         “Lock-Up Shares” shall mean with respect to (i) the Sponsor, the Sponsor Key Holders and their respective Permitted Transferees, the CayCo Ordinary Shares held by such Person immediately following the Closing (excluding any PIPE Shares or CayCo Ordinary Shares acquired in the public market); and (ii) the Company Holders and their respective Permitted Transferees, (A) the CayCo Ordinary Shares held by such Person immediately following the Closing (excluding any PIPE Shares or CayCo Ordinary Shares acquired in the public market); and (B) CayCo Ordinary Shares issued to directors and officers of CayCo upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing;

(c)         “Permitted Transferee” shall mean any Person to whom a Holder is permitted to transfer Lock-Up Shares prior to the expiration of the Lock-Up Period pursuant to Section 2(b);

(d)         “PIPE Shares” shall mean CayCo Ordinary Shares sold in the PIPE Investment; and

(e)         “Transfer” shall mean the (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security; (ii) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (iii) public announcement of any intention to effect any transaction, including the filing of a registration statement, as specified in clause (i) or (ii).

2.           Lock-Up Provisions.

(a)         Subject to Section 2(b), each Holder agrees that it shall not Transfer any Lock-Up Shares until the end of the Lock-Up Period:

(b)Notwithstanding the provisions set forth in Section 2(a), each Holder or its respective Permitted Transferees may Transfer the Lock-Up Shares during the Lock-Up Period (i) to (A) CayCo’s officers or directors; (B) any affiliates or family members of CayCo’s officers or directors; (C) any director, officer, employee, direct or indirect partners, members or equity holders of the Sponsor or the Sponsor Key Holders or any related investment funds or vehicles controlled or managed by such Persons or their respective affiliates; or (D) any direct or indirect partners, members or equity holders of such Holder, any affiliates of such Holder or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) to a nominee or custodian of a Person to whom a Transfer would be permitted under clauses (i) through (iv) above; (vi) to the partners, members or equity holders of such Holder, including, for the avoidance of doubt, where the Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership; (vii) to CayCo; (viii) the exercise of stock options, including through a “net” or “cashless” exercise, or receipt of shares upon vesting of restricted stock units granted pursuant to an equity incentive plan; (ix) forfeitures of CayCo Ordinary Shares to satisfy tax withholding requirements upon the vesting of equity-based awards granted pursuant to an equity incentive plan; (x) in connection with (but subject to the completion of) a bona fide liquidation, merger, stock exchange, reorganization, tender offer or change of control approved by the board of directors of CayCo (“Board of Directors”) or a duly authorized committee thereof or other similar transaction which results in all of CayCo’s shareholders having the right to exchange their CayCo Ordinary Shares for cash, securities or other property subsequent to the Closing Date; or (xi) in connection with any legal, regulatory or other order; provided, however, that in the case of clauses (i) through (vi) such Permitted Transferees must enter into a written agreement with CayCo agreeing to be bound by the transfer restrictions in this Section 2.

Annex A-102

(c)         In order to enforce this Section 2, CayCo may impose stop-transfer instructions with respect to the Lock-Up Shares until the end of the Lock-Up Period.

(d)         For the avoidance of doubt, each Holder shall retain all of its rights as a shareholder of CayCo with respect to the Lock-Up Shares during the Lock-Up Period, including the right to vote any Lock-Up Shares that such Holders is entitled to vote.

(e)         If any Holder is granted a release or waiver from any lock-up agreement (such holder a “Triggering Holder”) executed in connection with the Closing prior to the expiration of the Lock-Up Period, then each other Holder shall also be granted an early release from their respective obligations hereunder on the same terms and on a pro-rata basis with respect to such number of Lock-Up Shares, rounded down to the nearest whole security, equal to the product of (i) the total percentage of Lock-Up Shares held by the Triggering Holder immediately following the consummation of the Closing that are being released from this Agreement multiplied by (ii) the total number of Lock-Up Shares held by the Holders immediately following the consummation of the Closing.

3.           Miscellaneous.

(a)         Amendment; Waiver. Upon (i) the approval of a majority of the total number of directors serving on the Board of Directors who are not nominated or designated pursuant to contractual rights of Holders; (ii) the written consent of the Sponsor; and (iii) the written consent of the Holders of a majority of the total Lock-Up Shares, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived by CayCo, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects a Holder, solely in its capacity as a holder of Lock-Up Shares, shall require the consent of the Holder so affected. No course of dealing between any Holder or CayCo and any other party hereto or any failure or delay on the part of a Holder or CayCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or CayCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

(b)         Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise); (b) when sent by email (with no automated reply, such as an out-of-office notification, no mail undeliverable notification or other rejection notice); or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses or email addresses (or to such other address or email address as a party may have specified by notice given to the other party pursuant to this provision):

If to CayCo or the Company:

Taiwan Color Optics, Inc.
4F., No.32, Keya Rd., Daya Dist., Taichung City, Taiwan

Attention:  Mr. Y.P. Chang, President

Email:        ypchang@tcog.com.tw

with a copy (which shall not constitute notice) to:

Landi Law Firm

Attention:  Mr. Francis Chang

Email:        FC@landilawyer.com.tw

If to the Sponsor:

Chenghe Investment Co.
38 Beach Road #29-11
South Beach Tower
Singapore

Annex A-103

Attention:  Richard Li

Email:        richard.li@chenghecap.com

with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, NY, 10020-1095
The United States

Attention:  Joel Rubinstein
Jessica Zhou
Steven Sha

Email:        joel.rubinstein@whitecase.com
jessica.zhou@whitecase.com
steven.sha@whitecase.com

If to any Holder, at such Holder’s address or email address as set forth in the Schedule II.

(c)         Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

(d)         Rights of Third Parties. Except with respect to any Non-Recourse Party (as defined below), nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement.

(e)         Governing Law; Jurisdiction. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction. All legal proceedings arising under the Laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such legal proceedings, they shall be heard and determined exclusively in the Supreme Court of the State of New York, Commercial Division, sitting in the Borough of Manhattan of The City of New York (and any appellate court therefrom). Each of the parties hereto agrees that mailing of process or other papers in connection with any such legal proceedings in the manner provided in Section 3(b) or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (i) submits to the exclusive jurisdiction of the aforesaid courts for the purpose of any legal proceeding arising under the Laws of the State of New York out of or relating to this Agreement brought by any party hereto; and (ii) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any legal proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 3(e).

(f)          Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY

Annex A-104

SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

(g)         Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights, remedies or obligations of CayCo or any of the Holders under any other agreement between any of the Holders and CayCo, and nothing in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of any of the Holders or CayCo under this Agreement.

(h)         Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

(i)          Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Sponsor Agreement. This Sponsor Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(j)          Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(k)         Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach or threaten to breach such provisions. The parties acknowledge and agree that the parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof. Without limiting the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) there is adequate remedy at law; or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(l)          No Recourse. This Agreement may only be enforced against, and any claim or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or the subject matter hereof may only be made against the parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto or any past, present or future Affiliate,

Annex A-105

director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

(m)        Several Liability. The liability of any Holder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Holder be liable for any other Holder’s breach of such other Holder’s obligations under this Agreement.

[Remainder of page intentionally left blank]

Annex A-106

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SEMILUX INTERNATIONAL LTD.
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex A-107

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CHENGHE INVESTMENT CO.
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex A-108

Schedule I

SPONSOR KEY HOLDERS

Annex A-109

Schedule II

COMPANY HOLDERS

Annex A-110

Exhibit C
List of Company Shareholders

Annex A-111

Exhibit D
Form of Plan of Merger

Annex A-112

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on ____________ between Chenghe Acquisition Co. (the “Surviving Company”) and SEMILUX LTD. (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the sole director of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement dated July 21, 2023 and made among SEMILUX INTERNATIONAL LTD., Taiwan Color Optics, Inc., the Surviving Company and the Merging Company (the “Business Combination Agreement”) a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1            The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2            The surviving company (as defined in the Statute) is the Surviving Company, which shall change its name to “SEMILUX LTD.”.

3            The registered office of the Surviving Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4            Immediately prior to the Effective Time (as defined below), the share capital of the Surviving Company will be US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each (the “SPAC Class A Shares”), 50,000,000 Class B ordinary shares of a par value of US$0.0001 each (the “SPAC Class B Shares”) and 5,000,000 preference shares of a par value of US$0.0001 each (the “SPAC Preference Shares”) and the Surviving Company will have            SPAC Class A Shares and 2,875,000 SPAC Class B Shares in issue and no SPAC Preference Shares in issue.

5            Immediately prior to the Effective Time (as defined below), the share capital of the Merging Company will be US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each and the Merging Company will have 10,000 shares in issue.

6            The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Time”).

7            The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Business Combination Agreement.

8            At the Effective Time, the rights and restrictions attaching to the shares in the Surviving Company are set out in the Second Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9            Upon the Effective Time,

9.1         the authorised share capital of the Surviving Company be varied by the re-designation of all the authorised issued and unissued SPAC Class A Shares, SPAC Class B Shares and SPAC Preference Shares as ordinary shares of US$0.0001 par value each (the “Re-designation”); and

Annex A-113

9.2         immediately following the Re-designation, the authorised share capital of the Surviving Company be decreased by the cancellation of authorised but unissued 55,000,000 ordinary shares of US$0.0001 par value each, such that the authorised share capital of the Surviving Company shall be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each.

10          The Amended and Restated Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto at the Effective Time.

11          At the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Merging Company and the Surviving Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of the Merging Company and the Surviving Company set forth in the Business Combination Agreement to be performed after the Effective Time.

12          There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

13          The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

14          The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

15          The names and addresses of each director of the surviving company (as defined in the Statute) are:

15.1                ; and

15.2                .

16          This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

17          This Plan of Merger has been authorised by the shareholders of each of the Surviving Company and the Merging Company pursuant to section 233(6) of the Statute.

18          At any time prior to the Effective Time, this Plan of Merger may be:

18.1       terminated by the board of directors of either the Surviving Company or the Merging Company;

18.2       amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)         change the Effective Time provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)         effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

19          This Plan of Merger may be executed in counterparts.

20          This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

Annex A-114

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by ________________________	)
Duly authorised for	)
and on behalf of	)	Director
Chenghe Acquisition Co.	)
SIGNED by CHANG YUNG PENG	)
Duly authorised for	)
and on behalf of	)	Director
SEMILUX LTD.	)

Annex A-115

Annexure 1

Business Combination Agreement

Annex A-116

Annexure 2

Second Amended and Restated Memorandum and Articles of Association of the Surviving Company

Annex A-117

Exhibit E
Form of Amended and Restated Memorandum and Articles of Association of CayCo

Annex A-118

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES

OF

ASSOCIATION

OF

___________________________________________________________________

SEMILUX INTERNATIONAL LTD.

___________________________________________________________________

(Adopted pursuant to a special resolution passed on ____________ and effective on ____________)

Annex A-119

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

SEMILUX INTERNATIONAL LTD.

(Adopted pursuant to a special resolution passed on ____________ and effective on ____________)

1.           The name of the Company is SEMILUX INTERNATIONAL LTD..

2.           The registered office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may determine.

3.           The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.           The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.           The authorized share capital of the Company is US$            divided into            Ordinary Shares of par value of US$0.0001 each1. Subject to the Statute and these Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

6.           The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.           Capitalized terms that are not defined in this Amended and Restated Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

____________

1     Note to Draft: To be updated based on the Subdivision Factor prior to closing.

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THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

SEMILUX INTERNATIONAL LTD.

(Adopted pursuant to a special resolution passed on ____________, and effective on ____________)

INTERPRETATION

1.           In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”

means, with respect to any specified Person, any other Person who directly or indirectly Controls, is Controlled by, or is under common Control with such specified Person, provided. With respect to any Person who is a natural Person, such Person’s Affiliates shall also include his or her Immediate Family Members and their respective Affiliates;

“Articles”	means these articles of association of the Company, as amended and altered from time to time by Special Resolutions;
“Audit Committee”	means the audit committee of the Company formed by the Board pursuant to Article 141 hereof, or any successor audit committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any);
“Board” and “Board of Directors”	means the board of directors of the Company;
“Business Day”

means any day other than a Saturday, Sunday or other day on which commercial banking institutions in Hong Kong, New York, the Cayman Islands or Taiwan are authorized or required by Law or executive order to close;

“Chairman”	means the chairman of the Board of Directors;
“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;
“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;
“Company”	means SEMILUX INTERNATIONAL LTD., a Cayman Islands exempted company;
“Company’s Website”

means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company in connection or which has otherwise been notified to Members;

“Control”

means, as used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; the terms “Controlled by” and “under common Control with” shall have correlative meanings;

“Designated Stock Exchange”	means any stock exchange in the United States on which any Shares are listed for trading;

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“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;
“Directors”	means the directors for the time being of the Company;
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands;
“Government Authority”

means any nation or government or any province or state or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization or national or international stock exchange on which the securities of the applicable Party or its Affiliates are listed;

“Immediate Family Members”

means, with respect to any natural Person, (a) such Person’s spouse, parents, parents-in-law, grandparents, children, grandchildren, siblings and siblings-in-law (in each case whether adoptive or biological), (b) spouses of such Person’s children, grandchildren and siblings (in each case whether adoptive or biological), and (c) estates, trusts, partnerships and other Persons which directly or indirectly through one or more intermediaries are Controlled by the foregoing;

“Law”

means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, measure, notice, circular, opinion or order of any Government Authority, including any rules promulgated by a stock exchange or regulatory body;

“Lien”

means any encumbrance, right, interest or restriction, including any mortgage, judgment lien, materialman’s lien, mechanic’s lien, other lien (statutory or otherwise), charge, security interest, pledge, hypothecation, encroachment, easement, title defect, title retention agreement, voting trust agreement, right of pre-emption, right of first refusal, claim, option, limitation, forfeiture, penalty, equity, adverse interest or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“Member”	has the same meaning as in the Statute;
“Memorandum”	means the memorandum of association of the Company or as amended and altered from time to time by Special Resolutions;
“Ordinary Resolution”

means a resolution passed by a simple majority of the votes cast by the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by these Articles;

“Ordinary Share”	means a Class A ordinary share of par value US$0.0001 each in the share capital of the Company having the rights set out in these Articles;
“Person”	means any individual or any partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity;
“Register of Members”	means the register of Members of the Company maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members;
“Registered Office”	means the registered office for the time being of the Company;
“Seal”	means the common seal of the Company and includes every duplicate seal;

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“Secretary”	means any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary;
“Securities Act”

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share” and “Shares”	means a share in the capital of the Company, and includes an Ordinary Share. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require;
“Shareholder” and “Shareholders”	means shareholder or shareholders of the Company;
“Share Premium Account”	means the share premium account established in accordance with these Articles and the Statute;
“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution;
“Statute”	means the Companies Act (As Revised) of the Cayman Islands;
“US$”	means the lawful money of the United States of America; and
“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

2.      In these Articles:

2.1.   words importing the singular number include the plural number and vice versa;

2.2.   words importing the masculine gender include the feminine gender;

2.3.   words importing persons include corporations as well as any other legal or natural person;

2.4.   references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

2.5.   the word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

2.6.   when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to these Articles, the date that is the reference date in calculating such period shall be excluded;

2.7.   “fully-diluted” or any variation thereof means all of the issued and outstanding Shares, treating the maximum number of Shares issuable under any issued and outstanding convertible securities and all Shares reserved for issuance under any share incentive plan as issued and outstanding;

2.8.   references to “in the ordinary course of business” and comparable expressions mean the ordinary and usual course of business of the relevant party, consistent in all material respects (including nature and scope) with the prior practice of such party;

2.9.   references to “writing,” “written” and comparable expressions include any mode of reproducing words in a legible and nontransitory form including emails and faxes, provided the sender complies with the provision of Article 167;

2.10. the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and/or” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

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2.11. if any payment hereunder would have been, but for this Article, due and payable on a date that is not a Business Day, then such payment shall instead be due and payable on the first Business Day after such date;

2.12. headings are inserted for reference only and shall be ignored in construing these Articles; and

2.13. Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

SHARE CAPITAL

3.      The authorized share capital of the Company is US$            divided into            Ordinary Shares of par value of US$0.0001 each.

4.      Subject to the Statute, the Memorandum and these Articles and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own Shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

SHARES

5.      Subject to the Law, these Articles and, where applicable, the Designated Stock Exchange Rules (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may in their absolute discretion and without the approval of the Members, cause the Company to:

(a).    allot, issue, grant options over or otherwise dispose of Shares with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper;

(b).   grant rights over Shares or other securities to be issued in one or more Classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c).    issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class of Shares or securities in the capital of the Company on such terms as it may from time to time determine.

6.      The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue from time to time, out of the authorized share capital of the Company, preferred shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors may by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a).    the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b).   whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

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(c).    the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any Shares of any other Class or any other series of Shares;

(d).   whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e).    whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of Shares of any other Class or any other series of Shares;

(f).    whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g).   whether the preferred shares of such series shall be convertible into, or exchangeable for, Shares of any other Class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h).   the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing Shares or Shares of any other Class of Shares or any other series of preferred shares;

(i).    the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other Class of Shares or any other series of preferred shares; and

(j).    any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

7.      Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of Shares, to make, or make available, any such allotment, offer, option or Shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate Class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any Class or series of preferred shares, no vote of the holders of preferred shares or ordinary shares shall be a prerequisite to the issuance of any Shares of any Class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and these Articles.

8.      The Company shall not issue Shares to bearer.

9.      The Company may in connection with the issue of any Shares exercise all powers of paying commissions and brokerage conferred or permitted by the Law. Such commissions and brokerage may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other.

10.    The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

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FRACTIONAL SHARES

11.    The Company shall not issue fractional Shares or register the transfer of fractions of a Share.

REGISTER OF MEMBERS

12.    The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

13.    For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) calendar days. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members, the Register of Members shall be closed for at least ten (10) calendar days immediately preceding the meeting and the record date for such determination shall be the date of closure of the Register of Members.

14.    In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or in order to make a determination of Members for any other purpose.

15.    If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

SHAREHOLDER PROPOSAL REQUEST

16.

(a).    Any Shareholder or Shareholders of the Company holding at least the required percentage under the Statute of the voting rights of the Company which entitles such Shareholder(s) to require the Company to include a matter on the agenda of a general meeting (the “Proposing Shareholder(s)”) may request, subject to the Statute, that the Board of Directors include a matter on the agenda of a general meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a general meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a general meeting, notice of the Proposal Request must be timely delivered in accordance with applicable Law, and the Proposal Request must comply with the requirements of these Articles (including this Article 16) and any applicable Law and Designated Stock Exchange Rules. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, and received by the Secretary (or, in the absence thereof, by the chief executive officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable Law. The announcement of an adjournment or postponement of a general meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable Law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the Person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a general meeting, all information related to such matter, the reason that such matter is proposed to be brought before the general meeting, the complete text

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of the resolution that the Proposing Shareholder proposes to be voted upon at the general meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Statute and any other applicable law and Designated Stock Exchange Rules to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a general meeting, as the Board of Directors may reasonably require.

(b).   A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its Affiliates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any Class or series of Shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or Share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its Affiliates, with respect to any Shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, share appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such Class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(c).    The information required pursuant to this Article shall be updated as of (i) the record date of the general meeting, (ii) five Business Days before the general meeting, and (iii) as of the general meeting, and any adjournment or postponement thereof.

(d).   The provisions of Articles 16(a) and 16(b) shall apply, mutatis mutandis, to any matter to be included on the agenda of a general meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Statute.

(e).    Notwithstanding anything to the contrary herein, this Article 16 may only be amended, replaced or suspended by a resolution adopted at a general meeting by a majority together holding not less than seventy-five percent (75%) of the total voting power of the Shareholders.

SHARE CERTIFICATES

17.    A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other Person authorized by the Directors. The Directors may authorize certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

18.    No certificate shall be issued representing Shares of more than one Class.

19.    The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one Person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

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20.    Every share certificate of the Company shall bear legends required under the applicable Laws, including the Securities Act.

21.    Share certificates shall be issued within the relevant time limit as prescribed by the Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

22.    (1) Upon every transfer of Shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the Shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the Shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2) The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

23.    If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

REDEMPTION

24.    Subject to the provisions of the Statute and these Articles, the Company may:

(f).    issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by the Board;

(g).   purchase its own Shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the Board, or are otherwise authorized by these Articles; and

(h).   make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

25.    The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable Law and any other contractual obligations of the Company.

26.    The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

27.    The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

28.    The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a treasury share. The Directors may determine to cancel a treasury share or transfer a treasury share on such terms as they think proper (including, without limitation, for nil consideration).

NON RECOGNITION OF TRUSTS

29.    The Company shall not be bound by or compelled to recognize in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

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LIEN ON SHARES

30.    The Company shall have a first and paramount Lien on all Shares (whether fully paid- up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other Person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s Lien thereon. The Company’s Lien on a Share shall also extend to any amount payable in respect of that Share.

31.    The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a Lien, if a sum in respect of which the Lien exists is presently payable, and is not paid within fourteen (14) calendar days after notice has been given to the holder of the Shares, or to the Person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

32.    To give effect to any such sale, the Directors may authorize any Person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

33.    The net proceeds of such sale after deduction of expenses, fees and commission incurred by the Company shall be applied in payment of such part of the amount in respect of which the Lien exists as is presently payable and any residue shall (subject to a like Lien for sums not presently payable as existed upon the Shares before the sale) be paid to the Person entitled to the Shares at the date of the sale.

CALLS ON SHARES

34.    Subject to these Articles and the terms of the allotment and issue of any Shares, the Directors may from time to time make calls upon the Members in respect of any monies due and payable but unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by installments. A Person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

35.    A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

36.    The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

37.    If a call remains unpaid after it has become due and payable, the Person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest in whole or in part.

38.    An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and, if it is not paid, all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

39.    The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

40.    The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance. No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

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FORFEITURE OF SHARES

41.    If a call remains unpaid after it has become due and payable, the Directors may give to the Person from whom it is due not less than fourteen (14) calendar days’ notice requiring payment of the amount unpaid together with any interest, which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with, the Shares in respect of which the call was made will be liable to be forfeited.

42.    If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

43.    A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any Person, the Directors may authorize some Person to execute an instrument of transfer of the Share in favor of that Person.

44.    A Person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

45.    A certificate in writing under the hand of one Director of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all Persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the Person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

46.    The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

47.    Subject to these Articles, any Member may transfer all or any of his Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

48.    The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Member until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

49.    The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any Share (not being a fully paid up share) to a Person of whom it does not approve, or any Share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists.

50.    The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a Lien. The Directors may also decline to register any transfer of any Share unless:

(a).    the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

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(b).   the instrument of transfer is in respect of only one Class of Shares;

(c).    the instrument of transfer is properly stamped, if required;

(d).   in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(e).    a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

51.    The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the Register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than thirty (30) calendar days in any calendar year.

52.    All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within two calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

53.    If a Member dies, the survivor or survivors where he was a joint holder, and his legal Personal representatives where he was a sole holder, shall be the only Persons recognized by the Company as having any title to his interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share, which had been jointly held by him. Any Person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some Person nominated by him as the transferee. If he elects to become the holder, he shall give notice to the Company to that effect, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before the death or bankruptcy or liquidation or dissolution of that Member, as the case may be.

54.    If the Person so becoming entitled shall elect to be registered himself as holder, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

55.    A Person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company and the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to have some other Person nominated by him become the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before the death or bankruptcy or liquidation or dissolution of such Member or in any other case than by transfer, as the case may be). If the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

AMENDMENTS OF MEMORANDUM AND ARTICLES AND ALTERATION OF CAPITAL

56.    Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Ordinary Resolution:

(a).    increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b).   consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

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(c).    divide its Shares into several Classes and without prejudice to any special rights previously conferred on the holders of existing Shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a Class of Shares has been authorized by the Company, no resolution of the Company in general meeting is required for the issuance of Shares of that Class and the Directors may issue Shares of that Class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues Shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes Shares with different voting rights, the designation of each Class of Shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d).   subdivide its Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value (subject, nevertheless, to the Law), and may by such resolution determine that, as between the holders of the Shares resulting from such sub-division, one or more of the Shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new Shares; and

(e).    cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares, without par value, diminish the number of shares into which its capital is divided.

57.    All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of these Articles with reference to the payment of calls, Liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the preceding Article and in particular but without prejudice to the generality of the foregoing may arrange for the sale of the Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some Person to transfer the Shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

58.    Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Special Resolution:

(a).    change its name;

(b).   alter, amend or add to these Articles;

(c).    alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d).   reduce its share capital and any capital redemption reserve fund in any manner authorized by Law.

SHARE RIGHTS

59.    Subject to the provisions of applicable Law, Designated Stock Exchange Rules, the Memorandum and these Articles and to any special rights conferred on the holders of any Shares or Class of Shares, any Share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

60.    Subject to the provisions of applicable Law and these Articles, any preferred shares may be issued or converted into Shares that, at a determinable date or at the option of the Company or the holder if so authorized by the Memorandum, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by Special Resolution of the Members determine. Where the Company purchases for redemption

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a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases. If purchases are by tender, tenders shall comply with applicable Law.

61.    The rights and restrictions attaching to the Ordinary Shares are as follows:

(a).    Income.

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b).   Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of Shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the Shares of the Company).

(c).    Attendance at General Meetings and Voting

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Each Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company.

VARIATION OF RIGHTS OF SHARES

62.    Subject to the provisions of these Articles, if at any time the share capital of the Company is divided into different Classes, the rights attached to any Class (unless otherwise provided by the terms of issue of the Shares of that Class) may, whether or not the Company is being wound up, be varied, modified or abrogated with the consent in writing of the holders of a majority of the issued Shares of that Class, or with the sanction of an Ordinary Resolution passed at a general meeting of the holders of the Shares of that Class.

63.    The provisions of these Articles relating to general meetings shall apply to every Class meeting of the holders of one Class of Shares except that the necessary quorum shall be one Person holding or representing by proxy at least one-third (1/3) of the issued Shares of the Class and that any holder of Shares of the Class present in person or by proxy may demand a poll.

64.    Subject to the provisions of the Articles, the rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that Class, be deemed to be varied by the creation or issue of further Shares ranking pari passu with or subsequent to the Shares of that Class or the redemption or purchase of any Shares of any Class by the Company, and the rights of the holders of Shares shall not be deemed to be varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

REGISTERED OFFICE

65.    Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

66.    All general meetings other than annual general meetings shall be called extraordinary general meetings.

67.    The Company may, but shall not (unless required by the Statute) be obliged to hold a general meeting in each calendar year as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

68.    The Chairman or a majority of the Directors may call general meetings, and they shall on a Member’s requisition forthwith proceed to convene an extraordinary general meeting of the Company.

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69.    A Members’ requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares entitled to vote at general meetings of the Company.

70.    The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

71.    If there are no Directors as at the date of the deposit of a Members’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of such requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one- half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

72.    A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

73.    At least fifteen (15) calendar days’ notice shall be given of any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a).    in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

(b).   in the case of an extraordinary general meeting, by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than seventy-five percent (75%) in voting rights of the Shares giving that right.

74.    The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any Person entitled to receive notice shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

75.    No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Two or more holders of Shares which carry not less than one-half of all votes attaching to Shares in issue and entitled to vote at such genral meeting, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorised representative, shall constitute a quorum; unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorized representative or proxy.

76.    A Person may participate at a general meeting by telephone or other similar communications equipment by means of which all the Persons participating in such meeting can communicate with each other. Participation by a Person in a general meeting in this manner is treated as presence in Person at that meeting.

77.    A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

78.    If a quorum is not present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be present, the meeting shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour

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from the time appointed for the meeting, the Members constituting a majority of the outstanding share capital of the Company (calculated on an as- converted basis) shall be a quorum and may transact the business for which the meeting was called, provided, that, such present Members shall only discuss and/or approve the matters as described in the meeting notice delivered in accordance with these Articles.

79.    The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen (15) minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

80.    If no Director is willing to act as chairman or if no Director is present within fifteen (15) minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

81.    The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

82.    A resolution put to the vote of the meeting shall be decided on the vote of the requisite majority pursuant to a poll of the Members. Unless otherwise required by the Statute or these Articles, such requisite majority shall be a simple majority of votes that are able to be cast.

83.    The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Members in accordance with these Articles, for any reason or for no reason, upon notice in writing to Members. A postponement may be for a stated period of any length or indefinitely as the Directors may determine. Notice of the business to be transacted at such postponed general meeting shall not be required. If a general meeting is postponed in accordance with this Article, the appointment of a proxy will be valid if it is received as required by these Articles not less than 48 hours before the time appointed for holding the postponed meeting.

VOTES OF MEMBERS

84.    Subject to any rights and restrictions for the time being attached to any Share, every Member present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of the Company, have one (1) vote for each Ordinary Share of which he is the holder.

85.    In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

86.    Shares carrying the right to vote that are held by a Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may be voted by his committee, receiver, curator bonis, or other Person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other Person may vote by proxy.

87.    No Person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a Class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

88.    No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

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89.    Votes may be cast either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. All resolutions shall be determined by poll and not on a show of hands. An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

90.    A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

PROXIES

91.    The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, under the hand of an officer or attorney duly authorized for that purpose. A proxy need not be a Member of the Company.

92.    The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a).    not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the Person named in the instrument proposes to vote; or

(b).   in the case of a poll taken more than forty-eight (48) hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than twenty-four (24) hours before the time appointed for the taking of the poll; or

(c).    where the poll is not taken forthwith but is taken not more than forty-eight (48) hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

93.    The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to confer authority to demand or join or concur in demanding a poll.

94.    Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES

95.    Any corporation or other non-natural person which is a Member or a Director may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

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SHARES THAT MAY NOT BE VOTED

96.    Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

DEPOSITARY AND CLEARING HOUSES

97.    If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Members provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization.

DIRECTORS

98.    Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than five (5) Directors, and there shall be no maximum number of Directors.

99.    The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors, save and except that if the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, or if the Chairman is unable or unwilling to act as the chairman of a meeting of the Board of Directors, the attending Directors may choose one of their number to be the chairman of the meeting.

100.  The Company may by Special Resolution appoint any Person to be a Director.

101.  The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any Person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

102.  A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated.

103.  A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

104.  A Director may be removed from office by Special Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Special Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

105.  The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

106.  The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

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107.  Subject to applicable Law, Designated Stock Exchange Rules and these Articles, the Board may establish any committee of the Board as the Board shall deem appropriate from time to time, and committees of the Board shall have the rights, powers and privileges granted to such committees by the Board from time to time.

POWERS AND DUTIES OF DIRECTORS

108.  Subject to the provisions of the Statute, the Memorandum and these Articles and to any directions given by Special Resolution, the business and affairs of the Company shall be conducted as directed by the Board of Directors of the Company. The Board shall have all such powers and authorities, and may do all such acts and things, to the maximum extent permitted by applicable Law, the Memorandum and these Articles. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

109.  The Board may, from time to time, and except as required by applicable Law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

110.  Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

111.  The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

112.  The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

113.  The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

114.  The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

115.  The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

116.  The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise

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the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

117.  Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

118.  The Directors may from time to time at their discretion exercise all the powers of the Company to borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities, whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION OF DIRECTORS

119.  The office of a Director shall be vacated if:

(a).    he gives notice in writing to the Company that he resigns the office of Director;

(b).   he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c).    is prohibited by any applicable Law or Designated Stock Exchange Rules from being a Director;

(d).   he is found to be or becomes of unsound mind; or

(e).    is removed from office pursuant to any other provision of these Articles.

MEETINGS OF THE BOARD OF DIRECTORS

120.  The Board shall meet at such times and in such places as the Board shall designate from time to time. A meeting of the Board may be called by any Director on no less than five (5) calendar days’ prior written notice of the time, place and agenda of the meeting. Subject to these Articles, questions arising at any meeting shall be decided by a majority of votes of the Directors present at a meeting at which there is a quorum, with each having one (1) vote and in case of an equality of votes, the Chairman shall have a second or casting vote.

121.  A Director may participate in any meeting of the Board or of any committee of the Board by means of video conference, teleconference or other similar communications equipment by means of which all Persons participating in the meeting can hear each other and such participation shall constitute such Director’s presence in person at the meeting.

122.  The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the presence of two (2) Directors then in office shall constitute a quorum. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

123.  If a quorum is not present at any duly called meeting, such meeting may be adjourned to a time no earlier than forty-eight (48) hours after written notice of such adjournment has been given to the Directors. The Directors present at such adjourned meeting shall constitute a quorum, provided that the Directors present at such adjourned meeting may only discuss and/or approve the matters as described in the meeting notice delivered to the Directors in accordance with Article 120.

124.  A resolution in writing (in one or more counterparts), signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee, as the case may be, duly convened and held. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

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125.  Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

126.  A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

127.  All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

128.  The Company shall pay all fees, charges and expenses (including travel and related expenses) incurred by each Director in connection with: (i) attending the meetings of the Board and all committees thereof (if any) and (ii) conducting any other Company business requested by the Company.

PRESUMPTION OF ASSENT

129.  A Director who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the Person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such Person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIRECTORS’ INTERESTS

130.  A Director may:

(a).    hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b).   act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c).    continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

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Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable Law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

131.  Subject to applicable Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 132 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7.B. of Form 20-F promulgated by the Commission, shall require the approval of the Audit Committee.

132.  A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a).    he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b).   he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified Person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

133.  Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable Law or the Designated Stock Exchange Rules, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

MINUTES

134.  The Directors shall cause minutes to be made for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any Class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

135.  When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

ALTERNATE DIRECTORS

136.  Any Director (other than an alternate Director) may by writing appoint any other Director, or any other Person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

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137.  An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

138.  An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

139.  Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

140.  An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

AUDIT COMMITTEE

141.  Without prejudice to the freedom of the Directors to establish any other committees, for so long as the Shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the charter of the Audit Committee, the Designated Stock Exchange Rules and the rules and regulations of the Commission.

NO MINIMUM SHAREHOLDING

142.  The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed, a Director is not required to hold Shares.

SEAL

143.  The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorized by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one Person who shall be either a Director or some officer or other Person appointed by the Directors for the purpose.

144.  The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

145.  A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

146.  Subject to the Statute and these Articles any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.

147.  Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

148.  The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

149.  The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and fix the value for distribution of such specific assets or any part thereof and may

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determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

150.  Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such Person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the Person to whom it is sent. Any one of three or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

151.  If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

152.  No dividend or distribution shall bear interest against the Company.

153.  Any dividend which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date of declaration of such dividend may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend shall remain as a debt due to the Member. Any dividend which remains unclaimed after a period of six (6) years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

CAPITALIZATION

154.  Subject to applicable Law, the Directors may:

(a).    resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution;

(b).   appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)     paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)    paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

(c).    make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d).   authorise a Person to enter (on behalf of all the Members concerned) into an agreement with the Company providing for either:

(i)     the allotment to the Members respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)    the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Members; and

(e).    generally do all acts and things required to give effect to the resolution.

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155.  Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a).    employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or the Members;

(b).   any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom Shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or Members; or

(c).    the holders of warrants issued by the Company upon the cashless exercise of such warrant in accordance with the terms thereof.

BOOKS OF ACCOUNT

156.  The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

157.  The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Statute or authorized by the Directors or by the Company in general meeting.

158.  The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by the Law.

AUDIT

159.  Subject to applicable Law and Designated Stock Exchange Rules, the Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors.

160.  The remuneration of the Auditor shall be determined by the Audit Committee or, in the absence of such an Audit Committee, by the Board.

161.  If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

162.  Auditors of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditors.

163.  Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment and at any time during their term of office upon request of the Directors or any general meeting of the Members.

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164.  The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

SHARE PREMIUM ACCOUNT

165.  The Directors shall in accordance with the Statute establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

166.  There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Statute, out of capital.

NOTICES

167.  Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Member either personally, or by posting it by airmail or by a recognized courier service in a prepaid letter addressed to such Member at his address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Member may have specified in writing for the purpose of such service of notices, or, to the extent permitted by applicable Law, by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

168.  Any notice or other document, if served by:

(a).    post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b).   facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c).    recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d).   electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e).    placing it on the Company’s Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company’s Website.

169.  Any Members present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

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170.  A notice may be given by the Company to the Person or Persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the Persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

171.  Notice of every general meeting shall be given in any manner hereinbefore authorized to every Person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every Person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other Person shall be entitled to receive notices of general meetings.

INFORMATION

172.  No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

173.  The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

WINDING UP

174.  If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different Classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

175.  If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

INDEMNITY

176.  Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s Auditors) and the personal representatives of the same (each, an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

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FINANCIAL YEAR

177.  Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year.

DISCLOSURE

178.  The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

TRANSFER BY WAY OF CONTINUATION

179.  The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATIONS

180.  The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

Annex A-147

Annex A-1

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on ____________ between Chenghe Acquisition Co. (the “Surviving Company”) and SEMILUX LTD. (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the sole director of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement dated July 21, 2023 and made among SEMILUX INTERNATIONAL LTD., Taiwan Color Optics, Inc., the Surviving Company and the Merging Company (the “Business Combination Agreement”) a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1            The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2            The surviving company (as defined in the Statute) is the Surviving Company, which shall change its name to “SEMILUX LTD.”.

3            The registered office of the Surviving Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4            Immediately prior to the Effective Time (as defined below), the share capital of the Surviving Company will be US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each (the “SPAC Class A Shares”), 50,000,000 Class B ordinary shares of a par value of US$0.0001 each (the “SPAC Class B Shares”) and 5,000,000 preference shares of a par value of US$0.0001 each (the “SPAC Preference Shares”) and the Surviving Company will have SPAC Class A Shares and 2,875,000 SPAC Class B Shares in issue and no SPAC Preference Shares in issue.

5            Immediately prior to the Effective Time (as defined below), the share capital of the Merging Company will be US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each and the Merging Company will have 10,000 shares in issue.

6            The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Time”).

7            The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Business Combination Agreement.

8            At the Effective Time, the rights and restrictions attaching to the shares in the Surviving Company are set out in the Second Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

Annex A-1-1

9            Upon the Effective Time,

9.1         the authorised share capital of the Surviving Company be varied by the re-designation of all the authorised issued and unissued SPAC Class A Shares, SPAC Class B Shares and SPAC Preference Shares as ordinary shares of US$0.0001 par value each (the “Re-designation”); and

9.2         immediately following the Re-designation, the authorised share capital of the Surviving Company be decreased by the cancellation of authorised but unissued 55,000,000 ordinary shares of US$0.0001 par value each, such that the authorised share capital of the Surviving Company shall be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each.

10          The Amended and Restated Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto at the Effective Time.

11          At the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Merging Company and the Surviving Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of the Merging Company and the Surviving Company set forth in the Business Combination Agreement to be performed after the Effective Time.

12          There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

13          The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

14          The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

15          The names and addresses of each director of the surviving company (as defined in the Statute) are:

15.1                ; and

15.2                .

16          This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

17          This Plan of Merger has been authorised by the shareholders of each of the Surviving Company and the Merging Company pursuant to section 233(6) of the Statute.

18          At any time prior to the Effective Time, this Plan of Merger may be:

18.1       terminated by the board of directors of either the Surviving Company or the Merging Company;

18.2       amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)         change the Effective Time provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)         effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

19          This Plan of Merger may be executed in counterparts.

20          This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

Annex A-1-2

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by ________________________	)
Duly authorised for	)
and on behalf of	)	Director
Chenghe Acquisition Co.	)
SIGNED by CHANG YUNG PENG	)
Duly authorised for	)
and on behalf of	)	Director
SEMILUX LTD.	)

Annex A-1-3

Annexure 1

Business Combination Agreement

Annex A-1-4

Annexure 2

Second Amended and Restated Memorandum and Articles of Association of the Surviving Company

Annex A-1-5

Annex B

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES

OF

ASSOCIATION

OF

___________________________________________________________________

SEMILUX INTERNATIONAL LTD.

___________________________________________________________________

(Adopted pursuant to a special resolution passed on ____________ and effective on ____________)

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

SEMILUX INTERNATIONAL LTD.

(Adopted pursuant to a special resolution passed on ____________ and effective on ____________)

1.           The name of the Company is SEMILUX INTERNATIONAL LTD..

2.           The registered office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may determine.

3.           The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.           The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.           The authorized share capital of the Company is US$            divided into            Ordinary Shares of par value of US$0.0001 each1. Subject to the Statute and these Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

6.           The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.           Capitalized terms that are not defined in this Amended and Restated Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

____________

1     Note to Draft: To be updated based on the Subdivision Factor prior to closing.

Annex B-1

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

SEMILUX INTERNATIONAL LTD.

(Adopted pursuant to a special resolution passed on ____________, and effective on ____________)

INTERPRETATION

1.      In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”

means, with respect to any specified Person, any other Person who directly or indirectly Controls, is Controlled by, or is under common Control with such specified Person, provided. With respect to any Person who is a natural Person, such Person’s Affiliates shall also include his or her Immediate Family Members and their respective Affiliates;

“Articles”	means these articles of association of the Company, as amended and altered from time to time by Special Resolutions;
“Audit Committee”	means the audit committee of the Company formed by the Board pursuant to Article 141 hereof, or any successor audit committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any);
“Board” and “Board of Directors”	means the board of directors of the Company;
“Business Day”

means any day other than a Saturday, Sunday or other day on which commercial banking institutions in Hong Kong, New York, the Cayman Islands or Taiwan are authorized or required by Law or executive order to close;

“Chairman”	means the chairman of the Board of Directors;
“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;
“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;
“Company”	means SEMILUX INTERNATIONAL LTD., a Cayman Islands exempted company;
“Company’s Website”

means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company in connection or which has otherwise been notified to Members;

“Control”

means, as used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; the terms “Controlled by” and “under common Control with” shall have correlative meanings;

“Designated Stock Exchange”	means any stock exchange in the United States on which any Shares are listed for trading;

Annex B-2

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;
“Directors”	means the directors for the time being of the Company;
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands;
“Government Authority”

means any nation or government or any province or state or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization or national or international stock exchange on which the securities of the applicable Party or its Affiliates are listed;

“Immediate Family Members”

means, with respect to any natural Person, (a) such Person’s spouse, parents, parents-in-law, grandparents, children, grandchildren, siblings and siblings-in-law (in each case whether adoptive or biological), (b) spouses of such Person’s children, grandchildren and siblings (in each case whether adoptive or biological), and (c) estates, trusts, partnerships and other Persons which directly or indirectly through one or more intermediaries are Controlled by the foregoing;

“Law”

means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, measure, notice, circular, opinion or order of any Government Authority, including any rules promulgated by a stock exchange or regulatory body;

“Lien”

means any encumbrance, right, interest or restriction, including any mortgage, judgment lien, materialman’s lien, mechanic’s lien, other lien (statutory or otherwise), charge, security interest, pledge, hypothecation, encroachment, easement, title defect, title retention agreement, voting trust agreement, right of pre-emption, right of first refusal, claim, option, limitation, forfeiture, penalty, equity, adverse interest or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“Member”	has the same meaning as in the Statute;
“Memorandum”	means the memorandum of association of the Company or as amended and altered from time to time by Special Resolutions;
“Ordinary Resolution”

means a resolution passed by a simple majority of the votes cast by the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by these Articles;

“Ordinary Share”	means a Class A ordinary share of par value US$0.0001 each in the share capital of the Company having the rights set out in these Articles;
“Person”	means any individual or any partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity;
“Register of Members”	means the register of Members of the Company maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members;
“Registered Office”	means the registered office for the time being of the Company;
“Seal”	means the common seal of the Company and includes every duplicate seal;

Annex B-3

“Secretary”	means any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary;
“Securities Act”

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share” and “Shares”	means a share in the capital of the Company, and includes an Ordinary Share. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require;
“Shareholder” and “Shareholders”	means shareholder or shareholders of the Company;
“Share Premium Account”	means the share premium account established in accordance with these Articles and the Statute;
“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution;
“Statute”	means the Companies Act (As Revised) of the Cayman Islands;
“US$”	means the lawful money of the United States of America; and
“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

2.      In these Articles:

2.1.   words importing the singular number include the plural number and vice versa;

2.2.   words importing the masculine gender include the feminine gender;

2.3.   words importing persons include corporations as well as any other legal or natural person;

2.4.   references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

2.5.   the word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

2.6.   when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to these Articles, the date that is the reference date in calculating such period shall be excluded;

2.7.   “fully-diluted” or any variation thereof means all of the issued and outstanding Shares, treating the maximum number of Shares issuable under any issued and outstanding convertible securities and all Shares reserved for issuance under any share incentive plan as issued and outstanding;

2.8.   references to “in the ordinary course of business” and comparable expressions mean the ordinary and usual course of business of the relevant party, consistent in all material respects (including nature and scope) with the prior practice of such party;

2.9.   references to “writing,” “written” and comparable expressions include any mode of reproducing words in a legible and nontransitory form including emails and faxes, provided the sender complies with the provision of Article 167;

2.10. the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and/or” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

Annex B-4

2.11. if any payment hereunder would have been, but for this Article, due and payable on a date that is not a Business Day, then such payment shall instead be due and payable on the first Business Day after such date;

2.12. headings are inserted for reference only and shall be ignored in construing these Articles; and

2.13. Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

SHARE CAPITAL

3.      The authorized share capital of the Company is US$            divided into            Ordinary Shares of par value of US$0.0001 each.

4.      Subject to the Statute, the Memorandum and these Articles and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own Shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

SHARES

5.      Subject to the Law, these Articles and, where applicable, the Designated Stock Exchange Rules (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may in their absolute discretion and without the approval of the Members, cause the Company to:

(a).    allot, issue, grant options over or otherwise dispose of Shares with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper;

(b).   grant rights over Shares or other securities to be issued in one or more Classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c).    issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class of Shares or securities in the capital of the Company on such terms as it may from time to time determine.

6.      The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue from time to time, out of the authorized share capital of the Company, preferred shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors may by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a).    the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b).   whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

Annex B-5

(c).    the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any Shares of any other Class or any other series of Shares;

(d).   whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e).    whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of Shares of any other Class or any other series of Shares;

(f).    whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g).   whether the preferred shares of such series shall be convertible into, or exchangeable for, Shares of any other Class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h).   the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing Shares or Shares of any other Class of Shares or any other series of preferred shares;

(i).    the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other Class of Shares or any other series of preferred shares; and

(j).    any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

7.      Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of Shares, to make, or make available, any such allotment, offer, option or Shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate Class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any Class or series of preferred shares, no vote of the holders of preferred shares or ordinary shares shall be a prerequisite to the issuance of any Shares of any Class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and these Articles.

8.      The Company shall not issue Shares to bearer.

9.      The Company may in connection with the issue of any Shares exercise all powers of paying commissions and brokerage conferred or permitted by the Law. Such commissions and brokerage may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other.

10.    The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

Annex B-6

FRACTIONAL SHARES

11.    The Company shall not issue fractional Shares or register the transfer of fractions of a Share.

REGISTER OF MEMBERS

12.    The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

13.    For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) calendar days. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members, the Register of Members shall be closed for at least ten (10) calendar days immediately preceding the meeting and the record date for such determination shall be the date of closure of the Register of Members.

14.    In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or in order to make a determination of Members for any other purpose.

15.    If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

SHAREHOLDER PROPOSAL REQUEST

16.

(a).    Any Shareholder or Shareholders of the Company holding at least the required percentage under the Statute of the voting rights of the Company which entitles such Shareholder(s) to require the Company to include a matter on the agenda of a general meeting (the “Proposing Shareholder(s)”) may request, subject to the Statute, that the Board of Directors include a matter on the agenda of a general meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a general meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a general meeting, notice of the Proposal Request must be timely delivered in accordance with applicable Law, and the Proposal Request must comply with the requirements of these Articles (including this Article 16) and any applicable Law and Designated Stock Exchange Rules. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, and received by the Secretary (or, in the absence thereof, by the chief executive officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable Law. The announcement of an adjournment or postponement of a general meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable Law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the Person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a general meeting, all information related to such matter, the reason that such matter is proposed to be brought before the general meeting, the complete text

Annex B-7

of the resolution that the Proposing Shareholder proposes to be voted upon at the general meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Statute and any other applicable law and Designated Stock Exchange Rules to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a general meeting, as the Board of Directors may reasonably require.

(b).   A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its Affiliates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any Class or series of Shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or Share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its Affiliates, with respect to any Shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, share appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such Class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(c).    The information required pursuant to this Article shall be updated as of (i) the record date of the general meeting, (ii) five Business Days before the general meeting, and (iii) as of the general meeting, and any adjournment or postponement thereof.

(d).   The provisions of Articles 16(a) and 16(b) shall apply, mutatis mutandis, to any matter to be included on the agenda of a general meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Statute.

(e).    Notwithstanding anything to the contrary herein, this Article 16 may only be amended, replaced or suspended by a resolution adopted at a general meeting by a majority together holding not less than seventy-five percent (75%) of the total voting power of the Shareholders.

SHARE CERTIFICATES

17.    A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other Person authorized by the Directors. The Directors may authorize certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

18.    No certificate shall be issued representing Shares of more than one Class.

19.    The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one Person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

Annex B-8

20.    Every share certificate of the Company shall bear legends required under the applicable Laws, including the Securities Act.

21.    Share certificates shall be issued within the relevant time limit as prescribed by the Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

22.    (1) Upon every transfer of Shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the Shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the Shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2) The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

23.    If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

REDEMPTION

24.    Subject to the provisions of the Statute and these Articles, the Company may:

(f).    issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by the Board;

(g).   purchase its own Shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the Board, or are otherwise authorized by these Articles; and

(h).   make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

25.    The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable Law and any other contractual obligations of the Company.

26.    The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

27.    The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

28.    The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a treasury share. The Directors may determine to cancel a treasury share or transfer a treasury share on such terms as they think proper (including, without limitation, for nil consideration).

NON RECOGNITION OF TRUSTS

29.    The Company shall not be bound by or compelled to recognize in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

Annex B-9

LIEN ON SHARES

30.    The Company shall have a first and paramount Lien on all Shares (whether fully paid- up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other Person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s Lien thereon. The Company’s Lien on a Share shall also extend to any amount payable in respect of that Share.

31.    The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a Lien, if a sum in respect of which the Lien exists is presently payable, and is not paid within fourteen (14) calendar days after notice has been given to the holder of the Shares, or to the Person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

32.    To give effect to any such sale, the Directors may authorize any Person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

33.    The net proceeds of such sale after deduction of expenses, fees and commission incurred by the Company shall be applied in payment of such part of the amount in respect of which the Lien exists as is presently payable and any residue shall (subject to a like Lien for sums not presently payable as existed upon the Shares before the sale) be paid to the Person entitled to the Shares at the date of the sale.

CALLS ON SHARES

34.    Subject to these Articles and the terms of the allotment and issue of any Shares, the Directors may from time to time make calls upon the Members in respect of any monies due and payable but unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by installments. A Person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

35.    A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

36.    The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

37.    If a call remains unpaid after it has become due and payable, the Person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest in whole or in part.

38.    An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and, if it is not paid, all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

39.    The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

40.    The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance. No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

Annex B-10

FORFEITURE OF SHARES

41.    If a call remains unpaid after it has become due and payable, the Directors may give to the Person from whom it is due not less than fourteen (14) calendar days’ notice requiring payment of the amount unpaid together with any interest, which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with, the Shares in respect of which the call was made will be liable to be forfeited.

42.    If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

43.    A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any Person, the Directors may authorize some Person to execute an instrument of transfer of the Share in favor of that Person.

44.    A Person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

45.    A certificate in writing under the hand of one Director of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all Persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the Person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

46.    The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

47.    Subject to these Articles, any Member may transfer all or any of his Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

48.    The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Member until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

49.    The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any Share (not being a fully paid up share) to a Person of whom it does not approve, or any Share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists.

50.    The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a Lien. The Directors may also decline to register any transfer of any Share unless:

(a).    the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

Annex B-11

(b).   the instrument of transfer is in respect of only one Class of Shares;

(c).    the instrument of transfer is properly stamped, if required;

(d).   in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(e).    a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

51.    The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the Register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than thirty (30) calendar days in any calendar year.

52.    All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within two calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

53.    If a Member dies, the survivor or survivors where he was a joint holder, and his legal Personal representatives where he was a sole holder, shall be the only Persons recognized by the Company as having any title to his interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share, which had been jointly held by him. Any Person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some Person nominated by him as the transferee. If he elects to become the holder, he shall give notice to the Company to that effect, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before the death or bankruptcy or liquidation or dissolution of that Member, as the case may be.

54.    If the Person so becoming entitled shall elect to be registered himself as holder, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

55.    A Person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company and the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to have some other Person nominated by him become the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before the death or bankruptcy or liquidation or dissolution of such Member or in any other case than by transfer, as the case may be). If the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

AMENDMENTS OF MEMORANDUM AND ARTICLES AND ALTERATION OF CAPITAL

56.    Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Ordinary Resolution:

(a).    increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b).   consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

Annex B-12

(c).    divide its Shares into several Classes and without prejudice to any special rights previously conferred on the holders of existing Shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a Class of Shares has been authorized by the Company, no resolution of the Company in general meeting is required for the issuance of Shares of that Class and the Directors may issue Shares of that Class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues Shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes Shares with different voting rights, the designation of each Class of Shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d).   subdivide its Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value (subject, nevertheless, to the Law), and may by such resolution determine that, as between the holders of the Shares resulting from such sub-division, one or more of the Shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new Shares; and

(e).    cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares, without par value, diminish the number of shares into which its capital is divided.

57.    All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of these Articles with reference to the payment of calls, Liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the preceding Article and in particular but without prejudice to the generality of the foregoing may arrange for the sale of the Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some Person to transfer the Shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

58.    Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Special Resolution:

(a).    change its name;

(b).   alter, amend or add to these Articles;

(c).    alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d).   reduce its share capital and any capital redemption reserve fund in any manner authorized by Law.

SHARE RIGHTS

59.    Subject to the provisions of applicable Law, Designated Stock Exchange Rules, the Memorandum and these Articles and to any special rights conferred on the holders of any Shares or Class of Shares, any Share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

60.    Subject to the provisions of applicable Law and these Articles, any preferred shares may be issued or converted into Shares that, at a determinable date or at the option of the Company or the holder if so authorized by the Memorandum, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by Special Resolution of the Members determine. Where the Company purchases for redemption

Annex B-13

a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases. If purchases are by tender, tenders shall comply with applicable Law.

61.    The rights and restrictions attaching to the Ordinary Shares are as follows:

(a).    Income.

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b).   Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of Shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the Shares of the Company).

(c).    Attendance at General Meetings and Voting

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Each Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company.

VARIATION OF RIGHTS OF SHARES

62.    Subject to the provisions of these Articles, if at any time the share capital of the Company is divided into different Classes, the rights attached to any Class (unless otherwise provided by the terms of issue of the Shares of that Class) may, whether or not the Company is being wound up, be varied, modified or abrogated with the consent in writing of the holders of a majority of the issued Shares of that Class, or with the sanction of an Ordinary Resolution passed at a general meeting of the holders of the Shares of that Class.

63.    The provisions of these Articles relating to general meetings shall apply to every Class meeting of the holders of one Class of Shares except that the necessary quorum shall be one Person holding or representing by proxy at least one-third (1/3) of the issued Shares of the Class and that any holder of Shares of the Class present in person or by proxy may demand a poll.

64.    Subject to the provisions of the Articles, the rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that Class, be deemed to be varied by the creation or issue of further Shares ranking pari passu with or subsequent to the Shares of that Class or the redemption or purchase of any Shares of any Class by the Company, and the rights of the holders of Shares shall not be deemed to be varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

REGISTERED OFFICE

65.    Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

66.    All general meetings other than annual general meetings shall be called extraordinary general meetings.

67.    The Company may, but shall not (unless required by the Statute) be obliged to hold a general meeting in each calendar year as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

68.    The Chairman or a majority of the Directors may call general meetings, and they shall on a Member’s requisition forthwith proceed to convene an extraordinary general meeting of the Company.

Annex B-14

69.    A Members’ requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares entitled to vote at general meetings of the Company.

70.    The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

71.    If there are no Directors as at the date of the deposit of a Members’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of such requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one- half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

72.    A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

73.    At least fifteen (15) calendar days’ notice shall be given of any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a).    in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

(b).   in the case of an extraordinary general meeting, by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than seventy-five percent (75%) in voting rights of the Shares giving that right.

74.    The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any Person entitled to receive notice shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

75.    No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Two or more holders of Shares which carry not less than one-half of all votes attaching to Shares in issue and entitled to vote at such genral meeting, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorised representative, shall constitute a quorum; unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorized representative or proxy.

76.    A Person may participate at a general meeting by telephone or other similar communications equipment by means of which all the Persons participating in such meeting can communicate with each other. Participation by a Person in a general meeting in this manner is treated as presence in Person at that meeting.

77.    A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

78.    If a quorum is not present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be present, the meeting shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour

Annex B-15

from the time appointed for the meeting, the Members constituting a majority of the outstanding share capital of the Company (calculated on an as- converted basis) shall be a quorum and may transact the business for which the meeting was called, provided, that, such present Members shall only discuss and/or approve the matters as described in the meeting notice delivered in accordance with these Articles.

79.    The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen (15) minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

80.    If no Director is willing to act as chairman or if no Director is present within fifteen (15) minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

81.    The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

82.    A resolution put to the vote of the meeting shall be decided on the vote of the requisite majority pursuant to a poll of the Members. Unless otherwise required by the Statute or these Articles, such requisite majority shall be a simple majority of votes that are able to be cast.

83.    The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Members in accordance with these Articles, for any reason or for no reason, upon notice in writing to Members. A postponement may be for a stated period of any length or indefinitely as the Directors may determine. Notice of the business to be transacted at such postponed general meeting shall not be required. If a general meeting is postponed in accordance with this Article, the appointment of a proxy will be valid if it is received as required by these Articles not less than 48 hours before the time appointed for holding the postponed meeting.

VOTES OF MEMBERS

84.    Subject to any rights and restrictions for the time being attached to any Share, every Member present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of the Company, have one (1) vote for each Ordinary Share of which he is the holder.

85.    In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

86.    Shares carrying the right to vote that are held by a Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may be voted by his committee, receiver, curator bonis, or other Person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other Person may vote by proxy.

87.    No Person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a Class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

88.    No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

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89.    Votes may be cast either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. All resolutions shall be determined by poll and not on a show of hands. An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

90.    A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

PROXIES

91.    The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, under the hand of an officer or attorney duly authorized for that purpose. A proxy need not be a Member of the Company.

92.    The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a).    not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the Person named in the instrument proposes to vote; or

(b).   in the case of a poll taken more than forty-eight (48) hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than twenty-four (24) hours before the time appointed for the taking of the poll; or

(c).    where the poll is not taken forthwith but is taken not more than forty-eight (48) hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

93.    The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to confer authority to demand or join or concur in demanding a poll.

94.    Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES

95.    Any corporation or other non-natural person which is a Member or a Director may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

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SHARES THAT MAY NOT BE VOTED

96.    Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

DEPOSITARY AND CLEARING HOUSES

97.    If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Members provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization.

DIRECTORS

98.    Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than five (5) Directors, and there shall be no maximum number of Directors.

99.    The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors, save and except that if the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, or if the Chairman is unable or unwilling to act as the chairman of a meeting of the Board of Directors, the attending Directors may choose one of their number to be the chairman of the meeting.

100.  The Company may by Special Resolution appoint any Person to be a Director.

101.  The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any Person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

102.  A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated.

103.  A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

104.  A Director may be removed from office by Special Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Special Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

105.  The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

106.  The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

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107.  Subject to applicable Law, Designated Stock Exchange Rules and these Articles, the Board may establish any committee of the Board as the Board shall deem appropriate from time to time, and committees of the Board shall have the rights, powers and privileges granted to such committees by the Board from time to time.

POWERS AND DUTIES OF DIRECTORS

108.  Subject to the provisions of the Statute, the Memorandum and these Articles and to any directions given by Special Resolution, the business and affairs of the Company shall be conducted as directed by the Board of Directors of the Company. The Board shall have all such powers and authorities, and may do all such acts and things, to the maximum extent permitted by applicable Law, the Memorandum and these Articles. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

109.  The Board may, from time to time, and except as required by applicable Law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

110.  Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

111.  The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

112.  The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

113.  The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

114.  The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

115.  The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

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116.  The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

117.  Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

118.  The Directors may from time to time at their discretion exercise all the powers of the Company to borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities, whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION OF DIRECTORS

119.  The office of a Director shall be vacated if:

(a).    he gives notice in writing to the Company that he resigns the office of Director;

(b).   he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c).    is prohibited by any applicable Law or Designated Stock Exchange Rules from being a Director;

(d).   he is found to be or becomes of unsound mind; or

(e).    is removed from office pursuant to any other provision of these Articles.

MEETINGS OF THE BOARD OF DIRECTORS

120.  The Board shall meet at such times and in such places as the Board shall designate from time to time. A meeting of the Board may be called by any Director on no less than five (5) calendar days’ prior written notice of the time, place and agenda of the meeting. Subject to these Articles, questions arising at any meeting shall be decided by a majority of votes of the Directors present at a meeting at which there is a quorum, with each having one (1) vote and in case of an equality of votes, the Chairman shall have a second or casting vote.

121.  A Director may participate in any meeting of the Board or of any committee of the Board by means of video conference, teleconference or other similar communications equipment by means of which all Persons participating in the meeting can hear each other and such participation shall constitute such Director’s presence in person at the meeting.

122.  The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the presence of two (2) Directors then in office shall constitute a quorum. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

123.  If a quorum is not present at any duly called meeting, such meeting may be adjourned to a time no earlier than forty-eight (48) hours after written notice of such adjournment has been given to the Directors. The Directors present at such adjourned meeting shall constitute a quorum, provided that the Directors present at such adjourned meeting may only discuss and/or approve the matters as described in the meeting notice delivered to the Directors in accordance with Article 120.

124.  A resolution in writing (in one or more counterparts), signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it

Annex B-20

had been passed at a meeting of the Directors or committee, as the case may be, duly convened and held. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

125.  Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

126.  A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

127.  All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

128.  The Company shall pay all fees, charges and expenses (including travel and related expenses) incurred by each Director in connection with: (i) attending the meetings of the Board and all committees thereof (if any) and (ii) conducting any other Company business requested by the Company.

PRESUMPTION OF ASSENT

129.  A Director who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the Person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such Person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIRECTORS’ INTERESTS

130.  A Director may:

(a).    hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b).   act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c).    continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid

Annex B-21

notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable Law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

131.  Subject to applicable Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 132 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7.B. of Form 20-F promulgated by the Commission, shall require the approval of the Audit Committee.

132.  A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a).    he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b).   he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified Person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

133.  Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable Law or the Designated Stock Exchange Rules, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

MINUTES

134.  The Directors shall cause minutes to be made for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any Class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

135.  When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

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ALTERNATE DIRECTORS

136.  Any Director (other than an alternate Director) may by writing appoint any other Director, or any other Person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

137.  An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

138.  An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

139.  Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

140.  An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

AUDIT COMMITTEE

141.  Without prejudice to the freedom of the Directors to establish any other committees, for so long as the Shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the charter of the Audit Committee, the Designated Stock Exchange Rules and the rules and regulations of the Commission.

NO MINIMUM SHAREHOLDING

142.  The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed, a Director is not required to hold Shares.

SEAL

143.  The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorized by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one Person who shall be either a Director or some officer or other Person appointed by the Directors for the purpose.

144.  The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

145.  A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

146.  Subject to the Statute and these Articles any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.

147.  Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

148.  The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

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149.  The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

150.  Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such Person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the Person to whom it is sent. Any one of three or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

151.  If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

152.  No dividend or distribution shall bear interest against the Company.

153.  Any dividend which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date of declaration of such dividend may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend shall remain as a debt due to the Member. Any dividend which remains unclaimed after a period of six (6) years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

CAPITALIZATION

154.  Subject to applicable Law, the Directors may:

(a).    resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution;

(b).   appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)     paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)    paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

(c).    make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d).   authorise a Person to enter (on behalf of all the Members concerned) into an agreement with the Company providing for either:

(i)     the allotment to the Members respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

Annex B-24

(ii)    the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Members; and

(e).    generally do all acts and things required to give effect to the resolution.

155.  Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a).    employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or the Members;

(b).   any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom Shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or Members; or

(c).    the holders of warrants issued by the Company upon the cashless exercise of such warrant in accordance with the terms thereof.

BOOKS OF ACCOUNT

156.  The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

157.  The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Statute or authorized by the Directors or by the Company in general meeting.

158.  The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by the Law.

AUDIT

159.  Subject to applicable Law and Designated Stock Exchange Rules, the Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors.

160.  The remuneration of the Auditor shall be determined by the Audit Committee or, in the absence of such an Audit Committee, by the Board.

161.  If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

162.  Auditors of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditors.

Annex B-25

163.  Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment and at any time during their term of office upon request of the Directors or any general meeting of the Members.

164.  The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

SHARE PREMIUM ACCOUNT

165.  The Directors shall in accordance with the Statute establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

166.  There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Statute, out of capital.

NOTICES

167.  Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Member either personally, or by posting it by airmail or by a recognized courier service in a prepaid letter addressed to such Member at his address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Member may have specified in writing for the purpose of such service of notices, or, to the extent permitted by applicable Law, by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

168.  Any notice or other document, if served by:

(a).    post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b).   facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c).    recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d).   electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e).    placing it on the Company’s Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company’s Website.

169.  Any Members present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

Annex B-26

170.  A notice may be given by the Company to the Person or Persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the Persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

171.  Notice of every general meeting shall be given in any manner hereinbefore authorized to every Person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every Person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other Person shall be entitled to receive notices of general meetings.

INFORMATION

172.  No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

173.  The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

WINDING UP

174.  If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different Classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

175.  If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

INDEMNITY

176.  Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s Auditors) and the personal representatives of the same (each, an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Annex B-27

FINANCIAL YEAR

177.  Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year.

DISCLOSURE

178.  The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

TRANSFER BY WAY OF CONTINUATION

179.  The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATIONS

180.  The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

Annex B-28

Annex C

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of July 21, 2023 by and among Chenghe Investment Co., a Cayman Islands exempted company limited by shares (the “Sponsor”), Chenghe Acquisition Co., a Cayman Islands exempted company limited by shares (“SPAC”), and Taiwan Color Optics, Inc., a company incorporated and in existence under the Laws of Taiwan with uniform commercial number of 25052644 (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 2,697,562 shares of SPAC Class B Ordinary Shares (such shares, the “Subject Shares”) and 7,750,000 SPAC Private Placement Warrants (such warrants, the “Subject Warrants”);

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, SPAC, the Company, SEMILUX INTERNATIONAL LTD., a Cayman Islands exempted company limited by shares (“CayCo”) and SEMILUX LTD., a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of CayCo (“Merger Sub”), have entered into a Business Combination Agreement (as amended, restated, modified or supplemented from time to time, the “Business Combination Agreement”), dated as of the date hereof;

WHEREAS, CayCo and the Company have delivered to SPAC the fully executed Phase I Restructuring Documents as of the date of this Sponsor Agreement, and CayCo and the Company will conduct and consummate the TCO Restructuring at least one (1) Business Day before the Closing Date;

WHEREAS, upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands, the parties thereto desire to enter into a business combination transaction, whereby immediately after the TCO Restructuring Closing and at the Merger Effective Time, Merger Sub will merge with and into SPAC, the separate corporate existence of Merger Sub will cease and SPAC will be the surviving corporation and a wholly owned subsidiary of CayCo (the “Merger”), and SPAC will change its name to “SEMILUX LTD.”;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS

1.1        Binding Effect of Business Combination Agreement. The Sponsor hereby acknowledges that it has read the Business Combination Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. The Sponsor shall be bound by and comply with Sections 7.7 (No Solicitation by SPAC) and 10.12 (Publicity) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if the Sponsor was an original signatory to the Business Combination Agreement with respect to such provisions.

1.2        New Shares. In the event that (a) any SPAC Ordinary Shares, SPAC Warrants or other equity securities of SPAC are issued to the Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of SPAC Ordinary Shares or SPAC Warrants of, on or affecting the SPAC Ordinary Shares or SPAC Warrants owned by the Sponsor, (b) the Sponsor purchases or otherwise acquires beneficial ownership of any SPAC Ordinary Shares, SPAC Warrants or other equity securities of SPAC after the date of this Sponsor Agreement and prior to the Closing, or (c) the Sponsor acquires the right to vote or share in the voting of any SPAC Ordinary Shares or other equity securities of SPAC after the date of this Sponsor Agreement (such SPAC Ordinary Shares, SPAC Warrants or other equity securities of SPAC, collectively the “New Securities”), then such New Securities acquired or purchased by the Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the SPAC Ordinary Shares or SPAC Warrants owned by the Sponsor as of the date hereof, subject to compliance with applicable Laws of the relevant Governmental Authority.
Annex C-1

1.3        Closing Date Deliverables. On the Closing Date, the Sponsor and other parties thereto shall deliver to SPAC and the Company a duly executed copy of that certain Investor Rights Agreement, by and among SPAC, CayCo, the Sponsor, certain of CayCo’s shareholders or their respective Affiliates, as applicable, in substantially the form attached as Exhibit A to the Business Combination Agreement.

1.4        Sponsor Agreements.

(a)        At any meeting of the shareholders of SPAC, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of SPAC is sought from the date when the Company received the last Taiwan IC Approval until the Closing Date or, if earlier, the termination of the Business Combination Agreement, the Sponsor shall (i) appear at each such meeting or otherwise cause all of its SPAC Ordinary Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its SPAC Ordinary Shares:

(i)        in favor of each SPAC Transaction Proposal;

(ii)       against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the SPAC Transaction Proposals);

(iii)      against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the Business Combination Agreement and the transactions contemplated thereby);

(iv)      against any change in the business, management or board of directors of SPAC (other than in connection with the SPAC Transaction Proposals); and

(v)       against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Sponsor Agreement, the Business Combination Agreement or the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of SPAC under the Business Combination Agreement, (C) result in any of the conditions set forth in Article VIII of the Business Combination Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, SPAC.

The Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b)        The Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of April 27, 2022, by and among the Sponsor, SPAC and certain other parties thereto (the “Voting Letter Agreement”), including the obligations of the Sponsor pursuant to Section 1 therein to not redeem any SPAC Ordinary Shares owned by the Sponsor in connection with the transactions contemplated by the Business Combination Agreement.

(c)        During the period commencing on the date hereof and ending on the earlier of (i) the Merger Effective Time and (ii) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.1 thereof (the earlier of (i) and (ii), the “Expiration Time”), the Sponsor shall not modify or amend any Contract between or among the Sponsor or any Affiliate of the Sponsor (other than SPAC), on the one hand, and SPAC, on the other hand, without the prior written consent of the Company.

1.5        Further Assurances. The Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Merger and the other transactions contemplated by the Business Combination Agreement on the terms and subject to the conditions set forth therein and herein.

1.6        No Inconsistent Agreement. The Sponsor hereby represents and covenants that the Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Sponsor’s obligations hereunder.

Annex C-2

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1        Representations and Warranties of the Sponsor. The Sponsor represents and warrants as of the date hereof to SPAC and the Company as follows:

(a)        Organization; Due Authorization. The Sponsor is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within the Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of the Sponsor. This Sponsor Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the Sponsor.

(b)        Ownership. The Sponsor is, as of the date hereof, the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Subject Shares and Subject Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such SPAC Ordinary Shares or SPAC Warrants (other than transfer restrictions under the Securities Act)) affecting any such SPAC Ordinary Shares or SPAC Warrants, other than Liens pursuant to (i) this Sponsor Agreement, (ii) SPAC’s Governing Documents, (iii) the Business Combination Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. The Subject Shares and Subject Warrants are the only equity securities in SPAC owned of record or beneficially by the Sponsor on the date of this Sponsor Agreement, and none of the Subject Shares or Subject Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares or Subject Warrants, except as provided hereunder and under the Voting Letter Agreement. Other than the Subject Warrants, the Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of SPAC or any equity securities convertible into, or which can be exchanged for, equity securities of SPAC.

(c)        No Conflicts. The execution and delivery of this Sponsor Agreement by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Sponsor or the Subject Shares or Subject Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Sponsor Agreement.

(d)        Litigation. There are no Actions pending against the Sponsor, or to the knowledge of the Sponsor threatened against the Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Sponsor Agreement.

(e)        Brokerage Fees. Except as described on Section 6.14 of the SPAC Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by the Sponsor, for which SPAC or any of its Affiliates may become liable.

(f)        Acknowledgment. The Sponsor understands and acknowledges that each of SPAC and the Company is entering into the Business Combination Agreement in reliance upon the Sponsor’s execution and delivery of this Sponsor Agreement.

Annex C-3

ARTICLE III
MISCELLANEOUS

3.1        Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time, and (b) the written agreement of the Sponsor, SPAC, and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This ARTICLE III shall survive the termination of this Sponsor Agreement.

3.2        Amendment. Subject to applicable Law, this Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by SPAC, the Company, and the Sponsor.

3.3        Waiver. Each provision in this Sponsor Agreement may only be waived by written instrument making specific reference to this Sponsor Agreement signed by the party against whom enforcement of any such provision so waived is sought. No action taken pursuant to this Sponsor Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Sponsor Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

3.4        Notices. All notices and other communications under this Sponsor Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by email (with no automated reply, such as an out-of-office notification, no mail undeliverable notification or other rejection notice), or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses or email addresses (or to such other address or email address as a party may have specified by notice given to the other party pursuant to this provision):

If to SPAC:

Chenghe Acquisition Co.

38 Beach Road #29-11
South Beach Tower
Singapore

Attention:	Richard Qi Li
Email:	richard.li@chenghecap.com

with a copy (which shall not constitute actual or constructive notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, NY, 10020-1095
The United States

Attention:	Joel Rubinstein
Jessica Zhou
Steven Sha
Email:	joel.rubinstein@whitecase.com
jessica.zhou@whitecase.com
steven.sha@whitecase.com

Annex C-4

If to the Company:

Taiwan Color Optics, Inc.
4F., No.32, Keya Rd., Daya Dist., Taichung City, Taiwan

Attention:	Mr. Y.P. Chang, President
Email:	ypchang@tcog.com.tw

with a copy (which shall not constitute actual or constructive notice) to:

Landi Law Firm

Attention:	Mr. Francis Chang
Email:	FC@landilawyer.com.tw

If to the Sponsor:

Chenghe Investment Co.
38 Beach Road #29-11
South Beach Tower
Singapore

Attention:	Richard Qi Li
Email:	richard.li@chenghecap.com

with a copy (which shall not constitute actual or constructive notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, NY, 10020-1095
The United States

Attention:	Joel Rubinstein
Jessica Zhou
Steven Sha
Email:	joel.rubinstein@whitecase.com
jessica.zhou@whitecase.com
steven.sha@whitecase.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

3.5        Assignment. No party hereto shall assign this Sponsor Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Sponsor Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

3.6        Rights of Third Parties. Nothing expressed or implied in this Sponsor Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Sponsor Agreement.

3.7        Governing Law; Jurisdiction. This Sponsor Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Sponsor Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Sponsor Agreement, shall be governed by and construed in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction. All legal proceedings arising under the Laws of the State of New York out of or relating to this Sponsor Agreement shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such legal proceedings, they shall be heard and determined exclusively in the Supreme Court of the State of New York, Commercial Division, sitting in the Borough of Manhattan

Annex C-5

of The City of New York (and any appellate court therefrom). Each of the parties hereto agrees that mailing of process or other papers in connection with any such legal proceedings in the manner provided in Section 3.4 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (i) submits to the exclusive jurisdiction of the aforesaid courts for the purpose of any legal proceeding arising under the Laws of the State of New York out of or relating to this Sponsor Agreement brought by any party hereto, and (ii) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any legal proceeding with respect to this Sponsor Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Sponsor Agreement and the rights and obligations arising hereunder any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 3.7.

3.8        Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SPONSOR AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

3.9        Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

3.10        Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Sponsor Agreement, they shall take any actions necessary to render the remaining provisions of this Sponsor Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Sponsor Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

3.11        Headings; Counterparts. The headings in this Sponsor Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Sponsor Agreement. This Sponsor Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.12        Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Sponsor Agreement in accordance with its specified terms or otherwise breach or threaten to breach such provisions. The parties acknowledge and agree that the parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Sponsor Agreement and to enforce specifically the terms and provisions hereof. Without limiting the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) there is adequate remedy at law, or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Sponsor Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

[Remainder of page intentionally left blank]

Annex C-6

IN WITNESS WHEREOF, the Sponsor, SPAC, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSOR:
CHENGHE INVESTMENT CO.
By:
	Name:	Qi Li
	Title:	Director

[Signature Page to Sponsor Support Agreement]

Annex C-7

SPAC:
CHENGHE ACQUISITION CO.
By:
	Name:	Shibin Wang
	Title:	Chief Executive Officer and Director

[Signature Page to Sponsor Support Agreement]

Annex C-8

COMPANY:
TAIWAN COLOR OPTICS, INC.
By:
	Name:	Chang Yung Peng
	Title:	President

[Signature Page to Sponsor Support Agreement]

Annex C-9

Annex D

SHAREHOLDER SUPPORT AGREEMENT

This Shareholder Support Agreement (this “Agreement”) is dated as of July 21, 2023, by and among Chenghe Acquisition Co., a Cayman Islands exempted company limited by shares (“SPAC”), the Persons set forth on Part I of Schedule I hereto (each, a “Company Shareholder” and, collectively, the “Company Shareholders”), Taiwan Color Optics, Inc., a company incorporated and in existence under the Laws of Taiwan with uniform commercial number of 25052644 (the “Company”), the Persons set forth on Part II of Schedule I hereto (each, a “CayCo Shareholder”, and collectively, the “CayCo Shareholders”, and together with the Company Shareholders, the “Shareholders”) and SEMILUX INTERNATIONAL LTD., a Cayman Islands exempted company limited by shares (“CayCo”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Shareholders and CayCo Shareholders are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of Company Shares or CayCo Ordinary Shares, as applicable, as are indicated opposite each of their names on Schedule I attached hereto (all such Company Shares and CayCo Ordinary Shares, together with any Company Shares or CayCo Ordinary Shares of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Shareholder or CayCo Shareholder during the period from the date hereof through the Expiration Time (as defined below) are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, SPAC, the Company, CayCo and SEMILUX LTD., a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of the CayCo (“Merger Sub”), have entered into a Business Combination Agreement (as amended, restated, modified or supplemented from time to time, together with any letter, schedule, attachment, appendix and exhibit attached or referenced thereto, the “Business Combination Agreement”), dated as of the date hereof;

WHEREAS, CayCo and the Company have delivered to SPAC the fully executed Phase I Restructuring Documents as of the date of this Agreement, and CayCo and the Company will conduct and consummate the TCO Restructuring at least one (1) Business Day before the Closing Date;

WHEREAS, upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands, the parties thereto desire to enter into a business combination transaction, whereby immediately after the TCO Restructuring Closing and at the Merger Effective Time, Merger Sub will merge with and into SPAC, the separate corporate existence of Merger Sub will cease and SPAC will be the surviving corporation and a wholly owned subsidiary of CayCo (the “Merger”), and SPAC will change its name to “SEMILUX LTD.”;

WHEREAS, as a condition and inducement to SPAC’s willingness to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

Annex D-1

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
SHAREHOLDER SUPPORT AGREEMENT; COVENANTS

1.1         Binding Effect of Business Combination Agreement and Company Restructuring Documents.

(a)         Each Shareholder hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. From the date hereof until the Expiration Time, each Shareholder shall be bound by and comply with Sections 7.6 (Exclusivity) and 10.12 (Publicity) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if (i) such Shareholder was an original signatory to the Business Combination Agreement with respect to such provisions, and (ii) each reference to the “Group” or “Company Parties”, as applicable, contained in Section 7.6 of the Business Combination Agreement (other than Section 7.6(i) or Section 7.6(iii) thereof or for purposes of the definition of Acquisition Proposal) also referred to each such Shareholder. For the purposes of this Agreement, “Expiration Time” means the earlier of (x) the Merger Effective Time and (y) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.1 (Termination) thereof.

(b)         Each Company Shareholder hereby acknowledges that the Phase I Restructuring Documents are, and the Phase II Restructuring Documents, when executed, will be, in full force and effect and represent a valid, binding and enforceable obligation of CayCo and the Company Shareholders in connection with the Company Acquisition or the Company Shareholders Subscription.

1.2         No Transfer. During the period commencing on the date hereof and ending on the Expiration Time, each Shareholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Prospectus) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, or (iii) publicly announce any intention to effect any transaction, including the filing of a registration statement, specified in clause (i) or (ii) (clauses (i), (ii) and (iii), collectively, a “Transfer”).

1.3         New Shares. In the event that (a) any Subject Shares or other Securities are issued to a Shareholder after the date of this Agreement pursuant to any distribution of bonus shares, stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares of, on or affecting the Subject Shares owned by such Shareholder, (b) a Shareholder purchases or otherwise acquires beneficial ownership of any Subject Shares or other Securities after the date of this Agreement, or (c) a Shareholder acquires the right to vote or share in the voting of any Subject Shares or other Securities after the date of this Agreement (such Subject Shares or other Securities, the “New Securities”), then such New Securities acquired or purchased by such Shareholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Shareholder as of the date hereof.

1.4         Shareholder Agreements. During the period commencing on the date hereof and ending on the Expiration Time, each Shareholder hereby unconditionally and irrevocably agrees that, at any meeting of the shareholders of the Company and CayCo (or any adjournment or postponement thereof), and in any action by written consent of the shareholders of the Company and CayCo distributed by the board of directors of the Company and CayCo or otherwise undertaken as contemplated by the Business Combination Agreement or the transactions contemplated thereby, such Shareholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and such Shareholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares:

(a)         to approve and adopt the Company Transaction Proposals, and the transactions contemplated therein; including without limitation to any other consent, waiver, approval is required under the Company’s Governing Documents, CayCo’s Governing Documents or under any agreements between the Company or CayCo and their respective shareholders, or otherwise sought with respect to the Business Combination Agreement, the Company Restructuring Documents or the transactions contemplated thereby or the Company Transaction Proposals;

Annex D-2

(b)         in any other circumstances upon which a consent or other approval is required under the Company’s Governing Documents, CayCo’s Governing Documents or under any agreements between the Company or CayCo and their respective shareholders, or otherwise sought with respect to the Business Combination Agreement, the Company Restructuring Documents or the transactions contemplated thereby or the Company Transaction Proposals or the transactions contemplated therein, to vote, consent or approve (or cause to be voted, consented or approved) all of such Shareholder’s Subject Shares held at such time in favor thereof;

(c)         against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company and CayCo (other than the Business Combination Agreement, the Company Restructuring Documents or the other Transaction Agreements and the transactions contemplated thereby);

(d)         against preparation, approval or actions in connection with a public offering of any equity securities of the Group and CayCo, or a newly formed holding company of the Group and CayCo (other than in connection with the Company Transaction Proposals or pursuant to the Business Combination Agreement, the Company Restructuring Documents or the other Transaction Agreements and the transactions contemplated thereby);

(e)         against any change in the business, management or board of directors of the Company and CayCo; and

(f)          against any proposal, action or agreement that would (i) impede, interfere with, delay, postpone, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement, the Merger, the Company Restructuring Documents or the TCO Restructuring, (ii) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company and CayCo under the Business Combination Agreement, (iii) result in any of the conditions set forth in Article VIII of the Business Combination Agreement not being fulfilled, or (iv) change in any manner the capitalization of the Company and CayCo, including the voting rights of any share capital of the Company, CayCo or any other Securities.

During the period commencing on the date hereof and ending on the Expiration Time, each Shareholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

1.5         No Challenges. Each Shareholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against SPAC, the Company Parties or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Business Combination Agreement and/or and the Company Restructuring Documents.

1.6         Affiliate Agreements. Each Company Shareholder hereby agrees and consents (a) to the termination of all Affiliate Agreements set forth on Section 7.22 of the Company Disclosure Letter to which such Company Shareholder is party, effective as of the Merger Effective Time without any further liability or obligation to the Group or SPAC, (b) that any claims or demands that such Company Shareholder may have had or may in the future have pursuant to such Affiliate Agreements are hereby forever waived and discharged, and (c) to the termination of any escrow arrangements pursuant to such Affiliate Agreements and the release of any escrowed funds to the Company.

1.7         Investor Rights Agreement. Each of the Company Shareholder set forth on Schedule II will deliver, substantially simultaneously with the Merger Effective Time, a duly executed copy of the Investor Rights Agreement substantially in the form attached as Exhibit A to the Business Combination Agreement.

1.8         Further Assurances. Each Shareholder shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by SPAC, the Company or CayCo, to effect the actions and consummate the Business Combination Agreement and the Company Restructuring Documents, and the other transactions contemplated by this Agreement, the Business Combination Agreement and the Company Restructuring Documents, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

1.9         No Inconsistent Agreement. Each Shareholder hereby represents and covenants that such Shareholder has not entered into, shall not enter into, and shall not grant a proxy or power of attorney to enter into any agreement or undertaking that would restrict, limit, be inconsistent with or interfere with the performance of such Shareholder’s obligations hereunder.

Annex D-3

1.10       Consent to Disclosure. Each Shareholder hereby consents to the publication and disclosure in the Proxy Statement/Prospectus (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by SPAC, the Company or CayCo to any Governmental Authority or to securityholders of SPAC) of such Shareholder’s identity and beneficial ownership of Subject Shares and the nature of such Shareholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by SPAC, the Company or CayCo, a copy of this Agreement. Each Shareholder will promptly provide any information reasonably requested by SPAC, the Company or CayCo for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement and the Company Restructuring Documents (including filings with the SEC).

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1         Representations and Warranties of the Shareholder. Each Shareholder represents and warrants as of the date hereof to SPAC, the Company and CayCo (solely with respect to itself, himself or herself and not with respect to any other Shareholder) as follows:

(a)         Organization; Due Authorization. If such Shareholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Shareholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Shareholder. If such Shareholder is an individual, such Shareholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Shareholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Shareholder.

(b)         Ownership. Such Shareholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Shareholder’s Subject Shares as indicated opposite such Shareholder’s name on Schedule I attached hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Governing Documents or CayCo’s Governing Documents, (iii) the Business Combination Agreement, or (iv) any applicable securities Laws. Such Shareholder’s Subject Shares as indicated opposite such Shareholder’s name on Schedule I attached hereto are the only Securities in the Company or CayCo, as applicable, owned of record or beneficially by such Shareholder on the date of this Agreement, and none of such Shareholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares. Other than as set forth opposite such Shareholder’s name on Schedule I, such Shareholder does not hold or own any rights to acquire (directly or indirectly) any Securities.

(c)         No Conflicts. The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of his, her or its obligations hereunder will not, (i) if such Shareholder is not an individual, conflict with or result in a violation of the organizational documents of such Shareholder, (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Shareholder or such Shareholder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Shareholder of its, his or her obligations under this Agreement, or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Group, to the extent the creation of such Lien would prevent, enjoin or materially delay the performance by such Shareholder of its, his or her obligations under this Agreement.

(d)         Litigation. There are no Actions or other proceedings at law or in equity initiated or pending against such Shareholder, or to the knowledge of such Shareholder threatened against such Shareholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any

Annex D-4

manner challenges or seeks to prevent, enjoin or materially delay the performance by such Shareholder of its, his or her obligations under this Agreement. There is no outstanding Governmental Order imposed upon such Shareholder, or if applicable, or any of the Shareholder’s Subsidiaries.

(e)         Adequate Information. Such Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC, the Company and CayCo to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and the Company Restructuring Documents, and has independently and without reliance upon SPAC, the Company or CayCo and based on such information as such Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Shareholder acknowledges that SPAC, the Company and CayCo have not made and do not make any representation or warranty to such Shareholder, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Shareholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Shareholder are irrevocable.

(f)          Brokerage Fees. Except as described on Section 5.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement and the Company Restructuring Documents based upon arrangements made by such Shareholder, for which the Company, CayCo or any of their respective Affiliates may become liable.

(g)         Acknowledgment. Such Shareholder understands and acknowledges that each of SPAC, the Company and CayCo is entering into the Business Combination Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement, the Phase I Restructuring Documents (applicable to the Company Shareholders that have signed) and the representations, warranties, covenants and other agreements of such Shareholder contained herein.

ARTICLE III
MISCELLANEOUS

3.1         Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time, (b) as to each Shareholder, the written agreement of SPAC, the Company, CayCo and such Shareholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

3.2         Amendment. Subject to applicable Law, this Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by SPAC, the Company, CayCo and the Shareholders.

3.3         Waiver. Each provision in this Agreement may only be waived by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such provision so waived is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

3.4         Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by email (with no automated reply, such as an out-of-office notification, no mail undeliverable notification or other rejection notice), or (c) one (1) Business Day

Annex D-5

following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses or email addresses (or to such other address or email address as a party may have specified by notice given to the other party pursuant to this provision):

If to SPAC:

Chenghe Acquisition Co.

38 Beach Road #29-11
South Beach Tower
Singapore

Attention:	Richard Qi Li
Email:	richard.li@chenghecap.com

with a copy (which shall not constitute actual or constructive notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, NY, 10020-1095
The United States

Attention:	Joel Rubinstein
Jessica Zhou
Steven Sha

Email:	joel.rubinstein@whitecase.com
jessica.zhou@whitecase.com
steven.sha@whitecase.com

If to the Company or CayCo:

Taiwan Color Optics, Inc.
4F., No.32, Keya Rd., Daya Dist., Taichung City, Taiwan

Attention:	Mr. Y.P. Chang, President
Email:	ypchang@tcog.com.tw

with a copy (which shall not constitute actual or constructive notice) to:

Landi Law Firm

Attention:	Mr. Francis Chang
Email:	FC@landilawyer.com.tw

If to a Shareholder:

To such Shareholder’s address set forth in Schedule I

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

3.5         Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

3.6         Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement.

Annex D-6

3.7         Governing Law; Jurisdiction. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction. All legal proceedings arising under the Laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such legal proceedings, they shall be heard and determined exclusively in the Supreme Court of the State of New York, Commercial Division, sitting in the Borough of Manhattan of The City of New York (and any appellate court therefrom). Each of the parties hereto agrees that mailing of process or other papers in connection with any such legal proceedings in the manner provided in Section 3.4 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (i) submits to the exclusive jurisdiction of the aforesaid courts for the purpose of any legal proceeding arising under the Laws of the State of New York out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any legal proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 3.7.

3.8         Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

3.9         Entire Agreement. This Agreement and any other documents and instruments and agreements among the parties hereto as contemplated or referred to herein, constitute the entire agreement among the parties to this Agreement and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto. No representations, warranties, covenants, understandings, agreements, oral or otherwise, exist between such parties except as expressly set forth in this Agreement.

3.10       Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

3.11       Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Annex D-7

3.12       Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach or threaten to breach such provisions. The parties acknowledge and agree that the parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof. Without limiting the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) there is adequate remedy at law, or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

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Annex D-8

IN WITNESS WHEREOF, the Company Shareholders, CayCo Shareholders, SPAC, the Company and CayCo have each caused this Shareholder Support Agreement to be duly executed as of the date first written above.

COMPANY SHAREHOLDERS:
By:
Name:	HSU,HSIU-CHEN

Annex D-9

IN WITNESS WHEREOF, the Company Shareholders, CayCo Shareholders, SPAC, the Company and CayCo have each caused this Shareholder Support Agreement to be duly executed as of the date first written above.

COMPANY SHAREHOLDERS:
By:
Name:	CHANG,SHEN-PENG

Annex D-10

IN WITNESS WHEREOF, the Company Shareholders, CayCo Shareholders, SPAC, the Company and CayCo have each caused this Shareholder Support Agreement to be duly executed as of the date first written above.

COMPANY SHAREHOLDERS:
By:
Name:	HUANG,KUO-YIN

Annex D-11

IN WITNESS WHEREOF, the Company Shareholders, CayCo Shareholders, SPAC, the Company and CayCo have each caused this Shareholder Support Agreement to be duly executed as of the date first written above.

COMPANY SHAREHOLDERS:
By:
Name:	WANG,SHU-LING

Annex D-12

IN WITNESS WHEREOF, the Company Shareholders, CayCo Shareholders, SPAC, the Company and CayCo have each caused this Shareholder Support Agreement to be duly executed as of the date first written above.

COMPANY SHAREHOLDERS:
By:
Name:	LIAO,PEN-CHAO

Annex D-13

IN WITNESS WHEREOF, the Company Shareholders, CayCo Shareholders, SPAC, the Company and CayCo have each caused this Shareholder Support Agreement to be duly executed as of the date first written above.

COMPANY SHAREHOLDERS:
By:
Name:	LIN,MEI-FENG

Annex D-14

IN WITNESS WHEREOF, the Company Shareholders, CayCo Shareholders, SPAC, the Company and CayCo have each caused this Shareholder Support Agreement to be duly executed as of the date first written above.

COMPANY SHAREHOLDERS:
By:
Name:	WANG,CHIH-FENG

Annex D-15

IN WITNESS WHEREOF, the Company Shareholders, CayCo Shareholders, SPAC, the Company and CayCo have each caused this Shareholder Support Agreement to be duly executed as of the date first written above.

COMPANY SHAREHOLDERS:
YIFENG INVESTMENT CO., LTD.
By:
Name:	王志峰
Title:	Director

Annex D-16

IN WITNESS WHEREOF, the Company Shareholders, CayCo Shareholders, SPAC, the Company and CayCo have each caused this Shareholder Support Agreement to be duly executed as of the date first written above.

COMPANY SHAREHOLDERS:
P&Y INVESTMENT CO., LTD.
By:
Name:	徐秀真
Title:	Director

Annex D-17

IN WITNESS WHEREOF, the Company Shareholders, CayCo Shareholders, SPAC, the Company and CayCo have each caused this Shareholder Support Agreement to be duly executed as of the date first written above.

COMPANY SHAREHOLDERS:
JIAPEI INVESTMENT CO., LTD.
By:
Name:	黃國胤
Title:	Director

Annex D-18

CAYCO SHAREHOLDERS:
CLARISCOPE VENTURES GROUP LTD.
By:
Name: Chang Yung Peng
Title: Director

Annex D-19

CAYCO SHAREHOLDERS:
LUCIDITY INVESTMENTS GLOBAL LTD.
By:
Name: 王志峰
Title: Director

Annex D-20

CAYCO SHAREHOLDERS:
MONILUX GLOBAL GROUP LTD.
By:
Name: Chun-Nien Liu
Title: Director

Annex D-21

CAYCO SHAREHOLDERS:
VIENNA MANAGEMENT HOLDINGS LTD.
By:
Name: Chang Yung Peng
Title: Director

Annex D-22

COMPANY:
TAIWAN COLOR OPTICS, INC.
By:
Name: CHANG YUNG PENG
Title: General Manager

Annex D-23

CAYCO:
SEMILUX INTERNATIONAL LTD.
By:
Name: CHANG YUNG PENG
Title: Director

Annex D-24

SPAC:
CHENGHE ACQUISITION CO.
By:
Name: Shibin Wang
Title: Chief Executive Officer and Director

[Signature Page to Shareholder Support Agreement]

Annex D-25

Schedule I

Part I
COMPANY SHAREHOLDER SUBJECT SHARES

Annex D-26

Part II
CAYCO SHAREHOLDER SUBJECT SHARES

Annex D-27

Schedule II
PARTIES TO THE INVESTOR RIGHTS AGREEMENT

Annex D-28

Annex E

FORM OF LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is made and entered into as of            by and between SEMILUX INTERNATIONAL LTD., a Cayman Islands exempted company limited by shares (“CayCo”), and each of Chenghe Investment Co., a Cayman Islands exempted company (“Sponsor”), the Persons set forth on Schedule I hereto (the “Sponsor Key Holders”) and certain shareholders of the Company (as defined below), set forth on Schedule II hereto (such shareholders, the “Company Holders”)1. The Sponsor, the Sponsor Key Holders, the Company Holders and any Person who hereafter becomes a party to this Agreement pursuant to Section 2 are referred to herein, individually, as a “Holder” and, collectively, as the “Holders.” Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, Chenghe Acquisition Co., a Cayman Islands exempted company limited by shares (the “SPAC”), CayCo, SEMILUX LTD., a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of CayCo, (“Merger Sub”) and Taiwan Color Optics, Inc., a company incorporated and in existence under the Laws of Taiwan with uniform commercial number of 25052644 (the “Company”) have entered into that certain Business Combination Agreement, dated as of July 21, 2023 (as amended or supplemented from time to time, the “Business Combination Agreement”);

WHEREAS, CayCo and the Company have delivered to SPAC the fully executed Phase I Restructuring Documents as of the date of this Agreement, and CayCo and the Company will conduct and consummate the TCO Restructuring at least one (1) Business Day before the Closing Date;

WHEREAS, upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands, the parties thereto desire to enter into a business combination transaction, whereby immediately after the TCO Restructuring Closing and at the Merger Effective Time, Merger Sub will merge with and into SPAC, the separate corporate existence of Merger Sub will cease and SPAC will be the surviving corporation and a wholly owned subsidiary of CayCo (the “Merger”), and SPAC will change its name to “SEMILUX LTD.”;

WHEREAS, in consideration for the benefits to be received by each Holder under the terms of the Business Combination Agreement and as a material inducement to SPAC agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, each Company Holder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

WHEREAS, in connection with transactions contemplated by the Business Combination Agreement, and in view of the valuable consideration to be received by the parties thereunder, SPAC, Sponsor and each of the Holders desire to enter into this Agreement, pursuant to which the Holders’ Lock-Up Shares shall become subject to limitations on Transfer as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, CayCo hereby agrees with each of the Holders as follows:

1.           Definitions. The terms defined in this Section 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

(a)         “Lock-Up Period” shall mean the period beginning on the Closing Date and ending on the earlier of (i) the date that is six (6) months after the Closing Date, or (ii) subsequent to the Closing Date, the date on which (x) the closing trading price of the CayCo Ordinary Shares equals or exceeds US$12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period at least one-hundred and fifty (150) days after the Closing Date; or (y) the

____________

1        Note to Draft: The Company shareholders signing this Agreement shall include all shareholders of the Company that own 1% or more of Company Ordinary Shares at the date of Business Combination Agreement.

Annex E-1

consummation of a bona fide liquidation, merger, stock exchange, reorganization, tender offer, change of control or other similar transaction which results in all of the CayCo’s shareholders having the right to exchange their CayCo Ordinary Shares for cash, securities or other property subsequent to the Closing Date;

(b)         “Lock-Up Shares” shall mean with respect to (i) the Sponsor, the Sponsor Key Holders and their respective Permitted Transferees, the CayCo Ordinary Shares held by such Person immediately following the Closing (excluding any PIPE Shares or CayCo Ordinary Shares acquired in the public market); and (ii) the Company Holders and their respective Permitted Transferees, (A) the CayCo Ordinary Shares held by such Person immediately following the Closing (excluding any PIPE Shares or CayCo Ordinary Shares acquired in the public market); and (B) CayCo Ordinary Shares issued to directors and officers of CayCo upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing;

(c)         “Permitted Transferee” shall mean any Person to whom a Holder is permitted to transfer Lock-Up Shares prior to the expiration of the Lock-Up Period pursuant to Section 2(b);

(d)         “PIPE Shares” shall mean CayCo Ordinary Shares sold in the PIPE Investment; and

(e)         “Transfer” shall mean the (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security; (ii) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (iii) public announcement of any intention to effect any transaction, including the filing of a registration statement, as specified in clause (i) or (ii).

2.           Lock-Up Provisions.

(a)         Subject to Section 2(b), each Holder agrees that it shall not Transfer any Lock-Up Shares until the end of the Lock-Up Period:

(b)         Notwithstanding the provisions set forth in Section 2(a), each Holder or its respective Permitted Transferees may Transfer the Lock-Up Shares during the Lock-Up Period (i) to (A) CayCo’s officers or directors; (B) any affiliates or family members of CayCo’s officers or directors; (C) any director, officer, employee, direct or indirect partners, members or equity holders of the Sponsor or the Sponsor Key Holders or any related investment funds or vehicles controlled or managed by such Persons or their respective affiliates; or (D) any direct or indirect partners, members or equity holders of such Holder, any affiliates of such Holder or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) to a nominee or custodian of a Person to whom a Transfer would be permitted under clauses (i) through (iv) above; (vi) to the partners, members or equity holders of such Holder, including, for the avoidance of doubt, where the Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership; (vii) to CayCo; (viii) the exercise of stock options, including through a “net” or “cashless” exercise, or receipt of shares upon vesting of restricted stock units granted pursuant to an equity incentive plan; (ix) forfeitures of CayCo Ordinary Shares to satisfy tax withholding requirements upon the vesting of equity-based awards granted pursuant to an equity incentive plan; (x) in connection with (but subject to the completion of) a bona fide liquidation, merger, stock exchange, reorganization, tender offer or change of control approved by the board of directors of CayCo (“Board of Directors”) or a duly authorized committee thereof or other similar transaction which results in all of CayCo’s shareholders having the right to exchange their CayCo Ordinary Shares for cash, securities or other property subsequent to the Closing Date; or (xi) in connection with any legal, regulatory or other order; provided, however, that in the case of clauses (i) through (vi) such Permitted Transferees must enter into a written agreement with CayCo agreeing to be bound by the transfer restrictions in this Section 2.

Annex E-2

(c)         In order to enforce this Section 2, CayCo may impose stop-transfer instructions with respect to the Lock-Up Shares until the end of the Lock-Up Period.

(d)         For the avoidance of doubt, each Holder shall retain all of its rights as a shareholder of CayCo with respect to the Lock-Up Shares during the Lock-Up Period, including the right to vote any Lock-Up Shares that such Holders is entitled to vote.

(e)         If any Holder is granted a release or waiver from any lock-up agreement (such holder a “Triggering Holder”) executed in connection with the Closing prior to the expiration of the Lock-Up Period, then each other Holder shall also be granted an early release from their respective obligations hereunder on the same terms and on a pro-rata basis with respect to such number of Lock-Up Shares, rounded down to the nearest whole security, equal to the product of (i) the total percentage of Lock-Up Shares held by the Triggering Holder immediately following the consummation of the Closing that are being released from this Agreement multiplied by (ii) the total number of Lock-Up Shares held by the Holders immediately following the consummation of the Closing.

3.           Miscellaneous.

(a)         Amendment; Waiver. Upon (i) the approval of a majority of the total number of directors serving on the Board of Directors who are not nominated or designated pursuant to contractual rights of Holders; (ii) the written consent of the Sponsor; and (iii) the written consent of the Holders of a majority of the total Lock-Up Shares, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived by CayCo, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects a Holder, solely in its capacity as a holder of Lock-Up Shares, shall require the consent of the Holder so affected. No course of dealing between any Holder or CayCo and any other party hereto or any failure or delay on the part of a Holder or CayCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or CayCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

(b)         Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise); (b) when sent by email (with no automated reply, such as an out-of-office notification, no mail undeliverable notification or other rejection notice); or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses or email addresses (or to such other address or email address as a party may have specified by notice given to the other party pursuant to this provision):

If to CayCo or the Company:

Taiwan Color Optics, Inc.
4F., No.32, Keya Rd., Daya Dist., Taichung City, Taiwan

Attention:  Mr. Y.P. Chang, President

Email:        ypchang@tcog.com.tw

with a copy (which shall not constitute notice) to:

Landi Law Firm

Attention:  Mr. Francis Chang

Email:        FC@landilawyer.com.tw

If to the Sponsor:

Chenghe Investment Co.
38 Beach Road #29-11
South Beach Tower
Singapore

Attention:  Richard Li

Email:        richard.li@chenghecap.com

Annex E-3

with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, NY, 10020-1095
The United States

Attention:  Joel Rubinstein
Jessica Zhou
Steven Sha

Email:        joel.rubinstein@whitecase.com
jessica.zhou@whitecase.com
steven.sha@whitecase.com

If to any Holder, at such Holder’s address or email address as set forth in the Schedule II.

(c)         Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

(d)         Rights of Third Parties. Except with respect to any Non-Recourse Party (as defined below), nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement.

(e)         Governing Law; Jurisdiction. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction. All legal proceedings arising under the Laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such legal proceedings, they shall be heard and determined exclusively in the Supreme Court of the State of New York, Commercial Division, sitting in the Borough of Manhattan of The City of New York (and any appellate court therefrom). Each of the parties hereto agrees that mailing of process or other papers in connection with any such legal proceedings in the manner provided in Section 3(b) or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (i) submits to the exclusive jurisdiction of the aforesaid courts for the purpose of any legal proceeding arising under the Laws of the State of New York out of or relating to this Agreement brought by any party hereto; and (ii) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any legal proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 3(e).

(f)          Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING

Annex E-4

RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

(g)         Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights, remedies or obligations of CayCo or any of the Holders under any other agreement between any of the Holders and CayCo, and nothing in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of any of the Holders or CayCo under this Agreement.

(h)         Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

(i)          Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Sponsor Agreement. This Sponsor Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(j)          Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(k)         Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach or threaten to breach such provisions. The parties acknowledge and agree that the parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof. Without limiting the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) there is adequate remedy at law; or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(l)          No Recourse. This Agreement may only be enforced against, and any claim or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or the subject matter hereof may only be made against the parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto or any past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated

Annex E-5

hereby. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

(m)        Several Liability. The liability of any Holder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Holder be liable for any other Holder’s breach of such other Holder’s obligations under this Agreement.

[Remainder of page intentionally left blank]

Annex E-6

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SEMILUX INTERNATIONAL LTD.
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex E-7

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CHENGHE INVESTMENT CO.
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex E-8

Schedule I

SPONSOR KEY HOLDERS

Annex E-9

Schedule II

COMPANY HOLDERS

Annex E-10

Annex F

INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement (this “Agreement”) is entered into as of             by and among:

(i)          SEMILUX INTERNATIONAL LTD., a Cayman Islands exempted company limited by shares (“CayCo”);

(ii)         SEMILUX LTD., a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of CayCo (“Merger Sub”);

(iii)        Taiwan Color Optics, Inc., a company incorporated and in existence under the Laws of Taiwan (the “Company”);

(iv)        Chenghe Acquisition Co., a Cayman Islands exempted company limited by shares (“SPAC”);

(v)         certain equityholders of the Company listed on Schedule I hereto (each, a “Company Holder” and collectively, the “Company Holders”); and

(vi)        certain equityholders of SPAC, listed on Schedule II hereto that will receive CayCo Ordinary Shares (as defined below) pursuant to the transactions contemplated by the Business Combination Agreement (as defined below) (each, a “SPAC Holder” and collectively, the “SPAC Holders,” together with the Company Holders and any Person or entity who hereafter becomes a party to this Agreement pursuant to Section 7.2 of this Agreement, each a “Holder” and collectively the “Holders”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

RECITALS

WHEREAS, CayCo, Merger Sub, the Company, and SPAC have entered into that certain Business Combination Agreement, dated as of July 21, 2023 (as amended or supplemented from time to time, the “Business Combination Agreement”);

WHEREAS, CayCo and the Company have delivered to SPAC the fully executed Phase I Restructuring Documents as of the date of this Agreement, and CayCo and the Company will conduct and consummate the TCO Restructuring at least one (1) Business Day before the Closing Date;

WHEREAS, upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands, the parties thereto desire to enter into a business combination transaction, whereby immediately after the TCO Restructuring Closing and at the Merger Effective Time, Merger Sub will merge with and into SPAC, the separate corporate existence of Merger Sub will cease and SPAC will be the surviving corporation and a wholly owned subsidiary of CayCo (the “Merger”), and SPAC will change its name to “SEMILUX LTD.”;

WHEREAS, the Company and the Company Holders are parties to that certain shareholders, voting or similar agreement among the Company and any of the Company Shareholders or among the Company Shareholders, with respect to the Company or its capital shares (the “Prior Company Agreement”);

WHEREAS, SPAC and certain of the SPAC Holders are parties to that certain Registration and Shareholder Rights Agreement, dated April 27, 2022 (the “Prior SPAC Agreement”);

WHEREAS, the Company and the Company Holders desire to terminate the Prior Company Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Company Agreement; and

WHEREAS, SPAC and the SPAC Holders desire to terminate the Prior SPAC Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior SPAC Agreement.

Annex F-1

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
DEFINITIONS

The following capitalized terms used herein have the following meanings:

“Action” means any charge, claim, action, complaint, petition, prosecution, audit, investigation, appeal, suit, litigation, injunction, writ, order, arbitration or other similar proceeding initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any applicable Law.

“Addendum Agreement” is defined in Section 7.2.

“affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, that no Holder shall be deemed an affiliate of CayCo or any of its Subsidiaries for purposes of this Agreement and neither CayCo nor any of its Subsidiaries shall be deemed an affiliate of any Holder for purposes of this Agreement.

“Agreement” means this Agreement, as amended, restated, supplemented, or otherwise modified from time to time.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” means the board of directors of CayCo.

“Business Combination Agreement” is defined in the Recitals to this Agreement.

“Business Day” means a day on which commercial banks are open for business in New York, U.S., the Cayman Islands, Taiwan and Hong Kong, except a Saturday, Sunday or public holiday (gazetted or non-gazetted and whether scheduled or unscheduled).

“CayCo” is defined in the Preamble to this Agreement.

“CayCo Ordinary Share” means an ordinary share, with par value US$0.0001 per share, of CayCo.

“Closing” has the meaning assigned to such term in the Business Combination Agreement.

“Closing Date” has the meaning assigned to such term in the Business Combination Agreement.

“Commission” means the SEC, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Company” is defined in the Preamble to this Agreement.

“Company Holders” is defined in the Preamble to this Agreement.

“Demand Registration” is defined in Section 2.2.1.

“Demand Takedown” is defined in Section 2.1.5(a).

“Demanding Holder” is defined in Section 2.2.1.

“Effectiveness Period” is defined in Section 3.1.4.

Annex F-2

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form F-1” means a Registration Statement on Form F-1.

“Form F-1 Shelf” has the meaning assigned to such term in Section 2.1.1.

“Form F-3” means a Registration Statement on Form F-3 or any similar short-form registration that may be available at such time.

“Form F-3 Shelf” has the meaning assigned to such term in Section 2.1.1.

“Governing Documents” has the meaning assigned to such term in the Business Combination Agreement.

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign, multi-national, supra-national, government or governmental authority or regulatory body thereof, or political subdivision thereof, or any commission, department, board, bureau, agency, instrumentality or authority thereof, any court, tribunal, arbitrator, arbitration panel or similar judicial body or any self-regulatory organization.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination, assessment or award (including any arbitration award), in each case, entered by or with any Governmental Authority.

“Holder” shall have the meaning given in the Preamble to this Agreement, for so long as such Person or entity holds any Registrable Securities.

“Holder Indemnified Party” is defined in Section 4.1.

“Indemnification Sources” is defined in Section 6.5.3.

“Indemnified Liabilities” is defined in Section 6.5.1.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Indemnitee-Related Entities” is defined in Section 6.5.3.

“Independent Director” means a director who is “independent” for the purposes of the listing and corporate governance rules and regulations of Nasdaq.

“Jointly Indemnifiable Claims” is defined in Section 6.5.3.

“Law” means any statute, law, ordinance, rule, regulation, directive or Governmental Order, in each case, of any Governmental Authority.

“Maximum Number of Shares” is defined in Section 2.2.4.

“Merger” is defined in the Recitals to this Agreement.

“Merger Effective Time” has the meaning assigned to such term in the Business Combination Agreement.

“Merger Sub” is defined in the Preamble to this Agreement.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Necessary Action” means, with respect to any party and a specified result, all actions (to the extent such actions are not prohibited by applicable Law and within such party’s control, and in the case of any action that requires a vote or other action on the part of the Board to the extent such action is consistent with fiduciary duties that CayCo’s directors may have in such capacity) necessary to cause such result, including (a) calling special meetings of shareholders, (b) voting or providing a written consent or proxy, if applicable in each case, with respect to CayCo Ordinary Shares, (c) causing the adoption of shareholders’ resolutions and amendments to CayCo’s Governing Documents, (d) executing agreements and instruments, (e) making, or causing to be made, with Governmental

Annex F-3

Authorities, all filings, registrations or similar actions that are required to achieve such result and (f) nominating or appointing certain Persons (including to fill vacancies) and providing the highest level of support for election of such Persons to the Board in connection with the annual or special meeting of shareholders of CayCo.

“New Registration Statement” is defined in Section 2.1.4.

“Notices” is defined in Section 7.5.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Piggy-Back Registration” is defined in Section 2.3.1.

“Prior Company Agreement” is defined in the Recitals to this Agreement.

“Prior SPAC Agreement” is defined in the Recitals to this Agreement.

“Pro Rata” is defined in Section 2.2.4.

“Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (a) any outstanding CayCo Ordinary Share or any other equity security (including CayCo Ordinary Share issued or issuable upon the exercise of any other equity security) held by an Holder as of immediately following the Merger Effective Time, (b) any outstanding CayCo Ordinary Shares or any other equity security (including CayCo Ordinary Shares issued or issuable upon the exercise of any other equity security) constituting SPAC Exchange Shares (as defined in the Business Combination Agreement), (c) any outstanding CayCo Ordinary Shares or any other equity security (including CayCo Ordinary Shares issued or issuable upon the exercise of any other equity security) issued in connection with Company Shareholders Subscription (as defined in the Business Combination Agreement), (d) the CayCo Warrants (including any CayCo Ordinary Share issued or issuable upon the exercise of any such CayCo Warrants) and (e) any other equity security of CayCo or any of its Subsidiaries, or any successor, issued or issuable with respect to any such CayCo Ordinary Share by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged, in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, and new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by CayCo to the transferee; (c) such securities shall have ceased to be outstanding; (d) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission); or (e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration Statement” means a registration statement filed by CayCo with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form F-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Requesting Holder” is defined in Section 2.1.5(a).

“Resale Shelf Registration Statement” is defined in Section 2.1.1.

“SEC” means the United States Securities and Exchange Commission.

“SEC Guidance” is defined in Section 2.1.4.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

Annex F-4

“Selling Holders” is defined in Section 2.1.5(a)(ii).

“SPAC” is defined in the Preamble to this Agreement.

“SPAC Holders” is defined in the Preamble to this Agreement.

“Sponsor” means Chenghe Investment Co., an exempted company incorporated under the Laws of Cayman Islands.

“Sponsor Indemnitees” is defined in Section 6.5.1.

“Sponsor Parties” means each of the Sponsor, Qi Li, Zhiyang Zhou, Shibin Wang, Kwan Sun, Ning Ma, Robert Ewing, Kenneth Hitchner and Zhiwei Liu and any Person to whom CayCo Ordinary Shares have been transferred and is or has become parties to this Agreement pursuant to one of the following types of transfers (irrespective of whether a restriction on Transfer then applies): (i) Transfers of CayCo Ordinary Shares to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the undersigned or any other Person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin; (ii) Transfers by will or intestate succession upon the death of the undersigned; (iii) the Transfer of CayCo Ordinary Shares pursuant to a qualified domestic order, court order or in connection with a divorce settlement; (iv) if the Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (a) Transfers to any affiliate, including another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Holder, or (b) distributions of CayCo Ordinary Shares to partners, limited liability company members or shareholders of the Holder, including, for the avoidance of doubt, where the Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership; (v) if the Holder is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (vi) Transfers to the officers or directors of CayCo or the Sponsor or their respective affiliates; (vii) Transfers to a nominee or custodian of a Person or entity to whom a disposition or transfer would be permissible under the foregoing clauses (i) through (vi).

“Subsequent Shelf” has the meaning assigned to such term in Section 2.1.3.

“Subsidiary” means, with respect to any Person (for purposes of this definition, the “Controlling Company”), any other Person (i) of which a majority of the outstanding voting securities or other voting equity interests, or a majority of any other interests having the power to direct or cause the direction of the management and policies of such other Person, are owned, directly or indirectly, by the Controlling Company and/or (ii) with respect to which the Controlling Company or its Subsidiaries is a general partner or managing member, and, in each case of the foregoing clauses (i) and (ii), any predecessor or successor of such other Person.

“Transfer” means to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to any CayCo Ordinary Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any CayCo Ordinary Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction, including the filing of a registration statement specified in clause (i) or (ii). Notwithstanding the foregoing, a Transfer shall not be deemed to include (x) any transfer for no consideration if the donee, trustee, heir or other transferee has agreed in writing to be bound by the same terms under this Agreement to the extent and for the duration that such terms remain in effect at the time of the Transfer or (y) a transfer by a Sponsor Party to another Sponsor Party.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwritten Demand Registration” means an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented.

“Underwritten Takedown” means an underwritten public offering of Registrable Securities pursuant to the Resale Shelf Registration Statement, as amended or supplemented.

Annex F-5

Article 2
REGISTRATION RIGHTS.

2.1         Resale Shelf Registration Rights.

2.1.1      Registration Statement Covering Resale of Registrable Securities. Within thirty (30) calendar days following the Closing Date, CayCo shall prepare and file or cause to be prepared and filed with the Commission, a Registration Statement for a Shelf Registration on Form F-1 (the “Form F-1 Shelf”) or a Registration Statement for a Shelf Registration on Form F-3 (the “Form F-3 Shelf”, together with the Form F-1 Shelf, the “Resale Shelf Registration Statement”, as the case may be), if CayCo is then eligible to use a Form F-3 Shelf, in each case, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by Holders of all of the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing). CayCo shall use reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, but no later than the earlier of (a) the thirtieth (30th) calendar day following the filing date hereof if the Commission notifies CayCo that it will “review” the Registration Statement, and (b) the tenth (10th) Business Day after the date CayCo is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review, and once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period. In the event CayCo files a Form F-1 Shelf, CayCo shall use its commercially reasonable efforts to convert the Form F-1 Shelf (and any subsequent Resale Shelf Registration Statement) to a Form F-3 Shelf as soon as practicable after CayCo is eligible to use a Form F-3 Shelf. CayCo’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.2.

2.1.2      Notification and Distribution of Materials. CayCo shall notify the Holders in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the Prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

2.1.3      Amendments and Supplements. Subject to the provisions of Section 2.1.1 above, CayCo shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and Prospectus used in connection therewith, as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act, with respect to the disposition of all the Registrable Securities during the Effectiveness Period. If a Resale Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, CayCo shall use commercially reasonable efforts to as promptly as is reasonably practicable (a) cause such Resale Shelf Registration Statement to again become effective under the Securities Act (including using commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement), (b) amend such Resale Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement, or (c) prepare and file an additional Resale Shelf Registration Statement (a “Subsequent Shelf”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf is filed pursuant to this Section 2.1.3, CayCo shall use commercially reasonable efforts to (a) cause such Subsequent Shelf to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof, and (b) keep such Subsequent Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf shall be on Form F-3 to the extent that CayCo is eligible to use such form, and shall be an automatic shelf registration statement as defined in Rule 405 promulgated under the Securities Act if CayCo is a well-known, seasoned issuer as defined in Rule 405 promulgated under the Securities Act, at the most recent applicable eligibility determination date. CayCo’s obligation under this Section 2.1.3, shall, for the avoidance of doubt, be subject to Section 3.2.

2.1.4      Change in Registration. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs CayCo that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement,

Annex F-6

CayCo agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form F-3 or such other form available, to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, CayCo shall be obligated to use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available, written or oral guidance; comments; requirements or requests of the Commission staff (the “SEC Guidance”), including without limitation, the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that CayCo used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis, based on the total number of Registrable Securities held by the Holders, and subject to a determination by the Commission that certain Holders must be reduced first, based on the number of Registrable Securities held by such Holders. In the event that CayCo amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, CayCo will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to CayCo or to registrants of securities in general, one or more registration statements on Form F-3 or such other form available, to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.1.5      Notice of Certain Events. CayCo shall promptly notify the Holders in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement required to be prepared and filed hereunder (or Prospectus relating thereto). CayCo shall promptly notify each Holder, in writing, of the filing of the Resale Shelf Registration Statement or any Prospectus, amendment or supplement related thereto, or any post-effective amendment to the Resale Shelf Registration Statement, and of the effectiveness of any post-effective amendment.

(a)         If CayCo shall receive a request from the holders of Registrable Securities with an estimated market value of at least US$10 million (the requesting holder(s) shall be referred to herein as the (“Requesting Holder”)) that CayCo effect the Underwritten Takedown of all or any portion of the Requesting Holder’s Registrable Securities, and specifying the intended method of disposition thereof, then CayCo shall promptly give notice of such requested, Underwritten Takedown (each such request shall be referred to herein as a (“Demand Takedown”)) at least ten (10) Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Demand Takedown to the other Holders, and thereupon shall use its reasonable, best efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of:

(i)          subject to the restrictions set forth in Section 2.2.4, all Registrable Securities for which the Requesting Holder has requested such offering under Section 2.1.5(a), and

(ii)         subject to the restrictions set forth in Section 2.2.4, all other Registrable Securities that any holders of Registrable Securities (all such holders, together with the Requesting Holder, the “Selling Holders”) have requested CayCo to offer by request, received by CayCo within seven (7) Business Days after such holders receive CayCo’s notice of the Demand Takedown, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.

(b)         Promptly after the expiration of the seven (7)-Business Day-period referred to in Section 2.1.5(a)(ii), CayCo will notify all Selling Holders of the identities of the other Selling Holders and the number of Registrable Securities requested to be included therein.

(c)         CayCo shall only be required to effectuate no more than three (3) Underwritten Takedowns in any twelve (12)-month period, after giving effect to Section 2.2.1.

(d)         If the managing underwriter in an Underwritten Takedown advises CayCo and the Requesting Holder(s) that, in its view, the number of shares of Registrable Securities requested to be included in such underwritten offering exceeds the largest number of shares that can be sold without having an adverse

Annex F-7

effect on such offering, including the price at which such shares can be sold, the shares included in such Underwritten Takedown will be reduced by the Registrable Securities held by the Selling Holders (applied on a pro rata basis, based on the total number of Registrable Securities held by such Holders, subject to a determination by the Commission that certain Holders must be reduced first, based on the number of Registrable Securities held by such Holders).

2.1.6      Selection of Underwriters. The initiating Selling Holders shall have the right to select an Underwriter or Underwriters in connection with such Underwritten Takedown, which Underwriter or Underwriters selected shall be reasonably acceptable to CayCo. In connection with an Underwritten Takedown, CayCo shall enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required, in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc.

2.1.7      Registrations effected pursuant to this Section 2.1 shall not be counted as Demand Registrations effected pursuant to Section 2.2.

2.1.8      Block Trades. If a Demanding Holder wishes to consummate a Block Trade (on either a Commission registered or non-registered basis), then notwithstanding the time periods and piggyback rights otherwise provided herein, such Demanding Holder shall, if it would like the assistance of CayCo, endeavor to give CayCo sufficient advance notice in order to prepare the appropriate documentation for such transaction. Such Demanding Holder, if requesting a Commission registered underwritten Block Trade, (1) shall give CayCo written notice of the transaction and the anticipated launch date of the transaction at least two (2) Business Days prior to the anticipated launch date of the transaction, (2) CayCo shall be required to only notify the other Demanding Holders of the transaction and none of the other Holders, (3) the other Demanding Holders shall have one (1) Business Day prior to the launch of the transaction to determine if they wish to participate in the Block Trade, and (4) CayCo shall include in the Block Trade only shares held by the Demanding Holders. Any Registration effected pursuant to this Section 2.1.8 shall not be counted as Demand Registrations effected pursuant to Section 2.2, but shall be deemed an Underwritten Takedown, and within the cap on Underwritten Takedowns provided in Section 2.1.5(c). The Demanding Holder in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable, nationally recognized investment banks).

2.2         Demand Registration.

2.2.1      Request for Registration. At any time, and from time to time after the Merger Effective Time, if any, (i) the SPAC Holders who hold at least fifteen per cent (15%) of the Registrable Securities held by all SPAC Holders or (ii) Company Holders who hold US$20 million of the Registrable Securities held by all Company Holders, as the case may be, may make a written demand for Registration under the Securities Act of all or any portion of their Registrable Securities on Form F-1 or any similar, long-form Registration or, if then available, on Form F-3. Each registration requested pursuant to this Section 2.2.1 is referred to herein as a “Demand Registration”. Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. CayCo will, within five (5) days of its receipt of the Demand Registration, notify all Holders that are holders of Registrable Securities of the demand, and each such holder of Registrable Securities who wishes to include all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify CayCo within five (5) days after the receipt by the holder of the notice from CayCo. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the provisos set forth in Section 3.1.1. CayCo shall not be obligated to effect: (a) more than one (1) Demand Registration during any six (6)-month period; (b) any Demand Registration at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1; (c) more than four (4) Underwritten Demand Registrations in respect of all Registrable Securities held by the SPAC Holders, provided that if the Registrable Securities sought to be included in the Registration pursuant to this Section 2.2.1 are not fully included in such Registration for any reason other than solely due to the action or inaction of the Holders including Registrable Securities in such Registration, such Registration shall not be deemed to constitute one of the Registration rights granted pursuant to this Section 2.2.1 or (d) more than four (4) Underwritten Demand Registrations in respect of all Registrable Securities held by the Holders, provided that if the Registrable Securities sought to be included in the Registration pursuant to this Section 2.2.1 are not fully included in such Registration for any reason

Annex F-8

other than solely due to the action or inaction of the Holders, including Registrable Securities, in such Registration, then such Registration shall not be deemed to constitute one of the Registration rights granted pursuant to this Section 2.2.1.

2.2.2      Effective Registration. A Registration will not count as a Demand Registration unless and until (i) the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective by the Commission and (ii) CayCo has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that CayCo shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.2.3      Underwritten Offering. If the Demanding Holders so elect and such holders so advise CayCo as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten offering with an estimated market value of at least US$10 million. In such an event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting, and the inclusion of such holder’s Registrable Securities in the underwriting, to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by the holders initiating the Demand Registration, and subject to the approval of CayCo, provided that such approval shall not be withheld by CayCo unreasonably.

2.2.4      Reduction of Offering. If the managing Underwriter or Underwriters for a Demand Registration that is to be an underwritten offering advises CayCo and the Demanding Holders in writing that the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other CayCo Ordinary Shares or other securities which CayCo desires to sell and CayCo Ordinary Shares, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other shareholders of CayCo who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the (“Maximum Number of Shares”)), then CayCo shall include in such registration: (i) the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares that each such Person has requested be included in such registration, regardless of the number of shares held by each such Person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), CayCo Ordinary Shares or other securities that CayCo desires to sell that can be sold without exceeding the Maximum Number of Shares; (iii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), CayCo Ordinary Shares or other securities for the account of other Persons that CayCo is obligated to register pursuant to written contractual arrangements with such Persons, as to which “piggy-back” registration has been requested by the holders thereof, Pro Rata, that can be sold without exceeding the Maximum Number of Shares.

2.2.5      Withdrawal. If a majority-in-interest of the Demanding Holders disapprove of the terms of any underwriting or are not entitled to include all of their Registrable Securities in any offering, such majority-in-interest of the Demanding Holders may elect to withdraw from such offering by giving written notice to CayCo and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration. If the majority-in-interest of the Demanding Holders withdraws from a proposed offering relating to a Demand Registration, then either the Demanding Holders shall reimburse CayCo for the costs associated with the withdrawn registration (in which case such registration shall not count as a Demand Registration provided for in Section 2.2) or the withdrawn registration shall count as a Demand Registration provided for in Section 2.2.

Annex F-9

2.3         Piggy-Back Registration.

2.3.1      Piggy-Back Rights. If CayCo proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by CayCo for its own account or for shareholders of CayCo for their account (or by CayCo and by shareholders of CayCo) including, without limitation, pursuant to Section 2.1, other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to CayCo’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of CayCo, (iv) filed on Form F-4, related to any merger, acquisition or business combination, (v) for a dividend reinvestment plan or (vi) filed in connection with a Block Trade by one or more holders of Registrable Securities in accordance with Section 2.1.8, then CayCo shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration”). CayCo shall cause such Registrable Securities to be included in such Piggy-Back Registration and shall use its reasonable efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of CayCo, and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form, with the Underwriter or Underwriters selected for such Piggy-Back Registration.

2.3.2      Reduction of Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises CayCo and the holders of Registrable Securities in writing that the dollar amount or number of CayCo Ordinary Shares which CayCo desires to sell, taken together with CayCo Ordinary Shares, if any, as to which registration has been demanded pursuant to written contractual arrangements with Persons other than the holders of Registrable Securities hereunder and the Registrable Securities as to which registration has been requested under this Section 2.3, exceeds the Maximum Number of Shares, then CayCo shall include in any such registration:

(a)         If the Registration is undertaken for CayCo’s account: (i) CayCo Ordinary Shares or other securities that CayCo desires to sell that can be sold without exceeding the Maximum Number of Shares; and (ii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), CayCo Ordinary Shares or other securities, if any, comprised of Registrable Securities, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares, Pro Rata; and (iii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), CayCo Ordinary Shares or other securities for the account of other persons that CayCo is obligated to register pursuant to written contractual piggy-back registration rights with such Persons and that can be sold without exceeding the Maximum Number of Shares; and

(b)         If the registration is a “demand” registration undertaken at the demand of Persons other than either the holders of Registrable Securities, (i) CayCo Ordinary Shares or other securities for the account of the demanding Persons that can be sold without exceeding the Maximum Number of Shares; (ii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), CayCo Ordinary Shares or other securities that CayCo desires to sell that can be sold without exceeding the Maximum Number of Shares; (iii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), CayCo Ordinary Shares or other securities, if any, comprised of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; and (iv) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i), (ii) and (iii), CayCo Ordinary Shares or other securities for the account of other Persons that CayCo is obligated to register, pursuant to written contractual arrangements with such Persons, that can be sold without exceeding the Maximum Number of Shares.

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2.3.3      Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to CayCo of such request to withdraw, prior to the effectiveness of the Registration Statement. CayCo (whether on its own determination or as the result of a withdrawal by Persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, CayCo shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration, as provided in Section 3.3.

2.3.4      Unlimited Piggy-Back Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof, and there shall be no limit on the number of Piggy-Back Registrations.

Article 3
REGISTRATION PROCEDURES.

3.1         Filings; Information. Whenever CayCo is required to effect the registration of any Registrable Securities pursuant to Article 2 or effecting an underwritten Block Trade, CayCo shall use its reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1      Filing Registration Statement. CayCo shall use its reasonable best efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.2, prepare and file with the Commission a Registration Statement on any form for which CayCo then qualifies or which counsel for CayCo shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its reasonable best efforts to cause such Registration Statement to become effective and use its reasonable best efforts to keep it effective for the Effectiveness Period; provided, however, that CayCo shall have the right to defer any Demand Registration for up to sixty (60) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration to which such Piggy-Back Registration relates, in each case if CayCo shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of CayCo stating that, in the good faith judgment of the Board, it would be materially detrimental to CayCo and its shareholders for such Registration Statement to be effected at such time.

3.1.2      Limitations. CayCo shall not have the right to exercise the right set forth in the immediately preceding section on more than one occasion for more than sixty (60) total days during any twelve (12)-month period.

3.1.3      Copies. CayCo shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.4      Amendments and Supplements. CayCo shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn (the “Effectiveness Period”).

3.1.5      Notification. After the filing of a Registration Statement, CayCo shall promptly, and in no event more than two (2) Business Days after the occurrence of any of the events set forth in this section, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance

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or threatened issuance by the Commission of any stop order (and CayCo shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. CayCo shall promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment prepared in connection with the immediate preceding proviso; provided that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, CayCo shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon.

3.1.6      Securities Laws Compliance. CayCo shall use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” Laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Authorities as may be necessary by virtue of the business and operations of CayCo and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that CayCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.7      Agreements for Disposition. CayCo shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of CayCo in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement, and the representations, warranties and covenants of the holders of Registrable Securities included in such registration statement in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of CayCo.

3.1.8      Comfort Letter. CayCo shall obtain a “cold comfort” letter from CayCo’s independent registered public accountants or auditor in the event of an underwritten offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating holders.

3.1.9      Opinions. On the date the Registrable Securities are delivered for sale pursuant to any Registration, CayCo shall obtain an opinion, dated such date, of one (1) counsel representing CayCo for the purposes of such Registration, addressed to the holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority in interest of the participating holders.

3.1.10    Cooperation. The principal executive officer of CayCo, the principal financial officer of CayCo, the principal accounting officer of CayCo and all other officers and members of the management of CayCo shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential Holders.

3.1.11    Records. Upon execution of confidentiality agreements, CayCo shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or

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any Underwriter, all financial and other records, pertinent corporate documents and properties of CayCo, as shall be necessary to enable them to exercise their due diligence responsibility, and cause CayCo’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.12    Earnings Statement. CayCo shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its shareholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.13    Listing. CayCo shall use its reasonable best efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by CayCo are then listed or designated.

3.1.14    Market Stand-Off. In connection with any underwritten offering of equity securities of CayCo (other than a Block Trade) in which a Holder participates, such Holder agrees that it shall not Transfer any CayCo Ordinary Shares or other equity securities of CayCo (other than those included in such offering pursuant to this Agreement), without the prior written consent of CayCo, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders); provided that, such agreement shall not be materially more restrictive than any similar agreement entered into by the directors and executive officers of CayCo participating in such underwritten offering; provided, further, that such agreement shall provide that any early release of any Holder from the provisions of the terms of such agreement shall be on a pro rata basis among all Holders.

3.2         Obligation to Suspend Distribution. Upon receipt of any notice from CayCo of the occurrence of any event of the kind described in Section 3.1.5, or, upon any suspension by CayCo, pursuant to a written insider trading compliance program adopted by the Board, of the ability of all “insiders” covered by such program to transact in CayCo’s securities because of the existence of material non-public information, each holder of Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities, pursuant to the Registration Statement covering such Registrable Securities, until such holder receives the supplemented or amended prospectus contemplated by Section 3.1.5 or the restriction on the ability of “insiders” to transact in CayCo’s securities is removed, as applicable, and, if so directed by CayCo, each such holder will deliver to CayCo all copies, other than permanent file copies then in such holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice.

3.3         Registration Expenses. Except as set forth in Section 2.2.5, CayCo shall bear all costs and expenses incurred in connection with the Resale Shelf Registration Statement pursuant to Section 2.1, any Demand Registration pursuant to Section 2.1, any Demand Takedown pursuant to Section 2.1.5(a)(i), any Piggy-Back Registration pursuant to Section 2.3, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” Laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) CayCo’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.11; (vi) Financial Industry Regulatory Authority fees; (vii) fees and disbursements of counsel for CayCo and fees and expenses for independent certified public accountants retained by CayCo; (viii) the fees and expenses of any special experts retained by CayCo in connection with such registration, and (ix) the fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration. CayCo shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders. Additionally, in an underwritten offering, all selling shareholders and CayCo shall bear the expenses of the Underwriter pro rata in proportion to the respective amount of shares each is selling in such offering.

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3.4         Information. The holders of Registrable Securities shall promptly provide such information as may reasonably be requested by CayCo, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with CayCo’s obligation to comply with Federal and applicable state securities Laws.

Article 4
INDEMNIFICATION AND CONTRIBUTION.

4.1         Indemnification by CayCo. CayCo agrees to indemnify and hold harmless each Holder and each other holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each Person, if any, who controls an Holder and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, a “Holder Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by CayCo of the Securities Act or any rule or regulation promulgated thereunder applicable to CayCo and relating to action or inaction required of CayCo in connection with any such registration; and CayCo shall promptly reimburse the Holder Indemnified Party for any legal and any other expenses reasonably incurred by such Holder Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or Action; provided, however, that CayCo will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to CayCo, in writing, by such selling Holder expressly for use therein, or is based on any selling Holder’s violation of the federal securities Laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.

4.2         Indemnification by Holders of Registrable Securities. Each selling Holder of Registrable Securities will, in the event that any registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling Holder, indemnify and hold harmless CayCo, each of its directors and officers, and each other selling Holder and each other Person, if any, who controls another selling Holder within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or Actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to CayCo by such selling Holder expressly for use therein, or is based on any selling Holder’s violation of the federal securities Laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus, and shall reimburse CayCo, its directors and officers, and each other selling Holder or controlling Person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or Action. Each selling Holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling Holder.

4.3         Conduct of Indemnification Proceedings. Promptly after receipt by any Person of any notice of any loss, claim, damage or liability or any Action in respect of which indemnity may be sought pursuant to Sections 4.1 or 4.2, such Person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other Person for indemnification hereunder, notify such other Person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or Action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have

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to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or Action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or Action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or Action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any Action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, which counsel is reasonably acceptable to the Indemnifying Party) to represent the Indemnified Party and its controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4         Contribution.

4.4.1      If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or Action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or Action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or Action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2      The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4.2 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4.1.

4.4.3      The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or Action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such Action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Article 5
RE-SALE RIGHT AND RULE 144 REPORTING

5.1         Re-Sale Right. CayCo shall, at its own cost, use its best efforts to assist the Holder in the sale or disposition of, and to enable the Holder to sell under Rule 144, the maximum number of its Registrable Securities, including, without limitation: (a) the prompt delivery of applicable instruction letters to CayCo’s transfer agent to remove legends from the Holder’s share certificates, (b) causing the prompt delivery of appropriate legal opinions from CayCo’s counsel in forms reasonably satisfactory to the Holder’s counsel, (c) if CayCo has depositary receipts listed or traded on any exchange or inter-dealer quotation system, (i) the prompt delivery of instruction letters to CayCo’s share registrar and depositary agent to convert the Holder’s securities into depositary receipts or vice

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versa, or similar instruments to be deposited in or transfer out of the Holder’s brokerage account(s), (ii) the prompt payment of all costs and fees related to such depositary facility, including conversion fees and maintenance fees for Registrable Securities held by the Holder, and (iii) taking any and all other steps necessary to facilitate the conversion into depositary receipts or similar instruments (for the avoidance of doubt, CayCo shall not be obligated to pay any American depositary share issuance or transfer fees or expenses and stock transfer taxes in relation to any sale or disposition of the Registrable Securities).

5.2         Rule 144 Reporting. CayCo agrees to: (a) make and keep public information available, as those terms are understood and defined in Rule 144, at all times; (b) file with the SEC in a timely manner all reports and other documents required of CayCo under the Securities Act and the Exchange Act; and (c) furnish to the Holder promptly upon request (i) a written statement by CayCo as to its compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, or its qualification as a registrant whose securities may be resold pursuant to Form F-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of CayCo, and (iii) such other reports and documents of CayCo as the Holder may reasonably request in availing itself of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to Form F-3.

Article 6
GOVERNANCE

6.1         Board of Directors.

6.1.1      Composition of the Board. At and following the Closing, each Holder, severally and not jointly, agrees with CayCo to take all Necessary Action to cause (x) the Board to be comprised of five (5) directors (provided that, the Board may, pursuant to unanimous resolution, increase the size of the Board from time to time); (y) one (1) of whom should be nominated by the Sponsor (the “Sponsor Directors”); and (z) at least three (3) of whom shall be Independent Directors. The Chairperson of the Board of Directors of CayCo shall serve in such capacity in accordance with the terms of CayCo’s Governing Documents.

6.1.2      Sponsor Representation. So long as the Sponsor Parties beneficially own any CayCo Ordinary Shares, CayCo shall take all Necessary Action to cause the individuals nominated by the Sponsor for election as directors pursuant to this Agreement to be elected at the applicable meetings of shareholders of CayCo.

6.1.3      Other Directors. All other directors not nominated pursuant to Section 6.1.2 shall be nominated by the Nominating and Corporate Governance Committee and approved by the Board or as required by applicable Law; provided that, at least three (3) of whom shall be Independent Directors.

6.1.4      Removal; Vacancies. The Sponsor shall have the exclusive right to (a) remove its nominees from the Board, and CayCo shall take all Necessary Action to cause the removal of any such nominee at the request of the Sponsor and (b) designate directors for election or appointment, as applicable, to the Board to fill vacancies created by reason of death, removal or resignation of its nominees to the Board, and CayCo shall take all Necessary Action to nominate or cause the Board to appoint, as applicable, replacement directors designated by the Sponsor to fill any such vacancies created pursuant to clause (a) or (b) above as promptly as practicable after such designation (and in any event prior to the next meeting or action of the Board or applicable committee).

6.1.5      Committees. In accordance with CayCo’s Governing Documents, (i) the Board shall establish and maintain committees of the Board for (x) Audit, (y) Compensation and (z) Nominating, and (ii) the Board may from time to time by resolution establish and maintain other committees of the Board. Subject to applicable Laws and stock exchange regulations, and subject to requisite independence requirements applicable to such committee, for so long as the Sponsor Parties beneficially own any CayCo Ordinary Shares, unless the Sponsor Parties otherwise agree in writing, CayCo shall take, and each Holder, severally and not jointly, agrees with CayCo and the Sponsor to take, all Necessary Action to have one (1) Sponsor Director appointed to serve on each committee of the Board.

6.1.6      Reimbursement of Expenses. CayCo shall reimburse the directors for all reasonable, out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and any committees thereof, including travel, lodging and meal expenses.

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6.1.7      Indemnification; Amendments. For so long as any Sponsor Director serves as a director of CayCo, (i) CayCo shall provide such Sponsor Director with the same expense reimbursement, benefits, indemnity, exculpation and other arrangements provided to the other directors of CayCo, (ii) CayCo shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting any Sponsor Director nominated pursuant to this Agreement as and to the extent consistent with applicable Law, CayCo’s Governing Documents and any indemnification agreements with directors (whether such right is contained in the Governing Documents or another document) (except to the extent such amendment or alteration permits CayCo to provide broader indemnification or exculpation rights on a retroactive basis than permitted prior thereto), and (iii) CayCo’s Governing Documents if the purpose of such amendment, alteration, repeal or waiver is to adversely affects the rights or obligations of the Sponsor or the Sponsor Director under to this Agreement.

6.2         CayCo Cooperation; Policies.

6.2.1      CayCo shall take all Necessary Action to cause the Board to consist of the number of directors specified in Section 6.1 and to include in the slate of nominees to be voted upon by the shareholders of CayCo the Persons designated for nomination to the Board in accordance with this Section 6.1. CayCo shall use the same level of efforts and provide the same level of support as is used and/or provided for the other director nominees of CayCo with respect to the applicable meeting of shareholders or action by written consent.

6.2.2      For so long as any Sponsor Director is serving or participating on the Board, (i) CayCo shall not implement or maintain any trading policy, equity ownership guidelines (including with respect to the use of Rule 10b5-1 plans and preclearance or notification to CayCo of any trades in CayCo’s securities) or similar guideline or policy with respect to the trading of securities of CayCo that applies to any shareholder of CayCo in its capacity as such or any shareholder’s affiliates (including a policy that limits, prohibits, or restricts any shareholder of CayCo or its affiliates from entering into any hedging or derivative arrangements), in each case other than any director designee of such shareholder (including in respect of the Sponsor, the Sponsor Directors) solely in his or her individual capacity, (ii) any share ownership requirement for the Sponsor Directors serving on the Board will be deemed satisfied by the securities owned by the Sponsor, the Sponsor Parties and/or their respective affiliates and under no circumstances shall any of such policies, procedures, processes, codes, rules, standards and guidelines impose any restrictions on the transfers of securities by the Sponsor, the Sponsor Parties or their respective affiliates, and (iii) under no circumstances shall any policy, procedure, code, rule, standard or guideline applicable to the Board be violated by any Sponsor Director (x) accepting an invitation to serve on another board of directors of a company whose principal lines(s) of business do not compete with the principal line(s) of business of CayCo or failing to notify an officer or director of CayCo prior to doing so, (y) receiving compensation from the Sponsor or its affiliates, or (z) failing to offer his or her resignation from the Board except as otherwise expressly provided in this Agreement, and, in each case of this Section 6.2.2(i), (ii) and (iii), it is agreed that any such policies in effect from time to time that purport to impose terms inconsistent with this Section 6.2.2 shall not apply to the extent inconsistent with this Section 6.2.2.

6.3         Sharing of Information. To the extent permitted by antitrust, competition or any other applicable Law, each of CayCo and the Holders agrees and acknowledges that the directors designated by the Sponsor may share confidential, non-public information about CayCo and its Subsidiaries (“Confidential Information”) with the Sponsor Parties. Each Sponsor Party recognizes that it, or its affiliates and representatives, has acquired or will acquire Confidential Information the use or disclosure of which could cause CayCo substantial loss and damages that could not be readily calculated and for which no remedy at law would be adequate. Accordingly, each Sponsor Party covenants and agrees with CayCo that it will not (and will cause its respective controlled affiliates and representatives not to) at any time, except with the prior written consent of CayCo, directly or indirectly, disclose any Confidential Information known to it to any third party, unless (a) such information becomes known to the public through no fault of such party, (b) disclosure is required by applicable Law (including any filing following the Closing with the Commission pursuant to applicable securities Laws) or court of competent jurisdiction or requested by a governmental or regulatory authority; provided that, (other than in the case of any required filing following the Closing with the Commission, or in connection with any routine audit or examination as described below) such Sponsor Party promptly notifies CayCo of such requirement or request, and takes commercially reasonable steps, at the sole cost and expense of CayCo, to minimize the extent of any such required disclosure, (c) such information was available or becomes available to such Sponsor Party before, on or after the Closing, without restriction, from a source (other than CayCo) without any breach of duty to CayCo or (d) such information was independently developed by such Sponsor Party, its affiliates or its representatives without the use of the Confidential Information. Notwithstanding the foregoing, nothing

Annex F-17

in this Agreement shall prohibit any Sponsor Party from disclosing Confidential Information (x) to any affiliate or representative of such Sponsor Party, or any limited partner, member or shareholder of any of the foregoing, provided that, such Person shall be bound by an obligation of confidentiality with respect to such Confidential Information, and such Sponsor Party shall be responsible for any breach of this Section 6.3 by any such Person, or (y) if such disclosure is made to a governmental or regulatory authority with jurisdiction over such Sponsor Party in connection with a routine audit or examination that is not specifically directed at CayCo or the Confidential Information, provided that, such Sponsor Party shall request that confidential treatment be accorded to any information so disclosed. No Confidential Information shall be deemed to be provided to any Person, including any affiliate of the Sponsor Parties unless such Confidential Information is actually provided to such Person.

6.4         Other Business Opportunities.

6.4.1      The parties expressly acknowledge and agree that to the fullest extent permitted by applicable Law: (i) the Sponsor (including (a) its affiliates, (b) any portfolio company in which it or any of its affiliates or investment fund affiliates have made a debt or equity investment (and vice versa), or (c) any of their respective limited partners, non-managing members (or other similar, direct or indirect investors) and the director nominees of the foregoing) has the right to, and shall have no duty (fiduciary, contractual or otherwise) not to, directly or indirectly engage in and possess interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business as CayCo or any of its Subsidiaries or deemed to be competing with CayCo or any of its Subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other Person, with no obligation to offer to CayCo or any of its Subsidiaries, or any other Holder or holder of share capital of CayCo the right to participate therein; (ii) the Sponsor (including (a) its affiliates, (b) any portfolio company in which it or any of its affiliates or investment fund affiliates have made a debt or equity investment (and vice versa) or (c) any of their respective limited partners, non-managing members (or other similar, direct or indirect investors) and the director nominees of the foregoing) may invest in, or provide services to, any Person that directly or indirectly competes with CayCo or any of its Subsidiaries; and (iii) in the event that the Sponsor (including (a) its affiliates, (b) any portfolio company in which it or any of its affiliates or investment fund affiliates have made a debt or equity investment (and vice versa) or (c) any of their respective limited partners, non-managing members (or other similar, direct or indirect investors) or any director nominee of the foregoing, respectively) acquires knowledge of a potential transaction or matter that may be a corporate or other business opportunity for CayCo or any of its Subsidiaries, such Person shall have no duty (fiduciary, contractual or otherwise) to communicate or present such corporate opportunity to CayCo or any of its Subsidiaries or any other Holder or holder of share capital of CayCo, as the case may be, and, notwithstanding any provision of this Agreement to the contrary, shall not be liable to CayCo or any of its Subsidiaries or any other Holder or holder of share capital of CayCo (or its respective affiliates) for breach of any duty (fiduciary, contractual or otherwise) by reason of the fact that such Person, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not present such opportunity to CayCo or any of its Subsidiaries or any other Holder or holder of share capital of CayCo (or its respective affiliates). For the avoidance of doubt, the parties acknowledge that this paragraph is intended to disclaim and renounce, to the fullest extent permitted by applicable Law, any right of CayCo or any of its Subsidiaries or any Holder, with respect to the matters set forth herein, and this paragraph shall be construed to effect such disclaimer and renunciation to the fullest extent permitted by Law.

6.4.2      Each of the parties hereby, to the fullest extent permitted by applicable Law:

(a)         confirms that none of the Sponsor nor any of its affiliates have any duty to CayCo or any of its Subsidiaries or to any other Holder other than the specific covenants and agreements set forth in this Agreement;

(b)         acknowledges and agrees that (a) in the event of any conflict of interest between CayCo or any of its Subsidiaries, on the one hand, and any of the Sponsor or any of its affiliates (or any director nominee of the foregoing acting in his or her capacity as such), on the other hand, the Sponsor or such applicable affiliates (or any director nominee of the foregoing acting in his or her capacity as a director) may act in its best interest, and (b) none of the Sponsor or any of its affiliates or any director nominee of the foregoing acting in his or her capacity as a director or observer, shall be obligated (1) to reveal to CayCo or any of its Subsidiaries confidential information belonging to or relating to the business of such Person or any of its affiliates, or (2) to recommend or take any action in its capacity as a direct or indirect shareholder or director, as the case may be, that prefers the interest of CayCo or its Subsidiaries over the interest of such Person; and

Annex F-18

(c)         waives any claim or cause of action against any of the Sponsor and any of its affiliates, and any officer, employee, agent or affiliate of any such Person that may from time to time arise in respect of a breach by any such Person of any duty or obligation disclaimed under this Section 6.4.

6.4.3      Each of the parties hereto agrees that the waivers, limitations, acknowledgments and agreements set forth in this Section 6.4 shall not apply to any alleged claim or cause of action against any of the Sponsor, based upon the breach or non-performance by such Person of this Agreement or any other agreement to which such Person is a party.

6.4.4      The provisions of this Section 6.4, to the extent that they restrict the duties and liabilities of any of the Sponsor or its affiliates or any director nominee of the foregoing otherwise existing at law or in equity, are agreed by the parties to replace such other duties and liabilities of the Sponsor or any of its affiliates or any director nominee of the foregoing to the fullest extent permitted by applicable Law.

6.5         Indemnification; Exculpation.

6.5.1      As an inducement for the Sponsor to enter into this Agreement and approve the transactions contemplated by the Business Combination Agreement, subject in each case to restrictions under applicable Law, CayCo will, and CayCo will cause each of its Subsidiaries to, jointly and severally indemnify, exonerate and hold the Sponsor and its direct and indirect partners, equityholders, members, managers, affiliates, directors, officers, shareholders, fiduciaries, managers, controlling Persons, employees, representatives and agents and each of the partners, equityholders, members, affiliates, directors, officers, fiduciaries, managers, controlling Persons, employees and agents of each of the foregoing (collectively, the “Sponsor Indemnitees”) free and harmless from and against any and all Actions, liabilities, losses, damages and costs and out-of-pocket expenses in connection therewith (including reasonable attorneys’ fees and expenses) incurred by the Sponsor Indemnitees or any of them before or after the date of this Agreement (collectively, the “Indemnified Liabilities”), arising out of any Action arising directly or indirectly out of, or in any way relating to, (i) any Sponsor’s or its affiliates’ ownership of equity securities of CayCo or any of its Subsidiaries or control of or ability to influence CayCo or any of its Subsidiaries (other than any such Indemnified Liabilities (x) to the extent such Indemnified Liabilities arise out of any breach of this Agreement by such Sponsor Indemnitee or its affiliates or other related Persons or, subject to applicable Law, the breach of any fiduciary or other duty or obligation of such Sponsor Indemnitee to its direct or indirect equityholders, creditors or affiliates, (y) to the extent such control or the ability to control CayCo or any of its Subsidiaries derives from such Sponsor’s or its affiliates’ capacity as an officer or director of CayCo or any of its Subsidiaries, or (z) to the extent such Indemnified Liabilities are directly caused by such Person’s willful misconduct), (ii) the business, operations, properties, assets or other rights or liabilities of CayCo or any of its Subsidiaries, or (iii) any services provided prior to, on or after the date of this Agreement by any Sponsor or its affiliates to CayCo any of its Subsidiaries; provided, however, that if and to the extent that the foregoing undertaking may be unavailable or unenforceable for any reason, CayCo will, and will cause its Subsidiaries to, make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable Law. For the purposes of this Section 6.5, none of the circumstances described in the limitations contained in the proviso in the immediately preceding sentence shall be deemed to apply absent a final non-appealable judgment of a court of competent jurisdiction to such effect, in which case to the extent any such limitation is so determined to apply to any Sponsor Indemnitee as to any previously advanced indemnity payments made by CayCo or any of its Subsidiaries, then such payments shall be promptly repaid by such Sponsor Indemnitee to CayCo and its Subsidiaries. The rights of any Sponsor Indemnitee to indemnification hereunder will be in addition to any other rights any such Person may have under any other agreement or instrument to which such Sponsor Indemnitee is or becomes a party or is or otherwise becomes a beneficiary or under Law or under the Governing Documents of CayCo or its Subsidiaries.

6.5.2      CayCo will, and will cause each of its Subsidiaries to, jointly and severally, reimburse any Sponsor Indemnitee for all reasonable costs and expenses (including reasonable attorneys’ fees and expenses and any other litigation-related expenses) as they are incurred in connection with investigating, preparing, pursuing, defending or assisting in the defense of any Action for which the Sponsor Indemnitee would be entitled to indemnification under the terms of this Section 6.5, or any action or proceeding arising therefrom, whether or not such Sponsor Indemnitee is a party thereto. CayCo or its Subsidiaries, in the defense of any Action for which a Sponsor Indemnitee would be entitled to indemnification under the terms of this Section 6.5, may, without the consent of such Sponsor Indemnitee, consent to the entry of any judgment or enter into any settlement, if and only if, it (i) includes as a term thereof the giving by the claimant or plaintiff therein to such Sponsor Indemnitee of an unconditional release from

Annex F-19

all liability with respect to such Action, (ii) does not impose any limitations (equitable or otherwise) on such Sponsor Indemnitee, and (iii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of such Sponsor Indemnitee, and provided that, the only penalty imposed in connection with such settlement is a monetary payment that will be paid in full by CayCo or its Subsidiaries.

6.5.3      CayCo acknowledges and agrees that CayCo shall, and to the extent applicable shall cause its Subsidiaries to, be fully and primarily responsible for the payment to any Sponsor Indemnitee in respect of Indemnified Liabilities in connection with any Jointly Indemnifiable Claims (as defined below), pursuant to and in accordance with (as applicable) the terms of (i) CayCo’s Governing Documents, each as amended, (ii) any director indemnification agreement, (iii) this Agreement, any other agreement between CayCo or any of its Subsidiaries and such Sponsor Indemnitee (or its affiliates) pursuant to which such Sponsor Indemnitee is indemnified, (v) the Laws of the jurisdiction of incorporation or organization of any Subsidiary of CayCo, and/or (vi) the Governing Documents of CayCo’s Subsidiaries ((i) through (vi) above, collectively, the “Indemnification Sources”), irrespective of any right of recovery such Sponsor Indemnitee (or its affiliates) may have from any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than CayCo, any of its Subsidiaries or the insurer under and pursuant to any insurance policy of CayCo or any of its Subsidiaries) from whom such Sponsor Indemnitee may be entitled to indemnification with respect to which, in whole or in part, CayCo or any of its Subsidiaries may also have an indemnification obligation (collectively, the “Indemnitee-Related Entities”). Under no circumstance shall CayCo or any of its Subsidiaries be entitled to any right of subrogation or contribution by the Indemnitee-Related Entities and no right of advancement or recovery any Sponsor Indemnitee may have from the Indemnitee-Related Entities shall reduce or otherwise alter the rights of such Sponsor Indemnitee or the obligations of CayCo or any of its Subsidiaries under the Indemnification Sources. In the event that any of the Indemnitee-Related Entities shall make any payment to any Sponsor Indemnitee in respect of indemnification with respect to any Jointly Indemnifiable Claim, (x) CayCo shall, and to the extent applicable shall cause its Subsidiaries to, reimburse the Indemnitee-Related Entity making such payment to the extent of such payment promptly upon written demand from such Indemnitee-Related Entity, (y) to the extent not previously and fully reimbursed by CayCo and/or any of its Subsidiaries pursuant to clause (x), the Indemnitee-Related Entity making such payment shall be subrogated to the extent of the outstanding balance of such payment to all of the rights of recovery of the Sponsor Indemnitee against CayCo and/or any of its Subsidiaries, as applicable, and (z) such Sponsor Indemnitee shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the Indemnitee-Related Entities effectively to bring suit to enforce such rights. Each party hereto agree that each of the Indemnitee-Related Entities shall be third-party beneficiaries with respect to this Section 6.5, entitled to enforce this Section 6.5.3 as though each such Indemnitee-Related Entity were a party to this Agreement. CayCo shall cause each of its Subsidiaries to perform the terms and obligations of this Section 6.5.3 as though each such Subsidiary were a party to this Agreement. For purposes of this Section 6.5.3, the term (“Jointly Indemnifiable Claims”) shall be broadly construed and shall include, without limitation, any Indemnified Liabilities for which any Sponsor Indemnitee shall be entitled to indemnification from both (1) CayCo and/or any of its Subsidiaries, pursuant to the Indemnification Sources, on the one hand, and (2) any Indemnitee-Related Entity pursuant to any other agreement between any Indemnitee-Related Entity and such Sponsor Indemnitee (or its affiliates), pursuant to which such Sponsor Indemnitee is indemnified, the Laws of the jurisdiction of incorporation or organization of any Indemnitee-Related Entity and/or the Governing Documents of any Indemnitee-Related Entity, on the other hand.

6.5.4      In no event shall any Sponsor Indemnitee be liable to CayCo or any of its Subsidiaries for any act, alleged act, omission or alleged omission that does not constitute willful misconduct or fraud of such Sponsor Indemnitee as determined by a final, non-appealable determination of a court of competent jurisdiction.

6.5.5      Notwithstanding anything to the contrary contained in this Agreement, for purposes of this Section 6.5, the term Sponsor Indemnitees shall not include any Sponsor or its any of its partners, equityholders, members, affiliates, directors, officers, fiduciaries, managers, controlling Persons, employees and agents or any of the partners, equityholders, members, affiliates, directors, officers, fiduciaries, managers, controlling Persons, employees and agents of any of the foregoing who is an officer or director of CayCo or any of its Subsidiaries in such capacity as officer or director. Such officers and directors are or will be subject to separate indemnification in such capacity through this Agreement and/or the Governing Documents and other agreements and instruments of CayCo and its Subsidiaries (including as contemplated in Section 6.1).

Annex F-20

6.5.6      The rights of any Sponsor Indemnitee to indemnification pursuant to this Section 6.5 will be in addition to any other rights any such Person may have under any other section of this Agreement or any other agreement or instrument to which such Sponsor Indemnitee is or becomes a party or is or otherwise becomes a beneficiary or under Law or under the Governing Documents of CayCo and its Subsidiaries.

Article 7
MISCELLANEOUS.

7.1         Other Registration Rights and Arrangements. SPAC represents and warrants that no Person, other than a SPAC Holder has any right to require CayCo to register any of CayCo Ordinary Shares for sale or to include CayCo Ordinary Shares in any registration filed by CayCo for the sale of shares for its own account or for the account of any other Person. The Company represents and warrants that no Person, other than a Company Holder has any right to require CayCo to register any of CayCo Ordinary Shares for sale or to include CayCo Ordinary Shares in any registration filed by CayCo for the sale of shares for its own account or for the account of any other Person. The Company and the Company Holders hereby terminate the Prior Company Agreement, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. SPAC and the SPAC Holders hereby terminate the Prior SPAC Agreement, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement.

7.2         Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations of CayCo hereunder may not be assigned or delegated by CayCo in whole or in part. This Agreement and the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by such holder of Registrable Securities in conjunction with and to the extent of any permitted transfer of Registrable Securities by any such holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any Persons that are not party hereto other than as expressly set forth in Article 4, Section 6.1.7, Section 6.5 and this Section 7.2. The rights of a holder of Registrable Securities under this Agreement may be transferred by such a holder to a transferee who acquires or holds Registrable Securities; provided, however, that such transferee has executed and delivered to CayCo a properly completed agreement, to be bound by the terms of this Agreement substantially in form, attached hereto as Exhibit A (an “Addendum Agreement”), and the transferor shall have delivered to CayCo, no later than thirty (30) days following the date of the transfer, written notification of such transfer setting forth the name of the transferor, the name and address of the transferee, and the number of Registrable Securities so transferred. The execution of an Addendum Agreement shall constitute a permitted amendment of this Agreement.

7.3         Amendments and Modifications. Upon the written consent of CayCo, the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment or modification hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of share capital of CayCo, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected; provided, further, that any amendment or modification to, or waiver of, Article 6 (including with respect to any defined term as used therein, whether or not such defined term is defined therein) that adversely affects any right granted to the Sponsor (including with respect to the Sponsor Director) shall require the prior written consent of the Sponsor. No course of dealing between any holder or CayCo and any other party hereto or any failure or delay on the part of a holder or CayCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any holder or CayCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

7.4         Term. This Agreement shall terminate upon the earlier of (i) the tenth (10th) anniversary of the date of this Agreement or (ii) the date as of which (a) all of the Registrable Securities have been sold, pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (b) the holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale; provided, further, that with respect to any Holder, such Holder will have no rights under this Agreement and all obligations of CayCo to

Annex F-21

such Holder under this Agreement shall terminate upon the earliest date (x) such Holder ceases to hold any Registrable Securities and (y) such Holder is permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale; provided, further, that notwithstanding the foregoing, the provisions of Article 6 (including with respect to any defined term as used therein, whether or not such defined term is defined therein) shall terminate on the date upon which the Sponsor no longer has the right to nominate or designate any individual to serve as a director of CayCo (including pursuant to Section 6.1.4). Notwithstanding anything herein to the contrary, the provisions of Section 6.1.7(ii), Section 6.4, Section 6.5 and Article 7 (including with respect to any defined term as used therein, whether or not such defined term is defined therein) shall survive, and remain in full force and effect following, any termination of this Agreement.

7.5         Notices. All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder, or which are given with respect to this Agreement, shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by email (with no automated reply, such as an out-of-office notification, no mail undeliverable notification or other rejection notice), or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses or email addresses (or to such other address or email address as a party may have specified by notice given to the other party pursuant to this provision):

If to CayCo:

Taiwan Color Optics, Inc.
4F., No.32, Keya Rd., Daya Dist., Taichung City, Taiwan

Attention:  Mr. Y.P. Chang, President

Email:        ypchang@tcog.com.tw

with a copy (which will not constitute actual or constructive notice) to:

Landi Law Firm

Attention:  Mr. Francis Chang

Email:        FC@landilawyer.com.tw

If to a Holder, to the address set forth under such Holder’s signature to this Agreement or to such Holder’s address as found in CayCo’s books and records.

7.6         Governing Law; Jurisdiction. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction. All legal proceedings arising under the Laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such legal proceedings, they shall be heard and determined exclusively in the Supreme Court of the State of New York, Commercial Division, sitting in the Borough of Manhattan of The City of New York (and any appellate court therefrom). Each of the parties hereto agrees that mailing of process or other papers in connection with any such legal proceedings in the manner provided in Section 7.5 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (i) submits to the exclusive jurisdiction of the aforesaid courts for the purpose of any legal proceeding arising under the Laws of the State of New York out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any legal proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 7.6.

Annex F-22

7.7         WAIVER OF TRIAL BY JURY. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

7.8         Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, including without limitation the Prior Company Agreement and the Prior SPAC Agreement.

7.9         Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

7.10       Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.11       Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach or threaten to breach such provisions. The parties acknowledge and agree that the parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof. Without limiting the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) there is adequate remedy at law, or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

[Signature Page Follows]

Annex F-23

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

SEMILUX INTERNATIONAL LTD.
By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

Annex F-24

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

TAIWAN COLOR OPTICS, INC.
By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

Annex F-25

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

CHENGHE ACQUISITION CO.
By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

Annex F-26

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

HOLDER:

Name:

[Signature Page to Investor Rights Agreement]

Annex F-27

SCHEDULE I

COMPANY HOLDERS

Annex F-28

SCHEDULE II

SPAC HOLDERS

Annex F-29

EXHIBIT A

Addendum Agreement

This Addendum Agreement (“Addendum Agreement”) is executed on               , 20            , by the undersigned (the “New Holder”) pursuant to the terms of that certain Investor Rights Agreement dated as of                  , 20            (the “Agreement”), by and among CayCo and the other parties thereto, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Addendum Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Addendum Agreement, the New Holder agrees as follows:

1.           Acknowledgment. New Holder acknowledges that New Holder is acquiring certain CayCo Ordinary Shares (the “Shares”) as a transferee of such Shares from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered an “Holder” and a holder of Registrable Securities for all purposes under the Agreement.

2.           Agreement. New Holder hereby (a) agrees that the Shares shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.

3.           Notice. Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.

NEW HOLDER:	ACCEPTED AND AGREED
Print Name:	SEMILUX INTERNATIONAL LTD.
By:	By:

Annex F-30

Annex G

Registrar of Companies
Government Administration Building
133 Elgin Avenue
George Town
Grand Cayman

Chenghe Acquisition Co. (ROC# 373991) (the “Company”)

TAKE NOTICE that at the Extraordinary General Meeting of the Company held on 26 July 2023, the following special resolutions were passed:

Proposal No. 1 — The Extension Amendment Proposal

The Chairman noted that it was proposed that the Shareholders consider and vote upon a proposal to approve by special resolution the amendment of the MAA and in connection therewith to adopt the following resolution:

RESOLVED, as a special resolution, that the MAA be amended by deleting Articles 51.7, 51.8 and 51.9 in their entirety and replacing them with the following:

“51.7 In the event that the Company does not consummate a Business Combination within 18 months from the consummation of the IPO (or up to 24 months without the need for any further action, approvals or resolutions by or from the shareholders if such date is extended by the Company (acting by the Directors) as set forth below), or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)     cease all operations except for the purpose of winding up;

(b)    as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay distribution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)     as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

Notwithstanding the foregoing or any other provisions of the Articles, in the event that the Company has not consummated a Business Combination within 18 months from the consummation of the IPO, the Company may, without the need for any further action, approvals or resolutions by or from the shareholders, elect to extend the date to consummate the Business Combination on a monthly basis for up to six times by an additional one month each time after the eighteenth (18th) month from the consummation of the IPO, by resolution of the Directors, prior to the last day of such extended month, until 24 months from the consummation of the IPO. For the avoidance of doubt, the Company may decide to terminate each extended monthly period, provided that the Company shall have deposited into the Trust Account, for such extended monthly period, the lesser of (a) US$100,000 and (b) US$0.025 for each Public Share that has not been redeemed as of August 2, 2023.

www.verify.gov.ky File#: 373991	Filed: 28-Jul-2023 10:36 EST Auth Code: J50032905992
Annex G-1

51.8  In the event that any amendment is made to the Articles:

(a)     to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination on or before 18 months from the consummation of the IPO (or, if the Board has resolved to extend the period of time to consummate a Business Combination as described in Article 51.7, by up to 24 months from the consummation of the IPO); or

(b)    with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued and outstanding Public Shares.

51.9  [Reserved].”

Proposal No. 2 — The Founder Share Amendment Proposal

The Chairman noted that it was proposed that the Shareholders consider and vote upon a proposal to approve by special resolution the amendment of the MAA and in connection therewith to adopt the following resolution:

RESOLVED, as a special resolution, that the MAA be amended by deleting Article 17.2 in its entirety and replacing it with the following:

“17.2 Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) at any time before or concurrently with or immediately following the consummation of a Business Combination at the option of the holders thereof.”

RESOLVED, as a special resolution, that the MAA be amended by deleting Article 51.11 in its entirety and replacing it with the following:

“51.11 Except in circumstances where Class A Shares are issued in connection with a conversion pursuant to Article 17.2 hereof where the holders of such shares have waived any right to receive funds from the Trust Account, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)     receive funds from the Trust Account; or

(b)    vote as a class with Public Shares on a Business Combination.”

Vanessa Ramoon-Narcisse Senior Corporate Administrator for and on behalf of Maples Corporate Services Limited Dated this 28th day of July 2023

www.verify.gov.ky File#: 373991	Filed: 28-Jul-2023 10:36 EST Auth Code: J50032905992
Annex G-2

Registrar of Companies
Government Administration Building
133 Elgin Avenue
George Town
Grand Cayman

Chenghe Acquisition Co. (ROC # 373991) (the “Company”)

TAKE NOTICE that by written resolution of the shareholders of the Company dated 27 April 2022, the following special resolution was passed:

1       Adoption of Amended and Restated Memorandum and Articles of Association

It is resolved as a special resolution that, with effect from the effective time and date of the Company’s Registration Statement on Form 8-A as filed with the United States Securities and Exchange Commission, the memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the amended and restated memorandum and articles of association annexed hereto and the registered office provider of the Company be authorised to attend to the filing of the amended and restated memorandum and articles of association with the Registrar of Companies in the Cayman Islands.

Sophia Marsh Senior Corporate Administrator for and on behalf of Maples Corporate Services Limited Dated this 29th day of April 2022

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Annex G-3

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
CHENGHE ACQUISITION CO.
(ADOPTED BY SPECIAL RESOLUTION DATED 27 APRIL 2022 AND EFFECTIVE ON 27 APRIL 2022)

www.verify.gov.ky File#: 373991	Filed: 28-Jul-2023 10:36 EST Auth Code: J50032905992
Annex G-4

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
CHENGHE ACQUISITION CO.
(ADOPTED BY SPECIAL RESOLUTION DATED 27 APRIL 2022 AND EFFECTIVE ON 27 APRIL 2022)

1       The name of the Company is Chenghe Acquisition Co.

2       The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3       The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4       The liability of each Member is limited to the amount unpaid on such Member’s shares.

5       The share capital of the Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

6       The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7       Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

www.verify.gov.ky File#: 373991	Filed: 28-Jul-2023 10:36 EST Auth Code: J50032905992
Annex G-5

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
CHENGHE ACQUISITION CO.
(ADOPTED BY SPECIAL RESOLUTION DATED 27 APRIL 2022 AND EFFECTIVE ON 27 APRIL 2022)

1       Interpretation

1.1    In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”

in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”

means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.

“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Business Combination”

means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the securities of the Company are listed on the Nasdaq Global Market, must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations; and (c) must not be effectuated with any target business based in or with its principal business operations in Mainland China, Hong Kong or Macau.

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Annex G-6

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“Clearing House”

means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Company”	means the above named company.

“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).

“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Global Market.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Communication”

means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“Equity-linked Securities”

means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”

means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.

“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

“IPO”	means the Company’s initial public offering of securities.

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Annex G-7

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the amended and restated memorandum of association of the Company.

“Minimum Member”

means a Member meeting the minimum requirements set forth for eligible members to submit proposals under Rule 14a-8 of the Exchange Act or any applicable rules thereunder as may be amended or promulgated thereunder from time to time.

“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Officer”	means a person appointed to hold an office in the Company.

“Ordinary Resolution”

means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”

means the option of the Underwriters to purchase up to an additional 15 per cent of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.

“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.

“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Representative”	means a representative of the Underwriters.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.

“Share”	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.

“Special Resolution”	subject to Article 31.4 and Article 49.1, has the same meaning as in the Statute, and includes a unanimous written resolution.

“Sponsor”	means Chenghe Investment Co., a Cayman Islands exempted company, and its successors or assigns.

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Annex G-8

“Statute”	means the Companies Act (As Revised) of the Cayman Islands.

“Tax Filing Authorised Person”	means such person as any Director shall designate from time to time, acting severally.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“Trust Account”

means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2    In the Articles:

(a)     words importing the singular number include the plural number and vice versa;

(b)    words importing the masculine gender include the feminine gender;

(c)     words importing persons include corporations as well as any other legal or natural person;

(d)    “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)     “shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)     references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)    any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)    the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)     headings are inserted for reference only and shall be ignored in construing the Articles;

(j)     any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)    any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)     sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)   the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)    the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

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Annex G-9

2       Commencement of Business

2.1    The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2    The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3       Issue of Shares and other Securities

3.1    Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

3.2    The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3    The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the Representative(s) determines that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K with the Securities and Exchange Commission and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4    The Company shall not issue Shares to bearer.

4       Register of Members

4.1    The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2    The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5       Closing Register of Members or Fixing Record Date

5.1    For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the

www.verify.gov.ky File#: 373991	Filed: 29-Apr-2022 12:21 EST Auth Code: A46846774050
Annex G-10

rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2    In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3    If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6       Certificates for Shares

6.1    A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2    The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3    If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4    Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5    Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

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Annex G-11

7       Transfer of Shares

7.1    Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

7.2    The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8       Redemption, Repurchase and Surrender of Shares

8.1    Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)     Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)    Class B Shares held by the Sponsor shall be surrendered by the Sponsor for no consideration on a pro rata basis to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20 per cent of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)     Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

8.2    Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3    The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4    The Directors may accept the surrender for no consideration of any fully paid Share.

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Annex G-12

9       Treasury Shares

9.1    The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2    The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10     Variation of Rights of Shares

10.1  Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2  For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3  The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11     Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12     Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13     Lien on Shares

13.1  The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any

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other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2  The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3  To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4  The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14     Call on Shares

14.1  Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2  A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3  The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4  If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5  An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6  The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

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14.7  The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8  No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15     Forfeiture of Shares

15.1  If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2  If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3  A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4  A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5  A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6  The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16     Transmission of Shares

16.1  If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

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16.2  Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3  A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17     Class B Ordinary Share Conversion

17.1  The rights attaching to the Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article, the Appointment and Removal of Directors Article and Transfer by Way of Continuation Article hereof) with the exception that the holder of a Class B Share shall have the conversion rights referred to in this Article.

17.2  Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) concurrently with or immediately following the consummation of a Business Combination.

17.3  Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued, or deemed issued, by the Company in excess of the amounts offered in the IPO and related to the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares concurrently with or immediately following the consummation of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, on an as-converted basis, in the aggregate, 20 per cent of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO (including any Class A Shares issued pursuant to the Over-Allotment Option and excluding any Class A Shares underlying the private placement warrants issued to the Sponsor) plus all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination, excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor, or its Affiliates upon conversion of working capital loans made to the Company.

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17.4  Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5  The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6  Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7  References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8  Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

18     Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1  The Company may by Ordinary Resolution:

(a)     increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)    consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)     convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)    by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)     cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

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18.2  All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3  Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 31.4 and Article 49.1, the Company may by Special Resolution:

(a)     change its name;

(b)    alter or add to the Articles;

(c)     alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)    reduce its share capital or any capital redemption reserve fund.

19     Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20     General Meetings

20.1  All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2  The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3  The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and, for the avoidance of doubt, Members shall not have the ability to call general meetings.

21     Notice of General Meetings

21.1  At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)     in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)    in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

21.2  The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

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22     Advance Notice for Business

22.1  At each annual general meeting, the Members shall appoint the Directors then subject to appointment in accordance with the procedures set forth in the Articles and subject to the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. At any such annual general meeting any other business properly brought before the annual general meeting may be transacted.

22.2  To be properly brought before an annual general meeting, business (other than nominations of Directors, which must be made in compliance with, and shall be exclusively governed by, Article 29) must be:

(a)     specified in the notice of the annual general meeting (or any supplement thereto) given to Members by or at the direction of the Directors in accordance with the Articles;

(b)    otherwise properly brought before the annual general meeting by or at the direction of the Directors; or

(c)     otherwise properly brought before the annual general meeting by a Member who:

(i)     is a Minimum Member at the time of giving of the notice provided for in this Article and at the time of the annual general meeting;

(ii)    is entitled to vote at such annual general meeting; and

(iii)   complies with the notice procedures set forth in this Article.

22.3  For any such business to be properly brought before any annual general meeting pursuant to Article 22.2(c), the Member must have given timely notice thereof in writing, either by personal delivery or express or registered mail (postage prepaid), to the Company not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the one-year anniversary of the date of the annual general meeting for the immediately preceding year. However, in the event that the date of the annual general meeting is more than 30 days before or after such anniversary date, in order to be timely, a Member’s notice must be received by the Company not later than the later of: (x) the close of business 90 days prior to the date of such annual general meeting; and (y) if the first public announcement of the date of such advanced or delayed annual general meeting is less than 100 days prior to such date, 10 days following the date of the first public announcement of the annual general meeting date. In no event shall the public announcement of an adjournment or postponement of an annual general meeting, or such adjournment or postponement, commence a new time period or otherwise extend any time period for the giving of a Member’s notice as described herein.

22.4  Any such notice of other business shall set forth as to each matter the Member proposes to bring before the annual general meeting:

(a)     a brief description of the business desired to be brought before the annual general meeting, the reasons for conducting such business at the annual general meeting and the text of any proposal regarding such business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the Articles, the text of the proposed amendment), which shall not exceed 1,000 words;

(b)    as to the Member giving notice and any beneficial owner on whose behalf the proposal is made:

(i)     the name and address of such Member (as it appears in the Register of Members) and such beneficial owner on whose behalf the proposal is made;

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(ii)    the class and number of Shares which are, directly or indirectly, owned beneficially or of record by any such Member and by such beneficial owner, respectively, or their respective Affiliates (naming such Affiliates), as at the date of such notice;

(iii)   a description of any agreement, arrangement or understanding (including, without limitation, any swap or other derivative or short positions, profit interests, options, hedging transactions, and securities lending or borrowing arrangement) to which such Member or any such beneficial owner or their respective Affiliates is, directly or indirectly, a party as at the date of such notice: (x) with respect to any Shares; or (y) the effect or intent of which is to mitigate loss to, manage the potential risk or benefit of share price changes (increases or decreases) for, or increase or decrease the voting power of such Member or beneficial owner or any of their Affiliates with respect to Shares or which may have payments based in whole or in part, directly or indirectly, on the value (or change in value) of any Shares (any agreement, arrangement or understanding of a type described in this Article 22.4(b)(iii), a “Covered Arrangement”); and

(iv)   a representation that the Member is a holder of record of Shares entitled to vote at such annual general meeting and intends to appear in person or by proxy at the annual general meeting to propose such business;

(c)     a description of any direct or indirect material interest by security holdings or otherwise of the Member and of any beneficial owner on whose behalf the proposal is made, or their respective Affiliates, in such business (whether by holdings of securities, or by virtue of being a creditor or contractual counterparty of the Company or of a third party, or otherwise) and all agreements, arrangements and understandings between such Member or any such beneficial owner or their respective Affiliates and any other person or persons (naming such person or persons) in connection with the proposal of such business by such Member;

(d)    a representation whether the Member or the beneficial owner intends or is part of a Group which intends:

(i)     to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Ordinary Shares (or other Shares) required to approve or adopt the proposal; and/or

(ii)    otherwise to solicit proxies from Members in support of such proposal;

(e)     an undertaking by the Member and any beneficial owner on whose behalf the proposal is made to:

(i)     notify the Company in writing of the information set forth in Articles 22.4(b)(ii), (b)(iii) and (c) above as at the record date for the annual general meeting promptly (and, in any event, within five business days) following the later of the record date or the date notice of the record date is first disclosed by public announcement; and

(ii)    update such information thereafter within two business days of any change in such information and, in any event, as at close of business on the day preceding the meeting date; and

(f)     any other information relating to such Member, any such beneficial owner and their respective Affiliates that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, such proposal pursuant to section 14 of the Exchange Act, to the same extent as if the Shares were registered under the Exchange Act.

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22.5  Notwithstanding anything to the contrary, the notice requirements set forth herein with respect to the proposal of any business pursuant to this Article, other than nominations for Directors which must be made in compliance with, and shall be exclusively governed by Article 29, shall be deemed satisfied by a Member if such Member has submitted a proposal to the Company in compliance with Rule 14a-8 of the Exchange Act and such Member’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the annual general meeting; provided, that such Member shall have provided the information required by Article 22.4; provided, further, that the information required by Article 22.4(b) may be satisfied by providing the information to the Company required pursuant to Rule 14a-8(b) of the Exchange Act.

22.6  Notwithstanding anything in the Articles to the contrary:

(a)     no other business brought by a Member (other than the nominations of Directors, which must be made in compliance with, and shall be exclusively governed by Article 29) shall be conducted at any annual general meeting except in accordance with the procedures set forth in this Article; and

(b)    unless otherwise required by Applicable Law and the rules of any applicable stock exchange or quotation system on which Shares may be then listed or quoted, if a Member intending to bring business before an annual general meeting in accordance with this Article does not: (x) timely provide the notifications contemplated by Article 22.4(e) above; or (y) timely appear in person or by proxy at the annual general meeting to present the proposed business, such business shall not be transacted, notwithstanding that proxies in respect of such business may have been received by the Company or any other person or entity.

22.7  Except as otherwise provided by Applicable Law or the Articles, the chairman or co-chairman of any annual general meeting shall have the power and duty to determine whether any business proposed to be brought before an annual general meeting was proposed in accordance with the foregoing procedures (including whether the Member solicited or did not so solicit, as the case may be, proxies in support of such Member’s proposal in compliance with such Member’s representation as required by Article 22.4(d)) and if any business is not proposed in compliance with this Article, to declare that such defective proposal shall be disregarded. The requirements of this Article shall apply to any business to be brought before an annual general meeting by a Member other than nominations of Directors (which must be made in compliance with, and shall be exclusively governed by Article 29) and other than matters properly brought under Rule 14a-8 of the Exchange Act. For purposes of the Articles, “public announcement” shall mean:

(a)     prior to the IPO, notice of the annual general meeting given to Members by or at the direction of the Directors in accordance with the procedures set forth in the Articles; and

(b)    on and after the IPO, disclosure in a press release of the Company reported by the Dow Jones News Service, Associated Press or comparable news service or in a document publicly filed or furnished by the Company with or to the Securities and Exchange Commission pursuant to section 13, 14 or 15(b) of the Exchange Act.

22.8  Nothing in this Article shall be deemed to affect any rights of:

(a)     Members to request inclusion of proposals in the Company’s proxy statement pursuant to applicable rules and regulations under the Exchange Act; or

(b)    the holders of any class of Preference Shares, or any other class of Shares authorised to be issued by the Company, to make proposals pursuant to any applicable provisions thereof.

22.9  Notwithstanding the foregoing provisions of this Article, a Member shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Article, if applicable.

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23     Proceedings at General Meetings

23.1    No business shall be transacted at any general meeting unless a quorum is present. The holders of one-third of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

23.2    A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

23.3    A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

23.4    If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

23.5    The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

23.6    If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

23.7    The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

23.8    When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

23.9    If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

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23.10  When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

23.11  A resolution put to the vote of the meeting shall be decided on a poll.

23.12  A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

23.13  A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

23.14  In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

24       Votes of Members

24.1    Subject to any rights or restrictions attached to any Shares, including as set out at Article 31.4, every Member present in any such manner shall have one vote for every Share of which he is the holder.

24.2    In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

24.3    A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

24.4    No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

24.5    No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

24.6    Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

24.7    A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

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25     Proxies

25.1  The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

25.2  The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

25.3  The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

25.4  The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

25.5  Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

26     Corporate Members

26.1  Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

26.2  If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

27     Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

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28     Directors

28.1  There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

28.2  The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand appointed for a term expiring at the Company’s first annual general meeting, the Class II Directors shall stand appointed for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand appointed for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

29     Nominations of Directors

29.1  Subject to Article 31.1, nominations of persons for appointment as Directors may be made at an annual general meeting only by:

(a)     the Directors; or

(b)    by any Member who:

(i)     is a Minimum Member at the time of giving of the notice provided for in this Article and at the time of the annual general meeting;

(ii)    is entitled to vote for the appointments at such annual general meeting; and

(iii)   complies with the notice procedures set forth in this Article (notwithstanding anything to the contrary set forth in the Articles, this Article 29.1(b) shall be the exclusive means for a Member to make nominations of persons for appointment of Directors at an annual general meeting).

29.2  Any Member entitled to vote for the elections may nominate a person or persons for appointment as Directors only if written notice of such Member’s intent to make such nomination is given in accordance with the procedures set forth in this Article, either by personal delivery or express or registered mail (postage prepaid), to the Company not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the one-year anniversary of the date of the annual general meeting for the immediately preceding year. However, in the event that the date of the annual general meeting is more than 30 days before or after such anniversary date, in order to be timely, a Member’s notice must be received by the Company not later than the later of: (x) the close of business 90 days prior to the date of such annual general meeting; and (y) if the first public announcement of the date of such advanced or delayed annual general meeting is less than 100 days prior to such date, 10 days following the date of the first public announcement of the annual general meeting date. In no event shall the public announcement of an adjournment or postponement of an annual general meeting, or such adjournment or postponement, commence a new time period or otherwise extend any time period for the giving of a Member’s notice as described herein. Members may nominate a person or persons (as the case may be) for appointment as Directors only as provided in this Article and only for such class(es) as are specified in the notice of annual general meeting as being up for appointment at such annual general meeting.

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29.3  Each such notice of a Member’s intent to make a nomination of a Director shall set forth:

(a)     as to the Member giving notice and any beneficial owner on whose behalf the nomination is made:

(i)     the name and address of such Member (as it appears in the Register of Members) and any such beneficial owner on whose behalf the nomination is made;

(ii)    the class and number of Shares which are, directly or indirectly, owned beneficially and of record by such Member and any such beneficial owner, respectively, or their respective Affiliates (naming such Affiliates), as at the date of such notice;

(iii)   a description of any Covered Arrangement to which such Member or beneficial owner, or their respective Affiliates, directly or indirectly, is a party as at the date of such notice;

(iv)   any other information relating to such Member and any such beneficial owner that would be required to be disclosed in a proxy statement in connection with a solicitation of proxies for the appointment of Directors in a contested election pursuant to section 14 of the Exchange Act; and

(v)    a representation that the Member is a holder of record of Shares entitled to vote at such annual general meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in such Member’s notice;

(b)    a description of all arrangements or understandings between the Member or any beneficial owner, or their respective Affiliates, and each nominee or any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Member;

(c)     a representation whether the Member or the beneficial owner is or intends to be part of a Group which intends:

(i)     to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Ordinary Shares (or other Shares) required to appoint the Director or Directors nominated; and/or

(ii)    otherwise to solicit proxies from Members in support of such nomination or nominations;

(d)    as to each person whom the Member proposes to nominate for appointment or re-appointment as a Director:

(i)     all information relating to such person as would have been required to be included in a proxy statement filed in connection with a solicitation of proxies for the appointment of Directors in a contested election pursuant to section 14 of the Exchange Act;

(ii)    a description of any Covered Arrangement to which such nominee or any of his Affiliates is a party as at the date of such notice

(iii)   the written consent of each nominee to being named in the proxy statement as a nominee and to serving as a Director if so appointed; and

(iv)   whether, if appointed, the nominee intends to tender any advance resignation notice(s) requested by the Directors in connection with subsequent elections, such advance resignation to be contingent upon the nominee’s failure to receive a majority vote and acceptance of such resignation by the Directors; and

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(e)     an undertaking by the Member of record and each beneficial owner, if any, to (i) notify the Company in writing of the information set forth in Articles 29.3(a)(ii), (a)(iii), (b) and (d) above as at the record date for the annual general meeting promptly (and, in any event, within five business days) following the later of the record date or the date notice of the record date is first disclosed by public announcement and (ii) update such information thereafter within two business days of any change in such information and, in any event, as at close of business on the day preceding the meeting date.

29.4  No person shall be eligible for appointment as a Director unless nominated in accordance with the procedures set forth in the Articles. Except as otherwise provided by Applicable Law or the Articles, the chairman or co-chairman of any annual general meeting to appointment Directors or the Directors may, if the facts warrant, determine that a nomination was not made in compliance with the foregoing procedure or if the Member solicits proxies in support of such Member’s nominee(s) without such Member having made the representation required by Article 29.3(c); and if the chairman, co-chairman or the Directors should so determine, it shall be so declared to the annual general meeting, and the defective nomination shall be disregarded. Notwithstanding anything in the Articles to the contrary, unless otherwise required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, if a Member intending to make a nomination at an annual general meeting in accordance with this Article does not:

(a)     timely provide the notifications contemplated by of Article 29.3(e); or

(b)    timely appear in person or by proxy at the annual general meeting to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Company or any other person or entity.

29.5  Notwithstanding the foregoing provisions of this Article, any Member intending to make a nomination at an annual general meeting in accordance with this Article, and each related beneficial owner, if any, shall also comply with all requirements of the Exchange Act and the rules and regulations thereunder applicable to the same extent as if the Shares were registered under the Exchange Act with respect to the matters set forth in the Articles; provided, however, that any references in the Articles to the Exchange Act are not intended to and shall not limit the requirements applicable to nominations made or intended to be made in accordance with Article 29.1(b).

29.6  Nothing in this Article shall be deemed to affect any rights of the holders of any class of Preference Shares, or any other class of Shares authorised to be issued by the Company, to appoint Directors pursuant to the terms thereof.

29.7  To be eligible to be a nominee for appointment or re-appointment as a Director pursuant to Article 29.1(b), a person must deliver (not later than the deadline prescribed for delivery of notice) to the Company a written questionnaire prepared by the Company with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Company upon written request) and a written representation and agreement (in the form provided by the Company upon written request) that such person:

(a)     is not and will not become a party to:

(i)     any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if appointed as a Director, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Company; or

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(ii)    any Voting Commitment that could limit or interfere with such person’s ability to comply, if appointed as a Director, with such person’s duties under Applicable Law;

(b)    is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed therein;

(c)     in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if appointed as a Director, and will comply with, Applicable Law and corporate governance, conflict of interest, confidentiality and share ownership and trading policies and guidelines of the Company that are applicable to Directors generally; and

(d)    if appointed as a Director, will act in the best interests of the Company and not in the interest of any individual constituency. The Nominating and Corporate Governance Committee shall review all such information submitted by the Member with respect to the proposed nominee and determine whether such nominee is eligible to act as a Director. The Company and the Nominating and Corporate Governance Committee may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent Director or that could be material to a reasonable Member’s understanding of the independence, or lack thereof, of such nominee.

29.8  At the request of the Directors, any person nominated for appointment as a Director shall furnish to the Company the information that is required to be set forth in a Members’ notice of nomination pursuant to this Article.

29.9  Any Member proposing to nominate a person or persons for appointment as Director shall be responsible for, and bear the costs associated with, soliciting votes from any other voting Member and distributing materials to such Members prior to the annual general meeting in accordance with the Articles and applicable rules of the Securities and Exchange Commission. A Member shall include any person or persons such Member intends to nominate for appointment as Director in its own proxy statement and proxy card.

30     Powers of Directors

30.1  Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

30.2  All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

30.3  The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

30.4  The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

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31     Appointment and Removal of Directors

31.1  Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

31.2  The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

31.3  After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

31.4  Prior to the closing of a Business Combination, Article 31.1 may only be amended by a Special Resolution passed by at least 90 per cent of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

32     Vacation of Office of Director

The office of a Director shall be vacated if:

(a)     the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)    the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)    the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)    the Director is found to be or becomes of unsound mind; or

(e)     all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

33     Proceedings of Directors

33.1  The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.

33.2  Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall not have a second or casting vote.

33.3  A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

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33.4  A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

33.5  A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

33.6  The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

33.7  The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

33.8  All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

33.9  A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

34     Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

35     Directors’ Interests

35.1  A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

35.2  A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

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35.3  A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

35.4  No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

35.5  A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

36     Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

37     Delegation of Directors’ Powers

37.1  The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

37.2  The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

37.3  The Directors may adopt formal written charters for committees. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to

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time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

37.4  The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

37.5  The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

37.6  The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

38     No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

39     Remuneration of Directors

39.1  The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

39.2  The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

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40     Seal

40.1  The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

40.2  The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

40.3  A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

41     Dividends, Distributions and Reserve

41.1  Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

41.2  Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

41.3  The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

41.4  The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

41.5  Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

41.6  The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

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41.7  Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

41.8  No Dividend or other distribution shall bear interest against the Company.

41.9  Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

42     Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

43     Books of Account

43.1  The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

43.2  The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

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43.3  The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

44     Audit

44.1  The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

44.2  Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

44.3  If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

44.4  The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

44.5  If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

44.6  Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

44.7  Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

44.8  At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

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45     Notices

45.1  Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

45.2  Where a notice is sent by:

(a)     courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)    post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)     cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)    e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)     placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

45.3  A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

45.4  Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

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46     Winding Up

46.1  If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)     if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)    if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

46.2  If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

47     Indemnity and Insurance

47.1  Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

47.2  The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

47.3  The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

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48     Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

49     Transfer by Way of Continuation

49.1  Prior to the closing of a Business Combination, if the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution of the holders of the Class B Shares, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands. The Company may also, with the approval of a Special Resolution of the holders of the Class B Shares, amend the Memorandum and Articles if required to facilitate the Company transferring by way of continuation in a jurisdiction outside the Cayman Islands. For the avoidance of doubt, prior to the closing of a Business Combination, holders of Class A Shares shall have no right to vote on the transfer by way of continuation in a jurisdiction outside the Cayman Islands or to vote on any amendment to the Memorandum and Articles to facilitate the Company transferring by way of continuation in a jurisdiction outside the Cayman Islands under this Article 49.

49.2  After the closing of a Business Combination, if the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

50     Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

51     Business Combination

51.1  Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

51.2  Prior to the consummation of a Business Combination, the Company shall either:

(a)     submit such Business Combination to its Members for approval; or

(b)    provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 either immediately prior to, or upon consummation of, our initial business combination. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.

51.3  If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required

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under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

51.4  At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

51.5  Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 20 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote on the proposal to approve a Business Combination and comply with any other applicable requirements provided for in the related proxy materials. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and in connection with its consummation. The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).

51.6  A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

51.7  In the event that the Company does not consummate a Business Combination within 15 months from the consummation of the IPO, upon the request of the Sponsor (or any of its affiliates or designees), the board of Directors shall pass a resolution to extend the period of time to consummate a Business Combination up to three times, each by an additional 3 months (for an aggregate of 9 additional months) (each an “Extension Period”), provided that:

(a)     the Sponsor (or any of its affiliates or designees) provide a five-business day advance notice prior to the date of the applicable deadline for consummating a Business Combination;

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(b)    the Sponsor (or any of its affiliates or designees) pay into the Trust Account an additional $0.10 per Public Share for each such Extension Period, $0.20 per Public Share for 6 months of Extension Periods, or $0.30 per Public Share for full 9 months of Extension Periods, in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a Business Combination; and

(c)     the procedures relating to any such Extension Period, as set forth in the Investment Management Trust Agreement between the Company and Continental Stock Transfer & Trust Company, shall have been complied with.

The gross proceeds from the issuance of such promissory note shall be held in the Trust Account and used to fund the redemption of the Public Shares in accordance with Article 51.5.

If the Company consummates a Business Combination during an Extension Period, such promissory note shall be repaid from funds which are released to the Company from the Trust Account, or at the option of the Sponsor, all or a portion of the total loaned amount pursuant to such promissory note shall be converted into warrants at a price of $1.00 per warrant, which shall be identical to the private placement warrants issued to the Sponsor.

51.8  In the event that the Company does not consummate a Business Combination by 15 months from the consummation of the IPO (or up to 24 months if such date is extended as described in Article 51.7), or such later time as the Members may approve in accordance with the Articles (collectively, the “Business Combination Period”), the Company shall:

(a)     cease all operations except for the purpose of winding up;

(b)    as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)     as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law. For avoidance of doubt, in the event that the Company does not consummate a Business Combination during the Business Combination Period, any promissory note from the Sponsor (or any of its affiliates or designees) as described in Article 51.7 shall only be repaid from funds outside of the Trust Account.

51.9  In the event that any amendment is made to the Articles:

(a)     to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 15 months from the consummation of the IPO (or up to 24 months if such date is extended as described in Article 51.7), or such later time as the Members may approve in accordance with the Articles; or

(b)    with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including

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interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

51.10  A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

51.11  After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)     receive funds from the Trust Account; or

(b)    vote as a class with Public Shares on a Business Combination.

51.12  Any transaction or transactions between the Company and any of the following parties:

(a)     any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and

any Director or Officer and any Affiliate of such Director or Officer,

may only be approved by a majority of the uninterested Independent Directors.

51.13  A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

51.14  As long as the securities of the Company are listed on the Nasdaq Global Market, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (net of amounts previously disbursed to the Company’s management for taxes and excluding the amount of deferred underwriting discounts held in the Trust Account) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. A Business Combination must not be effectuated solely with another blank cheque company or a similar company with nominal operations. A Business Combination must not be effectuated with any target business based in or with its principal business operations in Mainland China, Hong Kong or Macau.

51.15  The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to complete a Business Combination with a target that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that is a member of the United States Financial Industry Regulatory Authority or an independent accounting firm that such a Business Combination is fair to the Company from a financial point of view.

52       Certain Tax Filings

Each Tax Filing Authorised Person and any such other person, acting alone, as any Director shall designate from time to time, are authorised to file tax forms SS-4, W-8 BEN, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any US state or federal governmental authorities or foreign governmental authorities in connection with the formation, activities and/or elections of the Company and such

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other tax forms as may be approved from time to time by any Director or Officer. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other person prior to the date of the Articles.

53     Business Opportunities

53.1  To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

53.2  Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

53.3  To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

54     Exclusive Jurisdiction and Forum

54.1  Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum, the Articles or otherwise related in any way to each Member’s shareholding in the Company, including but not limited to:

(a)     any derivative action or proceeding brought on behalf of the Company;

(b)    any action asserting a claim of breach of any fiduciary or other duty owed by any current or former Director, Officer or other employee of the Company to the Company or the Members;

(c)     any action asserting a claim arising pursuant to any provision of the Statute, the Memorandum or the Articles; or

(d)    any action asserting a claim against the Company governed by the “Internal Affairs Doctrine” (as such concept is recognised under the laws of the United States of America).

54.2  Each Member irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes.

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54.3  Without prejudice to any other rights or remedies that the Company may have, each Member acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly the Company shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

54.4  This Article 54 shall not apply to any action or suits brought to enforce any liability or duty created by the U.S. Securities Act of 1933, as amended, the Exchange Act, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

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Annex H

PROPOSED SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF CHENGHE

Annex H-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The CayCo Listing Articles permit indemnification of officers and directors from and against all actions, proceedings, costs, charges, losses, damages and liabilities which they or any of them, their or any of their personal representatives, incurred or sustained by them, other than by reason of their own dishonesty, wilful default or fraud, in or about the conduct of CayCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning CayCo or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements Schedules

(a) Exhibits.

Exhibit Number	Description
2.1#

Business Combination Agreement, dated as of July 21, 2023, by and among Chenghe Acquisition Co., Semilux International Ltd., SEMILUX LTD. and Taiwan Color Optics, Inc. (included as Annex A to the Registration Statement/Proxy Statement).

2.2	Plan of Merger (included as Annex A-1 to the Registration Statement/Proxy Statement).
3.1	Memorandum and Articles of Association of Semilux International Ltd.
3.2	Form of Amended and Restated Memorandum and Articles of Association of Semilux International Ltd. (included as Annex B to Registration Statement/Proxy Statement).
3.3	Amended and Restated Memorandum and Articles of Association of Chenghe Acquisition Co. (included as Annex G to the Registration Statement/Proxy Statement).
4.1**	Specimen Unit Certificate of Chenghe Acquisition Co.
4.2**	Specimen Class A Ordinary Share Certificate of Chenghe Acquisition Co.
4.3**	Specimen Warrant Certificate of Chenghe Acquisition Co.
4.4**	Warrant Agreement, dated as of April 27, 2022, by and between Chenghe Acquisition Co. and Continental Stock Transfer & Trust Company.
4.5*	Specimen Ordinary Share Certificate of Semilux International Ltd.
4.6*	Specimen Warrant Certificate of Semilux International Ltd.
4.7**	Form of Assignment and Assumption Agreement by and among Chenghe Acquisition Co., Semilux International Ltd. and Continental Stock Transfer & Trust Company.
5.1*	Opinion of Ross Law Group, PLLC as to the validity of the warrants of Semilux International Ltd. to be issued.
5.2*	Opinion of Ogier as to the validity of the ordinary shares of Semilux International Ltd. to be issued.
10.1**	Investment Management Trust Agreement, dated as of April 27, 2022, by and between Chenghe Acquisition Co. and Continental Stock Transfer & Trust Company.
10.2

Sponsor Support Agreement, dated as of July 21, 2023, by and among Taiwan Color Optics, Inc., Chenghe Acquisition Co. and Chenghe Investment Co. (included as Annex C to the Registration Statement/Proxy Statement).

Exhibit Number	Description
10.3#

Company Shareholder Support Agreement, dated as of July 21, 2023, by and among Taiwan Color Optics, Inc., Semilux International Ltd., Chenghe Acquisition Co., Chenghe Investment Co. and certain shareholders of Semilux International Ltd. named therein (included as Annex D to the Registration Statement/Proxy Statement).

10.4	Form of Lock-Up Agreement (included as Annex E to the Registration Statement/Proxy Statement).
10.5	Form of Investor Rights Agreement (included as Annex F to the Registration Statement/Proxy Statement).
10.6**	Lease Agreement, dated January 1, 2023, between Taiwan Color Optics, Inc. and Central Taiwan Science Park (EN Translation).
10.7	Research Project Subsidy Contract, dated November 27, 2017, between National Chung Hsing University, Taiwan Color Optics, Inc. and Professor Wood-Hi Cheng (EN Translation).
10.8	Advanced Technology Transfer Authorization Agreement, dated December 27, 2017, amongst National Chung Hsing University, Taiwan Color Optics, Inc. and Professor Wood-Hi Cheng (EN Translation).
10.9	Central Taiwan Science Park Bureau Emerging Technology Application Project Contract, dated May 7, 2021, between Taiwan Color Optics, Inc. and National Chung Hsing University (EN Translation).
10.10	Scheduling Agreement, dated January 1, 2023, between Osram Continental and Taiwan Color Optics, Inc.
10.11	Purchase order from Coretronic to Taiwan Color Optics, Inc., dated May 11, 2023 (EN Translation).
10.12	Purchase order from Delta Electronics International (Singapore) Pte. Ltd. to Taiwan Color Optics, Inc., dated June 28, 2023 (EN Translation).
21.1**	List of subsidiaries of Semilux International Ltd.
23.1**	Consent of Enrome LLP, an independent registered accounting firm for Taiwan Color Optics, Inc.
23.2*	Consent of Marcum Asia CPAs LLP, an independent registered accounting firm for Chenghe Acquisition Co.
23.3*	Consent of Ross Law Group, PLLC (included in Exhibit 5.1).
23.4*	Consent of Ogier (included in Exhibit 5.2).
99.1*	Form of Proxy for Extraordinary General Meeting.
99.[x]*	Consent of [Name] (Director Nominee)
107*	Filing Fee Table

____________

*        To be filed by Amendment.

**      Previously filed.

#        Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

•        To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•        To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•        To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

•        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

•        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

•        To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (1)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•        Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•        Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•        Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Taichung City, Taiwan on the 23rd day of October, 2023.

Semilux International Ltd.
By:	/s/ Yung-Peng Change
Name:	Yung-Peng Chang
Title:	Chairman of the Board, Director and Co-Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Yung-Peng Chang, acting alone, as an attorney-in-fact with full power of substitution for him in any and all capacities to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Yung-Peng Chang	Chairman of the Board, Director and	October 23, 2023
Yung-Peng Chang	Co-Chief Executive Officer (Principal Executive Officer)
/s/ Tina Hsiu-Chen Hsu	Chief Financial Officer	October 23, 2023
Tina Hsiu-Chen Hsu	(Principal Financial and Accounting Officer)
/s/ Alan Chih-Feng Wang	Co-Chief Executive Officer and Director	October 23, 2023
Alan Chih-Feng Wang
/s/ Charles W. Tu	Director Nominee	October 23, 2023
Charles W. Tu
/s/ Mu-Jang Yang	Director Nominee	October 23, 2023
Mu-Jung Yang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Semilux International Ltd., has signed this registration statement or amendment thereto in the City of New York, State of New York, on October 23, 2023.

COGENCY GLOBAL INC.
By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President